恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-006-2003/HLPL

03003403

15th January, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

Re: Hang Lung Properties Limited
Rule 12g3-2(b) Exemption
File No. 82-3410

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Hang Lung Properties Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on 30th October, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities under Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (001-852) 2879-0111 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed stamped envelope.

dlw 1/30

../2

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Company Secretary

Encl.
EL/rh

File No. 82-3410

Annex A to Letter to the SEC
dated 15th January, 2003 of
Hang Lung Properties Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 30th October, 1992

Description of Document	Check if Enclosed
Title : Monthly Return on Movement of Listed Equity Securities Date : as of 31st January, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Notification of Meeting of Board of Directors at which: (i) an interim dividend is declared; or (ii) a recommendation to do so is made; or (iii) any announcement relating to profits or losses is to be approved for publication Date : as of 19th February, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Monthly Return on Movement of Listed Equity Securities Date : as of 28th February, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Half-Year Results Announcement Form Date : as of 1st March, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Enclosing soft copy of Preliminary Announcement of Interim Results Date : as of 4th March, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓
Title : Notification of Closure of Books Date : as of 4th March, 2002 Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	✓

Title : Press Announcement of Interim Results
Date : as of 4th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Confirmation of No Subsequent Alteration on Announcement of Interim Results
Date : as of 5th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Press Announcement re: Proposed Issue of Convertible Bonds due 2007
Date : as of 6th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Letter of Undertaking to notify any dealings in the Convertible Bonds due 2007
Date : as of 6th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Press Announcement re: Proposed Issue of Convertible Bonds due 2007
Date : as of 7th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Press Announcement re: Proposed Issue of Convertible Bonds due 2007
Date : as of 8th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Application for Listing of and Permission to deal in the 250 Million Ordinary Shares upon conversion of the Convertible Bonds due 2007
Date : as of 18th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Publication of Financial Information (relating to Interim Results) on Stock Exchange's website
Date : as of 21st March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Offering Circular re: HK$2.25 Billion 3.4% Guaranteed Convertible Bonds due 2007
Date : as of 25th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of both languages of Interim Report
Date : as of 27th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcements re: 3.4% Guaranteed Convertible Bonds due 2007
Date : as of 6th, 7th and 8th March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st March, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of 2001/2002 Interim Report
Date : for the half year ended 31st December, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : 2001/2002 Interim Report
Date : for the half year ended 31st December, 2001
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th April, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Re-printed Memorandum and Articles of Association
Date : as of 8th May, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Enclosing soft copy of Press Announcement re: Proposed Further Issue of 3.4% Guaranteed Convertible Bonds due 2007
Date : as of 23rd May, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Letter of Undertaking to notify any dealings in the additional Convertible Bonds due 2007
Date : as of 24th May, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement re: Proposed Further Issue of 3.4% Guaranteed Convertible Bonds due 2007
Date : as of 24th May, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Press Announcement re: Proposed Further Issue of 3.4% Guaranteed Convertible Bonds due 2007
Date : as of 24th May, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Application for Listing of and Permission to deal in the 133,333,333 Ordinary Shares upon conversion of the Convertible Bonds due 2007
Date : as of 24th May, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement re: Proposed Further Issue of 3.4% Guaranteed Convertible Bonds due 2007
Date : as of 27th May, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st May, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Offering Circular re: HK$1.2 Billion 3.4% Guaranteed Convertible Bonds due 2007
Date : 12th June, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th June, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Meeting of Board of Directors at which:
(i) a final dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date : as of 29th July, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st July, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Final Results Announcement Form
Date : as of 28th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Change of Particulars of a Director
Date : as of 28th August, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Enclosing soft copy of Joint Announcement re: Acquisition of Interests in Grand Hotel Holdings Limited, etc.
Date : as of 28th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Notification of Closure of Books
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Press Announcement of Final Results
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Acquisition of Interests in Grand Hotel Holdings Limited, etc.
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Cash Offer for all the Shares in Grand Hotel Holdings Limited, etc.
Date : as of 29th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Cash Offer for all the Shares in Grand Hotel Holdings Limited, etc.
Date : as of 30th August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st August, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Appointment of Independent Financial Advisers
Date : as of 6th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Publication of Financial Information (relating to Annual Results) on Stock Exchange's website
Date : as of 18th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Application for Listing of and Permission to deal in an amount equal to 10% of the issued ordinary share capital as at 22nd November, 2002 upon exercise of share options
Date : as of 19th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Delay in Despatch of Circulars
Date : as of 19th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Circular re: Connected Transactions, Possible Mandatory Unconditional Cash Offers and Proposed Privatisation of Grand Hotel Holdings Limited
Date : as of 19th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Circular re: Connected Transactions, Possible Mandatory Unconditional Cash Offers and Proposed Privatisation of Grand Hotel Holdings Limited
Date : as of 20th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Delay in Despatch of Circulars
Date : as of 20th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th September, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Notices of Annual General Meeting
Date : as of 8th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Undertaking of Exercising Repurchases Power pursuant to the Repurchase Mandate
Date : as of 8th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Results of
of the Extraordinary General Meetings
Date : as of 8th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Press Announcement of Notices of Annual General Meeting
Date : as of 9th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Joint Announcement re: Results of the Extraordinary General Meetings
Date : as of 9th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Enclosing soft copy of Joint Announcement re: Completion of the Sale and Purchase Agreement
Date : as of 9th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Joint Announcement re: Completion of the Sale and Purchase Agreement
Date : as of 10th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Enclosing soft copy of Composite Offer Document
Date : as of 12th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Composite Offer Document
Date : as of 15th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Enclosing soft copy of Joint Announcement re: Despatch of the Composite Document
Date : as of 15th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Joint Announcement re: Despatch of the Composite Document
Date : as of 16th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

Title : Enclosing soft copy of Circular re: Notice of Annual General Meeting, Share Option Scheme and Repurchase Mandate
Date : as of 18th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Circular re: Notice of Annual General Meeting, Share Option Scheme and Repurchase Mandate
Date : as of 8th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of 2001/02 Annual Report
Date : as of 18th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : 2001/2002 Annual Report, Audited Accounts and Auditors' Report
Date : for the year ended 30th June, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Confirmation of No Subsequent Alteration on Announcement of Final Results
Date : as of 28th October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st October, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Extension of Offer Period
Date : as of 5th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Extension of Offer Period
Date : as of 6th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Further Extension of Offer Period
Date : as of 19th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Further Extension of Offer Period
Date : as of 20th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Special Resolutions passed at Annual General Meeting
Date : 22nd November, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Year 2002 Annual Return
Date : 22nd November, 2002
Entity requiring item : Companies Registry under Companies Ordinance of Hong Kong ✓

Title : Enclosing soft copy of Joint Announcement re: Adoption of a Share Option Scheme by Hang Lung Properties Limited
Date : as of 22nd November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Adoption of a Share Option Scheme by Hang Lung Properties Limited
Date : as of 25th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 30th November, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Enclosing soft copy of Joint Announcement re: Closure of Unconditional Mandatory Cash Offers, Compulsory Acquisition of the outstanding shares in Grand Hotel Holdings Limited, etc.
Date : as of 3rd December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Joint Announcement re: Closure of Unconditional Mandatory Cash Offers, Compulsory Acquisition of the outstanding shares in Grand Hotel Holdings Limited, etc.
Date : as of 4th December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Director's/Chief Executive's Notice
Date : as of 4th December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to the Securities (Disclosure of Interests) Ordinance) ✓

Title : Enclosing duly passed resolutions at Annual General Meeting
together with related Circular
Date : as of 6th December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

Title : Monthly Return on Movement of Listed Equity Securities
Date : as of 31st December, 2002
Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ✓

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 January 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 February 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2,889,333,907	112,435	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares Convertible price: HK$ 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month:						N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

Our Ref: SO-031-2002/HLPL

19th February, 2002

Listing Division,
The Stock Exchange of
Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: Interim Results
For Six Months Ended 31st December, 2001

Please be informed that a Board Meeting of our Company will be held on Friday, 1st March, 2002 at 10:00 a.m. to consider the results in respect of the first six months ended 31st December, 2001 and to declare the payment of an interim dividend for the year ending 30th June, 2002. You will be notified of the results and decisions as soon as possible after the meeting.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/el

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 28 February 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 March 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2,889,333,907	112,435	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ *Exercise price: HK$* ______ 2. ______ *Exercise price: HK$* ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price: HK$* 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ____________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

AC

Your Ref: ACK25890/2002
Our Ref : SO-039-2002/HLPL

1st March, 2002

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By Fax & By Hand
(fax no.2523-1254)

Attn: Ms. Jane Shum

Dear Sirs,

Re: Interim Dividend For Six Months Ended 31st December, 2001

Please be informed that at a Directors' Meeting of the Company held on 1st March, 2002, the board has resolved to declare an interim dividend of 11 cents per ordinary share to be paid on 28th March, 2002 to ordinary shareholders registered as of 22nd March, 2002. The Register of Members will be closed from Tuesday, 19th March, 2002 to Friday, 22nd March, 2002, both days inclusive.

As requested in your letter dated 20th February, 2002, we enclose herewith the completed Results Announcement Form for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S. W. Ching
Secretary

Encl.

RsC/el

: Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

ANT NOTES:
IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM. YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM. IN PARTICULAR THE BOOK CLOSING DATES. MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hang Lung Properties Limited (Name of Company/~~Representative Company~~) — No. of pages: 2

Robin Ching (Responsible Official) — 2879-0770 (Contact Telephone Number) — 1st March, 2002 Date

Name of listed company : HANG LUNG PROPERTIES LIMITED

Year end date : 30 / 06 / 02

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No (Note 1)

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☐ Neither N/A

iew of interim report (if applicable) by
☒ Audit committee
☐ Auditors
☐ Neither of the above

		(~~Audited~~/Unaudited*) Current Period from 1/7/01 to 31/12/01 (HK$'million)		(~~Audited~~/Unaudited*) Last Corresponding Period from 1/7/00 to 31/12/00 (HK$'million)	
Turnover (Note I)	:	1,242.6		1,604.6	
Profit/(~~Loss~~) from Operations (Note III)	:	816.9		1,088.3	
Finance cost	:	(116.5)		(155.3)	
Share of Profit / (Loss) of Associates	:	-		-	
Share of Profit / (~~Loss~~) of Jointly Controlled Entities	:	29.2		21.4	
Preference Dividend (Note 2)	:	(24.1)		(24.1)	
Profit / (~~Loss~~) after Taxation & MI & Preference Dividend	:	~~633.9~~		~~830.4~~	
% Change over Last Period	:	-23.7 %			
EPS / (~~LPS~~)/(ordinary share) (Note 3) - Basic	:	21.9¢		28.7¢	
- Diluted	:	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	-		-	
Profit / (~~Loss~~) after ETD Items	:	633.9		830.4	
Interim / ~~Final~~ Dividend per/ordinary Share	:	11¢		11¢	
(specify if with other options)	:	Nil		Nil	
B / C Dates for Interim / ~~Final~~/ordinary Dividend	:	19/3/02	to	22/3/02	bdi.
Payable Date	:	28/3/02			
B / C Dates for (______) General Meeting	:	N/A	to		bdi.
Other Distribution for Current Period	:	Nil			
B / C Date for Other Distribution	:	N/A	to		bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
HANG LUNG PROPERTIES LIMITED

Signature : [signature]
Name : Robin Ching

Hang Lung Properties Limited

Notes

1. For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with current period's classification.

2. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2001.

3. The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$633.9 million (2000: HK$830.4 million) and the weighted average number of 2,890.3 million (2000: 2,891.1 million) ordinary shares in issue during the period.

   No diluted earnings per ordinary share is presented for both periods as the Company's convertible cumulative preference shares did not give rise to any dilution.

Our Ref: SO-043-2002/HLGL

4th March, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Group Limited
Hang Lung Properties Limited
Grand Hotel Holdings Limited
- Preliminary Announcement

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

/el

c.c. Roman Financial Press Ltd. (Attn. Mr. Aron Li)

Our Ref: SO-044-2002/HLGL

4th March, 2002

Listing Division,
The Stock Exchange of
Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Re: **Closure of Books**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

Please be informed that the Registers of Members of the above 3 companies will be closed from Tuesday, 19th March, 2002 to Friday, 22nd March, 2002, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post, Hong Kong Economic Journal and Hong Kong Economic Times.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

RsC/el

Our Ref: SO-045-2002/HLGL

4th March, 2002

E-Business & Information Services,
Hong Kong Exchanges and Clearing Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Jane Shum

Dear Sirs,

Re: Press Announcement in respect of Interim Results

Further to our letters dated 1st March, 2002, we have pleasure in enclosing herewith the original form and seven copies of our press announcement in respect of interim results for Hang Lung Group Limited, Hang Lung Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in South China Morning Post, Hong Kong Economic Journal and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001 (UNAUDITED)

	Note	2001 HK$Million	2000 HK$Million
Turnover	2	1,615.0	4,194.1
Other revenue	3	81.7	171.0
Direct costs and operating expenses		(766.5)	(3,017.0)
Administrative expenses		(71.1)	(68.5)
Profit from operations before finance costs		859.1	1,279.6
Finance costs	4	(181.0)	(298.4)
Operating profit		678.1	981.2
Share of results of jointly controlled entities		14.2	32.3
Profit before taxation	2&4	692.3	1,013.5
Taxation	5	(64.4)	(124.0)
Profit after taxation		627.9	889.5
Minority interests		(327.5)	(396.1)
Net profit attributable to shareholders		300.4	493.4
Interim dividend at 12¢ (2000: 12¢) per share		158.8	158.7
Earnings per share	6	22.7¢	37.3¢

Notes:

1. The interim results have not been audited.
2. Segment information

	Turnover 2001 HK$Million	Turnover 2000 HK$Million	Profit before taxation 2001 HK$Million	Profit before taxation 2000 HK$Million
(a) Business segment				
Property sales	413.6	3,041.6	66.0	367.6
Property leasing	1,071.4	993.1	798.4	751.7
Hotel owning and management	118.4	142.9	20.9	46.5
Other operations	11.6	16.5	(16.5)	30.3
	1,615.0	4,194.1	868.8	1,196.1
Interest income			61.4	152.0
Administrative expenses			(71.1)	(68.5)
Finance costs			(181.0)	(298.4)
			678.1	981.2
Share of results of jointly controlled entities			14.2	32.3
			692.3	1,013.5
(b) Geographical segment				
Group				
— Hong Kong	1,394.9	4,092.7	779.4	1,171.3
— Mainland China	220.1	101.4	89.4	24.8
	1,615.0	4,194.1	868.8	1,196.1
Interest income			61.4	152.0
Administrative expenses			(71.1)	(68.5)
Finance costs			(181.0)	(298.4)
			678.1	981.2
Share of results of jointly controlled entities			14.2	32.3
			692.3	1,013.5

For the current period, turnover comprised of revenue *from the Group's principal* businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with current period's classification.

	2001 HK$Million	2000 HK$Million
3. Other revenue		
Interest income	61.4	152.0
Dividend income from listed *investments*	18.9	3.4
Profit on disposal of listed investments	1.4	15.6
	81.7	171.0
4. *Profit before taxation is arrived at after charging:*		
Finance costs		
Interest on borrowings	283.2	368.2
Other ancillary borrowing costs	14.7	19.3
Total borrowing costs	297.9	387.5
Less: Borrowing costs capitalised	(116.9)	(89.1)
	181.0	298.4
Cost of inventories	184.5	2,091.7
Depreciation	26.7	25.6
Unrealised loss on listed investments	36.2	—

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period.

	2001 HK$Million	2000 HK$Million
Group		
— Hong Kong	61.8	118.8
Jointly controlled entities		
— Hong Kong	2.6	5.2
	64.4	124.0

6. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$300.4 million (2000: HK$493.4 million) and the weighted average number of 1,322.7 million (2000: 1,322.9 million) shares in issue during the period.

No diluted earnings per share is presented for both periods as the Company's share options did not give rise to any dilution.

1

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001 (UNAUDITED)

	Note	2001 HK$Million	2000 HK$Million
Turnover	2	1,242.6	1,604.6
Other revenue		55.6	142.7
Direct costs and operating expenses		(441.8)	(616.1)
Administrative expenses		(39.5)	(42.9)
Profit from operations before finance costs		816.9	1,088.3
Finance costs	3	(116.5)	(155.3)
Operating profit		700.4	933.0
Share of results of jointly controlled entities		29.2	21.4
Profit before taxation	2&3	729.6	954.4
Taxation	4	(61.7)	(99.9)
Profit after taxation		667.9	854.5
Minority interests		(9.9)	—
		658.0	854.5
Preference dividend	5	(24.1)	(24.1)
Net profit attributable to ordinary shareholders		633.9	830.4
Interim dividend at 11¢ (2000: 11¢) per ordinary share		317.8	318.0
Earnings per ordinary share	6	21.9¢	28.7¢

Notes:

1. The interim results have not been audited.

2. Segment information

	Turnover 2001 HK$Million	Turnover 2000 HK$Million	Profit before taxation 2001 HK$Million	Profit before taxation 2000 HK$Million
(a) Business segment				
Property leasing	936.8	866.7	717.1	678.8
Property sales	305.8	737.9	83.7	309.7
	1,242.6	1,604.6	800.8	988.5
Interest income			55.6	142.7
Administrative expenses			(39.5)	(42.9)
Finance costs			(116.5)	(155.3)
			700.4	933.0
Share of results of jointly controlled entities			29.2	21.4
			729.6	954.4
(b) *Geographical segment*				
Group				
— Hong Kong	1,154.8	1,604.6	753.7	988.5
— Mainland China	87.8	—	47.1	—
	1,242.6	1,604.6	800.8	988.5
Jointly controlled entities				
— Hong Kong			15.4	12.4
— Mainland China			13.8	9.0
			830.0	1,009.9
Interest income			55.6	142.7
Administrative expenses			(39.5)	(42.9)
Finance costs			(116.5)	(155.3)
			729.6	954.4

For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with current period's classification.

3. Profit before taxation is arrived at after charging/(crediting):

	2001 HK$Million	2000 HK$Million
Finance costs		
Interest on borrowings	224.5	231.0
Other ancillary borrowing costs	8.9	13.4
Total borrowing costs	233.4	244.4
Less: *Borrowing costs capitalised*	(116.9)	(89.1)
	116.5	155.3
Depreciation	14.7	14.2
Interest income	(55.6)	(142.7)

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2001 HK$Million	2000 HK$Million
Group		
— Hong Kong	59.5	98.1
Jointly controlled entities		
— Hong Kong	2.2	1.8
	61.7	99.9

5. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2001.

6. The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$633.9 million (2000: HK$830.4 million) and the weighted average number of 2,890.3 million (2000: 2,891.1 million) ordinary shares in issue during the period.

No diluted earnings per ordinary share is presented for both periods as the Company's convertible cumulative preference shares did not give rise to any dilution.

2

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2001 (UNAUDITED)

	Note	2001 HK$Million	2000 HK$Million
Turnover	3	118.9	143.9
Cost of sales		(103.2)	(102.8)
Gross profit		15.7	41.1
Other revenue		7.0	10.6
Administrative expenses		(8.6)	(9.3)
Profit from operations	4	14.1	42.4
Share of results of jointly controlled entities		(0.8)	(1.3)
Profit before taxation		13.3	41.1
Taxation	5	(0.8)	(13.0)
Net profit attributable to shareholders		12.5	28.1
Interim dividend			
'A' shares: 1.5¢ (2000: 1.5¢) per share		9.3	9.3
'B' shares: 0.15¢ (2000: 0.15¢) per share		0.9	0.9
		10.2	10.2
Earnings per share	6		
'A' share		1.83¢	4.12¢
'B' share		0.18¢	0.41¢

Notes:

1. The interim results have not been audited.

2. Segment information

   As the Group's principal business is the operation of hotels and the majority of these activities during the period were carried out in Hong Kong, an analysis of the Group's turnover and profit by business and geographical segment has not been provided.

3. Turnover

   Turnover excludes interest income, comparative figure has been restated accordingly.

4. Profit from operations is arrived at after charging/(crediting):

	2001 HK$Million	2000 HK$Million
Cost of inventories	7.8	8.7
Depreciation	7.4	7.4
Interest income	(1.8)	(5.2)
Management fee income	(5.2)	(5.4)

   Interest income is now presented as other revenue for the current period and comparative figure has been restated accordingly.

5. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities.

6. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$12.5 million (2000: HK$28.1 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the period.

MANAGEMENT DISCUSSION AND ANALYSIS

Name Change

At the extraordinary general meeting of the Company held on 18 December 2001, the Special Resolution regarding the change of name of the Company from "Hang Lung Development Company, Limited" to "Hang Lung Group Limited" was passed by the shareholders. The change of name is to reflect what is already known about the Group by the public. It also enables the investors to have an easy recognition of the Company as a Group and enhances the Company's corporate image.

Results and Dividend

In the six months ended 31 December 2001, turnover decreased by 61.5% to HK$1,615 million due to reduced property sales. Property sales for the period primarily related to the sale of 17 units of Garden Terrace compared to 555 units of Baycrest and 35 units of Garden Terrace sold during the previous period.

Finance costs decreased by 39.3% to HK$181 million as interest rates on bank borrowings dropped during the period, coupled with an increase in interest capitalised to projects under development.

Net profit decreased by 39.1% to HK$300.4 million and earnings per share decreased by 39.1% to 22.7 cents.

Your Board declares an interim dividend of 12 cents per share payable on 28 March 2002 to shareholders of record on 22 March 2002, the same as that paid a year ago.

Business Review

The property industry went through a very challenging period. Apartment prices hardly moved as transaction volumes increased somewhat. On the leasing front, office rental fell by 10–15% in the six months under review, and that for high end residential remained weak, while retail space fared slightly better.

Fortunately, rents in Shanghai had so far held up well. Our two shopping centers — The Grand Gateway and Plaza 66 — as well as the office tower at the latter location had all performed well.

On the property development front, The Harbourside, our Airport Railway Kowloon Station Package Four Development project, is scheduled for sale either in late 2002 or early 2003 while New Haven, our Sha Tsui Road property in Tsuen Wan, is scheduled for sale in the second quarter of 2002. Construction of the Hing Wah Street West and Hoi Fai Road projects is progressing well and the former should be available for sale in the second half of 2002.

Profit before taxation from the Group's hotel operations decreased 55.1% to HK$20.9 million during the period under review due to lower room rates. All our hotels continued to exceed the industry average occupancy level of 79%, but at the expense of room rates which was reduced by 16%. Occupancy rate at Grand Plaza Hotel was 86%, at Grand Tower Hotel 87% and at The Wesley 94%. Occupancy level at our Grand Plaza Apartments for the period under review was 92%.

Finance

The Group's consolidated net debt at 31 December 2001, being bank borrowings less cash and bank deposits, amounted to HK$8,940.2 million compared to net debt of HK$8,132.8 million at 30 June 2001. The increase was mainly caused by capital expenditures on the Group's property development projects. In October 2001, the Group concluded a HK$1 billion four-year syndicated loan with 7 leading local-based banks. The syndication reflected the strong credit rating of the Group and the confidence of the banking community in the Group's financial strength.

Outlook

In the longer run, rental contributions from the Shanghai projects should increase. What eventually may help profit will be sales of Hong Kong apartments which have low land cost relative to our competitors.

Given this environment, full year profit is likely to be lower than that of last year, but we look forward to marginally better days ahead — perhaps as early as 2003.

PUBLICATION OF RESULTS ANNOUNCEMENT

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, *www.hanglung.com*.

BOOK CLOSE DATES

Book close dates (both days inclusive)	19 March 2002 to 22 March 2002
Latest time to lodge transfers	4:00 p.m. on 18 March 2002
Interim dividend payment date	28 March 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Name Change

At the extraordinary general meeting of the Company held on 18 December 2001, the Special Resolution regarding the change of name of the Company from "Amoy Properties Limited" to "Hang Lung Properties Limited" was passed by the shareholders. The change of name is to reflect changes in the underlying business of the Company and management believes that it is to shareholders' benefit to capitalize on the goodwill associated with the longstanding ınd highly recognized name of Hang Lung.

Results and Dividend

In the six months ended 31 Decenber 2001, turnover decreased by 22.6% to HK$1,242.6 million primarily due to the decrease in property siles as only 17 residential units of Garden Terrace were sold during the period compared to 35 units for tle corresponding period last year.

Finance costs decreased by 25% toHK$116.5 million as interest rates on bank borrowings dropped during the period, coupled with an increase n interest capitalised to projects under development.

Net profit attributable to ordinary shareholders fell 23.7% to HK$633.9 million. Earnings per ordinary share decreased by 23.7% to 21.9 cents

Your Board declares an interim dividend of 11 cents per ordinary share payable on 28 March 2002 to ordinary shareholders of record on22 March 2002, the same as that paid last year.

Business Review

Rental income and profit from our long Kong leasing operations were both at about the same levels as the year before, with overall occupancyate at over 92% for our properties. Offices and high end residential have suffered more than retail malls. Sine our two Shanghai projects — The Grand Gateway and Plaza 66 — are now contributing, total rental incore has risen.

Our residential project at Stubbs fiad, The Summit received its occupation permit in January 2002 and leasing activity should commence i the first quarter of 2002.

On the property development frontThe Harbourside, our Airport Railway Kowloon Station Package Four Development project, is scheduled ır sale either in late 2002 or early 2003. Construction of the Hing Wah Street West and Hoi Fai Road projec is both progressing well and the former should be available for sale in the second half of 2002.

Finance

The Group's consolidated net debt at1 December 2001, being bank borrowings less cash and bank deposits, amounted to HK$6,307 million comıred to net debt of HK$5,227.6 million at 30 June 2001. The increase was mainly due to capital expenditus on the Group's property development projects.

Outlook

We are well positioned in the best gment of the property business as we own some of the best in town residential land at very competitive fces. Office and high end apartment rental will remain weak for some time to come. The only bright spot ithe leasing front comes from Shanghai.

Since there will not be much propertsales activities beyond Garden Terrace until the second half of 2002, profit for the full year is expected tonderperform that of the twelve months before.

PUBLICATION OF RESULTS ANNOVCEMENT

A detailed results announcement coaining all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governingne Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published the Exchange's website in due course. It is also available on Hang Lung Group's website, *www.hangluıcom.*

BOOK CLOSE DATES

Book close dates (both days inclusiv	19 March 2002 to 22 March 2002
Latest time to lodge transfers	4:00 p.m. on 18 March 2002
Interim ordinary dividend payment e	28 March 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividends

In the six months ended 31 December 2001, turnover decreased 17.4% to HK$118.9 million due to lower room rates. Since operating expenses have been maintained at the same level as the previous period, this decrease in turnover is reflected in profit before tax which amounted to HK$13.3 million compared to the previous year's HK$41.1 million. Net profit attributable to shareholders decreased 55.5% to HK$12.5 million.

Your Board resolved to pay interim dividends of 1.5 cents per 'A' share and 0.15 cent per 'B' share payable on 28 March 2002 to shareholders of record on 22 March 2002, the same as that paid last year.

Hotel Operations

Visitor arrivals, although increased marginally by 3% over last year, did nothing to improve the operating environment. The increase in visitor arrivals from Mainland China in fact exerted further downward pressure on room rates and occupancies as these travellers were of lower financial means whose presence in Hong Kong was motivated by aggressive pricing achieved by a combination of shorter tour duration and lower accommodation cost.

All our hotels continued to exceed the industry average occupancy level of 79%, but at the expense of room rates which was reduced by 16%. Occupancy rate at Grand Plaza Hotel was 86%, at Grand Tower Hotel 87% and at The Wesley 94%.

Occupancy level at our Grand Plaza Apartments for the period under review was 92%.

Finance

During the period, the Group's debt-free position remained unchanged. At 31 December 2001, its net cash balance amounted to HK$119 million against net cash balance of HK$116.3 million at 30 June 2001.

Outlook

Mainland arrivals are now dominating the market and the thin profit margin from this sector is unlikely to create new impetus to the industry. Despite such difficult circumstances, the Company will endeavour to remain profitable.

PUBLICATION OF RESULTS ANNOUNCEMENT

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, *www.hanglung.com*.

BOOK CLOSE DATES

Book close dates (both days inclusive)	19 March 2002 to 22 March 2002
Latest time to lodge transfers	4:00 p.m. on 18 March 2002
Interim dividend payment date	28 March 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

HKE 香港交易所

[illegible]

BY FAX & MAIL
2868676

Hang Lung Properties Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

Attn: Mr. Robin Ching

Dear Mr. Ching,

Hang Lung Properties Limited (the "Company")

Based on the result announcement form dated 1 March 2002 of the Company, the following information has been announced: -

Entitlement : Int Div $0.11 per share.

Book closing dates: 19/03/2002 to 22/03/2002, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the teletext system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

Eric Lam
Officer
E-Business & Information Services

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Secretary

Authorized Representative
Name: Robin S.W. Ching
Date: 5th March, 2002

Our Ref: SO-053-2002/HLGL

6th March, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Announcement re Proposed Issue of Convertible Bonds due 2007

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms. J. Chiu/Mr. J. Wan of the Exchange on 6th March, 2002 at 7:45 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 7th March, 2002.

Should you have any queries, please contact Ms. Esther Li on 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

L

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

恒隆地產
HANG LUNG PROPERTIES

PRIVATE AND CONFIDENTIAL
BY FAX (Fax no 25379502)

6 March 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F 1 International Finance Centre
1 Harbour View Street
Hong Kong

Attn: Mr Joseph Wan

Dear Sirs

We refer to the announcement of the Company dated 6 March 2002 (the "Announcement") and hereby undertake to promptly notify The Stock Exchange of Hong Kong Limited if we are aware of any dealings in the Bonds (as defined in the Announcement) by any connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the Company.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Terry S Y Ng
Executive Director

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686031
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話：2879 0111 傳真：2868 6031

Our Ref: SO-055-2002/HLGL

7th March, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Announcement re Proposed Issue of Convertible Bonds due 2007

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms. Jimmy Chau of the Exchange on 7th March, 2002 at7:30 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 8th March, 2002.

Should you have any queries, please contact Ms. Esther Li on 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

Our Ref: SO-059-2002/HLGL

8th March, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Announcement re Proposed Issue of Convertible Bonds due 2007

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 8th March, 2002 at6:30 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 11th March, 2002.

Should you have any queries, please contact Ms. Esther Li on 2879-0365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Esther Li
Assistant Company Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

恒隆地產 HANG LUNG PROPERTIES

18 March 2002

The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Dear Sir,

Hang Lung Properties Limited – Form C1

1. We, Hang Lung Properties Limited (the "Company"), incorporated in Hong Kong under the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), hereby apply for the listing of and for permission to deal in the securities referred to in paragraph 3 below subject to the listing rules of The Stock Exchange of Hong Kong Limited entitled "Rules Governing the Listing of Securities" (the "Listing Rules").

2. Share capital

Authorised:		HK$
4,500,000,000 ordinary shares of par value HK$1.00 each		4,500,000,000
200,000 convertible cumulative preference shares of par value HK$7,500 each		1,500,000,000
	Total:	HK$6,000,000,000
Issued fully paid or credited as fully paid:		
2,889,333,907 ordinary shares of par value HK$1.00 each		2,889,333,907
112,435 convertible cumulative preference shares of par value HK$7,500 each		843,262,500
	Total:	HK$3,732,596,407

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話:28790111 傳真:28686760

3. Amounts and descriptions of securities for which application is now made:

Application for the listing of, and the permission to deal in, 250 million ordinary shares (the "Shares") of HK$1.00 each in the capital of the Company - subject to increase as a result of any adjustment to the conversion price from time to time in accordance with the terms and conditions of the convertible bonds (the "Bonds") to be issued by HLP International Treasury Limited (the "Issuer"), a wholly-owned subsidiary of the Company, on or around 27 March 2002 on the terms and conditions summarised below:

Issue:	an aggregate principal of HK$2,250,000,000 3.4% guaranteed convertible bonds due 2007, convertible into Shares at the option of the holders of the Bonds.
Conversion Price:	HK$9.00 per Share. The conversion price will be subject to adjustment for, amongst other things, subdivision or consolidation of the Shares, bonus issues, rights issues and other dilutive events.
Status:	The Bonds will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will be unconditionally and irrevocably guaranteed by the Company.
Form and Denomination:	The Bonds will be in registered form only and in denominations of HK$10,000 each.

4. The securities for which application is now being made are proposed to be issued upon conversion of the Bonds during the Conversion Period (as defined in the Bonds) which is expected to be on or after 27 April 2002 to the close of business on 20 March 2007.

5. The securities for which application is now made:

(i) are identical in all respects;

(ii) are identical in all respects with the existing class of ordinary shares in the capital of the Company; and

(iii) are not listed or dealt in on another stock exchange.

6. So far as is known, or can be ascertained after reasonable enquiry, by the directors (the "Directors") of the Company, the following are the substantial shareholders of the Company and its holding company:

Name	Address	Extent of holding and which company
Cole Limited	33/37 Athol Street, Douglas, Isle of Man	1,765,931,170 Shares (note a)
Hang Lung Group Limited	28/F, Standard Chartered Bank Building, 4 Des Voeux Road, Central, Hong Kong	1,737,598,070 Shares (note b)
Prosperland Housing Limited	26/F, Standard Chartered Bank Building, 4 Des Voeux Road, Central, Hong Kong	1,267,523,511 Shares (note c)
Purotat Limited	26/F, Standard Chartered Bank Building, 4 Des Voeux Road, Central, Hong Kong	352,074,500 Shares (note c)

Notes:

(a) *Cole Limited was deemed to be interested in 1,737,598,070 ordinary shares held by Hang Lung Group Limited and its subsidiaries, which number of ordinary shares were included in the above-mentioned number of 1,765,931,170.*

(b) *Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,523,511 ordinary shares held by Prosperland Housing Limited, 352,074,500 ordinary shares held by Purotat Limited, and 118,000,059 ordinary shares held by other subsidiaries.*

(c) *The 1,267,523,511 ordinary shares held by Prosperland Housing Limited and the 352,074,500 ordinary shares held by Purotat Limited were included in the above-mentioned number of 1,737,598,070 ordinary shares held by Hang Lung Group Limited.*

The following are particulars of the qualifications, if any, and experience of the Directors and Secretary of the Company.

Directors

MR. RONNIE CHICHUNG CHAN

Chairman

Aged 52, Mr. Chan joined the Hang Lung group in 1972, was appointed to the board of

the Company in 1986 and became its chairman in 1991. He is also Chairman of Hang Lung Group Limited and Grand Hotel Holdings Limited. Mr. Chan serves on the board of directors of Standard Chartered PLC. He is Chairman of the Hong Kong - United States Business Council and of the Asia Business Council, a vice-president of The Real Estate Developers Association of Hong Kong, a vice chairman of the Asia Society and chairman of its Hong Kong Center, a Foundation Board Member of the World Economic Forum, and a governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has an MBA from the University of Southern California, the U.S.A.

MR. SHANG SHING YIN

Vice Chairman (Non-Executive)

Aged 70, Mr. Yin joined the Hang Lung group in 1970 and was appointed to the board of the Company in 1980. As former managing director, he has been the vice chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London. Mr. Yin is also the vice chairman (non-executive) of Hang Lung Group Limited and Grand Hotel Holdings Limited.

MR. NELSON WAI LEUNG YUEN

Managing Director

Aged 51, Mr. Yuen has been with the Hang Lung group since 1978 when he was appointed as its financial controller. When the Company became a member of the Hang Lung group in 1980, he began to assume operating responsibility in various areas of the Company's activities. In 1986, he became an executive director of the Company and was appointed managing director in 1992. Prior to joining the Hang Lung group, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, England, a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry-related positions, including being a director and member of the executive committee of The Real Estate Developers Association of Hong Kong, a member of the Hong Kong Housing Society and a member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the managing director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

MR. WILFRED SAI LEUNG HO

Executive Director

Aged 64, Mr. Ho joined Hang Lung Group Limited in 1977, and became an executive director in 1993. He was appointed as an executive director of the Company in August 2000. Mr. Ho has a Bachelor's degree in architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a registered

architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining the Hang Lung group, Mr. Ho was an architect with the Hong Kong Government. Mr. Ho is also an executive director of Hang Lung Group Limited.

MR. TERRY SZE YUEN NG

Executive Director

Aged 42, Mr. Ng has been with the Hang Lung group as an executive director since 1 November 2001. Prior to joining the Hang Lung group, Mr. Ng was the executive director and chief financial officer of Giordano International Limited, where he had worked since 1993. Mr. Ng has also worked in the Finance Division and Listing Division of The Stock Exchange of Hong Kong Limited. During his time there, Mr. Ng was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a bachelor degree from the University of New South Wales, Australia, as well as a Master of Business Administration degree from the Asia International Open University. Mr. Ng is also an executive director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

MR. RONALD JOSEPH ARCULLI, ***JP***

Non-Executive Director

Aged 63, Mr. Arculli joined the board of the Company in 1980. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is a non-executive director of Grand Hotel Holdings Limited and a director of several other major local companies.

MS. LAURA LOK YEE CHEN

Non-Executive Director

Aged 53, Ms. Chen joined the Hang Lung group in April 1997. She has been involved in the financial services industry for over fifteen years locally and in the U.S.A., and, since 1993, she has been a director of the Sterling Group, a private investment entity. Both Ms. Chen and her company Sterling Asset Management (BVI) Limited are registered as Investment Advisers by the Securities and Futures Commission under the Securities Ordinance, and actively manage investments in global capital markets, in particular in developing countries. Ms. Chen holds an MBA from the George Washington University in Washington, DC and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen also serves on the boards of several companies and actively participates in charitable and voluntary services. Ms. Chen is also a non-executive director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

DR. HON KWAN CHENG, *GBS, JP*

Non-Executive Director

Aged 74, Dr. Cheng joined the Hang Lung group in 1993. Dr. Cheng obtained an engineering degree from Tianjin University, the People's Republic of China and a post-graduate diploma from Imperial College, London, the U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institute of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, past Vice President and Fellow of The Institute of Structural Engineers, the U.K., an Authorised Person and registered structural engineer in Hong Kong. Mr. Cheng holds a number of directorships. He has been a member of both the Executive and Legislative Councils. Among his public posts, he is chairman of the Hong Kong Housing Authority and the Transport Advisory Committee. Dr. Cheng is also a non-executive director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

PROFESSOR PAK WAI LIU

Non-Executive Director

Aged 53, Professor Liu joined the board of the Company as a non-executive director in 1998. Educated at Princeton University and Stanford University, the U.S.A., Professor Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including research director of the Hong Kong Centre for Economic Research, director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies, and Secretary General of the East Asian Economic Association. Professor Liu is a member of the Council and the Court of Lingnan University. A founding member of the Hong Kong Committee on Pacific Economic Co-operation, he has served on many government advisory bodies and is currently a member of the Economic Advisory Committee, the Commission on Strategic Development, the Task Force on Employment, the Council of Advisors on Innovation and Technology, the Council of Advisors of The Hong Kong Institute for Monetary Research, the Process Review Panel for the Securities and Futures Commission and the Skills Upgrading Scheme Steering Committee.

Secretary

MR. ROBIN SIK WING CHING

Company Secretary

Aged 52, Mr. Ching joined the Hang Lung group in 1988 as Group Financial Controller and was appointed Company Secretary of the Company in 1991. He holds a bachelor of business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers and a Certified Practising Accountant of CPA Australia.

The proceeds of the issue of the Bonds, for which application is now made for the listing of the underlying Shares to be issued upon conversion of the Bonds, are intended to be used for general corporate and working capital purposes of the Company. There will not be any additional proceeds arising when Shares are issued on conversion of the Bonds.

The following is/are the qualification(s) of the undermentioned person(s) whose opinion(s) as expert(s) is/are referred to in any document included in this application: - Not applicable

7. We declare, to the best of our knowledge, information and belief that:

(a) all the qualifications for listing set out in the relevant chapters of the Listing Rules have, insofar as applicable and required to be met or fulfilled prior to application, been met or fulfilled in relation to the Company and the securities of the Company referred to in paragraph 3 above;

(b) all information required to be included in the listing document by virtue of the Listing Rules, the Companies Ordinance, the Securities (Stock Exchange Listing) Rules and the Hong Kong Code on Takeovers and Mergers has been included therein or, if the final version has not yet been submitted (or reviewed), will be included therein before it is so submitted;

(c) all the requirements of the Securities (Stock Exchange Listing) Rules, insofar as applicable and required to be fulfilled at the time of application, have been fulfilled in relation to the Company and the securities of the Company referred to in paragraph 3 above; and

(d) there are no other facts bearing on the Company's application for listing of and permission to deal in the Shares which, in our opinion, should be disclosed to The Stock Exchange of Hong Kong Limited.

8. Details of renounceable document (where applicable) – Not applicable.

9. If the securities for which listing is sought are partly paid – Not applicable.

10. Definitive certificates (in respect of the securities for which listing is sought) are expected to be issued to those entitled as soon as practicable upon conversion of any Bond, and in any event, not later than seven days after each respective Conversion Date (as defined in the Bonds).

11. We undertake to lodge with you a declaration as required by rule 9.16, as appropriate, of the Listing Rules in due course.

12. We undertake to comply with the Listing Rules from time to time so far as applicable to the Company.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Terry S. Y. Ng
Executive Director

Our Ref: SO-067-2002/HLPL

21st March, 2002

E-Business & Information Services,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By fax (2877-6987)
And by mail

Dear Sirs,

Re: Hang Lung Properties Limited (the "Company")
Publication of financial information
<u>for the interim period ended 31st December, 2001</u>

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any query, please contact the undersigned on telephone no. 2879-0370.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

HLP INTERNATIONAL TREASURY LIMITED

(Incorporated with limited liability in the British Virgin Islands)

HK$2,000,000,000

(together with an additional HK$250,000,000 in principal amount of Bonds which will be issued pursuant to an option described below)

3.4 per cent. Guaranteed Convertible Bonds due 2007
convertible into Shares of, and guaranteed by,

恒隆地產
HANG LUNG PROPERTIES

HANG LUNG PROPERTIES LIMITED

(Incorporated with limited liability in Hong Kong)

Issue Price: 100 per cent.

The 3.4 per cent. Guaranteed Convertible Bonds due 2007 in the aggregate principal amount of HK$2,000,000,000 (the "Bonds", which expression shall include the additional Bonds issued in accordance with the option described below) will be issued by HLP International Treasury Limited (the "Issuer") and will be unconditionally and irrevocably guaranteed (the "Guarantee") by Hang Lung Properties Limited (the "Company" or the "Guarantor").

The Issuer has granted to Credit Suisse First Boston (Hong Kong) Limited ("CSFB") an option solely for the purpose of covering over-allotments of the Bonds, which can be exercised, in whole or in part, at any time up to and including 26 April 2002 to subscribe for a further HK$250,000,000 aggregate principal amount of Bonds. Such option was exercised in full by CSFB on 8 March 2002. See "Subscription and Sale".

Each Bond will, at the option of the holder, be convertible on or after 26 April 2002 up to and including 20 March 2007 into fully paid ordinary shares with a par value of HK$1.00 each of the Company (the "Shares") at an initial conversion price of HK$9.00 per Share. The conversion price is subject to adjustment in the circumstances described under "Terms and Conditions of the Bonds – Conversion". The average closing price of the Shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") for the ten consecutive trading days ended 22 March 2002 was HK$7.805 per Share.

The Bonds will bear interest at the rate of 3.4 per cent. per annum payable semi-annually in arrear on 27 March and 27 September in each year. See "Terms and Conditions of the Bonds – Interest". Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at 100 per cent. of their principal amount on 27 March 2007. All or some of the Bonds may be redeemed at the option of the relevant holder on 27 March 2005 at 100 per cent. of their principal amount. The Bonds may be redeemed in part, but not in whole, from time to time by the Issuer on or after 27 March 2004 (provided that there shall be an interval of not less than 20 Trading Days (as defined herein) between each exercise of such redemption rights by the Issuer and not more than 25 per cent. or less than 10 per cent. of the initial issue size of the Bonds is redeemed each time) at their principal amount together with accrued interest, provided, however, that no such redemption may be made unless, *inter alia*, (i) for a period of 30 consecutive Trading Days, the last day of which period occurring no more than 5 Trading Days prior to the date upon which notice of such redemption is given, the closing price of the Shares on the Hong Kong Stock Exchange shall have been at least 115 per cent. of the Conversion Price then in effect, or (ii) at least 90 per cent. in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled. The Bonds may also be redeemed at the option of the holders on the occurrence of a Relevant Event (as defined in Condition 8(D)). All, but not some, of the Bonds may be redeemed at any time at their principal amount, together with accrued interest, set out herein in the event of certain changes relating to British Virgin Islands or Hong Kong taxation. See "Terms and Conditions of the Bonds – Redemption, Purchase and Cancellation".

Application has been made to list the Bonds on the Luxembourg Stock Exchange. The Shares are listed on the Hong Kong Stock Exchange, but will not be listed on the Luxembourg Stock Exchange. Application has been made to the Hong Kong Stock Exchange for the listing of the Shares issuable upon conversion of the Bonds.

The Bonds and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act ("Regulation S")).

A copy of this document has been lodged with the Registrar of Companies and Businesses in Singapore as an information memorandum for the purposes of Section 106D of the Companies Act, Chapter 50 of Singapore (the "Companies Act"). The Registrar of Companies and Businesses in Singapore takes no responsibility as to the contents of this document.

This document has not been and will not be registered as a prospectus with the Registrar of Companies and Businesses in Singapore and the Bonds to be issued from time to time by the Issuer are offered by the Issuer pursuant to exemptions invoked under Section 106C and/or 106D of the Companies Act. Accordingly, the Bonds may not be offered or sold, nor may this document or any other offering document or material relating to the Bonds be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person falling within Section 106C of the Companies Act, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Companies Act or (iii) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Companies Act.

For a description of these and certain further restrictions on offers and sales of the Bonds and the Shares to be issued upon conversion of the Bonds, and the distribution of this Offering Circular, see "Subscription and Sale".

Hedging transactions involving these securities may not be conducted unless in compliance with the Securities Act.

Bonds which are offered and sold will be represented by beneficial interests in a permanent global certificate (the "Global Certificate") in registered form, without interest coupons attached, which will be registered in the name of a nominee of, and shall be deposited on or about 27 March 2002, being the closing date (the "Closing Date"), with a common depositary for, Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream").

Beneficial interests in the Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream. Except as described herein, certificates for Bonds will not be issued in exchange for interests in the Global Certificate.

Investing in the Bonds and the Shares involves certain risks. See "Risks Factors" on page 11.

Credit Suisse First Boston

The date of this Offering Circular is 25 March 2002

The Issuer and the Company, having made all reasonable enquiries, confirm that (i) this document contains all information with respect to the Issuer, the Company, and the Company's subsidiaries (the Company and its subsidiaries, collectively, the "Group") and certain of the Group's jointly controlled entities ("jointly controlled entities"), and the issue of the Bonds and the Shares, which is material in the context of the issue and offering of the Bonds, (ii) the statements contained in it relating to the Issuer, the Group and the jointly controlled entities are in every material respect true and accurate and not misleading, and (iii) the opinions and intentions expressed in this document with regard to the Issuer, the Group and the jointly controlled entities are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions; there are no other facts in relation to the Issuer, the Group, the jointly controlled entities, the Bonds or the Shares the omission of which would, in the context of the issue and offering of the Bonds, make any statement in this document misleading in any material respect and all reasonable enquiries have been made by the Issuer and the Company to ascertain such facts and to verify the accuracy of all such information and statements. In addition, the Issuer and the Company accept full responsibility for the accuracy of the information contained in this document.

No person has been or is authorised to give any information or to make any representation concerning the Issuer, the Group, the jointly controlled entities, the Bonds or the Shares other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Issuer, the Company or CSFB. Neither the delivery of this document nor any offering, sale or delivery made in connection with the issue of the Bonds shall, under any circumstances, constitute a representation that there has been no change or development reasonably likely to involve a change in the affairs of the Issuer, the Group or the jointly controlled entities or any of them since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof. This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Company or CSFB to subscribe for or purchase any of, the Bonds or Shares and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful. This Offering Circular is not calculated to invite offers to subscribe for or purchase Shares.

No representation or warranty, express or implied, is made or given by CSFB as to the accuracy, completeness or sufficiency of the information contained in this Offering Circular, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise, representation or warranty by CSFB. This Offering Circular is not intended to provide the basis of any credit or other evaluation nor should it be considered as a recommendation by either the Issuer, the Company or CSFB that any recipient of this Offering Circular should purchase the Bonds. Each potential purchaser of Bonds should determine for itself the relevance of the information contained in this Offering Circular and its purchase of Bonds should be based upon such investigations with its own tax, legal and business advisers as it deems necessary.

The distribution of this Offering Circular and the offering of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Company and CSFB to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the Bonds or Shares deliverable upon conversion of the Bonds or the distribution of this document in any jurisdiction where action would be required for such purposes. There are restrictions on the offer and sale of the Bonds and Shares deliverable on conversion or redemption of the Bonds, and the circulation of documents relating thereto, in certain jurisdictions including the United States, the United Kingdom, Japan, Singapore and Hong Kong, and to persons connected therewith. For a description of certain further restrictions on offers, sales and resales of the Bonds and distribution of this Offering Circular, see "Subscription and Sale".

In making an investment decision, investors must rely on their own examination of the Issuer, the Group and the terms of the offering, including the merits and risks involved. See "Risk Factors" for a discussion of certain factors to be considered in connection with an investment in the Bonds.

Each person receiving this Offering Circular acknowledges that such person has not relied on CSFB or any person affiliated with CSFB in connection with its investigation of the accuracy of such information or its investment decision.

Unless otherwise specified or the context requires, references herein to "sq.m." are to square metres, references herein to "Hong Kong dollars", "HK dollars" and "HK$" are to the lawful currency of Hong Kong, references herein to "US dollars" or "US$" are to the lawful currency of the United States of America and references herein to "Renminbi" or "RMB" are to the lawful currency of the People's Republic of China (the "PRC").

In this document, where information has been presented in thousands or millions of units, amounts may have been rounded up or down. Accordingly, totals of columns or rows of numbers in tables may not be equal to the apparent total of the individual items and actual numbers may differ from those contained herein due to rounding. References to information in billions of units are to the equivalent of a thousand million units.

IN CONNECTION WITH THIS ISSUE, CSFB MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE BONDS AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE ISSUE DATE. HOWEVER, THERE MAY BE NO OBLIGATION ON CSFB TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME, AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

TABLE OF CONTENTS

SUMMARY

Hang Lung Properties Limited (formerly Amoy Properties Limited, the "Company") is a company incorporated in Hong Kong (company number: 2970) and is one of the largest property development and investment companies in Hong Kong. As at 22 March 2002, the market capitalisation of the Company was approximately HK$21,670 million. The Company is an approximately 60.2 per cent. owned subsidiary and the property flagship of Hang Lung Group Limited (formerly Hang Lung Development Company, Limited) ("Hang Lung"). The Company and Hang Lung's shares are both currently constituent stocks of the Hang Seng Index.

The Group is engaged in the holding of and investment in rental properties and the development and sale of commercial and residential properties primarily in Hong Kong and the PRC. Rental income and property sales have been, and are expected to continue to be, the most significant source of the Group's income. As at 31 December 2001, the Group's land bank (including properties held for sale, properties under development, completed investment properties and undeveloped sites) had a total gross floor area of approximately 1.1 million sq.m., principally located in Hong Kong but also in the PRC. The major investment properties in Hong Kong in which the Group has an interest are located along major transportation routes in Mongkok, Tsim Sha Tsui, Central, Causeway Bay and Quarry Bay. In addition, the Group is developing a new group of properties in Kowloon residential areas such as Ho Man Tin and three sites on the West Kowloon Reclamation, being the Airport Railway Kowloon Station Package Four Development, Hing Wah Street West and Hoi Fai Road. The prime investment properties in the PRC in which the Group currently has an interest are in Shanghai, namely, The Grand Gateway in Xujiahui and Plaza 66 in Nan Jing Xi Lu.

SUMMARY FINANCIAL INFORMATION

The following table presents summary consolidated financial data for the Group. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes to those statements included elsewhere in this Offering Circular.

The summary consolidated financial data for the years ended, and as at, 30 June 1999, 2000 and 2001 have been derived from the Group's consolidated financial statements, which have been audited by KPMG, independent accountants. The summary consolidated financial data for the six months ended, and as at, 31 December 2000 and 2001 have been derived from the Group's unaudited consolidated financial statements, which have been prepared on a basis consistent with the audited consolidated financial statements except that with effect from 1 July 2001 the Group has adopted the new and revised Statements of Standard Accounting Practice as described in the basis of preparation on page F-5 of the Summary of Consolidated Financial Statements for the six months ended, and as at, 31 December 2001.

Consolidated Income Statements

	Year ended 30 June			*Six months ended 31 December*	
	1999	*2000*	*2001*	*2000*	*2001*
		(audited)		*(unaudited)*	
	(in HK$ million, except per share data)				
Turnover	2,765.0	2,221.3	2,748.4	1,604.6	1,242.6
Other revenue	150.0	—	—	142.7	55.6
Direct costs and operating expenses	(451.3)	(378.1)	(744.3)	(616.1)	(441.8)
Administrative expenses	(119.8)	(90.6)	(86.3)	(42.9)	(39.5)
Profit from operations before finance costs	2,343.9	1,752.6	1,917.8	1,088.3	816.9
Finance costs	(273.2)	(354.5)	(266.2)	(155.3)	(116.5)
Operating profit	2,070.7	1,398.1	1,651.6	933.0	700.4
Share of results of jointly controlled entities	27.0	39.3	51.5	21.4	29.2
Profit before taxation	2,097.7	1,437.4	1,703.1	954.4	729.6
Taxation	(148.8)	(171.0)	(271.1)	(99.9)	(61.7)
Profit after taxation	1,948.9	1,266.4	1,432.0	854.5	667.9
Minority interests	—	—	—	—	(9.9)
	1,948.9	1,266.4	1,432.0	854.5	658.0
Preference dividend	(53.3)	(48.2)	(48.3)	(24.1)	(24.1)
Net profit attributable to ordinary shareholders	1,895.6	1,218.2	1,383.7	830.4	633.9
Ordinary dividend attributable to the period	985.4	1,041.1	1,156.4	318.0	317.8
Earnings per ordinary share (cents)					
— Basic	66.2	42.1	47.9	28.7	21.9
— Diluted	65.4	N/A	N/A	N/A	N/A

Consolidated Balance Sheets

	As at 30 June			As at 31 December	
	1999	*2000*	*2001*	*2000*	*2001*
		(audited)		*(unaudited)*	
			(in HK$ million)		
ASSETS					
Non-current assets					
Fixed assets	25,794.7	27,772.6	27,928.7	27,706.7	27,807.1
Interest in jointly controlled entities	1,161.4	1,355.7	1,449.0	1,394.1	1,477.5
Loans and investments	18.2	15.9	13.9	14.3	20.5
	26,974.3	29,144.2	29,391.6	29,115.1	29,305.1
Current assets					
Properties under development	2,540.6	3,787.0	7,290.0	6,564.5	7,825.7
Trade and other receivables	437.7	127.4	139.6	139.3	149.0
Cash and deposits with banks	5,461.3	4,854.1	3,724.8	3,341.7	3,788.0
	8,439.6	8,768.5	11,154.4	10,045.5	11,762.7
Current liabilities					
Bank loans and overdrafts	—	5,017.3	2,182.4	390.6	470.0
Trade and other payables	1,646.9	2,286.9	1,633.2	3,807.3	1,374.3
Taxation	675.8	597.9	296.3	564.8	249.5
Preference dividend payable	30.0	30.1	30.2	6.0	6.0
Proposed ordinary dividend	578.8	751.7	838.4	318.0	—
	2,931.5	8,683.9	4,980.5	5,086.7	2,099.8
Net current assets	5,508.1	84.6	6,173.9	4,958.8	9,662.9
Total assets less current liabilities	32,482.4	29,228.8	35,565.5	34,073.9	38,968.0
Non-current liabilities					
Long term liabilities	5,921.0	1,433.3	8,159.5	5,893.8	10,995.6
Minority interests	268.5	318.2	386.9	483.0	412.5
	6,189.5	1,751.5	8,546.4	6,376.8	11,408.1
NET ASSETS	26,292.9	27,477.3	27,019.1	27,697.1	27,559.9
CAPITAL AND RESERVES					
Share capital	3,737.3	3,734.4	3,734.4	3,734.4	3,732.6
Reserves	22,555.6	23,742.9	23,284.7	23,962.7	23,509.5
Proposed ordinary dividend	—	—	—	—	317.8
Shareholders' funds	26,292.9	27,477.3	27,019.1	27,697.1	27,559.9

	Year ended 30 June		
	1999	2000	2001
	(audited) (in HK$ million)		
Turnover by activity			
Property leasing	2,229.5	1,833.2	1,760.8
Property sales	15.9	12.4	762.4
Interest income	519.6	375.7	225.2
Turnover	2,765.0	2,221.3	2,748.4
Contribution to profit before taxation by activity			
Property leasing	1,689.8	1,488.2	1,500.3
Property sales	154.9	8.1	320.2
Net interest income/(expenses)	253.0	31.7	(31.1)
	2,097.7	1,528.0	1,789.4
Administrative expenses[1]	—	(90.6)	(86.3)
Profit before taxation	2,097.7	1,437.4	1,703.1

Note:

(1) Profit before taxation by activity is presented before deduction of administrative expenses from the year ended 30 June 2000 onwards.

	Six months ended 31 December (unaudited)					
	Turnover			Profit before taxation		
	1999	2000	2001	1999	2000	2001
	(in HK$ million)					
Business segment						
Property leasing	943.0	866.7	936.8	758.2	678.8	717.1
Property sales	7.4	737.9	305.8	3.2	309.7	83.7
	950.4	1,604.6	1,242.6	761.4	988.5	800.8
Interest income				193.8	142.7	55.6
Administrative expenses				(49.4)	(42.9)	(39.5)
Finance costs				(177.1)	(155.3)	(116.5)
				728.7	933.0	700.4
Share of results of jointly controlled entities				13.7	21.4	29.2
Profit before taxation				742.4	954.4	729.6

THE OFFERING

Phrases used in this summary and not otherwise defined shall have the meanings given to them in "Terms and Conditions of the Bonds".

Issuer	HLP International Treasury Limited
Guarantor	Hang Lung Properties Limited
Issue	HK$2,000,000,000 initial aggregate principal amount of 3.4 per cent. Guaranteed Convertible Bonds due 2007, convertible into fully-paid ordinary shares with par value of HK$1.00 each of the Company. In addition, CSFB has exercised in full its option to require the Issuer to issue up to a further HK$250,000,000 of aggregate principal amount of the Bonds.
Issue Price	100 per cent.
Denomination	HK$10,000 and integral multiples thereof.
Interest	3.4 per cent. per annum, payable semi-annually in arrear on 27 March and 27 September in each year commencing 27 September 2002.
Closing Date	27 March 2002
Negative Pledge	So long as any Bond remains outstanding, neither the Issuer nor the Company will create or permit to subsist, and each of the Issuer and the Company will procure that no Subsidiary (as defined herein) creates or permits to subsist, any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("Security") upon the whole or any part of its undertaking, assets or revenues, present or future, to secure any International Investment Securities (as defined herein) or to secure any guarantee of or indemnity in respect of any International Investment Securities unless, at the same time or prior thereto, the Issuer's obligations under the Bonds and the Trust Deed or, as the case may be, the Company's obligations under the Guarantee (a) are secured equally and rateably therewith to the satisfaction of the Trustee, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Bondholders or as shall be approved by an Extraordinary Resolution of the Bondholders.
Conversion Period	From and including 26 April 2002 up to and including 20 March 2007 or, if the Bonds shall have been called for redemption before 20 March 2007, up to a date no later than seven business days (as defined herein) prior to the date fixed for redemption thereof.
Conversion Price	HK$9.00 per Share which will be subject to adjustment for, amongst other things, subdivision or consolidation of Shares, bonus issues, rights issues and other dilutive events.

Final Redemption	Unless previously purchased and cancelled, converted or redeemed in the circumstances referred to in the Terms and Conditions, the Bonds will be redeemed at their principal amount on 27 March 2007.
Redemption at the Option of the Issuer	On or at any time after 27 March 2004 the Issuer may redeem from time to time (provided that there shall be an interval of not less than 20 Trading Days (as defined herein) between each exercise of such redemption right), not more than 25 per cent. nor less than 10 per cent. of the initial issue size of the Bonds, being HK$2,250,000,000, at any time prior to maturity, subject to giving not less than 30 nor more than 60 days' notice, at the principal amount together with accrued interest if (a) the closing price of the Shares on the Hong Kong Stock Exchange for each dealing day during the period of 30 consecutive Trading Days (as defined herein) ending at any time within the period of five Trading Days (as defined herein) prior to the redemption notice shall have been at least 115 per cent. of the Conversion Price in effect on each such dealing day or (b) at least 90 per cent. in principal amount of the Bonds have already been converted, redeemed or purchased and cancelled.
Tax Redemption	The Issuer may redeem all, but not some only, of the Bonds at their principal amount together with accrued interest in the event of certain changes in British Virgin Islands or Hong Kong taxation. See "Taxation".
Redemption at the Option of the Bondholders	On 27 March 2005, the holder of each Bond will have the right at such holder's option, to require the Issuer to redeem all or some only of the Bonds at their principal amount. In addition, following the occurrence of a Relevant Event (as defined herein), the holder of each Bond shall have the right at such holder's option, to require the Issuer to redeem all or some only of the Bonds on the Relevant Event Put Date (as defined herein) at their principal amount together with accrued interest.
Form and Registration of the Bonds	Bonds which are offered and sold will be represented by beneficial interests in the Global Certificate, which will be registered in the name of a nominee of, and deposited on the Closing Date with a common depositary for, Euroclear and Clearstream. Beneficial interests in the Global Certificate will be, shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream. Except as described herein, certificates for Bonds will not be issued in exchange for beneficial interests in the Global Certificate.
Governing Law	English law
Trustee	The Bank of New York
Listing and Trading	Application has been made to have the Bonds listed for trading on the Luxembourg Stock Exchange. The Shares are currently, and those Shares to be issued upon conversion of the Bonds will be, listed on the Hong Kong Stock Exchange. The Shares will not be listed on the Luxembourg Stock Exchange.

RISK FACTORS

Prior to investing in the Bonds, investors should carefully consider, together with all other information contained in this Offering Circular, the risk factors described below. Additional risk factors and uncertainties not presently known to the Issuer or the Company, or which the Issuer or the Company currently deems immaterial, may also have an adverse effect on an investment in the Bonds.

Considerations Relating to the Group

Property Interests

The property interests of the Group are subject to certain risks inherent generally in the ownership of, investment in and development of property. These risks include the cyclical nature of property markets, changes in general economic, business and credit conditions, the illiquidity of land and other real property, changes in governmental policies or regulations, building material shortages and increases in the costs of labour and materials.

The Group's property interests are also affected by the strength of Hong Kong's economy. Economic developments outside Hong Kong, such as efforts by the PRC government to control inflation in the PRC, could also adversely affect the property market in Hong Kong. Historically, the Hong Kong property market has been a cyclical market. For example, Hong Kong residential property prices, after reaching record highs in the mid-1990s, fell significantly as a result of the Asian economic downturn and the local economic environment.

Hong Kong's volatile property market impacts on the best timing for both the acquisition of sites and the sale of completed development properties. This volatility, combined with the lead time required for completion of projects, means that the Group's results from its property development activities may be susceptible to significant fluctuations from year to year. Furthermore, fluctuations in the Hong Kong property market will impact on the Group's balance sheet since the Group revalues its investment properties on an annual basis. (See "Effects of Property Revaluations" below)

Hong Kong Property Rentals and Values

The Group derives substantially all of its revenue and operating profits from its Hong Kong property investment activities and is consequently dependent on the state of the Hong Kong property market. Historically, the Hong Kong property market has been cyclical and Hong Kong property values have been affected by supply and demand of comparable properties, the rate of economic growth in Hong Kong and political and economic developments in the PRC.

In the latter part of 1996 and first three quarters of 1997, Hong Kong property prices and rents for office space increased significantly. Since then, rents and property values in the office sector in Hong Kong have declined significantly as a result of the general economic downturn in Asia, the slowdown in the Hong Kong economy and the increase in supply of new office properties. Although rents for office space increased in the second and third quarters of 2000 and stabilised in the fourth quarter of 2000, the overall leasing market has slowed down since the beginning of 2001. The slowdown was reinforced by the impact of the 11 September 2001 terrorist attacks in the United States and there can be no assurance that values will not further decline in the future. Rental values are also affected by factors such as political developments, governmental regulations and changes in planning or tax laws, interest rate levels and inflation. Additional supply of new commercial and office properties is also scheduled for completion over the next few years and such additional supply could also adversely affect rents and occupancy rates.

From time to time, and especially during the economic downturn in Asia which began in 1997, the Company has experienced pressure from existing and prospective commercial tenants to provide rent reductions or longer rent free periods than previously given. This has had an impact on the Group's rental income from its commercial property investments in the past and the reoccurrence of such market conditions in the future may have an adverse effect on the Group's business, operating results and financial condition.

Lease Renewals

The leases of the Group are typically entered into for two to five year terms for office space and commercial space. Some of the Group's leases are up for renewal each year and the rents charged are typically adjusted based upon prevailing market rates. Accordingly, it is possible that a slowdown in the rental market in a given year could adversely affect the rental income of the Group.

Property Ownership and Development Considerations

The Group is subject to risks incidental to the ownership and operation of investment properties including, among other things, competition for tenants, changes in market rents, inability to renew leases or re-let space as existing leases expire, inability to collect rent from tenants due to bankruptcy or insolvency of tenants or otherwise, inability to dispose of major investment properties for the values at which they are recorded in the financial statements, increased operating costs and the need to renovate, repair and re-let space periodically and to pay the associated costs.

The Group is also subject to risks inherent in property development. Such risks include, among other things, the risks that financing for development may not be available on favourable terms, that construction may not be completed on schedule or within budget (for reasons including shortages of equipment, material and labour, work stoppages, interruptions resulting from inclement weather, unforeseen engineering, environmental and geological problems and unanticipated cost increases), that development may be affected by governmental regulations (including changes in building and planning regulations and delays or failure to obtain the requisite construction and occupancy approvals), and that developed properties may not be leased or sold on profitable terms and the risk of purchaser and/or tenant defaults.

Effects of Property Revaluations

In accordance with Hong Kong accounting standards, the Group values its investment properties annually in its balance sheet at their open market value on the basis of an external professional valuation. Any change in the valuation on a portfolio basis is charged or credited, as the case may be, to the investment property revaluation reserve. If this reserve becomes negative, the resulting deficit is charged to the consolidated income statement. A major or extended decline in property values could therefore result in an accounting loss for the Group and will increase the Group's leverage which may limit its ability to obtain additional financing in the future.

Number of Properties

The Group currently has interests in a number of properties including investment properties and development properties. The Group's financial condition and results of operations are largely dependent on these properties. See "Description of the Group — Business".

Dependence on Certain Sectors

Over 50 per cent. of the Group's rental income from its investment properties portfolio is derived from the commercial property sector. Accordingly, the Group continues to be dependent, to a significant extent, on the overall state of the commercial sector, and a decline in the financial performance of this sector could adversely affect the Group's revenue.

Holding Company Structure

The Company is primarily a holding company and its ability to make payments in respect of the Bonds depends largely upon the receipt of dividends, distributions, interest or advances from its wholly or partly owned subsidiaries and the Group's jointly controlled entities. The ability of the subsidiaries of the Company and jointly controlled entities of the Group to pay dividends and other amounts to the Company may be subject to their profitability and to applicable laws and restrictions on the payment of dividends contained in the relevant financing or other agreements. Payments on the Bonds are effectively subordinated to all existing and future liabilities and obligations of each of the Company's subsidiaries and the Group's jointly controlled entities. Claims of creditors of such companies will have priority as to the assets of such companies over the Company and its creditors, including holders of the Bonds. As at 31 December 2001, the Group had aggregate indebtedness for borrowed monies of approximately HK$11,465.6 million, all of which consisted of unsecured obligations (with all of them at the subsidiary level).

Considerations Relating to Hong Kong and the PRC

Hong Kong and the PRC

Substantially all of the Group's operating assets are located in Hong Kong, and substantially all of the Group's revenues are derived from its operations conducted in Hong Kong. As a result, the Group's financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy and the economies in the surrounding region, particularly the PRC.

As at 1 July 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became a Special Administrative Region of the PRC. Although the Sino-British Joint Declaration on the Question of Hong Kong (the "Joint Declaration") and the Basic Law of Hong Kong (the "Basic Law") provide that Hong Kong will have a high degree of legislative, judicial and economic autonomy, the exercise of Chinese sovereignty over Hong Kong may in the future have an impact on the Group's financial condition and results of operations. Hong Kong's future economic development will be linked, to a certain degree, with the economic prosperity of the PRC. There may be a portion of the Group's existing tenants whose businesses are PRC-related. The PRC government has been reforming its economic and political systems since 1979. The continued implementation of such reforms may be influenced by internal political, social and economic factors. Changes in economic policy or legal requirements may have an impact on the PRC economy which could affect international businesses with interests in the PRC, including the tenants of the Group.

Investing in the PRC

Business activities of the Group in the PRC may be affected by changes in economic policies in the PRC including changes in laws, regulations, or the interpretation thereof, taxation, levels of contribution by provincial governments to the central government, restrictions on currency conversion, imports and sources of supplies, or the expropriation of private enterprises. Although the PRC Government has been pursuing economic reform policies since 1979, no assurance can be given that such policies may not be significantly altered.

Joint Venture Risks

Although the Group generally seeks to maintain a sufficient level of control over the projects through ownership of a controlling interest and/or management in order to impose established financial control, management and supervisory techniques, property investment and development in the PRC may often involve the participation of local partners in the PRC, and joint ventures in the PRC may involve special risks or problems associated with joint venture partners, including inconsistent business interests or one or more of the partners experiencing financial difficulties. Although the Group has not to date experienced any significant problems with respect to its joint venture partners, should such problems occur in the future they could have a material adverse effect on the business and prospects of the Group.

Considerations Relating to the Bonds

Absence of a Public Market for the Bonds

The Bonds comprise a new issue of securities for which there is currently no public market. There is no established trading market for the Bonds. There can be no assurance as to the liquidity of any market that may develop for the Bonds, the ability of holders to sell their Bonds, or the prices at which holders would be able to sell their Bonds.

The Bonds have not been registered under the securities laws of any jurisdiction and the Bonds may not be publicly offered, sold, pledged or otherwise transferred in any jurisdiction where such registration may be required.

TERMS AND CONDITIONS OF THE BONDS

The following (subject to completion and amendment) other than the words in italics is the text of the Terms and Conditions of the Bonds which will appear on the reverse of each of the definitive certificates evidencing the Bonds:

The issue of the HK$2,000,000,000 aggregate principal amount of 3.4 per cent. Guaranteed Convertible Bonds due 2007 (the "Bonds", which term shall include, unless the context requires otherwise, any further Bonds issued in accordance with Condition 15 and consolidated and forming a single series therewith) of HLP International Treasury Limited (the "Issuer") was authorised by resolutions of the Board of Directors of the Issuer passed on 6 March 2002, 7 March 2002 and 22 March 2002 and the Guarantee (as defined in Condition 1(B)) of the Bonds given by Hang Lung Properties Limited (the "Guarantor") and the right of conversion into Shares (as defined in Condition 6(A)(v)) of the Guarantor were authorised by resolutions of the Board of Directors passed on 6 March 2002, 7 March 2002 and 22 March 2002. The Bonds are constituted by a trust deed (the "Trust Deed") dated 27 March 2002 and made between the Issuer, the Guarantor and The Bank of New York as trustee for the holders of the Bonds (the "Trustee", which term shall, where the context so permits, include all other persons or companies for the time being acting as trustee or trustees under the Trust Deed). The Issuer and the Guarantor have entered into a paying and conversion agency agreement (the "Agency Agreement") dated 27 March 2002 with the Trustee, The Bank of New York as registrar, principal paying, conversion and transfer agent (the "Registrar" or, as the case may be, "Principal Agent") and the other paying, conversion and transfer agents appointed under it (each a "Paying Agent", "Conversion Agent", "Transfer Agent" (references to which shall include the Registrar) and together with the Registrar and the Principal Agent, the "Agents") relating to the Bonds. References to the "Principal Agent", "Registrar" and "Agents" below are references to the principal agent, registrar and agents for the time being for the Bonds and, so long as the Bonds are listed on the Luxembourg Stock Exchange, references to "Agents" shall include the Luxembourg Agent (as defined in Condition 17). The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed. Unless otherwise defined, terms used in these Conditions have the meaning specified in the Trust Deed. Copies of the Trust Deed and of the Agency Agreement are available for inspection at the registered office of the Trustee being at the date hereof at 48th Floor, One Canada Square, London E14 5AL, United Kingdom and at the specified offices of each of the Agents. The Bondholders are entitled to the benefit of the Trust Deed and are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them.

1. Status and Guarantee

(A) ***Status:*** The Bonds constitute direct, senior, unsubordinated, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference or priority among themselves. The payment obligations of the Issuer under the Bonds shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all of its other present and future senior, unsecured and unsubordinated obligations. The payment obligations of the Guarantor under the Guarantee (as defined in Condition 1(B)) shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all of its other present and future unsecured and unsubordinated obligations.

(B) ***Guarantee:*** The due payment of all sums expressed to be payable by the Issuer under the Trust Deed and the Bonds has been unconditionally and irrevocably guaranteed by the Guarantor. The obligations of the Guarantor in that respect (the "Guarantee") are contained in the Trust Deed.

2. Form, Denomination and Title

(A) ***Form and Denomination:*** The Bonds are issued in registered form in the denomination of HK$10,000 each without coupons attached. A bond certificate (each a "Certificate") will be issued to each Bondholder in respect of its registered holding of Bonds. Each Bond and each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of Bondholders which the Issuer will procure to be kept by the Registrar.

Upon issue, the Bonds will be represented by a Global Certificate deposited with a common depositary for, and representing Bonds registered in the name of a nominee of, Euroclear and Clearstream. The Conditions are modified by certain provisions contained in the Global Certificate.

(B) ***Title:*** Title to the Bonds passes only by transfer and registration in the register of Bondholders as described in Condition 3. The holder of any Bond will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be liable for so treating the holder. In these Terms and Conditions "Bondholder" and (in relation to a Bond) "holder" means the person in whose name a Bond is registered.

3. Transfers of Bonds; Issue of Certificates

(A) ***Register:*** The Issuer will cause to be kept at the specified office of the Registrar and in accordance with the terms of the Agency Agreement a register on which shall be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers of the Bonds (the "Register"). Each Bondholder shall be entitled to receive only one Certificate in respect of its entire holding.

(B) ***Transfer:*** Subject to the Agency Agreement, a Bond may be transferred by delivery of the Certificate issued in respect of that Bond, with the form of transfer on the back duly completed and signed by the holder or his attorney duly authorised in writing, to the specified office of the Registrar or any of the Agents. No transfer of a Bond will be valid unless and until entered on the Register.

Transfers of interests in the Bonds evidenced by the Global Certificate will be effected in accordance with the rules of the relevant clearing systems.

(C) ***Delivery of New Certificates:*** Each new Certificate to be issued upon a transfer of Bonds will, within three business days of receipt by the Registrar or, as the case may be, any other relevant Agent of the form of transfer, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder) to the address specified in the form of transfer.

Except in the limited circumstances described herein (see "The Global Certificate"), owners of interests in the Bonds will not be entitled to receive physical delivery of Certificates.

Where only part of a principal amount of the Bonds (being that of one or more Bonds) in respect of which a Certificate is issued is to be transferred or converted, a new Certificate in respect of the Bonds not so transferred or converted will, within three business days of delivery of the original Certificate to the Registrar or other relevant Agent, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder of the Bonds not so transferred or converted (but free of charge to the holder) to the address of such holder appearing on the Register.

For the purposes of Condition 3 and Condition 6, "business day" shall mean a day other than a Saturday or Sunday on which banks are open for business in the city in which the specified office of the Registrar (if a Certificate is deposited with it in connection with a transfer or conversion) or the Agent with whom a Certificate is deposited in connection with a transfer or conversion, is located.

(D) ***Formalities Free of Charge:*** Registration of transfer of Bonds will be effected without charge by or on behalf of the Issuer or any of the Agents, but upon payment (or the giving of such indemnity as the Issuer or any of the Agents may require) in respect of any tax or other governmental charges which may be imposed in relation to such transfer.

(E) ***Closed Periods:*** No Bondholder may require the transfer of a Bond to be registered (i) during the period of seven days ending on (and including) the dates for redemption pursuant to Condition 8(B) and Condition 8(C); (ii) after a Conversion Notice (as defined in Condition 6(B)) has been delivered with respect thereto; (iii) during the period of seven days ending on (and including) any Interest Record Date (as defined in Condition 7(A) or (iv) after a Put Exercise Notice (as defined in Condition 8(D)) has been deposited in respect of such Bond.

(F) ***Regulations:*** All transfers of Bonds and entries on the register of Bondholders will be made subject to the detailed regulations concerning transfer of Bonds scheduled to the Agency Agreement. The regulations may be changed by the Issuer, with the prior written approval of the Trustee and the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Bondholder who asks for one.

4. Negative Pledge

So long as any Bond remains outstanding (as defined in the Trust Deed) neither the Issuer nor the Guarantor will create or permit to subsist, and each of the Issuer and the Guarantor will procure that no Subsidiary creates or permits to subsist, any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("Security") upon the whole or any part of its undertaking, assets or revenues, present or future, to secure any International Investment Securities (as defined below) or to secure any guarantee of or indemnity in respect of any International Investment Securities unless, at the same time or prior thereto, the Issuer's obligations under the Bonds and the Trust Deed or, as the case may be, the Guarantor's obligations under the Guarantee (a) are secured equally and rateably therewith, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

For the purposes of these Conditions:

"Subsidiary" means any company or other business entity of which that person owns or controls (either directly or through one or more other Subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity or any company or other business entity which at any time has its accounts consolidated with those of that person or which, under Hong Kong or British Virgin Island law, regulations or generally accepted accounting principles from time to time, should have its accounts consolidated with those of that person.

"International Investment Securities" means bonds, debentures, notes or other investment securities which are for the time being, or are capable of being, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other securities market outside Hong Kong.

5. Interest

The Bonds bear interest from 27 March 2002 at the rate of 3.4 per cent. per annum of the principal amount of the Bonds. Interest is payable semi-annually in arrear on 27 March and 27 September in each year (each an "Interest Payment Date") commencing 27 September 2002. Each Bond will cease to bear interest (a) (subject to Condition 6(B)(iv)) from and including the Interest Payment Date last preceding its Conversion Date (as defined below) subject to conversion of the

relevant Bond in accordance with the provisions of Condition 6(B), or (b) from the due date for redemption thereof unless, upon surrender in accordance with Condition 7, payment of the full amount due is improperly withheld or refused or default is otherwise made in respect of any such payment. In such event, interest will continue to accrue at the rate aforesaid (after as well as before any judgment) up to but excluding the date on which all sums due in respect of any Bond are received by or on behalf of the relevant holder. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

Save as provided in Condition 6(B)(iv), no payment or adjustment will be made on conversion for any interest accrued on converted Bonds since the Interest Payment Date last preceding the relevant Conversion Date, or, if the Bonds are converted on or before the first Interest Payment Date, since 27 March 2002.

6. Conversion

(A) Conversion Right

(i) *Conversion Period:* Subject as hereinafter provided, Bondholders have the right to convert their Bonds into Shares at any time during the Conversion Period referred to below.

The right of a Bondholder to convert any Bond into Shares is called the "Conversion Right". Subject to and upon compliance with, the provisions of this Condition, the Conversion Right attaching to any Bond may be exercised, at the option of the holder thereof, at any time on and after 26 April 2002 up to the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on 20 March 2007 (but, except as provided in Condition 6 (A)(iv), in no event thereafter) or if such Bond shall have been called for redemption before 20 March 2007, then up to the close of business (at the place aforesaid) on a date no later than seven business days (in the place aforesaid) prior to the date fixed for redemption thereof (the "Conversion Period").

The number of Shares to be issued on conversion of a Bond will be determined by dividing the principal amount of the Bond to be converted by the Conversion Price in effect at the Conversion Date (both as hereinafter defined). A Conversion Right may only be exercised in respect of one or more Bonds. If more than one Bond held by the same holder is converted at any one time by the same holder, the number of Shares to be issued upon such conversion will be calculated on the basis of the aggregate principal amount of the Bonds to be converted.

(ii) *Fractions of Shares:* Fractions of Shares will not be issued on conversion and no cash adjustments will be made in respect thereof. Notwithstanding the foregoing, in the event of a consolidation or re-classification of Shares by operation of law or otherwise occurring after 27 March 2002 which reduces the number of shares outstanding, the Guarantor will upon conversion of Bonds pay in cash (in Hong Kong dollars by means of a Hong Kong dollar cheque drawn on a bank in Hong Kong) a sum equal to such portion of the principal amount of the Bond or Bonds evidenced by the Certificate deposited in connection with the exercise of Conversion Rights as corresponds to any fraction of a Share not issued as a result of such consolidation or re-classification aforesaid if such sum exceeds HK$100.00.

(iii) *Conversion Price:* The price at which Shares will be issued upon conversion (the "Conversion Price") will initially be HK$9.00 per Share but will be subject to adjustment in the manner provided in Condition 6(C).

(iv) *Revival and/or survival after Default:* Notwithstanding the provisions of Condition 6(A)(i), if (a) the Issuer shall default in making payment in full in respect of any Bond which shall have been called for redemption on the date fixed for redemption thereof, (b) any Bond has become due and payable prior to the Maturity Date by reason of the occurrence of any of

the events under Condition 10 or (c) any Bond is not redeemed on the Maturity Date in accordance with Condition 8(A), the Conversion Right attaching to such Bond will revive and/or will continue to be exercisable up to, and including, the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Principal Agent or the Trustee and notice of such receipt has been duly given to the Bondholders and, notwithstanding the provisions of Condition 6(A)(i), any Bond in respect of which the Certificate and Conversion Notice are deposited for conversion prior to such date shall be converted on the relevant Conversion Date (as defined below) notwithstanding that the full amount of the moneys payable in respect of such Bond shall have been received by the Principal Agent or Trustee before such Conversion Date or that the Conversion Period may have expired before such Conversion Date.

(v) *Meaning of "Shares":* As used in these Conditions, the expression "Shares" means ordinary shares of par value HK$1.00 each of the Guarantor or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Guarantor.

(B) Conversion Procedure

(i) *Conversion Notice:* To exercise the Conversion Right attaching to any Bond, the holder thereof must complete, execute and deposit at his own expense during normal business hours at the specified office of any Conversion Agent a notice of conversion (a "Conversion Notice") in duplicate in the form (for the time being current) obtainable from the specified office of each Agent, together with the relevant Certificate and any amounts required to be paid by the Bondholder under Condition 6(B)(ii).

The conversion date in respect of a Bond (the "Conversion Date") must fall at a time when the Conversion Right attaching to that Bond is expressed in these Conditions to be exercisable (subject to the provisions of Condition 6(A)(iv) above) and will be deemed to be the Stock Exchange Business Day (as defined below) immediately following the date of the surrender of the Certificate in respect of such Bond and delivery of such Conversion Notice and, if applicable, any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Right or, in the case of a conversion on redemption pursuant to Condition 6(F), the relevant date fixed for redemption. A Conversion Notice once delivered shall be irrevocable and may not be withdrawn unless the Issuer consents to such withdrawal. "Stock Exchange Business Day" means any day (other than a Saturday or Sunday) on which The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") or the Alternative Stock Exchange (as defined in Condition 6(C) below), as the case may be, is open for business.

(ii) *Stamp Duty etc.:* A Bondholder delivering a Certificate in respect of a Bond for conversion or the Trustee must pay to the relevant Conversion Agent any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital or stamp duties payable in the British Virgin Islands, Hong Kong and, if relevant, in the place of the Alternative Stock Exchange, by the Guarantor in respect of the allotment and issue of Shares and listing of the Shares on the Hong Kong Stock Exchange on conversion) and such Bondholder or the Trustee (as the case may be) must pay (in the case of the Trustee, by way of deduction from the net proceeds of sale as aforesaid) all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion. The Guarantor will pay all other expenses arising on the issue of Shares on conversion of Bonds.

(iii) *Registration:* As soon as practicable, and in any event not later than seven days after the Conversion Date, the Guarantor will, in the case of Bonds converted on exercise of the Conversion Right and in respect of which a duly completed Conversion Notice has been delivered and the relevant Certificate and amounts payable by the relevant Bondholder deposited as required by sub-paragraphs (i) and (ii), register the person or persons designated for the purpose in the Conversion Notice (or, in the case of Bonds converted in accordance with Condition 6(F), the Trustee or its nominee) as holder(s) of the relevant number of Shares in the Guarantor's share register and will, if the Bondholder (or in the case of Bonds converted in accordance with Condition 6(F), the Trustee or its nominee) has also requested in the Conversion Notice, take all necessary action to procure that Shares are delivered through the Central Clearing and Settlement System of Hong Kong for so long as the Shares are listed on the Hong Kong Stock Exchange; or will make such certificate or certificates available for collection at the office of the Guarantor's share registrar in Hong Kong (currently Central Registration Hong Kong Limited) notified to Bondholders in accordance with Condition 16 or, if so requested in the relevant Conversion Notice, will cause its share registrar to mail (at the risk, and, if sent at the request of such person otherwise than by ordinary mail, at the expense, of the person to whom such certificate or certificates are sent) such certificate or certificates to the person and at the place specified in the Conversion Notice, together (in either case) with any other securities, property or cash required to be delivered upon conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

If the Conversion Date in relation to any Bond shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions referred to in Condition 6(C) and the Trust Deed and the relevant Registration Date (as defined below) falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the provisions of this sub-paragraph (iii) shall be applied *mutatis mutandis* to such number of Shares as is equal to the excess of the number of Shares which would have been required to be issued on conversion of such Bond if the relevant retroactive adjustment had been given effect as at the said Registration Date over the number of Shares previously issued (or which the Guarantor was previously bound to issue) pursuant to such conversion.

The person or persons specified for that purpose will become the holder of record of the number of Shares issuable upon conversion with effect from the date he is or they are registered as such in the Guarantor's register of members (the "Registration Date"). The Shares issued upon conversion of the Bonds will in all respects rank *pari passu* with the Shares in issue on the relevant Registration Date. Save as set out in these Conditions, a holder of Shares issued on conversion of Bonds shall not be entitled to any rights the record date for which precedes the relevant Registration Date.

If the record date for the payment of any dividend or other distribution in respect of the Shares is on or after the Conversion Date in respect of any Bond, but before the Registration Date (disregarding any retroactive adjustment of the Conversion Price referred to in this sub-paragraph (iii) prior to the time such retroactive adjustment shall have become effective), the Guarantor will pay to the converting Bondholder or his designee an amount (the "Equivalent Amount") in Hong Kong dollars equal to any such dividend or other distribution to which he would have been entitled had he on that record date been such a shareholder of record and will make the payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven days thereafter. The Equivalent Amount shall be paid by means of a Hong Kong dollar cheque drawn on a bank in Hong Kong and sent to the address specified in the relevant Conversion Notice.

(iv) *Interest Accrual:* If any notice requiring the redemption of any Bonds is given pursuant to Condition 8(B) or Condition 8(C) during the period beginning on the 15th day prior to the record date in respect of any dividend payable in respect of the Shares and ending on the next following Interest Payment Date, where such notice specifies a date for redemption falling on or prior to the date which is 14 days after such next following Interest Payment

Date, interest shall (subject as hereinafter provided) accrue on Bonds (i) the Certificates for which shall have been delivered for conversion and in respect of which the Conversion Date falls after such record date from the preceding Interest Payment Date (or, if the relevant Conversion Date falls on or before the first Interest Payment Date, from and including 27 March 2002) to, but excluding, the relevant Conversion Date; or (ii) if such notice specifies a date for redemption on or prior to such next following Interest Payment Date to which the election by the Trustee provided for in Condition 6(F) applies, in each case from the preceding Interest Payment Date (or, if the relevant Conversion Date falls on or before the first Interest Payment Date, from, and including, the Closing Date) to, but excluding, the relevant Conversion Date; provided that no such interest shall accrue on any Bond in the event that the Shares issued on conversion thereof shall carry an entitlement to receive such dividend or in the event the Bond carries an entitlement to receive an Equivalent Amount in respect of such dividend. Any such interest shall be paid not later than 14 days after the relevant Conversion Date by Hong Kong dollar cheque drawn on, or by transfer to a Hong Kong dollar account maintained by the payee with, a bank in Hong Kong, in accordance with instructions given by the relevant Bondholder.

(C) ***Adjustments to Conversion Price:*** The Conversion Price will be subject to adjustment in certain events set out in the Trust Deed, including:-

(i) any alteration to the par value of the Shares as a result of consolidation, subdivision or reclassification;

(ii) the issue of Shares by the Guarantor credited as fully paid to Shareholders (as defined in the Trust Deed) by way of capitalisation of profits or reserves (including any share premium account), including Shares paid up out of distributable profits or reserves and/or share premium account, save where the Shares are issued in lieu of the whole or any part of a specifically declared cash dividend (a "Scrip Dividend"), being a dividend which the Shareholders concerned otherwise would have received in cash and where the Current Market Price of such Shares does not exceed 105 per cent of the amount of such declared cash dividend and so long as such declared dividend does not constitute a Capital Distribution (as defined below);

(iii) the payment or making of any Capital Distribution by the Guarantor to the Shareholders (except where the Conversion Price falls to be adjusted under sub-paragraph (ii) above);

(iv) the issue of Shares to all or substantially all Shareholders as a class by the Guarantor by way of rights, or issue or grant to all or substantially all Shareholders as a class, by way of rights, of options, warrants or other rights to subscribe for or purchase any Shares, in each case at a price which is less than 95 per cent. of the Current Market Price (as defined below) per Share on the last Trading Day preceding the date of the announcement of the terms of such issue or grant;

(v) the issue of any securities (other than Shares or options, warrants or other rights to subscribe or purchase Shares) to all or substantially all Shareholders as a class by the Guarantor, by way of rights, or the grant to all or substantially all Shareholders as a class by way of rights of any options, warrants or other rights to subscribe for or purchase, any securities (other than Shares or options, warrants or other rights to subscribe or purchase Shares);

(vi) the issue (otherwise than as mentioned in sub-paragraph (iv) above) by the Guarantor wholly for cash of any Shares (other than Shares issued on the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, Shares) or the issue or grant of (otherwise as mentioned in sub-paragraph (iv) above)

options, warrants or other rights to subscribe or purchase Shares in each case at a price per Share which is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the terms of such issue;

(vii) save in the case of an issue of securities arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within the provisions of this sub-paragraph (vii), the issue wholly for cash by the Guarantor or any Subsidiary (otherwise than as mentioned in sub-paragraph (iv), (v) or (vi) above) or (at the direction or request of or pursuant to any arrangements with the Guarantor or any Subsidiary) any other company, person or entity of any securities (other than the Bonds) which by their terms of issue carry rights of conversion into, or exchange or subscription for, Shares to be issued by the Guarantor upon conversion, exchange or subscription at a consideration per Share which is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the terms of issue of such securities;

(viii) any modification of the rights of conversion, exchange or subscription attaching to any such securities as are mentioned in sub-paragraph (vii) above (other than in accordance with the terms applicable to such securities) so that the consideration per Share (for the number of Shares available on conversion, exchange or subscription following the modification) is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the proposals for such modification;

(ix) the issue, sale or distribution by or on behalf of the Guarantor or any Subsidiary or (at the direction or request of or pursuant to any arrangements with the Guarantor or any Subsidiary) any other company, person or entity of any securities in connection with an offer by or on behalf of the Guarantor or any Subsidiary or such other company, person or entity pursuant to which offer the Shareholders generally (meaning for these purposes the holders of at least 60 per cent. of the Shares outstanding at the time such offer is made) are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Price falls to be adjusted under sub-paragraphs (iv), (v), (vi) and (vii) above);

(x) if the Guarantor determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in this Condition 6(C), the Guarantor shall at its own expense request the Auditors to determine (acting as experts) as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof, if the adjustment would result in a reduction in the Conversion Price, and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that where the circumstances giving rise to any adjustment pursuant to this Condition 6(C) have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of circumstances which have already given rise or will give rise to an adjustment to the Conversion Price, such modification (if any) shall be made to the operation of the provisions of this Condition 6(C) as may be advised by the Auditors to be in their opinion appropriate to give the intended result.

For the purposes of these Conditions:

"Alternative Stock Exchange" means at any time, in the case of the Shares, if they are not at that time listed and traded on the Hong Kong Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in.

"Capital Distribution" means (a) any distribution of assets in specie by the Guarantor for any financial period (whenever paid or made and however described) but excluding a distribution of assets in specie in lieu of, and to a value not exceeding, a cash dividend which would not have constituted a Capital Distribution under (b) below (and for these

purposes a distribution of assets in specie includes without limitation an issue of shares or other securities credited as fully or partly paid (other than Shares credited as fully paid) by way of capitalisation of reserves); and (b) any cash dividend or distribution of any kind by the Guarantor for any financial period (whenever paid and however described) unless:

(i) (and to the extent that) it does not both exceed 7.5 per cent. of the market capitalisation of the Guarantor at the time of announcement of such dividend or distribution and have a value more than 150 per cent. of the average of dividends and distributions in the three years prior to the announcement of such dividend or distribution; or

(ii) (and to the extent) it does not, when taken together with any other dividend previously made or repaid in respect of all periods after 30 June 2001, exceed the aggregate of the consolidated net profits (less the aggregate of any consolidated net losses) attributable to Shareholders after deducting minority interests and preference dividends (if any) but (a) deducting any amounts in respect of any asset previously credited to the Guarantor's reserves (in respect of any period or date up to and including 30 June 2001) pursuant to any revaluation of such asset, where amounts arising on the disposal of such asset have contributed to such profits and (b) deducting any exceptional and extraordinary items, (and for the avoidance of doubt after excluding any amount arising as a result of any reduction in registered capital, share premium account or capital redemption reserve), in each case calculated by reference to the audited consolidated profit and loss accounts for such periods of the Guarantor and its Subsidiaries; or

(iii) it comprises (a) a purchase or redemption of the Guarantor's convertible cumulative preference shares or (b) a purchase or redemption of Shares by or on behalf of the Guarantor (or a purchase of Shares by or on behalf of a Subsidiary of the Guarantor), where the weighted average price (before expenses) on any one day in respect of such purchases does not exceed the Current Market Price of the Shares as published in the Daily Quotation Sheet of the Hong Kong Stock Exchange or the equivalent quotation sheet of an Alternative Stock Exchange, as the case may be, by more than 5 per cent. either (1) on that date, or (2) where an announcement has been made of the intention to purchase Shares at some future date at a specified price, on the Trading Day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a Trading Day, the immediately preceding Trading Day.

In making any such calculation, such adjustments (if any) shall be made as two leading independent investment banks of international repute selected by the Guarantor and approved by the Trustee may consider appropriate to reflect (a) any consolidation or subdivision of the Shares, (b) issues of Shares by way of capitalisation of profits or reserves, or any like or similar event or (c) the modification of any rights to dividends of Shares.

"Closing Price" for the Shares for any Trading Day shall be the price published in the Daily Quotation Sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day.

"Current Market Price" means, in respect of a Share at a particular date, the average of the closing prices published in the Daily Quotation Sheet of the Hong Kong Stock Exchange or the equivalent quotation sheet of an Alternative Stock Exchange for one Share (being a Share carrying full entitlement to dividend) for the five consecutive Trading Days ending

on the Trading Day immediately preceding such date; provided that if at any time during the said five Trading Day period the Shares shall have been quoted ex-dividend and during some other part of that period the Shares shall have been quoted cum-dividend then:

(i) if the Shares to be issued in such circumstances do not rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share; or

(ii) if the Shares to be issued in such circumstances rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount;

and provided further that if the Shares on each of the said five Trading Days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Shares to be issued do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share.

"Fair Market Value" means, with respect to any assets, security, option, warrants or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by two leading independent investment banks of international repute selected by the Guarantor and approved in writing by the Trustee, provided that (i) the fair market value of a cash dividend paid or to be paid per Share shall be the amount of such cash dividend per Share determined as at the date of announcement of such dividend; (ii) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such investment banks) the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded.

"Trading Day" means a day when the Hong Kong Stock Exchange or, as the case may be an Alternative Stock Exchange is open for dealing business, provided that if no closing price is reported in respect of the relevant Shares on the Hong Kong Stock Exchange or, as the case may be the Alternative Stock Exchange for one or more consecutive dealing days such day or days will be disregarded in any relevant calculation and shall be deemed not have existed when ascertaining any period of dealing days.

On any adjustment, the relevant Conversion Price, if not an integral multiple of one Hong Kong cent, shall be rounded down to the nearest Hong Kong cent. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and any amount by which the Conversion Price has not been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustment shall be given to Bondholders in accordance with Condition 16 as soon as practicable after the determination thereof.

The Conversion Price may not be reduced so that, on conversion of Bonds, Shares would fall to be issued at a discount to their par value.

Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of the Auditors the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by the Auditors to be in their opinion appropriate in order to give such intended result.

No adjustment will be made to the Conversion Price when Shares or other securities (including rights or options) are issued, offered or granted to employees (including directors) of the Guarantor or any Subsidiary of the Guarantor pursuant to any Employee Share Scheme (as defined in the Trust Deed) (and which Employee Share Scheme is in compliance with the listing rules of the Hong Kong Stock Exchange or, if applicable, those of an Alternative Stock Exchange).

No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation of the Shares as referred to in Condition 6(C)(i) above.

(D) ***Undertakings:*** The Guarantor has undertaken in the Trust Deed, *inter alia*, that so long as any Bond remains outstanding, save with the approval of an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders:

(i) it will use its best endeavours (a) to maintain a listing for all the issued Shares on the Hong Kong Stock Exchange, and (b) to obtain and maintain a listing for all the Shares issued on the exercise of the Conversion Rights attaching to the Bonds on the Hong Kong Stock Exchange, and if the Guarantor is unable to obtain or maintain such listing, to use it best endeavours to obtain and maintain a listing for all the issued Shares on an Alternative Stock Exchange as the Guarantor may from time to time determine and will forthwith give notice to the Bondholders in accordance with Condition 16 below of the listing or delisting of the Shares (as a class) by any of such stock exchanges;

(ii) it will pay the expenses of the issue of, and all expenses of obtaining listing for, Shares arising on conversion of the Bonds;

(iii) the Issuer shall remain a direct or indirect wholly-owned Subsidiary of the Guarantor; and

(iv) it will procure that the Issuer will not carry on any business activity whatsoever other than in connection with the Bonds (which shall, for the avoidance of doubt, include the on-lending of the proceeds of the issue of the Bonds to the Guarantor or any of the Guarantor's Subsidiaries) and, in particular, will not incur any indebtedness (other than to the Guarantor) or make any issue of bonds, debentures, notes or other debt securities of any kind other than the Bonds.

The Guarantor has also given certain other undertakings in the Trust Deed for the protection of the Conversion Rights.

(E) ***Notice of Change in Conversion Price:*** The Issuer shall give notice to the Bondholders in accordance with Condition 16 of any change in the Conversion Price. Any such notice relating to a change in the Conversion Price shall set forth the event giving rise to the adjustment, the Conversion Price prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment.

(F) ***Conversion by the Trustee:*** The Trustee may, in its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the date five days immediately prior to, and ending at the close of business on the business day in Hong Kong immediately prior to, the date fixed for redemption from time to time of any of the Bonds under Conditions 8(A), (B) or (C), elect (on behalf of the relevant Bondholders) by notice in writing to the Issuer to exercise the Conversion Rights in respect of the Bonds due for redemption on such date (the "Exercise Date") and in respect of which Conversion Rights have not previously been exercised by Bondholders ("Unexercised Bonds") at the Conversion Price applicable on the Conversion Date, provided that (i) all (if any) necessary consents have been obtained; and (ii) the Trustee is satisfied or is advised by an independent investment bank of international repute appointed by the Trustee at the expense of the Issuer that the net proceeds of an immediate sale of the Shares arising from such conversion, disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, transfer, issue or registration duties consequent thereon), together in each case with any other amount payable by the Issuer in respect

of such exercise, would be likely to exceed by 15 per cent. or more of the principal amount of the Bonds and accrued interest thereon which would otherwise be payable in respect of such Unexercised Bonds; and (iii) the Unexercised Bonds constitute no more than 10 per cent. of the principal amount of Bonds initially issued.

All of the Shares delivered on such conversion shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained, and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, transfer, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the transfer, delivery and sale thereof) the net proceeds of sale together with accrued interest (if any) payable under Condition 6(B)(iv), and any cash in lieu of fractions and any other amount payable by the Issuer in respect of the relevant exercise in respect of the Unexercised Bonds shall be held by the Trustee and distributed rateably to the holders of such Unexercised Bonds.

The Trustee shall have no liability in respect of the exercise or non-exercise of its discretion pursuant to this Condition 6(F) or the timing of such exercise or in respect of any such sale of Shares whether for the timing of any such sale or the price at which any such Shares are sold, or the inability to sell any such Shares or otherwise.

7. Payments

(A) ***Principal and interest:*** Payment of principal and interest due other than on an Interest Payment Date, will be made by transfer to the registered account of the Bondholder or by Hong Kong dollar cheque drawn on a bank in Hong Kong mailed to the registered address of the Bondholder in accordance with Condition 16 if it does not have a registered account. Payment of principal will only be made after surrender of the relevant Certificate at the specified office of any of the Agents.

Interest on Bonds due on an Interest Payment Date will be paid on the due date for the payment of interest to the holder shown on the Register at the close of business on the second business day (as defined below) before the due date for the payment of interest (the "Interest Record Date"). Payments of interest on each Bond will be made by transfer to the registered account of the Bondholder or by Hong Kong dollar cheque drawn on a bank in Hong Kong mailed to the registered address of the Bondholder if it does not have a registered account.

(B) ***Registered Accounts:*** For the purposes of this Condition, a Bondholder's registered account means the Hong Kong dollar account maintained by or on behalf of it with a bank in Hong Kong, details of which appear on the Register at the close of business on the second business day (as defined below) before the due date for payment, and a Bondholder's registered address means its address appearing on the Register at that time.

(C) ***Fiscal Laws:*** All payments are subject in all cases to any applicable laws and regulations in the place of payment, but without prejudice to the provisions of Condition 9. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(D) ***Payment Initiation:*** Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that it not a business day (as defined below), for value on the first following day which is a business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder) on the due date for payment (or, if it is not a business day, the immediately following business day) or, in the case of a payment of principal, if later, on the business day on which the relevant Certificate is surrendered at the specified office of an Agent.

(E) ***Delay In Payment:*** Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a business day, if the Bondholder is late in surrendering its Certificate (if required to do so) or if a cheque mailed in accordance with this Condition arrives after the due date for payment.

(F) ***Business Day:*** In this Condition, "business day" means a day other than a Saturday or Sunday on which commercial banks are open for business in Hong Kong and London and, in the case of the surrender of a Certificate, in the place where the Certificate is surrendered. If an amount which is due on the Bonds is not paid in full, the Registrar will annotate the Register with a record of the amount (if any) in fact paid.

8. Redemption, Purchase and Cancellation

(A) ***Maturity:*** Unless previously redeemed, converted or purchased and cancelled as provided herein, the Issuer will redeem each Bond at 100 per cent. of its principal amount on 27 March 2007 (the "Maturity Date"). The Issuer may not redeem the Bonds at its option prior to that date except as provided in Condition 8(B) or Condition 8(C) below (but without prejudice to Condition 10).

(B) ***Redemption at the Option of the Issuer:*** On or at any time after 27 March 2004 and prior to the Maturity Date, the Issuer may, having given not less than 30 nor more than 60 days' notice to the Bondholders (in accordance with Condition 16), the Trustee and the Principal Agent (which notice will be irrevocable), redeem from time to time (provided that there shall be an interval of not less than 20 Trading Days between each exercise of such redemption of rights by the Issuer), not more than 25 per cent. (nor less than 10 per cent.) of the initial issue size of the Bonds, being HK$2,250,000,000, at their principal amount plus accrued interest, provided that no such redemption may be made unless

(i) the closing price of the Shares (as derived from the Daily Quotation Sheet of the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange) for each of 30 consecutive Trading Days, the last day of which period occurring no more than 5 Trading Days prior to the date upon which notice of such redemption is given pursuant to Condition 16, was at least 115 per cent. of the Conversion Price in effect on such Trading Day. If there shall occur an event giving rise to a change in the Conversion Price during any such 30 Trading Day period, appropriate adjustments for the relevant days approved by the Trustee shall be made for the purpose of calculating the closing price for such days; or

(ii) at least 90 per cent in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled.

Upon the expiry of any such notice, the Issuer will be bound to redeem the Bonds at their principal amount together with accrued interest at the date fixed for such redemption.

The Bonds to be redeemed will be selected individually by lot, or such other method in such place as the Trustee shall approve and in such manner as the Trustee shall deem to be appropriate and fair, not more than 60 and not less than 30 days prior to the date fixed for redemption and the identifying numbers of the Bonds drawn for redemption will be published in accordance with Condition 16 by the Issuer not less than 30 days prior to such date.

(C) ***Redemption for Taxation Reasons:*** At any time the Issuer may, having given not less than 30 nor more than 60 days' notice to the Bondholders in accordance with Condition 16 (which notice shall be irrevocable) redeem all, but not some, of the Bonds at the principal amount plus accrued interest, if (i) the Issuer satisfies the Trustee immediately prior to the giving of such notice that the Issuer (or if the Guarantee was called, the Guarantor) has or will become obliged to pay additional amounts as referred to in Condition 9 as a result of any change in, or amendment to, the laws or regulations of the British Virgin Islands or, as the case may be, Hong Kong or any political subdivision or any authority thereof or therein having power to tax, or any change in

the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 27 March 2002, and (ii) such obligation cannot be avoided by the Issuer (or any the case may be, the Guarantor) taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer (or, as the case may be, the Guarantor) would be obliged to pay such additional amounts were a payment in respect of the Bonds then due. Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer (or, as the case may be, the Guarantor) shall deliver to the Trustee (a) a certificate signed by two directors of the Issuer (or, as the case may be, the Guarantor) stating that the obligation referred to in (i) above cannot be avoided by the Issuer (or, as the case may be, the Guarantor) taking reasonable measures available to it and (b) an opinion of independent legal or tax advisors of recognised standing to the effect that such change or amendment has occurred (irrespective of whether such amendment or change is then effective) and the Trustee shall be entitled to accept such certificate and opinion as sufficient evidence thereof in which event it shall be conclusive and binding on the Bondholders.

Upon the expiry of any such notice, the Issuer will be bound to redeem the Bonds at the principal amount plus accrued interest.

(D) ***Redemption for Change of Control:*** Following the occurrence of a Relevant Event, the holder of each Bond will have the right at such holder's option, to require the Issuer to redeem all or some only of such holders' Bonds on the Relevant Event Put Date at the principal amount together with accrued interest. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed notice of redemption, in the form for the time being current, obtainable from the specified office of any Paying Agent ("Put Exercise Notice") together with the Certificate evidencing the Bonds to be redeemed by not later than 60 days following a Relevant Event, or, if later, 60 days following the date upon which notice thereof is given to Bondholders by the Issuer in accordance with Condition 16. The "Relevant Event Put Date" shall be the fourteenth day after the expiry of such period of 60 days as referred to above.

A Put Exercise Notice, once delivered, shall be irrevocable (and may not be withdrawn unless the Issuer consents to such withdrawal) and the Issuer shall redeem the Bonds the subject of Put Exercise Notices delivered as aforesaid on the Relevant Event Put Date.

The Trustee shall not be required to take any steps to ascertain whether a Relevant Event or any event which could lead to the occurrence of a Relevant Event has occurred.

The Issuer shall give notice to Bondholders in accordance with Condition 16 by not later than 14 days following the first day on which it becomes aware of the occurrence of a Relevant Event, which notice shall specify the procedure for exercise by holders of their rights to require redemption of the Bonds pursuant to this Condition 8(D).

For the purposes of this Condition 8

"control" means the acquisition of more than 50 per cent. of the voting rights of the issued share capital of the Guarantor or the right to appoint and/or remove all or the majority of the members of the Guarantor's Board of Directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise;

a "Change of Control" occurs when:

(i) any person or persons (as defined below), acting together acquires control of the Guarantor if such person or persons does not or do not have, and would not be deemed to have, control of the Guarantor on 27 March 2002;

(ii) the Guarantor consolidates with or merges into or sells or transfers all or substantially all of the Guarantor's assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring control over the Guarantor or the successor entity;

a "person" includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity) but does not include the Guarantor's Board of Directors or any other governing board and does not include the Guarantor's wholly-owned direct or indirect subsidiaries;

"Relevant Event" occurs when there has been a Change of Control in the Guarantor.

(E) ***Redemption at the option of the Bondholders:*** On 27 March 2005 (the "Put Option Date"), the holder of each Bond will have the right at such holder's option, to require the Issuer to redeem all or some only of the Bonds on the Put Option Date at their principal amount. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed Put Exercise Notice together with the Certificate evidencing the Bonds to be redeemed not earlier than 60 days and not later than 30 days prior to the Put Option Date.

A Put Exercise Notice, once delivered, shall be irrevocable (and may not be withdrawn unless the Issuer consents to such withdrawal) and the Issuer shall redeem the Bonds the subject of Put Exercise Notices delivered as aforesaid on the Put Option Date.

(F) ***Purchases:*** The Issuer, the Guarantor or any of its Subsidiaries may at any time and from time to time purchase Bonds at any price in the open market or otherwise.

(G) ***Cancellation:*** All Bonds which are redeemed, converted or purchased by the Issuer, the Guarantor or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar and such Bonds may not be reissued or resold.

(H) ***Redemption Notices:*** All notices to Bondholders given by or on behalf of the Issuer pursuant to this Condition will specify the Conversion Price as at the date of the relevant notice, the Conversion Period, the closing price of the Shares (as derived from the Daily Quotations Sheet of the Hong Kong Stock Exchange) as at the latest practicable date prior to the publication of the notice, the date for redemption, the manner in which redemption will be effected and the aggregate principal amount of the Bonds outstanding as at the latest practicable date prior to the publication of the notice.

9. Taxation

All payments made by the Issuer (or, as the case may be, the Guarantor under or in respect of the Trust Deed or the Bonds) will be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the British Virgin Islands or Hong Kong or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law. In such event, the Issuer or, as the case may be, the Guarantor will pay such additional amounts as will result in the receipt by the Bondholders of the net amounts after such deduction or withholding equal to the amounts which would otherwise have been receivable by them had no such deduction or withholding been required except that no such additional amount shall be payable in respect of any Bond:

(i) to a holder (or to a third party on behalf of a holder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his having some connection with the British Virgin Islands (or, as the case may be, Hong Kong) otherwise

than merely by holding the Bond or by the receipt of amounts in respect of the Bond or where the withholding or deduction could be avoided by the holder making a declaration of non-residence or other similar claim for exemption to the appropriate authority which such holder is legally capable and competent of making but fails to do so; or

(ii) (in the case of a payment of principal) if the Certificate in respect of such Bond is surrendered more than 30 days after the relevant date except to the extent that the holder would have been entitled to such additional amount on surrendering the relevant Certificate for payment on the last day of such period of 30 days;

For the purposes hereof, "relevant date" means whichever is the later of (a) the date on which such payment first becomes due and (b) if the full amount payable has not been received by the Trustee or the Principal Agent on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders and cheques despatched or payment made.

References in these Conditions to principal shall be deemed also to refer to any additional amounts which may be payable under this Condition or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

10. Events of Default

The Trustee at its sole discretion may, and if so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution shall (subject to its rights under the Trust Deed to be indemnified to its satisfaction), give notice to the Issuer and the Guarantor that the Bonds are, and they shall accordingly thereby become, immediately due and repayable at their principal amount plus accrued interest (subject as provided below and without prejudice to the right of Bondholders to exercise the Conversion Right in respect of their Bonds in accordance with Condition 6) if:

(i) a default is made in the payment of any principal due in respect of the Bonds;

(ii) a default is made in the payment of any interest due in respect of the Bonds;

(iii) the Issuer or the Guarantor does not perform or comply with one or more of its other obligations in the Bonds or the Trust Deed which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 21 days after written notice of such default shall have been given to the Issuer or the Guarantor or by the Trustee;

(iv) the Issuer, the Guarantor or any Principal Subsidiary is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer, the Guarantor or any of its Principal Subsidiaries;

(v) (a) any other present or future indebtedness of the Issuer, the Guarantor or any of its Subsidiaries for or in respect of moneys borrowed or raised becomes due and payable prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (b) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (c) the Issuer, the Guarantor or any of its Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of

which one or more of the events mentioned above in this paragraph (v) have occurred equals or exceeds HK$77,500,000 or its equivalent in any other currency on the day on which such indebtedness becomes due and payable or is not paid or any such amount becomes due and payable or is not paid under any such guarantees or indemnity;

(vi) a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any material part of the property, assets or revenues of the Issuer, the Guarantor or any of its Principal Subsidiaries and is not discharged or stayed within 30 days;

(vii) an order is made or an effective resolution passed for the winding-up or dissolution or administration of the Issuer, the Guarantor or any of its Principal Subsidiaries, or the Issuer, the Guarantor or any of its Principal Subsidiaries ceases or threatens to cease to carry on all or substantially all of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by an Extraordinary Resolution of the Bondholders, or (ii) in the case of a Principal Subsidiary, whereby the undertaking and assets of such Principal Subsidiary are transferred to or otherwise vested in the Issuer, the Guarantor or another of its Principal Subsidiaries;

(viii) an encumbrancer takes possession or an administrative or other receiver or an administrator is appointed of the whole or any substantial part of the property, assets or revenues of the Issuer, the Guarantor or any of its Principal Subsidiaries (as the case may be) and is not discharged within 30 days;

(ix) any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer, the Guarantor or any of its Principal Subsidiaries;

(x) any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (a) to enable the Issuer or the Guarantor lawfully to enter into, exercise its rights and perform and comply with their respective obligations under the Bonds and the Trust Deed, (b) to ensure that those obligations are legally binding and enforceable and (c) to make the Bonds and the Trust Deed admissible in evidence in the courts of the British Virgin Islands or Hong Kong is not taken, fulfilled or done;

(xi) it is or will become unlawful for the Issuer or the Guarantor to perform or comply with any one or more of their respective obligations under any of the Bonds or the Trust Deed;

(xii) the Shares cease to be listed or admitted to trading on the Hong Kong Stock Exchange or an Alternative Stock Exchange acceptable to the Trustee;

(xiii) any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs,

provided that, in the case of any such event other than those described in paragraphs (i), (ii), (in the case of the Issuer or the Guarantor) (iv), (v), (in the case of the Issuer or the Guarantor) (vii) and (in the case of the Issuer or the Guarantor) (ix), the Trustee shall have certified in writing to the Issuer that such event is in its opinion materially prejudicial to the interests of Bondholders.

For this purpose, "Principal Subsidiary" means any Subsidiary of the Guarantor:

(a) whose profits before taxation and extraordinary items ("pre-tax profit") (in the case of a Subsidiary which itself has subsidiaries) consolidated pre-tax profit, as shown by it latest audited income statement are at least 10 per cent. of the consolidated pre-tax profit as shown by the latest published audited consolidated income statement of the Guarantor and its Subsidiaries including, for the avoidance of doubt, the Guarantor and its consolidated Subsidiaries' share of profits of Subsidiaries not consolidated and of jointly controlled entities and after adjustments for minority interests; or

(b) whose gross assets or (in the case of a Subsidiary which itself has subsidiaries) gross consolidated assets, as shown by its latest audited balance sheet are at least 10 per cent. of the amount which equals the amount included in the consolidated gross assets of the Guarantor and its Subsidiaries as shown by the latest published audited consolidated balance sheet of the Guarantor and its Subsidiaries as being represented by the investment of the Guarantor in each Subsidiary whose accounts are not consolidated with the consolidated audited accounts of the Guarantor and after adjustment for minority interests;

provided that, in relation to paragraphs (a) and (b) above:

(i) in the case of a corporation or other business entity becoming a Subsidiary after the end of the financial period to which the latest consolidated audited accounts of the Guarantor relate, the reference to the then latest consolidated audited accounts of the Guarantor for the purposes of the calculation above shall, until consolidated audited accounts of the Guarantor for the financial period in which the relevant corporation or other business entity becomes a Subsidiary are published be deemed to be a reference to the then latest consolidated audited accounts of the Guarantor adjusted to consolidate the latest audited accounts (consolidated in the case of a Subsidiary which itself has Subsidiaries) of such Subsidiary in such accounts;

(ii) if at any relevant time in relation to the Guarantor or any Subsidiary which itself has Subsidiaries no consolidated accounts are prepared and audited, gross assets of the Guarantor and/or any such Subsidiary shall be determined on the basis of pro forma consolidated accounts prepared for this purpose by the Guarantor and reviewed by the Auditors (as defined in the Trust Deed) for the purposes of preparing a certificate thereon to the Trustee;

(iii) if at any relevant time in relation to any Subsidiary, no accounts are audited, its gross assets (consolidated, if appropriate) shall be determined on the basis of pro forma accounts (consolidated, if appropriate) of the relevant Subsidiary prepared for this purpose by the Guarantor and reviewed by the Auditors for the purposes of preparing a certificate thereon to the Trustee; and

(iv) if the accounts of any subsidiary (not being a Subsidiary referred to in proviso (i) above) are not consolidated with those of the Guarantor, then the determination of whether or not such subsidiary is a Principal Subsidiary shall be based on a pro forma consolidation of its accounts (consolidated, if appropriate) with the consolidated accounts (determined on the basis of the foregoing) of the Guarantor; or

(c) any Subsidiary of the Guarantor to which is transferred the whole or substantially the whole of the assets of a Subsidiary which immediately prior to such transfer was a Principal Subsidiary, provided that the Principal Subsidiary which so transfers its assets shall forthwith upon such transfer cease to be a Principal Subsidiary and the Subsidiary to which the assets are so transferred shall become a Principal Subsidiary at the date on which the first published audited accounts (consolidated, if appropriate), of the Guarantor prepared as of a date later than such transfer are issued unless such Subsidiary would continue to be a Principal Subsidiary on the basis of such accounts by virtue of the provisions of paragraph (a) above.

11. Prescription

Claims in respect of amounts due in respect of the Bonds will become prescribed unless made within 10 years (in the case of principal) and five years (in the case of interest) from the relevant date (as defined in Condition 9) in respect thereof.

12. Enforcement

At any time after the Bonds have become due and repayable, the Trustee may, at its sole discretion and without further notice, take such proceedings against the Issuer and/or the Guarantor as it may think fit to enforce repayment of the Bonds and to enforce the provisions of the Trust Deed, but it will not be bound to take any such proceedings unless (a) it shall have been so requested in

writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or shall have been so directed by an Extraordinary Resolution of the Bondholders and (b) it shall have been indemnified to its satisfaction. No Bondholder will be entitled to proceed directly against the Issuer and/or the Guarantor unless the Trustee, having become bound to do so, fails to do so within a reasonable period and such failure shall be continuing.

13. Meetings of Bondholders, Modification, Waiver and Substitution

(A) ***Meetings:*** The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Bonds or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing over 50 per cent. in principal amount of the Bonds for the time being outstanding or, at any adjourned such meeting, two or more persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to modify the due date for any payment in respect of the Bonds, (ii) to reduce or cancel the amount of principal or Equivalent Amount or the rate of interest payable in respect of the Bonds, (iii) to change the currency of payment of the Bonds, (iv) to modify or cancel the Conversion Rights, (v) to modify or cancel the Guarantee, or (vi) to modify the provisions concerning the quorum required at any meeting of the Bondholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or representing not less than 66 per cent., or at any adjourned such meeting not less than 33 per cent., in principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution passed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting. The Trust Deed provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of Bonds outstanding shall be as valid and effective as a duly passed Extraordinary Resolution.

(B) ***Modification and Waiver:*** The Trustee may agree, without the consent of the Bondholders, to (i) any modification (except as mentioned in Condition 13(A) above) to, or the waiver or authorisation of any breach or proposed breach of, the Bonds, the Agency Agreement or the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Bondholders or (ii) any modification to the Bonds or the Trust Deed which, in the Trustee's opinion, is of a formal, minor or technical nature or to correct a manifest error or to comply with mandatory provisions of law. Any such modification, waiver or authorisation will be binding on the Bondholders and, unless the Trustee agrees otherwise, any such modifications will be notified by the Issuer to the Bondholders as soon as practicable thereafter.

(C) ***Substitution:*** The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Bondholders, to the substitution of any other company in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Bonds.

(D) ***Interests of Bondholders:*** In connection with the exercise of its functions (including but not limited to those in relation to any proposed modification, authorisation, waiver or substitution) the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim, from the Issuer, the Guarantor or the Trustee, any indemnification or payment in respect of any tax consequences of any such exercise upon individual Bondholders except to the extent provided for in Condition 9 and/or any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

In the event of the passing of an Extraordinary Resolution in accordance with Condition 13(A) or a substitution in accordance with Condition 13(C), the Issuer will procure that (i) the Bondholders be notified in accordance with Condition 16; (ii) the Luxembourg Stock Exchange be notified; and (iii) all relevant requirements of the Luxembourg Stock Exchange be complied with (including the preparation of any supplemental listing particulars, if necessary).

14. Replacement of Certificates

If any Certificate is mutilated, defaced, destroyed, stolen or lost, it may be replaced at the specified office of the Registrar or any Agent upon payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer and such Agent may require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

15. Further Issues

The Issuer may from time to time, without the consent of the Bondholders, create and issue further bonds having the same terms and conditions as the Bonds in all respects and so that such further issue shall be consolidated and form a single series with the Bonds. Such further bonds may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed.

The Issuer has granted to CSFB an option which can be exercised, in whole or in part and on one or more occasions, at any time up to and including 26 April 2002, to subscribe for up to a further HK$250,000,000 in aggregate principal amount of the Bonds. This option has been exercised in full on 8 March 2002 by CSFB.

16. Notices

All notices to Bondholders shall be validly given if mailed to them at their respective addresses in the register of Bondholders maintained by the Registrar or published in a leading newspaper having general circulation in Asia (which is expected to be the *Asian Wall Street Journal*) and, so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that Exchange so require, published in a leading newspaper having general circulation in Luxembourg (*which is expected to be the Luxemburger Wort*). Any such notice shall be deemed to have been given on the later of the date of such publication and the seventh day after being so mailed, as the case may be.

17. Agents

The names of the initial Agents and the Registrar and their specified offices are set out below. The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Agent or the Registrar and to appoint additional or other Agents or a replacement Registrar. The Issuer will at all times maintain (a) a Principal Agent, (b) a Registrar, (c) two Agents (one of which may be the Principal Agent), each having a specified office in a major financial centre in Europe, one of which shall, so long as the Bonds are listed on the Luxembourg Stock Exchange, be Luxembourg (and such agent in Luxembourg shall be a Paying, Transfer and Conversion Agent and shall be referred to in these terms and conditions as the "Luxembourg Agent"), and (d) an Agent having a specified office in Hong Kong. Notice of any such termination or appointment, of any changes in the specified offices of any Agent or the Registrar and of any change in the identity of the Registrar or the Principal Agent will be given promptly by the Issuer to the Bondholders and in any event not less than 45 days' notice will be given.

The Issuer will also promptly notify the Luxembourg Stock Exchange of any termination, appointment or changes as described in Condition 17.

18. Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer, the Guarantor and any entity related to the Guarantor without accounting for any profit.

19. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of this Bond under the Contracts (Rights of Third Parties) Act 1999.

20. Governing Law

The Bonds, the Trust Deed and the Agency Agreement are governed by, and shall be construed in accordance with, the laws of England. In relation to any legal action or proceedings arising out of or in connection with the Trust Deed or the Bonds each of the Issuer and the Guarantor has in the Trust Deed irrevocably submitted to the courts of England and in relation thereto has appointed Law Debenture Corporate Services Limited, now at Fifth Floor, 100 Wood Street, London EC2V 7EX, as its agent for service of process in England.

THE GLOBAL CERTIFICATE

The Global Certificate contains provisions which apply to the Bonds in respect of which the Global Certificate is issued, some of which modify the effect of the terms and conditions of the Bonds (the "Conditions") set out in this Offering Circular. Terms defined in the Conditions have the same meaning in the paragraphs below. The following is a summary of those provisions:

Meetings

The holder (as defined in the Conditions) of the Global Certificate will be treated as being two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each HK$10,000 in principal amount of Bonds for which the Global Certificate is issued. The Trustee may allow a person with an interest in Bonds in respect of which the Global Certificate has been issued to attend and speak at a meeting of Bondholders on appropriate proof of his identity and interest.

Cancellation

Cancellation of any Bond by the Issuer following its redemption, conversion or purchase will be effected by a reduction in the principal amount of the Bonds in the register of Bondholders.

Trustee's Powers

In considering the interests of Bondholders while the Global Certificate is registered in the name of a nominee for a clearing system, the Trustee may, without being obliged to do so, have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to Bonds and may consider such interests as if such accountholders were the holders of the Bonds.

Conversion

Subject to the requirements of Euroclear and Clearstream, the Conversion Right attaching to a Bond in respect of which the Global Certificate is issued may be exercised by the presentation to or to the order of the Principal Agent of one or more Conversion Notices duly completed by or on behalf of a holder of a book-entry interest in the Bond. Deposit of the Global Certificate with the Principal Agent together with the relevant Conversion Notice shall not be required. The exercise of the Conversion Right shall be notified by the Principal Agent to the Registrar and the holder of the Global Certificate.

Payment

Payments of principal in respect of Bonds represented by the Global Certificate will be made without presentation or if no further payment is to be made in respect of the Bonds against presentation and surrender of the Global Certificate to or to the order of the Principal Agent or such other Paying Agent as shall have been notified to the Bondholders for such purpose.

Notices

So long as the Bonds are represented by the Global Certificate and the Global Certificate is held on behalf of Euroclear or Clearstream or the Alternative Clearing System, notices to Bondholders may be given by delivery of the relevant notice to Euroclear or Clearstream or the Alternative Clearing System, for communication by it to entitled accountholders in substitution for notification as required by the Conditions except that so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*).

Call option

No drawing of Bonds will be required in the event that the Issuer exercises its call option pursuant to Condition 8(B) in respect of less than the aggregate principal amount of Bonds in respect of which the Global Certificate is issued. Instead, there will be a pro rata allocation of the Bonds to be redeemed among the accounts in Euroclear and Clearstream in accordance with the rules of those clearing systems.

Put options

The Bondholders' put options in Condition 8(D) and 8(E) may be exercised by the holder of the Global Certificate giving notice to the Principal Agent of the principal amount of Bonds in respect of which the option is exercised and presenting the Global Certificate for endorsement or exercise within the time limits specified in such Conditions.

Registration of Title

Certificates in definitive form for individual holdings of Bonds will not be issued in exchange for interests in Bonds in respect of which the Global Certificate is issued, except where either Euroclear or Clearstream (or any Alternative Clearing System on behalf of which the Bonds evidenced by the Global Certificate may be held) is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so.

Transfers

Transfers of interests in the Bonds will be effected through the records of Euroclear and Clearstream and their respective participants in accordance with the rules and procedures of Euroclear and Clearstream and their respective direct and indirect participants.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds in respect of which the Global Certificate is issued shall be recognised as the beneficiaries of the trusts set out in the Trust Deed, to the extent of the principal amount of their interest in the Bonds set out in the certificate of the holder, as if they were themselves the holders of Bonds in such principal amounts.

USE OF PROCEEDS

The net proceeds of the issue of the Bonds, after taking into account the HK$250,000,000 in aggregate principal amount of additional Bonds issued pursuant to the option granted to CSFB which has been exercised in full on 8 March 2002, are estimated to amount to approximately HK$2,205,000,000 and will be used to finance the Group's general corporate and working capital requirements.

SHARE INFORMATION

Market Price Information

The Shares (stock code 101) were first listed on the Hong Kong Stock Exchange in 1954. The table below sets forth, for the periods indicated, the high and low closing prices (defined as the average of the closing bid and ask prices) and the average daily volume on the Hong Kong Stock Exchange for the Shares and the high and low closing values of the Hang Seng Index.

	Closing Price per Share		*Average Daily Trading*	*Hang Seng Index*	
	Low	*High*	*Volume in Shares*	*Low*	*High*
	HK$	*HK$*			
1999					
First Quarter	4.975	7.150	2,750,725	9,076	11,107
Second Quarter	6.350	8.000	3,844,082	11,073	14,005
Third Quarter	6.950	7.950	2,185,946	12,438	14,507
Fourth Quarter	6.000	7.350	2,763,314	12,134	16,962
2000					
First Quarter	4.375	6.550	3,084,259	15,103	18,302
Second Quarter	4.600	5.750	3,025,240	13,723	16,942
Third Quarter	5.550	8.000	3,892,166	14,613	17,921
Fourth Quarter	6.850	8.850	2,811,192	13,984	16,185
2001					
First Quarter	8.300	9.450	3,898,510	12,583	16,164
Second Quarter	7.850	9.250	3,423,752	12,064	13,878
Third Quarter	6.500	9.100	2,209,871	8,934	13,208
Fourth Quarter	7.050	8.500	3,111,735	9,798	11,847
2002					
First Quarter (through 22 March 2002)	7.500	8.850	3,173,748	10,410	11,893

On 22 March 2002 the closing price of the Shares was HK$7.500.

Note:

(1) Source: Bloomberg

Dividend Policy

The Company currently pays two types of dividends:

- ordinary dividend; and
- preference dividend.

An interim and a final cash ordinary dividend in HK dollars may be paid to holders of Shares each year. The directors may resolve to declare the payment of interim ordinary dividends. Final ordinary dividends are declared by the annual general meeting of ordinary shareholders following recommendation by the directors. Historically, the Company has maintained a relatively high dividend pay-out compared with other property companies in Hong Kong. The amount of dividend payable will be determined or recommended by the directors in light of the Company's financial condition, including the level of its capital commitment and income, the Company's investment strategy at the time and cashflow position at the relevant time. The Company's ability to pay ordinary dividends is ultimately dependent on its income which may include dividends, cash distributions or other income from its subsidiaries and jointly controlled entities.

A dividend is paid, in US dollars, on the convertible cumulative preference shares of par value HK$7,500 each. These shares are entitled to a dividend at a fixed rate of 5.5 per cent. per annum on a reference amount of US$1,000 per share. Such preference dividend is paid to the holders of such shares once a year.

The table below sets out certain statistics on ordinary dividends paid on Shares in respect of the years indicated:—

Year ended 30 June	*Interim Ordinary Dividend per Share*	*Final Ordinary Dividend per Share*	*Total Ordinary Dividend per Share*	*Interim Ordinary Dividend*	*Final Ordinary Dividend*	*Total Ordinary Dividend*
			(HK$ million, except per share data)			
1999	14.0¢	20.0¢	34.0¢	404.8	578.8	983.6[(1)]
2000	10.0¢	26.0¢	36.0¢	289.4	751.7	1,041.1
2001	11.0¢	29.0¢	40.0¢	318.0	838.4	1,156.4

Note:

(1) The figure shown does not include HK$1.8 million representing an underprovision in respect of the prior year's final dividend as a result of conversion of convertible cumulative preference shares subsequent to the relevant year-end.

The Directors have declared an interim dividend of 11 cents per Share, payable on 28 March 2002 to ordinary shareholders of record on 22 March 2002. The interim dividend is payable in cash.

The table below sets out the total amount of preference dividends paid on the convertible cumulative preference shares in respect of the years indicated:—

Year ended 30 June	*Preference Dividend*
	(HK$ million)
1999	53.3
2000	48.2
2001	48.3

Changes in Share Capital

The authorised share capital of the Company is HK$6,000 million consisting of 4,500 million ordinary shares and 200,000 convertible cumulative preference shares and the Company's issued share capital as at 28 February 2002 is HK$3,732.6 million consisting of 2,889,333,907 ordinary shares of par value HK$1.00 each and 112,435 convertible cumulative preference shares of par value HK$7,500 each.

The following tables show the changes in the Company's issued share capital since 1 July 1987:—

Date	Type of Issue/Event	Number of Ordinary Shares Issued/ (Cancelled)	Total Number of Ordinary Shares in Issue after Issue/Event
Issued as at 30 June 1987			50,000,000
30 June 1988	Bonus Issue	450,000,000	500,000,000
	New Issue	1,080,000,000	1,580,000,000
30 June 1989	New Issue	158,000,000	1,738,000,000
30 June 1992	Rights Issue	521,400,000	2,259,400,000
30 June 1993	Warrant Exercise	24,799	2,259,424,799
30 June 1994	Warrant Exercise	1,133,979	2,260,558,778
	Conversion of Convertible Cumulative Preference Shares	45,960	2,260,604,738
30 June 1995	Warrant Exercise	220,373,839	2,480,978,577
	Conversion of Convertible Cumulative Preference Shares	19,460,230	2,500,438,807
	Repurchase — Shares cancelled	(5,250,000)	2,495,188,807
30 June 1996	Conversion of Convertible Cumulative Preference Shares	6,043,740	2,501,232,547
30 June 1997	Conversion of Convertible Cumulative Preference Shares	77,124,710	2,578,357,257
	Placing and Subscription of Shares	310,000,000	2,888,357,257
30 June 1998	Repurchase — Shares cancelled	(35,316,000)	2,853,041,257
30 June 1999	Conversion of Convertible Cumulative Preference Shares	41,000,150	2,894,041,407
30 June 2000	Repurchase — Shares cancelled	(2,928,000)	2,891,113,407
8 October 2001	Repurchase — Shares cancelled	(1,779,500)	2,889,333,907

Date	Type of Issue/Event	Number of Preference Shares Issued/ (Cancelled)	Total Number of Preference Shares in Issue after Issue/Event
Issued as at 16 November 1993	New Issue	300,000	300,000
30 June 1994	Conversion of Convertible Cumulative Preference Shares	(60)	299,940
30 June 1995	Conversion of Convertible Cumulative Preference Shares	(25,405)	274,535
30 June 1996	Conversion of Convertible Cumulative Preference Shares	(7,890)	266,645
30 June 1997	Conversion of Convertible Cumulative Preference Shares	(100,685)	165,960
30 June 1999	Conversion of Convertible Cumulative Preference Shares	(53,525)	112,435

CAPITALISATION

Capitalisation of the Group

As at 31 December 2001, the authorised share capital of the Company was HK$6,000 million divided into 4,500 million ordinary shares of HK$1.00 par value each and 200,000 convertible cumulative preference shares of HK$7,500 par value each, and its issued share capital was HK$3,732.6 million consisting of 2,889,333,907 ordinary shares of HK$1.00 par value each and 112,435 convertible cumulative preference shares of HK$7,500 par value each which are convertible into the Company's ordinary shares at a conversion ratio of 766 ordinary shares for one convertible cumulative preference share. If all of the outstanding convertible cumulative preference shares were to be converted, a further 86,125,210 ordinary shares would be issuable.

In October 1999, the Company's subsidiary, Amoy International Treasury Limited, issued HK$540 million Floating Rate Notes due 2004.

The following table sets forth (i) the unaudited consolidated cash and bank balances and capitalisation of the Group as at 31 December 2001, and as adjusted to give effect to the Bonds now being issued (with the option granted to CSFB having been exercised), with issuing expenses to be amortised over the life of the Bonds on a straight line basis and (ii) the unaudited non-consolidated cash and bank balances and capitalisation of the Company as at 31 December 2001.

	As at 31 December 2001		
	Group		*Company*
	Actual	*As Adjusted*	*Actual*
		(in HK$million)	
Cash and deposits with banks	3,788.0	5,993.0	63.8
Short-term debt			
Secured	—	—	—
Unsecured	470.0	470.0	—
Total short-term debt	470.0	470.0	—
Long-term liabilities			
Secured	—	—	—
Unsecured	10,995.6	10,995.6	—
The Bonds to be issued	—	2,250.0	—
Total long-term liabilities	10,995.6	13,245.6	—
Shareholders' funds			
Share capital	3,732.6	3,732.6	3,732.6
Reserves	23,509.5	23,509.5	13,268.7
Proposed ordinary dividend	317.8	317.8	317.8
Shareholders' funds	27,559.9	27,559.9	17,319.1
Minority interests	412.5	412.5	—
Total capitalisation	39,438.0	41,688.0	17,319.1

Notes:

(1) Subsequent to 31 December 2001, the Group has repaid a total of HK$468 million of short-term bank loans and HK$225 million of long-term bank loans, all of which were unsecured.

(2) Save as disclosed above, there has been no material change in the capitalisation of the Group or the Company since 31 December 2001.

Capitalisation of the Issuer

The authorised share capital of the Issuer is US$50,000 divided into 50,000 ordinary shares of US$1.00 par value each, of which one fully paid share is issued in the name of the Company. The Issuer does not have any debt outstanding other than the Bonds being issued hereby.

The following table sets forth the unaudited capitalisation of the Issuer as at 25 March 2002, adjusted for the proposed issue of the Bonds (with the option granted to CSFB having been exercised):

	As at 25 March 2002
	HK$
Borrowings	
The Bonds to be issued	2,250,000,000
Shareholders' equity	
Issued capital	8
Total capitalisation	2,250,000,008

Since the date of its incorporation, no financial statements of the Issuer have been prepared. The Issuer is not required by British Virgin Islands law, and does not intend, to publish any financial statements.

HONG KONG AND THE PROPERTY MARKET IN HONG KONG

Hong Kong

On 1 July 1997, Hong Kong became a Special Administrative Region of the PRC as a consequence of an agreement between the governments of the United Kingdom and the PRC as embodied in the Joint Declaration, which was signed on 19 December 1984 and subsequently ratified by both governments.

The policies of the Joint Declaration are given statutory force by the enactment of the Basic Law by the National People's Congress of the PRC in 1990. By the Joint Declaration, the government of the PRC has sovereignty over Hong Kong and bestows upon Hong Kong a high level of autonomy except with regard to foreign affairs and defence. Under the Basic Law, Hong Kong is permitted to retain its own legislative, legal and judicial systems and full economic independence together with its previous capitalist system and way of life for 50 years after 30 June 1997. In addition, the Basic Law provides that no action shall be taken to restrict the ability of Hong Kong to continue as an international financial centre. The Basic Law also provides that the laws previously in force in Hong Kong shall be maintained to the extent they do not contravene the Basic Law.

Furthermore, the Basic Law provides that the Hong Kong dollar will continue to circulate as the legal tender in Hong Kong. It also provides that no exchange control policies will be applied in Hong Kong, that the Hong Kong dollar will be freely convertible into other currencies and that Hong Kong will retain monetary and financial policy independence and enact its own laws regarding taxation.

The Property Market in Hong Kong

With effect from 1 July 1997, property ownership in Hong Kong has been governed by the Basic Law. Under Article 120, all leases of land granted, decided upon or renewed on or before 30 June 1997, which extended beyond that date and all rights in relation to such leases, continued to be recognised and protected under Hong Kong law. Under Article 123, leases without a right of renewal and which expire after 30 June 1997 will be dealt with in accordance with laws and policies independently formulated by Hong Kong. In connection with these provisions, the Government announced that non-renewable leases will, upon expiry and at the Government's sole discretion, be extended for a term of 50 years without payment of any additional premium subject, however, to payment of an annual Government rent equal to 3 per cent. per annum of the rateable value of the property.

Prior to 30 June 1997, the amount of land released by the Government to third parties was limited to 50 hectares (approximately 5,382,000 sq.m.) per year. After 1 July 1997, the Government removed such limit and adopted additional policies to increase the supply of land and housing available in Hong Kong. After the significant deterioration of the property market in 1997 and early 1998, the Government announced on 22 June 1998 that it would cease to release new land until 31 March 1999. In April 1999, the Government resumed the release of new land and it is expected that the Government will continue to release new land selectively for development in Hong Kong. The Government has commenced various projects involving the reclamation of land from the harbour of Hong Kong which, if released for development, would permit the addition of considerable space to the office, commercial and residential market.

Hong Kong consists primarily of Hong Kong Island, Kowloon Peninsula and the New Territories, and has a total land area of approximately 414 square miles. Property in Hong Kong is almost entirely held under long-term leases granted by the Government in return for substantial capital payments paid by the purchaser of the lease. The person who holds a piece of land under a long-term lease from the Government is usually referred to as the owner of the relevant property. Such leases are called Government leases and are for a fixed term of years at a premium with a nominal annual rent or, in the case of certain Government leases which were due to expire before 1 July 1997 but which have been extended to 2047, at a rent equal to 3 per cent. per annum of the rateable value of the property as from 1 July 1997. Prior to the Joint Declaration in 1984, Government leases were generally granted for 75, 99 or 999 year terms. Subsequent to 1 July 1997, the Government has typically entered into leases with a duration of 50 years.

Most property available for leasing in the Hong Kong market is normally leased to tenants under agreements with terms of two to three years, or with rights to renew for terms of a similar duration with reviewed rents.

Office space in Hong Kong is diversely located in a number of major business districts including Central, Admiralty, Wanchai, Causeway Bay, Quarry Bay and Tsim Sha Tsui. There are a number of other areas which also have some office properties such as Mongkok, Tsuen Wan and Kwai Chung.

Retail space is diversely located throughout Hong Kong. Luxury retail and mass retail premises can be found throughout the major population centres of Hong Kong Island, Kowloon and the New Territories. There are particularly high concentrations of retail space in the traditional shopping areas of Central, Causeway Bay, Tsim Sha Tsui and Mongkok.

Rents and capital values are affected by the supply of new space, market demand for take-up of available space and the resultant vacancy rates. Hong Kong's status as a financial centre and as a business gateway into the PRC, coupled with the PRC's accession to the World Trade Organisation ("WTO"), are expected to contribute to the increasing demand for office space in Hong Kong. Businesses conducting activities in the PRC or between the PRC and other countries may establish offices in Hong Kong.

The Hong Kong property market has been subject to more cyclical changes than most other property markets in terms of the length of the cycle as well as the size of the price movements. Residential prices remain soft at present, though a modest rebound occurred between October 1998 and June 1999. Capital values of luxury residential property declined by 6.0 per cent. during 2001 with luxury residential rentals declining during the same period by 3.5 per cent.[(1)]. As a result of economic downturn and corporate restructuring, particularly in the financial sector, office rentals in Hong Kong fell by 25.4 per cent. during 2001[(1)], after a strong rebound during 2000. Capital values of office space showed similar patterns of decline but of a smaller magnitude than rentals, falling by 8.5 per cent.[(1)]. Consumer spending continued to be restrained by the worsening economic and employment conditions during 2001. As a result, the retail leasing market has been relatively slow with rents down 2.3 per cent. during that year[(1)]. Retail capital values have also declined 4.3 per cent. over the same period[(1)].

Many factors are said to have triggered the property downturn in Hong Kong, including the dampened rate of economic growth regionally (exacerbated by the tragedy of 11 September 2001), and the Government's long term housing policy. Nevertheless, senior Government officials, including the Chief Executive, have repeatedly placed emphasis on the importance of market stability. In recent years, the Government's policy on housing has become more positive in the private residential market. In September 2001, the Government introduced further measures to stabilize the market. These included: (i) a further reduction in the sales of Home Ownership Scheme/Private Sector Participation Scheme ("HOS/PSPS") flats from about 20,000 units a year to not more than 9,000 units up to fiscal year 2005/06; (ii) taking back the undeveloped sites originally earmarked for HOS/PSPS developments; (iii) an increase of quota for subsidized housing loans to eligible families; and (iv) switching some HOS/PSPS flats into rental public housing units.

The Government continues to work towards its objective of raising the home ownership ratio in Hong Kong. Positive Government housing policies, together with a rise in the level of affordability for home-buyers, anticipated improvements in the global economy later this year and low mortgage interest rates may assist in supporting the property market in Hong Kong.

Note:

(1) Source: Hong Kong Property Index, The Market as at January 2002, Jones Lang LaSalle.

THE ISSUER

Formation

The Issuer is a wholly-owned subsidiary of the Company and was incorporated as an International Business Company under the laws of the British Virgin Islands (company number: 482766) on 8 February 2002 with the name Top Invest Finance Limited. It changed its name to HLP International Treasury Limited on 8 March 2002. The Issuer's register of members is kept in the British Virgin Islands and its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Business Activity

According to item 4 "General Objects and Powers" of the Memorandum of Association of the Issuer, the objects for which the Issuer is established are to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands including but not limited to ,*inter alia*, (a) to enter into, carry on and participate in financial transactions and operations of all kinds; and (b) to borrow or raise money in such manner as the Issuer shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Issuer may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and if the Issuer thinks fit charged upon all or any of the Issuer's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Issuer or any other company, and collaterally or further to secure any obligations of the Issuer by a trust deed or other assurance.

The Issuer has not engaged, since its incorporation, in any material activities other than those incidental to its registration, to the proposed issue of the Bonds and the authorisation of documents and agreements referred to herein to which it is or will be a party. The Issuer will not, as long as the Bonds are outstanding, engage in any business activity other than in connection with the Bonds or the onlending of proceeds from the issue of the Bonds to the Group.

Directors and Officers

The directors of the Issuer are Mr. Ronnie Chichung Chan, Mr. Nelson Wai Leung Yuen, Mr. Wilfred Sai Leung Ho and Mr. Terry Sze Yuen Ng. None of the directors of the Issuer holds any shares or options to acquire shares of the Issuer.

The Issuer does not have any employees and has no subsidiaries.

DESCRIPTION OF THE GROUP

Introduction

Hang Lung Properties Limited (formerly Amoy Properties Limited, the "Company") is a company incorporated in Hong Kong (company number: 2970) and is one of the largest property development and investment companies in Hong Kong. As at 22 March 2002, the market capitalisation of the Company was approximately HK$21,670 million. The Company is an approximately 60.2 per cent. owned subsidiary and the property flagship of Hang Lung Group Limited (formerly Hang Lung Development Company, Limited) ("Hang Lung"). The Company and Hang Lung's shares are both currently constituent stocks of the Hang Seng Index.

The Group is engaged in the holding of and investment in rental properties and the development and sale of commercial and residential properties primarily in Hong Kong and the PRC. Rental income and property sales have been, and are expected to continue to be, the most significant source of the Group's income. As at 31 December 2001, the Group's land bank (including properties held for sale, properties under development, completed investment properties and undeveloped sites) had a total gross floor area of approximately 1.1 million sq.m., principally located in Hong Kong but also in the PRC. The major investment properties in Hong Kong in which the Group has an interest are located along major transportation routes in Mongkok, Tsim Sha Tsui, Central, Causeway Bay and Quarry Bay. In addition, the Group is developing a new group of properties in Kowloon residential areas such as Ho Man Tin and three sites on the West Kowloon Reclamation, being the Airport Railway Kowloon Station Package Four Development, Hing Wah Street West and Hoi Fai Road. The prime investment properties in the PRC in which the Group currently has an interest are in Shanghai, namely, The Grand Gateway in Xujiahui and Plaza 66 in Nan Jing Xi Lu.

History

The Company was incorporated in Hong Kong on 19 December 1949 under the name of "The Amoy Canning Corporation (Hong Kong) Limited" ("Amoy Canning"). Its shares became listed on the Hong Kong Stock Exchange in 1954. In 1980, Hang Lung acquired Amoy Canning from Sime Darby Group. In 1987, Amoy Canning changed its name to "Amoy Properties Limited" ("Amoy Properties") and acquired most of Hang Lung's investment properties and transferred, inter alia, their vacant site in Tsuen Wan to Hang Lung. From 1989 onwards, the Group expanded its investment properties portfolio to include a series of prime sites such as the sites now known as Block 2 of Garden Terrace in Mid-levels, Fashion Island/Fashion Walk in Causeway Bay, a site at the Peak now known as The Peak Galleria, the Grand Centre in Tsim Sha Tsui, the Laguna Plaza in Kwun Tong, Standard Chartered Bank Building in Central and The Summit on Stubbs Road.

After the Group's success in securing the Airport Railway Kowloon Station Package Four Development project in March 1999, and pursuant to Hang Lung's plans to reorganise its overall business structure, the Group expanded its responsibilities to encompass all future property-related business for the Hang Lung group and changed its name to "Hang Lung Properties Limited" on 27 December 2001.

According to item 3, the object clause, of the Memorandum of Association of the Company, the objects for which the Company is established are, *inter alia*, (a) to act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company; and (b) to guarantee or give indemnities or provide security and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods or in any other manner, the performance of any obligations or commitments of and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

Strategy

The Group's strategy is to continue its focus on property investment and property development (both for sale and investment), principally in Hong Kong. Key elements of the Group's overall strategy include:

Maintaining a quality land bank

One of the key success factors of the Group has been the continuing ability of the Group in acquiring sites at competitive prices at the opportune time thereby securing a reasonable return on the properties developed and sold or retained for rental purposes. The various parcels constituting the properties sold in recent years (principally the residential units of Garden Terrace) were purchased when Hong Kong property values were substantially lower than current property values. Property prices in Hong Kong have experienced substantial fluctuation in the past years and the cost of land is the single most important component of development cost. The Company will continue to review appropriate opportunities to replenish its land bank by investing in new development sites as and when such sites become available. In its acquisition of new development sites, the Group prefers to select those located along major transportation routes which are convenient, easily accessible and hence particularly popular among home buyers.

Keeping the portfolio competitive

The Group maintains and improves the quality of its properties by investing in refurbishments and adds value to its investment portfolio by, among other things, incorporating more advanced technology and upgrading technical facilities in its properties. The Group also believes that by improving the commercial tenant mix and traffic flow in its portfolio, the value of such properties will be enhanced.

The Group also manages its investment properties in order to ensure a good quality of services to its tenants and to maintain its reputation as a landlord of quality properties (See "Description of the Group — Property Management").

Focusing on the development of quality property units and the provision of premium customer service

The Group's strategy is to focus its development activities primarily on quality property units located in prime areas in Hong Kong. The Group will continue to focus on the development of mid to high end residential and commercial properties in populated areas.

The Group will also seek to maintain high standards in the properties that it develops in terms of design, quality of materials and finish in order to maintain its reputation as a developer of quality properties.

Investing in the PRC

Although the Group's current business focus remains in Hong Kong, the Group recognises the PRC as a market with vast growth potential. The Group currently has an interest in two prime investment properties in Shanghai, namely, The Grand Gateway and Plaza 66. The Group will continue to review opportunities to acquire quality sites in the PRC. In investing in the PRC, the Group is generally not interested in minority interests and will seek to acquire a controlling interest in properties or projects.

Business

The Group's principal activities are property investment and property development. As the Group only commenced its property development activities in 1999, many of its property projects are still under development. The Group's property sales turnover and profit generated from sale of investment properties in each of the three years ended 30 June 2001 is shown in the following tables:—

Breakdown of the turnover of the Group by business activity

	Year ended 30 June (audited)					
	1999		*2000*		*2001*	
	HK$ million	%	*HK$ million*	%	*HK$ million*	%
Property leasing	2,229.5	80	1,833.2	82	1,760.8	64
Property sales	15.9	1	12.4	1	762.4	28
Interest income	519.6	19	375.7	17	225.2	8
Total	2,765.0	100	2,221.3	100	2,748.4	100

Breakdown of profit before taxation of the Group by business activity

	Year ended 30 June (audited)					
	1999		*2000*		*2001*	
	HK$ million	%	*HK$ million*	%	*HK$ million*	%
Property leasing	1,689.8	81	1,488.2	103	1,500.3	88
Property sales	154.9	7	8.1	1	320.2	19
Net interest income/(expenses)	253.0	12	31.7	2	(31.1)	(2)
	2,097.7	100	1,528.0	106	1,789.4	105
Less: Administrative expenses[(3)]	—	—	(90.6)	(6)	(86.3)	(5)
Total	2,097.7	100	1,437.4	100	1,703.1	100

Notes:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest HK$100,000 or whole percentage.

(2) Profit before taxation includes share of profits from jointly controlled entities which, for the 2001 financial year, was HK$51.5 million; 2000 financial year, HK$39.3 million; 1999 financial year, HK$27.0 million.

(3) Profit before taxation by activity is presented before deduction of administrative expenses from the year ended 30 June 2000 onwards.

As at 31 December 2001, the total land bank held by the Group, including properties under development, completed investment properties and undeveloped sites comprised approximately 1.1 million sq.m.. The following table shows the breakdown of the Group's land bank by use and geographical area as at 31 December 2001:—

	Commercial	*Office*	*Industrial/ Office*	*Residential*	*Total Area*	*Percentage*
	(Gross Floor Area attributable to the Group in '000 sq.m.)					
Hong Kong Island	117.5	116.6	—	38.3	272.4	26
Kowloon	136.7	71.6	35.0	328.4	571.7	54
PRC	86.4	127.4	—	—	213.8	20
Total	340.6	315.6	35.0	366.7	1,057.9	100

Notes:

(1) In the case of properties held for development, references to "gross floor area" are to the maximum gross floor area permitted to be built on the site. In the case of completed properties, references to "gross floor area" are to the gross floor area actually built.

(2) The figures shown have been rounded up or down, as the case may be, to the nearest 100 sq.m. or whole percentage.

The following table shows the breakdown of the Group's land bank by use and status of the relevant site or property as at 31 December 2001:—

	Commercial	*Office*	*Industrial/ Office*	*Residential*	*Total Area*	*Percentage*
	(Gross Floor Area attributable to the Group in '000 sq.m.)					
Development for investment	—	56.3	—	15.2	71.5	7
Development for sale	41.4	—	—	328.4	369.8	35
Completed investment properties	299.2	259.3	35.0	23.1	616.6	58
Total	340.6	315.6	35.0	366.7	1,057.9	100

Note:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest 100 sq.m. or whole percentage.

The Group divides its property activities into two types: investment (for holding to generate rental income and capital appreciation) and development (for subsequent sale to realise development profit or to hold for investment purposes).

Property Investment

Investment Properties Portfolio

The Group has approximately 600,000 square metres of completed rental properties held for long term investment with a mix of uses, including commercial, office, industrial/office, residential and car parking space. As at 31 December 2001, completed investment properties comprised approximately 58 per cent. by gross floor area of the Group's land bank.

The following table shows the aggregate amount of gross rental income and the percentage of the total gross rental income of the Group (including its attributable share of the rental income of jointly controlled entities) derived from the various different properties by category of use for the three years ended 30 June 2001 and the six months ended 31 December 2000 and 2001:—

	Year ended 30 June (audited)						*Six months ended 31 December (unaudited)*			
	1999		*2000*		*2001*		*2000*		*2001*	
	HK$ million	*%*	*HK$ million*	*%*	*HK$ million*	*%*	*HK$ million*	*%*	*HK$ million*	*%*
Commercial	1,255.0	56	1,094.2	58	1,103.5	60	544.9	60	557.3	58
Office	647.2	29	512.2	27	482.0	26	226.0	25	292.4	30
Industrial/Office	41.0	2	28.9	1	27.1	2	13.4	2	12.1	1
Residential	129.2	6	117.8	6	90.4	5	48.2	5	37.3	4
Car Park	161.8	7	142.3	8	135.9	7	69.9	8	64.9	7
Total	2,234.2	100	1,895.4	100	1,838.9	100	902.4	100	964.0	100

Note:

(1) The figures shown here have been rounded up or down, as the case may be, to the nearest HK$100,000 or whole percentage.

The following table shows the aggregate gross floor space in respect of the completed properties in the Group's investment portfolio (including the attributable interest in jointly controlled entities) by category of use as at 30 June 1999, 2000, 2001 and as at 31 December 2000 and 2001:—

	As at 30 June			*As at 31 December*	
	1999	*2000*	*2001*	*2000*	*2001*
	('000 sq.m.)	*('000 sq.m.)*	*('000 sq.m.)*	*('000 sq.m.)*	*('000 sq.m.)*
Commercial	212.8	259.7	299.2	259.7	299.2
Office	175.0	188.4	259.4	188.4	259.3
Industrial/Office	48.9	35.0	35.0	35.0	35.0
Residential	36.7	36.7	26.7	27.0	23.1
Total	473.4	519.8	620.3	510.1	616.6
Car Park (number of carparking spaces)	4,686	5,849	6,261	5,777	6,233

Note:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest 100 sq.m.

In accordance with Hong Kong accounting standards, the Group values its investment properties annually in its balance sheet at their open market value on the basis of an external professional valuation. Any change in the valuation on a portfolio basis is charged or credited, as the case may be, to the investment property revaluation reserve. If this reserve becomes negative, the resulting deficit is charged to the consolidated income statement. A major or extended decline in property values could therefore result in an accounting loss for the Group.

The following map shows the location of certain of the Group's investment properties in Hong Kong:—


Industrial/Office
Commercial
Office
Residential
Carpark

The following table shows the Group's major investment properties at 28 February 2002:—

Location	Lease Expiry	*Gross Floor Area (sq.m.)* Commercial	Office and Industrial/ Office	Residential	No. of Carparking Spaces
HONG KONG					
Central and Admiralty					
Printing House, 6 Duddell Street, IL339	2848	1,709	5,980	—	—
Chekiang First Bank Centre, 1 Duddell Street, IL7310	2848	—	9,007	—	—
Baskerville House, 22 Ice House Street, IL644	2880	1,473	3,379	—	—
Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Sections A&B of ML103	2854	4,814**	23,730**	—	16
Queensway Plaza, 93 Queensway	2012	6,923	—	—	—
Causeway Bay and Wanchai					
Hang Lung Centre, 2-20 Paterson Street, IL524 & IL749	2864	8,613	22,161	—	126
Causeway Bay Properties (Fashion Island/ Fashion Walk), Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML231, ML52, IL469 & IL470	2842, 2864 & 2868	31,072	—	7,935	—
Park Towers, 1 King's Road, IL8560	2060*	1,101	—	—	250
Shui On Centre, 6-8 Harbour Road, IL8633	2060*	—	16,722	—	42
Kornhill and Quarry Bay					
Kornhill Plaza, 1-2 Kornhill Road, IL8566	2059*	53,080	10,577	—	1,069
Stanhope House, 734 King's Road, IL3507	2007*	1,051	26,720	—	70

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Office and Industrial/ Office	Residential	No. of Carparking Spaces
The Peak and Mid-Levels					
The Peak Galleria, 118 Peak Road, RBL3	2047	12,500	—	—	493
Block 2, Nos. 2&3 Garden Terrace, Old Peak Road, IL896 & IL2850	2003* & 2886	—	—	4,747	50
The Summit 41C, Stubbs Road IL 8870	2047	—	—	15,225	54
Hong Kong South					
Burnside Estate, 9 South Bay Road, RBL994	2072	—	—	9,212	89
Mongkok					
Argyle Centre, Phase I, 688 Nathan Road, KIL1262	2060	50	2,355	—	—
Grand Tower Arcade, 627-641A Nathan Road, KIL10246	2060	13,041	—	—	—
Ritz Building, 625 Nathan Road, KIL10234	2060	1,629	8,614	—	—
Hang Tung Building, 1112-1120 Canton Road, KIL9708	2045*	—	—	—	955
Park-In Commercial Centre, 56 Dundas Street, KIL9590	2044*	6,297	29,966	—	478
Hollywood Plaza, 610 Nathan Road, KIL11024 (Group's interest 33.3 per cent. thereof)	2047	9,136	17,974	—	—
Tsim Sha Tsui					
Grand Centre, 8 Humphreys Avenue, KIL7725 & KIL8026	2038	3,688	7,198	—	—
Hanford House, 221B-E Nathan Road, KIL10619 & KIL8132	2037	2,443	3,892	—	—

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Office and Industrial/ Office	Residential	No. of Carparking Spaces
Ngau Tau Kok and Kwun Tong					
Amoy Plaza, 77 Ngau Tau Kok Road, NKIL53, NKIL1482, NKIL2660 & NKIL3947	2047	44,951	—	—	620
Amoycan Industrial Centre, 7 Ngau Tau Kok Road, NKIL1744	2047	—	6,547	—	—
Laguna Plaza, Cha Kwo Ling Road, NKIL6055	2047	15,619	—	—	165
Cheung Sha Wan and Kwai Chung					
Park Building, 476 Castle Peak Road, NKIL1761	2047	—	13,522	—	—
Laichikok Bay Garden, Lai King Hill Road, Lot 3336 of SD4	2047	4,512	—	—	172
Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD445	2047	—	28,512	—	27
SHANGHAI					
The Grand Gateway, 1 Hong Qiao Lu, Xujiahui, Xuhui District (Group's interest 47.25 per cent. thereof)	2043	99,200	—	—	1,100
Plaza 66, 1266 Nan Jing Xi Lu, Jing An District (Group's interest 79 per cent. thereof)	2044	50,100	90,000	—	486

Notes:

* With an option to renew for a further term of 75 years

** The Group is now entitled to rental on 22,101 sq.m. of office area. The rights to rental entitlement in the remaining area will revert to the Group in 2012.

Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Hong Kong. The government lease to this building in Central will expire in 2854. This building, at which the head office of the Company is located, is situated at one of the busiest districts in Hong Kong. It has a gross floor area of 23,730 sq.m. for office use and 4,814 sq.m. for commercial purposes. In addition, there are 16 car parking spaces.

Queensway Plaza, 93 Queensway, Hong Kong. This building has a gross floor area of 6,923 sq.m. for commercial purposes, for which refurbishment work has recently been completed. The government lease of the Queensway Plaza will expire in 2012.

Hang Lung Centre, 2-20 Paterson Street, Hong Kong. This property is a mixed purpose property. It has a gross floor area of 22,161 sq.m. for office use and a gross floor area of 8,613 sq.m. for commercial purposes. It also has 126 car parking spaces. The government lease of this property will expire in 2864.

Causeway Bay Properties (Fashion Island/Fashion Walk) — Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, Hong Kong. The Group owns properties which are spreaded in the Causeway Bay area on Hong Kong Island. The expiry of the government leases of these properties will be in 2842, 2864 and 2868. The total gross floor area of these properties is 39,007 sq.m., comprising a gross floor area of 7,935 sq.m. for residential use and a gross floor area of 31,072 sq.m. for commercial purposes.

Shui On Centre, 6-8 Harbour Road, Hong Kong. The Group owns 15th to 28th floors of the Shui On Centre, which comprise 16,722 sq.m. gross floor area for office use and 42 car parking spaces. The government lease of this property will expire in 2060, but the Group has an option to renew such lease for a further term of 75 years.

Kornhill Plaza, 1-2 Kornhill Road, Hong Kong. This property comprises two buildings linked by footbridges and consists of a gross floor area of approximately 53,080 sq.m. for commercial use and a gross floor area of approximately 10,577 sq.m. for office use. It also has 1,069 car parking spaces. The government lease of this property will expire in 2059, but the Group has an option to renew such lease for a further term of 75 years.

The Peak Galleria, 118 Peak Road, Hong Kong. This property is a shopping centre situated in the tourist landmark of the Peak. It has a gross floor area of 12,500 sq.m. for commercial use and 493 car parking spaces. The government lease of this property will expire in 2047.

Block 2, Nos 2 & 3 Garden Terrace, Old Peak Road, Hong Kong. As at 12 March 2002, the Group has 17 residential units with a gross floor area of 4,747 sq.m. and 50 car parking spaces. The government leases in respect of this property will expire in 2003 and 2886. The government lease expiring in 2003 will be renewed for a further term of 75 years extending such lease to 2078.

The Summit, 41C Stubbs Road, Hong Kong. The site of this luxurious residential project occupies an area of 3,045 sq.m. and the total gross floor area of the completed building is 15,225 sq.m.. The construction of the building was completed in January 2002. The government lease of this building will expire in 2047.

Park-In Commercial Centre, 56 Dundas Street, Kowloon. This property is a mixed purpose property with a gross floor area of 29,966 sq.m. for office use, 6,297 sq.m. for commercial purposes and 478 car parking spaces. The government lease of this building will expire in 2044, but the Group has an option to renew such lease for a further term of 75 years.

Hollywood Plaza, 610 Nathan Road, Kowloon. The Group has a 33.3 per cent. interest in this property, the government lease of which will expire in 2047. It is a mixed purpose property with a gross floor area of 17,974 sq.m. for office use and 9,136 sq.m. for commercial purposes.

Amoy Plaza, 77 Ngau Tau Kok Road, Kowloon. This property is a shopping centre in the podiums of the commercial/residential development at Amoy Garden, connected by footbridges, and has a gross floor area of approximately 44,951 sq.m. for commercial use. It also has 620 car parking spaces. The government lease of this property will expire in 2047.

The Group also owns and operates a number of car parks. The car parks in which the Group has full or partial ownership interests have over 6,000 spaces for vehicles.

Occupancy Rates

Changes in the occupancy rates of the Group's properties will affect its rental income. The table below sets forth historical information relating to the occupancy rates for the Group's investment properties portfolio in Hong Kong as at the dates indicated.

Occupancy Rates

	As at 30 June			*As at 31 December*	
	1999	*2000*	*2001*	*2000*	*2001*
			(per cent.)		
Commercial	88	97	97	96	96
Office	90	92	93	89	91
Industrial/Office	74	74	68	76	67
Residential	87	86	83	89	87

The Group seeks to maintain high occupancy rates and was able to maintain a relatively high occupancy rate for its investment property portfolio during the general economic downturn in Hong Kong in 1999. The Group believes that the outlook for 2002 will depend on the Hong Kong government's policy in connection with real property. See "Hong Kong and the Property Market in Hong Kong — The Property Market in Hong Kong".

Rents

The Group's rents are generally quoted in square foot per lettable area. In most cases, the rents quoted by the Group exclude property management charges and rates payable by its tenants. Since the late 1990s, there has been downward pressure on the Group's rents due to the general economic downturn in Asia. See "Hong Kong and the Property Market in Hong Kong — The Property Market in Hong Kong".

As at 30 June 2001, 42 per cent. of the Group's total gross floor area in its investment properties portfolio was for office use, 48 per cent. of its total gross floor area in its investment properties portfolio was for commercial use, 4 per cent. of its total gross floor area in its investment properties portfolio was for residential use, and 6 per cent. for industrial/office use, generating 28 per cent., 65 per cent., 5 per cent. and 2 per cent., respectively, of the Group's total rental revenue from investment properties (excluding car parking spaces).

Commercial Tenants

As at 30 June 2001, the Group's top five commercial tenants accounted for 17 per cent. of the total lettable commercial area in its investment properties portfolio, and for 15 per cent. of the commercial rental income from its investment properties portfolio. As at 30 June 2001, no single tenant accounted for more than 10 per cent. of total lettable commercial area in the Group's investment properties portfolio. As at 30 June 2001, the lease term of the Group's top five commercial tenants ranged from 2 to 12 years.

Office Tenants

As at 30 June 2001, the Group's top five office tenants accounted for 6 per cent. of the total lettable office area in its office portfolio, and 17 per cent. of rental income from its office portfolio. As at 30 June 2001, no single tenant accounted for more than 3 per cent. of total lettable office area in its office portfolio, and no single tenant accounted for more than 10 per cent. of office rental income from its office portfolio. As at 30 June 2001, the lease term of the Group's top five office tenants ranged from 3 to 19 years.

As at 30 June 2001, members of the Hang Lung group accounted for 1 per cent. of the total lettable office area in the Group's office portfolio, and 3 per cent. of the rental income from the Group's office portfolio. See "— Related Party Transactions".

Industrial/Office Tenants

As at 30 June 2001, the Group's top five industrial/office tenants accounted for 17 per cent. of the total lettable industrial/office area in its investment properties portfolio, and for 20 per cent. of the industrial/office rental income from its investment properties portfolio. As at 30 June 2001, no single tenant accounted for more than 7 per cent. of total lettable industrial/office area in the Group's investment properties portfolio. As at 30 June 2001, the lease term of the Group's top five industrial/office tenants ranged from 1 to 2 years.

Residential Tenants

As at 30 June 2001, the Group's top five residential tenants accounted for 10 per cent. of the total lettable residential area in its investment properties portfolio, and for 11 per cent. of the residential rental income from its investment properties portfolio. As at 30 June 2001, no single tenant accounted for more than 3 per cent. of total lettable residential area in the Group's investment properties portfolio. As at 30 June 2001, the lease term of the Group's top five residential tenants was 2 years.

Leases

In Hong Kong, office and commercial leases are typically entered into for two to five year terms with some having the options to renew, and lease terms are generally longer for food and beverage tenants. In connection with longer term leases, the tenancy agreements usually contain rent review clauses or rent adjustment provisions. As a result, the Group usually has on average one-third of its tenancy agreements up for renewal each year and this has helped the Group to avoid the bunching of rent renewal dates and to reduce its exposure to market conditions (since the renewal of lease terms is subject to prevailing market conditions).

The following table sets out the level of contracted rental income as at 30 June 2001 for the Group's investment properties portfolio for the periods indicated:

Contracted Rental Income

	For the years ending 30 June	
	2002	*2003 to 2006*
	(in HK$ million)	
Contracted rental income[1]	1,526.8	1,841.7

Note:

(1) The figures represent rental income receivable under fixed term leases, excluding (i) rental income which is calculated as a percentage of a tenant's turnover and (ii) rental income from leases with a potential rent adjustment in the relevant year.

Properties in the PRC

In the PRC, the Group has successfully completed two development projects which are both located in Shanghai:

The Grand Gateway, Xujiahui

This property, in which the Group has a 47.25 per cent. interest in the commercial complex, is situated in a prime location above Shanghai's largest subway station, Xujiahui Station in the Southwest Commercial Centre. This property comprises a 99,200 sq.m. commercial complex (which is the largest modern shopping mall in Shanghai). By the end of December 2001, The Grand Gateway was fully leased.

Plaza 66, Nan Jing Xi Lu

This property, in which the Group has a 79 per cent. interest, is located at 1266, Nan Jing Xi Lu in Shanghai. This property comprises of a 50,100 sq.m. shopping mall, a 66-storey office tower with a gross floor area of 90,000 sq.m. The Plaza 66 mall is nearly fully leased and major tenants include high-end luxury retailers such as Chanel, Cartier and Louis Vuitton. The office tower is fully leased and is occupied by major multinational companies.

Property Development

As at 28 February 2002, the Group's portfolio of development properties in Hong Kong consisted of four projects with a total development potential of approximately 370,000 sq.m. in terms of gross floor area attributable to the Group.

Almost all of the Group's building projects are conducted by itself as the sole developer although there are also joint ventures with other companies or the government in which the Group participates as a partner with controlling interest. The Group's development projects are predominantly residential in nature. As at 28 February 2002, residential properties under development accounted for approximately 89 per cent. of the Group's total development projects in terms of gross floor area while commercial projects represented the balance.

Save for the design and construction of projects, which are contracted out to third parties, the Group oversees and largely performs all aspects of its development operations, including the selection and purchase of sites, the preparation of feasibility studies, as well as the marketing and leasing of completed properties.

The typical development cycle for the Group's projects from acquisition of site and preparation of architectural plans until expected completion date is approximately 3 to 5 years. To reduce market risks and subject to market conditions and applicable law, the Group's general practice is to pre-sell its developments before completion and the granting of occupation permits by government authorities. Recognition of profits from such sales commences when the sale and purchase agreement is signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of payment for the properties pre-sold with due allowance for contingencies.

The Group believes that its current holdings of land in Hong Kong are sufficient for its development needs during the next three years. The Group's strategy with respect to replenishing its land bank is to acquire land at reasonably low cost to achieve a reasonable profit margin.

Set forth below is a table of the significant development properties of the Group in Hong Kong as of 28 February 2002:—

Location	*Site Area*	*Main Usage*	*Total Gross Floor Area*	*Group's Attributable Interest*	*Investment amount*	*Method of financing*
	(sq.m.)		*(sq.m.)*	*(%)*	*(HK$ million)*	
KIL 11122, Hau Man Street, Ho Man Tin	1,420	R C	10,654 2,131	100	251	Bank borrowing
NKIL 6338, Hing Wah Street West, West Kowloon Reclamation	14,900	R C	96,850* 22,350	85	850	Bank borrowing
KIL11080, Airport Railway Kowloon Station Package Four Development	13,386	R	128,845	100	2,648	Internal resources
KIL 11152, Hoi Fai Road, West Kowloon Reclamation	20,200	R C	131,300 20,200	100	2,580	Bank borrowing

Notes:

* 30 per cent. of total gross floor area will be allocated to Home Ownership Scheme.

C: Commercial

R: Residential

(1) Superstructure is being constructed in respect of each of the development property.

Airport Railway Kowloon Station Package Four Development. The development right of this residential project is wholly owned by the Group. The site area is 13,386 sq.m. and the anticipated gross floor area of the completed building will be 128,845 sq.m.. Superstructure is being constructed and building progress is on schedule. The expected completion date for this complex is in the fourth quarter of 2003. Pre-sale of this project is expected to commence in late 2002 or early 2003.

Hing Wah Street West — West Kowloon Reclamation. Foundations are being completed at the Hing Wah Street West property, which is part of the West Kowloon Reclamation Project. The Group holds 85 per cent. interest in this development, the site area of which is 14,900 sq.m.. The total gross floor area of the completed building will be 119,200 sq.m., with 96,850 sq.m. for residential purposes and 22,350 sq.m. for commercial purposes (this includes units accounting for 30 per cent. of the total residential floor area which are allocated to the Home Ownership Scheme). The expected completion date is in the third quarter of 2003. Pre-sale of this project is expected to commence in the second half of 2002.

Hoi Fai Road — West Kowloon Reclamation. Foundations are being completed at this 20,200 sq.m. site. Eight blocks of 43-storey residential towers are planned to be built over a 3-storey podium housing offices and car parking spaces. The total gross floor area will be 131,300 sq.m. and 20,200 sq.m. for residential and commercial purposes respectively. This project is wholly-owned by the Group and is expected to be completed in the second quarter of 2004. Pre-sale of this project is expected to commence in the first half of 2003.

Hau Man Street in Ho Man Tin. Foundations are being completed at this 1,420 sq.m. site. The property that is being built will have 10,654 sq.m. and 2,131 sq.m. for residential and commercial purposes respectively. The expected completion date is in March 2003. Pre-sale of this project is expected to commence in the third quarter of 2002.

Site Acquisition

The Group replenishes its land bank principally through acquisitions at government public land auctions and via government sealed bid tenders. The Group also acquires sites and existing buildings from private owners. As at 31 December 2001, approximately 33 per cent. of the Group's total Hong

Kong land bank had been acquired from the Hong Kong Government (at auction or by tender) and approximately 67 per cent. had been acquired privately. In its acquisition of new development sites, the Group prefers to select those located along major transportation routes which are convenient, easily accessible and hence particularly popular among home buyers.

Since March 1999, the Group has acquired or contracted to acquire title or development rights to 4 properties. See "— Business — Property Development" Upon completion, they are expected to contribute a total gross floor area of approximately 0.4 million sq.m..

Property Management

The Group undertakes property management functions for certain of its investment and development properties. The Group provides property management to commercial, office, industrial and residential space. The properties serviced include properties developed by the Group, both before and after such properties have been sold, and properties held as part of the Group's investment portfolio.

Competition

The Group competes with other property developers in Hong Kong for the acquisition of suitable development sites and available investment properties. The Company believes that the extensive experience built up by its senior management in property investment, development, leasing and management will enable it to compete effectively. Furthermore, the Company believes that its strategy of site acquisition at reasonably low cost, its continuous focus on the development of quality properties and the provision of premium customer service will enable it maintain its reputation as a developer and landlord of quality properties.

Insurance

The Group is covered by insurance policies arranged with reputable insurance agents which cover loss of rental, fire, flood, riot, strike, malicious damage, other material damage to property and development sites, business interruption and public liability.

The Group believes that its properties are covered with adequate insurance provided by reputable independent insurance companies and with commercially reasonable deductibles and limits on coverage. Notwithstanding the Group's insurance coverage, damage to the Group's buildings, facilities, equipment, or other properties as a result of occurrences such as fire, floods, water damage, explosion, power loss, typhoons and other natural disasters could nevertheless have a material adverse effect on the Group's financial condition and results of operations.

Government Regulations

The operations of the Company are subject to various laws and regulations of Hong Kong. The Group's activities conducted on its investment and development properties are limited by zoning ordinances and other regulations enacted by the Government. Developing properties, refurbishment and other re-development projects require Government permits, some of which may take longer to obtain than others. From time to time, the Government may impose new regulations on landlords such as mandatory retrofitting of upgraded safety and fire systems in all buildings. The Group's properties are subject to routine inspections by Government officials with regard to various safety and environmental issues. The Company believes that the Group is in compliance in all material respects with government safety regulations currently in effect. The Group has not experienced significant problems with Government regulations with regard to these issues, and is not aware of any pending Government legislation that might have a material adverse effect on its properties.

Environmental Matters

The Company believes that the Group is in compliance in all material respects with applicable environmental regulations in Hong Kong. The Company is not aware of any environmental proceedings or investigations to which it is or might become a party.

Legal Proceedings

Neither the Group nor any of its joint ventures are involved in any litigation which would have a material adverse effect on the business or financial position of the Group and its joint ventures.

Employees

The Group does not employ any employees in Hong Kong, instead it has an arrangement with the Hang Lung group whereby it utilises the services available within the Hang Lung group on a cost reimbursement basis. As at 30 June 2001, 749 personnel were engaged in the Group's operations. In addition, 366 people were employed by the Group in Shanghai.

The following table sets out the total number of people engaged in the operation of the Group as at 30 June 1999, 2000 and 2001:

	1999	*2000*	*2001*
Hong Kong			
Property[1]	135	213	143
Building Management[1]	591	594	606
	726	807	749
PRC	—	—	366
Total	726	807	1,115

Note:

(1) Employed by a subsidiary within the Hang Lung group.

None of the Group's employees are members of a trade union and the Group has not experienced any strikes or disruptions due to labour disputes. The Company considers its relations with its employees to be good.

Principal Shareholders

The following table shows the principal Shareholders of the Company as at 31 December 2001:

	Number of Shares Held
Cole Limited	1,765,931,170[1]
Hang Lung Group Limited	1,740,636,570[2]
Prosperland Housing Limited	1,267,523,511[3]
Purotat Limited	352,074,500[3]

Notes:

(1) Cole Limited was deemed to be interested in 1,740,636,570 Shares held by the Hang Lung group, which number of ordinary shares were included in the above-mentioned number of 1,765,931,170.

(2) Hang Lung was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,523,511 Shares held by Prosperland Housing Limited, 352,074,500 Shares held by Purotat Limited, and 121,038,559 Shares held by other subsidiaries.

(3) The 1,267,523,511 Shares held by Prosperland Housing Limited and the 352,074,500 Shares held by Purotat Limited were included in the above-mentioned number of 1,740,636,570 Shares held by Hang Lung.

(4) There has been no material change in principal shareholders or their respective shareholding since 31 December 2001.

Principal Subsidiaries

Details of the Company's principal subsidiaries and joint ventures, and its effective equity interest in each, as at 30 June 2001 are set out below:

Company	*Issued Share Capital* (HK$)	*% Held by the Group*	*% Held by the Company*	*Activity*	*Place of Incorporation and Operations*
Amoy International Treasury Limited[(1)]	8	100	100	Financial services	British Virgin Islands
Antonis Limited	10,000	100	100	Property leasing	Hong Kong
AP City Limited	2	100	—	Property leasing	Hong Kong
AP Joy Limited	2	100	—	Property development	Hong Kong
AP Properties Limited	20	85	—	Property development	Hong Kong
AP Success Limited	2	100	—	Property leasing	Hong Kong
AP Universal Limited	2	100	—	Property leasing	Hong Kong
AP Win Limited	1,000,000	100	—	Property leasing	Hong Kong
AP World Limited	2	100	100	Property development	Hong Kong
APW Finance Limited	2	100	100	Financial services	Hong Kong
Bonna Estates Company Limited	1,000,000	100	100	Property leasing	Hong Kong
Caddo Enterprises, Limited	4,000,000	100	—	Property leasing	Hong Kong
Carmana Limited	2	100	—	Property leasing	Hong Kong
Chi Pan Company, Limited	100,000	100	—	Property management	Hong Kong
Cititop Limited	2	100	—	Property development	Hong Kong
Country Bond Development Limited				Investment holding	Hong Kong
'A' shares	990	79.8	—		
'B' share	1	100	—		
Dokay Limited	2	100	—	Property leasing	Hong Kong
Easegood Enterprises Limited	2	100	—	Investment holding	Hong Kong
Fu Yik Company Limited	3	100	—	Property leasing	Hong Kong
Gala Ruby Limited	2	100	100	Investment holding	Hong Kong
Gowily Limited	2	100	—	Property leasing	Hong Kong
Hang Chui Company Limited	2	100	—	Property leasing	Hong Kong
Hang Fine Company Limited	200	100	—	Property leasing	Hong Kong
Hang Kwok Company Limited	10,000	100	—	Property leasing	Hong Kong
Hang Lick Company Limited	10,000	100	—	Property leasing	Hong Kong
Hang Lung Park-In Limited	2	100	—	Property leasing	Hong Kong
HLP (China) Limited (formerly known as Amoy Properties (China) Limited)	2	100	100	Investment holding	Hong Kong
HLP Treasury Limited (formerly known as Amoy Treasury Limited)	2	100	100	Financial services	Hong Kong
HLP Treasury Services Limited (formerly known as Amoy Treasury Services Limited)	2	100	—	Investment holding	Hong Kong
Lakefield Estates Company Limited	4	100	—	Property leasing	Hong Kong
Lockoo Limited	1,000,002	100	—	Property leasing	Hong Kong
Mansita Limited	2	100	—	Property leasing	Hong Kong

Company	Issued Share Capital	% Held by the Group	% Held by the Company	Activity	Place of Incorporation and Operations
	(HK$)				
Ottringham Limited	20	100	—	Property leasing	Hong Kong
Palex Limited	2	100	—	Property leasing	Hong Kong
Pocaliton Limited	2	100	—	Property leasing	Hong Kong
Rago Star Limited	2	100	—	Property leasing	Hong Kong
Rioloy Limited	2	100	—	Property leasing	Hong Kong
Ronhero Limited	2	100	—	Property leasing	Hong Kong
Stooket Limited	2	100	100	Property leasing	Hong Kong
Wai Luen Investment Company, Limited	100,000	100	—	Property leasing	Hong Kong
Wililoy Limited	2	100	—	Property leasing	Hong Kong
Yangli Limited	2	100	—	Property leasing	Hong Kong
Zarat Limited	2	100	—	Property leasing	Hong Kong

Notes:

(1) The registered office of Amoy International Treasury Limited is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(2) The registered office of all the principal subsidiaries incorporated in Hong Kong is at 26th floor, 4 Des Voeux Road Central, Hong Kong.

Equity Joint Venture in the PRC	Registered Capital	% Held by the Group	% Held by the Company	Activity	Place of Incorporation and Operations
	(US$)				
Shanghai Hang Bond Property Development Co., Ltd.[1]	167,004,736	79	—	Property leasing	PRC

Note:

(1) The registered office of Shanghai Hang Bond Property Development Co., Ltd. is at 1266 Nan Jing Xi Lu, Jing An District, Shanghai, PRC.

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

Jointly Controlled Entities

Details of the Company's jointly controlled entities and its effective equity interest in each as at 30 June 2001, are set out below:

Company	Issued Share Capital	% Held by the Group	% Held by the Company	Activity	Place of Incorporation and Operations
	(HK$)				
Country Link Enterprises Limited	10,000	52.5[3]	—	Investment holding	Hong Kong
Ease Smart Development Limited				Investment holding	Hong Kong
'A' share	1	—	—		
'B' share	1	100	—		
Star Play Development Limited	3	33.3	—	Property leasing	Hong Kong

Equity Joint Venture in The People's Republic of China	*Registered Capital*	*% Held by the Group*	*% Held by the Company*	*Activity*	*Place of Incorporation and Operations*
	(US$)				
Shanghai Kong Hui Property Development Co., Ltd.[(2)] ...	165,000,000	47.3[(3)]	—	Property development and leasing	PRC

Notes:

(1) The registered office of the above Hong Kong incorporated jointly controlled entities is at 26th floor, 4 Des Voeux Road Central, Hong Kong.

(2) The registered office of Shanghai Kong Hui Property Development Co., Ltd. is at 1 Hong Qiao Lu, Xujiahui, Shanghai, PRC.

(3) This represents the Group's attributable interest in the commercial portion of the properties held either directly or indirectly by the jointly controlled entity.

Related Party Transactions

Set forth below is a summary of the material transactions between the Company and other companies in the Hang Lung group for the year ended 30 June 2001:—

(a) Lockoo Limited and Kelvey Limited, both wholly-owned subsidiaries of the Company, purchased from Hang Lung and Rosper Limited, Hang Lung's wholly-owned subsidiary, interests in properties on Blue Pool Road, Happy Valley, Hong Kong (the "Properties"), for a cash consideration determined on the basis of independent valuation of approximately HK$125 million on 23 November 2000 for the development of residential projects. The Properties comprise of three-storeyed residential buildings and cover a total site area of approximately 2,236 sq.m.

(b) During the financial year ended 30 June 2001, Hang Lung (Administration) Limited ("HLAL") continued to lease from Rioloy Limited ("Rioloy"), a wholly-owned subsidiary of the Company, office premises situated at 26/F to 29/F of Standard Chartered Bank Building, Central. During the period from 15 August 2000 to 30 June 2001, HLAL leased from Rioloy office premises situated at 24/F of Standard Chartered Bank Building. HLAL is a wholly-owned subsidiary of Hang Lung and as at 30 June 2001, Hang Lung has approximately 60.2 per cent. interest in the Company. Income received and receivable therefrom by the Group for the financial year ended 30 June 2001 is HK$12.9 million (2000: HK$8.7 million). The transactions were negotiated in the ordinary and usual course of business of the parties thereto and on normal commercial terms.

(c) There are three monthly licences between HLAL and Hang Lick Company Limited, Pocaliton Limited and Hang Chui Company Limited, all of which are wholly-owned subsidiaries of the Company, for the use of the exhibition hall of Queensway Plaza, a unit on Ground Floor of Vienna Mansion, Causeway Bay and some office spaces of Hang Lung Centre respectively for office and commercial use. HLAL is a wholly-owned subsidiary of Hang Lung who, as at 30 June 2001, owns approximately 60.2 per cent. interest of the Company. The amount received and receivable from HLAL under the three licences for the financial year ended 30 June 2001 is HK$3.5 million (2000: HK$3.5 million). All of the above licences were negotiated in the ordinary and the usual course of business of the parties thereto and on normal commercial terms.

(d) Hang Lung Treasury Limited ("HLT") continued to provide a HK$180 million back-to-back loan to Amoy Treasury Limited, a wholly-owned subsidiary of the Company. HLT is a wholly-owned subsidiary of Hang Lung who, as at 30 June 2001, owns approximately 60.2 per cent. interest of the Company. The amount of loan outstanding was HK$180 million (2000: HK$180 million) at the end of the financial year. The loan is unsecured, bears interest at the actual interest cost payable by HLT to financial institutions unrelated to the Group, and is repayable on demand[(1)].

(e) During the year, Kornhill Recreation Club Limited, a wholly-owned subsidiary of the Company, paid a fixed fee of HK$0.9 million (2000: HK$0.9 million) to a fellow subsidiary of the Company, Grand Hotel Group Limited, for the provision of administrative services to Kornhill Recreation Club.

(f) During the financial year ended 30 June 2001, the Group paid HK$86.1 million (2000: HK$82 million) to certain wholly-owned subsidiaries of Hang Lung for the Group's share of administrative and rental services provided by these fellow subsidiaries. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the Group.

(g) The Group has contributed funds, as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai. The amount outstanding at the end of the financial year ended 30 June 2001 was HK$1,095.8 million (2000: HK$1,054.4 million).

(h) A fellow subsidiary of the Company has contributed funds, as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the financial year ended 30 June 2001 was HK$312.3 million (2000: HK$253.2 million).

Note:

(1) During the six month period ended 31 December 2001, the Group repaid the back-to-back loan of HK$180 million provided by HLT.

MANAGEMENT

The following individuals have been appointed to serve as the directors and officers of the Company:

Name	*Age*	*Position*
Ronnie Chichung Chan	52	Chairman and Executive Director
Shang Shing Yin	70	Vice-Chairman and Independent non-executive Director
Nelson Wai Leung Yuen	51	Managing Director
Ronald Joseph Arculli[(1)]	63	Independent non-executive Director
Laura Lok Yee Chen	53	Non-executive Director
Hon Kwan Cheng	74	Independent non-executive Director
Wilfred Sai Leung Ho	64	Executive Director
Pak Wai Liu	53	Independent non-executive Director
Terry Sze Yuen Ng	42	Executive Director
Robin Sik Wing Ching	52	Company Secretary

Note:

(1) As at 31 December 2001, Mr. Ronald Joseph Arculli held, directly or indirectly, 724,346 Shares. Other than Mr. Ronald Joseph Arculli, no other director of the Company held any Shares of the Company.

Board of Directors and Company Secretary

The members of the board of Directors (the "Board") and the Company Secretary of the Company as at the date of this Offering Circular are as follows:

MR. RONNIE CHICHUNG CHAN

Chairman and Executive Director

Mr. Chan joined the Hang Lung group in 1972, was appointed to the Board of the Company in 1986 and became its Chairman in 1991. He is also Chairman of Hang Lung and Grand Hotel Holdings

Limited. Mr. Chan is a Director of Standard Chartered PLC. He is Chairman of Hong Kong - United States Business Council and of Asia Business Council, a Vice-President of The Real Estate Developers Association of Hong Kong, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center, a Foundation Board Member of the World Economic Forum, and a Governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities in Hong Kong. He has an MBA from the University of Southern California, U.S.A.

Between August 1996 and March 2002, Mr. Chan served on the Board of Directors of Enron Corp. ("Enron") and chaired its audit committee. Mr. Chan has resigned from the Board of Enron. Mr. Chan held his previous position with Enron in his personal capacity, the appointment of which was not in any way related to his position as Chairman of the Company and the Company believes that the previous involvement of Mr. Chan with Enron will not have any adverse effect on the operations of the Group.

MR. SHANG SHING YIN

Vice Chairman and Independent Non-Executive Director

Mr. Yin joined the Hang Lung group in 1970 and was appointed to the Board of the Company in 1980. As former Managing Director, he has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London. Mr. Yin is also the Vice Chairman (Non-Executive) of Hang Lung and Grand Hotel Holdings Limited.

MR. NELSON WAI LEUNG YUEN

Managing Director

Mr. Yuen has joined the Hang Lung group since 1978 when he was appointed as its financial controller. When the Company became a member of the Hang Lung group in 1980, he began to assume operating responsibility in various areas of the Company's activities. In 1986 he became an Executive Director of the Company and was appointed Managing Director in 1992. Prior to joining the Hang Lung group, Mr. Yuen practised as a public accountant for four years in England and in Hong Kong. He is a graduate of the University of Manchester, England, a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry-related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung and Grand Hotel Holdings Limited.

MR. RONALD JOSEPH ARCULLI, ***JP***

Independent Non-Executive Director

Mr. Arculli joined the Board in 1980. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is a Non-Executive Director of Grand Hotel Holdings Limited and a director of several other major local companies.

MS. LAURA LOK YEE CHEN

Non-Executive Director

Ms. Chen joined the Hang Lung group in April 1997. She has been involved in the financial services industry for over fifteen years locally and in the U.S.A., and since 1993, has been a director of the Sterling Group, a private investment entity. Both Ms. Chen and her company Sterling Asset Management (BVI) Limited are registered as Investment Advisers by the Securities and Futures Commission under the Securities Ordinance, and actively manage investments in global capital markets, in particular in developing countries. Ms. Chen holds an MBA from the George Washington University in Washington, DC and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen also serves on the boards of several companies and actively participates in charitable and voluntary services. Ms. Chen is also a Non-Executive Director of Hang Lung and Grand Hotel Holdings Limited.

DR. HON KWAN CHENG, *GBS, JP*

Independent Non-Executive Director

Dr. Cheng joined the Hang Lung group in 1993. Dr. Cheng obtained an engineering degree from Tianjin University, the PRC and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institute of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President and Fellow of The Institute of Structural Engineers, U.K. Dr. Cheng is also an Authorised Person and Registered Structural Engineer in Hong Kong, and holds a number of directorships. He has been a member of both the Executive and Legislative Councils. Among his public posts, he is Chairman of the Hong Kong Housing Authority and the Transport Advisory Committee. Dr. Cheng is also a Non-Executive Director of Hang Lung and Grand Hotel Holdings Limited.

MR. WILFRED SAI LEUNG HO

Executive Director

Mr. Ho joined Hang Lung in 1977, and became an Executive Director in 1993. He was appointed as an Executive Director of the Company in August 2000. Mr. Ho has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung, Mr. Ho was an architect with the Hong Kong Government. Mr. Ho is also an executive director of Hang Lung.

PROFESSOR PAK-WAI LIU

Independent Non-Executive Director

Professor Liu joined the Board as a Non-Executive Director in 1998. Educated at Princeton University and Stanford University, U.S.A., Professor Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including Research Director of the Hong Kong Centre for Economic Research, Director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies, and Secretary General of the East Asian Economic Association. Professor Liu is a Member of the Council and the Court of Lingnan University. He is also a Founding Member of the Hong Kong Committee on Pacific Economic Co-operation, and served on many government advisory bodies, and is currently a Member of the Economic Advisory Committee, the Commission on Strategic Development, the Task Force on Employment, the Council of Advisors on Innovation and Technology, the Council of Advisors of The Hong Kong Institute for Monetary Research, the Process Review Panel for the Securities and Futures Commission and the Skills Upgrading Scheme Steering Committee.

MR. TERRY SZE YUEN NG

Executive Director

Mr. Ng has been with the Hang Lung group as an executive director since 1 November 2001. Prior to joining the Hang Lung group, Mr. Ng was the executive director and chief financial officer of Giordano International Limited, where he had worked since 1993. Mr. Ng has also worked in the Finance Division and Listing Division of The Stock Exchange of Hong Kong Limited for more than five years. During his time there, Mr. Ng was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a bachelor degree from the University of New South Wales, Australia, as well as a Master of Business Administration degree from the Asia International Open University. Mr. Ng is also an executive director of Hang Lung and Grand Hotel Holdings Limited.

MR. ROBIN SIK WING CHING

Company Secretary

Mr. Ching joined the Hang Lung group in 1988 as Group Financial Controller and was appointed Company Secretary of the Company in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with "Selected Financial Information" and the Group's audited financial statements as at and for the years ended 30 June 1999, 2000 and 2001, and the unaudited financial statements as at and for the six-month period ended 31 December 2000 and 2001, including the notes thereto, included elsewhere in this Offering Circular.

Overview

The Group is engaged in the investment in rental properties and the development and sale of residential and commercial properties primarily in Hong Kong but also in Shanghai, the PRC. The Group's turnover and operating profit are principally derived from rental income and property sales.

Rental income generated from investment properties is and has been the most significant contributor to the Group's operating profit. Rental turnover is earned primarily from commercial and office space held for investment. Tenants of the Group's commercial and office properties typically hold short-term leases ranging from two to five years on a fixed rent basis. However, major tenants in some of the Group's larger commercial and office investment properties have longer leases.

For the three years ended 30 June 1999, 2000 and 2001, the Group experienced an overall decrease in rental income. Such decrease was particularly significant in the office sector of the Group's investment properties portfolio due to a slowdown of the economy and downsizing of businesses. Since the Group's major tenants in the residential sector include multinational companies, the downsizing described above have had an adverse impact on the Group's residential properties portfolio. Although the commercial sector showed signs of recovery in the year ended 30 June 2001, this was largely due to the increase in rental income derived from the leasing of the two projects in Shanghai. The prices and rentals in the commercial sector remain static.

Occupancy rate is also a major factor affecting the performance of the Group's property investment business. For the three years ended 30 June 2001, despite the slowdown of the economy in Hong Kong following the general economic downturn in Asia, the overall occupancy rate of the Group's investment properties generally remained high. As a result of the completion of the refurbishments to Queensway Plaza in Admiralty, Hang Lung Centre and the Fashion Island/Fashion Walk in Causeway Bay, the occupancy rate of the Group's investment properties in the commercial sector increased significantly in the year ended 30 June 2000. However, in light of the continuous relocation of factories to the PRC, the occupancy rate of the Group's industrial/office properties was significantly lower than that in the other sectors. See "Description of the Group — Business — Property Investment — Occupancy Rate".

As the Group only commenced its property development activities in 1999, its property projects are still under development. Turnover and profit of property sales are generated from the sale of investment properties which contributed to the Group's turnover and operating profit. The various parcels of investment properties sold in recent years (principally the residential units of Garden Terrace) were purchased when Hong Kong property values were substantially lower than current property values, and the cost of land has also increased at a rate lower than the rate of increase in unit sale price.

Turnover and profit margins from property development activities are also affected by the Group's recognition of profits policy. When a development property is sold in advance of completion, recognition of profit commences when the sale and purchase agreement is signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of payment for the properties pre-sold, with due allowance for contingencies. As a result, the profit of the Group in a given year is substantially affected by the number of developed property units sold, even though rental income has provided the Group with a stream of relatively stable recurrent income.

Since April 2000, the Hang Lung group has been undergoing corporate reorganisation to rationalise its group structure. The reorganisation involved the sale of some of Hang Lung's property assets, which are under development, to the Group including five sites on Blue Pool Road in Happy Valley. Such assets were acquired by the Group for cash consideration funded from the Group's internal resources. The Group has not incurred any financial or capital commitment with respect to these transfers.

Results of Operations

The following table gives a breakdown by business activity of the turnover of the Group for each of the six months ended 31 December 2000 and 2001:—

	Six months ended 31 December (unaudited)			
	2000		*2001*	
	HK$ million	%	*HK$ million*	%
Property leasing	866.7	54	936.8	75
Property sales	737.9	46	305.8	25
Total	1,604.6	100	1,242.6	100

The following table gives a breakdown by business activity of profit before taxation of the Group for each of the six months ended 31 December 2000 and 2001:—

	Six months ended 31 December (unaudited)			
	2000		*2001*	
	HK$ million	%	*HK$ million*	%
Property leasing	678.8	71	717.1	98
Property sales	309.7	33	83.7	11
	988.5	104	800.8	109
Interest income	142.7	15	55.6	8
Administrative expenses	(42.9)	(5)	(39.5)	(5)
Finance costs	(155.3)	(16)	(116.5)	(16)
	933.0	98	700.4	96
Share of results of jointly controlled entities	21.4	2	29.2	4
Total	954.4	100	729.6	100

Note:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest HK$100,000 or whole percentage.

For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with the current period's classification.

The following table gives a breakdown by business activity of the turnover of the Group for each of the three years ended 30 June 1999, 2000 and 2001:—

	Year ended 30 June (audited)					
	1999		*2000*		*2001*	
	HK$ million	*%*	*HK$ million*	*%*	*HK$ million*	*%*
Property leasing	2,229.5	80	1,833.2	82	1,760.8	64
Property sales	15.9	1	12.4	1	762.4	28
Interest income	519.6	19	375.7	17	225.2	8
Total	2,765.0	100	2,221.3	100	2,748.4	100

The following table gives a breakdown by business activity of the profit before taxation of the Group for each of the three years ended 30 June 1999, 2000 and 2001:—

	Year ended 30 June (audited)					
	1999		*2000*		*2001*	
	HK$ million	*%*	*HK$ million*	*%*	*HK$ million*	*%*
Property leasing	1,689.8	81	1,488.2	103	1,500.3	88
Property sales	154.9	7	8.1	1	320.2	19
Net interest income/(expenses)	253.0	12	31.7	2	(31.1)	(2)
	2,097.7	100	1,528.0	106	1,789.4	105
Administrative expenses(3)	—	—	(90.6)	(6)	(86.3)	(5)
Total	2,097.7	100	1,437.4	100	1,703.1	100

Notes:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest HK$100,000 or whole percentage.

(2) Profit before taxation includes share of profits from jointly controlled entities which, for the 2001 financial year, was HK$51.5 million (2000 financial year, HK$39.3 million; 1999 financial year, HK$27.0 million).

(3) Profit before taxation by activity is presented before deduction of administrative expenses from the year ended 30 June 2000 onwards.

The following table shows the aggregate amount of gross rental income and the percentage of the total gross rental income of the Group (including its attributable share of the rental income of jointly controlled entities) derived from the various different properties by category of use for the three years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001:—

	Year ended 30 June (audited)						*Six months ended 31 December (unaudited)*			
	1999		*2000*		*2001*		*2000*		*2001*	
	HK$ million	*%*	*HK$ million*	*%*	*HK$ million*	*%*	*HK$ million*	*%*	*HK$ million*	*%*
Commercial......	1,255.0	56	1,094.2	58	1,103.5	60	544.9	60	557.3	58
Office	647.2	29	512.2	27	482.0	26	226.0	25	292.4	30
Industrial/ Office...........	41.0	2	28.9	1	27.1	2	13.4	2	12.1	1
Residential.......	129.2	6	117.8	6	90.4	5	48.2	5	37.3	4
Car Park	161.8	7	142.3	8	135.9	7	69.9	8	64.9	7
Total	2,234.2	100	1,895.4	100	1,838.9	100	902.4	100	964.0	100

Note:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest HK$100,000 or whole percentage.

The following table shows the aggregate gross floor space in respect of the properties in the Group's investment portfolio in Hong Kong and the PRC by category of use as at 30 June 1999, 2000, 2001 and as at 31 December 2000 and 2001:—

	As at 30 June			*As at 31 December*	
	1999	*2000*	*2001*	*2000*	*2001*
	('000 sq.m.)	*('000 sq.m.)*	*('000 sq.m.)*	*('000 sq.m.)*	*('000 sq.m.)*
Commercial...............	212.8	259.7	299.2	259.7	299.2
Office	175.0	188.4	259.4	188.4	259.3
Industrial/Office.........	48.9	35.0	35.0	35.0	35.0
Residential................	36.7	36.7	26.7	27.0	23.1
Total	473.4	519.8	620.3	510.1	616.6
Car Park (number of carparking spaces) ..	4,686	5,849	6,261	5,777	6,233

Note:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest 100 sq.m.

Six Months Ended 31 December 2001 Compared to Six Months Ended 31 December 2000

Turnover. Turnover for the six months ended 31 December 2001 decreased by 22.6 per cent. to HK$1,242.6 million, compared to HK$1,604.6 million for the corresponding period in 2000. This decrease in turnover was attributable to a decrease in property sales as only 17 residential units of Garden Terrace were sold during the period compared to 35 units for the corresponding period in 2000. Turnover from property leasing for the six months ended 31 December 2001 increased by 8.1 per cent. to HK$936.8 million, compared to HK$866.7 million for the corresponding period in 2000. This increase was primarily attributable to the increase in rental income contributed by the lease of property units in Plaza 66 in Shanghai while rental income generated from Hong Kong leasing operations was slightly lower than that compared to the six months ended 31 December 2000.

Turnover from property sales decreased by 58.6 per cent. to HK$305.8 million for the six months ended 31 December 2001, compared to HK$737.9 million for the corresponding period in 2000. This was principally due to the decrease in sales of residential units of Garden Terrace mentioned above.

Direct Costs and Operating Expenses. Direct costs and operating expenses for the six months ended 31 December 2001 decreased by 28.3 per cent. to HK$441.8 million, compared to HK$616.1 million for the corresponding period in 2000. The decrease was primarily attributable to a reduction in the cost of properties sold resulting from reduced property sales.

Administrative Expenses and Profit from Operations before Finance Costs. Administrative expenses fell by 7.9 per cent. to HK$39.5 million for the six months ended 31 December 2001 compared to HK$42.9 million for the corresponding period in 2000. Profit from operations before finance costs for the period in 2001 decreased by 24.9 per cent. to HK$816.9 million, compared to HK$1,088.3 million for the corresponding period in 2000.

Finance Costs. Finance costs fell by 25.0 per cent. to HK$116.5 million for the six months ended 31 December 2001 compared to HK$155.3 million for the corresponding period in 2000. This was due to the reduction in the interest rates in bank borrowings during the six months ended 31 December 2001, coupled with an increase in interest capitalised to projects under development.

Share of Results of Jointly Controlled Entities. Share of results of jointly controlled entities was HK$29.2 million, compared to HK$21.4 million for the corresponding period in 2000. This increase was mainly attributable to an increase in contribution from The Grand Gateway project in Shanghai and the Hollywood Plaza in Hong Kong.

Profit Before Taxation. As a result of the foregoing factors, the Group realised a profit before taxation of HK$729.6 million for the period in 2001, compared to a profit before taxation of HK$954.4 million for the corresponding period in 2000, representing a decrease of 23.6 per cent..

Taxation. Taxation decreased by 38.2 per cent. to HK$61.7 million for the six months ended 31 December 2001, compared to HK$99.9 million for the corresponding period in 2000. The decrease in tax charge was primarily due to the substantial tax provision made in the previous year as a result of the dispute with the Inland Revenue Department of Hong Kong over the deductibility of certain interest payments in previous years' tax computations.

Minority Interests. Minority interests representing the Company's joint-venture partners' share of profit in Plaza 66 was HK$9.9 million for the six months ended 31 December 2001. As Plaza 66 commenced its operations in mid-2001, the amount was nil for the corresponding period in 2000.

Net Profit. Net profit attributable to shareholders for the period in 2001 decreased by 23.7 per cent. to HK$633.9 million compared to HK$830.4 million for the corresponding period in 2000. Earnings per ordinary share for the six months ended 31 December 2001 was 21.9 cents, compared to 28.7 cents for the corresponding period in 2000.

Year Ended 30 June 2001 Compared to Year Ended 30 June 2000

Turnover. Turnover for the year ended 30 June 2001 increased by 23.7 per cent. to HK$2,748.4 million compared to HK$2,221.3 million for the corresponding year ended 30 June 2000. Turnover from property sales increased by HK$750 million to HK$762.4 million for the year ended 30 June 2001, compared to HK$12.4 million for the year ended 30 June 2000. The increase was primarily attributable to the sale of 36 residential units of Garden Terrace during the year, and the profit generated therefrom amounted to about HK$320 million. Turnover from property leasing for the year ended 30 June 2001 decreased by 3.9 per cent. to HK$1,760.8 million, compared to HK$1,833.2 million for the year ended 30 June 2000. This decrease was principally attributable to a reduction in rental income derived from the office and residential sectors due to unfavourable market conditions.

Direct Costs and Operating Expenses. Direct costs and operating expenses for the year ended 30 June 2001 increased by 96.9 per cent. to HK$744.3 million compared to HK$378.1 million for the year ended 30 June 2000. The increase was primarily attributable to an increase in cost of properties sold resulting from increased property sales.

Administrative Expenses and Profit from Operations before Finance Costs. Administrative expenses remained relatively stable, falling by only 4.7 per cent. to HK$86.3 million for the year ended 30 June 2001, compared to HK$90.6 million for the year ended 30 June 2000. Profit from operations before finance costs for the year ended 30 June 2001 increased by 9.4 per cent. to HK$1,917.8 million compared to HK$1,752.6 million for the corresponding year ended 30 June 2000.

Finance Costs. Finance costs fell by 24.9 per cent. to HK$266.2 million for the year ended 30 June 2001 compared to HK$354.5 million for the year ended 30 June 2000. This decrease was primarily due to an increase in interest capitalised to projects under development.

Share of Results of Jointly Controlled Entities. Share of results of jointly controlled entities was HK$51.5 million, compared to HK$39.3 million for the year ended 30 June 2000.

Profit Before Taxation. As a result of the foregoing factors, the Group realised a profit before taxation of HK$1,703.1 million for the year ended 30 June 2001, compared to a profit before taxation of HK$1,437.4 million for the year ended 30 June 2000, representing an increase of 18.5 per cent..

Taxation. Taxation increased 58.5 per cent. to HK$271.1 million for the year ended 30 June 2001 compared to HK$171.0 million for the year ended 30 June 2000. The increase in tax charge was primarily due to the substantial tax provision made during the year as a result of a dispute with the Inland Revenue Department of Hong Kong over the deductibility of certain interest payments in previous years' tax computations.

Net Profit Attributable to Ordinary Shareholders. As a result of the foregoing factors, net profit attributable to ordinary shareholders for the year ended 30 June 2001 increased by 13.6 per cent. to HK$1,383.7 million compared to HK$1,218.2 million for the corresponding year ended 30 June 2000. Earnings per share for the year ended 30 June 2001 was 47.9 cents, compared to 42.1 cents for the corresponding year ended 30 June 2000.

Year Ended 30 June 2000 Compared to Year Ended 30 June 1999

Turnover. Turnover for the year ended 30 June 2000 decreased by 19.7 per cent. to HK$2,221.3 million, compared to HK$2,765.0 million for the year ended 30 June 1999. Turnover from property leasing for the year ended 30 June 2000 decreased by 17.8 per cent. to HK$1,833.2 million compared to HK$2,229.5 million for the year ended 30 June 1999. The decrease was mainly due to lower rental income resulting from unfavourable market conditions. Turnover from property sales decreased by 22.0 per cent. to HK$12.4 million for the year ended 30 June 2000, compared to HK$15.9 million for the year ended 30 June 1999 due to a decrease in the number of investment properties sold. Interest income decreased by 27.7 per cent. to HK$375.7 million for the year ended 30 June 2000, compared to HK$519.6 million for the year ended 30 June 1999, as a result of development expenditure incurred on the MTRC Kowloon Station Development Package Four Project.

Direct Costs and Operating Expenses. Direct costs and operating expenses for the year ended 30 June 2000 decreased by 16.2 per cent. to HK$378.1 million compared to HK$451.3 million for the year ended 30 June 1999.

Administrative Expenses and Profit from Operations before Finance Costs. Administrative expenses fell by 24.4 per cent. to HK$90.6 million for the year ended 30 June 2000 compared to HK$119.8 million for the year ended 30 June 1999. Profit from operations before finance costs for the year ended 30 June 2000 decreased by 25.2 per cent. to HK$1,752.6 million compared to HK$2,343.9 million for the corresponding year ended 30 June 1999.

Finance Costs. Finance costs increased by 29.8 per cent. to HK$354.5 million for the year ended 30 June 2000 compared to HK$273.2 million for the year ended 30 June 1999. This was principally due to an increase in borrowings resulting from the increase in expenditure of projects under development.

Share of Results of Jointly Controlled Entities. Share of results of jointly controlled entities was HK$39.3 million, compared to HK$27.0 million for the year ended 30 June 1999.

Profit Before Taxation. As a result of the foregoing factors, the Group realised a profit before taxation of HK$1,437.4 million for the year ended 30 June 2000, compared to a profit before taxation of HK$2,097.7 million for the year ended 30 June 1999, representing a decrease of 31.5 per cent..

Taxation. Taxation increased by 14.9 per cent. to HK$171.0 million for the year ended 30 June 2000 compared to HK$148.8 million for the year ended 30 June 1999 due to tax provision made during the year as a result of the dispute with the Inland Revenue Department of Hong Kong over the deductibility of certain interest payments in previous years' tax computations.

Net Profit Attributable to Ordinary Shareholders. As a result of the foregoing factors, net profit attributable to ordinary shareholders for the year ended 30 June 2000 decreased by 35.7 per cent. to HK$1,218.2 million compared to HK$1,895.6 million for the corresponding year ended 30 June 1999. Earnings per ordinary share for the year ended 30 June 2000 was 42.1 cents, which also fell compared to 66.2 cents for the year ended 30 June 1999.

Liquidity and Capital Resources

Liquidity

Property sales and leasing activities are capital intensive. The Group's principal sources of funds have historically been rental income received from its tenants and other internally generated funds from operations, supplemented by the proceeds from bank credit facilities, term loans and to a lesser extent, debt securities and equity issues (including issues of floating rate notes). Working capital and capital expenditure requirements in 2001 were financed principally through cash flow from operating activities, existing cash balances and increases in borrowings. The Group's principal uses of the proceeds of this issue of the Bonds are for general corporate and working capital purposes. Although the Group has significant capital commitments for its projects under development, the Group believes that, with existing cash and cash equivalent balances, together with the net proceeds of the Bonds, the proceeds from pre-sales of its development properties and bank financing, it will have adequate sources of capital for its continuing operations.

The following tables summarise the Group's cash flow positions for the periods indicated:

	Six months ended 31 December (unaudited)	
	2000	*2001*
	(HK$ million)	
Cash flows from operating activities	(563.6)	36.3
Cash flows from returns on investments and servicing of finance	(907.7)	(1,053.2)
Hong Kong profits tax paid	(131.1)	(106.3)
Cash flows from investing activities	88.7	56.8
Cash flows from financing activities	12.0	1,129.5
Net (decrease)/increase in cash and cash equivalents	(1,501.7)	63.1
Cash and cash equivalents at 1 July	4,836.8	3,722.9
Cash and cash equivalents at 31 December	3,335.1	3,786.0

	Year ended 30 June (audited)		
	1999	2000	2001
	(HK$ million)		
Cash flows from operating activities	(138.8)	994.7	(2,845.9)
Cash flows from returns on investments and servicing of finance	(1,229.3)	(991.3)	(1,401.8)
Hong Kong profits tax paid	(73.2)	(244.9)	(568.8)
Cash flows from investing activities	(618.5)	(934.8)	(422.1)
Cash flows from financing activities	2,809.5	551.8	4,124.7
Net increase/(decrease) in cash and cash equivalents	749.7	(624.5)	(1,113.9)
Cash and cash equivalents at beginning of financial year	4,711.6	5,461.3	4,836.8
Cash and cash equivalents at financial year end	5,461.3	4,836.8	3,722.9

The Group had cash and cash equivalents of HK$5,461.3 million at 30 June 1999, HK$4,836.8 million at 30 June 2000, and HK$3,722.9 million at 30 June 2001, and HK$3,335.1 million at 31 December 2000 and HK$3,786.0 million at 31 December 2001.

The Group had a net cash outflow from operating activities of HK$563.6 million for the six months ended 31 December 2000, and a net cash inflow from operating activities of HK$36.3 million for the six months ended 31 December 2001.

The Group had a net cash outflow from operating activities of HK$138.8 million for the year ended 30 June 1999, a net cash inflow from operating activities of HK$994.7 million for the year ended 30 June 2000 and a net cash outflow from operating activities of HK$2,845.9 million for the year ended 30 June 2001. Compared to 30 June 1999, the increase of cash inflow in 2000 was primarily due to a HK$1,296.5 million reduction in cash outflow for properties under development. Compared to 30 June 2000, the decrease of cash inflow in 2001 was primarily due to increase in cashflow for properties under development of HK$2,144.6 million and the payment of land premium of HK$1,021.0 million in respect of the Hing Wah Street West and the Ho Man Tin projects.

The Group had a net cash outflow from returns on investments and servicing of finance of HK$907.7 million for the six months ended 31 December 2000 and HK$1,053.2 million for the six months ended 31 December 2001.

The Group incurred a net cash outflow from returns on investments and servicing of finance of HK$1,229.3 million for the year ended 30 June 1999, HK$991.3 million for the year ended 30 June 2000 and HK$1,401.8 million for the year ended 30 June 2001. Compared to 30 June 1999, the decrease of cash outflow in 2000 was primarily due to a decrease of HK$422.8 million in ordinary dividend paid. Compared to 30 June 2000, the increase of cash outflow in 2001 was primarily due to an increase in ordinary dividend paid of HK$201.5 million and a decrease in interest income received of HK$143.4 million.

The Group incurred a net cash inflow from investing activities of HK$88.7 million for the six months ended 31 December 2000 and HK$56.8 million for the six months ended 31 December 2001.

The Group incurred a net cash outflow from investing activities of HK$618.5 million for the year ended 30 June 1999, HK$934.8 million for the year ended 30 June 2000 and HK$422.1 million for the year ended 30 June 2001. For the three-year period, the Group's investing activities consisted primarily of the construction of The Summit in Hong Kong, The Grand Gateway and Plaza 66 in Shanghai.

The Group realised a net cash inflow of HK$12.0 million from financing activities for the six months ended 31 December 2000 and HK$1,129.5 million for the six months ended 31 December 2001.

The Group realised a net cash inflow of HK$2,809.5 million from financing activities for the year ended 30 June 1999, HK$551.8 million for the year ended 30 June 2000 and HK$4,124.7 million for the year ended 30 June 2001. The net cash inflow at 30 June 1999 primarily represented the Group's net drawdown of unsecured bank loans of HK$2,799.1 million. The net inflow at 30 June 2000 primarily represented the Group's issue of HK$540.0 million floating rate notes due 2004. The net inflow at 30 June 2001 primarily represented the Group's net drawdown of unsecured bank loans of HK$3,940.5 million.

Indebtedness and Contingent Liabilities

As at 30 June 2001, the Group had outstanding bank loans and overdrafts of HK$8,952.4 million, of which HK$2,182.4 million was repayable within one year, and HK$6,770.0 million was repayable within a period of two to five years. The Group's weighted average borrowing rate for the year ended 30 June 2001 was 6.3 per cent. per annum. Net borrowings (bank loans and overdrafts less bank balances) of the Group as at 30 June 2001 were HK$5,227.6 million, representing approximately 19.1 per cent. of shareholders' funds and minority interests.

As at 30 June 2001, the Company had contingent liabilities of up to HK$9,314.9 million resulting principally from guarantees in favour of banks to secure various banking facilities for its subsidiaries.

As at 30 June 2001, the aggregate amounts of the Group's undrawn banking facilities together with bank deposits totalled HK$7,566.8 million, of which HK$3,724.8 million bank deposits, HK$2,844 million committed facilities and HK$998 million demand facilities.

As at 31 December 2001, the aggregate amounts of the Group's committed banking facilities totalled HK$11,020 million, of which HK$9,625 million was drawn.

Capital Expenditure

The table below shows the total gross capital expenditures of the Group for each of the years in the three years ended 30 June 2001.

	Year ended 30 June		
	1999	*2000*	*2001*
		(HK$ million)	
Capital expenditure	3,042.3	2,080.9	4,771.8

The Group's capital expenditure requirements are principally in respect of development and renovations. Development of Airport Railway Kowloon Station Package Four accounted for approximately 42 per cent. of development capital expenditure as at 31 December 2001. Major renovations expenditure consisted principally of ongoing renovation and maintenance projects for investment properties such as Hang Lung Centre. The Group does not anticipate any major capital expenditure in 2002 and has only budgeted HK$72 million for such purpose, which will be used for funding certain small renovation projects.

Quantitative and Qualitative Disclosures about Market Risk

Substantially all of the Group's revenues and expenses are denominated in Hong Kong dollars. As at 31 December 2001, all of the Group's borrowings were denominated in Hong Kong dollars. It is the Group's policy to hedge known foreign exchange transaction exposure where feasible and cost effective. No such contract was outstanding as at 31 December 2001.

DESCRIPTION OF THE SHARES

The following information is a summary of certain provisions of the Company's Articles of Association and certain other information concerning the Company. This summary does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Association.

As at the date of this Offering Circular, the authorised share capital of the Company is HK$6,000 million divided into (a) 4,500 million Shares and (b) 200,000 convertible cumulative preference shares of par value HK$7,500 each, and the issued share capital is HK$3,732.6 million divided into 2,889,333,907 Shares and 112,435 convertible cumulative preference shares of par value HK$7,500 each.

Restrictions on Ownership

There are no restrictions on the ownership of the Shares.

Transfers

All transfers of Shares may be effected by transfer in writing in the usual common form or in such other form as the Board may accept and may be under hand only. The instrument of transfer of any Share shall be executed by or on behalf of the transferor and by or on behalf of the transferee, and the transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered in the register in respect thereof. No transfer of Share shall be made to an infant or to a person of unsound mind or under other legal disability.

Register of Members and Record Dates

(a) The board of directors (the "Board") of the Company shall cause to be kept a register of the members and there shall be entered therein the particulars required under the Companies Ordinance.

(b) Subject to the provisions of the Companies Ordinance, if the Board considers it necessary or appropriate, the Company may establish and maintain a branch register or members at such location outside Hong Kong as the Board thinks fit.

(c) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares on a particular date or at a point of time on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares. These provisions apply *mutatis mutandis* to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company.

(d) In relation to the Shares, the registrar is Central Registration Hong Kong Limited, and the register of members is kept at Central Registration Hong Kong Limited at 17th floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Pre-emptive Rights

The Companies Ordinance provides that the directors of a company may not, without the prior approval of the company in general meeting, exercise any power of the company to allot shares otherwise than under an offer pro rata by the company to its shareholders. As a matter of practice, the Company adopts in each year a general mandate authorising its directors to, among other things, (a) allot and issue and otherwise deal with additional shares in the capital of the Company, and to (b) allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or

similar rights to subscribe for any such shares or such convertible securities, up to the level permitted (currently, 20 per cent. of the company's issued share capital) by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), without the requirement for any specific approval.

Repurchases of Shares

The directors of the Company have been given a general unconditional mandate authorising them to exercise all the powers of the Company to repurchase its Shares at any time until (except in certain specified circumstances) the next annual general meeting of the Company up to a limit of 10 per cent. in aggregate of the nominal amount of the Shares in issue at the date of the passing of the resolution.

General Meetings

(a) The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than fifteen months or such longer period as the Registrar of Companies may in any particular case authorise in writing shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Board shall appoint.

(b) An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by at least fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are entitled to receive such notices from the Company, provided that subject to the provisions of the Companies Ordinance, a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified, be deemed to have been duly called if it is so agreed:—

   (i) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

   (ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of Shares giving that right.

(c) For all purposes the quorum for a general meeting shall be two members entitled to attend and vote at the meeting present in person or by proxy. No business shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

(d) If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the member or members entitled to attend and vote at the meeting present in person shall be a quorum and may transact the business for which the meeting was called.

(e) In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote the Chairman shall determine the same, and such determination shall be final and conclusive.

Voting Rights

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under section 115 of the Companies Ordinance shall have one vote, and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments shall be treated as paid up on the share). On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. There are no limitations on the voting rights of non-residents or non-citizens of Hong Kong.

Dividend Rights

(a) The Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board.

(b) The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the position of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

(c) The Board may also pay half-yearly or at other suitable intervals to be settled by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

(d) No dividend shall be payable except out of the profits of the Company. No dividend shall carry interest.

(e) Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

(f) (A) Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve

either:—

(i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted shall be of the same class or classes as the class or classes already held by the allottee, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment.

or

(ii) that shareholders entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the allottee.

(B) The shares allotted pursuant to the provisions of paragraph (f)(A) shall rank *pari passu* in all respects with the shares then in issue save only as regards participation:—

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (f)(A) in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (f)(A) shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (f)(A) with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(D) The Company may upon the recommendation of the Board by special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (f)(A) a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (f)(A) shall not be made available or made to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

(g) The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute by way of dividend.

(h) Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated as paid up on the share.

Winding Up

If the Company shall be wound up, the surplus assets remaining after payment to all creditors and holders of the Company's convertible cumulative preference shares shall be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed

so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them respectively, but all subject to the rights of any shares which may be issued on special terms or conditions. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Ordinance, divide among the members in specie or kind the whole or any part of the assets of the Company and whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other assets upon which there is a liability.

Listing

The Shares are listed on the Hong Kong Stock Exchange. Application has been made to the Hong Kong Stock Exchange for the listing of the Shares issuable upon conversion of the Bonds.

TAXATION

The statements herein regarding taxation are based on the laws in force as of the date of this Offering Circular and are subject to any changes in law occurring after such date, which changes could be made on a retroactive basis. The following summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Bonds or Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities or commodities) may be subject to special rules. Prospective purchasers of Bonds should consult their own tax advisors concerning the tax consequences of their ownership of the Bonds and Shares.

British Virgin Islands

As the Issuer is incorporated pursuant to the International Business Companies Act (Cap. 291) of the British Virgin Islands, (i) payment of principal and interest in respect of the Bonds will not be subject to taxation in the British Virgin Islands, (ii) no withholding tax will be required to be deducted by the Issuer on such payments to any holder of a Bond and (iii) the Bonds will not be liable to stamp duty in the British Virgin Islands. Gains derived from the sale of Bonds by persons who are not otherwise liable to British Virgin Islands income tax will not be subject to British Virgin Islands income tax. The British Virgin Islands currently has no capital gains tax, estate duty, inheritance tax or gift tax.

Hong Kong

(A) Bonds

Profits Tax. No tax in Hong Kong will be withheld from or be chargeable on payments of principal in respect of the Bonds.

Hong Kong profits tax is charged on every person carrying on a trade, profession or business in Hong Kong in respect of assessable profits arising in or derived from Hong Kong from such trade, profession or business.

Under the Inland Revenue Ordinance (Cap. 112) of Hong Kong as it is currently applied, Hong Kong profits tax may be charged on revenue profits arising on the sale, disposal, conversion or redemption of Bonds where such sale, disposal, conversion or redemption is or forms part of a trade, profession or business carried on in Hong Kong.

Interest on the Bonds will be subject to Hong Kong profits tax where such interest has a Hong Kong source, and is received by or accrues to:

(a) a financial institution (as defined in the Inland Revenue Ordinance (Cap. 112) of Hong Kong) and arises through or from the carrying on by the financial institution of its business in Hong Kong; or

(b) a corporation carrying on a trade, profession or business in Hong Kong; or

(c) a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and such interest is in respect of the funds of the trade, profession or business.

Stamp Duty. No Hong Kong stamp duty will be chargeable upon the issue, transfer (for so long as the register of holders of the Bonds is maintained outside Hong Kong) or conversion of a Bond.

Estate Duty. No estate duty is payable under the Estate Duty Ordinance (Cap. 111) of Hong Kong in respect of Bonds registered outside Hong Kong.

(B) Shares

Dividends. Under the current law, no tax is payable in Hong Kong in respect of dividends paid by the Company, either by withholding or otherwise.

Profits Tax. Although no tax is imposed in Hong Kong in respect of capital gains, Hong Kong profits tax may be chargeable on trading gains arising on the sale or disposal of the Shares where such transactions are or form part of a trade, profession or business carried on in Hong Kong.

Stamp Duty. Hong Kong stamp duty is payable on any purchase and sale of Shares for as long as the transfer thereof is required to be registered in Hong Kong. The duty is charged on each of the purchaser and the seller at the ad valorem rate of 0.1 per cent. of the consideration for, or (if greater) the value of, the Shares bought and sold. In other words, a total of 0.2 per cent. is currently payable on a typical sale and purchase transaction of Shares. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5. Where a sale or purchase of Shares registered on a Hong Kong share register is effected by a person who is not resident in Hong Kong and any stamp duty payable thereon is not paid, the relevant instrument of transfer (if any) is chargeable with such duty in default and the transferee is liable to pay such duty.

Estate Duty. Shares listed on the Hong Kong Stock Exchange are required by the rules of the Hong Kong Stock Exchange to be recorded on a share register in Hong Kong. The effect of the Hong Kong Stock Exchange requirement may be that the Shares are Hong Kong property for the purposes of the Estate Duty Ordinance (Cap. 111) and accordingly Hong Kong estate duty may be payable in respect of the Shares on the death of any person (wherever the person resides or is domiciled).

Proposed EU Savings Directive

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain individual Member States to opt instead for a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final and may be subject to further amendment and/or clarification.

SUBSCRIPTION AND SALE

CSFB has, pursuant to the Subscription Agreement dated 6 March 2002, as supplemented by a letter dated 7 March 2002, agreed with the Issuer and the Company, subject to the satisfaction of certain conditions, to subscribe or procure subscribers for the Bonds at the issue price of 100 per cent. of the principal amount of the Bonds less an all-in fee calculated at 2 per cent. on the principal amount of the Bonds. The Subscription Agreement may be terminated by CSFB in certain circumstances prior to payment for the Bonds to the Issuer. The Issuer has agreed to indemnify CSFB against certain liabilities in connection with the issue of the Bonds. In addition, CSFB was granted an option under the Subscription Agreement, at its discretion, to subscribe, or procure subscribers for, up to a further HK$250,000,000 aggregate principal amount of Bonds at any time, on or before the 30th day following the Closing Date. This option was exercised by CSFB in full on 8 March 2002.

Each of the Issuer and the Company has agreed in the Subscription Agreement with CSFB that neither it nor any of its subsidiaries or other affiliates over which it exercises management or voting control, nor any person acting on its or their behalf will, for a period of 90 days after the Closing Date, without the prior written consent of CSFB (such consent not to be unreasonably withheld), issue, offer, sell, contract to sell, pledge or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal) securities issued or guaranteed by the Issuer or the Company and having a maturity of more than one year from the date of issue, any Shares of the Company or securities convertible or exchangeable into or exercisable for Shares of the Company or warrants or other rights to purchase Shares of the Company or any security or financial product whose value is determined directly or indirectly by reference to the price of the underlying securities, including equity swaps, forward sales and options or American depositary shares representing the right to receive any such securities except issuances of Shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of the Subscription Agreement, or the exercise of any other employee stock options outstanding on the date of the Subscription Agreement.

It has been further agreed that the obligations of CSFB to subscribe and pay for the Bonds are subject to, inter alia, the execution, on or prior to the Closing Date, of a lock-up agreement in a form satisfactory to CSFB by Hang Lung whereby, for a period 90 days after the Closing Date, it will undertake not to sell any Shares or enter into other transactions with a similar effect as described in the paragraph above.

No action has been taken or will be taken in any jurisdiction that would permit a public offering of the Bonds, or possession or distribution of this Offering Circular or any amendment or supplement thereto or any other offering or publicity material relating to the Bonds, in any country or jurisdiction where action for that purpose is required. CSFB will comply with all applicable laws and regulations in each jurisdiction in which it acquires, purchases, offers or sells Bonds or has in its possession or distributes this Offering Circular or any amendment or supplement thereto or any other offering material, in all cases at its own expense. CSFB is not authorised to make any representation or use any information in connection with the issue, subscription and sale of the Bonds other than as contained in this Offering Circular or any amendment or supplement thereto.

The Bonds, the Guarantee and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the Securities Act. CSFB has represented that it has offered and sold the Bonds, and has agreed that it will offer and sell the Bonds, the Guarantee and the Shares to be issued upon conversion of the Bonds (i) as part of their distribution at any time and (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, only in accordance with Rule 903 of Regulation S. Accordingly, neither it, its affiliates, nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the Bonds, the Guarantee or the Shares to be issued upon conversion of the Bonds, and it and they have complied and will comply with the offering restrictions requirement of Regulation S. CSFB has further agreed that, at or prior to confirmation of sale of Bonds, the

Guarantee and the Shares to be issued upon conversion of the Bonds, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Bonds, the Guarantee and the Shares to be issued upon conversion of the Bonds from it during the distribution compliance period a confirmation or notice to substantially the following effect:

"The Securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S." Terms used in this paragraph have the meanings given to them by Regulation S."

Terms used in this paragraph have the meanings given to them by Regulation S.

CSFB has represented and agreed that it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Bonds, will not offer or sell any Bonds to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Company; and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

CSFB has represented and agreed that (1) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Bonds other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong and (2) it has not issued and will not issue any invitation or advertisement relating to the Bonds in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Bonds which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding, of securities, whether as principal or agent.

CSFB has represented and agreed that the Bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and that the Bonds which it subscribes will be subscribed by it as principal and that, in connection with the initial offering of the Bonds, it will not, directly or indirectly, offer or sell any Bonds in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other applicable laws and regulations of Japan.

CSFB has acknowledged that this Offering Circular will not be registered as a prospectus with the Registrar of Companies and Businesses in Singapore. Accordingly, CSFB has represented and agreed that it has not offered or sold and will not offer or sell the Bonds, nor will it circulate or distribute this Offering Circular or any other offering document or material relating to the Bonds, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Singapore Companies Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore Companies Act.

GENERAL INFORMATION

1. **Clearing Systems:** The Bonds have been accepted for clearance through Euroclear and Clearstream under Common Code number 014476342, the International Securities Identification Number for the Bonds is XS0144763421 and the Sedol Number is 7324532.

2. **Listing of Shares:** Application has been made to the Listing Division of the Hong Kong Stock Exchange for the listing of and permission to deal in the Shares arising on conversion of the Bonds.

3. **Listing of Bonds:** Application has been made to list the Bonds on the Luxembourg Stock Exchange. The legal notice relating to the issue of the Bonds and the Memorandum and Articles of Association of each of the Issuer and the Company will be lodged with the Chief Registrar of the District Court in Luxembourg (*Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*), where such documents will be available for inspection and where copies thereof can be obtained upon request. As long as the Bonds are listed on the Luxembourg Stock Exchange, the Issuer will maintain an Agent in Luxembourg.

4. **Authorisations:** The Issuer and the Guarantor have obtained all necessary consents, approvals and authorisations in connection with the issue and performance of the Bonds and the Guarantee respectively. The issue of the Bonds was authorised by resolutions of the Board of Directors of the Issuer passed on 6 March 2002, 7 March 2002 and 22 March 2002 and the giving of the Guarantee in respect of the Bonds was authorised by resolutions of the Board of Directors of the Guarantor on 6 March 2002, 7 March 2002 and 22 March 2002.

5. **No Material Adverse Change:** Except as disclosed in this Offering Circular there has been no significant change in the financial or trading position of the Company and the Group since 30 June 2001 and no material adverse change in the financial position or prospects of the Group since 30 June 2001. Except as disclosed in this document, there has been no significant change in the financial or trading position and no material adverse change in the financial position or prospects of the Issuer since its incorporation.

6. **Litigation:** Save as disclosed in this Offering Circular, neither the Issuer nor the Company or any of its subsidiaries is involved in any litigation or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Issuer or the Group nor is the Issuer or the Company aware that any such proceedings are pending or threatened.

7. **Available Documents:** Copies (and certified English translations where the documents are not in English) of the following documents will be available at the specified office of the Paying, Conversion and Transfer Agent in Luxembourg for as long as the Bonds are listed on the Luxembourg Stock Exchange:

   - Memorandum and Articles of Association of the Issuer;
   - Memorandum and Articles of Association of the Company;
   - a copy of the report of KPMG, the Company's independent accountants, in respect of the audited consolidated financial statements of the Company as at and for the years ended 30 June 2001, 2000 and 1999;
   - a copy of the unaudited consolidated interim financial statements of the Company as at and for the six month periods ended 31 December 2001 and 2000;
   - the Subscription Agreement dated 6 March 2002, as supplemented by a letter dated 7 March 2002, relating to the Bonds; and
   - the Trust Deed to be dated on or about 27 March 2002 constituting the Bonds (which includes the form of the Global Certificate and the definitive Certificates) and the Agency Agreement.

In addition, copies of the most recent annual financial statements of the Company and interim financial statements published by the Company, will be available in English at the specified office of the Paying, Conversion and Transfer Agent in Luxembourg for as long as the Bonds are listed on the Luxembourg Stock Exchange. The Company does not publish any interim financial statements on an audited basis nor does it publish any interim non-consolidated financial statements. Since the date of its incorporation, no financial statements of the Issuer have been prepared. The Issuer is not required by British Virgin Islands law, and does not intend, to publish any financial statements. If financial statements are prepared by the Issuer in future, copies of the most recent financial statements of the Issuer will be available in English at the specified office of the Paying, Conversion and Transfer Agent in Luxembourg for so long as the Bonds are listed on the Luxembourg Stock Exchange.

8. **Auditors:** KPMG, the auditors of the Company, have given and have not withdrawn their written consent to the issue of this document with the inclusion in it of their report in the form and context in which it is included.

INDEX TO FINANCIAL STATEMENTS

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED INCOME STATEMENTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2000 AND 2001 (UNAUDITED)

	Note	*2001* *HK$ million*	*2000* *HK$ million*
Turnover	2	1,242.6	1,604.6
Other revenue		55.6	142.7
Direct costs and operating expenses		(441.8)	(616.1)
Administrative expenses		(39.5)	(42.9)
Profit from operations before finance costs		816.9	1,088.3
Finance costs	3	(116.5)	(155.3)
Operating profit		700.4	933.0
Share of results of jointly controlled entities		29.2	21.4
Profit before taxation	2 & 3	729.6	954.4
Taxation	4(a)	(61.7)	(99.9)
Profit after taxation		667.9	854.5
Minority interests		(9.9)	—
		658.0	854.5
Preference dividend	5	(24.1)	(24.1)
Net profit attributable to ordinary shareholders		633.9	830.4
Interim dividend at 11¢ (2000: 11¢) per ordinary share		317.8	318.0
Earnings per ordinary share	6	21.9¢	28.7¢

The annexed notes form part of the interim financial statements.

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED BALANCE SHEETS
AT 31 DECEMBER 2000 AND 2001 (UNAUDITED)

	Note	*2001* HK$ million	*2000* HK$ million
ASSETS			
Non-current assets			
Fixed assets		27,807.1	27,706.7
Interest in jointly controlled entities		1,477.5	1,394.1
Loans and investments		20.5	14.3
		29,305.1	29,115.1
Current assets			
Properties under development		7,825.7	6,564.5
Trade and other receivables	7	149.0	139.3
Cash and deposits with banks		3,788.0	3,341.7
		11,762.7	10,045.5
Current liabilities			
Bank loans and overdrafts		470.0	390.6
Trade and other payables	8	1,374.3	3,807.3
Taxation	4(b)	249.5	564.8
Preference dividend payable		6.0	6.0
Proposed ordinary dividend		—	318.0
		2,099.8	5,086.7
Net current assets		9,662.9	4,958.8
Total assets less current liabilities		38,968.0	34,073.9
Non-current liabilities			
Bank loans		9,625.0	4,486.0
Other borrowings		1,370.6	1,407.8
		10,995.6	5,893.8
Minority interests		412.5	483.0
NET ASSETS		27,559.9	27,697.1
CAPITAL AND RESERVES			
Share capital	9	3,732.6	3,734.4
Reserves		23,509.5	23,962.7
Proposed ordinary dividend		317.8	—
Shareholders' funds		27,559.9	27,697.1

The annexed notes form part of the interim financial statements.

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2000 AND 2001 (UNAUDITED)

	2001	*2000*
	HK$ million	*HK$ million*
Net cash inflow/ (outflow) from operating activities	36.3	(563.6)
Net cash outflow from returns on investments and servicing of finance	(1,053.2)	(907.7)
Hong Kong profits tax paid	(106.3)	(131.1)
Net cash inflow from investing activities	56.8	88.7
Net cash outflow before financing	(1,066.4)	(1,513.7)
Net cash inflow from financing	1,129.5	12.0
Increase/ (Decrease) in cash and cash equivalents	63.1	(1,501.7)
Cash and cash equivalents at 1 July	3,722.9	4,836.8
Cash and cash equivalents at 31 December	3,786.0	3,335.1
Analysis of the balances of cash and cash equivalents		
Cash and deposits with banks	3,788.0	3,341.7
Bank overdrafts	(2.0)	(6.6)
	3,786.0	3,335.1

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF RECOGNISED GAINS AND LOSSES
FOR THE SIX MONTHS ENDED 31 DECEMBER 2000 AND 2001 (UNAUDITED)

	2001	*2000*
	HK$ million	*HK$ million*
Net gains not recognised in the consolidated income statement	—	1.2
Net profit for the period	633.9	830.4
Less: Realisation of capital reserves on disposal of investment properties	(80.3)	(293.8)
Total recognised gains	553.6	537.8

Notes:

1. Basis of preparation

The financial statements have been derived from the unaudited interim financial statements for the six months ended, and at 31 December 2000 and 2001, which have been prepared using the same accounting policies and methods of computation as that adopted in the annual financial statements for the year ended 30 June 2001 except the Group has adopted the new and revised SSAPs with effect from 1 July 2001 as described below for the interim financial statements for the six months ended, and at 31 December 2001.

(a) **Proposed dividends**

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividend declared or proposed after balance sheet date are not recognised as a liability at balance sheet date but recognised as a separate component of shareholders' funds. Proposed ordinary dividend of HK$317.8 million as at 31 December 2001 is recognised as a separate component of shareholders' funds.

(b) **Segment reporting**

In note 2 to these interim financial statements, the Group has disclosed segment revenue and results as defined under SSAP 26 "Segment reporting". In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format. Comparative information has been given.

(c) **Goodwill/negative goodwill**

In prior years, goodwill/negative goodwill arising on consolidation of subsidiaries and jointly controlled entities, representing the excess/shortfall of the cost of the acquisition over the appropriate share of the fair value of the separable net assets at the date of acquisition, was taken to reserves in the year in which it arose. On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill/negative goodwill is included in calculating the profit or loss on disposal.

With effect from 1 July 2001, the Group adopted an accounting policy to recognise goodwill as an asset which is amortised on a straight-line basis over its estimated useful life and for negative goodwill to be recognised in the consolidated income statement in accordance with the provisions of SSAP 30 "Business combinations". On disposal of a subsidiary or jointly controlled entity, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement is included in the calculation of the profit or loss on disposal.

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill/negative goodwill that arose from acquisitions prior to 1 July 2001, which has been previously taken to reserves.

2. **Segment information**

	Turnover			Profit before taxation		
	2001	*2000*	*1999*	*2001*	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
(a) Business segment						
Property leasing......	936.8	866.7	943.0	717.1	678.8	758.2
Property sales.........	305.8	737.9	7.4	83.7	309.7	3.2
	1,242.6	1,604.6	950.4	800.8	988.5	761.4
Interest income...........				55.6	142.7	193.8
Administrative expenses................				(39.5)	(42.9)	(49.4)
Finance costs.............				(116.5)	(155.3)	(177.1)
				700.4	933.0	728.7
Share of results of jointly controlled entities..................				29.2	21.4	13.7
				729.6	954.4	742.4
(b) Geographical segment						
Group						
- Hong Kong......	1,154.8	1,604.6	950.4	753.7	988.5	761.4
- Mainland China............	87.8	—	—	47.1	—	—
	1,242.6	1,604.6	950.4	800.8	988.5	761.4
Jointly controlled entities						
- Hong Kong......				15.4	12.4	13.7
- Mainland China............				13.8	9.0	—
				830.0	1,009.9	775.1
Interest income...........				55.6	142.7	193.8
Administrative expenses................				(39.5)	(42.9)	(49.4)
Finance costs.............				(116.5)	(155.3)	(177.1)
				729.6	954.4	742.4

For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with current period's classification.

3. **Profit before taxation**

	2001	*2000*
	HK$ million	*HK$ million*
Profit before taxation is arrived at after charging/ (crediting):		
Finance costs		
Interest on borrowings..................	224.5	231.0
Other ancillary borrowing costs..................	8.9	13.4
Total borrowing costs..................	233.4	244.4
Less: Borrowing costs capitalised..................	(116.9)	(89.1)
	116.5	155.3
Depreciation..................	14.7	14.2
Interest income..................	(55.6)	(142.7)

4. **Taxation**

(a) Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2001	*2000*
	HK$ million	*HK$ million*
Group		
- Hong Kong	59.5	98.1
Jointly controlled entities		
- Hong Kong	2.2	1.8
	61.7	99.9

(b) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the grounds of prudence.

5. **Preference dividend**

The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2001 and 2000.

6. **Earnings per ordinary share**

The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$633.9 million (2000: HK$830.4 million) and the weighted average number of 2,890.3 million (2000: 2,891.1 million) ordinary shares in issue during the period.

No diluted earnings per ordinary share is presented for both periods as the Company's convertible cumulative preference shares did not give rise to any dilution.

7. **Trade and other receivables**

Included in trade and other receivables are trade debtors with the following ageing analysis:

	2001	*2000*
	HK$ million	*HK$ million*
Within 1 month	39.9	38.3
1 - 3 months	9.1	6.3
Over 3 months	2.1	2.5
	51.1	47.1

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

8. **Trade and other payables**

Included in trade and other payables are trade creditors with the following ageing analysis:

	2001	*2000*
	HK$ million	*HK$ million*
Within 1 month	226.1	179.1
Over 3 months	307.9	96.7
	534.0	275.8

9. **Share capital**

	2001	2000
	HK$ million	*HK$ million*
Issued and fully paid		
2,889,333,907 (2000: 2,891,113,407) ordinary shares of HK$1 each	2,889.3	2,891.1
112,435 (2000: 112,435) 5.5% convertible cumulative preference shares of HK$7,500 each	843.3	843.3
	3,732.6	3,734.4

Repurchase of ordinary shares

During the six months ended 31 December 2001, the Company repurchased 1,779,500 of its own ordinary shares on The Stock Exchange of Hong Kong Limited, details of which are shown below:

Month	*Number of ordinary shares*	*Highest price paid*	*Lowest price paid*	*Aggregate consideration paid*
		HK$	*HK$*	*HK$ million*
October 2001	1,779,500	7.55	7.10	13.2

The aggregate consideration of HK$13.2 million paid was charged against retained profits and the nominal value of the ordinary shares repurchased of HK$1.8 million was transferred to capital redemption reserve. All such ordinary shares were cancelled upon repurchase.

10. **Capital commitments**

At 31 December 2001, capital commitments contracted but not provided for, amounted to HK$118.6 million (2000: HK$455.3 million).

11. **Related party transactions**

(a) The Group contributed funds as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai and the amount outstanding at 31 December 2001 was HK$1,110.5 million (2000: HK$1,079 million).

(b) A fellow subsidiary of the Company contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at 31 December 2001 was HK$317.4 million (2000: HK$287.9 million).

(c) During the six months ended 31 December 2001, the Group repaid the back-to-back loan provided by a wholly-owned subsidiary of Hang Lung Group Limited of HK$180 million. The loan was unsecured, interest-bearing and was repayable on demand.

(d) The Group purchased from Hang Lung Group Limited and its wholly-owned subsidiary, their interests in properties at Blue Pool Road, Happy Valley, Hong Kong ("the Properties"), for a cash consideration determined on the basis of independent valuation of approximately HK$125 million in November 2000. The Properties are old three-storeyed residential buildings and cover a total site area of approximately 2,236 square metres.

AUDITORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AS AT AND FOR THE THREE YEARS ENDED 30 JUNE 1999, 2000 AND 2001

AUDITORS' REPORT

To the Shareholders of Hang Lung Properties Limited (formerly Amoy Properties Limited)
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages F-10 to F-37 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 1999, 2000 and 2001 and of the Group's profit and cash flows for the years then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 24 September 2001

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED 30 JUNE 1999, 2000 AND 2001
(Expressed in Hong Kong dollars)

	Note	*2001*	*2000*	*1999*
		HK$ million	*HK$ million*	*HK$ million*
Turnover	2(a)	2,748.4	2,221.3	2,765.0
Other income		—	—	150.0
Direct costs and operating expenses		(744.3)	(378.1)	(451.3)
Administrative expenses		(86.3)	(90.6)	(119.8)
Profit from operations before finance costs		1,917.8	1,752.6	2,343.9
Finance costs	3(a)	(266.2)	(354.5)	(273.2)
Operating profit	3	1,651.6	1,398.1	2,070.7
Share of results of jointly controlled entities		51.5	39.3	27.0
Profit before taxation	2(b)	1,703.1	1,437.4	2,097.7
Taxation	5(a)	(271.1)	(171.0)	(148.8)
Profit after taxation		1,432.0	1,266.4	1,948.9
Preference dividend	7	(48.3)	(48.2)	(53.3)
Net profit attributable to ordinary shareholders	6	1,383.7	1,218.2	1,895.6
Ordinary dividends	7	(1,156.4)	(1,041.1)	(985.4)
Retained profit for the year	21	227.3	177.1	910.2
Earnings per ordinary share	8			
Basic		47.9¢	42.1¢	66.2¢
Diluted		N/A	N/A	65.4¢

The annexed notes form part of these accounts.

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED BALANCE SHEETS
AT 30 JUNE 1999, 2000 AND 2001
(Expressed in Hong Kong dollars)

		Group		
		2001	*2000*	*1999*
	Note	*HK$ million*	*HK$ million*	*HK$ million*
ASSETS				
Non-current assets				
Fixed assets	9	27,928.7	27,772.6	25,794.7
Interest in jointly controlled entities	11	1,449.0	1,355.7	1,161.4
Investments	12	13.9	15.9	18.2
		29,391.6	29,144.2	26,974.3
Current assets				
Properties under development	13	7,290.0	3,787.0	2,540.6
Trade and other receivables	14	139.6	127.4	437.7
Cash and deposits with banks		3,724.8	4,854.1	5,461.3
		11,154.4	8,768.5	8,439.6
Current liabilities				
Bank loans and overdrafts	15	2,182.4	5,017.3	—
Trade and other payables	16	1,633.2	2,286.9	1,646.9
Taxation	5(b)	296.3	597.9	675.8
Preference dividend payable	7	30.2	30.1	30.0
Proposed final ordinary dividend	7	838.4	751.7	578.8
		4,980.5	8,683.9	2,931.5
Net current assets		6,173.9	84.6	5,508.1
Total assets less current liabilities		35,565.5	29,228.8	32,482.4
Non-current liabilities				
Long term liabilities	17	8,159.5	1,433.3	5,921.0
Minority interests	19	386.9	318.2	268.5
		8,546.4	1,751.5	6,189.5
NET ASSETS		27,019.1	27,477.3	26,292.9
CAPITAL AND RESERVES				
Share capital	20	3,734.4	3,734.4	3,737.3
Reserves	21	23,284.7	23,742.9	22,555.6
Shareholders' funds		27,019.1	27,477.3	26,292.9

The annexed notes form part of these accounts.

HANG LUNG PROPERTIES LIMITED
BALANCE SHEETS
AT 30 JUNE 1999, 2000 AND 2001
(Expressed in Hong Kong dollars)

		Company		
		2001	*2000*	*1999*
	Note	*HK$ million*	*HK$ million*	*HK$ million*
ASSETS				
Non-current assets				
Fixed assets	9	43.0	43.0	46.4
Interest in subsidiaries	10	18,374.4	16,826.8	15,547.1
		18,417.4	16,869.8	15,593.5
Current assets				
Trade and other receivables		2.8	10.7	0.8
Cash and deposits with banks		18.2	5.8	—
		21.0	16.5	0.8
Current liabilities				
Bank loans and overdrafts	15	182.4	17.3	—
Trade and other payables	16	3.9	3.4	3.0
Taxation	5(b)	10.5	13.1	12.2
Preference dividend payable	7	30.2	30.1	30.0
Proposed final ordinary dividend	7	838.4	751.7	578.8
		1,065.4	815.6	624.0
Net current liabilities		(1,044.4)	(799.1)	(623.2)
NET ASSETS		17,373.0	16,070.7	14,970.3
CAPITAL AND RESERVES				
Share capital	20	3,734.4	3,734.4	3,737.3
Reserves	21	13,638.6	12,336.3	11,233.0
Shareholders' funds		17,373.0	16,070.7	14,970.3

The annexed notes form part of these accounts.

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED 30 JUNE 1999, 2000 AND 2001
(Expressed in Hong Kong dollars)

		2001		2000		1999	
	Note	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Net cash (outflow)/inflow from operating activities	(a)		(2,845.9)		994.7		(138.8)
Returns on investments and servicing of finance							
Interest received		236.5		379.9		522.9	
Interest and other ancillary borrowing costs paid		(486.0)		(416.3)		(352.5)	
Finance lease charges paid		(62.9)		(64.6)		(66.0)	
Dividends received from jointly controlled entities		28.5		26.0		24.8	
Preference dividend paid		(48.2)		(48.1)		(67.5)	
Ordinary dividends paid		(1,069.7)		(868.2)		(1,291.0)	
Net cash outflow from returns on investments and servicing of finance			(1,401.8)		(991.3)		(1,229.3)
Taxation							
Hong Kong profits tax paid			(568.8)		(244.9)		(73.2)
Investing activities							
Purchase of fixed assets		(998.0)		(685.2)		(462.9)	
Disposal of fixed assets		750.2		13.4		9.1	
Purchase of subsidiaries	(b)	(125.0)		—		—	
Advances to jointly controlled entities		(51.3)		(265.3)		(167.4)	
Repayment of advances from unlisted investments		2.0		2.3		2.7	
Net cash outflow from investing activities			(422.1)		(934.8)		(618.5)
Net cash outflow before financing			(5,238.6)		(1,176.3)		(2,059.8)
Financing							
New bank loans		13,122.0		—		3,310.0	
Repayment of bank loans		(9,181.5)		—		(510.9)	
Contributions from minority shareholders		211.9		49.7		28.3	
Capital element of finance lease		(27.7)		(22.6)		(17.9)	
Repurchase of ordinary shares		—		(15.3)		—	
Issue of floating rate notes		—		540.0		—	
Net cash inflow from financing	(c)		4,124.7		551.8		2,809.5
(Decrease)/Increase in cash and cash equivalents			(1,113.9)		(624.5)		749.7
Cash and cash equivalents at 1 July			4,836.8		5,461.3		4,711.6
Cash and cash equivalents at 30 June	(d)		3,722.9		4,836.8		5,461.3

Notes to the Consolidated Cash Flow Statements
(Expressed in Hong Kong dollars)

(a) Reconciliation of operating profit to net cash (outflow)/inflow from operating activities

	2001	2000	1999
	HK$ million	HK$ million	HK$ million
Operating profit	1,651.6	1,398.1	2,070.7
Interest income	(225.2)	(375.7)	(519.6)
Finance lease charges	62.9	64.6	66.0
Interest and other ancillary borrowing costs	203.3	289.9	207.2
Depreciation	28.5	28.7	29.0
Profit on disposal of investment properties	(320.2)	(8.1)	(154.9)
Increase in properties under development	(3,388.7)	(1,244.1)	(2,540.6)
Decrease in trade and other receivables	14.0	312.7	31.4
(Decrease)/Increase in land premium payable	(1,021.0)	1,021.0	—
Increase/(Decrease) in creditors and accrued expenses	79.5	(2.4)	74.8
Increase/(Decrease) in deposits received	11.8	(0.8)	(60.4)
Increase/(Decrease) in amounts due to fellow subsidiaries	60.0	(499.9)	655.0
Exchange difference	(2.4)	10.7	2.6
Net cash (outflow)/inflow from operating activities	(2,845.9)	994.7	(138.8)

(b) Purchase of subsidiaries

	2001	2000	1999
	HK$ million	HK$ million	HK$ million
Net assets acquired			
Fixed assets	125.0	—	—
Satisfied by			
Cash	125.0	—	—

(c) Analysis of changes in financing during the year

	Share capital (including premium)	Minority interests	Bank loans	Floating rate notes	Finance lease obligations	Retained profits
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Balance at 1 July 1998	12,562.3	240.1	2,210.9	—	950.8	5,500.2
Net cash flow from financing	—	28.3	2,799.1	—	(17.9)	—
Transfer to capital redemption reserve on conversion of convertible cumulative preference shares	(360.5)	—	—	—	—	—
Profit for the year	—	—	—	—	—	910.2
Exchange difference	—	0.1	—	—	—	—
Balance at 30 June 1999	12,201.8	268.5	5,010.0	—	932.9	6,410.4
Net cash flow from financing	—	49.7	—	540.0	(22.6)	(15.3)
Repurchase of ordinary shares	(2.9)	—	—	—	—	—
Profit for the year	—	—	—	—	—	177.1
Balance at 30 June 2000	12,198.9	318.2	5,010.0	540.0	910.3	6,572.2
Net cash flow from financing	—	211.9	3,940.5	—	(27.7)	—
Share of revaluation deficit	—	(143.2)	—	—	—	—
Profit for the year	—	—	—	—	—	227.3
Balance at 30 June 2001	12,198.9	386.9	8,950.5	540.0	882.6	6,799.5

(d) Analysis of the balances of cash and cash equivalents as shown in the consolidated balance sheet

	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Cash and deposits with banks maturing within three months of the balance sheet date	3,724.8	4,854.1	5,461.3
Bank overdrafts repayable within three months from the date of advance	(1.9)	(17.3)	—
	3,722.9	4,836.8	5,461.3

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF RECOGNISED GAINS AND LOSSES
FOR THE YEARS ENDED 30 JUNE 1999, 2000 AND 2001
(Expressed in Hong Kong dollars)

	2001	2000	1999
	HK$ million	HK$ million	HK$ million
(Deficit)/Surplus on revaluation of investment properties	(401.9)	1,095.4	(4,023.8)
Surplus/(Deficit) on revaluation of investment properties held by jointly controlled entities	22.8	(80.3)	(53.2)
Exchange (losses)/gains on translation of overseas subsidiaries	(2.4)	10.7	2.5
Net (losses)/ gains not recognised in the consolidated income statement	(381.5)	1,025.8	(4,074.5)
Net profit for the year	1,432.0	1,266.4	1,948.9
Less: Realisation of capital reserve on disposal of investment properties	(304.0)	(3.2)	(10.5)
Total recognised gains/(losses)	746.5	2,289.0	(2,136.1)

NOTES ON THE ACCOUNTS
(Expressed in Hong Kong dollars)

1 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties as explained in accounting policy 1(g)1 below.

(c) Basis of consolidation

The consolidated accounts incorporate the accounts of Hang Lung Properties Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany transactions are eliminated on consolidation.

(d) Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each subsidiary individually. Any such provisions are recognised as an expense in the income statement.

(e) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each jointly controlled entity individually. The results of jointly controlled entities are included in the Company's income statement to the extent of dividends received and receivable at the balance sheet date.

(f) Capital reserve or goodwill on consolidation

Capital reserve or goodwill arising on consolidation represents the excess or deficit respectively of the fair value of the separable net assets of the subsidiaries and jointly controlled entities at the respective acquisition dates over the value of the consideration paid. Goodwill is written off directly to reserves in the year in which it arises. On disposal of a subsidiary or a jointly controlled entity, the attributable amount of capital reserve or goodwill is included in the calculation of the profit or loss on disposal.

(g) Properties

1. *Investment properties*

Investment properties are properties held as long term capital investments for rental purposes. They are stated at their open market value which is assessed annually by external qualified valuers, except for investment properties with an unexpired lease term of 20 years or less which are stated at amortised cost. Surpluses arising on revaluation are credited to the investment property revaluation reserve; deficits arising on revaluation are firstly set off against any previous revaluation surpluses on a portfolio basis and thereafter taken to the consolidated income statement. Revaluation surpluses or deficits are dealt with in the consolidated income statement upon disposal.

1 PRINCIPAL ACCOUNTING POLICIES (continued)

(g) Properties (continued)

1. *Investment properties (continued)*

Properties under development are stated at cost, including borrowing costs capitalised, if any, and professional fees, less any provision for diminution in value which is other than temporary as considered necessary by the directors. A property developed for rental purposes is classified as an investment property when the construction work and development have been completed.

2. *Properties under development for sale*

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Property development costs include borrowing costs capitalised, if any, and professional fees, plus attributable profit taken to date, less sums received from stakeholders. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

When a development property is sold in advance of completion, recognition of profit commences when the sale and purchase agreement has been signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of payment for the properties pre-sold, with due allowance for contingencies.

3. *Other fixed assets*

Other fixed assets are stated at cost less accumulated depreciation.

4. *Leased assets*

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in accounting policy 1(h) below. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in accounting policy 1(j)1 below.

(h) Depreciation

1. *Investment properties*

No depreciation is provided for investment properties with an unexpired lease term of over 20 years as the valuation takes into account the state of each property at the date of valuation.

Depreciation is provided for investment properties with an unexpired lease term of 20 years or less. It is calculated to write off the carrying value on a straight line basis over the remaining term of the leases.

2. *Properties under development*

No depreciation is provided for properties under development.

1 PRINCIPAL ACCOUNTING POLICIES (continued)

(h) Depreciation (continued)

3. *Other fixed assets*

Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

Leasehold land	unexpired lease term
Buildings	50 years or unexpired lease term, whichever is shorter
Furniture and equipment	5-10 years
Motor vehicles	5 years

(i) Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(j) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the consolidated income statement as follows:

1. *Rental income*

Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

2. *Disposal of investment properties*

Revenue from disposal of investment properties is recognised upon signing of the sale and purchase agreements.

3. *Interest income*

Interest on bank deposits and mortgage loans is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

4. *Dividends*

Dividends are recognised when the right to receive payment is established.

(k) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(l) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies and the results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the consolidated income statement with the exception of those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve.

(m) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

2 TURNOVER AND PROFIT BEFORE TAXATION

The principal activities of the Company are investment holding and, through its subsidiaries, property leasing for rental income, property development for sale, car park management and property management.

As the majority of the activities of the Group during the years were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included. An analysis of the Group's turnover and profit before taxation from the principal activities is as follows:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
(a) Turnover			
Property leasing	1,760.8	1,833.2	2,229.5
Disposal of investment properties	762.4	12.4	15.9
Interest income	225.2	375.7	519.6
	2,748.4	2,221.3	2,765.0
(b) Profit before taxation			
Property leasing	1,500.3	1,488.2	1,689.8
Disposal of investment properties	320.2	8.1	154.9
Net interest (expenses)/income	(31.1)	31.7	253.0
	1,789.4	1,528.0	2,097.7
Less: Administrative expenses *(Note)*	(86.3)	(90.6)	—
	1,703.1	1,437.4	2,097.7

Note: Profit before taxation by activity is presented before deduction of administrative expenses for the year ended 30 June 2000 onwards.

3 OPERATING PROFIT

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Operating profit is arrived at after charging/(crediting):			
(a) Finance costs			
Interest on bank loans and other borrowings repayable within 5 years	429.0	401.5	351.4
Finance lease charges	62.9	64.6	66.0
Other ancillary borrowing costs	22.1	15.2	11.8
Total borrowing costs	514.0	481.3	429.2
Less: Borrowing costs capitalised *(Note i)*	(247.8)	(126.8)	(156.0)
	266.2	354.5	273.2
(b) Other items			
Auditors' remuneration	2.4	2.7	2.2
Cost of investment properties sold	442.2	4.3	N/A
Depreciation	28.5	28.7	29.0
Rental income less direct outgoings of HK$325.3 million (2000: HK$345.4 million, 1999: HK$412.6 million)	(1,435.5)	(1,487.8)	(1,816.9)
Staff costs *(Note ii)*	109.0	101.6	98.5

Notes:

(i) The borrowing costs have been capitalised at an average rate of 6.3% (2000: 7.2%, 1999: 7.8%) per annum for properties under development.

(ii) The amount relates to reimbursed cost for services provided to the Group in Hong Kong by employees of subsidiaries of Hang Lung Group Limited and costs relating to staff employed outside Hong Kong by the Company's subsidiary.

4 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Fees			
Independent Non-Executive Directors	0.2	0.2	0.2
Other directors	0.3	0.3	0.2
	0.5	0.5	0.4

Directors are not salaried employees of the Company, but receive directors' fees.

The number of directors whose emoluments fell within the following band is as follows:

	Number of directors		
	2001	*2000*	*1999*
Nil - HK$1,000,000	9	8	8

During year ended 30 June 2001, the emoluments of the five highest paid individuals in the Group being staff employed outside Hong Kong by the Company's subsidiary totalled HK$0.9 million of which salaries and allowances and the Group's contribution to pension scheme amounted to HK$0.8 million and HK$0.1 million respectively. Emoluments of all five highest paid individuals in the Group fell within the band of HK$nil to HK$1,000,000.

5 TAXATION

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
(a) Taxation in the consolidated income statement represents:			
Provision for Hong Kong profits tax at 16% for the year	153.1	169.4	200.9
Estimated underprovision/(overprovision) in respect of previous years	114.1	(2.4)	(50.9)
Share of jointly controlled entities' taxation	3.9	4.0	(1.2)
	271.1	171.0	148.8

(b) Taxation in the balance sheets represents:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Provision for Hong Kong profits tax for the year	153.1	169.4	200.9
Estimated provision for Hong Kong profits tax relating to previous years	143.2	428.5	474.9
	296.3	597.9	675.8

	Company		
	2001	2000	1999
	HK$ million	*HK$ million*	*HK$ million*
Provision for Hong Kong profits tax for the year	9.4	2.3	11.9
Estimated provision for Hong Kong profits tax relating to previous years	1.1	10.8	0.3
	10.5	13.1	12.2

5 TAXATION (continued)

(c) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date for the two years ended 30 June 2001 and 2000, the outcome of the said dispute remained undetermined and substantial tax provision has been made in the accounts on the grounds of prudence.

(d) *Deferred taxation being future taxation arising from* balancing charges upon disposal of investment properties is HK$64.5 million (2000: HK$48.1 million) has not been provided as its realisation is not assured beyond reasonable doubt.

6 NET PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

Net profit attributable to ordinary shareholders includes a profit of HK$2,458.7 million (2000: HK$2,160.2 million, 1999: HK$1,775.4 million) which has been dealt with in the accounts of the Company.

7 DIVIDENDS

	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Preference dividend			
Dividend on the convertible cumulative preference shares of HK$7,500 each issued in November 1993 which bear dividend at 5.5% per annum on a reference amount of US$1,000 each			
Amount paid	18.1	18.1	23.3
Amount payable	30.2	30.1	30.0
	48.3	48.2	53.3
Ordinary dividends			
Interim dividend paid of 11 cents (2000: 10 cents; 1999: 14 cents) per share	318.0	289.4	404.8
Proposed final dividend of 29 cents (2000: 26 cents; 1999: 20 cents) per share	838.4	751.7	578.8
Underprovision of prior year's final dividend as a result of conversion of convertible cumulative preference shares subsequent to year-end	—	—	1.8
	1,156.4	1,041.1	985.4
	1,204.7	1,089.3	1,038.7

8 EARNINGS PER ORDINARY SHARE

(a) The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$1,383.7 million (2000: HK$1,218.2 million, 1999: HK$1,895.6 million) and the weighted average number of 2,891.1 million (2000: 2,893.7 million, 1999: HK$2,865.2 million) ordinary shares in issue during the year.

(b) No diluted earnings per ordinary share is presented for the two years ended 30 June 2001 and 2000 as the Company's convertible cumulative preference shares did not give rise to any dilution.

The calculation of diluted earnings per ordinary share in 1999 was based on the adjusted net profit attributable to ordinary shareholders of HK$1,948.9 million and the weighted average number of 2,980.2 million ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

9 FIXED ASSETS

	Group			
	Investment properties	*Properties under development*	*Other fixed assets*	*Total*
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Cost or valuation:				
At 1 July 2000	23,233.4	4,707.3	21.1	27,961.8
Additions				
-through acquisition of subsidiaries	—	125.0	—	125.0
-others	213.7	1,123.3	4.3	1,341.3
Transfers	3,073.1	(3,073.1)	—	—
Disposals	(736.6)	—	—	(736.6)
Deficit on revaluation	(545.1)	—	—	(545.1)
At 30 June 2001	25,238.5	2,882.5	25.4	28,146.4
Accumulated depreciation:				
At 1 July 2000	185.9	—	3.3	189.2
Charge for the year	28.3	—	0.2	28.5
At 30 June 2001	214.2	—	3.5	217.7
Net book value:				
At 30 June 2001	25,024.3	2,882.5	21.9	27,928.7
Cost or valuation of the fixed assets at 30 June 2001 is made up as follows:				
Valuation	24,906.5	—	—	24,906.5
Cost	332.0	2,882.5	25.4	3,239.9
	25,238.5	2,882.5	25.4	28,146.4
Cost or valuation:				
At 1 July 1999	21,907.8	4,025.4	22.0	25,955.2
Additions	237.5	681.9	0.3	919.7
Disposals	(7.3)	—	(1.2)	(8.5)
Surplus on revaluation	1,095.4	—	—	1,095.4
At 30 June 2000	23,233.4	4,707.3	21.1	27,961.8
Accumulated depreciation:				
At 1 July 1999	157.7	—	2.8	160.5
Charge for the year	28.2	—	0.5	28.7
At 30 June 2000	185.9	—	3.3	189.2
Net book value:				
At 30 June 2000	23,047.5	4,707.3	17.8	27,772.6
Cost or valuation of the fixed assets at 30 June 2000 is made up as follows:				
Valuation	23,002.7	—	—	23,002.7
Cost	230.7	4,707.3	21.1	4,959.1
	23,233.4	4,707.3	21.1	27,961.8

9 **FIXED ASSETS (continued)**

	Group			
	Investment properties	*Properties under development*	*Other fixed assets*	*Total*
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Cost or valuation:				
At 1 July 1998	25,843.1	3,514.5	21.6	29,379.2
Additions	107.6	510.9	0.4	618.9
Disposals	(19.1)	—	—	(19.1)
Deficit on revaluation	(4,023.8)	—	—	(4,023.8)
At 30 June 1999	21,907.8	4,025.4	22.0	25,955.2
Accumulated depreciation:				
At 1 July 1998	129.5	—	2.0	131.5
Charge for the year	28.2	—	0.8	29.0
At 30 June 1999	157.7	—	2.8	160.5
Net book value:				
At 30 June 1999	21,750.1	4,025.4	19.2	25,794.7
At 30 June 1998	25,713.6	3,514.5	19.6	29,247.7
Cost or valuation of the fixed assets at 30 June 1999 is made up as follows:				
Valuation	21,677.1	—	—	21,677.1
Cost	230.7	4,025.4	22.0	4,278.1
	21,907.8	4,025.4	22.0	25,955.2

An analysis of net book value of investment properties is as follows:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Long leases in Hong Kong	17,582.5	18,044.7	17,011.1
Medium term leases in Hong Kong	5,100.0	4,958.0	4,666.0
Medium term leases outside Hong Kong	2,224.0	—	—
Short lease in Hong Kong	117.8	44.8	73.0
	25,024.3	23,047.5	21,750.1

An analysis of net book value of properties under development is as follows:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Long leases in Hong Kong	662.3	499.1	454.7
Medium term leases in Hong Kong	1,767.7	1,462.2	1,245.1
Medium term leases outside Hong Kong	452.5	2,746.0	2,325.6
	2,882.5	4,707.3	4,025.4

9 FIXED ASSETS (continued)

All investment properties of the Group held under long and medium term leases were revalued as at 30 June 2001, 2000 and 1999 by Chesterton Petty Limited, chartered surveyors, on an open market value basis calculated on total rental income after taking into account reversionary income potential.

The net book value of investment properties of the Group of HK$25,024.3 million (2000: HK$23,047.5 million, 1999: 21,750.1 million) included an amount of HK$2,103.0 million (2000: HK$1,953.0 million, 1999: HK$1,776.0 million) in respect of an asset held under a finance lease.

The Group leases out its investment properties under operating leases and subleases in respect of those under finance lease. The leases typically run for an initial period of two to five years, with an option to renew the leases after that date at which time all terms are renegotiated. Lease payments are usually adjusted regularly to reflect market rentals and include contingent rentals, calculated based on a percentage of the turnover of the tenants and the amount of contingent rentals received for the year is HK$13.8 million (2000: HK$10.2 million).

	Company		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Valuation:			
Investment properties — medium term leases in Hong Kong	43.0	46.4	51.6
Deficit on revaluation	—	(3.4)	(5.2)
Net book value	43.0	43.0	46.4

At 30 June 2001, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

	Group			*Company*
	Subleases	*Other leases*	*Total*	*Other leases*
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Within 1 year	124.4	1,402.4	1,526.8	1.3
After 1 year but within 5 years	255.3	1,586.4	1,841.7	1.1
After 5 years	308.1	255.7	563.8	0.2
	687.8	3,244.5	3,932.3	2.6

10 INTEREST IN SUBSIDIARIES

	Company		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Unlisted shares, at cost	3,893.6	3,893.6	3,893.6
Amounts due from subsidiaries	19,272.9	19,166.4	18,884.5
Amounts due to subsidiaries	(4,792.1)	(6,233.2)	(7,231.0)
	18,374.4	16,826.8	15,547.1

Details of principal subsidiaries are set out in note 28.

11 INTEREST IN JOINTLY CONTROLLED ENTITIES

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Share of net assets - unlisted shares	329.3	287.3	358.3
Amounts due from jointly controlled entities	1,119.7	1,068.4	803.1
	1,449.0	1,355.7	1,161.4

Details of jointly controlled entities are set out in note 29.

12 INVESTMENTS

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Unlisted shares, at cost	0.1	0.1	0.1
Advances	13.8	15.8	18.1
	13.9	15.9	18.2

13 PROPERTIES UNDER DEVELOPMENT

The Group's properties under development are located in Hong Kong and includes an amount of HK$5,886.5 million (2000: HK$1,101.1 million; 1999: HK$2,540.6 million) which are not expected to be completed for sale within one year.

14 TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade debtors with the following ageing analysis:

	Group	
	2001	*2000*
	HK$ million	*HK$ million*
Within 1 month	34.0	27.4
1 - 3 months	4.8	3.7
Over 3 months	4.2	5.7
	43.0	36.8

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

15 BANK LOANS AND OVERDRAFTS

At 30 June, bank loans and overdrafts were unsecured and repayable as follows:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Within 1 year or on demand	2,182.4	5,017.3	—
After 1 year but within 2 years	—	—	5,000.0
After 2 years but within 5 years	6,770.0	10.0	10.0
Total after 1 year but within 5 years *(Note 17)*	6,770.0	10.0	5,010.0
	8,952.4	5,027.3	5,010.0

	Company		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Within 1 year or on demand	182.4	17.3	—

16 TRADE AND OTHER PAYABLES

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Land premium payable	—	1,021.0	—
Creditors and accrued expenses *(Note i)*	693.8	398.3	278.6
Deposits received *(Note ii)*	449.3	437.5	438.3
Amounts due to fellow subsidiaries	490.1	430.1	930.0
	1,633.2	2,286.9	1,646.9

	Company		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Creditors and accrued expenses	3.6	3.2	2.8
Deposits received	0.3	0.2	0.2
	3.9	3.4	3.0

Notes:

(i) Creditors and accrued expenses include retention money payable of HK$70.3 million (2000: HK$70.4 million) which is not expected to be settled within one year.

(ii) Deposits received of HK$445.1 million (2000: HK$409.9 million; 1999: HK$438.3 million) are not expected to be settled within one year.

16 TRADE AND OTHER PAYABLES (continued)

Included in trade and other payables are trade creditors with the following ageing analysis:

	Group	
	2001	*2000*
	HK$ million	*HK$ million*
Within 1 month	222.1	162.0
Over 3 months	390.9	76.7
	613.0	238.7

	Company	
	2001	*2000*
	HK$ million	*HK$ million*
Within 1 month	0.2	—
Over 3 months	0.3	0.3
	0.5	0.3

17 LONG TERM LIABILITIES

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Bank loans - unsecured *(Note 15)*	6,770.0	10.0	5,010.0
Finance lease obligations *(Note 18)*	848.8	882.6	910.3
Floating rate notes due 2004 *(Note)*	540.0	540.0	—
Land premium	0.7	0.7	0.7
	8,159.5	1,433.3	5,921.0

Note: The floating rate notes were issued by the Company's subsidiary and were listed in October 1999 on The Stock Exchange of Hong Kong Limited.

18 FINANCE LEASE OBLIGATIONS

At 30 June 2001 and 2000, total minimum lease payments under finance lease and their present values were as follows:

	Group		
	Present value of minimum lease payments	*Interest expenses relating to future periods*	*Total minimum lease payments*
		2001	
	HK$ million	*HK$ million*	*HK$ million*
Amounts payable			
Within 1 year	33.8	60.8	94.6
After 1 year but within 5 years	206.2	212.3	418.5
After 5 years	642.6	159.7	802.3
	848.8	372.0	1,220.8
	882.6	432.8	1,315.4

		2000	
	HK$ million	*HK$ million*	*HK$ million*
Amounts payable			
Within 1 year	27.7	62.9	90.6
After 1 year but within 5 years	176.3	225.7	402.0
After 5 years	706.3	207.2	913.5
	882.6	432.9	1,315.5
	910.3	495.8	1,406.1

At 30 June 1999, obligations under finance lease were repayable as follows:

	Group
	1999
	HK$ million
Amounts payable	
Within 1 year	87.2
After 1 year but within 5 years	386.0
After 5 years	1,020.1
	1,406.1
	1,493.3

19 MINORITY INTERESTS

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Share of equity and reserves in subsidiaries	(125.4)	8.4	13.0
Contributions from minority shareholders	512.3	309.8	255.5
	386.9	318.2	268.5

20 SHARE CAPITAL

	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Authorised			
4,500,000,000 ordinary shares of HK$1 each	4,500.0	4,500.0	4,500.0
200,000 5.5% convertible cumulative preference shares of HK$7,500 each	1,500.0	1,500.0	1,500.0
	6,000.0	6,000.0	6,000.0
Issued and fully paid			
2,891,113,407 (2000: 2,891,113,407; 1999: 2,894,041,407) ordinary shares of HK$1 each	2,891.1	2,891.1	2,894.0
112,435 (2000: 112,435; 1999: 112,435) 5.5% convertible cumulative preference shares of HK$7,500 each	843.3	843.3	843.3
	3,734.4	3,734.4	3,737.3

Convertible Cumulative Preference Shares

As of balance sheet date, the number of outstanding convertible cumulative preference shares is 112,435 (2000: 112,435; 1999: 112,435) with conversion rights to 86,125,210 (2000: 86,125,210; 1999: 86,125,210) ordinary shares, exercisable at any time from 26 December 1993.

21 RESERVES

	Group		
	2001	2000	1999
	HK$ million	HK$ million	HK$ million
Capital reserves			
Share premium	8,464.5	8,464.5	8,464.5
Investment property revaluation reserve:			
At 1 July	6,991.1	5,898.7	9,932.7
(Deficit)/Surplus for the year	(401.9)	1,095.4	(4,023.8)
Surplus realised on property disposal	(304.0)	(3.0)	(10.2)
At 30 June	6,285.2	6,991.1	5,898.7
Capital reserve on consolidation:			
At 1 July	275.6	275.8	276.1
Amounts released to the consolidated income statement on disposal of investment properties	—	(0.2)	(0.3)
At 30 June	275.6	275.6	275.8
Revaluation reserve attributable to investment properties held by jointly controlled entities:			
At 1 July	116.7	197.0	250.2
Surplus/(Deficit) for the year	22.8	(80.3)	(53.2)
At 30 June	139.5	116.7	197.0
Capital redemption reserve:			
At 1 July	1,306.6	1,303.7	943.2
Repurchase of ordinary shares	—	2.9	—
Conversion of convertible cumulative preference shares	—	—	360.5
At 30 June	1,306.6	1,306.6	1,303.7
Exchange fluctuation reserve arising on translation of overseas subsidiaries:			
At 1 July	16.2	5.5	3.0
During the year	(2.4)	10.7	2.5
At 30 June	13.8	16.2	5.5
	16,485.2	17,170.7	16,145.2
Retained profits			
At 1 July	6,572.2	6,410.4	5,500.2
Retained profit for the year	227.3	177.1	910.2
Aggregate consideration paid on ordinary shares repurchased	—	(15.3)	—
At 30 June	6,799.5	6,572.2	6,410.4
	23,284.7	23,742.9	22,555.6
Statement of retained profits:			
Group companies	6,649.1	6,440.9	6,288.4
Jointly controlled entities	150.4	131.3	122.0
	6,799.5	6,572.2	6,410.4

21 RESERVES (continued)

	Company		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Capital reserves			
Share premium	8,464.5	8,464.5	8,464.5
Investment property revaluation reserve:			
At 1 July	38.8	42.2	47.4
Deficit for the year	—	(3.4)	(5.2)
At 30 June	38.8	38.8	42.2
Capital redemption reserve:			
At 1 July	1,306.6	1,303.7	943.2
Repurchase of ordinary shares	—	2.9	—
Conversion of convertible cumulative preference shares	—	—	360.5
At 30 June	1,306.6	1,306.6	1,303.7
	9,809.9	9,809.9	9,810.4
Retained profits			
At 1 July	2,526.4	1,422.6	632.6
Retained profit for the year	1,302.3	1,119.1	790.0
Aggregate consideration paid on ordinary shares repurchased	—	(15.3)	—
At 30 June	3,828.7	2,526.4	1,422.6
	13,638.6	12,336.3	11,233.0

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2001 was HK$3,828.7 million (2000: HK$2,526.4 million; 1999: HK$1,422.6 million).

Revaluation surpluses arising from the valuation of investment properties are not subject to deferred taxation as the disposal of these assets at their carrying value would result in capital gains which are not subject to any material tax liability.

22 CONTINGENT LIABILITIES

At 30 June, contingent liabilities were as follows:

	Company		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Guarantees given to banks to secure banking facilities	9,314.9	9,344.2	10,304.2

23 CAPITAL COMMITMENTS

At 30 June, capital commitments not provided for in the accounts were as follows:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Contracted for	213.7	732.3	1,047.7
Authorised but not contracted for	—	—	83.2
	213.7	732.3	1,130.9

In addition, the Group's share of capital commitments of a jointly controlled entity was as follows:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Contracted for	—	—	259.0
Authorised but not contracted for	—	—	158.7
	—	—	417.7

24 PENSION SCHEME AND COSTS

Services are provided to the Group by employees of subsidiaries of Hang Lung Group Limited which are covered by the provident fund scheme operated for Hang Lung Group.

Staff in the Company's subsidiary operating in Shanghai, the People's Republic of China ("PRC"), are members of a retirement benefits scheme (the "PRC RB Scheme") operated by the local municipal government in the PRC. The only obligation of the PRC subsidiary is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiary. Total contributions made by the PRC subsidiary for the year ended 30 June 2001 amounted to HK$1.3 million (2000: HK$0.4 million).

25 RELATED PARTY TRANSACTIONS

2001

(a) Lockoo Limited and Kelvey Limited, both wholly-owned subsidiaries of the Company, purchased from Hang Lung Group Limited ("HLG") and its wholly-owned subsidiary, Rosper Limited, their interests in properties at Blue Pool Road, Happy Valley, Hong Kong (the "Properties"), for a cash consideration determined on the basis of independent valuation of approximately HK$125 million on 23 November 2000 for residential development. The Properties are old three-storeyed residential buildings and cover a total site area of approximately 2,236 sq.m..

(b) During the financial year ended 30 June 2001, Hang Lung (Administration) Limited ("HLAL") continued to lease from Rioloy Limited ("Rioloy"), a wholly-owned subsidiary of the Company, office premises situate at 26/F to 29/F of Standard Chartered Bank Building, Central. During the period from 15 August 2000 to 30 June 2001, HLAL leased from Rioloy office premises situate at 24/F of Standard Chartered Bank Building. HLAL is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 60% owned subsidiary of HLG. Income received and receivable therefrom by the Group for the financial year ended 30 June 2001 is HK$12.9 million. The transactions were negotiated in the ordinary and usual course of business of the parties thereto and on normal commercial terms.

25 RELATED PARTY TRANSACTIONS (continued)

(c) There are three monthly licences between HLAL and Hang Lick Company Limited ("Hang Lick"), Pocaliton Limited ("Pocaliton") and Hang Chui Company Limited ("Hang Chui"), all wholly-owned subsidiaries of the Company, for the use of the exhibition hall of Queensway Plaza, a unit on Ground Floor of Vienna Mansion, Causeway Bay and some office spaces of Hang Lung Centre respectively for office and commercial use, on a month to month basis. HLAL is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 60% owned subsidiary of HLG. Total amount received and receivable from HLAL under the three licences for the financial year ended 30 June 2001 is HK$3.5 million. All of the above licences were negotiated in the ordinary and the usual course of business of the parties thereto and on normal commercial terms.

(d) Hang Lung Treasury Limited ("HLT") continued to provide a HK$180 million back-to-back loan to HLP Treasury Limited ("HLPT"), a wholly-owned subsidiary of the Company. HLT is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 60% owned subsidiary of HLG. The amount of loan outstanding was HK$180 million at the end of the year. The loan is unsecured, bears interest at the actual interest cost payable by HLT to financial institutions unrelated to the Group, and is repayable on demand.

(e) During the year, Kornhill Recreation Club Limited, a wholly-owned subsidiary of the Company, paid a fixed sum fee of HK$0.9 million to a fellow subsidiary, Grand Hotel Group Limited, for the provision of administrative services to Kornhill Recreation Club.

(f) During the year, the Group paid HK$86.1 million to certain wholly-owned subsidiaries of HLG for the Group's share of administrative and rental services provided by these fellow subsidiaries. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the Group.

(g) The Group has contributed funds as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai and the amount outstanding at the end of the year was HK$1,095.8 million.

(h) A fellow subsidiary of the Company has contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the year was HK$312.3 million.

2000

(a) Agreement was entered into between Rioloy, a wholly-owned subsidiary of the Company, and HLAL, for HLAL to use the office premises situate at 26/F to 29/F of Standard Chartered Bank Building, Central for a period of 3 years from 1 September 1999 to 31 August 2002, at a monthly charge of HK$707,264 and monthly management fee of HK$158,029. HLAL is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 57.9% owned subsidiary of HLG. Income received and receivable therefrom by the Group for the financial year ended 30 June 2000 and each of the financial years ending 30 June 2001, 2002 and 2003 is HK$8.7 million, HK$10.4 million, HK$10.4 million and HK$1.7 million respectively. The transaction was negotiated in the ordinary and usual course of business of parties thereto and on normal commercial terms.

(b) There are three monthly licences between HLAL and Hang Lick, Pocaliton and Hang Chui, all wholly-owned subsidiaries of the Company, for the use of the exhibition hall of Queensway Plaza, a unit on Ground Floor of Vienna Mansion, Causeway Bay and some office spaces of Hang Lung Centre respectively for office and commercial use, on a month to month basis. HLAL is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 57.9% owned subsidiary of HLG. Aggregate monthly licence fees and management fees amount to HK$279,000 and HK$14,250 respectively and total amount received and receivable from HLAL under the three licences for both the financial year ended 30 June 2000 and the financial year ending 30 June 2001 is HK$3.5 million. All of the above licences were negotiated in the ordinary and the usual course of business of parties thereto and on normal commercial terms.

(c) HLT continued to provide a HK$720.0 million back-to-back loan to HLPT, a wholly-owned subsidiary of the Company. HLT is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 57.9% owned subsidiary of HLG. During the year, partial repayments of the loan were made and as at balance sheet date, the amount of loan outstanding was HK$180.0 million. The loan is unsecured, bears interest at the actual interest cost payable by HLT to financial institutions unrelated to the Group, and is repayable on demand.

25 RELATED PARTY TRANSACTIONS (continued)

(d) During the year, Kornhill Recreation Club Limited, a wholly-owned subsidiary of the Company paid a fixed sum fee of HK$0.9 million to a fellow subsidiary, Grand Hotel Group Limited for the provision of administrative services to Kornhill Recreation Club.

(e) During the year, the Group paid HK$82.0 million to certain wholly-owned subsidiaries of HLG for the Group's share of administrative and rental services provided by these fellow subsidiaries. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the Group.

(f) The Group has contributed funds as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai and the amount outstanding at the end of the year was HK$1,054.4 million.

(g) A fellow subsidiary of the Company has contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the year was HK$253.2 million.

1999

(a) During the year, the Group paid rental commission and administrative fees totalling HK$111.5 million to fellow subsidiaries for the provision of rental agency and administrative services. The amount payable by the Group is calculated by reference to turnover.

(b) On 17 June 1999, a wholly owned subsidiary of the Company, HLPT, obtained a back-to-back loan of HK$720.0 million from its fellow subsidiary, HLT. The loan is unsecured, bears interest at the actual interest cost payable by HLT to financial institutions unrelated to the Group, and is repayable on demand. As at balance sheet date, the amount outstanding was HK$720.0 million.

(c) The Group has contributed funds as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai, and the amount outstanding at the end of the year was HK$787.5 million.

(d) A fellow subsidiary of the Company has contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the year was HK$220.6 million.

26 ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company at 30 June 2001, 2000 and 1999 to be Hang Lung Group Limited which is incorporated in Hong Kong.

27 COMPARATIVE FIGURES

From year end 30 June 2001 onwards, analysis of the Group's profit before taxation from principal activities disclosed in note 2(b) is before deduction of administrative expenses as this is considered a better presentation of the Group's results. Accordingly, comparative figures for 2000 in this note have been reclassified to conform with the 2001 presentation.

28 PRINCIPAL SUBSIDIARIES

At 30 June 2001

Company	*Issued Share Capital (HK$)*	*% Held by The Group*	*% Held by The Company*	*Activity*	*Place of Incorporation and Operations*
Amoy International Treasury Limited	8	100	100	Financial services	British Virgin Islands
Antonis Limited	10,000	100	100	Property leasing	Hong Kong
AP City Limited*	2	100	—	Property leasing	Hong Kong
AP Joy Limited*	2	100	—	Property development	Hong Kong
AP Properties Limited*	20	85	—	Property development	Hong Kong
AP Success Limited*	2	100	—	Property leasing	Hong Kong
AP Universal Limited	2	100	—	Property leasing	Hong Kong
AP Win Limited	1,000,000	100	—	Property leasing	Hong Kong
AP World Limited*	2	100	100	Property development	Hong Kong
APW Finance Limited*	2	100	100	Financial services	Hong Kong
Bonna Estates Company Limited*	1,000,000	100	100	Property leasing	Hong Kong
Caddo Enterprises, Limited	4,000,000	100	—	Property leasing	Hong Kong
Carmana Limited	2	100	—	Property leasing	Hong Kong
Chi Pan Company, Limited	100,000	100	—	Property management	Hong Kong
Cititop Limited*	2	100	—	Property development	Hong Kong
Country Bond Development Limited*				Investment holding	Hong Kong
'A' shares	990	79.8	—		
'B' share	1	100	—		
Dokay Limited	2	100	—	Property leasing	Hong Kong
Easegood Enterprises Limited*	2	100	—	Investment holding	Hong Kong
Fu Yik Company Limited ..	3	100	—	Property leasing	Hong Kong
Gala Ruby Limited	2	100	100	Investment holding	Hong Kong
Gowily Limited*	2	100	—	Property leasing	Hong Kong
Hang Chui Company Limited*	2	100	—	Property leasing	Hong Kong
Hang Fine Company Limited*	200	100	—	Property leasing	Hong Kong
Hang Kwok Company Limited	10,000	100	—	Property leasing	Hong Kong
Hang Lick Company Limited	10,000	100	—	Property leasing	Hong Kong
Hang Lung Park-In Limited*	2	100	—	Property leasing	Hong Kong
HLP (China) Limited* (formerly known as Amoy Properties (China) Limited)	2	100	100	Investment holding	Hong Kong
HLP Treasury Limited* (formerly known as Amoy Treasury Limited)	2	100	100	Financial services	Hong Kong
HLP Treasury Services Limited (formerly known as Amoy Treasury Services Limited)	2	100	—	Investment holding	Hong Kong
Lakefield Estates Company Limited*	4	100	—	Property leasing	Hong Kong
Lockoo Limited	1,000,002	100	—	Property leasing	Hong Kong

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Mansita Limited	2	100	—	Property leasing	Hong Kong
Ottringham Limited	20	100	—	Property leasing	Hong Kong
Palex Limited	2	100	—	Property leasing	Hong Kong
Pocaliton Limited*	2	100	—	Property leasing	Hong Kong
Rago Star Limited*	2	100	—	Property leasing	Hong Kong
Rioloy Limited*	2	100	—	Property leasing	Hong Kong
Ronhero Limited	2	100	—	Property leasing	Hong Kong
Stooket Limited*	2	100	100	Property leasing	Hong Kong
Wai Luen Investment Company, Limited	100,000	100	—	Property leasing	Hong Kong
Wililoy Limited	2	100	—	Property leasing	Hong Kong
Yangli Limited	2	100	—	Property leasing	Hong Kong
Zarat Limited	2	100	—	Property leasing	Hong Kong

Equity Joint Venture in The People's Republic of China	*Registered Capital (US$)*	*% Held by The Group*	*% Held by The Company*	*Activity*	*Place of Incorporation and Operations*
Shanghai Hang Bond Property Development Co., Ltd.*	167,004,736	79	—	Property leasing	The People's Republic of China

* Audited by KPMG

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

29 JOINTLY CONTROLLED ENTITIES

At 30 June 2001

Company	*Issued Share Capital (HK$)*	*% Held by The Group*	*% Held by The Company*	*Activity*	*Place of Incorporation and Operations*
Country Link Enterprises Limited*	10,000	52.5#	—	Investment holding	Hong Kong
Ease Smart Development Limited*				Investment holding	Hong Kong
'A' share	1	—	—		
'B' share	1	100	—		
Star Play Development Limited	3	33.3	—	Property leasing	Hong Kong

Equity Joint Venture in The People's Republic of China	*Registered Capital (US$)*	*% Held by The Group*	*% Held by The Company*	*Activity*	*Place of Incorporation and Operations*
Shanghai Kong Hui Property Development Co., Ltd.*	165,000,000	47.3#	—	Property development & leasing	The People's Republic of China

* Audited by KPMG

\# Represents the Group's attributable interest in the commercial portion of the properties held either directly or indirectly by the jointly controlled entity.

ISSUER

HLP International Treasury Limited
P.O. Box 957
Offshore Incorporations Centre
Road Town
Tortola
British Virgin Islands

GUARANTOR

Hang Lung Properties Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road
Central
Hong Kong

AUDITORS OF THE GUARANTOR

KPMG
8th Floor
Prince's Building
Central
Hong Kong

TRUSTEE

The Bank of New York
48th Floor
One Canada Square
London E14 5AL

PRINCIPAL PAYING, CONVERSION AND TRANSFER AGENT

The Bank of New York
48th Floor
One Canada Square
London E14 5AL

LISTING AGENT

Dexia Banque Internationale à Luxembourg S.A.
69 Route d' Esch
L-2953 Luxembourg

REGISTRAR

The Bank of New York
Floor 21W
101 Barclay Street
New York
New York 10286

PAYING, CONVERSION AND TRANSFER AGENTS

Dexia Banque Internationale à Luxembourg S.A.
69 Route d' Esch
L-2953 Luxembourg

The Bank of New York
Hong Kong Branch
6th Floor
New Henry House
10 Ice House Street
Central
Hong Kong

LEGAL ADVISERS

To the Issuer
as to British Virgin Islands law

Harney Westwood & Riegels
Craigmuir Chambers
P.O. Box 71
Road Town
Tortola
British Virgin Islands

To the Issuer and the Guarantor
as to English and Hong Kong law

Johnson Stokes & Master
16-19th Floors
Prince's Building
10 Chater Road
Hong Kong

To CSFB and the Trustee
as to English and Hong Kong law

Linklaters
10th Floor
Alexandra House
Chater Road
Hong Kong

恒隆地產
HANG LUNG PROPERTIES

Printed by IFN Financial Press Limited

22259

Our Ref: SO-074-2002/HLGL

27th March, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: Hang Lung Group Limited
Hang Lung Properties Limited
Grand Hotel Holdings Limited
- Waiver from the requirement to issue the
Interim Reports in both English and Chinese Languages

We refer to the waiver granted by you from the requirements that the Interim Reports of the above 3 companies be issued in both English and Chinese languages to be sent to the members and securities holders, and also our announcement made on 6th August, 2001. Pursuant to Paragraph 5 referred to in the said announcement, we have pleasure in enclosing herewith a soft copy of both languages of the Interim Report of each of Hang Lung Group Limited, Hang Lung Properties Limited and Grand Hotel Holdings Limited for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

03 J.. 27 ...

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-078-2002/HLP

28th March, 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street
Central
Hong Kong

Attention: Mr. Joseph Wan

Dear Sirs,

Announcements re: 3.4% Guaranteed Convertible Bonds due 2007 ("the Bonds")

We refer to the press announcements of Hang Lung Properties Limited in respect of the Bonds made on 6th, 7th and 8th March, 2002 and appeared in South China Morning Post and Hong Kong Economic Times on 7th, 8th and 11th March, 2002 and enclose herewith 7 copies each of the said announcements, in English and Chinese versions, for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
/rh

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

Proposed Issue of Convertible Bonds due 2007

SUMMARY

The Directors announce that the Company, the Issuer and CSFB entered into a conditional subscription agreement dated 6 March 2002 pursuant to which CSFB has agreed to subscribe or to procure subscribers for the Bonds in an aggregate principal amount of HK$1.5 billion. The Bonds are convertible into ordinary shares of HK$1.00 each in the share capital of the Company and the payment obligations of the Issuer will be guaranteed by the Company. The Issuer intends to apply for the listing of the Bonds on the Luxembourg Stock Exchange.

The Issuer has granted to CSFB an over-allotment option which can be exercised, in whole or in part and on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further HK$250 million in aggregate principal amount of Bonds. In the case of the exercise of the Option in full, the aggregate principal amount of Bonds would be HK$1.75 billion.

The Bonds will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities, in compliance with any applicable laws and regulations. None of the Bonds are being offered to the public in Hong Kong and none of the Bonds will be placed to any connected persons (as defined in the Listing Rules) of the Company.

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued and allotted upon conversion of the Bonds.

The estimated net proceeds from the issue of the Bonds amount to approximately HK$1.45 billion, assuming the Option is not exercised. The proceeds are currently intended to be used for general corporate and working capital purposes of the Group.

A further announcement will be made after the Pricing Date with the final pricing terms of the Bonds.

Introduction

The Directors announce that on 6 March 2002 the Company entered into the Subscription Agreement with the Issuer and CSFB in connection with the issue of the Bonds in an aggregate principal amount of HK$1.5 billion plus an over-allotment option of HK$250 million.

Conditional Subscription Agreement

Date:	6 March 2002
Parties:	Issuer CSFB Company as guarantor

CSFB is the sole bookrunner and lead manager in respect of the subscription and issue of the Bonds.

Subject to the fulfilment of the conditions in the Subscription Agreement, CSFB has agreed, amongst other things, to subscribe or to procure subscribers for the Bonds.

The Bonds will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities, in compliance with any applicable laws and regulations. None of the Bonds are being offered to the public in Hong Kong and none of the Bonds will be placed to any connected persons (as defined in the Listing Rules) of the Company.

The Issuer has granted to CSFB an over-allotment option which can be exercised, in whole or in part and on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further HK$250 million in aggregate principal amount of Bonds. In the case of the exercise of the Option in full, the aggregate principal amount of Bonds would be HK$1.75 billion.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, amongst other things:

1. an application having been made by or on behalf of the Issuer to the Luxembourg Stock Exchange to have the Convertible Bonds listed; and
2. the Stock Exchange granting listing of, and permission to deal in, the Shares which may fall to be issued upon conversion of the Bonds (or CSFB being satisfied that such listing will be granted on or before the Closing Date).

Certain undertakings relating to the Subscription Agreement

Neither the Issuer, the Company nor any of their respective subsidiaries or other affiliates over which it exercises management or voting control, nor any person acting on its or their behalf will, for a period of 90 days after the Closing Date (and, if any Optional Bonds are issued after the closing date for the Optional Bonds), without the prior written consent of CSFB (such consent not to be unreasonably withheld), issue, offer, sell, contract to sell, pledge or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal) securities issued or guaranteed by it and having a maturity of more than one year from the date of issue, any Shares or securities convertible or exchangeable into or exercisable for Shares or warrants or other rights to purchase Shares or any security or financial product whose value is determined directly or indirectly by reference to the price of the underlying securities, including equity swaps, forward sales and options or American Depositary Shares representing the right to receive any such securities except issuances of Shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of the Subscription Agreement, or the exercise of any other employee stock options outstanding on the date of the Subscription Agreement.

Hang Lung Group Limited will undertake that it will not and it will procure that all the companies controlled (whether directly or indirectly) by it and which directly hold any Shares or any interest in any Shares will not for a period from the date of such undertaking up to and including the 90th day following the Closing Date, amongst other things, sell, charge, dispose of or enter into any agreement or arrangement to sell, charge or dispose of any Shares or any interest therein whatsoever and howsoever save as regards any disposal of Shares for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger and consolidation on terms approved by the trustee of the Bonds or by an extraordinary resolution of the Bondholders (as defined in the Trust Deed).

Principal Terms of the Bonds

The principal terms of the Bonds, which will be constituted by the Trust Deed, are summarised as follows:

Issuer	Top Invest Finance Limited (to be renamed HLP International Treasury Limited)
Guarantor	Hang Lung Properties Limited
Sole bookrunner and lead manager	CSFB
Principal amount	HK$1.5 billion, or up to HK$1.75 billion in the case of the exercise of the Option in full.
Maturity Date	Five years after the date on which the Bonds are issued.
Issue price	100 per cent. of the principal amount of the Bonds.
Interest	The Bonds will bear interest from (and including) the Closing Date at a rate, to be determined on the Pricing Date, in the range of 2.9 per cent. to 3.4 per cent. per annum on the principal amount of each Convertible Bond, payable semi-annually in arrear up to and including the Maturity Date.
Conversion rights	Holders of the Bonds have the right at any time on and after 30 days after the Closing Date up to the close of business 7 days before the Maturity Date to convert the Bonds into Shares. The number of Shares issued on conversion will be determined by dividing the principal amount of the Convertible Bond to be converted by the Conversion Price in effect on the date of conversion.
Conversion price	The initial conversion price at which a Share will be issued on conversion will be, as determined on the Pricing Date, at a premium of between 9 per cent. and 14 per cent. to the lower of the closing price, and the volume weighted average price, of the Shares on the Pricing Date. The conversion price will be subject to adjustment as provided in the Terms and Conditions.
Redemption at maturity	Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the Terms and Conditions, the Bonds will be redeemed at 100 per cent. of their principal amount, plus accrued interest, on the Maturity Date.
Redemption at the option of the Issuer	The Issuer may, on or at any time after the second anniversary of the Closing Date and prior to the Maturity Date, redeem all (in the circumstances described in (ii) below), or from time to time, redeem some only, in an aggregate principal amount being at least 10 per cent. of the initial issue size, and not more than 25 per cent. of the initial size, of the Bonds at their principal amount together with interest accrued to but excluding the date of redemption, if (i) the Closing Price (as defined in the Terms and Conditions) for each of 30 consecutive Trading Days (as defined in the Terms and Conditions), the last of which occurs not more than 5 Trading Days prior to the date upon which notice of such redemption is published, shall be at least 115 per cent. of the conversion price or (ii) at least 90 per cent. in principal amount of the Bonds has already been redeemed, converted or purchased and cancelled.
Redemption at the option of the Bondholders	The Bonds may be redeemed, at the option of the Bondholders, (i) at the relevant redemption date in the event of occurrence of Change of Control (as defined in the Terms and Conditions) of the Company; and/or (ii) on the third anniversary of the Closing Date at 100 per cent. of their principal amount plus accrued interest.
Form	The Bonds will be in registered form only and in denominations of HK$10,000 each. The Bonds will be represented by a single permanent global bond in registered form without coupons attached which will be deposited on or about the Closing Date with a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, *societe anonyme*.
Guarantee	The due payment of all sums expressed to be payable by the Issuer under the Trust Deed and the Bonds will be unconditionally and irrevocably guaranteed by the Company.
Status	The Bonds will constitute direct, senior, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank pari passu and without any preference or priority among themselves. The obligations of the Issuer in respect of the Bonds and the Company under the Guarantee (as defined above), respectively, shall rank at least equally with all its other respective present and future unsecured and unsubordinated obligations.
Negative pledge	The Issuer and the Company will each give a negative pledge in relation to its International Investment Securities. "International Investment Securities" means bonds, debentures, notes or other investment securities which are for the time being, or are capable of being, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other securities market outside Hong Kong.
Listing	Application will be made for the listing of the Bonds on the Luxembourg Stock Exchange. No application will be made for the listing of, and permission to deal in, the Bonds on any other stock exchange. The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued upon conversion of the Bonds.

Conversion Shares

For illustrative purposes and assuming a conversion price of HK$8.88 per Share (based on, for the purpose of this illustration, a premium of 9 per cent. to a closing price of the Shares on 6 March 2002):

1. the aggregate principal amount of the Bonds of HK$1.5 billion are convertible into approximately 169 million new Shares representing approximately 5.84 per cent. of the existing issued share capital of the Company and approximately 5.52 per cent. of the issued share capital of the Company as enlarged by the issue of the Conversion Shares; and
2. in the event of the exercise of the Option in full, the aggregate principal amount of the Bonds of HK$1.75 billion are convertible into approximately 197 million new Shares representing approximately 6.81 per cent. of the existing issued share capital of the Company and approximately 6.38 per cent. of the issued share capital of the Company as enlarged by the issue of the Conversion Shares,

in each case without taking into account (for the calculation of the percentage of the enlarged issued share capital) any Shares which may fall to be issued under the convertible cumulative preference shares which have been issued by the Company.

The Conversion Shares will be issued pursuant to the general mandate given to the Directors at the annual general meeting of the Company held on 23 November 2001.

Use of the proceeds

The estimated net proceeds from the issue of the Bonds amounts to approximately HK$1.45 billion, assuming the Option is not exercised. The proceeds from the issue of the Bonds are currently intended to be used for general corporate and working capital purposes of the Group.

Reasons for and benefits of the issue of Bonds

The issue of the Bonds will, upon completion, raise immediate net funds for the Company of approximately HK$1.45 billion, assuming the Option is not exercised. These funds can be used by the Group for general corporate and working capital purposes. This will enhance the financing flexibility of the Group, which the Directors consider to be beneficial to the Group and the shareholders of the Company taken as a whole.

A further announcement will be made after the Pricing Date with the final pricing terms of the Bonds.

Undertaking

The Company has undertaken to the Stock Exchange to promptly notify the Stock Exchange if it is aware of any dealings in the Bonds by any connected persons (as defined in the Listing Rules) of the Company.

Terms used in this Announcement

"Bondholders"	holders of the Bonds
"Closing Date"	On or about 27 March 2002 or such other date as may be agreed by the Issuer and CSFB
"Company"	Hang Lung Properties Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Conversion Shares"	the Shares to be issued upon conversion of the Bonds
"Bonds"	Convertible bonds denominated in Hong Kong dollars to be issued by the Issuer and guaranteed by the Company under the Subscription Agreement and including, where the context requires, the Optional Bonds
"CSFB"	Credit Suisse First Boston (Hong Kong) Limited
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the legal currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issuer"	Top Invest Finance Limited (to be renamed HLP International Treasury Limited), a wholly-owned subsidiary of the Company incorporated under the laws of the British Virgin Islands
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the fifth anniversary of the Closing Date
"Option"	the over-allotment option granted by the Issuer to CSFB, which can be exercised, in whole or in part and on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further HK$250 million aggregate principal amount of Bonds
"Optional Bonds"	the additional Bonds issued on exercise, in whole or in part, of the Option by CSFB
"Pricing Date"	8 March 2002
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreement"	the conditional subscription agreement dated 6 March 2002 entered into between the Company, the Issuer and CSFB in connection with the issue of the Bonds
"Terms and Conditions"	the terms and conditions of the Bonds scheduled to the Subscription Agreement
"Trust Deed"	the trust deed to be entered into between the Issuer, the Company and the trustee (to be appointed)
"US Person(s)"	any person or entity deemed to be a US person for purposes of Regulation *S* under the Securities Act of 1933, as amended

By Order of the Board
Robin S.W. Ching
Company Secretary

Hong Kong, 6 March 2002

恒 隆 地 產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

Proposed Issue of HK$ Convertible Bonds due 2007

SUMMARY

Reference is made to the Company's announcement dated 6 March 2002 in relation to a proposed issue of HK$ convertible bonds due 2007, convertible into the ordinary shares of, and guaranteed by, the Company in respect of which (a) the aggregate principal amount of the Bonds has been increased from HK$1.5 billion to HK$2 billion, or, in the case of the exercise of the Option (which remains the same) in full, up to HK$2.25 billion; (b) the initial conversion price has now been fixed at HK$9.00 and (c) the interest rate has been fixed at 3.4 per cent. per annum.

The Directors refer to the announcement of Hang Lung Properties Limited dated 6 March 2002. Terms used in this announcement shall have the same meanings as in the announcement dated 6 March 2002, unless otherwise defined herein. Pursuant to the terms and conditions of the Subscription Agreement, on 7 March 2002 (the "Pricing Date"), the conversion price at which a Share will be issued on the conversion of the Bonds has been fixed at HK$9.00 per Share and the rate of interest on the Bonds has been fixed at 3.4 per cent. per annum. In addition, the aggregate principal amount of the Bonds has been increased from HK$1.5 billion to HK$2 billion, or, in the case of the exercise of the Option (which remains the same) in full, up to HK$2.25 billion.

The conversion price of HK$9.00 represents a conversion premium of approximately 11 per cent. to the closing price of HK$8.10 per Share, as quoted on the Stock Exchange on the Pricing Date.

Based on the conversion price of HK$9.00 per Share:

1. the aggregate principal amount of the Bonds of HK$2.0 billion are convertible into approximately 222 million new Shares, representing approximately 7.7 per cent. of the existing issued share capital of the Company and approximately 7.1 per cent. of the issued share capital of the Company as enlarged by the issue of the Conversion Shares; and

2. in the event of the exercise of the Option in full, the aggregate principal amount of the Bonds of HK$2.25 billion are convertible into approximately 250 million new Shares, representing approximately 8.7 per cent. of the existing issued share capital of the Company and approximately 8.0 per cent. of the issued share capital of the Company as enlarged by the issue of the Conversion Shares,

in each case, without taking into account (for the calculation of the percentage of the enlarged issued share capital) any Shares which may fall to be issued under the convertible cumulative preference shares which have been issued by the Company.

By Order of the Board
Robin S.W. Ching
Company Secretary

Hong Kong, 7 March 2002

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

Proposed Issue of HK$2.25 Billion 3.4% Convertible Bonds due 2007

SUMMARY

Reference is made to the Company's announcements dated 6 March 2002 and 7 March 2002 respectively in relation to a proposed issue of HK$ convertible bonds due 2007, convertible into the ordinary shares of, and guaranteed by, the Company in respect of which the Option has now been fully exercised.

The Directors refer to the announcements (the "Announcements") of Hang Lung Properties Limited dated 6 March 2002 and 7 March 2002 respectively. Terms used in this announcement shall have the same meanings as in the Announcements.

Pursuant to the terms and conditions of the Subscription Agreement, on 8 March 2002, CSFB has given notice to the Issuer to exercise the Option in full. Accordingly, the aggregate principal amount of the Bonds shall be HK$2.25 billion.

By Order of the Board
Terry S. Y. Ng
Executive Director

Hong Kong, 8 March 2002

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 March 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 April 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2,889,333,907	112,435	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ *Exercise price: HK$* ______ 2. ______ *Exercise price: HK$* ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price: HK$* 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

Our Ref: SO-088-2002/HLPL

15th April, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sirs,

Re: Hang Lung Properties Limited
Interim Report 2001-2002

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

恒隆地產
HANG LUNG PROPERTIES

恒隆地產有限公司

HANG LUNG PROPERTIES LIMITED

Interim Report 2001-2002

To Our Shareholders

On 18 December 2001, you approved the change of your Company's name from "Amoy Properties Limited" to "Hang Lung Properties Limited". Concurrently, our parent "Hang Lung Development Company, Limited" became "Hang Lung Group Limited". This follows an earlier decision to restructure the group and put all future real estate development projects into your firm. The move rationalizes the activities of the group resulting in better usage of resources. With the exception of a few projects which for technical reasons must remain at the parent, all property related operations will be concentrated in one entity. Your board believes that it is to shareholders' benefit to capitalize on the goodwill associated with the longstanding and highly recognizable name of "Hang Lung".

Results and Dividend

In the six months ended 31 December 2001, turnover fell 23% to $1,242.6 million. Net profit attributable to ordinary shareholders retreated by 24% to $633.9 million. Your board declares an interim dividend of 11 cents per ordinary share payable on 28 March 2002 to ordinary shareholders of record on 22 March 2002. This is the same amount paid a year ago.

Operations Review

In the six months under review, we continue to sell apartments at Garden Terrace. The fact that less units were sold and at slightly lower prices than a year ago, explains the drop in total revenue as well as net profit.

Gross rent and net income from Hong Kong leasing activities both stood at about the same levels as the year before. Since our two Shanghai projects — The Grand Gateway and Plaza 66 — are now contributing, total rental income has risen.

Not counting the insignificant industrial sector, the overall occupancy rate of our Hong Kong portfolio was slightly over 92%. Offices and high end residential have been hurt more than retail space. This is a reflection of market reality as well as the fact that shopping centers can be more proactively managed. We constantly alter trade and tenant mix as market sentiments change.

Prospects

Looking ahead, we remain cautious about development projects. On the one hand, as a result of prudent acquisitions in 1999 and 2000 we are well positioned in the best segment of the business — we own some of the best in-town residential land at very competitive prices. On the other, we are in no hurry to buy more. Land supply in coming years is plentiful while demand is still weak. Although transaction volume has picked up somewhat, prices have not. The former is perhaps not surprising given an all-time low mortgage rate of around 2.65%, a ten-month government moratorium to sell subsidized housing, and every conceivable sales gimmick employed by developers. Stagnating prices, however, point to a lack of buyer confidence which is a cause for concern.

Office and high end apartment rental will remain lethargic for some time to come. There is nothing in the horizon to change that. In fact, new supply will rise in the coming years. The only bright spot in the leasing front comes from Shanghai.

Since there will not be many property sales activities beyond Garden Terrace until the second half of 2002, profit for the present fiscal year is expected to underperform that of the 12-months before.

On Behalf of the Board
Ronnie C. Chan
Chairman

Hong Kong, 1 March 2002

Overview

Turnover decreased by 22.6% to $1,242.6 million primarily due to the decrease in property sales as only 17 residential units of Garden Terrace were sold during the period compared to 35 units for the corresponding period last year.

Finance costs decreased by 25% to $116.5 million as interest rates on bank borrowings dropped during the period, coupled with an increase in interest capitalised to projects under development.

Net profit was $633.9 million, a decrease of 23.7% from the previous period's figure.

Property Development

The Harbourside, our Airport Railway Kowloon Station Package Four Development project, is scheduled for sale either in late 2002 or early 2003.

Construction of the Hing Wah Street West and Hoi Fai Road projects is both progressing well and the former should be available for sale in the second half of 2002.

Property Leasing

During the period under review, rental turnover generated by our commercial, office, residential and industrial properties increased by 8.1% to $936.8 million. Profit before taxation from our leasing operations increased by 5.6% to $717.1 million. The increase in rental turnover and profit is due to additional contributions from Shanghai projects.

Hong Kong

Our residential project at Stubbs Road, The Summit received its occupation permit in January 2002. This 70-storey residential tower comprises 52 luxury duplex units and 2 double duplex units and leasing activity will commence in the first quarter of 2002.

Shanghai

By the end of December, the 99,200 sq.m. retail complex of The Grand Gateway, the largest modern shopping mall in Shanghai, was fully leased.

Plaza 66, our newly completed project in Shanghai, had its Grand Opening in July 2001. The 50,100 sq.m. mall is nearly fully leased and the ground level features one of the biggest collections of international name brands in the city, including Chanel, Cartier and Louis Vuitton and is attracting high customer traffic. Its 66-storey office tower is fully leased and is occupied mostly by major multinational companies.

Finance

The Group's consolidated net debt at 31 December 2001, being bank borrowings less cash and bank deposits, amounted to $6,307 million compared to net debt of $5,227.6 million at 30 June 2001. The increase was mainly due to capital expenditures on the Group's property development projects.

* * * * *

Interim Dividend and Closure of Register of Members

The directors have declared an interim dividend of 11 cents (2000: 11 cents) per ordinary share for the 6 months ended 31 December 2001 payable on 28 March 2002 to ordinary shareholders whose names appear on the Register of Members on 22 March 2002. The Register of Members will be closed from 19 March 2002 to 22 March 2002, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed interim ordinary dividend, all transfers accompanied by the relevant ordinary share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 18 March 2002.

Purchase, Sale or Redemption of Listed Securities

During the six months ended 31 December 2001, the Company repurchased a total of 1,779,500 ordinary shares of $1.00 each of the Company on The Stock Exchange of Hong Kong Limited at prices ranging from $7.10 to $7.55 per ordinary share. The aggregate consideration of $13.2 million paid was charged against retained profits and the nominal value of the ordinary shares repurchased of $1,779,500 was transferred to capital redemption reserve. All of these ordinary shares had been cancelled by the Company upon repurchase.

Save as aforesaid, the Company and its subsidiaries had not purchased, sold or redeemed any of the Company's listed securities during the accounting period.

Compliance with the Code of Best Practice

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors' Interests in Shares

As at 31 December 2001, the interests of each director and their associates in the issued share capital of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are set out on Table 1.

During the accounting period, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for equity or debt securities of the Company.

Substantial Shareholders' Interests in Shares

As at 31 December 2001, the interests of every person, other than directors of the Company, in the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance are set out on Table 2.

Table 1: Directors' Interests in Shares

The Company

	Ordinary Shares of $1.00 each			
	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	—	—	—	—
S.S. Yin	—	—	—	—
Nelson W.L. Yuen	—	—	—	—
Ronald J. Arculli	14,737	—	709,609	—
Laura L.Y. Chen	—	—	—	—
H.K. Cheng	—	—	—	—
Wilfred S.L. Ho	—	—	—	—
P.W. Liu	—	—	—	—
Terry S.Y. Ng	—	—	—	—

Hang Lung Group Limited

	Shares of $1.00 each				Share Options#
	Personal Interests	Family Interests	Corporate Interests	Other Interests	Personal Interests
Ronnie C. Chan	—	—	—	339,034,580 (Note)	—
S.S. Yin	—	—	—	—	—
Nelson W.L. Yuen	—	—	—	—	2,500,000
Ronald J. Arculli	581,775	—	508,200	—	—
Laura L.Y. Chen	—	—	—	—	—
H.K. Cheng	—	—	—	—	—
Wilfred S.L. Ho	—	—	—	—	1,250,000
P.W. Liu	—	—	—	—	—
Terry S.Y. Ng	—	—	—	—	1,250,000

not yet exercised

Table 1: Directors' Interests in Shares (Continued)

Grand Hotel Holdings Limited

		Number of Shares			
	Class*	Personal Interests	Family Interests	Corporate Interests	Other Interests
Ronnie C. Chan	A	—	—	—	15,765,607 (Note)
	B	—	—	—	20,396,065 (Note)
S.S. Yin		—	—	—	—
Nelson W.L. Yuen		—	—	—	—
Ronald J. Arculli	A	3,021	—	168,858	—
	B	3,515	—	196,470	—
Laura L.Y. Chen		—	—	—	—
H.K. Cheng		—	—	—	—
Wilfred S.L. Ho		—	—	—	—
P.W. Liu		—	—	—	—
Terry S.Y. Ng		—	—	—	—

* A: 'A' Shares of $0.10 each B: 'B' Shares of $0.01 each

Note

These shares were held by a trust of which associate of Mr. Ronnie C. Chan is a member of a wide class of discretionary objects.

Table 2: Substantial Shareholders' Interests in Shares

	Number of Ordinary Shares Held
Cole Limited	1,765,931,170 (a)
Hang Lung Group Limited	1,737,598,070 (b)
Prosperland Housing Limited	1,267,523,511 (c)
Purotat Limited	352,074,500 (c)

Notes

(a) Cole Limited was deemed to be interested in 1,737,598,070 ordinary shares held by Hang Lung Group Limited and its subsidiaries, which number of ordinary shares were included in the above-mentioned number of 1,765,931,170.

(b) Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,523,511 ordinary shares held by Prosperland Housing Limited, 352,074,500 ordinary shares held by Purotat Limited, and 118,000,059 ordinary shares held by other subsidiaries.

(c) The 1,267,523,511 ordinary shares held by Prosperland Housing Limited and the 352,074,500 ordinary shares held by Purotat Limited were included in the above-mentioned number of 1,737,598,070 ordinary shares held by Hang Lung Group Limited.

CONSOLIDATED INCOME STATEMENT

For the six months ended 31 December 2001 (Unaudited)

	Note	**2001 HK$Million**	2000 HK$Million
Turnover	2	**1,242.6**	1,604.6
Other revenue		**55.6**	142.7
Direct costs and operating expenses		**(441.8)**	(616.1)
Administrative expenses		**(39.5)**	(42.9)
Profit from operations before finance costs		**816.9**	1,088.3
Finance costs	3	**(116.5)**	(155.3)
Operating profit		**700.4**	933.0
Share of results of jointly controlled entities		**29.2**	21.4
Profit before taxation	2 & 3	**729.6**	954.4
Taxation	4(a)	**(61.7)**	(99.9)
Profit after taxation		**667.9**	854.5
Minority interests		**(9.9)**	—
		658.0	854.5
Preference dividend	5	**(24.1)**	(24.1)
Net profit attributable to ordinary shareholders		**633.9**	830.4
Interim dividend at 11¢ (2000: 11¢) per ordinary share		**317.8**	318.0
Earnings per ordinary share	6	**21.9¢**	28.7¢

The annexed notes form part of the interim financial statements.

CONSOLIDATED BALANCE SHEET

At 31 December 2001 (Unaudited)

	Note	**31/12/2001 HK$Million**	30/6/2001 HK$Million
ASSETS			
Non-current assets			
Fixed assets		**27,807.1**	27,928.7
Interest in jointly controlled entities		**1,477.5**	1,449.0
Loans and investments		**20.5**	13.9
		29,305.1	29,391.6
Current assets			
Properties under development		**7,825.7**	7,290.0
Trade and other receivables	7	**149.0**	139.6
Cash and deposits with banks		**3,788.0**	3,724.8
		11,762.7	11,154.4
Current liabilities			
Bank loans and overdrafts		**470.0**	2,182.4
Trade and other payables	8	**1,374.3**	1,633.2
Taxation	4(b)	**249.5**	296.3
Preference dividend payable		**6.0**	30.2
		2,099.8	4,142.1
Net current assets		**9,662.9**	7,012.3
Total assets less current liabilities		**38,968.0**	36,403.9
Non-current liabilities			
Bank loans		**9,625.0**	6,770.0
Other borrowings		**1,370.6**	1,389.5
		10,995.6	8,159.5
Minority interests		**412.5**	386.9
NET ASSETS		**27,559.9**	27,857.5
CAPITAL AND RESERVES			
Share capital	9	**3,732.6**	3,734.4
Reserves		**23,509.5**	23,284.7
Proposed ordinary dividend		**317.8**	838.4
Shareholders' funds		**27,559.9**	27,857.5

The annexed notes form part of the interim financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31 December 2001 (Unaudited)

	2001 HK$Million	2000 HK$Million
Net cash inflow/(outflow) from operating activities	**36.3**	(563.6)
Net cash outflow from returns on investments and servicing of finance	**(1,053.2)**	(907.7)
Hong Kong profits tax paid	**(106.3)**	(131.1)
Net cash inflow from investing activities	**56.8**	88.7
Net cash outflow before financing	**(1,066.4)**	(1,513.7)
Net cash inflow from financing	**1,129.5**	12.0
Increase/(Decrease) in cash and cash equivalents	**63.1**	(1,501.7)
Cash and cash equivalents at 1 July	**3,722.9**	4,836.8
Cash and cash equivalents at 31 December	**3,786.0**	3,335.1
Analysis of the balances of cash and cash equivalents		
Cash and deposits with banks	**3,788.0**	3,341.7
Bank overdrafts	**(2.0)**	(6.6)
	3,786.0	3,335.1

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the six months ended 31 December 2001 (Unaudited)

	2001 HK$Million	2000 HK$Million
Net gains not recognised in the consolidated income statement	**—**	1.2
Net profit for the period	**633.9**	830.4
Less: Realisation of capital reserves on disposal of investment properties	**(80.3)**	(293.8)
Total recognised gains	**553.6**	537.8

Notes

1. Basis of preparation

The interim financial statements are unaudited and have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" and Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited. The same accounting policies and methods of computation adopted in the annual financial statements for the year ended 30 June 2001 have been applied to the interim financial statements except the Group has adopted the new and revised SSAPs with effect from 1 July 2001 as described below.

(a) *Proposed dividends*

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividend declared or proposed after balance sheet date are not recognised as a liability at balance sheet date but recognised as a separate component of shareholders' funds. This change in accounting policy has been applied retrospectively so that the proposed final ordinary dividend amounting to HK$838.4 million previously recorded as a current liability as at 30 June 2001 has been restated, resulting an increase in shareholders' funds from HK$27,019.1 million to HK$27,857.5 million.

(b) *Segment reporting*

In note 2 to these interim financial statements, the Group has disclosed segment revenue and results as defined under SSAP 26 "Segment reporting". In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format. Comparative information has been given.

1. Basis of preparation (continued)

(c) *Goodwill/negative goodwill*

In prior years, goodwill/negative goodwill arising on consolidation of subsidiaries and jointly controlled entities, representing the excess/shortfall of the cost of the acquisition over the appropriate share of the fair value of the separable net assets at the date of acquisition, was taken to reserves in the year in which it arose. On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill/negative goodwill is included in calculating the profit or loss on disposal.

With effect from 1 July 2001, the Group adopted an accounting policy to recognise goodwill as an asset which is amortised on a straight-line basis over its estimated useful life and for negative goodwill to be recognised in the consolidated income statement in accordance with the provisions of SSAP 30 "Business combinations". On disposal of a subsidiary or jointly controlled entity, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement is included in the calculation of the profit or loss on disposal.

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill/negative goodwill that arose from acquisitions prior to 1 July 2001, which has been previously taken to reserves.

2. Segment information

	Turnover 2001 HK$Million	Turnover 2000 HK$Million	Profit before taxation 2001 HK$Million	Profit before taxation 2000 HK$Million
(a) Business segment				
Property leasing	**936.8**	866.7	**717.1**	678.8
Property sales	**305.8**	737.9	**83.7**	309.7
	1,242.6	1,604.6	**800.8**	988.5
Interest income			**55.6**	142.7
Administrative expenses			**(39.5)**	(42.9)
Finance costs			**(116.5)**	(155.3)
			700.4	933.0
Share of results of jointly controlled entities			**29.2**	21.4
			729.6	954.4
(b) Geographical segment				
Group				
— Hong Kong	**1,154.8**	1,604.6	**753.7**	988.5
— Mainland China	**87.8**	—	**47.1**	—
	1,242.6	1,604.6	**800.8**	988.5
Jointly controlled entities				
— Hong Kong			**15.4**	12.4
— Mainland China			**13.8**	9.0
			830.0	1,009.9
Interest income			**55.6**	142.7
Administrative expenses			**(39.5)**	(42.9)
Finance costs			**(116.5)**	(155.3)
			729.6	954.4

For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with current period's classification.

3. Profit before taxation

	2001 HK$Million	2000 HK$Million
Profit before taxation is arrived at after charging/(crediting):		
Finance costs		
Interest on borrowings	**224.5**	231.0
Other ancillary borrowing costs	**8.9**	13.4
Total borrowing costs	**233.4**	244.4
Less: Borrowing costs capitalised	**(116.9)**	(89.1)
	116.5	155.3
Depreciation	**14.7**	14.2
Interest income	**(55.6)**	(142.7)

4. Taxation

(a) Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2001 HK$Million	2000 *HK$Million*
Group		
— Hong Kong	**59.5**	98.1
Jointly controlled entities		
— Hong Kong	**2.2**	1.8
	61.7	99.9

(b) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the grounds of prudence.

5. Preference dividend

The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2001.

6. **Earnings per ordinary share**

The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$633.9 million (2000: HK$830.4 million) and the weighted average number of 2,890.3 million (2000: 2,891.1 million) ordinary shares in issue during the period.

No diluted earnings per ordinary share is presented for both periods as the Company's convertible cumulative preference shares did not give rise to any dilution.

7. **Trade and other receivables**

Included in trade and other receivables are trade debtors with the following ageing analysis:

	31/12/2001 *HK$Million*	30/6/2001 *HK$Million*
Within 1 month	**39.9**	34.0
1 - 3 months	**9.1**	4.8
Over 3 months	**2.1**	4.2
	51.1	43.0

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

8. **Trade and other payables**

Included in trade and other payables are trade creditors with the following ageing analysis:

	31/12/2001 *HK$Million*	30/6/2001 *HK$Million*
Within 1 month	**226.1**	222.1
Over 3 months	**307.9**	390.9
	534.0	613.0

9. Share capital

	31/12/2001 HK$Million	30/6/2001 HK$Million
Issued and fully paid		
2,889,333,907 (30/6/2001: 2,891,113,407) ordinary shares of HK$1 each	**2,889.3**	2,891.1
112,435 (30/6/2001: 112,435) 5.5% convertible cumulative preference shares of HK$7,500 each	**843.3**	843.3
	3,732.6	3,734.4

Repurchase of ordinary shares

During the period, the Company repurchased 1,779,500 of its own ordinary shares on The Stock Exchange of Hong Kong Limited, details of which are shown below:

Month	Number of ordinary shares	Highest price paid HK$	Lowest price paid HK$	Aggregate consideration paid HK$Million
October 2001	1,779,500	7.55	7.10	13.2

The aggregate consideration of HK$13.2 million paid was charged against retained profits and the nominal value of the ordinary shares repurchased of HK$1.8 million was transferred to capital redemption reserve. All such ordinary shares were cancelled upon repurchase.

10. Capital commitments

At 31 December 2001, capital commitments contracted but not provided for, amounted to HK$118.6 million (30/6/2001: HK$213.7 million).

11. Related party transactions

(a) The Group contributed funds as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai and the amount outstanding at 31 December 2001 was HK$1,110.5 million (30/6/2001: HK$1,095.8 million).

(b) A fellow subsidiary of the Company contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at 31 December 2001 was HK$317.4 million (30/6/2001: HK$312.3 million).

(c) During the period, the Group repaid the back-to-back loan provided by a wholly-owned subsidiary of Hang Lung Group Limited of HK$180 million. The loan was unsecured, interest-bearing and was repayable on demand.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 April 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 May 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares
2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2,889,333,907	112,435	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares Convertible price: HK$ 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month: N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-109-2002/HLP

8th May, 2002

Companies Registry
14/F., Queensway Government Offices
66 Queensway
Hong Kong

Dear Sirs,

Re: Re-printed Memorandum and Articles of Association

Please be advised that the Memorandum and Articles of Association had been re-printed and a certified copy of the same is enclosed herewith for your records.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Esther Li
Assistant Company Secretary

Encl.
EL/rh

HANG LUNG REAL ESTATE AGENCY LIMITED 26/F Standard Chartered Bank Bldg., 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686033
恒隆地產代理有限公司 香港中環德輔道中四號渣打銀行大廈二十六樓 電話:28790111 傳真:28686033

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Incorporated the 19th day of December, 1949

Hong Kong

Re-printed by

ACOTA LIMITED
2002

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

Incorporated the 19th day of December, 1949

Hong Kong

Re-printed by

ACOTA LIMITED
2002

Company No. 2970

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Resolution Passed on 22nd November, 2002

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:00 a.m., the following Special Resolution was duly passed :-

"That the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) inserting the words "(including an electronic communication)" after the words "non-transitory form" in the definition of ""writing" or "printing""; and

(b) inserting after the expression "newspaper" the following new expression:

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;

"communication" shall include a communication comprising sounds or images or both;

"electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunications system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;

B. by adding the following at the end of Article 167(B):

"(C) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the

obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents.

(D) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents.";

C. by adding the following after the words "Chinese language newspaper" in the seventh line in Article 171:

"or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a notice of availability"). The notice of availability may be given to members by placing it on the Company's computer network or by electronic communication or any of the means set out in this Article.";

D. by adding the word "or documents" after the words "In the case of joint holders of a share, all notices" in the seventh line in Article 171;

E. by altering Article 173 in the following manner:

(a) adding the word "or document" after the words "Any notice" in the first line in Article 173; and

(b) adding the following at the end of Article 173:

"Any notice or document sent by electronic communication shall be deemed to be given on the day on which it is transmitted from the server or other transmitting device of the Company or its agent. A document placed on the Company's computer network is deemed sent by the Company on the day following that on which a notice of availability is deemed served on the member. A notice of availability placed on the Company's computer network is deemed served on the member on the day it is uploaded onto the Company's computer network.";

F. by adding the words "or served by any means permitted by and" after the words "registered address of any member" in second line in Article 176"; and

G. by inserting the following new Article 177A immediately after the existing Article 177:

"Any notice or document (including the relevant financial documents or the summary financial report) may be given to a member in either the English language or the Chinese language (or both), subject to due compliance with all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time.""

RONNIE C. CHAN
Chairman

22nd November, 2002

Company No. 2970

AMOY PROPERTIES LIMITED
淘大置業有限公司

Resolutions Passed on 21st November, 1997

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 21st November, 1997 at 10:30 a.m., the following resolutions were duly passed:-

SPECIAL RESOLUTION

"THAT 160,000 of the existing Convertible Cumulative Preference Shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") be and are hereby redesignated as "ordinary shares of HK$1 each"; thus the authorised share capital of the Company of HK$6,000,000,000 (comprising 3,300,000,000 ordinary shares of HK$1 each and 360,000 Convertible Preference Shares of HK$7,500 each) be altered to 4,500,000,000 ordinary shares of HK$1 each and 200,000 Convertible Preference Shares of HK$7,500 each."

ORDINARY RESOLUTIONS

A. "THAT :-

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of Convertible Cumulative Preference Shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the

Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B:- "THAT :-

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 6A(d) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No.6A(c) in the Notice of this Meeting), (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of

shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 6A(b) in the Notice of this Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 6C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly, and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 6B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

(Sd.) RONNIE C. CHAN

RONNIE C. CHAN
Chairman

AMOY PROPERTIES LIMITED

Resolutions Passed on 25th November, 1994

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 25th November, 1994 at 10:30 a.m., the following resolutions were duly passed :-

As Ordinary Resolutions :

A. "THAT :-

(a) subject to paragraphs (b), (c) and (d) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital and warrants to subscribe for shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1.00 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of Convertible Cumulative Preference Shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly;

(d) the aggregate number of warrants of the Company issued by way of bonus to persons registered as holders of shares of the Company on 9th November, 1992 ("1995 Warrants") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate number

of 1995 Warrants in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(e) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT :-

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(e) in the notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription under the terms of any 1995 Warrants (as defined in Resolution No. 5A in the notice of this Meeting) or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 5A in the notice of this Meeting), (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 5A in the notice of

this Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the notice of this Meeting, the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the notice of this Meeting in respect of the share capital of the company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

As Special Resolution :

"THAT Article 101(B) of the Articles of Association of the Company be and is hereby altered by deleting '21' and substituting '18'."

(Sd.) RONNIE C. CHAN

RONNIE C. CHAN
Chairman

Company No. 2970

THE COMPANIES ORDINANCE (CHAPTER 32)

COMPANY LIMITED BY SHARES

SPECIAL RESOLUTION
OF

AMOY PROPERTIES LIMITED
淘大置業有限公司

Passed on the 18th day of December, 2001

At the Extraordinary General Meeting of the above Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Tuesday, the 18th day of December, 2001 at 3:00 p.m., the following resolution was duly passed as a Special Resolution :-

> "THAT subject to the approval of the Registrar of Companies, the name of the Company be changed to Hang Lung Properties Limited 恒隆地產有限公司 with effect from the issuance of the relevant Certificate of Incorporation on Change of Name."

(Sd.) Ronnie C. Chan

Ronnie C. Chan
Chairman

Dated the 18th day of December, 2001

No. 2970

THE COMPANIES ORDINANCE (Chapter 32)

Company Limited by Shares

ORDINARY RESOLUTIONS

of

AMOY PROPERTIES LIMITED

Passed on 19th November, 1993

The following resolutions were passed as ORDINARY RESOLUTIONS at an Annual General Meeting of the Company duly convened and held at 26th Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong on 19th November, 1993:—

A. "THAT conditional upon the passing of the Special Resolution to be proposed at the Extraordinary General Meeting of the Company convened for 3rd November, 1993, the authorised share capital of the Company be increased by HK$500,000,000 by the creation of an additional 60,000 Convertible Cumulative Preference Shares of HK$7,500 each having the rights set out in Article 184 of the Company's Articles of Association and by the creation of an additional 50,000,000 ordinary shares of HK$1.00 each."

B. "THAT:—

(a) subject to paragraphs (b), (c) and (d) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital and warrants to subscribe for shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1.00 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of Convertible Cumulative Preference Shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures

Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly;

(d) the aggregate number of warrants of the Company issued by way of bonus to persons registered as holders of shares of the Company on 9th November, 1992 ("1995 Warrants") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate number of 1995 Warrants in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

(e) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:—

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

C. "THAT:—

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 6B in the notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of rights of subscription under the terms of any 1995 Warrants (as defined in Resolution No. 6B in the notice of this Meeting) or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 6B in the notice of this Meeting) and (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a

dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 6B in the notice of this Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing of this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company, the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares on issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:—

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements or any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

D. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 6C in the notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

RONNIE C. CHAN
Chairman

No. 2970

THE COMPANIES ORDINANCE (Chapter 32)

Company Limited by Shares

SPECIAL RESOLUTION
of

AMOY PROPERTIES LIMITED

Passed on 3rd November, 1993

The following resolution was passed as a SPECIAL RESOLUTION at an Extraordinary General Meeting of the Company duly convened and held at 26th Floor, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong on 3rd November, 1993:—

THAT subject to and conditional upon the obligations of the Managers (as defined in the Company's circular to shareholders dated 11th October, 1993 of which this notice forms part (the "Circular")) pursuant to the Subscription Agreement (as defined in the Circular) having become unconditional in all respects (except in relation to this resolution having become effective):—

(A) each of the existing shares of HK$1 in the capital of the Company (issued and unissued) be and are hereby redesignated as "ordinary shares of HK$1 each";

(B) the Articles of Association of the Company (the "Articles") be and are hereby altered by:—

(i) the insertion of a new Article as Article 184 in the form of the document produced to the Meeting and signed by the Chairman for the purposes of identification;

(ii) the insertion in Article 38 after the words "on behalf of the transferor and" of the words ",subject to Article 184,";

(iii) the insertion in Article 70 after the words "two members" of the words "entitled to attend and vote at the meeting";

(iv) the insertion in Article 71 after the words "member or members" of the words "entitled to attend and vote at the meeting";

(v) the insertion in Article 72 after the words "members present" of the words "entitled to attend and vote at the meeting";

(vi) the insertion at the beginning of Article 157 and Article 172 of the words "Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares,"; and

AMOY PROPERTIES LIMITED

Resolution Passed on 17th November, 1992

At the Annual General Meeting of the Company duly convened and held at 26th floor, Hanglung Centre, 2-20 Paterson Street, Hong Kong on Tuesday, the 17th day of November, 1992 at 10:15 a.m., the following resolution was duly passed as Ordinary Resolution:—

"THAT conditionally upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting permission to deal in and listing of the 1995 Warrants (as hereinafter defined), the directors be and they are hereby authorised:—

(a) to create and issue warrants ("1995 Warrants") to subscribe at any time on or after 1st January, 1993 and on or before 31st March, 1995, at the initial subscription price of HK$7.20 per share for shares in the capital of the Company subject to the terms and conditions set out in the warrant instrument (a copy of a draft of which marked 'A' has been produced to the Meeting and signed for the purpose of identification by the Chairman hereof) and to issue the same by way of bonus to and among the persons who have been registered as holders of the existing issued shares in the capital of the Company on 9th November, 1992 in the proportion of one 1995 Warrant carrying the right to subscribe HK$7.20 for shares in the capital of the Company for every ten shares then held provided that (aa) in the case of those of such persons having registered addresses in the United States of America, Canada, Singapore or Malaysia the relevant warrants shall not be issued to such persons but shall be aggregated and sold and the net proceeds of sale, after deduction of expenses, distributed pro rata to such persons unless the amount falling to be distributed to any such person shall be less than HK$100 in which case such amount shall be retained for the benefit of the Company and (bb) no fractional entitlements to warrant shall be issued as aforesaid, but warrants representing the same shall be aggregated and sold for the benefit of the Company;

(b) to allot and issue new shares in the capital of the Company arising from the exercise of subscription rights under such warrants or any of them; and

(c) to do all such acts and things as they consider necessary or expedient to give effect to the foregoing arrangements."

RONNIE C. CHAN
Chairman

Hong Kong, 17th November, 1992

THE COMPANIES ORDINANCE

RESOLUTIONS

OF

AMOY PROPERTIES LIMITED
淘大置業有限公司

Passed on 28th November, 1990

At an Annual General Meeting of Amoy Properties Limited duly convened and held at the Board Room, 26th floor, Hanglung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong on 28th November, 1990 the following special resolutions were duly passed:—

SPECIAL RESOLUTIONS

(a) "That subject to the passing of Resolution No. (b) below, the regulations contained in the document produced to this meeting and for the purpose of identification signed by the Chairman thereof be adopted as the new Articles of Association of the Company in substitution for and to the exclusion of all the existing Articles of Association of the Company."

(b) "That the adoption by the Company of the regulations contained in the document referred to in Resolution No. (a) above numbered 97, 98, 99 and 100, providing for remuneration and expenses to be paid to any director or special remuneration to be paid to any director who performs special and extra services, be and is hereby approved."

Thomas Tseng Tao CHEN
Chairman of the Meeting

Registration Number: 2970

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION

OF

THE AMOY CANNING CORPORATION (HONG KONG) LIMITED

(香港淘化大同有限公司)

Passed on the 28th day of September, 1987.

At an Extraordinary General Meeting of the Shareholders of THE AMOY CANNING CORPORATION (HONG KONG) LIMITED (香港淘化大同有限公司) ("the Company") duly convened and held at 26th Floor, Hanglung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong on 28th September, 1987, at 2:15 p.m. the following resolution was duly passed as Special Resolution of the Company:—

SPECIAL RESOLUTION

"THAT, subject to the approval of the Registrar of Companies, the name of the Company be changed to "Amoy Properties Limited 淘大置業有限公司 "."

Dated the 28th day of September, 1987.

Thomas Tseng Tao CHEN
Chairman

THE COMPANIES ORDINANCE (CHAPTER 32)

SPECIAL RESOLUTION
OF

THE AMOY CANNING CORPORATION (HONG KONG) LIMITED

Passed on the 14th day of October, 1982

At an Extraordinary General Meeting of shareholders of the Company duly convened and held at its registered office on the 14th day of October, 1982, the following resolution was duly passed as a Special Resolution of the Company:—

SPECIAL RESOLUTION

"THAT the Chinese name of the Company be confirmed as（香港淘化大同有限公司）and be added to the registered English name."

Dated the 14th day of October, 1982.

(Sd.) Chan Tseng Hsi

Chan Tseng Hsi
Chairman

No. 2970
編號

(COPY)
副本
COMPANIES ORDINANCE
(CHAPTER 32)
香港法例第32章
公司條例

CERTIFICATE OF INCORPORATION
ON CHANGE OF NAME
公司更改名稱
註册證書

I hereby certify that
本人謹此證明

AMOY PROPERTIES LIMITED
淘 大 置 業 有 限 公 司

having by special resolution changed its name, is now incorporated under
經通過特別決議，已將其名稱更改，該公司的註册名稱現為
the name of

HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

Issued by the undersigned on 27 December 2001.
本證書於二００一年十二月廿七日簽發。

(Sd.) MISS R. CHEUNG

---

for *Registrar of Companies*
Hong Kong
香港公司註册處處長
(公司註册主任 張潔心 代行)

No. 2970

(COPY)

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

WHEREAS THE AMOY CANNING CORPORATION (HONG KONG) LIMITED was incorporated as a limited company under the Companies Ordinance on the Nineteenth day of December, 1949;

AND WHEREAS by special resolution of the Company and with the approval of the Registrar of Companies, it changed its name to THE AMOY CANNING CORPORATION (HONG KONG) LIMITED（香港淘化大同有限公司）on the Ninth day of November, 1982;

AND WHEREAS by a further special resolution of the Company and with the approval of the Registrar of Companies, it has changed its name to AMOY PROPERTIES LIMITED 淘大置業有限公司;

NOW THEREFORE I hereby certify that the Company is a limited company incorporated under the name of AMOY PROPERTIES LIMITED 淘大置業有限公司 .

GIVEN under my hand this Ninth day of October One Thousand Nine Hundred and Eighty-seven.

(Sd.) J. Almeida

p. Registrar General
(Registrar of Companies)
Hong Kong

No. 2970

(COPY)

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Whereas THE AMOY CANNING CORPORATION (HONG KONG) LIMITED was incorporated in Hong Kong as a limited company under the Companies Ordinance on the Nineteenth day of December, 1949;

And whereas by special resolution of the Company and with the approval of the Registrar of Companies, it has changed its name;

Now therefore I hereby certify that the Company is a limited company incorporated under the name of THE AMOY CANNING CORPORATION (HONG KONG) LIMITED (香港淘化大同有限公司).

Given under my hand this Ninth day of November One Thousand Nine Hundred and Eighty-two.

(Sd.) J. Almeida
for Registrar of Companies,
Hong Kong

(COPY)

CERTIFICATE OF INCORPORATION

I HEREBY CERTIFY that

THE AMOY CANNING CORPORATION (HONG KONG) LIMITED is this day incorporated under the Hong Kong Companies Ordinance, 1932, and that this Company is limited.

GIVEN under my hand and seal of office this Nineteenth day of December, One Thousand Nine Hundred and Forty-nine.

(Sd.) W. ANEURIN JONES,
Registrar of Companies,
Hong Kong.

L.S.

Hong Kong
Stamp Duty
$20.00
7-12-49

THE COMPANIES ORDINANCE, 1932

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

(As altered by Special Resolution passed on 22nd November, 1991)

OF

HANG LUNG PROPERTIES LIMITED

恒隆地產有限公司

---

1. *The name of the Company is "Hang Lung Properties Limited 恒隆地產有限公司".

2. The registered office of the Company will be situate in the Colony of Hong Kong.

3. The objects for which the Company is established are:—

   (1) To act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company.

   (2) To acquire by purchase, lease, exchange or otherwise land, buildings and hereditaments of any tenure or description and any estate or interest therein and any rights over or connected with land and to sell, lease, exchange or otherwise deal with the same.

   (3) To carry on all or any of the businesses usually carried on by land companies, land investment companies, land mortgage companies, and building estate companies in all their several branches.

   (4) To purchase, take on lease, or in exchange, rent, hire, take options over or otherwise acquire land (with or without buildings thereon) in the Colony of Hong Kong and land (with or without buildings thereon) of any tenure outside the Colony; and any estate or interest in, and any rights connected with any such lands.

   (5) To develop and turn to account any land acquired by or in which the Company is interested, and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up, and improving buildings, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangement of all kinds with builders, tenants and others.

* The name of the Company was changed to its present name on 27th December, 2001.

(6) To construct, maintain, improve, develop, work, control, and manage any offers, houses, flats, blocks of flats or offices, hotels, clubs, restaurants, factories, works, godowns, places of amusement, stores, shops, dairies, roads and other works and conveniences which the Company may think directly or indirectly conducive to these objects, and to contribute or otherwise assist or take part in the construction, maintenance, development, working, control, and management thereof.

(7) To manage any buildings, whether belonging to the Company or not, or let the same or any part thereof for any period and at such rent and on such conditions as the Company shall think fit: to collect the rent and income and to supply to tenants and occupiers and others, light, heat, air-conditioning, refreshments, attendants, messengers, waiting rooms, reading rooms, lavatories, laundry facilities, electric conveniences, garages, recreation facilities and other advantages which from time to time the Company shall consider desirable, or to provide for such management letting and advantages as aforesaid by employing any person, firm or company to carry out or to supply the same on such terms as the Company may think fit.

(8) To apply to any Tenancy Tribunal of Hong Kong for any purpose and in particular for a recommendation to the Governor to exclude any premises of the Company or premises which the Company is interested in from the further application of Part I of the Landlord and Tenant (Consolidation) Ordinance, to pay compensation to the tenants, sub-tenants or occupiers of such premises and to demolish and rebuild the same.

(9) To invest and deal with the moneys of the Company not immediately required for the purposes of its business in or upon such investments and securities (including land of any tenure in any part of the world) and in such manner as may from time to time be considered expedient and to dispose of or vary any such investments or securities.

(10) To carry on business as financiers, capitalists, financial agents, underwriters (but not in respect of life, marine or fire insurance), concessionaires, brokers and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations.

(11) To subscribe for, conditionally or unconditionally, to underwrite, issue on commission or otherwise, take, hold, deal in, and convert stocks, shares, and securities of all kinds, and to enter into partnership, or into any arrangement for sharing profits, union of interests, reciprocal concession or co-operation with any person, partnership or company, and to promote, and aid in promoting, constitute, form or organise any company, syndicate or partnership of any kind, for the purpose of acquiring and undertaking any property and liabilities of the Company, or of advancing, directly or indirectly, the objects thereof, or for any other purpose which the Company may think expedient.

(12) To carry on the business of an investment company and for that purpose to acquire and hold, either in the name of the Company or in that of any nominee, shares, stocks, bonds, debentures, debenture stocks, notes, obligations and securities issued or guaranteed by any person or company, and to acquire and hold as aforesaid property of any other kind.

(13) To carry on the business of an investment trust company or any part or parts of the business usually carried on by such a company.

(14) To borrow or raise or secure the payment of money in such manner as the Company may think fit without limit as to amount and in particular but without prejudice to the generality of the foregoing by the issue or deposit of notes, debentures or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by

mortgage, charge or lien upon all or any of the property or assets of the Company both present and future including its uncalled capital and also by similar mortgage, charge or lien to secure and guarantee the performance by the company or any other person, firm or company of any obligation undertaken by the Company or any other person or company as the case may be.

(15) To guarantee or give indemnities or provide security and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

(16) To vest any real or personal property, rights or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

(17) To promote any company or companies for the purpose of acquiring all or any of the property or liabilities of the Company or for any other purposes which may seem directly or indirectly calculated to benefit the Company and hold shares in any such company and to guarantee the payment of any debentures or other securities issued by any such company.

(18) To carry on all or any of the businesses of general merchants, traders, commission agents, importers, exporters, shippers and ship-owners, refrigerators, charterers, forwarding agents, sales agents, and sub-agents for manufacturers, agents, and sub-agents for carriers, brokers and agents for brokers, purchasing agents, wharfingers, warehousemen, furnishers, tourist and travel agents, auctioneers, appraisers, valuers, surveyors, del credere agents, personal and promotional representatives, factors, shopkeepers, antique dealers, stevedores, packers, storers, fishermen and trawlers, saddlers, builders, building, engineering any general contractors, metallurgists, and undertakers of all kinds of works, enterprises or projects whatsoever.

(19) To import, export, buy, prepare, treat, manufacture, render, marketable, sell, exchange, barter, pledge, charge, make advances on and otherwise deal in or turn to account produce, goods, materials, commodities, and merchandise generally in their prepared, manufactured or raw state and to undertake, carry on and execute all kinds of financial, commercial, trading, engineering and other manufacturing operations and all businesses wholesale or retail.

(20) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company or to acquire an interest in, amalgamate with or enter into partnership or into any arrangement for sharing profits or for co-operation or for limiting competition or for mutual assistance with any such person, firm or company and to give or accept by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon and to hold and retain or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(21) To apply for, register, purchase or by other means acquire and protect, prolong and renew, in any part of the world any patents, patent rights, *brevets d'invention*, licences, trade marks, designs, copyrights, protections and concessions which may appear likely to be advantageous or useful to the Company and to use and turn to account and to manufacture undertake or grant licences or privileges in respect of the same and to expend money in experimenting upon and testing and in improving or seeking to improve any patents, inventions or rights which the Company may acquire or propose to acquire.

(22) To carry on business as proprietors and/or managers of hotels, motels, inns, lodging-houses, apartment houses, restaurants, refreshment and tea rooms, cafes and milk and snack bars, night-clubs and clubs of all kinds, tavern, beer-house, and lodging-house keepers, licensed victuallers, wine, beer, and spirit merchants, brewers, maltsters, distillers, importers and manufacturers of aerated, mineral and artificial waters and other drinks, and as caterers and contractors in all their respective branches and as managers and/or proprietors of theatres, cinemas, dance-halls, concert halls, stadiums, billiard rooms, bowling centres and all places of entertainment and radio and television stations and studios.

(23) To carry on all or any of the businesses whether together or separately of proprietors, promoters, producers, organizers, and managers of all kinds of public entertainments, sports, recreation, competitions, and amusements whether indoor or outdoor and in connection therewith to purchase, lease, hire, construct, provide, operate, equip, furnish and fit out any necessary or convenient land, buildings, facilities, structures, apparatus, and equipment.

(24) To provide or procure the provision by others of every and any service need want or requirement of any business nature required by any person firm or company in or in connection with any business carried on by them.

(25) To carry on the business of manufacturers, producers, refiners, developers and dealers in all kinds of materials, chemicals, substances, commodities and products whether synthetic, natural or artificial, including in particular but without limitation to the foregoing, plastics, resins, textiles, fabrics, fibres, feather goods, leather, hair, rubber, balata and goods and articles made from the same and compounds, intermediates, derivatives and by-products thereof, whether for wearing, attire, or personal or household use or ornament.

(26) To carry on business as timber merchants, sawmill proprietors, coopers, cask makers, joiners, carpenters, cabinet makers, and to buy, sell, prepare for market, import, export, and deal in timber and wood of all kinds, and to manufacture and deal in articles of all kinds in the manufacture of which timber or wood is used.

(27) To carry on business as drapers and hosiers, fashion, artists, dressagents, tailors, dressmakers, clothiers, milliners, spinners, weavers, hatters, glovers, boot and shoe manufacturers, embroiderers, hemstitchers, plaiters, pleaters, knitters, lacemakers, costumiers, furriers, pelmet makers, stencillers, painters, dyers, cleaners, washers, renovators, men's, women's and children's and school outfitters, naval, military, colonial, tropical and general outfitters, engineers, electricians, wood and metal workers, tanners, rope manufacturers, ironmongers, and hardware dealers, goldsmiths, silversmiths, watchmakers, and jewellers, fancy goods dealers, depository and repository proprietors, proprietors of transportation services for passengers, animals, mails, and goods, by air, sea, inland waterways and land, upholsterers, furniture dealers, money changers and any other business which may seem to the Company capable of being carried on in connection with the above and calculated directly or indirectly to enhance the value or render profitable any of the Company's property or rights.

(28) To carry on business as general chemists and druggists and to buy, sell, import, export, refine, prepare and otherwise deal in all kinds of pharmaceutical, medicinal, and chemical preparations, articles and compounds (whether of animal, vegetable or mineral origin) toilet requisites, cosmetics, paints, pigments, oils and oleaginous and saponaceous substances, perfumes and all kinds of unguents and ingredients.

(29) To establish, maintain, and operate sea, air, and land transport enterprises (public and private) and all ancillary services and, for these purposes or as independent undertakings, to purchase, take in exchange, charter, hire, build, construct, own, work, manage, and otherwise trade with any kind of ship, vessel, aircraft, flying machine, vehicle, cycle, coach, wagon, or carriage (however powered), with all necessary and convenient equipment, engines, tackle, gear, furniture, fittings and stores or any shares or interests in ships, vessels, aircraft, flying machine, motor and other vehicle, cycle, carriage, coach or wagon, including shares, stocks or securities of companies possessed of or interested in any of the above modes of transport, and to maintain, repair, fit out, refit, improve, insure, alter, sell, exchange or let out on hire or hire purchase, or otherwise deal with and dispose of any ship, vessel, aircraft, flying machine, vehicle, cycle, carriage, coach, wagon, shares, stock, and securities, or any of the engines, tackle, gear, furniture, equipment, and stores of the Company.

(30) To establish and carry on in Hong Kong and any other countries schools at or by means of which students in any manner whether by post, personal attendance or otherwise may obtain education and instruction and particularly in or with regard to but without being limited to architecture, architectural, mechanical, geometrical and other drawing and designing, surveying, mapping, book-keeping, shorthand, speed-reading, type-writing and other secretarial training, civil, mechanical, electrical, electronic, marine and other engineering, building and other constructional work, heating and ventilation, electronics, chemistry, mining, metallurgy, geology, commerce, spinning, weaving and sign-writing and painting, agriculture, horticulture, dairy and other farming, and stock and other breeding, forestry, professions ancillary to medicine, law, languages, mathematics, seamanship, navigation, geography and history, music, arts, elocution, journalism, games, sports, recreations exercises and pastimes, economics, commerce, industry, and all other subjects whatsoever that may be included in a commercial, technical, scientific, classical or academic education, or may be conducive to knowledge of or skill in any trade, pursuit or calling and to provide for the giving and holding of lectures, scholarships, exhibitions classes and meetings for the promotion or advancement of education.

(31) To provide a school or schools, lecture class or examination room or rooms, office or offices, board, lodging and attendance and all other necessaries and conveniences for or to students, teachers, lecturers, clerks, employees and officers instructed or employed temporarily or otherwise by the Company, and to afford them facilities for study, research, cultivation, teaching performance of the tasks and duties allotted to them respectively.

(32) To carry on all or any of the businesses of booksellers, book manufacturers, bookbinders, printers, publishers and proprietors of newspapers, magazines, books periodicals, tickets, programmes, brochures, promotional literature and other publications whatsoever of all description, machine, letterpress and copperplate printers, rollform and automatic printers, colour printers, lithographers, type founders, stereotypers, electrotypers, electronic data processing equipment, photographic printers, engravers, diesinkers, designers, draughtsmen, newsagents, pressagents, journalists, literary agents, stationers, manufacturers of and dealers in engravings, prints, pictures, and drawings, advertising agents and contractors, artists, sculptors designers, decorators, illustrators, photographers and dealers in photographic supplies and equipment of all kinds film makers, producers and distributors, publicity agents, display specialists and any other business which may seem to the Company capable of being carried on in connection with the above.

(33) To acquire, sell, own, lease, let out to hire, administer, manage, control, operate, construct, repair, alter, equip, furnish, fit out, decorate, improve and otherwise deal in works, buildings, and conveniences of all kinds which expression without prejudice to the generality of the foregoing shall include railways, tramways, docks, harbours, piers, wharves, canals, reservoirs, embankments, dams, irrigations, reclamations, sewage, drainage and sanitary works, water, gas, oil, motor, electrical, telephonic, telegraphic and power supply works.

(34) To buy, sell, manufacture, construct, repair, alter, convert, refit, salve, raise, fit out, rig out, scrap, let on hire and otherwise deal in timber, iron, steel, metal, glass, minerals, ores, machinery, rolling-stock, plant, equipment, utensils, instruments, implements, tools, apparatus, appliances, materials, fuels, and products and commodities of all kinds and of whatever substance and for any purpose whatsoever.

(35) To carry on the trade or business of steel makers, steel converters, ironmasters, colliery proprietors, coke manufacturers, miners, smelters millwrights, carpenters joiners, boiler makers, plumbers, brass founders, building material suppliers and manufacturers, tinplate manufacturers and iron founders in all their respective branches and to purchase, take on lease, or otherwise acquire any mines, wells, quarries, and metalliferous land and any interests therein and to explore, work, exercise, develop and otherwise turn to account the same; to crush, win, get, quarry, smelt, calcine, refine, dress, amalgamate, manipulate, and otherwise process and prepare for market ores, metals, precious stones, and mineral substances of all kinds and to carry on any other metallurgical operations which may seem conducive to the Company's objects.

(36) To act as business consultants and advisers and to employ experts to investigate and examine into the condition, prospects, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property, or rights.

(37) To enter into partnership or into any arrangements for joint working in business or for sharing profits or to amalgamate with any person, firm or company carrying on or proposing to carry on any business which the Company is authorised to carry on, or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(38) To insure with any company or person against losses, damages, risks and liabilities of all kinds which may affect the Company and to act as agents and brokers for placing insurance risks of all kinds in all its branches.

(39) To appoint sales agents to sell any of the products of the Company and any goods, foods, stores, chattels and things for which the Company is agent or in any other way whatsoever interested or concerned in any part of the world.

(40) To lend and advance money or give credit to such persons, firms or companies and on such terms as may seem expedient, and to guarantee the performance of any contract or obligation and the payment of money of or by any persons, firms or companies, and generally to give guarantees and indemnities.

(41) To undertake and execute any trusts the undertaking whereof may seem desirable and also to undertake the office of executor, administrator, treasurer or registrar and to keep for any company, government, authority or body any register relating to any stocks, funds, shares or securities or to undertake any duties in relation to the registration of transfers, the issue of certificates or otherwise.

(42) To receive and hold for its own use, benefit on behalf or in trust or otherwise moneys and other property and estates, real, personal, and mixed, of whatever kind and nature and the same to invest, reinvest, manage, settle, control, sell and dispose of in any manner and to collect, manage, invest, reinvest, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom upon such terms as may be agreed upon between the Company and the persons contracting with it.

(43) To draw, make, accept, indorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instrument.

(44) To obtain any Order in Council, enactment or ordinance for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company's constitution or for any other purpose which may seem expedient and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(45) To pay all expenses incidental to the formation or promotion of this or any other company and the conduct of its business and to remunerate any person or company for services rendered in underwriting, placing or assisting to underwrite or place, or guaranteeing the subscription or placing of any of the shares in or debentures or other securities of the Company or in or about the promotion, formation or business of the Company or of any other company promoted wholly or in part by the Company.

(46) To establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time Directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the spouses, widows, widowers, families and dependants of any such persons, and also to establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and to make payments for or towards the insurance of any such persons as aforesaid, and to subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object, and to do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid.

(47) To enter into any arrangements with any governments or authorities (supreme, municipal, local or otherwise) or any corporations, companies or persons that may seem conducive to the attainment of the Company's objects or any of them and to obtain from any such government, authority, corporation, company or person any charters, contracts, decrees, rights, privileges, licences, permits and/or concessions which the Company may think desirable and to carry out exercise and comply with any such charters, contracts, decrees, rights, privileges, licences, permits and concessions.

(48) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit, and in particular for shares or debentures, debenture stock, or other securities of any other company.

(49) To remunerate (in cash or by the issue of fully or partly paid shares or debentures or rights to subscribe shares of this or any other company or in any other manner as the Directors may think fit) any person or persons, whether Directors officers or agents of the Company or not, for services rendered in the conduct of the Company's business or in placing or assisting to place any shares in the capital of, or any debentures, debenture stock or other securities of the Company or any other company formed or promoted by the Company or in which the Company may be interested or in or about the formation or promotion of the Company or any other company as aforesaid.

(50) To do all or any of the above things in any part of the world and as principals, agents, contractors, or otherwise, and by or through agents, or otherwise, and either alone or in conjunction with others.

(51) To carry on business and maintain branches abroad in any part of the world for all or any of the purposes herein set forth.

(52) To procure the Company to be registered or recognised in any foreign country or place.

(53) To distribute any of the properties of the Company whether upon a distribution of assets or a division of profits among members in specie or otherwise.

(54) To act as directors, accountants, secretaries and registrars of companies incorporated by law or societies or organisations (whether incorporated or not).

(55) To hold in trust as trustees or as nominees of any person or persons, company, corporation, or any charitable or other institution in any part of the world, whether incorporated or not, and to manage, deal with and turn to account, any real and personal property of any kind.

(56) To act as nominees, trustees or agents for the receiving, payment, loan, repayment, transmission, collection and investment of money, and for the purchase, sale, improvement, development and management of any real or personal property, including business concerns and undertakings, both in Hong Kong and abroad.

(57) To carry on any other business which may seem to the Company capable of being conveniently carried on in connection with any of the above business or objects or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights for the time being.

And it is hereby declared that the word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and wheresoever domiciled, and the intention is that the objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in nowise limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company.

4. The liability of the members is limited.

*5. The capital of the Company is $6,000,000,000 divided into 4,500,000,000 ordinary shares of HK$1.00 each and 200,000 Convertible Cumulative Preference Shares of HK$7,500 each and any of the shares in the capital original or increased, may be issued with any preferential, special or qualified rights or conditions as regards dividends, capital, voting or otherwise attached thereto. Dividends may be paid in cash or by the distribution of specific assets or otherwise as provided by the regulations of the Company.

**Notes:—*

1. By an Ordinary Resolution passed on 20th November, 1972, the authorised share capital was increased from HK$10,000,000 to HK$100,000,000 by the creation of an additional 9,000,000 shares of HK$10.00 each.

2. By a Special Resolution passed on 7th April, 1976, each of the Company's existing shares of HK$10.00 each was sub-divided into ten shares of HK$1.00 each.

3. By a Special Resolution passed on 28th September, 1987, the authorised share capital was conditionally increased from HK$100,000,000 to HK$550,000,000 by the creation of an additional 450,000,000 shares of HK$1.00 each.

4. By an Ordinary Resolution passed on 28th September, 1987, the authorised share capital was conditionally increased from HK$550,000,000 to HK$1,800,000,000 by the creation of an additional 1,250,000,000 shares of HK$1.00 each.

5. By an Ordinary Resolution passed on 28th November, 1990, the authorised share capital was increased from HK$1,800,000,000 to HK$2,100,000,000 by the creation of an additional 300,000,000 shares of HK$1.00 each.

6. By an Ordinary Resolution passed on 1st April, 1992, the authorised share capital was increased from HK$2,100,000,000 to HK$2,800,000,000 by the creation of an additional 700,000,000 shares of HK$1.00 each.

7. By an Ordinary Resolution passed on 17th November, 1992, the authorised share capital was increased from HK$2,800,000,000 to HK$3,000,000,000 by the creation of an additional 200,000,000 shares of HK$1.00 each.

8. By a Special Resolution passed on 3rd November, 1993, each of the then existing shares of HK$1.00 in the capital of the Company (issued and unissued) was redesignated as "ordinary shares of HK$1.00 each".

9. By Special Resolutions passed on 3rd November, 1993, the authorised share capital was increased from HK$3,000,000,000 to HK$5,500,000,000 by the creation of 300,000 Convertible Cumulative Preference Shares of HK$7,500 each, having the rights set out in Article 184 of the Articles of the Company, and an additional 250,000,000 ordinary shares of HK$1.00 each.

10. By an Ordinary Resolution passed on 19th November, 1993, the authorised share capital was increased from HK$5,500,000,000 to HK$6,000,000,000 by the creation of an additional 60,000 Convertible Cumulative Preference Shares of HK$7,500 each and an additional 50,000,000 ordinary shares of HK$1.00 each.

11. By a Special Resolution passed on 21st November, 1997, 160,000 of the then existing Convertible Cumulative Preference Shares of HK$7,500 each in the capital of the Company were redesignated as "ordinary shares of HK$1.00 each".

We, the several persons whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names:

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
(Sd.) TEH CHI KHUN, N.K.I.L. 53 Ngauchiwan Kowloon, Merchant.	1,000
(Sd.) HUI YIP BENG, No.39 Nathan Road, 1st floor Kowloon, Merchant.	1,000
(Sd.) S. S. LIM, No.1 Duke Street, Kowloon, Merchant.	1,000
(Sd.) LIM TENG KEE, No. 363 Prince Edward Road, Third floor, Kowloon, Merchant.	1,000
(Sd.) K. W. PAI, N.K.I.L. 53 Ngauchiwan, Kowloon, Merchant.	1,000
(Sd.) DANIEL CHEN, No. 373 Prince Edward Road, Kowloon, Merchant.	1,000
(Sd.) S. E. TENG, No. 60 Cameron Road, Kowloon, Merchant.	1,000
Total Number of Shares Taken	7,000

Dated the 7th day of December, 1949.

WITNESS to the above signatures:

(Sd.) A. K. W. LUI,
Solicitor,
Hong Kong

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

ARTICLES OF ASSOCIATION

(As adopted by Special Resolution passed on 28th November, 1990)

OF

HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

Table A

1. The regulations contained in Table A in the First Schedule to the Companies Ordinance shall not apply to the Company. Other regulations excluded.

Interpretation

2. The marginal notes to these Articles shall not be deemed to be part of these Articles and shall not affect their interpretation and in the interpretation of these Articles, unless there be something in the subject or context inconsistent therewith:— Interpretation.

"Hong Kong" shall mean Hong Kong and its dependencies; Hong Kong.

*"the Company" or "this Company" shall mean HANG LUNG PROPERTIES LIMITED 恒隆地產有限公司; the Company.

"the Companies Ordinance" or "the Ordinance" shall mean the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto or re-enactment thereof for the time being in force and includes every other ordinance incorporated therewith or substituted therefor and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance; Companies Ordinance. the Ordinance.

"these Articles" or "these presents" shall mean these Articles of Association in their present form and all supplementary, amended or substituted articles for the time being in force; these Articles. these presents.

* The name of the Company was changed to its present name "HANG LUNG PROPERTIES LIMITED 恒隆地產有限公司" on 27th December, 2001.

"capital" shall mean the share capital from time to time of the Company; capital.

"share" shall mean share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied; share.

"shareholders" or "members" shall mean the duly registered holders from time to time of the shares in the capital of the Company; shareholder. members.

"the register" shall mean the register of members and includes any branch register to be kept pursuant to the provisions of the Companies Ordinance; the register.

"the Board" shall mean the Directors from time to time of the Company or (as the context may require) the majority of Directors present and voting at a meeting of the Directors; Board.

"Secretary" shall mean the person or corporation for the time being performing the duties of that office; Secretary.

"Auditors" shall mean the persons for the time being performing the duties of that office; Auditors.

"the Chairman" shall mean the Chairman presiding at any meeting of members or of the Board; Chairman.

"call" shall include any instalment of a call; call.

"seal" shall mean the common seal from time to time of the Company and includes, unless the context otherwise requires, any official seal that the Company may have as permitted by these Articles and the Ordinance; seal.

"dividend" shall include scrip dividends, distributions in specie or in kind, capital distributions and capitalisation issues, if not inconsistent with the subject or context; dividend.

"dollars" shall mean dollars in the lawful currency of Hong Kong; dollars.

"month" shall mean a calendar month; month.

"writing" or "printing" shall include writing, printing, lithography, photography, typewriting, facsimile and every other mode of representing words or figures in a legible and non-transitory form; writing. printing.

"associate", in relation to any Director, shall mean:— associate.

(i) his spouse and any child or step-child under the age of 21 years of the Director or of his spouse ("family interests"); and

(ii) the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object; and

(iii) any company in the equity capital of which he and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of 35 per cent. (or such lower amount as may from time to time be specified in the Hong Kong Code on Takeovers and Mergers as being the level for triggering a mandatory general offer) or more of the voting power at general meetings, or to control the composition of a majority of the Board of Directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company;

"newspaper" shall mean a newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purposes of Section 71A of the Companies Ordinance by the Chief Secretary; newspaper.

words denoting the singular shall include the plural and words denoting the plural shall include the singular; singular and plural.

words importing any gender shall include every gender; and gender.

words importing person shall include partnerships, firms, companies and corporations. persons. companies.

Subject as aforesaid, any words or expressions defined in the Ordinance (except any statutory modification thereof not in force when these Articles become binding on the Company) shall, if not inconsistent with the subject and/or context, bear the same meaning in these Articles, save that "company" shall where the context permits include any company incorporated in Hong Kong or elsewhere. Words in Ordinance to bear same meaning in Articles.

References to any Article by number are to the particular Article of these Articles.

Share Capital and Modification of Rights

3. Without prejudice to any special rights or restrictions for the time being attaching to any shares or any class of shares, any share may be issued upon such terms and conditions and with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the Board may determine) and any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company or the holder thereof is liable, to be redeemed. Issue of shares.

4. The Board may issue warrants to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine subject to the approval of the shareholders in general meeting (unless they are issued by the Board under the authority of a general mandate granted to it by the shareholders). Where warrants are issued to bearer, no new warrant shall be Warrants.

issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed and the Company has received an indemnity in such form as the Board shall think fit with regard to the issue of any such new warrant.

How rights of shares may be modified.

5. *(A)* Without prejudice to any special rights conferred on the holders of any existing shares, the shares in the original or any increased capital of the Company may, subject to the provisions of the Companies Ordinance, be divided into different classes of shares as the Company may from time to time determine by a special resolution in general meeting.

(B) All or any of the special rights (unless otherwise provided for by the terms of issue) attached to the shares or any class of the shares (if the capital is divided into different classes of shares) may, subject to the provisions of Section 64 of the Companies Ordinance, be varied or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares or issued shares of that class (if the capital is divided into different classes of shares) or with the sanction of a special resolution passed at a general meeting of the holders of the shares or at a separate general meeting of the holders of the shares of that class (if the capital is divided into different classes of shares). To every such separate general meeting the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be not less than two persons holding or representing by proxy one-third in nominal value of the issued shares of that class, and at an adjourned meeting one person holding shares of that class or his proxy, and that any holder of shares of the class present in person or by proxy may demand a poll.

(C) The provisions of this Article shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the rights whereof are to be varied.

(D) The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking *pari passu* therewith.

Shares and Increase of Capital

Company to finance purchase of its own shares. (As amended by Special Resolution 22/11/91)

6. The Company may exercise any powers conferred on the Company or permitted by or not prohibited by or not inconsistent with the Ordinance or any other applicable ordinance, statute, act or law from time to time to acquire shares in the Company or to give directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company and should the Company acquire its own shares neither the Company nor the Board shall be required to select the shares to be acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always that in case where the primary listing of any share capital of the Company is on The Stock Exchange of Hong Kong Limited, any such acquisition or financial assistance shall only be made or

given in accordance with any relevant rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission from time to time. For the purpose of this Article, "shares" includes shares, warrants and any other securities convertible into shares which are issued from time to time by the Company.

7. The Company in general meeting may from time to time, whether or not all the shares for the time being authorised shall have been issued and whether or not all the shares for the time being issued shall have been fully paid up, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

Power to increase capital.

8. Without prejudice to any special rights conferred upon the holders of existing shares, any new shares shall be issued upon such terms and conditions and with such rights, privileges or restrictions annexed thereto as the general meeting resolving upon the creation thereof shall direct, and if no direction be given, subject to the provisions of the Companies Ordinance and of these Articles, as the Board shall determine; and in particular such shares may be issued with a preferential or qualified right to dividends and in the distribution of assets of the Company and with a special or without any right of voting.

On what conditions new shares may be issued.

9. The Company may by ordinary resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the existing holders of any class of shares in proportion as nearly as may be to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of such shares, but in default of any such determination or so far as the same shall not extend, such shares may be dealt with as if they formed part of the capital of the Company existing prior to the issue of the same.

When to be offered to existing members.

10. Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

New shares to form part of original capital.

11. Subject to the provisions of the Companies Ordinance (and in particular Section 57B thereof) and of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Board, which may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms as the Board shall in its absolute discretion think fit, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Companies Ordinance.

Shares at the disposal of the Board.

12. The Company may at any time pay a commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company or procuring or agreeing to procure subscriptions

Company may pay commission.

(whether absolute or conditional) for any shares in the Company, but so that the conditions and requirements of the Companies Ordinance shall be observed and complied with, and in each case the commission shall not exceed ten per cent. of the price at which the shares are issued.

13. If any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of that share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Companies Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings or the provision of plant.

Power to charge interest to capital.

14. Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust and, except as aforesaid, the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other right or claim to or in respect of any share except an absolute right to the entirety thereof of the registered holder.

Company not to recognise trusts in respect of shares.

Register of Members and Share Certificates

15. *(A)* The Board shall cause to be kept a register of the members and there shall be entered therein the particulars required under the Companies Ordinance.

Share register.

(B) Subject to the provisions of the Companies Ordinance, if the Board considers it necessary or appropriate, the Company may establish and maintain a branch register of members at such location outside Hong Kong as the Board thinks fit.

16. Every person whose name is entered as a member in the register shall be entitled without payment to receive within two months after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or, if he shall so request, in a case where the allotment or transfer is of a number of shares in excess of the number for the time being forming a stock exchange board lot, upon payment, in the case of a transfer, of HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) for every certificate after the first or such lesser sum as the Board shall from time to time determine, such number of certificates for shares in stock exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

Share certificates.

17. Every certificate for shares or warrants or debentures or representing any other form of securities of the Company shall be issued under the seal of the Company, which for this purpose may be any official seal as permitted by Section 73A of the Ordinance. Share certificates to be sealed.

18. Every share certificate hereafter issued shall specify the number and class of shares in respect of which it is issued and the amount paid thereon and may otherwise be in such form as the Board may from time to time prescribe. If at any time the share capital of the Company is divided into different classes of shares, every share certificate shall comply with Section 57A of the Ordinance. A share certificate shall relate to only one class of shares. Every certificate to specify number and class of shares.

19. *(A)* The Company shall not be bound to register more than four persons as joint holders of any share. Joint holders.

(B) If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

20. If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, not exceeding HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited) and on such terms and conditions, if any, as to publication of notices, evidence and indemnity as the Board thinks fit and in the case of wearing out or defacement, after delivery up of the old certificate. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company any exceptional costs and the reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity. Replacement of share certificates.

Lien

21. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien and charge on all shares (other than fully paid up shares) standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be exempt wholly or partially from the provisions of this Article. Company's lien. Lien extends to dividends and bonuses.

22. The Company may sell, in such manner as the Board thinks fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or Sale of shares subject to lien.

engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default, shall have been given to the registered holder for the time being of the shares or the person entitled by reason of such holder's death, bankruptcy or winding-up to the shares.

23. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Board may authorise some person to transfer the shares sold to the purchaser thereof and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

Application of proceeds of such sale.

Calls on Shares

24. The Board may from time to time make such calls as it may think fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of shares or by way of premiums) and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments.

Calls.

Instalments.

25. Fourteen days' notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid.

Notice of call.

26. A copy of the notice referred to in Article 25 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided.

Copy of notice to be sent to members.

27. In addition to the giving of notice in accordance with Article 26, notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members by notice to be inserted once in The Hong Kong Government Gazette and published once at least in English in an English language newspaper and in Chinese in a Chinese language newspaper.

Notice of call may be advertised.

28. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Board shall appoint.

Every member liable to pay call at appointed time and place.

29. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.

When call deemed to have been made.

30. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

Liability of joint holders.

31. The Board may from time to time at its discretion extend the time fixed for any call, and may extend such time as regards all or any of the members, whom from residence outside Hong Kong or other cause the Board may deem entitled to any such extension but no member shall be entitled to any such extension except as a matter of grace and favour. Board may extend time fixed for call.

32. If the sum payable in respect of any call or instalment be not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at such rate not exceeding twenty per cent. per annum as the Board shall fix from the day appointed for the payment thereof to the time of the actual payment, but the Board may waive payment of such interest wholly or in part. Interest on unpaid calls.

33. No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting, either personally, or (save as proxy for another member) by proxy, or be reckoned in a quorum, or to exercise any other privilege as a member until all calls or instalments due from him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid. Suspension of privileges while call unpaid.

34. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued; that the resolution of the Board making the call is duly recorded in the minute book of Board Meetings; and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Board who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt. Evidence in action for call.

35. Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the nominal value of the share and/or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, notified, and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the time of payment. Sums payable on allotment deemed a call.

36. The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) not exceeding twenty per cent. per annum as the Board may decide provided that not until a call is made any payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the shares or the due portion of the shares upon which payment has been advanced by such member before it is called up. The Board may at any time repay the amount so advanced upon giving to such member not less than one month's notice in writing of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Payment of calls in advance.

Transfer of Shares

37. All transfers of shares may be effected by transfer in writing in the usual common form or in such other form as the Board may accept and may be under hand only. All instruments of transfer must be left at the registered office of the Company or at such other place as the Board may appoint. Form of transfer.

38. The instrument of transfer of any share shall be executed by or on behalf of the transferor and, subject to Article 184, by or on behalf of the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person. Execution of transfer. (As amended by Special Resolution 3/11/93)

39. The Board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien. Board may refuse to register a transfer.

40. The Board may also decline to recognise any instrument of transfer unless:— Requirements as to transfer.

(i) a fee of HK$2 (or such higher amount as may from time to time be permitted and the rules prescribed by The Stock Exchange of Hong Kong Limited) or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(ii) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(iii) the instrument of transfer is in respect of only one class of share;

(iv) the shares concerned are free of any lien in favour of the Company; and

(v) the instrument of transfer is properly stamped.

41. No transfer of share shall be made to an infant or to a person of unsound mind or under other legal disability. No transfer to an infant etc.

42. If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal. Notice of refusal.

43. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued without charge to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him upon payment of HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited). The Company shall also retain the transfer.

Certificate to be given up on transfer.

44. The registration of transfers may be suspended and the register of members closed at such times and for such periods as the Board may from time to time determine and either generally or in respect of any class of shares, provided always that such registration shall not be suspended or the register of members closed for more than thirty days in any year or, with the approval of the Company in general meeting, sixty days in any year.

When transfer books and register may be closed.

Transmission of Shares

45. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

Death of registered holder or of joint holder of shares.

46. Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board, and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof.

Registration of personal representatives and trustees in bankruptcy.

47. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing a transfer of such share to his nominee. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death, bankruptcy or winding-up of the member had not occurred and the notice or transfer were a transfer executed by such member.

Notice of election to be registered.

Registration of nominee.

48. A person becoming entitled to a share by reason of the death, bankruptcy or winding-up of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 81 being met, such a person may vote at meetings.

Retention of dividends, etc., until transfer or transmission of shares of a deceased or bankrupt member.

Forfeiture of Shares

49. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without

If call or instalment not paid notice may be given.

prejudice to the provisions of Article 33, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

50. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and it shall also name the place where payment is to be made, such place being either the registered office of the Company, or some other place at which calls of the Company are usually made payable. The notice shall also state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited. Form of notice.

51. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. The Directors may accept the surrender of any shares liable to be forfeited hereunder and in such cases references in these Articles to forfeiture shall include surrender. If notice not complied with shares may be forfeited.

52. Any share so forfeited shall be deemed to be the property of the Company, and may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Board thinks fit. Forfeited shares to become property of Company.

53. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in its discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding twenty per cent. per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment. Arrears to be paid notwithstanding forfeiture.

54. A statutory declaration in writing that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited or surrendered on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall Evidence of forfeiture and transfer of forfeited share.

thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

55. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

Notice after forfeiture.

56. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, cancel the forfeiture on such terms as the Board thinks fit or permit the shares so forfeited to be bought back or redeemed upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the shares, and upon such further terms (if any) as it thinks fit.

Power to redeem forfeited shares.

57. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

Forfeiture not to prejudice Company's right to call or instalment.

58. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Forfeiture for non-payment of any sum due on shares.

Stock

59. The Company may by ordinary resolution convert any fully paid up shares into stock, and may from time to time by like resolution reconvert any stock into fully paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class into stock any shares of that class which subsequently become fully paid up and rank *pari passu* in all other respects with such shares shall, by virtue of this Article and such resolution, be converted into stock transferable in the same units as the shares already converted.

Power to convert into stock.

60. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might prior to conversion have been transferred or as near thereto as circumstances admit, but the Board may from time to time, if it thinks fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

Transfer of stock.

61. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings and other matters, as if they held the shares from which the stock arose, but no such rights,

Rights of stockholders.

privileges or advantages (except participation in the dividends and profits and in the assets on winding up of the Company) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such rights, privileges or advantages.

62. Such of the provisions of these presents as are applicable to paid up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder". Interpretation.

Alteration of Capital

63. *(A)* The Company may from time to time by ordinary resolution:—

(i) consolidate or divide all or any of its share capital into shares of larger or smaller amount than its existing shares; on any consolidation of fully paid shares into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any person shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit; Consolidation and division of capital and sub-division and cancellation of shares.

(ii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(iii) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Companies Ordinance, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

(B) The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner authorised and subject to any conditions prescribed by law. Reduction of capital.

General Meetings

64. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than fifteen months or such longer period as the Registrar of Companies may in any particular case authorise in writing shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Board shall appoint. When annual general meeting to be held.

65. All general meetings other than annual general meetings shall be called extraordinary general meetings. Extraordinary general meeting.

66. The Board may, whenever it thinks fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on requisition, as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists. Convening of extraordinary general meeting.

67. An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by at least fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company, provided that subject to the provisions of the Companies Ordinance, a meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it is so agreed:— Notice of meetings.

(i) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

(ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

68. *(A)* The accidental omission to give any notice to, or the non-receipt of any notice by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting. Omission to give notice.

(B) In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

Proceedings at General Meetings

69. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting with the exception of sanctioning dividends, Special business.

considering and adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors in the place of those retiring, the fixing of the remuneration of the Auditors, and the voting of remuneration or special remuneration to the Directors.

Business of annual general meeting.

70. For all purposes the quorum for a general meeting shall be two members entitled to attend and vote at the meeting present in person or by proxy. No business shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

Quorum.
(As amended by Special Resolution 3/11/93)

71. If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the member or members entitled to attend and vote at the meeting present in person shall be a quorum and may transact the business for which the meeting was called.

When if quorum not present meeting to be dissolved and when to be adjourned.
(As amended by Special Resolution 3/11/93)

72. The Chairman (if any) of the Board or, if he is absent or declines to take the chair at such meeting, the Deputy Chairman (if any) shall take the chair at every general meeting, or, if there be no such Chairman or Deputy Chairman, or, if at any general meeting neither of such Chairman or Deputy Chairman is present within fifteen minutes after the time appointed for holding such meeting, or both such persons decline to take the chair at such meeting, the members present entitled to attend and vote at the meeting shall choose another Director as Chairman, and if no Director be present or if all the Directors present decline to take the chair or if the Chairman chosen shall retire from the chair, then the members present shall choose one of their number to be Chairman.

Chairman of general meeting.
(As amended by Special Resolution 3/11/93)

73. The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for fourteen days or more, at least seven clear days' notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

Power to adjourn general meeting, business of adjourned meeting.

74. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:—

What is to be evidence of the passing of a resolution where poll not demanded.

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

75. If a poll is demanded as aforesaid, it shall (subject as provided in Article 76) be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not being more than thirty days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman directs. No notice need be given of a poll not taken immediately. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn, with the consent of the Chairman, at any time before the close of the meeting or the taking of the poll, whichever is the earlier. Poll.

76. Any poll duly demanded on the election of a Chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment. In what case poll taken without adjournment.

77. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote the Chairman shall determine the same, and such determination shall be final and conclusive. Chairman to have casting vote.

78. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded. Business may proceed notwithstanding demand for poll.

79. A resolution in writing signed by all the members for the time being entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held. A written notice of confirmation of such resolution in writing signed by or on behalf of a member shall be deemed to be his signature to such resolution in writing for the purposes of this Article. Such resolution in writing may consist of several documents each signed by or on behalf of one or more members. Written resolution.

Votes of Members

80. Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under Section 115 of the Companies Ordinance shall have one vote, and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments shall be treated for the purposes of this Article as paid up on the share). On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. Votes of members.

81. Any person entitled under Article 46 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that at least 48 hours before the time of the holding of the meeting or adjourned meeting (as the case may be) at which he proposes to vote, he shall satisfy the Board of his right to be registered as the holder of such shares or the Board shall have previously admitted his right to vote at such meeting in respect thereof. Votes in respect of deceased and bankrupt members.

82. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto: but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof. Joint holders.

83. A member of unsound mind or in respect of whom an order has been made by any court having jurisdiction in lunacy may vote, whether on a show of hands or on a poll, by his committee, receiver, *curator bonis* or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may on a poll vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be delivered to the registered office of the Company, or to such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not later than the last time at which a valid instrument of proxy could be so delivered. Votes of member of unsound mind.

84. *(A)* Save as expressly provided in these Articles, no person other than a member duly registered and who shall have paid everything for the time being due from him payable to the Company in respect of his shares shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum, at any general meeting. Qualification for voting.

(B) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman, whose decision shall be final and conclusive. Objections to votes.

85. Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

Proxies.

86. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

Instrument appointing proxy to be in writing.

87. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company or at such other place as is specified in the notice of meeting or in the instrument of proxy issued by the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

Appointment of proxy must be deposited.

88. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Board may from time to time approve.

Form of proxy.

89. The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit Provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any business; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Authority under instrument appointing proxy.

90. A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorised representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its registered office, or at such other place as is referred to in Article 87, at least two hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

When vote by proxy valid though authority revoked.

91. Any corporation which is a member of the Company may, by resolution of its directors or other governing body or by power of attorney, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. References in these Articles to a member present in person at a meeting shall, unless the context otherwise requires, include a corporation which is a member represented at the meeting by such duly authorised representative. Corporation acting by representative at meetings.

Registered Office

92. The registered office of the Company shall be at such place in Hong Kong as the Board shall from time to time appoint. Registered office.

Board of Directors

93. The number of Directors shall not be less than two. The Board shall cause to be kept a register of the Directors and Secretaries, and there shall be entered therein the particulars required by the Companies Ordinance. Constitution of Board.

94. The Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting. Board may fill vacancies.

95. *(A)* A Director may at any time, by notice in writing signed by him delivered to the registered office of the Company or at a meeting of the Board, appoint any person (including another Director) to act as alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director, such appointment, unless previously approved by the Board, shall have effect only upon and subject to being so approved. Alternate Directors.

(B) The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

(C) An alternate Director shall (except when absent from Hong Kong) be entitled to receive notices of meetings of the Board and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these presents shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative. If his appointor is for the time being absent from Hong Kong or otherwise not available or unable to act, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Board may from time to time determine in relation to any committee of the Board, the foregoing

provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

(D) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

No qualification shares for Directors.

96. A Director shall not be required to hold any qualification shares but shall nevertheless be entitled to attend and speak at all general meetings of the Company and of any class of members of the Company.

Directors' remuneration.

97. The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may agree, or failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees.

Directors' expenses.

98. The Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged on the business of the Company or in the discharge of their duties as Directors.

Special remuneration.

99. The Board may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, commission or participation in profits or otherwise as may be arranged.

Remuneration of Managing Directors, etc.

100. Notwithstanding Articles 97, 98 and 99, the remuneration of a Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Board and may be by way of salary, commission or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time decide. Such remuneration shall be in addition to his remuneration as a Director.

101. *(A)* A Director shall vacate his office:— When office of Director to be vacated.

(i) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(ii) if he becomes a lunatic or of unsound mind;

(iii) if he absents himself from the meetings of the Board during a continuous period of six months, without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office;

(iv) if he becomes prohibited from being a Director by reason of any order made under any provision of the Companies Ordinance;

(v) if by notice in writing delivered to the Company at its registered office he resigns his office;

(vi) if he shall be removed from office by notice in writing served upon him signed by all his co-Directors; or

(vii) if he shall be removed from office by a special resolution of the Company under Article 109.

(B) No Director shall be required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person shall be ineligible for appointment as a Director by reason only of his having attained any particular age. However, no person shall be capable of being appointed as a Director unless at the time of his appointment he has attained the age of 18 years. (As amended by Special Resolution 25/11/1994)

102. *(A)* A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Director's interest.

(B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(C) A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit,

including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(D) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof) and except (in the case of an office or place of profit with any such other company as aforesaid) where the other company is a company in which the Director together with any of his associates own 5 per cent. or more (as defined in paragraph (I) of this Article).

(F) Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(G) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For this purpose, a general notice to the Board by a Director to the effect that:— (i) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(H) Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement in which he is to his knowledge materially interested, but this prohibition shall not apply to any of the following matters namely:—

(i) any contract or arrangement for the giving to such Director any security or indemnity in respect of money lent by him or obligations undertaken by him for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries which the Director has himself guaranteed or secured in whole or in part;

(iii) any contract or arrangement by a Director to subscribe for shares, debentures or other securities of the Company issued or to be issued pursuant to any offer or invitation to members or debenture holders of the Company or any class thereof or to the public or any section thereof and does not provide in respect of any Director as such any privilege or advantage not recorded to any other members or debenture holders of the Company or any class thereof or to the public or any section thereof;

(iv) any contract or arrangement concerning an offer of the shares or debentures or other securities of or by the Company for subscription or purchase where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(v) any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his interest in shares or debentures or other securities of the Company;

(vi) any contract or arrangement concerning any other company (not being a company in which the Director together with any of his associates own 5 per cent. or more (as defined in paragraph (I) of this Article)) in which he is interested directly or indirectly whether as a shareholder or an officer;

(vii) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

(viii) any proposal concerning the adoption, modification or operation of any share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of the employees of the Company or its subsidiaries under which the Director may benefit.

(I) A company shall be deemed to be a company in which a Director together with any of his associates own 5 per cent. or more if and so long as (but only if and so long as) he together with any of his associates are (either directly or indirectly) the holders of or beneficially interested in 5 per cent. or more of any class of the issued equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(J) Where a company in which a Director together with any of his associates own 5 per cent. or more (as defined in paragraph (I) of this Article) is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to such Chairman has not been fairly disclosed to the Board.

(L) The Company may by ordinary resolution ratify any transaction not duly authorised by reason of a contravention of this Article provided that no Director who is materially interested in such transaction, together with any of his associates, shall vote upon such ordinary resolution in respect of any shares in the Company in which he is interested.

Rotation of Directors

103. *(A)* At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.

Rotation and retirement of Directors.

(B) The Company at any general meeting at which any Directors retire in manner aforesaid may fill the vacated office by electing a like number of persons to be Directors.

Meeting to fill up vacancies.

104. If at any general meeting at which an election of Directors ought to take place, the places of the retiring Directors are not filled, the retiring Directors or such of them as have not had their places filled shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until their places are filled, unless:— Retiring Directors to remain in office till successors appointed.

(i) it shall be determined at such meeting to reduce the number of Directors; or

(ii) it is expressly resolved at such meeting not to fill up such vacated offices; or

(iii) in any such case the resolution for re-election of a Director is put to the meeting and lost.

105. The Company may from time to time in general meeting by ordinary resolution fix, increase or reduce the maximum and mininum number of Directors but so that the number of Directors shall never be less than two. Power of general meeting to increase or reduce number of Directors.

106. The Company may from time to time in general meeting by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. Appointment of Directors.

107. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing (give by any member or members representing not less than one-tenth of the total voting rights of all the members having the right to attend and vote at general meetings of the Company) of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company at least seven days before the date of the general meeting. Notice to be given when person proposed for election.

108. The Company shall keep in accordance with the Ordinance a register containing the names and addresses and occupations of its Directors and shall from time to time notify to the Registrar of Companies any change that takes place in such Directors as required by the Companies Ordinance. Register of Directors and notification of changes to Registrar.

109. The Company may by special resolution at a general meeting remove any Director (including a Managing or other Executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company) and may elect another person in his stead. Power to remove Director by special resolution.

Borrowing Powers

110. The Board may from time to time at its discretion exercise all the powers of the Company to raise or borrow or to secure the payment of any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof. Power to borrow.

111. The Board may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it thinks fit and, in particular by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Conditions on which money may be borrowed.

112. Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Assignment.

113. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

Special privileges.

114. *(A)* The Board shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Companies Ordinance in regard to the registration of mortgages and charges therein specified and otherwise.

Register of charges to be kept.

(B) If the Company issues a series of debentures or debenture stock not transferable by delivery, the Board shall cause a proper register to be kept of the holders of such debentures in accordance with the provisions of the Companies Ordinance.

Register of debentures or debenture stock.

115. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

Mortgage of uncalled capital.

Managing Directors, etc.

116. The Board may from time to time appoint any one or more of its body to the office of Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director and/or such other office in the management of the business of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article 100.

Power to appoint Managing Directors, etc.

117. Every Director appointed to an office under Article 116 hereof shall, but without prejudice to any claim for damages for breach of any contract of service between himself and the Company be liable to be dismissed or removed therefrom by the Board.

Removal of Managing Director, etc.

118. A Director appointed to an office under Article 116 shall be subject to the same provisions as to rotation, resignation and removal as the other Directors of the Company, and he shall *ipso facto* and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

Cessation of appointment.

119. The Board may from time to time entrust to and confer upon a Managing Director, Joint Managing Director, Deputy Managing Director or Executive Director all or any of the powers of the Board that it may think fit

Powers may be delegated.

Provided that the exercise of all powers by such Director shall be subject to such regulations and restrictions as the Board may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied, but no person dealing in good faith and without notice of such withdrawal, revocation or variation shall be affected thereby.

Management

120. *(A)* The management of the business of the Company shall be vested in the Board who, in addition to the powers and authorities by these Articles expressly conferred upon it, may exercise all such powers and do all such acts and things as may be exercised or done or approved by the Company and are not hereby or by the Companies Ordinance expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Companies Ordinance and of these Articles and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles, provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made.

General powers of Company vested in Board.

(B) Without prejudice to the general powers conferred by these Articles, it is hereby expressly declared that the Board shall have the following powers:—

(i) to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed; and

(ii) to give to any Directors, officers or servants of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

Managers

121. The Board may from time to time appoint a general manager, manager or managers of the business of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

Appointment and remuneration of managers.

122. The appointment of such general manager, manager or managers may be for such period as the Board may decide and the Board may confer upon him or them all or any of the powers of the Board and such title or titles as it may think fit.

Tenure of office and powers.

123. The Board may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Board may in its absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

Terms and conditions of appointment.

Chairman

124. The Board may from time to time elect or otherwise appoint a Director to be Chairman or Deputy Chairman and determine the period for which each of them is to hold office. The Chairman or, in his absence, the Deputy Chairman shall preside at meetings of the Board, but if no such Chairman or Deputy Chairman be elected or appointed, or if at any meeting the Chairman or Deputy Chairman is not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting. Chairman.

Proceedings of the Directors

125. The Board may meet together for the despatch of business, adjourn and otherwise regulate its meetings and proceedings as it thinks fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined two Directors shall be a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but, notwithstanding that an alternate Director is also a Director or is an alternate for more than one Director, he shall for quorum purposes count as only one Director. The Board or any committee of the Board may participate in a meeting of the Board or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting are capable of hearing each other. Meeting of the Board quorum, etc.

126. A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director and alternate Director either in writing or by telephone or by telex or telegram or facsimile at the address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine, Provided that notice need not be given to any Director or alternate Director for the time being absent from Hong Kong. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective. Convening of Board meeting.

127. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote. How questions to be decided.

128. A meeting of the Board for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under these Articles for the time being vested in or exercisable by the Board generally. Powers of meeting.

129. The Board may delegate any of its powers to committees consisting of such member or members of its body and such other persons, as the Board thinks fit, and it may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board. Power to appoint committee and to delegate.

130. All acts done by any such committee in conformity with such regulations and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect as if done by the Board, and the Board shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company. Acts of committee to be of same effect as acts of Board.

131. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and are not replaced by any regulations imposed by the Board pursuant to Article 129. Proceedings of committee.

132. All acts *bona fide* done by any meeting of the Board or by any such committee or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of such Director or persons acting as aforesaid or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director or member of such committee. When acts of Board or committee to be valid notwithstanding defects.

133. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Director or Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose. Directors' powers when vacancies exist.

134. A resolution in writing signed by all the Directors except such as are absent from Hong Kong or temporarily unable to act through ill-health or disability (or their alternate Directors) shall (so long as they constitute a quorum as provided in Article 125) be as valid and effectual as if it had been passed at a meeting of the Board duly convened and held. Any such resolution in writing may consist of several documents in like form each signed by one or more of the Directors or alternate Directors. Resolution in writing of Directors.

Minutes

135. *(A)* The Board shall cause minutes to be made of:— Minutes of proceedings of meetings and Directors.

(i) all appointments of officers made by the Board;

(ii) the names of the Directors present at each meeting of the Board and of committees appointed pursuant to Article 129; and

(iii) all resolutions and proceedings at all meetings of the Company and of the Board and of such committees.

(B) Any such minutes shall be conclusive evidence of any such proceedings if they purport to be signed by the Chairman of the meeting at which the proceedings were held or by the Chairman of the next succeeding meeting.

Secretary

136. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Companies Ordinance or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Board. If the Secretary appointed is a corporation or other body, it may act and sign by the hand of any one or more of its directors or officers duly authorised.

Appointment of Secretary.

137. The Secretary shall, if an individual, ordinarily reside in Hong Kong and, if a body corporate, have its registered office or a place of business in Hong Kong.

Residence.

138. A provision of the Companies Ordinance or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

Same person not to act in two capacities at once.

General Management and Use of the Seal

139. *(A)* The Board shall provide for the safe custody of the seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which the seal shall be affixed shall be signed by any two directors or any two persons appointed by the Board for the purpose, provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the seal may be affixed as the Board may determine) that such signatures or any of them may be affixed to certificates for shares or debentures or warrants or representing any other form of securities by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Directors previously given.

Custody of seal.

(B) The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and any such certificates or other document to which such official seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Companies Ordinance where and as the Board shall determine, and the Company may by writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and they may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

Official seal.

140. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, indorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

Cheques and banking arrangements.

141. *(A)* The Board may from time to time and at any time, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Power to appoint attorney.

(B) The Company may, by writing under its seal, empower any person, either generally or in respect of any specified matter, as its attorney to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the seal of the Company.

Execution of deeds by attorney.

142. The Board may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration, and may delegate to any committee, local board or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Local boards.

143. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and holding or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and

Power to establish pension funds.

may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

Capitalisation of Reserves

144. *(A)* The Company in general meeting may, upon the recommendation of the Board, resolve to capitalise any part of the Company's reserves or undivided profits not required for the payment or provision of the dividend on any shares with a preferential right to dividend, and accordingly that such part be sub-divided amongst the members who would have been entitled thereto if distributed by way of dividend and in the same proportions, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures or other securities of the Company to be allotted and distributed credited as fully paid to and amongst such members in the proportion aforesaid, or partly in one way and partly in the other; provided that for the purpose of this Article, any amount standing to the credit of share premium account and a capital redemption reserve fund may only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares. Power to capitalise.

(B) Whenever such a resolution as aforesaid shall have been passed the Board shall make all appropriations and applications of the reserves or profits and undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares, debentures, or other securities and generally shall do all acts and things required to give effect thereto. For the purpose of giving effect to any resolution under this Article, the Board may settle any difficulty which may arise in regard to a capitalisation issue as it thinks fit, and in particular may determine that cash payments shall be made to any members in respect of fractional entitlements or that fractions of such value (as the Board may determine) may be disregarded in order to adjust the rights of all parties or that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned. The provisions of the Companies Ordinance in relation to the filing of contracts for allotment shall be observed and the Board may appoint any person to sign on behalf of the persons entitled to share in a capitalisation issue and such appointment shall be effective and binding upon all concerned, and the contract may provide for the acceptance by such persons of the shares, debentures or other securities to be allotted and distributed to them respectively in satisfaction of their claims in respect of the sum so capitalised. Effect of resolution to capitalise.

145. *(A)* If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions applicable under the terms and conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:— Subscription Right Reserve.

(i) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Right Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (iii) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Right Reserve in paying up in full such difference in respect of such additional shares as and when the same are allotted;

(ii) the Subscription Right Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(iii) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:—

(aa) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(bb) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par,

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Right Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholder; and

(iv) if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Right Reserve is not sufficient to pay up in full

such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account and capital redemption reserve fund) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment up and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(B) Shares allotted pursuant to the provisions of this Article shall rank *pari passu* in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (A) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(C) A certificate or report by the Auditors for the time being of the Company as to whether or not the Subscription Right Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Right Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Right Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

Dividends and Reserves

146. The Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board. Power to declare dividends.

147. *(A)* The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the position of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and Board's power to pay interim dividends.

provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

(B) The Board may also pay half-yearly or at other suitable intervals to be settled by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

148. No dividend shall be payable except out of the profits of the Company. No dividend shall carry interest. **Dividends not to be paid out of capital.**

149. Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, with or without offering any rights to shareholders to elect to receive such dividend in cash, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may determine that fractional entitlements shall be aggregated and sold and the benefit shall accrue to the Company rather than to the members concerned, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend and such appointment shall be effective. Where requisite, a contract shall be filed in accordance with the provisions of the Companies Ordinance and the Board may appoint any person to sign such contract on behalf of the persons entitled to the dividend and such appointment shall be effective. **Dividend in specie.**

150. *(A)* Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve:— **Scrip dividends.**

either (i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted shall be of the same class or classes as the class or classes already held by the allottee, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:—

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the shareholders of the right of election accorded to them and

shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(d) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in lieu and in satisfaction thereof shares shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis.

or (ii) that shareholders entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the allottee. In such case, the following provisions shall apply:—

(a) the basis of any such allotment shall be determined by the Board;

(b) the Board, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the shareholders of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(c) the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(d) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company or any part of any of the Company's reserve accounts (including any special account, share premium account and capital redemption reserve fund (if there be any such reserve)) as the Board may determine, a sum equal to the aggregate nominal amount of the shares to be allotted on such basis and apply the same in paying up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(B) The shares allotted pursuant to the provisions of paragraph (A) of this Article shall rank *pari passu* in all respects with the shares then in issue save only as regards participation:—

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (A) of this Article in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (A) of this Article shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (A) of this Article with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(D) The Company may upon the recommendation of the Board by special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (A) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (A) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

151. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute by way of dividend. Reserves.

152. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share. Dividends to be paid in proportion to paid up capital.

153. *(A)* The Board may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists. Retention of dividends etc.

(B) The Board may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise. Deduction of debts.

154. Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call shall be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call. Dividend and call together.

155. A transfer of shares shall not pass the right to any dividend or bonus declared thereon before the registration of the transfer. Effect of transfer.

156. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, interim dividends or bonuses and other moneys payable in respect of such shares. Receipt for dividends by joint holders of share.

157. Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares, unless otherwise directed by the Board, any dividend or bonus may be paid by cheque or warrant sent through Payment by post. (As amended by Special Resolution 3/11/93)

the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first in the register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged.

158. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company. The provisions of this Article are subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares.

Unclaimed dividend. (As amended by Special Resolution 3/11/93)

159. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares on a particular date or at a point of time on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall *mutatis mutandis* apply to bonuses, capitalisation issue, distributions of realised capital profits or offers or grants made by the Company to the members.

Record dates.

Untraceable Members

160. Without prejudice to the rights of the Company under Article 158 and the provisions of Article 161, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

Company may cease sending dividend warrants.

161. The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a member who is untraceable, but no such sale shall be made unless:—

Company may sell shares of untraceable members.

(i) all cheques or warrants, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(ii) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(iii) the Company has caused an advertisement to be inserted in English in an English language newspaper and in Chinese in a Chinese language newspaper giving notice of its intention to sell such shares and has notified The Stock Exchange of Hong Kong Limited of such intention and a period of three months has elapsed since the date of such advertisement.

For the purpose of the foregoing, "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph (iii) of this Article and ending at the expiry of the period referred to in that paragraph.

To give effect to any such sale the Board may authorise any person to transfer the said shares and instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

Distribution of Realised Capital Profits

Distribution of realised capital profits.

162. The Company in general meeting may at any time and from time to time resolve that any surplus moneys in the hands of the Company representing capital profits arising from moneys received or recovered in respect of or arising from the realisation of any capital assets of the Company or any investments representing the same and not required for the payment or provision of any fixed preferential dividend instead of being applied in the purchase of any other capital assets or for other capital purposes be distributed amongst the ordinary shareholders on the footing that they receive the same as capital and in the shares and proportions in which they would have been entitled to receive the same if it had been distributed by way of dividend, provided that no such profits as aforesaid shall be so distributed unless there shall remain in the hands of the Company a sufficiency of other assets to answer in full the whole of the liabilities and paid-up share capital of the Company for the time being.

Annual Returns

Annual returns.

163. The Board shall make the requisite annual returns in accordance with the Companies Ordinance.

Accounts

164. The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Companies Ordinance or necessary to give a true and fair view of the state of Company's affairs and to show and explain its transactions. Accounts to be kept.

165. The books of account shall be kept at the registered office or at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors. Where accounts to be kept.

166. The Board shall from time to time determine whether and to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Ordinance or authorised by the Board or by the Company in general meeting. Inspection by members.

167. *(A)* The Board shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company at its annual general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are required by the Companies Ordinance. Annual profit and loss account and balance sheet.

(B) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and a printed copy of every balance sheet (including every document required by law to be annexed thereto) and profit and loss account which is to be laid before the Company at its annual general meeting, together with a printed copy of the Directors' report and a printed copy of the Auditors' report, shall not less than twenty-one days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and every person registered under Article 46 and every other person entitled to receive notices of general meetings of the Company, provided that this Article shall not require a printed copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures. Annual report of Directors and balance sheet to be sent to members.

Audit

168. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance. Auditors.

169. Subject as otherwise provided by the Companies Ordinance the remuneration of the Auditors shall be fixed by the Company in general meeting provided always that in respect of any particular year the Company in general meeting may delegate the fixing of such remunerations to the Board. Remuneration of Auditors.

170. Every statement of accounts audited by the Company's Auditors and presented by the Board at an annual general meeting shall after approval at such meeting be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of account amended in respect of the error shall be conclusive. When accounts to be deemed finally settled.

Notices

171. Any notice or document to be given or issued under these Articles shall be in writing, and may be served by the Company on any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or by delivering or leaving it at such registered address as aforesaid or (in the case of a notice) by advertisement in English in an English language newspaper and in Chinese in a Chinese language newspaper. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.

Service of notices.

172. Subject to any special rights, privileges or restrictions for the time being attached to any class or classes of shares, any member shall be entitled to have notices served on him at any address within Hong Kong. Any member whose registered address is outside Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. A member who does not notify the Company of an address in Hong Kong may notify the Company of an address outside Hong Kong and the Company may serve notices on him at such overseas address. In the absence of notification by a member of a registered address for the purpose of service of notice, such member shall be deemed to have received any notice which shall have been displayed at the registered office of the Company and shall have remained there for the space of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed.

Members out of Hong Kong.
(As amended by Special Resolution 3/11/93)

173. Any notice sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto, airmail postage prepaid), addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof.

When notice by post deemed to be served.

174. A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

Service of notice to persons entitled on death, mental disorder or bankruptcy of a member.

175. Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the register shall have been duly given to the person from whom he derives his title to such share.

Transferee to be bound by prior notices.

176. Any notice or document delivered or sent by post to, or left at the registered address of any member in pursuance of these presents, shall notwithstanding that such member be then deceased or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares. Notice valid though member deceased bankrupt.

177. The signature to any notice to be given by the Company may be written or printed. How notice to be signed.

Information

178. No member (not being a Director) shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret or process which may relate to the conduct of the business of the Company and which in the opinion of the Board it will be inexpedient in the interests of the members of the Company to communicate to the public. Member not entitled to information.

Destruction of Documents

179. The Company may destroy:— Destruction of documents.

(a) any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

(b) any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date on which such mandate, variation, cancellation or notification was recorded by the Company;

(c) any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

(d) any other document, on the basis of which any entry in the register is made, at any time after the expiry of six years from the date on which an entry in the register was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:—

(i) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim;

(ii) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled; and

(iii) references in this Article to the destruction of any document include reference to its disposal in any manner.

Winding Up

180. If the Company shall be wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them respectively, but all subject to the rights of any shares which may be issued on special terms or conditions.

Division of assets in liquidation.

181. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Ordinance, divide among the members in specie or kind the whole or any part of the assets of the Company and whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other assets upon which there is a liability.

Power to distribute assets in specie.

182. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in English in an English language newspaper and in Chinese in a Chinese language newspaper as he shall deem appropriate or by a registered letter sent through the post and addressed to such member at his address as mentioned in the register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Service of process.

Indemnity

183. *(A)* Every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities (including any such liability as is mentioned in paragraph (c) of the proviso to Section 165 of the Companies Ordinance) which he may sustain or incur in or about the execution of the duties of this office or otherwise in relation thereto, and no Director or other officer shall be liable for any loss, damages or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto, provided that this Article shall only have effect in so far as its provisions are not avoided by the Companies Ordinance. Indemnity.

(B) Subject to Section 165 of the Companies Ordinance, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Board may execute or cause to be executed any mortgage, charge, or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability.

Convertible Cumulative Preference Shares

184. The provisions of this Article shall apply to the Convertible Cumulative Preference Shares of HK$7,500 each in the Company and shall prevail over any inconsistency with any other provisions of the Articles. (Adopted by Special Resolution 3/11/93)

(1) In this Article, unless the context otherwise requires:— Interpretation.

(A) the following expressions shall have the following meanings:—

Agent's Office

the offices of Barclays Bank PLC at 168 Fenchurch Street, London EC3P 3PH and at Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU and/or Banque Internationale à Luxembourg S.A. at 2 Boulevard Royal, L-2959 Luxembourg and/or such other office or offices of such person(s) or such other person(s) as the Company may from time to time designate by notice published in accordance with paragraph (16) (A);

Bank

an independent investment bank of international repute selected by the Company;

Business Day

a day (excluding Saturdays) on which commercial banks are open for business in the place(s) in question;

Capital Distribution

any distribution paid or made by the Company on Ordinary Shares to the extent that the amount of such distribution exceeds the amount calculated by reference to the following formula:-

$$P - D$$

where:-

P = the aggregate of the net consolidated profits less the aggregate of the net consolidated losses of the Company and its Subsidiaries after taxation and minority interests but before extraordinary items in respect of the financial period ended on 30th June, 1993 and each subsequent financial period in respect of which an audited consolidated profit and loss account of the Company and its Subsidiaries (or, if it has at the relevant time no Subsidiaries, an audited profit and loss account of the Company) has been published, as shown by such profit and loss account(s);

D = the aggregate amount of all distributions already paid or made by the Company at the time of the relevant calculation on Ordinary Shares in respect of the financial period ended on 30th June, 1993 and each subsequent financial period;

Provided that if such amount is greater than "P" then "D" shall be deemed to be equal to "P";

And for these purposes:—

(a) the amount of any distribution made otherwise than in cash shall be deemed to be equal to the Market Value of the relevant assets as at the date on which such distribution shall have been made;

(b) a distribution shall be deemed to be paid or made in respect of the financial period in respect of which it is expressed by the Company to be an interim or final distribution or, in the case of distributions which are not so expressed to be in respect of any financial period, in respect of the financial period in which it is paid or made; and

(c) the issue of Ordinary Shares or other securities credited as fully paid by way of capitalisation of profits, reserves or any other account of the Company shall be deemed not to be a distribution for the purposes of this definition (whether or not preceded by a declaration of distribution) unless such Ordinary Shares or other securities are allotted credited as fully paid in satisfaction of a distribution in respect of which shareholders entitled thereto are entitled to elect to receive cash or specie in lieu of such allotment or such allotment in lieu of cash or specie;

Closing Price

the closing price on the Relevant Stock Exchange, as published by the Relevant Stock Exchange, or in the absence of any such published closing price as reasonably determined by the Company; Provided that (for the purposes of paragraph (6)(A)) if between the beginning of any relevant 30 day period and the time of service of the relevant Compulsory Conversion Notice, or (for the purposes of paragraph (8)(A)) if before the issue of the relevant Ordinary Shares or the issue or grant of, or the modification of the rights in respect of, any securities, options, warrants or rights to subscribe or purchase, there shall have been a Record Date in respect of any distribution or rights offer (other than any in connection with which the determination of the Closing Price is being made) made on or in respect of the Ordinary Shares or, as the case may be, the relevant securities, then the Closing Price of the Ordinary Shares or, as the case may be, the relevant securities on any Dealing Day before such Ordinary Shares or, as the case may be, the relevant securities were traded without the benefit of such distribution or rights shall be deemed to be the actual closing price less the amount or Market Value (on the date upon which the distribution or the rights offer was made) of such distribution or rights;

Compulsory Conversion Date

12:00 noon in London on the date specified in the relevant Compulsory Conversion Notice as the date on which the Relevant Convertible Preference Shares are to be converted;

Compulsory Conversion Notice

a notice stating that all or some of the Convertible Preference Shares (being 5,000 Convertible Preference Shares or an integral multiple thereof) are to be compulsorily converted on a specified date (being on or after 16th November, 2003 and not more than 60 days nor less than 30 days after the date on which such notice is given);

Conversion Date

12:00 noon on the Business Day in London immediately following that on which an effective Conversion Notice shall have been delivered;

Conversion Notice

a notice, in such form as the Directors may from time to time specify, stating that a Convertible Preference Shareholder wishes to exercise the Conversion Right in respect of one or more Convertible Preference Shares;

Conversion Number

such number of Ordinary Shares as may be subscribed at the Conversion Price in force on the relevant Conversion Date or Compulsory Conversion Date with the Reference Amount at a fixed exchange rate of HK$7.7366 per US$1.00;

Conversion Period

in respect of any Convertible Preference Share, the period from (but excluding) the Exchange Date until (and including) the eighth day prior to the Redemption Date in respect of that Convertible Preference Share together with the period from (but excluding) the date on which the Company is obliged to make payment pursuant to paragraph (10) until (but excluding) the date on which such payment is actually made by the Company;

Conversion Price

HK$10.10 per Ordinary Share, as adjusted from time to time in accordance with paragraph (8);

Conversion Right

the right, subject to the provisions of this Article, the Companies Ordinance and to any other applicable fiscal or other laws or regulations, to convert any Convertible Preference Share into the Conversion Number of Ordinary Shares;

Convertible Preference Shares

Convertible Cumulative Preference Shares of HK$7,500 each in the capital of the Company issued at any time following the adoption of this Article on the terms of this Article, as amended from time to time;

Converting Shareholder

a Convertible Preference Shareholder all or some of whose Convertible Preference Shares are being or have been converted;

Dealing Day

a day on which the Relevant Stock Exchange is open for business and on which trading in the Ordinary Shares or, as the case may be, the relevant securities is not suspended;

Depositary

Barclays Bank PLC or any successor depositary appointed under the terms of a deposit agreement entered into on or before 16th November, 1993 (as amended from time to time) between the Company and Barclays Bank PLC and governing the issue of International Depositary Receipts;

Dividend

the fixed cumulative preferential dividend payable pursuant to paragraph (2)(A);

Equity Share Capital

issued share capital excluding any part thereof which, neither as respects dividends nor as respects capital, carries any right to participate beyond a specified amount in a distribution;

Exchange Date

the date falling 40 days after the issue of the Convertible Preference Shares in the case of Convertible Preference Shares to be issued on or about 16th November, 1993 (or as the Directors may otherwise determine in the case of any other issue);

HK$

Hong Kong dollars or other lawful currency of Hong Kong from time to time;

Hong Kong Stock Exchange

The Stock Exchange of Hong Kong Limited;

International Depositary Receipts

international depositary receipts representing Convertible Preference Shares;

Luxembourg Stock Exchange

Société de la Bourse de Luxembourg;

Market Value

such price as is determined by a Bank to be the value of the relevant property;

Ordinary Shares

(i) fully paid ordinary shares of HK$1 each (or of such other nominal value in which such ordinary shares are for the time being denominated following any consolidation or sub-division which gives rise to an adjustment to the Conversion Price in accordance with paragraph (8)) in the Company of the class listed on the Hong Kong Stock Exchange as at the date of adoption of this Article or, where the context so requires, stock resulting from the conversion of Ordinary Shares into stock, provided that if all Ordinary Shares are replaced by other securities (all of which are identical), the expression "Ordinary Shares" shall thereafter refer to those other securities; and

(ii) any such ordinary shares comprised in any issue, distribution or grant pursuant to sub-paragraphs (8)(A)(ii), (iii)(a), (v), (vi) or (vii) which, when fully paid, will be Ordinary Shares;

Pari Passu Shares

shares ranking pari passu as regards income with the Convertible Preference Shares;

Record Date

the date and time by which a subscriber or transferee of securities of the class in question would have to be registered in order to participate in the relevant distribution or rights;

Redemption Date

the date specified in the relevant Redemption Notice as the date on which the Relevant Convertible Preference Share is to be redeemed;

Redemption Notice

a notice stating that all or some of the Convertible Preference Shares (being 5,000 Convertible Preference Shares or an integral multiple thereof) are to be redeemed on a specified date (being on or after 16th November, 1996 and not more than 60 days nor less than 30 days after the date on which such notice is given) and specifying the place at which certificates for such Convertible Preference Shares must be presented in connection with such redemption;

Reference Amount

US$1,000 provided that if at any time there shall be an alteration in the nominal value of a Convertible Preference Share the Reference Amount immediately before the alteration shall be adjusted by multiplying it by a fraction of which the numerator shall be the nominal value of one Convertible Preference Share immediately after such alteration and of which the denominator shall be the nominal value of one Convertible Preference Share immediately before such alteration;

Registrar's Office

the office of Central Registration Hong Kong Limited at 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong and/or such office of such person or such other person as the Company may from time to time designate by notice published in accordance with paragraph (16)(A);

Relevant Convertible Preference Share

a Convertible Preference Share which is to be converted pursuant to a Conversion Notice or a Compulsory Conversion Notice or redeemed pursuant to a Redemption Notice;

Relevant Jurisdiction

a jurisdiction in which the Company or any of its Subsidiaries is incorporated, carries on business or holds any assets;

Relevant Ordinary Share

an Ordinary Share to be issued on conversion of any Convertible Preference Share(s);

Relevant Stock Exchange

(a) the Hong Kong Stock Exchange; or

(b) if, for the purposes of paragraph (8), the consideration at which any shares or securities are or are to be issued, or the relevant exercise, exchange or subscription price, if any, for such shares or securities, is to be fixed by reference to the price of such shares or securities on another stock exchange, that stock exchange;

Specified Date

in relation to any conversion of Convertible Preference Shares means the date that is three years after the later of (i) the date of original issue of the Convertible Preference Shares being converted and (ii) the last date on which the Company or any affiliate of the Company was the beneficial owner of such Convertible Preference Shares;

Subsidiary

has the meaning given to such term pursuant to Article 2 and the Companies Ordinance; and

US dollars and US$

the lawful currency of the United States of America.

(B) references to:-

companies include references to any bodies corporate however and wherever incorporated;

distribution include references to any dividend or other distribution (including a distribution in specie) or capitalisation issue;

paragraphs are references to paragraphs of this Article;

property include references to shares, securities, cash and other assets or rights of any nature.

(2) (A) Each Convertible Preference Share shall confer on the holder thereof the right, pari passu with the holders of any Pari Passu Shares but otherwise in priority to any distribution in respect of any other class of shares, to a fixed cumulative preferential dividend at the rate of 5.5 per cent. per annum on the Reference Amount of such Convertible Preference Share. Income.

Such Dividend shall be paid, if and so far as in the opinion of the Directors the profits of the Company justify such payment (taking account, for this purpose, of any other payments or distributions to be made at any time on or in respect of any Pari Passu Shares), on 16th November in each year to Convertible Preference Shareholders on the register of members on such date (or, if that is not a Business Day in London and Hong Kong, the last preceding day which is a Business Day in London and Hong Kong) in respect of the 12 month period ending on that 16th November whether or not the Convertible Preference Share in question has been in issue for the whole of the relevant 12 month period, except that the first such payment shall be payable on the 16th November, 1994 (or, if that is not a Business Day in London and Hong Kong, the last preceding day which is a Business Day in London and Hong Kong) and shall be payable in respect of the period from the first date of issue of any Convertible Preference Share to such 16th November. For the purposes of determining those entitled to dividends on the Convertible Preference Shares, the register of members may be closed for up to five Business Days in London and Hong Kong before any dividend payment date.

To the extent that such Dividends are not paid on the Convertible Preference Shares and/or any dividends are not paid on any Pari Passu Shares they shall accumulate and any such arrears of Dividend on the Convertible Preference Shares and/or dividends on any Pari Passu Shares shall be payable to the Convertible Preference Shareholders and/or the holders of the relevant Pari Passu Shares, pari passu as between themselves, in preference to any other distribution in respect of any other class of shares. The Convertible Preference Shares shall not entitle the holders thereof to any further or other right of participation in the profits of the Company.

(B) Subject to sub-paragraph (C), each Convertible Preference Share shall carry the right to the Dividend in respect of all periods up to and including the end of the 12 month period ending on the 16th November on or immediately preceding the Conversion Date in respect of that Convertible Preference Share but not in respect of any subsequent period and, in the case of a conversion the Conversion Date for which falls on or prior to the 16th November next following the date of issue of the relevant Convertible Preference Shares, shall carry no right to any Dividend.

(C) Any Convertible Preference Share which is compulsorily converted or redeemed shall carry the right to the Dividend calculated down to and inclusive of the Compulsory Conversion Date or, as the case may be, the date upon which such Convertible Preference Share is redeemed.

(D) The amount of any Dividend payable in respect of a period of less than one year shall be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed on the basis of a 30 day month.

(3) On a return of capital on liquidation or otherwise (but not on conversion or redemption of Convertible Preference Shares or any repurchase by the Company of Convertible Preference Shares or Ordinary Shares) the assets of the Company available for distribution among the members shall be applied as follows:- Capital.

first, in paying to the Convertible Preference Shareholders and to the holders of any Pari Passu Shares, pari passu as between themselves, a sum equal to any arrears and accruals of the dividend payable respectively on such Convertible Preference Shares and such Pari Passu Shares to be calculated down to and inclusive of the date of the return of capital and to be payable whether or not any of such dividends have been declared and whether or not the Company has sufficient distributable reserves;

secondly, in paying to the Convertible Preference Shareholders (pro rata to the aggregate of the Reference Amounts of the Convertible Preference Shares held by each such holder), pari passu as between themselves and the holders of any other shares in the capital of the Company ranking pari passu with the Convertible Preference Shares as regards repayment of amounts paid up or credited as paid up on such shares, an amount equal to the aggregate of the Reference Amounts of all the Convertible Preference Shares and the amounts paid up or credited as paid up on any other such shares; and

thirdly, the balance of such assets shall belong to and be distributed among the holders of any class of shares in the capital of the Company other than the Convertible Preference Shares and any other shares not entitled to participate in such assets in accordance with the respective rights attaching thereto. The Convertible Preference Shares shall not confer on the holders thereof the right to participate in such surplus assets.

(4) The Company shall not (unless such sanction has been given by the Convertible Preference Shareholders as would be required for a variation of the special rights attaching thereto or unless otherwise provided in these Articles) create or issue any shares ranking as regards order in the participation in the profits of the Company or in the assets of the Company on a winding up or otherwise in priority to the Convertible Preference Shares, but the Company may issue, without obtaining the consent of the Convertible Preference Shareholders, shares ranking pari passu with the Convertible Preference Shares as regards order of participation in profits or assets and carrying such rights as to rates of dividend, voting (subject as provided in paragraph 9(F) below), redemption, conversion, exchange or otherwise as the Directors may determine or as the Company may by Ordinary Resolution determine. Ranking.

(5) (A) Each Convertible Preference Shareholder shall have the Conversion Right in relation to the Convertible Preference Share(s) held by him. Voluntary conversion.

(B) Any Convertible Preference Shareholder may exercise the Conversion Right in respect of one or more Convertible Preference Shares held by him at any time during the Conversion Period subject to the provisions of the Companies Ordinance and any other applicable fiscal and other laws and regulations by delivering a duly signed and completed Conversion Notice to either the Registrar's Office or any Agent's Office. A Conversion Notice shall not be effective if:-

(i) the Conversion Date in respect of the Conversion Notice does not fall within the Conversion Period;

(ii) it is not accompanied by the share certificates in respect of the Relevant Convertible Preference Shares and such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require);

(iii) it is not accompanied by banker's orders or similar instruments payable to the Company in respect of all taxes and stamp, issue and registration duties (if any) arising in any jurisdiction on conversion (other than any capital or any stamp duties payable in Hong Kong in respect of the issue of Relevant Ordinary Shares, which shall be payable by the Company); and

(iv) in the case of a Conversion Notice the Conversion Date in respect of which is on or before 16th November in any year and which results in conversion taking place at a time when it is either not possible or not practicable to amend the register of Convertible Preference Shareholders to reflect the conversion of the Relevant Convertible Preference Shares before such register is closed for determining those Convertible Preference Shareholders entitled to receive the Dividend payable in respect of the period ended on that 16th November, it is not accompanied by a banker's order or similar instrument payable to the Company in an amount equal to the Dividend in respect thereof which the registered holder is to receive.

(C) Conversion of the Convertible Preference Shares shall be effected in such manner, subject to the Articles and as may be authorised by law, as the Directors shall from time to time determine (including in accordance with the following provisions).

Without prejudice to the generality of the foregoing, any Convertible Preference Share may be converted by redemption at such price (whether at par, below par or at a premium) as the Directors shall determine on the relevant Conversion Date out of (i) the distributable profits (as defined by Section 49S of the Companies Ordinance) of the Company or (ii) the proceeds of a fresh issue of shares made for the purpose, or any combination of (i) and (ii).

A Relevant Convertible Preference Share (in the event that the Directors elect to redeem out of the distributable profits of the Company) shall confer on the holder thereof the right to subscribe for the appropriate number of Ordinary Shares to which such holder is entitled on exercise of the Conversion Right attaching to the Relevant Convertible Preference Share at par or at such premium (if any) as shall represent the amount by which the redemption moneys exceed the nominal amount of the Ordinary Shares to which the holder is so entitled; in any such case the Conversion Notice given by a holder of Relevant Convertible Preference Shares shall be deemed irrevocably to authorise and instruct the Directors to apply the redemption moneys payable to him in subscribing for such Ordinary Shares at par or at such premium, if any, as aforesaid. A Relevant Convertible Preference Share (in the event that the Directors elect to redeem out of the proceeds of a fresh issue) shall confer on the holder thereof the right to subscribe and shall authorise the Secretary of the Company (or any other person appointed for the purpose by the Directors) to subscribe as agent on the holder's behalf for the appropriate number of Ordinary Shares (which authority shall include the right to borrow money) to which such holder is entitled on exercise of the Conversion Right attaching to the Relevant Convertible Preference Share at par or at such premium, if any, as shall represent the amount by which the redemption moneys exceed the nominal amount of the Ordinary Shares to which the holder is so entitled; in any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the Directors to apply the redemption moneys payable to him in payment to him or his said agent.

Without prejudice to the generality of the foregoing, the Directors may also determine to effect conversion by means of consolidation, sub-division and reclassification. In such case the requisite consolidation, sub-division and reclassification shall be effected pursuant to the authority given by the passing of the special resolution to create the Convertible Preference Shares by consolidating into one share all the Relevant Shares at any Conversion Date held by any holder or joint holders and sub-dividing and reclassifying such consolidated share into such integral number of Ordinary Shares as shall be equal in total nominal amounts to the total nominal amount of the Ordinary Shares into which the Relevant Shares are required to be converted (fractional entitlements being disregarded) and the balance of such shares (including any fractions) shall be such number of shares of HK$0.01 each (which shall be designated Non-voting Deferred Shares) having the rights set out in this paragraph as equals the amount expressed in cents by which the nominal amount of the consolidated share exceeds the total nominal amount of the Ordinary Shares referred to above. In the case of a conversion effected by means of consolidation, sub-division and reclassification as provided in this paragraph the Non-voting Deferred Shares arising as a result thereof shall on a return of capital on winding-up or otherwise entitle the holder only to the repayment of the amounts paid up on such shares after repayment of the capital paid up on the Ordinary Shares and the

payment of HK$100,000,000 on each Ordinary Share and shall not entitle the holder to the payment of any dividend nor to receive notice of or attend or vote at any general meeting of the Company and such conversion shall be deemed to confer irrevocable authority on the Company at any time thereafter to appoint any person to execute on behalf of the holders of such Non-voting Deferred Shares a transfer thereof (and/or an agreement to transfer the same), to such person as the Company may determine as custodian thereof and/or to purchase the same (in accordance with the provisions of the Companies Ordinance) in any such case for not more than HK$0.01 for all the Non-voting Deferred Shares without obtaining the sanction of the holder or holders thereof and pending such transfer and/or purchase to retain the certificate for such Non-voting Deferred Shares. The Company may at its option at any time redeem all of the Non-voting Deferred Shares then in issue, at a price not exceeding HK$0.01 for all the Non-voting Deferred Shares redeemed, at any time upon giving the registered holders of such shares not less than 28 days' previous notice in writing of its intention so to do, fixing a time and place for the redemption,

Provided that (whatever the method of conversion determined by the Directors) if any Converting Shareholder has a registered address in any territory where in the absence of a registration statement or any other special formalities the allotment or delivery of any Relevant Ordinary Shares would or might, in the opinion of the Directors, be unlawful or impracticable under the laws of such territory or any Relevant Jurisdiction, then the Company shall as soon as reasonably practicable either (i) allot the Relevant Ordinary Shares to one or more third parties selected by the Company or (ii) allot the Relevant Ordinary Shares to the relevant Convertible Preference Shareholder and then, on his behalf, sell them to one or more third parties selected by the Company, in each case for the best consideration then reasonably obtainable by the Company. As soon as reasonably practicable following any such allotment or allotment and sale, the Company shall pay the Converting Shareholder an amount equal to the consideration received by it.

Each Convertible Preference Shareholder irrevocably authorises the Company to effect the transactions required by this sub-paragraph and for this purpose the Company may appoint some person to execute transfers, renunciations or other documents on behalf of the relevant Convertible Preference Shareholder and generally may make all arrangements which appear to it to be necessary or appropriate in connection therewith.

(D) The Company shall allot and issue the Relevant Ordinary Shares (whatever the manner of conversion) or, as the case may be, send the amount to which he is entitled pursuant to sub-paragraph (C) to the Converting Shareholder, and shall procure that certificates in respect of the Relevant Ordinary Shares, together with a new certificate for any unconverted Convertible Preference Shares comprised in the certificate(s) surrendered by him, are issued, not later than 14 days after the relevant Conversion Date. If and whenever any conversion

takes place after the occurrence of any event falling within any sub-paragraph of paragraph (8)(A) but before the amount of the relevant adjustment to the Conversion Price (if any) shall have been calculated this provision shall:-

(i) initially have effect in connection with that conversion as if the expression "Relevant Ordinary Shares" referred to the Ordinary Shares which the Company would be obliged to issue if the Conversion Price were not to be adjusted in respect of the relevant event; and

(ii) apply again in connection with that conversion following the calculation of the amount of that adjustment as if the expression "Relevant Ordinary Shares" referred to the additional Ordinary Shares (if any) which the Company is obliged to issue in consequence of that adjustment.

(E) Except where the Company has allotted or sold the Relevant Ordinary Shares pursuant to the proviso to sub- paragraph (C), the Company shall, as soon as reasonably practicable, account to the Converting Shareholder for all distributions paid or made on the Relevant Ordinary Shares pursuant to paragraph (7) below.

(F) If, so long as the Conversion Right in respect of the Convertible Preference Shares remains exercisable, a resolution is passed or an order of a court of competent jurisdiction is made that the Company be wound up or dissolved (otherwise than for the purposes of a reconstruction, merger or consolidation the terms whereof have previously been approved by the Convertible Preference Shareholders as a class, in the manner provided in these Articles), notice thereof shall forthwith be given by the Company to the Convertible Preference Shareholders.

(6) (A) The Company may give a Compulsory Conversion Notice at any time; Provided that such notice shall not be effective unless (i) the average of the Closing Prices of an Ordinary Share on each Dealing Day during the period of 30 days ending on the seventh day prior to the date upon which the Compulsory Conversion Notice is first given, expressed in Hong Kong dollars (for which purpose if the Closing Price is expressed in a currency other than Hong Kong dollars such price shall be translated into Hong Kong dollars at the average of the spot selling and spot buying rates between Hong Kong dollars and such other currency of The Hongkong and Shanghai Banking Corporation Limited or such other bank as the Directors may consider to be more appropriate, at or about 11:00 a.m. in Hong Kong (or such other place as such other bank shall be situated) on each relevant Dealing Day) shall have been equal to or greater than 150 per cent. of the Conversion Price in effect on such seventh day, (ii) there shall be no arrears of the Dividend, (iii) the Company shall have sufficient distributable profits to pay the Dividend accrued or to accrue on the Convertible Preference Shares, calculated down to and inclusive of the Compulsory Conversion Date and (iv) the Compulsory Conversion Date is on or after 16th November, 2003. Compulsory conversion.

(B) In the case of partial compulsory conversion, the Convertible Preference Shares to be converted shall be selected individually by lot in such place as the Directors shall select and in such manner as the Directors shall deem to be appropriate and fair, not more than 60 days prior to the Compulsory Conversion Date and notice containing a list of Convertible Preference Shares called for conversion shall be published in accordance with paragraph (16)(A) not less than 30 days prior to the Compulsory Conversion Date.

(C) The holder of any Convertible Preference Share which is to be compulsorily converted shall prior to the Compulsory Conversion Date deliver either to the Registrar's Office or to any Agent's Office the certificates, statements and other items listed in paragraph (5)(B)(ii) to (iv).

(D) On the Compulsory Conversion Date in respect of any Compulsory Conversion Notice the Company shall effect Conversion of the Relevant Convertible Preference Shares in accordance with paragraph (5)(C), provided that, if any Converting Shareholder shall have failed to comply with his obligations under sub-paragraph (C), then each of the Relevant Convertible Preference Shares the subject of the compulsory conversion shall be converted into the Conversion Number of Ordinary Shares on the Compulsory Conversion Date but until such time as the relevant Convertible Preference Shareholder shall have complied with his obligations under sub-paragraph (C), the Company shall have no obligations under paragraph (5)(D) in respect of the Relevant Ordinary Shares and such Relevant Ordinary Shares shall not confer upon the holder(s) thereof the right to receive notice of, or to attend or vote at any general meeting of the Company which is held, or to receive any dividend the Record Date for which falls, prior to such time.

(E) Subject to sub-paragraph (6)(D), paragraphs (5)(C) and (D) shall apply mutatis mutandis at and following a Compulsory Conversion Date.

(F) On the Compulsory Conversion Date or, if later, the date on which certificates for the Relevant Ordinary Shares are issued to the relevant Converting Shareholder pursuant to sub-paragraph (E), the Company shall pay the relevant Converting Shareholder the amount of any arrears and accruals of Dividend to which he is entitled pursuant to paragraph (2)(C).

(7) The Relevant Ordinary Shares shall, save as provided in this Article, rank pari passu in all respects with the Ordinary Shares in issue at the time the Relevant Ordinary Shares are issued, and shall entitle the holders thereof to all distributions paid or made on the Ordinary Shares:- Relevant Ordinary Shares.

(i) subject to the provisions of paragraph (6)(D), by reference to a Record Date falling after the Conversion Date or, as the case may be, the Compulsory Conversion Date, other than (in the case of any Relevant Ordinary Shares issued on conversion in any calendar year in circumstances where the Convertible Preference Shares so converted qualified for the Dividend payable in respect of the period

ended on 16th November within that calendar year and in respect of which the Conversion Notice was not required to be accompanied by payment of an amount equal to the Dividend in respect thereof) a Record Date after the Conversion Date or, as the case may be, the Compulsory Conversion Date which is in respect of any distribution (to the extent that it is not a Capital Distribution) in respect of any financial period of the Company ended prior to such Conversion Date or, as the case may be, the Compulsory Conversion Date; and

(ii) by reference to a Record Date falling on or before the Conversion Date or, as the case may be, the Compulsory Conversion Date and in respect of the final dividend in respect of the financial period of the Company ended on the immediately preceding 30th June, where that Conversion Date or, as the case may be, that Compulsory Conversion Date is on or before 16th November in any calendar year and such Relevant Ordinary Shares were issued in circumstances in which the Convertible Preference Shares so converted did not qualify for the Dividend payable on the Convertible Preference Shares in respect of the period ended on 16th November within that calendar year or in respect of which the Conversion Notice was required to be accompanied by payment of an amount equal to the Dividend in respect thereof, in which case the Relevant Ordinary Shares shall (for the purposes of receiving such dividend on the Ordinary Shares) be deemed to have been registered in the name of the relevant Convertible Preference Shareholder on such Record Date provided that the Relevant Ordinary Shares shall not entitle the holders thereof to participate in any distribution taken or to be taken into account in determining whether or not an adjustment is or is to be made to the Conversion Price applicable to the Convertible Preference Shares so converted pursuant to any sub-paragraph of paragraph (8)(A);

but not otherwise.

(8) (A) The Conversion Price is subject to adjustment as follows:— Conversion Price Adjustment.

(i) If and whenever there shall be an alteration in the nominal value of the Ordinary Shares by reason of consolidation, sub-division and reclassification, the Conversion Price shall be adjusted in relation to subsequent conversions by multiplying it by a fraction of which the numerator shall be the nominal value of one Ordinary Share immediately after such alteration and of which the denominator shall be the nominal value of one Ordinary Share immediately before such alteration and such adjustment shall become effective immediately after such alteration takes effect.

(ii) If and whenever the Company shall issue, wholly for cash, (otherwise than pursuant to sub-paragraph (vi) below) any ordinary shares (other than Ordinary Shares:-

(a) issued to employees (including Directors) of the Company or any of its Subsidiaries in exercise of rights pursuant to any employees' or executive share scheme or to the trustees of any employees' or executive share scheme; or

(b) issued on exercise of the Conversion Right attaching to the Convertible Preference Shares or the conversion or similar rights attaching to any other convertible securities or upon the exercise of any options or warrants or any other rights attaching to any securities exchangeable for or carrying rights to subscribe or purchase Ordinary Shares; or

(c) placed, sold or purchased by or on behalf of the Company or any Subsidiary of the Company through any stock exchange on which the Ordinary Shares are from time to time quoted, where the aggregate number of Ordinary Shares so placed, sold or purchased on any day does not exceed one half of one per cent. of the number of Ordinary Shares in issue on such day;)

at a consideration per Ordinary Share which is less than 95 per cent. of (x) the most recent Closing Price of an Ordinary Share at or immediately before the time at which the consideration at which such Ordinary Shares are, or are to be, issued is fixed or (y) if such consideration is, or is to be, fixed on the basis of or by reference to an average of 5 days' Closing Prices, such average Closing Price, then the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the date of such issue, by multiplying the Conversion Price in effect immediately prior to the issue of such Ordinary Shares by a fraction of which the numerator shall be the number of Ordinary Shares in issue immediately prior to the issue of such Ordinary Shares plus the number of Ordinary Shares which the aggregate consideration receivable for the issue of the Ordinary Shares so issued (determined as provided in sub-paragraph (B)(i) below) would purchase at such Closing Price per Ordinary Share or such average Closing Price (as the case may be) and of which the denominator shall be the number of Ordinary Shares in issue immediately after the issue of such Ordinary Shares. Such adjustment shall become effective as at the date upon which such Ordinary Shares shall be issued.

(iii) (a) If and whenever any securities are issued by the Company wholly for cash (other than pursuant to sub-paragraph (vii) below and other than the Convertible Preference Shares) which by their terms are convertible into or exchangeable for, or (other than pursuant to

sub-paragraph (vi) below) carry rights of subscription for, Ordinary Shares to be issued by the Company and the consideration per Ordinary Share receivable by the Company upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in sub-paragraph (B)(ii) below) shall be less than 95 per cent. of (x) the most recent Closing Price of an Ordinary Share at or immediately before the time at which the consideration at which such Ordinary Shares are, or are to be, issued, or the relevant exercise, exchange or subscription price, if any, for such Ordinary Shares, is fixed or (y) if such consideration is, or is to be, fixed on the basis of or by reference to an average of 5 days' Closing Prices, such average Closing Price, then the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the date of such issue, by multiplying the Conversion Price in effect immediately prior to the issue of such securities by a fraction of which the numerator shall be the number of Ordinary Shares in issue on such date of issue plus the number of Ordinary Shares which the aggregate consideration receivable by the Company for such securities (determined as provided in sub-paragraph (B)(ii) below) would purchase at such Closing Price per Ordinary Share or such average Closing Price (as the case may be) and of which the denominator shall be the number of Ordinary Shares in issue on such date of issue plus the number of Ordinary Shares to be issued upon conversion or exchange of such convertible or exchangeable securities or upon exercise of such rights of subscription attached thereto at the conversion, exchange or subscription price or rate initially applicable thereto. Such adjustment shall become effective as at the date upon which such securities shall be issued.

(b) If and whenever the rights of conversion or exchange or subscription attached to any securities such as are referred to in sub-paragraph (a) above are modified so that the consideration per Ordinary Share receivable by the Company upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities (determined as provided in sub-paragraph (B)(ii) below) shall be less than 95 per cent. of (x) the most recent Closing Price of an Ordinary Share at or immediately before the time at which the relevant modified exercise, exchange or subscription price, if any, for such Ordinary Shares, is fixed or (y) if such consideration is, or is to be, fixed on the basis of or by reference to an average of 5 days' Closing Prices, such average Closing Price, then the Conversion Price shall be adjusted in relation to conversions, the Conversion Date

or Compulsory Conversion Date for which falls after the date of such modification, by multiplying the Conversion Price in effect immediately prior to such modification by:-

(1) in the case of a change in the number of Ordinary Shares into which such securities are convertible or exchangeable, the following fraction:-

$$\frac{E + F}{E + G}$$

where:-

E = the number of Ordinary Shares in issue on the date of modification;

F = whichever shall be the greater of :-

(a) the number of Ordinary Shares which would have been issued upon conversion or exchange of such securities at the conversion or exchange price or rate in force immediately before the modification; or

(b) the number of Ordinary Shares which the aggregate consideration receivable by the Company upon conversion or exchange (determined as provided in sub-paragraph (B)(ii) below but including any consideration receivable in respect of such modification) would purchase at such Closing Price per Ordinary Share or average Closing Price (as the case may be);

G = the number of Ordinary Shares to be issued upon conversion or exchange of such securities at the modified conversion or exchange price or rate;

(2) in the case of an adjustment in the price at which holders of the relevant securities are entitled to subscribe Ordinary Shares, the following fraction:—

$$\frac{H + I}{H + J}$$

where:-

H = the number of Ordinary Shares in issue at the date of the adjustment multiplied by such Closing Price per Ordinary Share or average Closing Price (as the case may be);

I = the aggregate consideration receivable by the Company upon the exercise of such rights of subscription (determined as provided in sub-paragraph (B)(ii) but including any consideration receivable in respect of such adjustment);

J = the number of Ordinary Shares to be issued upon the exercise of such rights of subscription multiplied by whichever shall be the lesser of:-

(a) such Closing Price per Ordinary Share or average Closing Price (as the case may be); or

(b) the amount per Ordinary Share which would have been received by the Company upon the exercise of such rights of subscription at the subscription price in force immediately before the adjustment (determined as provided in sub-paragraph (B)(ii));

(3) in the case of an adjustment of the number of Ordinary Shares which the holders of the relevant securities are entitled to subscribe, the following fraction:-

$$\frac{E + K}{E + L}$$

where:-

E = the number of Ordinary Shares in issue on the date of the adjustment;

K = the number of Ordinary Shares which would have been issued had the aggregate consideration receivable by the Company upon the exercise of such modified rights of subscription (determined as provided in sub-paragraph (B)(ii) but including any consideration receivable in respect of such adjustment) been applied in subscribing Ordinary Shares at whichever shall be the lesser of:-

(a) such Closing Price per Ordinary Share or average Closing Price (as the case may be); and

(b) the aggregate amount of the consideration which would have been receivable by the Company upon the exercise of such rights of subscription prior to modification (determined as provided in sub-paragraph (B)(ii)) divided by the number of Ordinary Shares which would have then been issued;

L = the number of Ordinary Shares to be issued upon exercise of such rights following the adjustment.

Such adjustment shall become effective as at the date upon which such modification shall take effect. A right of conversion, exchange or subscription shall not be treated as modified for the foregoing purposes where it is adjusted to take account of rights or capitalisation issues and other events normally giving rise to adjustment of conversion, exchange or subscription terms.

(iv) If and whenever the Company shall capitalise any amount of profits or reserves and apply the same in paying up in full the nominal value of any Ordinary Shares to be issued to the holders of Ordinary Shares or to any of them (other than any Ordinary Shares credited as fully paid out of distributable profits or reserves and which have an option to receive cash or specie in lieu thereof or Ordinary Shares credited as fully paid as aforesaid in lieu of a cash or specie distribution being in either case a distribution which the holders of the Ordinary Shares concerned would or could otherwise have received and which would not have constituted a Capital Distribution), the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the Record Date for such issue, by multiplying it by a fraction of which the numerator shall be the aggregate nominal amount of the issued Ordinary Shares immediately before such issue and of which the denominator shall be the aggregate nominal amount of the issued Ordinary Shares immediately after such issue and such adjustment shall become effective immediately after the Record Date for such issue.

(v) If and whenever the Company shall make any Capital Distribution then, except to the extent that the Conversion Price falls to be adjusted under sub-paragraph (A)(iv) above, the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the Record Date for such Capital Distribution, by multiplying it by the following fraction:

$$\frac{C - D}{C}$$

where:-

C = the Closing Price of one Ordinary Share on the Dealing Day immediately before the Record Date in respect of that Capital Distribution;

D = the amount calculated by dividing the Market Value of the relevant Capital Distribution as at the Record Date in respect of that Capital Distribution by the number of Ordinary Shares the holders of which are entitled to participate in such distribution.

Such adjustment shall become effective immediately after the Record Date in respect of that Capital Distribution.

(vi) If and whenever the Company shall issue any Ordinary Shares by way of rights to the holders of Ordinary Shares or shall grant to the holders of Ordinary Shares by way of rights any options, warrants or rights entitling them to subscribe for or purchase Ordinary Shares at, in any such case, a consideration per Ordinary Share less than 95 per cent. of (x) the most recent Closing Price of an Ordinary Share at or immediately before the time at which the consideration at which such Ordinary Shares are, or are to be, issued or transferred, or the exercise price of such options, warrants or rights to subscribe or purchase Ordinary Shares, is fixed or (y) if such consideration is, or is to be, fixed on the basis of or by reference to an average of 5 days' Closing Prices, such average Closing Price, then the Conversion Price shall be adjusted in relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the Record Date for such issue or, as the case may be, such grant, by multiplying the Conversion Price in effect immediately prior to that Record Date by a fraction of which the numerator shall be the number of Ordinary Shares in issue on such date of issue or grant plus the number of Ordinary Shares which the aggregate amount payable for such rights, options or warrants and for the total number of Ordinary Shares comprised therein would purchase at such Closing Price per Ordinary Share or such average Closing Price (as the case may be) and of which the denominator shall be the number of Ordinary Shares in issue on such date of issue or grant plus the aggregate number of additional Ordinary Shares issued or, as the case may be, comprised in the grant. Such adjustment shall become effective immediately after the Record Date for such issue or, as the case may be, such grant.

(vii) If and whenever the Company shall issue any securities (which are not Equity Share Capital) by way of rights to the holders of Ordinary Shares or shall grant to the holders of Ordinary Shares by way of rights any options, warrants or rights entitling them to subscribe for or purchase any such securities (whether in any such case such securities are of the Company or any other entity, but excluding any issue or grant which may result in an adjustment of the Conversion Price pursuant to sub-paragraph (A)(iii)(a) or (vi) above), in each case at a consideration less per security than 95 per cent. of (x) the most recent Closing Price (or, if such a security is not quoted on a stock exchange, the Market Value) of such a security at or immediately before the time at which the consideration at which such securities are, or are to be, issued or transferred, or the exercise price of such options, warrants or rights to subscribe or purchase such securities, is fixed or (y) if such consideration is, or is to be, fixed on the basis of or by reference to an average of 5 days' Closing Prices, such average Closing Price, then the Conversion Price shall be adjusted in

relation to conversions, the Conversion Date or Compulsory Conversion Date for which falls after the Record Date for such issue or, as the case may be, such grant, by multiplying the Conversion Price in effect immediately prior to that Record Date by the fraction:-

$$\frac{A - B}{A}$$

where:-

A = is the Closing Price of an Ordinary Share or such average Closing Price, as the case may be, (or, as the case may be, the Market Value) on the last Dealing Day preceding such Record Date;

B = is the Market Value as at such Record Date of the portion of the rights attributable to one Ordinary Share.

Such adjustment shall become effective immediately after the Record Date for the issue of the securities or the date of grant of the options, warrants or rights (as the case may be).

(viii) On any calculation of any adjustment, the resultant Conversion Price shall be rounded down to the nearest one Hong Kong cent. No adjustment shall be made to the Conversion Price which would amount to less than one per cent. of the Conversion Price then in effect. Any adjustment which by reason of the foregoing is not required to be made, and any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustments shall be given to Convertible Preference Shareholders.

(ix) The Conversion Price may only be reduced so that on conversion Ordinary Shares would fall to be issued at a discount to their nominal value (HK$1 at the date of the adoption of this Article) if the Company in so far as may be permitted by and, in accordance with applicable law, a reserve to be applied in paying up such amounts on the Ordinary Shares to be issued on conversion as may be necessary to ensure that they are not issued at a discount. The Company will procure that no steps are taken which would result in the Conversion Price being reduced below the nominal value of the Ordinary Shares without establishing and maintaining in so far as may be permitted by and in accordance with applicable law, such a reserve sufficient to meet any deficit on the nominal value of such Ordinary Shares.

(x) In any circumstances where the Company (in accordance with sub-paragraph (A)(vii)) makes an issue of securities or grants options, warrants or rights to subscribe or purchase any securities which are not quoted on a stock exchange the Directors shall, or if in any other circumstances the Directors

consider that the application of the provisions of this Article relating to adjustments of the Conversion Price would or might not fairly and appropriately reflect the respective interests of the persons affected thereby the Directors may, appoint a Bank to consider whether (in the latter case) it agrees and (in each case) whether, for any reason whatever, an adjustment should be made or not made or should be calculated on a different basis from that set out herein and, if such Bank considers any of the foregoing to be the case, the adjustment shall be made, modified or nullified in such manner (including, without limitation, by making an adjustment on a different basis) as shall be certified by such Bank to be, in its opinion, appropriate.

(B) For the purposes of any calculation of the consideration receivable pursuant to sub-paragraphs (A)(ii), (iii), (vi) and/or (vii), the following provisions shall be applicable:-

(i) in the case of the issue of Ordinary Shares for cash, the aggregate consideration receivable shall be the gross amount of such cash, provided that in no case shall any deduction be made for any commissions or any fees or expenses paid or incurred by the Company for any management or underwriting of the issue or otherwise in connection therewith; and

(ii) in the case of the issue of securities convertible into or exchangeable for, or carrying rights of subscription for, or the grant of any options, warrants or rights to subscribe or purchase, Ordinary Shares (a) the aggregate consideration receivable by the Company therefor shall be deemed to be the consideration received or receivable by the Company for any such securities or any such grant plus the additional consideration (if any) receivable by the Company upon conversion or exchange thereof, or upon exercise of such rights of subscription attached thereto or such options, warrants or rights (the consideration in each case to be determined subject to the proviso in (i) above) and (b) the consideration per Ordinary Share receivable by the Company (again determined subject to the proviso in (i) above) upon conversion or exchange of, or upon exercise of such rights of subscription attached to, such securities or such options, warrants or rights shall be such aggregate consideration (if the Closing Price is expressed in Hong Kong dollars translated into Hong Kong dollars, if expressed in a currency other than Hong Kong dollars, at the average of the spot selling and the spot buying rates, between Hong Kong dollars and such other currency, of The Hongkong and Shanghai Banking Corporation Limited (or such other bank as the Directors may consider to be more appropriate) or, if the Closing Price is expressed in a currency other than Hong Kong dollars, translated into such other currency, at the average of the spot selling and the spot buying rates, between the currency in which such aggregate consideration is expressed and the currency in which the Closing Price is expressed, of such bank as the Directors may

consider to be appropriate, at or about 11:00 a.m. in Hong Kong (or such other place as such other bank shall be situate) on the date of issue of such securities) divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the conversion, exchange or subscription price or rate relating thereto.

(9) So long as any Convertible Preference Share remains capable of being converted into Ordinary Shares:- Undertakings.

(A) the Company will use its best endeavours (i) to maintain a listing for all the issued Ordinary Shares on the Hong Kong Stock Exchange, (ii) to obtain and maintain a listing on the Hong Kong Stock Exchange for all Relevant Ordinary Shares and (iii) to obtain and maintain a listing for the Convertible Preference Shares on the Luxembourg Stock Exchange;

(B) if an offer is made to the holders of Ordinary Shares (or all such shareholders other than the offeror and/or any company controlled by the offeror and/or any persons acting in concert with the offeror) to acquire the whole or any part of the Ordinary Shares and the Company becomes aware that the right to cast more than fifty per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Company has or will become vested in the offeror and/or such companies or persons aforesaid, the Company shall give notice to all Convertible Preference Shareholders of such vesting or future vesting within 7 days of its becoming so aware;

(C) the Company will send to each Convertible Preference Shareholder, by way of information, one copy of every circular, notice or other document sent to any other shareholders in the Company in their capacity as shareholders, at the same time as it is sent to such other shareholders;

(D) the Company shall procure that there shall be sufficient authorised but unissued share capital available for the purposes of satisfying the requirements of any Conversion Notice or Compulsory Conversion Notice as may be given and the terms of any other securities for the time being in issue which are convertible into or have the right to subscribe shares in the Company;

(E) the Company shall not, without the consent of the Convertible Preference Shareholders as a class (obtained in the manner provided in these Articles) or unless otherwise permitted pursuant to this Article:-

(i) modify, vary, alter or abrogate the rights attaching to the Ordinary Shares as a class, which (for the avoidance of doubt) shall not be deemed to be so modified, varied, altered or abrogated by the creation or issue of any shares or securities contemplated by this Article; or

(ii) change the date to which its annual accounts are made up from 30th June; or

(iii) effect any repurchase of the Convertible Preference Shares otherwise than is provided for in these Articles; or

(iv) issue any shares (other than Ordinary Shares or shares referred to in sub-paragraphs (G) or (H) below) constituting Equity Share Capital of the Company;

(F) if the Company shall issue any further Convertible Preference Shares or any shares ranking pari passu with the Convertible Preference Shares as regards income or return of capital which shares carry a right to vote at any general meeting of the Company more favourable than that attaching to the Convertible Preference Shares, then, unless the Convertible Preference Shareholders as a class shall have first approved (in the manner provided in these Articles) such issue, there shall automatically be conferred on the Convertible Preference Shareholders the right to receive notice of, and to attend and vote at, all general meetings of the Company thereafter as set out in paragraph (12)(B) below as if the Dividend were more than six months in arrears;

(G) if the Company makes any offer or invitation to holders of Ordinary Shares to subscribe or purchase shares (other than Ordinary Shares) constituting Equity Share Capital of the Company by way of rights, the Company shall at the same time make a like offer or invitation to each Convertible Preference Shareholder as if his Convertible Preference Shares had already been converted in full into Ordinary Shares on the Record Date for such offer or invitation and notice of such offer or invitation shall be given in accordance with paragraph (16)(A) below save that publication shall be effected in the newspapers as provided in paragraph (16)(A) not less than once in each seven day period that such offer or invitation is open for acceptance, and such circumstances will not give rise to any adjustment pursuant to paragraph (8) above;

(H) if an issue of shares ("Bonus Shares") (other than Ordinary Shares) constituting Equity Share Capital of the Company, credited as fully paid, is made to holders of Ordinary Shares by way of capitalisation of profits or reserves, such circumstances will not give rise to any adjustment pursuant to paragraph (8) above and each Convertible Preference Shareholder shall be entitled to be allotted such Bonus Shares upon conversion of his Convertible Preference Share(s) on the basis that his Convertible Preference Share(s) had been converted in full into Ordinary Shares on the Record Date for such issue. Such Bonus Shares shall be deemed to rank for distributions and other rights paid or made in respect of the Bonus Shares on or after the relevant Conversion Date or Compulsory Conversion Date (notwithstanding the fact that they may not have been issued) but not otherwise. If the Convertible Preference Share, in respect of which such Bonus Share(s) are to be issued, is redeemed (otherwise than for the purpose of conversion), no such allotment of Bonus Shares shall be made in respect of that Convertible Preference Share. To the extent inconsistent with the provisions of Articles 149 or 150, the provisions of this Article shall prevail; and

(I) the Company shall pay all capital and stamp duties payable in Hong Kong, if any, in respect of the issue of Relevant Ordinary Shares upon conversion of any Convertible Preference Shares;

Provided that no offer or invitation shall be made pursuant to sub-paragraph (G) nor any Bonus Shares issued pursuant to sub-paragraph (H) to any Convertible Preference Shareholder with a registered address in any territory where in the absence of a registration statement or any other special formalities such offer, invitation or issue would or might, in the opinion of the Directors, be unlawful or impracticable under the laws of such territory or in any Relevant Jurisdiction, and in such event the only entitlement of any such Convertible Preference Shareholder shall be to receive the proceeds of sale of such rights or Bonus Shares which the Company shall be obliged to arrange to be sold for his benefit. For the purposes of implementing the provisions of this sub-paragraph, the Company may appoint some person to execute transfers, renunciations or other documents on behalf of the relevant Convertible Preference Shareholder and generally may make all arrangements which appear to it to be necessary or appropriate in connection with such implementation.

(10) (A) Subject to the Companies Ordinance and to any other fiscal or other legislation applicable to the Company, the Company may give a Redemption Notice at any time provided that, subject to sub-paragraph (B), such notice shall not be effective if the Redemption Date is before 16th November, 1996. Redemption.

(B) The Company may give a Redemption Notice in respect of all, but not some only, of the Convertible Preference Shares, if, at the time when such notice is given the Company would be required for reasons outside its control to pay any additional amounts pursuant to paragraph (15).

(C) In the case of a partial redemption, the Convertible Preference Shares to be redeemed shall be selected individually by lot in such place as the Directors shall select and in such manner as the Directors shall deem to be appropriate and fair, not more than 60 days prior to the Redemption Date and notice containing a list of Convertible Preference Shares called for redemption, and the Redemption Date, shall be published in accordance with paragraph (16)(A) not less than 30 days prior to such date.

(D) In the case of a redemption under sub-paragraph (B), the redemption price per Convertible Preference Share shall be its Reference Amount and, in the case of a redemption under sub-paragraph (A), the redemption price shall be calculated in accordance with the following table (expressed as percentages of the Reference Amount of a Convertible Preference Share):-

Redemption Date falls within the 12 months commencing 16th November	**Redemption Price per Convertible Preference Share**
1996	105 per cent.
1997	104 per cent.
1998	103 per cent.
1999	102 per cent.
2000	101 per cent.
and thereafter	100 per cent.

(E) The holder of any Relevant Convertible Preference Share shall, on or before the Redemption Date, deliver the certificate relating to the Relevant Convertible Preference Share and such other evidence (if any) as the Directors may reasonably require to prove the title of the holder (or, if such certificate has been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require) to the Company at the place specified for such purpose in the relevant Redemption Notice.

(F) At 12:00 noon in London on the Redemption Date the Company shall redeem the Relevant Convertible Preference Shares and, upon delivery, on or after the Redemption Date, of the certificate or other evidence of title and indemnity referred to in sub-paragraph (E), the Company shall pay the relevant Convertible Preference Shareholder the redemption price together with a sum equal to any arrears and accruals of Dividend to which he is entitled pursuant to paragraph (2)(C), provided, however that, other than in the case of redemption under sub-paragraph (B), the Relevant Convertible Preference Shares may not be so redeemed unless the average of the Closing Price of an Ordinary Share on each dealing day, during the period of 30 days ending on the seventh day prior to the date upon which notice of such redemption is first given to the holders of Relevant Convertible Preference Shares shall have been equal to or greater than 130 per cent. of the Conversion Price in effect on such seventh day.

(11) Subject to the provisions of the Companies Ordinance and all other legislation or regulations relevant to the Company, the Company or any of its Subsidiaries may at any time purchase any of the Convertible Preference Shares in the open market or by tender (available to all Convertible Preference Shareholders alike) at any price. Any Convertible Preference Shares so purchased or otherwise acquired by the Company or any of its Subsidiaries may not be resold provided that nothing in this paragraph shall prohibit transfers of Convertible Preference Shares from any Subsidiary of the Company to the Company or any other Subsidiary of the Company. Purchase.

(12) (A) Subject as provided in sub-paragraph (9)(F), the Convertible Preference Shares shall not confer on the holders thereof the right to receive notice of, or to attend and vote at, a general meeting of the Company, unless:- Meetings.

(a) at the date when the notices of a general meeting of the Company are given the Dividend is six months or more in arrears in which event the relevant Convertible Preference Shares shall confer on the holders thereof the right to receive notice of and, unless all such arrears have been paid prior to the time for holding the meeting, to attend and vote at that general meeting; or

(b) a resolution is to be proposed at a general meeting of the Company for winding-up the Company or a resolution is to be proposed which if passed would (subject to any consents required for such purpose being obtained) vary or abrogate the rights or privileges of the Convertible Preference Shareholders, in which event the Convertible Preference Shares shall confer on the holders thereof the right to receive notice of, and to attend and vote at, that general meeting, save that such holders may not vote upon any business dealt with at such general meeting except the election of a Chairman, any motion for adjournment and the resolution for winding-up or the resolution which if passed would (subject to any consents required for such purpose being obtained) so vary or abrogate the rights and privileges of the Convertible Preference Shareholders.

(B) Where Convertible Preference Shareholders are entitled to vote on any resolution then, at the relevant general meeting or separate general meeting of the Convertible Preference Shareholders, on a show of hands every Convertible Preference Shareholder who is present in person or (being a corporation) by a duly authorised representative shall have one vote and on a poll every Convertible Preference Shareholder who is present in person or by proxy or attorney or (being a corporation) by a duly authorised representative shall have one vote for each Ordinary Share into which each Convertible Preference Share held by him would be converted if the Conversion Date for such Convertible Preference Shares were the date 48 hours preceding the date of such general meeting or separate general meeting of the Convertible Preference Shareholders.

(13) (A) Unless any other manner of payment is agreed between the Company and any Convertible Preference Shareholder, payments of Dividend, other cash distributions and moneys due on conversion or redemption to such Convertible Preference Shareholder shall be made by the Company posting a cheque or warrant in US dollars (or in the case of payments which are to be made in another currency, such other currency) addressed to that Convertible Preference Shareholder at his registered address as at the relevant Record Date and at his risk. Payment shall be deemed to have been made at the time of posting unless the relevant cheque or warrant is not honoured on presentation. Payments etc.

(B) Subject to sub-paragraph (A), where any property (including Relevant Ordinary Shares and share certificates in respect of them) is to be allotted, transferred or delivered to any Convertible Preference Shareholder the Company may make such arrangements with regard to such allotment, transfer or delivery as it may deem appropriate and in particular, without limitation, may appoint any person on behalf of that Convertible Preference Shareholder to execute any transfers, renunciations or other documents and may make arrangements for the delivery of any documents or property to that Convertible Preference Shareholder at his risk. All share certificates and other documents of title to which any person is entitled shall be posted to him by the Company addressed to him at his registered address as at the relevant Record Date or, if none, the date of posting and at his risk.

(C) If at any time any payments (whether by way of distribution or on a return of capital or otherwise) which are required to be made pari passu as between the holders of the Convertible Preference Shares and such other shares as rank pari passu with the Convertible Preference Shares as regards the relevant payment shall not be made in full, in determining the amounts payable to the Convertible Preference Shareholders such amounts shall be calculated in the currency in which the Company makes up its accounts at the relevant time and, if not US dollars, converted into US dollars at the average of the spot selling and spot buying rates, between US dollars and such other currency, of The Hongkong and Shanghai Banking Corporation Limited (or such other bank as the Directors shall consider to be more appropriate) at or about 11:00 a.m. in Hong Kong (or such place as such other bank shall be situate) on:-

(i) in the case of any distribution, the date on which such distribution is declared;

(ii) in the case of a return of capital, the date on which such return of capital shall become due; and

(iii) in the case of any other payment, the date on which such payment shall become due.

(D) All payments or distributions with respect to Convertible Preference Shares held jointly by two or more persons shall be paid or made to whichever of such persons is named first in the register of members and the making of any payment or distribution in accordance with this sub-paragraph shall discharge the liability of the Company in respect thereof.

(14) No fraction of an Ordinary Share arising on conversion will be allotted to the holder of the Relevant Convertible Preference Share(s) otherwise entitled thereto but such fractions will, when practicable, be aggregated and sold and the net proceeds of sale will then be distributed pro rata among such holders unless in respect of any holding of Relevant Convertible Preference Shares the amount to be so distributed would be less than US$5 (or its equivalent in another currency at a prevailing exchange rate selected by the Directors), in which case such amount will Fractions.

not be so distributed but will be retained for the benefit of the Company. Unless otherwise agreed between the Company and a Converting Shareholder, if more than one Convertible Preference Share shall fall to be converted pursuant to any one Conversion Notice, the number of Ordinary Shares to be issued upon conversion shall be calculated on the basis of the aggregate Reference Amount of the Relevant Convertible Preference Shares. For the purpose of implementing the provisions of this sub-paragraph, the Company may appoint some person to execute transfers, renunciations or other documents on behalf of persons entitled to any such fraction and generally may make all arrangements which appear to it to be necessary or appropriate for the settlement and disposal of fractional entitlements.

(15) All payments in respect of the Reference Amount, premium (if any) and Dividend in respect of Convertible Preference Shares shall be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Hong Kong or any authority therein or thereof unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, subject to the Company having sufficient profits available for distribution, the Company shall pay such additional amounts as may be necessary in order that the net amounts received by the Convertible Preference Shareholders after such withholding or deduction shall equal the respective amounts of the Reference Amount, nominal amount, premium (if any) and Dividend which would have been receivable in respect of the Convertible Preference Shares in the absence of such withholding or deduction, except that no such additional amounts shall be payable with respect to any Convertible Preference Shareholder:— Taxation.

(a) who is liable to such taxes, duties, assessments or governmental charges in respect of such Convertible Preference Share by reason of his having some connection with Hong Kong other than by virtue of his being a Convertible Preference Shareholder; or

(b) receiving such payment in Hong Kong and who would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or other similar claim for exemption to the Hong Kong tax authority but fails to do so.

To the extent that the Company shall have insufficient profits available for distribution in order to permit it to pay all or any of such additional amounts as aforesaid the amount of any shortfall shall be treated for all purposes as arrears of Dividend.

(16) (A) The provisions of Article 171 shall apply to the giving of notices to Convertible Preference Shareholders and all notices required to be given to Convertible Preference Shareholders, all notices required to be published by paragraph (6)(B) or (10)(C) and all notices permitted to be published by the definitions of "Agent's Office" or "Registrar's Office" shall, so long as any Convertible Preference Shares are listed on the Luxembourg Stock Exchange be published in the Financial Times in London and the Luxemburger Wort in Notices.

Luxembourg, or in such other newspaper or newspapers in London and Luxembourg as may from time to time be designated by the Company for such purpose and notified to the Convertible Preference Shareholders. Any Redemption Notice or Compulsory Conversion Notice shall, for the purposes of this Article, be deemed to have been given to Convertible Preference Shareholders at the time of such publication.

(B) A notice given pursuant to this Article shall be irrevocable except, in the case of a Conversion Notice, with the consent in writing of the Company.

(17) (A) Subject to the provisions of this Article, the provisions of the Articles relating to the transfer of shares and share certificates shall apply in relation to the Convertible Preference Shares. The Convertible Preference Shares shall be registered on the register of Convertible Preference Shares maintained at the Registrar's Office in Hong Kong. An instrument of transfer in respect of a Convertible Preference Share shall be signed by or on behalf of the transferor but need not be signed by or on behalf of the transferee. Transfers and Certificates.

(B) The Directors may in their absolute discretion and without assigning any reason therefor refuse to register any transfer of Convertible Preference Shares lodged with the Company prior to the Exchange Date except for a transfer from the Depositary to a successor depositary.

(18) Any Convertible Preference Shareholder who has failed to claim distributions or other property or rights within 12 years of their having been made available to him will not thereafter be able to claim such distributions or other property or rights which shall be forfeited and revert to the Company. The Company shall retain such distributions or other property or rights but shall not at any time be a trustee in respect of any such distributions or other property or rights nor accountable for any income or other benefits derived therefrom. Prescription.

(19) Unless the context otherwise requires, all references in this Article to dates and times are to dates and times in the United Kingdom. Dates and Times.

Names, Addresses and Descriptions of Subscribers
(Sd.) TEH CHI KHUN, N.K.I.L. 53 Ngauchiwan, Kowloon, Merchant. (Sd.) HUI YIP BENG, No. 39 Nathan Road, 1st floor, Kowloon, Merchant. (Sd.) S.S. LIM, No. 1 Duke Street, Kowloon, Merchant. (Sd.) LIM TENG KEE, No. 363 Prince Edward Road, Third floor, Kowloon, Merchant. (Sd.) K.W. PAI, N.K.I.L. 53 Ngauchiwan, Kowloon, Merchant. (Sd.) DANIEL CHEN, No. 373 Prince Edward Road, Kowloon, Merchant. (Sd.) S.E. TENG, No. 60 Cameron Road, Kowloon, Merchant.

Dated the 7th day of December, 1949.

WITNESS to the above signatures:

(Sd.) A.K.W. LUI,
Solicitor,
Hong Kong

Our Ref: SO-121-2002/HLPL

23rd May, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Announcement re Proposed Further Issue of
3.4% Guaranteed Convertible Bonds due 2007

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 23rd May, 2002 at7:10 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 24th May, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

PRIVATE AND CONFIDENTIAL
BY FAX (Fax no. 2537 9502)

24 May 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
11th Floor, 1 International Finance Centre
1 Harbour View Street
Hong Kong

Attn.: Ms. Doris Lee/Mr. Joseph Wan

Dear Sirs,

We refer to the announcement of the Company dated 23 May 2002 (the "Announcement") and hereby undertake to promptly notify The Stock Exchange of Hong Kong Limited if we are aware of any dealings in the Additional Bonds (as defined in the Announcement) by any connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of the Company.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Terry S.Y. Ng
Executive Director

TN/RsC/el

Our Ref: SO-122-2002/HLPL

24th May, 2002

Listing Division,
Hong Kong Exchanges and Clearing Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: Announcement re Proposed Further Issue of
3.4% Guaranteed Convertible Bonds Due 2007

We have pleasure in enclosing herewith the original form and seven copies of our announcement in respect of Proposed Further Issue of 3.4% Guaranteed Convertible Bonds Due 2007, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

恒 隆 地 產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

Proposed further issue of 3.4% Guaranteed Convertible Bonds due 2007 to be consolidated, and to form a single series, with the already outstanding HK$2.25 billion of such Bonds

SUMMARY

Reference is made to the announcements of the Company dated 6 March 2002, 7 March 2002 and 8 March 2002 respectively.

The Directors announce that the Company, the Issuer and CSFB entered into a conditional subscription agreement dated 23 May 2002 pursuant to which CSFB has agreed to subscribe or to procure subscribers for the Additional Bonds in an aggregate principal amount of HK$1 billion. The Additional Bonds are to be consolidated, and are to form a single series, with the already outstanding issue of such Bonds in the aggregate amount of HK$2.25 billion. The Issuer intends to apply for the listing of the Additional Bonds on the Luxembourg Stock Exchange.

The Issuer has granted to CSFB an over-allotment option which can be exercised, in whole or in part and on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further HK$200 million in aggregate principal amount of Additional Bonds. In the case of the exercise of the Option in full, the aggregate principal amount of Additional Bonds would be HK$1.2 billion.

The Additional Bonds will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities, in compliance with any applicable laws and regulations. None of the Additional Bonds are being offered to the public in Hong Kong and none of the Additional Bonds will be placed to any connected persons (as defined in the Listing Rules) of the Company.

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued and allotted upon conversion of the Additional Bonds.

The estimated net proceeds from the issue of the Additional Bonds amount to approximately HK$1 billion, assuming the Option is not exercised. The proceeds are currently intended to be used for general corporate and working capital purposes of the Group.

Introduction

The Directors announce that on 23 May 2002 the Company entered into the Subscription Agreement with the Issuer and CSFB in connection with the issue of the Additional Bonds in an aggregate principal amount of HK$1 billion plus an over-allotment option of HK$200 million. The Additional Bonds are to be consolidated, and are to form a single series, with the already outstanding issue of such Bonds in the aggregate amount of HK$2.25 billion. The issue of the Additional Bonds will not result in any adjustment to the conversion price of the Bonds in accordance with the Terms and Conditions. CSFB has agreed to waive the covenant given by the Issuer and the Company and the undertaking given by Hang Lung Group Limited under the Subscription Agreement dated 6 March 2002 which are in the same terms as those summarised in the section "Certain undertakings relating to the Subscription Agreement" in this announcement.

No application will be made for the listing of the Additional Bonds on the Stock Exchange.

A further announcement will be made after the issue price of the Additional Bonds has been determined.

Conditional Subscription Agreement

Date: 23 May 2002

Parties: Issuer
CSFB
Company as guarantor

CSFB is the sole bookrunner and lead manager in respect of the subscription and issue of the Additional Bonds.

Subject to the fulfilment of the conditions in the Subscription Agreement, CSFB has agreed, amongst other things, to subscribe or to procure subscribers for the Additional Bonds.

The Additional Bonds will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities, in compliance with any applicable laws and regulations. None of the Additional Bonds are being offered to the public in Hong Kong and none of the Additional Bonds will be placed to any connected persons (as defined in the Listing Rules) of the Company.

The Issuer has granted to CSFB an over-allotment option which can be exercised, in whole or in part and on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further HK$200 million in aggregate principal amount of Additional Bonds. In the case of the exercise of the Option in full, the aggregate principal amount of Additional Bonds would be HK$1.2 billion.

Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, amongst other things:

1. an application having been made by or on behalf of the Issuer to the Luxembourg Stock Exchange to have the Additional Bonds listed; and
2. the Stock Exchange granting listing of, and permission to deal in, the Shares which may fall to be issued upon conversion of the Additional Bonds (or CSFB being satisfied that such listing will be granted on or before the Closing Date).

Certain undertakings relating to the Subscription Agreement

Neither the Issuer, the Company nor any of their respective subsidiaries or other affiliates over which it exercises management or voting control, nor any person acting on its or their behalf will, for a period of 90 days after the Closing Date (and, if any Optional Bonds are issued after the closing date for the Optional Bonds), without the prior written consent of CSFB (such consent not to be unreasonably withheld), issue, offer, sell, contract to sell, pledge or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal) securities issued or guaranteed by it and having a maturity of more than one year from the date of issue, any Shares or securities convertible or exchangeable into or exercisable for Shares or warrants or other rights to purchase Shares or any security or financial product whose value is determined directly or indirectly by reference to the price of the underlying securities, including equity swaps, forward sales and options or American Depositary Shares representing the right to receive any such securities except issuances of Shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of the Subscription Agreement, or the exercise of any other employee stock options outstanding on the date of the Subscription Agreement.

Hang Lung Group Limited will undertake that, neither it nor any of its subsidiaries or other affiliates over which it exercises management or voting control, nor any person acting on its behalf will, from the date hereof until the date which is 90 days after the Closing Date (both dates inclusive), without the prior written consent of CSFB (such consent not to be unreasonably withheld), issue, offer, sell, contract to sell, pledge or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal) securities issued or guaranteed by the Issuer or the Company and having a maturity of more than one year from the date of issue, any Shares of the Company or securities convertible or exchangeable into or exercisable for Shares of the Company or warrants or other rights to purchase Shares of the Company or any security or financial product whose value is determined directly or indirectly by reference to the price of the underlying securities, including equity swaps, forward sales and options or American Depositary Shares representing the right to receive any such securities except issuances of Shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, or the exercise of any other employee stock options outstanding on the date of the Subscription Agreement.

Principal Terms of the Additional Bonds

The Additional Bonds are to be consolidated, and are to form a single series, with the already outstanding issue of the Bonds. The principal terms of the Additional Bonds, which will be constituted by the Trust Deed, are summarised as follows:

Issuer	HLP International Treasury Limited
Guarantor	Hang Lung Properties Limited
Sole bookrunner and manager	CSFB
Principal amount	HK$1 billion, or up to HK$1.2 billion in the case of the exercise of the Option in full.
Maturity Date	27 March 2007
Interest	3.4 per cent. per annum on the principal amount of each Additional Bond, payable on 27 March and 27 September in each year.
Conversion price	HK$9.00, subject to adjustment as provided in the Terms and Conditions.
Redemption at maturity	100 per cent. of the principal amount of the Additional Bonds on the Maturity Date.
Redemption at the option of the Issuer	The Issuer may, on or at any time after 27 March 2004 and prior to the Maturity Date, redeem all (in the circumstances described in (ii) below), or from time to time, some only, in an aggregate principal amount being at least 10 per cent. of the initial issue size, and not more than 25 per cent. of the initial size, of the Additional Bonds at their principal amount together with interest accrued to but excluding the date of redemption, if (i) the Closing Price (as defined in the Terms and Conditions) for each of 30 consecutive Trading Days (as defined in the Terms and Conditions), the last of which occurs not more than 5 Trading Days prior to the date upon which notice of such redemption is published, shall be at least 115 per cent. of the conversion price or (ii) at least 90 per cent. in principal amount of the Additional Bonds has already been redeemed, converted or purchased and cancelled.
Redemption at the option of the Bondholders	The Additional Bonds may be redeemed, at the option of the Bondholders, (i) at the relevant redemption date in the event of occurrence of Change of Control (as defined in the Terms and Conditions) of the Company; and/or (ii) on 27 March 2005 at 100 per cent. of their principal amount plus accrued interest.
Form	The Additional Bonds will be in registered form only and in denominations of HK$10,000 each.
Guarantee	The due payment of all sums expressed to be payable by the Issuer under the Trust Deed and the Additional Bonds will be unconditionally and irrevocably guaranteed by the Company.
Status	The Additional Bonds will constitute direct, senior, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank pari passu and without any preference or priority among themselves. The obligations of the Issuer in respect of the Additional Bonds and the Company under the Guarantee (as defined above), respectively, shall rank at least equally with all its other respective present and future unsecured and unsubordinated obligations.
Listing	Luxembourg Stock Exchange.

Conversion Shares

The conversion price is HK$9.00 per Share, which is the same as the closing price of HK$9.00 per Share as quoted on the Stock Exchange on 23 May 2002. Based on the conversion price of HK$9.00 per Share:

1. the aggregate principal amount of the Additional Bonds of HK$1 billion are convertible into approximately 111.1 million new Shares, representing approximately 3.85 per cent. of the existing issued share capital of the Company and approximately 3.70 per cent. of the issued share capital of the Company as enlarged by the issue of the Conversion Shares; and
2. in the event of the exercise of the Option in full, the aggregate principal amount of the Additional Bonds of HK$1.2 billion are convertible into approximately 133.3 million new Shares, representing approximately 4.61 per cent. of the existing issued share capital of the Company, approximately 4.41 per cent. of the issued share capital of the Company as enlarged by the issue of the Conversion Shares and approximately 4.07 per cent. of the issued share capital of the Company as enlarged by the issue of both the Conversion Shares and those Shares to be issued upon the conversion of the outstanding principal amount of HK$2.25 billion of the Bonds,

in each case disregarding (for the calculation of the percentage of the enlarged issued share capital) any Shares which may fall to be issued under the convertible cumulative preference shares which have been issued by the Company.

The Conversion Shares will be issued pursuant to the general mandate given to the Directors at the annual general meeting of the Company held on 23 November 2001.

Use of the proceeds

The estimated net proceeds from the issue of the Additional Bonds amount to approximately HK$1 billion, assuming the Option is not exercised. The proceeds from the issue of the Additional Bonds are currently intended to be used for general corporate and working capital purposes of the Group.

Reasons for and benefits of the issue of Additional Bonds

The issue of the Additional Bonds will, upon completion, raise immediate net funds for the Company of approximately HK$1 billion, assuming the Option is not exercised. These funds can be used by the Group for general corporate and working capital purposes. This will enhance the financing flexibility of the Group, which the Directors consider to be beneficial to the Group and the shareholders of the Company taken as a whole.

Undertaking

The Company has undertaken to the Stock Exchange to promptly notify the Stock Exchange if it is aware of any dealings in the Additional Bonds by any connected persons (as defined in the Listing Rules) of the Company.

Terms used in this Announcement

"Additional Bonds"	Convertible bonds denominated in Hong Kong dollars to be issued by the Issuer and guaranteed by the Company under the Subscription Agreement and including, where the context requires, the Optional Bonds
"Bonds"	The outstanding HK$2.25 billion 3.4 per cent. convertible bonds guaranteed by the Company (as disclosed in the Company's announcements dated 6 March 2002, 7 March 2002 and 8 March 2002) which together with the Additional Bonds, are to form a single series
"Closing Date"	On or about 14 June 2002 or such other date as may be agreed by the Issuer and CSFB
"Company"	Hang Lung Properties Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Conversion Shares"	the Shares to be issued upon conversion of the Additional Bonds
"CSFB"	Credit Suisse First Boston (Hong Kong) Limited
"Directors"	directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the legal currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issuer"	HLP International Treasury Limited, a wholly-owned subsidiary of the Company incorporated under the laws of the British Virgin Islands
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	27 March 2007
"Option"	the over-allotment option granted by the Issuer to CSFB, which can be exercised, in whole or in part and on one or more occasions, at any time up to and including the 30th day following the Closing Date, to require the Issuer to issue up to a further HK$200 million aggregate principal amount of Additional Bonds
"Optional Bonds"	the extra Additional Bonds issued on exercise, in whole or in part, of the Option by CSFB
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreement"	the conditional subscription agreement dated 23 May 2002 entered into between the Company, the Issuer and CSFB in connection with the issue of the Additional Bonds
"Terms and Conditions"	The terms and conditions of the Additional Bonds as scheduled to the Subscription Agreement dated 6 March 2002
"Trust Deed"	the trust deed to be entered into between the Issuer, the Company and the trustee
"US Person(s)"	any person or entity deemed to be a US person for purposes of Regulation S under the Securities Act of 1933, as amended

By Order of the Board
Robin S.W. Ching
Company Secretary

Hong Kong, 23 May 2002

Our Ref: SO-123-2002/HLPL

24th May, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Announcement re Proposed Further Issue of
3.4% Guaranteed Convertible Bonds due 2007

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 24th May, 2002 at4:15 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 27th May, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

恒隆地產
HANG LUNG PROPERTIES

24 May 2002

The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Hong Kong

Dear Sir,

Hang Lung Properties Limited – Form C1

1. We, Hang Lung Properties Limited (the "Company"), incorporated in Hong Kong under the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), hereby apply for the listing of and for permission to deal in the securities referred to in paragraph 3 below subject to the listing rules of The Stock Exchange of Hong Kong Limited entitled "Rules Governing the Listing of Securities" (the "Listing Rules").

2. Share capital

Authorised:	HK$
4,500,000,000 ordinary shares of par value HK$1.00 each	4,500,000,000
200,000 convertible cumulative preference shares of par value HK$7,500 each	1,500,000,000
Total:	HK$6,000,000,000

Issued fully paid or credited as fully paid:	
2,889,333,907 ordinary shares of par value HK$1.00 each	2,889,333,907
112,435 convertible cumulative preference shares of par value HK$7,500 each	843,262,500
Total:	HK$3,732,596,407

HANG LUNG REAL ESTATE AGENCY LIMITED 26/F Standard Chartered Bank Bldg., 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686033
恒隆地產代理有限公司 香港中環德輔道中四號渣打銀行大廈二十六樓 電話 28790111 傳真 28686033

3. Amounts and descriptions of securities for which application is now made:

Application for the listing of, and the permission to deal in, 133,333,333 ordinary shares (the "Shares") of HK$1.00 each in the capital of the Company - subject to increase as a result of any adjustment to the conversion price from time to time in accordance with the terms and conditions of the convertible bonds (the "Bonds") to be issued by HLP International Treasury Limited (the "Issuer"), a wholly-owned subsidiary of the Company, on or around 14 June 2002 on the terms and conditions summarised below:

Issue:	an aggregate principal of HK$1.2 billion 3.4% guaranteed convertible bonds due 2007, convertible into Shares at the option of the holders of the Bonds.
Conversion Price:	HK$9.00 per Share, subject to adjustment for, amongst other things, subdivision or consolidation of the Shares, bonus issues, rights issues and other dilutive events.
Status:	The Bonds will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will be unconditionally and irrevocably guaranteed by the Company.
Form and Denomination:	The Bonds will be in registered form only and in denominations of HK$10,000 each.

4. The securities for which application is now being made are proposed to be issued upon conversion of the Bonds during the Conversion Period (as defined in the Bonds) which is expected to be on or after 14 June 2002 to the close of business on 20 March 2007.

5. The securities for which application is now made:

(i) are identical in all respects;

(ii) are identical in all respects with the existing class of ordinary shares in the capital of the Company; and

(iii) are not listed or dealt in on another stock exchange.

6. So far as is known, or can be ascertained after reasonable enquiry, by the directors (the "Directors") of the Company, the following are the substantial shareholders of the Company and its holding company:

Name	Address	Extent of holding and which company
Cole Limited	33/37 Athol Street, Douglas, Isle of Man	1,765,931,170 Shares (note a)
Hang Lung Group Limited	28/F, Standard Chartered Bank Building, 4 Des Voeux Road, Central, Hong Kong	1,737,598,070 Shares (note b)
Prosperland Housing Limited	26/F, Standard Chartered Bank Building, 4 Des Voeux Road, Central, Hong Kong	1,267,523,511 Shares (note c)
Purotat Limited	Standard Chartered Bank Building, 4 Des Voeux Road, Central, Hong Kong	352,074,500 Shares (note c)

Notes:

(a) *Cole Limited was deemed to be interested in 1,737,598,070 ordinary shares held by Hang Lung Group Limited and its subsidiaries, which number of ordinary shares were included in the above-mentioned number of 1,765,931,170.*

(b) *Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,523,511 ordinary shares held by Prosperland Housing Limited, 352,074,500 ordinary shares held by Purotat Limited, and 118,000,059 ordinary shares held by other subsidiaries.*

(c) *The 1,267,523,511 ordinary shares held by Prosperland Housing Limited and the 352,074,500 ordinary shares held by Purotat Limited were included in the above-mentioned number of 1,737,598,070 ordinary shares held by Hang Lung Group Limited.*

The following are particulars of the qualifications, if any, and experience of the Directors and Secretary of the Company.

Directors

MR. RONNIE CHICHUNG CHAN

Chairman

Aged 52, Mr. Chan joined the Hang Lung group in 1972, was appointed to the board of the Company in 1986 and became its chairman in 1991. He is also Chairman of Hang

Lung Group Limited and Grand Hotel Holdings Limited. Mr. Chan serves on the board of directors of Standard Chartered PLC. He is Chairman of the Hong Kong - United States Business Council and of the Asia Business Council, a vice-president of The Real Estate Developers Association of Hong Kong, a vice chairman of the Asia Society and chairman of its Hong Kong Center, a Foundation Board Member of the World Economic Forum, and a governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has an MBA from the University of Southern California, the U.S.A.

MR. SHANG SHING YIN

Vice Chairman (Non-Executive)

Aged 70, Mr. Yin joined the Hang Lung group in 1970 and was appointed to the board of the Company in 1980. As former managing director, he has been the vice chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London. Mr. Yin is also the vice chairman (non-executive) of Hang Lung Group Limited and Grand Hotel Holdings Limited.

MR. NELSON WAI LEUNG YUEN

Managing Director

Aged 51, Mr. Yuen has been with the Hang Lung group since 1978 when he was appointed as its financial controller. When the Company became a member of the Hang Lung group in 1980, he began to assume operating responsibility in various areas of the Company's activities. In 1986, he became an executive director of the Company and was appointed managing director in 1992. Prior to joining the Hang Lung group, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, England, a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry-related positions, including being a director and member of the executive committee of The Real Estate Developers Association of Hong Kong, a member of the Hong Kong Housing Society and a member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the managing director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

MR. WILFRED SAI LEUNG HO

Executive Director

Aged 64, Mr. Ho joined Hang Lung Group Limited in 1977, and became an executive director in 1993. He was appointed as an executive director of the Company in August 2000. Mr. Ho has a Bachelor's degree in architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a registered architect in the United Kingdom and Australia, and an Authorised Person (List 1) in

Hong Kong. Prior to joining the Hang Lung group, Mr. Ho was an architect with the Hong Kong Government.

MR. TERRY SZE YUEN NG

Executive Director

Aged 42, Mr. Ng has been with the Hang Lung group as an executive director since 1 November 2001. Prior to joining the Hang Lung group, Mr. Ng was the executive director and chief financial officer of Giordano International Limited, where he had worked since 1993. Mr. Ng has also worked in the Finance Division and Listing Division of The Stock Exchange of Hong Kong Limited for more than five years. During his time there, Mr. Ng was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a bachelor degree from the University of New South Wales, Australia, as well as a Master of Business Administration degree from the Asia International Open University. Mr. Ng is also an executive director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

MR. RONALD JOSEPH ARCULLI, ***JP***

Non-Executive Director

Aged 63, Mr. Arculli joined the board of the Company in 1980. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is a non-executive director of Grand Hotel Holdings Limited and a director of several other major local companies.

MS. LAURA LOK YEE CHEN

Non-Executive Director

Aged 53, Ms. Chen joined the Hang Lung group in April 1997. She has been involved in the financial services industry for over fifteen years locally and in the U.S.A., and, since 1993, she has been a director of the Sterling Group, a private investment entity. Both Ms. Chen and her company Sterling Asset Management (BVI) Limited are registered as Investment Advisers by the Securities and Futures Commission under the Securities Ordinance, and actively manage investments in global capital markets, in particular in developing countries. Ms. Chen holds an MBA from the George Washington University in Washington, DC and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen also serves on the boards of several companies and actively participates in charitable and voluntary services. Ms. Chen is also a non-executive director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

DR. HON KWAN CHENG, *GBS, JP*

Non-Executive Director

Aged 75, Dr. Cheng joined the Hang Lung group in 1993. Dr. Cheng obtained an engineering degree from Tianjin University, the People's Republic of China and a post-graduate diploma from Imperial College, London, the U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institute of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, past Vice President and Fellow of The Institute of Structural Engineers, the U.K., an Authorised Person and registered structural engineer in Hong Kong. Mr. Cheng holds a number of directorships. He has been a member of both the Executive and Legislative Councils. Among his public posts, he is chairman of the Hong Kong Housing Authority and the Transport Advisory Committee. Dr. Cheng is also a non-executive director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

PROFESSOR PAK-WAI LIU

Non-Executive Director

Aged 53, Professor Liu joined the board of the Company as a non-executive director in 1998. Educated at Princeton University and Stanford University, the U.S.A., Professor Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including research director of the Hong Kong Centre for Economic Research, director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies, and Secretary General of the East Asian Economic Association. Professor Liu is a member of the Council and the Court of Lingnan University. A founding member of the Hong Kong Committee on Pacific Economic Co-operation, he has served on many government advisory bodies and is currently a member of the Economic Advisory Committee, the Commission on Strategic Development, the Task Force on Employment, the Council of Advisors on Innovation and Technology, the Council of Advisors of The Hong Kong Institute for Monetary Research, the Process Review Panel for the Securities and Futures Commission and the Skills Upgrading Scheme Steering Committee.

Secretary

MR. ROBIN SIK WING CHING

Company Secretary

Aged 52, Mr. Ching joined the Hang Lung group in 1988 as Group Financial Controller and was appointed Company Secretary of the Company in 1991. He holds a bachelor of business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers and a Certified Practising Accountant of CPA Australia.

The proceeds of the issue of the Bonds, for which application is now made for the listing of the underlying Shares to be issued upon conversion of the Bonds, are intended to be used for general corporate and working capital purposes of the Company. There will not be any additional proceeds arising when Shares are issued on conversion of the Bonds.

The following is/are the qualification(s) of the undermentioned person(s) whose opinion(s) as expert(s) is/are referred to in any document included in this application: - Not applicable

7. We declare, to the best of our knowledge, information and belief that:

   (a) all the qualifications for listing set out in the relevant chapters of the Listing Rules have, insofar as applicable and required to be met or fulfilled prior to application, been met or fulfilled in relation to the Company and the securities of the Company referred to in paragraph 3 above;

   (b) all information required to be included in the listing document by virtue of the Listing Rules, the Companies Ordinance, the Securities (Stock Exchange Listing) Rules and the Hong Kong Code on Takeovers and Mergers has been included therein or, if the final version has not yet been submitted (or reviewed), will be included therein before it is so submitted;

   (c) all the requirements of the Securities (Stock Exchange Listing) Rules, insofar as applicable and required to be fulfilled at the time of application, have been fulfilled in relation to the Company and the securities of the Company referred to in paragraph 3 above; and

   (d) there are no other facts bearing on the Company's application for listing of and permission to deal in the Shares which, in our opinion, should be disclosed to The Stock Exchange of Hong Kong Limited.

8. Details of renounceable document (where applicable) – Not applicable.

9. If the securities for which listing is sought are partly paid – Not applicable.

10. Definitive certificates (in respect of the securities for which listing is sought) are expected to be issued to those entitled as soon as practicable upon conversion of any Bond, and in any event, not later than seven days after each respective Conversion Date (as defined in the Bonds).

11. We undertake to lodge with you a declaration as required by rule 9.16, as appropriate, of the Listing Rules in due course.

12. We undertake to comply with the Listing Rules from time to time so far as applicable to the Company.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Terry S.Y. Ng
Executive Director

TN/RsC/el

Our Ref: SO-124-2002/HLPL

27th May, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Ms. Doris Lee

Dear Sirs,

Company Name : Hang Lung Properties Limited
Case Number : 20020524-F00101-0161
Transaction Type: Issue of Convertible Securities
Subject : Announcement

We refer to your letter dated 24th May, 2002, and have pleasure in enclosing herewith the original form and seven copies of our announcement in respect of Proposed Further Issue of 3.4% Guaranteed Convertible Bonds Due 2007, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy thereof may be taken into or distributed in the United States or to any US Persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold in accordance with all applicable laws and regulations.

恒 隆 地 產
HANG LUNG PROPERTIES

恒隆地產有限公司 Hang Lung Properties Limited

Proposed further issue of 3.4% Guaranteed Convertible Bonds due 2007 to be consolidated, and to form a single series, with the already outstanding HK$2.25 billion of such Bonds

SUMMARY

Reference is made to the Company's announcement dated 23 May 2002 in relation to the proposed issue of Additional Bonds, in respect of which (a) the issue price has been fixed at 101% of the principal amount of the Additional Bonds and (b) the Option has been fully exercised.

The Directors refer to the announcement (the "Previous Announcement") of Hang Lung Properties Limited dated 23 May 2002. Terms used in this announcement shall have the same meanings as in the Previous Announcement, unless otherwise defined herein.

Pursuant to the terms and conditions of the Subscription Agreement, on 24 May 2002, the issue price of the Additional Bonds has been fixed at 101 per cent. of the principal amount of the Additional Bonds. CSFB has also given notice to the Issuer to exercise the Option in full. Accordingly, the aggregate principal amount of the Additional Bonds shall be HK$1.2 billion.

By Order of the Board
Robin S.W. Ching
Company Secretary

Hong Kong, 24 May 2002

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 May 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Central Registration Hong Kong Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 10 June 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify: ____________

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2,889,333,907	112,435	

...1/2

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ Exercise price: HK$ ______ 2. ______ Exercise price: HK$ ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price: HK$ ______ 2. ______ Subscription price: HK$ ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares Convertible price: HK$ 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month:						N/A

For and on behalf of
CENTRAL REGISTRATION HONG KONG LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory (pp)

Name: Joe K F Poon

Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

HLP INTERNATIONAL TREASURY LIMITED

(Incorporated with limited liability in the British Virgin Islands)

HK$1,000,000,000

(together with an additional HK$200,000,000 in principal amount of Bonds which will be issued pursuant to an option described below)

3.4 per cent. Guaranteed Convertible Bonds due 2007
convertible into Shares of, and guaranteed by,

恒隆地產
HANG LUNG PROPERTIES

HANG LUNG PROPERTIES LIMITED

(Incorporated with limited liability in Hong Kong)

to rank pari passu with, and form a single series with, the
HK$2,250,000,000 3.4 per cent. Guaranteed Convertible Bonds due 2007

Issue Price: 101 per cent. plus accrued interest

The additional 3.4 per cent. Guaranteed Convertible Bonds due 2007 in the aggregate principal amount of HK$1,000,000,000 (the "New Bonds", which expression shall include the additional New Bonds issued in accordance with the option described below) will be issued by HLP International Treasury Limited (the "Issuer") and will be unconditionally and irrevocably guaranteed (the "Guarantee") by Hang Lung Properties Limited (the "Company" or the "Guarantor"). The issue price of the New Bonds shall be 101% of the aggregate principal amount of the New Bonds plus accrued interest in respect of the period from 27 March 2002 to the Closing Date (as defined below).

The Issuer has granted to Credit Suisse First Boston (Hong Kong) Limited ("CSFB") an option solely for the purpose of covering over-allotments of the New Bonds, which can be exercised, in whole or in part, at any time up to and including 14 July 2002 to subscribe for a further HK$200,000,000 aggregate principal amount of New Bonds. Such option was exercised in full by CSFB on 24 May 2002. See "Subscription and Sale".

The New Bonds, when issued, will rank *pari passu* with, and will be consolidated and form a single series for all purposes with the outstanding HK$2,250,000,000 3.4 per cent. Guaranteed Convertible Bonds due 2007 issued by the Issuer on 27 March 2002 (the "Existing Bonds" and together with the New Bonds, the "Bonds"), subject to the conditions set out below.

Each New Bond will, at the option of the holder, be convertible on or after the Closing Date (as defined below) up to and including 20 March 2007 into fully paid ordinary shares with a par value of HK$1.00 each of the Company (the "Shares") at an initial conversion price of HK$9.00 per Share. The conversion price is subject to adjustment in the circumstances described under "Terms and Conditions of the Bonds – Conversion". The average closing price of the Shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") for the ten consecutive trading days ended 11 June 2002 was HK$9.015 per Share.

The Bonds will bear interest at the rate of 3.4 per cent. per annum payable semi-annually in arrear on 27 March and 27 September in each year. See "Terms and Conditions of the Bonds – Interest". Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at 100 per cent. of their principal amount on 27 March 2007. All or some of the Bonds may be redeemed at the option of the relevant holder on 27 March 2005 at 100 per cent. of their principal amount. The Bonds may be redeemed in part, but not in whole, from time to time by the Issuer on or after 27 March 2004 (provided that there shall be an interval of not less than 20 Trading Days (as defined herein) between each exercise of such redemption rights by the Issuer and not more than 25 per cent. or (except in cases where the principal amount of Bonds outstanding is less than 10 per cent. of the initial issue size of the Bonds) less than 10 per cent. of the initial issue size of the Bonds is redeemed each time) at their principal amount together with accrued interest, provided, however, that no such redemption may be made unless, *inter alia*, (i) for a period of 30 consecutive Trading Days, the last day of which period occurring no more than 5 Trading Days prior to the date upon which notice of such redemption is given, the closing price of the Shares on the Hong Kong Stock Exchange shall have been at least 115 per cent. of the Conversion Price then in effect, or (ii) at least 90 per cent. in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled. The Bonds may also be redeemed at the option of the holders on the occurrence of a Relevant Event (as defined in Condition 8(D)). All, but not some, of the Bonds may be redeemed at any time at their principal amount, together with accrued interest, set out herein in the event of certain changes relating to British Virgin Islands or Hong Kong taxation. See "Terms and Conditions of the Bonds – Redemption, Purchase and Cancellation".

Application has been made to list the New Bonds on the Luxembourg Stock Exchange. The Shares are listed on the Hong Kong Stock Exchange, but will not be listed on the Luxembourg Stock Exchange. Application has been made to the Hong Kong Stock Exchange for the listing of the Shares issuable upon conversion of the Bonds.

The New Bonds and the Shares to be issued upon conversion of the New Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act ("Regulation S")).

A copy of this document has been lodged with the Registrar of Companies and Businesses in Singapore as an information memorandum for the purposes of Section 106D of the Companies Act, Chapter 50 of Singapore (the "Companies Act"). The Registrar of Companies and Businesses in Singapore takes no responsibility as to the contents of this document.

This document has not been and will not be registered as a prospectus with the Registrar of Companies and Businesses in Singapore and the New Bonds to be issued by the Issuer are offered by the Issuer pursuant to exemptions invoked under Section 106C and/or 106D of the Companies Act. Accordingly, the New Bonds may not be offered or sold, nor may this document or any other offering document or material relating to the New Bonds be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person falling within Section 106C of the Companies Act, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Companies Act or (iii) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Companies Act.

For a description of these and certain further restrictions on offers and sales of the New Bonds and the Shares to be issued upon conversion of the New Bonds, and the distribution of this Offering Circular, see "Subscription and Sale".

Hedging transactions involving these securities may not be conducted unless in compliance with the Securities Act.

The New Bonds will be represented by beneficial interests in a permanent global certificate (the "Global Certificate") in registered form, without interest coupons attached, which will be registered in the name of a nominee of, and shall be deposited on or about 14 June 2002, being the closing date (the "Closing Date"), with a common depositary for, Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream").

Beneficial interests in the Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream. Except as described herein, certificates for New Bonds will not be issued in exchange for interests in the Global Certificate.

Investing in the Bonds and the Shares involves certain risks. See "Risk Factors" on page 12.

Credit Suisse First Boston

The date of this Offering Circular is 12 June 2002

The Issuer and the Company, having made all reasonable enquiries, confirm that (i) this document contains all information with respect to the Issuer, the Company, and the Company's subsidiaries (the Company and its subsidiaries, collectively, the "Group") and certain of the Group's jointly controlled entities ("jointly controlled entities"), and the issue of the New Bonds and the Shares, which is material in the context of the issue and offering of the New Bonds, (ii) the statements contained in it relating to the Issuer, the Group and the jointly controlled entities are in every material respect true and accurate and not misleading, and (iii) the opinions and intentions expressed in this document with regard to the Issuer, the Group and the jointly controlled entities are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions; there are no other facts in relation to the Issuer, the Group, the jointly controlled entities, the New Bonds or the Shares the omission of which would, in the context of the issue and offering of the New Bonds, make any statement in this document misleading in any material respect and all reasonable enquiries have been made by the Issuer and the Company to ascertain such facts and to verify the accuracy of all such information and statements. In addition, the Issuer and the Company accept full responsibility for the accuracy of the information contained in this document.

No person has been or is authorised to give any information or to make any representation concerning the Issuer, the Group, the jointly controlled entities, the New Bonds or the Shares other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Issuer, the Company or CSFB. Neither the delivery of this document nor any offering, sale or delivery made in connection with the issue of the New Bonds shall, under any circumstances, constitute a representation that there has been no change or development reasonably likely to involve a change in the affairs of the Issuer, the Group or the jointly controlled entities or any of them since the date hereof or create any implication that the information contained herein is correct as of any date subsequent to the date hereof. This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Company or CSFB to subscribe for or purchase any of, the New Bonds or Shares and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful. This Offering Circular is not calculated to invite offers to subscribe for or purchase Shares.

No representation or warranty, express or implied, is made or given by CSFB as to the accuracy, completeness or sufficiency of the information contained in this Offering Circular, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise, representation or warranty by CSFB. This Offering Circular is not intended to provide the basis of any credit or other evaluation nor should it be considered as a recommendation by either the Issuer, the Company or CSFB that any recipient of this Offering Circular should purchase the New Bonds. Each potential purchaser of the New Bonds should determine for itself the relevance of the information contained in this Offering Circular and its purchase of the New Bonds should be based upon such investigations with its own tax, legal and business advisers as it deems necessary.

The distribution of this Offering Circular and the offering of the New Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Company and CSFB to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the New Bonds or Shares deliverable upon conversion of the New Bonds or the distribution of this document in any jurisdiction where action would be required for such purposes. There are restrictions on the offer and sale of the New Bonds and Shares deliverable on conversion or redemption of the New Bonds, and the circulation of documents relating thereto, in certain jurisdictions including the United States, the United Kingdom, Japan, Singapore and Hong Kong, and to persons connected therewith. For a description of certain further restrictions on offers, sales and resales of the New Bonds and distribution of this Offering Circular, see "Subscription and Sale".

In making an investment decision, investors must rely on their own examination of the Issuer, the Group and the terms of the offering, including the merits and risks involved. See "Risk Factors" for a discussion of certain factors to be considered in connection with an investment in the New Bonds.

Each person receiving this Offering Circular acknowledges that such person has not relied on CSFB or any person affiliated with CSFB in connection with its investigation of the accuracy of such information or its investment decision.

Unless otherwise specified or the context requires, references herein to "sq.m." are to square metres, references herein to "Hong Kong dollars", "HK dollars" and "HK$" are to the lawful currency of Hong Kong, references herein to "US dollars" or "US$" are to the lawful currency of the United States of America, references herein to "Renminbi" or "RMB" are to the lawful currency of the People's Republic of China (the "PRC"), references to "HK GAAP" are to accounting principles generally accepted in Hong Kong and references to "US GAAP" are to accounting principles generally accepted in the United States of America.

In this document, where information has been presented in thousands or millions of units, amounts may have been rounded up or down. Accordingly, totals of columns or rows of numbers in tables may not be equal to the apparent total of the individual items and actual numbers may differ from those contained herein due to rounding. References to information in billions of units are to the equivalent of a thousand million units.

IN CONNECTION WITH THIS ISSUE, CSFB MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NEW BONDS AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE ISSUE DATE. HOWEVER, THERE MAY BE NO OBLIGATION ON CSFB TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME, AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

TABLE OF CONTENTS

SUMMARY

The summary below is only intended to provide a very limited overview of information described in more detail elsewhere in this Offering Circular. As it is a summary, it does not contain all of the information that may be important to investors in the New Bonds. You should therefore read this Offering Circular in its entirety.

Hang Lung Properties Limited (formerly Amoy Properties Limited, the "Company") is a company incorporated in Hong Kong (company number: 2970) and is one of the largest property development and investment companies in Hong Kong. As at 11 June 2002, the market capitalisation of the Company was approximately HK$26,004 million. The Company is an approximately 60.2 per cent. owned subsidiary and the property flagship of Hang Lung Group Limited (formerly Hang Lung Development Company, Limited) ("Hang Lung"). The Company and Hang Lung's shares are both currently constituent stocks of the Hang Seng Index.

The Group is engaged in the holding of and investment in rental properties and the development and sale of commercial and residential properties primarily in Hong Kong and the PRC. Rental income and property sales have been, and are expected to continue to be, the most significant source of the Group's income. As at 30 April 2002, the Group's land bank (including properties held for sale, properties under development, completed investment properties and undeveloped sites) had a total gross floor area of approximately 1.1 million sq.m., principally located in Hong Kong but also in the PRC. The major investment properties in Hong Kong in which the Group has an interest are located along major transportation routes in Mongkok, Tsim Sha Tsui, Central, Causeway Bay and Quarry Bay. In addition, the Group is developing a new group of properties in Kowloon residential areas such as Ho Man Tin and three sites on the West Kowloon Reclamation, being the Airport Railway Kowloon Station Package Four Development, Hing Wah Street West and Hoi Fai Road. The prime investment properties in the PRC in which the Group currently has an interest are in Shanghai, namely, The Grand Gateway in Xujiahui and Plaza 66 in Nan Jing Xi Lu.

SUMMARY FINANCIAL INFORMATION

The following table presents summary consolidated financial data for the Group. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes to those statements included elsewhere in this Offering Circular.

The summary consolidated financial data for the years ended, and as at, 30 June 1999, 2000 and 2001 have been derived from the Group's consolidated financial statements, which have been audited by KPMG, independent accountants. The summary consolidated financial data for the six months ended, and as at, 31 December 2000 and 2001 have been derived from the Group's unaudited consolidated financial statements, which have been prepared on a basis consistent with the audited consolidated financial statements except that with effect from 1 July 2001 the Group has adopted the new and revised Statements of Standard Accounting Practice as described in the basis of preparation on page F-5 of the Summary of Consolidated Financial Statements for the six months ended, and as at, 31 December 2001.

The Group's consolidated financial statements are prepared and presented in accordance with HK GAAP. HK GAAP differs in certain respects from US GAAP. For a discussion of the differences between HK GAAP and US GAAP, see *"Summary of Significant Differences Between Hong Kong GAAP and US GAAP"*.

Consolidated Income Statements

	Year ended 30 June			*Six months ended 31 December*	
	1999	*2000*	*2001*	*2000*	*2001*
		(audited)		*(unaudited)*	
	(in HK$ million, except per share data)				
Turnover	2,765.0	2,221.3	2,748.4	1,604.6	1,242.6
Other revenue	150.0	—	—	142.7	55.6
Direct costs and operating expenses	(451.3)	(378.1)	(744.3)	(616.1)	(441.8)
Administrative expenses	(119.8)	(90.6)	(86.3)	(42.9)	(39.5)
Profit from operations before finance costs	2,343.9	1,752.6	1,917.8	1,088.3	816.9
Finance costs	(273.2)	(354.5)	(266.2)	(155.3)	(116.5)
Operating profit	2,070.7	1,398.1	1,651.6	933.0	700.4
Share of results of jointly controlled entities	27.0	39.3	51.5	21.4	29.2
Profit before taxation	2,097.7	1,437.4	1,703.1	954.4	729.6
Taxation	(148.8)	(171.0)	(271.1)	(99.9)	(61.7)
Profit after taxation	1,948.9	1,266.4	1,432.0	854.5	667.9
Minority interests	—	—	—	—	(9.9)
	1,948.9	1,266.4	1,432.0	854.5	658.0
Preference dividend	(53.3)	(48.2)	(48.3)	(24.1)	(24.1)
Net profit attributable to ordinary shareholders	1,895.6	1,218.2	1,383.7	830.4	633.9
Ordinary dividend attributable to the period	985.4	1,041.1	1,156.4	318.0	317.8
Earnings per ordinary share (cents)					
— Basic	66.2	42.1	47.9	28.7	21.9
— Diluted	65.4	N/A	N/A	N/A	N/A

Consolidated Balance Sheets

	As at 30 June			As at 31 December	
	1999	2000	2001	2000	2001
	(audited)			(unaudited)	
	(in HK$ million)				
ASSETS					
Non-current assets					
Fixed assets	25,794.7	27,772.6	27,928.7	27,706.7	27,807.1
Interest in jointly controlled entities	1,161.4	1,355.7	1,449.0	1,394.1	1,477.5
Loans and investments	18.2	15.9	13.9	14.3	20.5
	26,974.3	29,144.2	29,391.6	29,115.1	29,305.1
Current assets					
Properties under development	2,540.6	3,787.0	7,290.0	6,564.5	7,825.7
Trade and other receivables	437.7	127.4	139.6	139.3	149.0
Cash and deposits with banks	5,461.3	4,854.1	3,724.8	3,341.7	3,788.0
	8,439.6	8,768.5	11,154.4	10,045.5	11,762.7
Current liabilities					
Bank loans and overdrafts	—	5,017.3	2,182.4	390.6	470.0
Trade and other payables	1,646.9	2,286.9	1,633.2	3,807.3	1,374.3
Taxation	675.8	597.9	296.3	564.8	249.5
Preference dividend payable	30.0	30.1	30.2	6.0	6.0
Proposed ordinary dividend	578.8	751.7	838.4	318.0	—
	2,931.5	8,683.9	4,980.5	5,086.7	2,099.8
Net current assets	5,508.1	84.6	6,173.9	4,958.8	9,662.9
Total assets less current liabilities	32,482.4	29,228.8	35,565.5	34,073.9	38,968.0
Non-current liabilities					
Long term liabilities	5,921.0	1,433.3	8,159.5	5,893.8	10,995.6
Minority interests	268.5	318.2	386.9	483.0	412.5
	6,189.5	1,751.5	8,546.4	6,376.8	11,408.1
NET ASSETS	26,292.9	27,477.3	27,019.1	27,697.1	27,559.9
CAPITAL AND RESERVES					
Share capital	3,737.3	3,734.4	3,734.4	3,734.4	3,732.6
Reserves	22,555.6	23,742.9	23,284.7	23,962.7	23,509.5
Proposed ordinary dividend	—	—	—	—	317.8
Shareholders' funds	26,292.9	27,477.3	27,019.1	27,697.1	27,559.9

	Year ended 30 June		
	1999	2000	2001
	(audited) (in HK$ million)		
Turnover by activity			
Property leasing	2,229.5	1,833.2	1,760.8
Property sales	15.9	12.4	762.4
Interest income	519.6	375.7	225.2
Turnover	2,765.0	2,221.3	2,748.4
Contribution to profit before taxation by activity			
Property leasing	1,689.8	1,488.2	1,500.3
Property sales	154.9	8.1	320.2
Net interest income/(expenses)	253.0	31.7	(31.1)
	2,097.7	1,528.0	1,789.4
Administrative expenses[1]	—	(90.6)	(86.3)
Profit before taxation	2,097.7	1,437.4	1,703.1

Note:

(1) Profit before taxation by activity is presented before deduction of administrative expenses from the year ended 30 June 2000 onwards.

	Six months ended 31 December (unaudited)					
	Turnover			Profit before taxation		
	1999	2000	2001	1999	2000	2001
	(in HK$ million)					
Business segment						
Property leasing	943.0	866.7	936.8	758.2	678.8	717.1
Property sales	7.4	737.9	305.8	3.2	309.7	83.7
	950.4	1,604.6	1,242.6	761.4	988.5	800.8
Interest income				193.8	142.7	55.6
Administrative expenses				(49.4)	(42.9)	(39.5)
Finance costs				(177.1)	(155.3)	(116.5)
				728.7	933.0	700.4
Share of results of jointly controlled entities				13.7	21.4	29.2
Profit before taxation				742.4	954.4	729.6

THE OFFERING

Phrases used in this summary and not otherwise defined shall have the meanings given to them in "Terms and Conditions of the Bonds".

Issuer	HLP International Treasury Limited
Guarantor	Hang Lung Properties Limited
Issue	HK$1,000,000,000 initial aggregate principal amount of 3.4 per cent. Guaranteed Convertible Bonds due 2007, convertible into fully-paid ordinary shares with par value of HK$1.00 each of the Company (the "New Bonds"). In addition, CSFB has exercised in full its option to require the Issuer to issue up to a further HK$200,000,000 of aggregate principal amount of the New Bonds.
Fungibility	The New Bonds, when issued on the Closing Date, will rank *pari passu* with, and will be consolidated and form a single series for all purposes with the outstanding HK$2,250,000,000 3.4 per cent. Guaranteed Convertible Bonds due 2007 issued by the Issuer on 27 March 2002 (the "Existing Bonds" and together with the New Bonds, the "Bonds"), subject to the conditions set out below.
Issue Price	101 per cent. plus interest accrued in respect of the period from, and including, 27 March 2002 to, but excluding, 14 June 2002.
Denomination	HK$10,000 and integral multiples thereof.
Interest	3.4 per cent. per annum, payable semi-annually in arrear on 27 March and 27 September in each year commencing 27 September 2002. For the avoidance of doubt, interest payable in respect of both the Existing Bonds and the New Bonds on 27 September 2002 shall be in respect of the period from, and including, 27 March 2002 to, but excluding, 27 September 2002.
Closing Date	14 June 2002
Negative Pledge	So long as any Bond remains outstanding, neither the Issuer nor the Company will create or permit to subsist, and each of the Issuer and the Company will procure that no Subsidiary (as defined herein) creates or permits to subsist, any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("Security") upon the whole or any part of its undertaking, assets or revenues, present or future, to secure any International Investment Securities (as defined herein) or to secure any guarantee of or indemnity in respect of any International Investment Securities unless, at the same time or prior thereto, the Issuer's obligations under the Bonds and the Trust Deed or, as the case may be, the Company's

	obligations under the Guarantee (a) are secured equally and rateably therewith to the satisfaction of the Trustee, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Bondholders or as shall be approved by an Extraordinary Resolution of the Bondholders.
Conversion Period for the New Bonds	From and including the Closing Date up to and including 20 March 2007 or, if the Bonds shall have been called for redemption before 20 March 2007, up to a date no later than seven business days (as defined herein) prior to the date fixed for redemption thereof.
Conversion Price	HK$9.00 per Share which will be subject to adjustment for, amongst other things, subdivision or consolidation of Shares, bonus issues, rights issues and other dilutive events.
Final Redemption	Unless previously purchased and cancelled, converted or redeemed in the circumstances referred to in the Terms and Conditions, the Bonds will be redeemed at their principal amount on 27 March 2007.
Redemption at the Option of the Issuer	On or at any time after 27 March 2004 the Issuer may redeem from time to time (provided that there shall be an interval of not less than 20 Trading Days (as defined herein) between each exercise of such redemption right), not more than 25 per cent. nor (except in cases where the principal amount of Bonds outstanding is less than 10 per cent. of the initial issue size of the Bonds) less than 10 per cent. of the initial issue size of the Bonds, being HK$2,250,000,000, at any time prior to maturity, subject to giving not less than 30 nor more than 60 days' notice, at the principal amount together with accrued interest if (a) the closing price of the Shares on the Hong Kong Stock Exchange for each dealing day during the period of 30 consecutive Trading Days (as defined herein) ending at any time within the period of five Trading Days (as defined herein) prior to the redemption notice shall have been at least 115 per cent. of the Conversion Price in effect on each such dealing day or (b) at least 90 per cent. in principal amount of the Bonds have already been converted, redeemed or purchased and cancelled.
Tax Redemption	The Issuer may redeem all, but not some only, of the Bonds at their principal amount together with accrued interest in the event of certain changes in British Virgin Islands or Hong Kong taxation. See "Taxation".
Redemption at the Option of the Bondholders	On 27 March 2005, the holder of each Bond will have the right at such holder's option, to require the Issuer to redeem all or some only of the Bonds at their principal amount. In addition, following the occurrence of a Relevant Event (as defined herein), the holder of each Bond shall have the right at such holder's option, to require the Issuer to redeem all or some only of the Bonds on the Relevant Event Put Date (as defined herein) at their principal amount together with accrued interest.

Form and Registration of the New Bonds	The New Bonds will be represented by beneficial interests in the Global Certificate, which will be registered in the name of a nominee of, and deposited on the Closing Date with a common depositary for, Euroclear and Clearstream. Beneficial interests in the Global Certificate will be, shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream. Except as described herein, certificates for New Bonds will not be issued in exchange for beneficial interests in the Global Certificate.
Governing Law	English law
Trustee	The Bank of New York
Listing and Trading	Application has been made to have the New Bonds listed for trading on the Luxembourg Stock Exchange. The Shares are currently, and those Shares to be issued upon conversion of the Bonds will be, listed on the Hong Kong Stock Exchange. The Shares will not be listed on the Luxembourg Stock Exchange.
Clearing Systems	The New Bonds have been accepted for clearance through Euroclear and Clearstream under a temporary Common Code of 014888934, a temporary International Securities Identification Number of XS0148889347 and a temporary Sedol Number of 7374430. From the Closing Date, the New Bonds will cease to be tradable under these temporary security codes and will be traded interchangeably with the Existing Bonds under Common Code 014476342, International Securities Identification Number XS0144763421 and Sedol Number 7324532.

RISK FACTORS

Prior to investing in the Bonds, investors should carefully consider, together with all other information contained in this Offering Circular, the risk factors described below. Additional risk factors and uncertainties not presently known to the Issuer or the Company, or which the Issuer or the Company currently deems immaterial, may also have an adverse effect on an investment in the Bonds.

Considerations Relating to the Group

Property Interests

The Group currently has interests in a number of properties including investment properties and development properties. The Group's financial condition and results of operations are largely dependent on these properties. See "Description of the Group — Business". The property interests of the Group are subject to certain risks inherent generally in the ownership of, investment in and development of property. These risks include the cyclical nature of property markets, changes in general economic, business and credit conditions, the illiquidity of land and other real property, changes in governmental policies or regulations, building material shortages and increases in the costs of labour and materials.

The Group's property interests are also affected by the strength of Hong Kong's economy. Economic developments outside Hong Kong, such as efforts by the PRC government to control inflation in the PRC, could also adversely affect the property market in Hong Kong. Historically, the Hong Kong property market has been a cyclical market. For example, Hong Kong residential property prices, after reaching record highs in the mid-1990s, fell significantly as a result of the Asian economic downturn and the local economic environment.

Hong Kong's volatile property market impacts on the best timing for both the acquisition of sites and the sale of completed development properties. This volatility, combined with the lead time required for completion of projects, means that the Group's results from its property development activities may be susceptible to significant fluctuations from year to year. Furthermore, fluctuations in the Hong Kong property market will impact on the Group's balance sheet since the Group revalues its investment properties on an annual basis. (See "Effects of Property Revaluations" below)

Hong Kong Property Rentals and Values

The Group derives substantially all of its revenue and operating profits from its Hong Kong property investment activities and is consequently dependent on the state of the Hong Kong property market. Historically, the Hong Kong property market has been cyclical and Hong Kong property values have been affected by supply and demand of comparable properties, the rate of economic growth in Hong Kong and political and economic developments in the PRC.

In the latter part of 1996 and first three quarters of 1997, Hong Kong property prices and rents for office space increased significantly. Since then, rents and property values in the office sector in Hong Kong have declined significantly as a result of the general economic downturn in Asia, the slowdown in the Hong Kong economy and the increase in supply of new office properties. Although rents for office space increased in the second and third quarters of 2000 and stabilised in the fourth quarter of 2000, the overall leasing market has slowed down since the beginning of 2001. The slowdown was reinforced by the impact of the 11 September 2001 terrorist attacks in the United States and there can be no assurance that values will not further decline in the future. Rental values are also

affected by factors such as political developments, governmental regulations and changes in planning or tax laws, interest rate levels and inflation. Additional supply of new commercial and office properties is also scheduled for completion over the next few years and such additional supply could also adversely affect rents and occupancy rates.

From time to time, and especially during the economic downturn in Asia which began in 1997, the Company has experienced pressure from existing and prospective commercial tenants to provide rent reductions or longer rent free periods than previously given. This has had an impact on the Group's rental income from its commercial property investments in the past and the reoccurrence of such market conditions in the future may have an adverse effect on the Group's business, operating results and financial condition.

Lease Renewals

The leases of the Group are typically entered into for two to five year terms for office space and commercial space. Some of the Group's leases are up for renewal each year and the rents charged are typically adjusted based upon prevailing market rates. Accordingly, it is possible that a slowdown in the rental market in a given year could adversely affect the rental income of the Group.

Property Ownership and Development Considerations

The Group is subject to risks incidental to the ownership and operation of investment properties including, among other things, competition for tenants, changes in market rents, inability to renew leases or re-let space as existing leases expire, inability to collect rent from tenants due to bankruptcy or insolvency of tenants or otherwise, inability to dispose of major investment properties for the values at which they are recorded in the financial statements, increased operating costs and the need to renovate, repair and re-let space periodically and to pay the associated costs.

The Group is also subject to risks inherent in property development. Such risks include, among other things, the risks that financing for development may not be available on favourable terms, that construction may not be completed on schedule or within budget (for reasons including shortages of equipment, material and labour, work stoppages, interruptions resulting from inclement weather, unforeseen engineering, environmental and geological problems and unanticipated cost increases), that development may be affected by governmental regulations (including changes in building and planning regulations and delays or failure to obtain the requisite construction and occupancy approvals), and that developed properties may not be leased or sold on profitable terms and the risk of purchaser and/or tenant defaults.

Effects of Property Revaluations

In accordance with Hong Kong accounting standards, the Group values its investment properties annually in its balance sheet at their open market value on the basis of an external professional valuation. Any change in the valuation on a portfolio basis is charged or credited, as the case may be, to the investment property revaluation reserve. If this reserve becomes negative, the resulting deficit is charged to the consolidated income statement. A major or extended decline in property values could therefore result in an accounting loss for the Group and would increase the Group's leverage which may limit its ability to obtain additional financing in the future.

Dependence on Certain Sectors

Over 50 per cent. of the Group's rental income from its investment properties portfolio is derived from the commercial property sector. Accordingly, the Group continues to be dependent, to a significant extent, on the overall state of the commercial sector, and a decline in the financial performance of this sector could adversely affect the Group's revenue.

Holding Company Structure

The Company is primarily a holding company and its ability to make payments in respect of the Bonds depends largely upon the receipt of dividends, distributions, interest or advances from its wholly or partly owned subsidiaries and the Group's jointly controlled entities. The ability of the subsidiaries of the Company and jointly controlled entities of the Group to pay dividends and other amounts to the Company may be subject to their profitability and to applicable laws and restrictions on the payment of dividends contained in the relevant financing or other agreements. Payments on the Bonds are effectively subordinated to all existing and future liabilities and obligations of each of the Company's subsidiaries and the Group's jointly controlled entities. Claims of creditors of such companies will have priority as to the assets of such companies over the Company and its creditors, including holders of the Bonds. As at 31 December 2001, the Group had aggregate indebtedness for borrowed monies of approximately HK$11,465.6 million, all of which consisted of unsecured obligations (with all of them at the subsidiary level).

Considerations Relating to Hong Kong and the PRC

Hong Kong and the PRC

Substantially all of the Group's operating assets are located in Hong Kong, and substantially all of the Group's revenues are derived from its operations conducted in Hong Kong. As a result, the Group's financial condition and results of operations may be influenced by the political situation in Hong Kong and by the general state of the Hong Kong economy and the economies in the surrounding region, particularly the PRC.

As at 1 July 1997, Hong Kong ceased to be a Crown Colony of the United Kingdom and became a Special Administrative Region of the PRC. Although the Sino-British Joint Declaration on the Question of Hong Kong (the "Joint Declaration") and the Basic Law of Hong Kong (the "Basic Law") provide that Hong Kong will have a high degree of legislative, judicial and economic autonomy, the exercise of Chinese sovereignty over Hong Kong may in the future have an impact on the Group's financial condition and results of operations. Hong Kong's future economic development will be linked, to a certain degree, with the economic prosperity of the PRC. There may be a portion of the Group's existing tenants whose businesses are PRC-related. The PRC government has been reforming its economic and political systems since 1979. The continued implementation of such reforms may be influenced by internal political, social and economic factors. Changes in economic policy or legal requirements may have an impact on the PRC economy which could affect international businesses with interests in the PRC, including the tenants of the Group.

Investing in the PRC

Business activities of the Group in the PRC may be affected by changes in economic policies in the PRC including changes in laws, regulations, or the interpretation thereof, taxation, levels of contribution by provincial governments to the central government, restrictions on currency conversion, imports and sources of supplies, or the expropriation of private enterprises. Although the PRC Government has been pursuing economic reform policies since 1979, no assurance can be given that such policies may not be significantly altered.

Joint Venture Risks

Although the Group generally seeks to maintain a sufficient level of control over the projects through ownership of a controlling interest and/or management in order to impose established financial control, management and supervisory techniques, property investment and development in the PRC may often involve the participation of local partners in the PRC, and joint ventures in the PRC

may involve special risks or problems associated with joint venture partners, including inconsistent business interests or one or more of the partners experiencing financial difficulties. Although the Group has not to date experienced any significant problems with respect to its joint venture partners, should such problems occur in the future they could have a material adverse effect on the business and prospects of the Group.

Considerations Relating to the Bonds

The Bonds have not been registered under the securities laws of any jurisdiction and the New Bonds may not be publicly offered, sold, pledged or otherwise transferred in any jurisdiction where such registration may be required.

TERMS AND CONDITIONS OF THE BONDS

The following (subject to completion and amendment) other than the words in italics is the text of the Terms and Conditions of the Bonds which will appear on the reverse of each of the definitive certificates evidencing the Bonds:

The issue of the HK$1,200,000,000 aggregate principal amount of 3.4 per cent. Guaranteed Convertible Bonds due 2007 (the "New Bonds", which term shall include, unless the context requires otherwise, any further Bonds issued in accordance with Condition 15 and consolidated and forming a single series therewith) of HLP International Treasury Limited (the "Issuer") was authorised by resolutions of the Board of Directors of the Issuer passed on 23 May 2002 and 10 June 2002 and the Guarantee (as defined in Condition 1(B)) of the Bonds given by Hang Lung Properties Limited (the "Guarantor") and the right of conversion into Shares (as defined in Condition 6(A)(v)) of the Guarantor were authorised by resolutions of the Board of Directors passed on 23 May 2002 and 10 June 2002. The New Bonds shall be consolidated and form a single series for all purposes with the HK$2,250,000,000 3.4 per cent. Guaranteed Convertible Bonds due 2007 of the Issuer issued on 27 March 2002 (together with the New Bonds, the "Bonds"). The Bonds are constituted by the trust deed dated 27 March 2002 (the "Principal Trust Deed") and a supplemental trust deed dated 14 June 2002 (the "Supplemental Trust Deed", and together with the Principal Trust Deed, the "Trust Deed") made between the Issuer, the Guarantor and The Bank of New York as trustee for the holders of the Bonds (the "Trustee", which term shall, where the context so permits, include all other persons or companies for the time being acting as trustee or trustees under the Trust Deed) and are subject to the paying and conversion agency agreement dated 27 March 2002 (the "Principal Agency Agreement"), as supplemented by a supplemental paying and conversion agency agreement dated 14 June 2002 (the "Supplemental Agency Agreement", and together with the Principal Agency Agreement, the "Agency Agreement") with the Trustee, The Bank of New York as registrar, principal paying, conversion and transfer agent (the "Registrar" or, as the case may be, "Principal Agent") and the other paying, conversion and transfer agents appointed under it (each a "Paying Agent", "Conversion Agent", "Transfer Agent" (references to which shall include the Registrar) and together with the Registrar and the Principal Agent, the "Agents") relating to the Bonds. References to the "Principal Agent", "Registrar" and "Agents" below are references to the principal agent, registrar and agents for the time being for the Bonds and, so long as the Bonds are listed on the Luxembourg Stock Exchange, references to "Agents" shall include the Luxembourg Agent (as defined in Condition 17). The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed. Unless otherwise defined, terms used in these Conditions have the meaning specified in the Trust Deed. Copies of the Trust Deed and of the Agency Agreement are available for inspection at the registered office of the Trustee being at the date hereof at 48th Floor, One Canada Square, London E14 5AL, United Kingdom and at the specified offices of each of the Agents. The Bondholders are entitled to the benefit of the Trust Deed and are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Agency Agreement applicable to them.

1. Status and Guarantee

(A) ***Status:*** The Bonds constitute direct, senior, unsubordinated, unconditional and (subject to the provisions of Condition 4) unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference or priority among themselves. The payment obligations of the Issuer under the Bonds shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all of its other present and future senior, unsecured and unsubordinated obligations. The payment obligations of the Guarantor under the Guarantee (as defined in Condition 1(B)) shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all of its other present and future unsecured and unsubordinated obligations.

(B) ***Guarantee:*** The due payment of all sums expressed to be payable by the Issuer under the Trust Deed and the Bonds has been unconditionally and irrevocably guaranteed by the Guarantor. The obligations of the Guarantor in that respect (the "Guarantee") are contained in the Trust Deed.

2. Form, Denomination and Title

(A) ***Form and Denomination:*** The Bonds are issued in registered form in the denomination of HK$10,000 each without coupons attached. A bond certificate (each a "Certificate") will be issued to each Bondholder in respect of its registered holding of Bonds. Each Bond and each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of Bondholders which the Issuer will procure to be kept by the Registrar.

Upon issue, the Bonds will be represented by the Global Certificate deposited with a common depositary for, and representing Bonds registered in the name of a nominee of, Euroclear and Clearstream. The Conditions are modified by certain provisions contained in the Global Certificate.

(B) ***Title:*** Title to the Bonds passes only by transfer and registration in the register of Bondholders as described in Condition 3. The holder of any Bond will (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be liable for so treating the holder. In these Terms and Conditions "Bondholder" and (in relation to a Bond) "holder" means the person in whose name a Bond is registered.

3. Transfers of Bonds; Issue of Certificates

(A) ***Register:*** The Issuer will cause to be kept at the specified office of the Registrar and in accordance with the terms of the Agency Agreement a register on which shall be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers of the Bonds (the "Register"). Each Bondholder shall be entitled to receive only one Certificate in respect of its entire holding.

(B) ***Transfer:*** Subject to the Agency Agreement, a Bond may be transferred by delivery of the Certificate issued in respect of that Bond, with the form of transfer on the back duly completed and signed by the holder or his attorney duly authorised in writing, to the specified office of the Registrar or any of the Agents. No transfer of a Bond will be valid unless and until entered on the Register.

Transfers of interests in the Bonds evidenced by the Global Certificate will be effected in accordance with the rules of the relevant clearing systems.

(C) ***Delivery of New Certificates:*** Each new Certificate to be issued upon a transfer of Bonds will, within three business days of receipt by the Registrar or, as the case may be, any other relevant Agent of the form of transfer, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder) to the address specified in the form of transfer.

Except in the limited circumstances described herein (see "The Global Certificate"), owners of interests in the Bonds will not be entitled to receive physical delivery of Certificates.

Where only part of a principal amount of the Bonds (being that of one or more Bonds) in respect of which a Certificate is issued is to be transferred or converted, a new Certificate in respect of the Bonds not so transferred or converted will, within three business days of delivery of the original Certificate to the Registrar or other relevant Agent, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder of the Bonds not so transferred or converted (but free of charge to the holder) to the address of such holder appearing on the Register.

For the purposes of Condition 3 and Condition 6, "business day" shall mean a day other than a Saturday or Sunday on which banks are open for business in the city in which the specified office of the Registrar (if a Certificate is deposited with it in connection with a transfer or conversion) or the Agent with whom a Certificate is deposited in connection with a transfer or conversion, is located.

(D) ***Formalities Free of Charge:*** Registration of transfer of Bonds will be effected without charge by or on behalf of the Issuer or any of the Agents, but upon payment (or the giving of such indemnity as the Issuer or any of the Agents may require) in respect of any tax or other governmental charges which may be imposed in relation to such transfer.

(E) ***Closed Periods:*** No Bondholder may require the transfer of a Bond to be registered (i) during the period of seven days ending on (and including) the dates for redemption pursuant to Condition 8(B) and Condition 8(C); (ii) after a Conversion Notice (as defined in Condition 6(B)) has been delivered with respect thereto; (iii) during the period of seven days ending on (and including) any Interest Record Date (as defined in Condition 7(A) or (iv) after a Put Exercise Notice (as defined in Condition 8(D)) has been deposited in respect of such Bond.

(F) ***Regulations:*** All transfers of Bonds and entries on the register of Bondholders will be made subject to the detailed regulations concerning transfer of Bonds scheduled to the Agency Agreement. The regulations may be changed by the Issuer, with the prior written approval of the Trustee and the Registrar. A copy of the current regulations will be mailed (free of charge) by the Registrar to any Bondholder who asks for one.

4. Negative Pledge

So long as any Bond remains outstanding (as defined in the Trust Deed) neither the Issuer nor the Guarantor will create or permit to subsist, and each of the Issuer and the Guarantor will procure that no Subsidiary creates or permits to subsist, any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("Security") upon the whole or any part of its undertaking, assets or revenues, present or future, to secure any International Investment Securities (as defined below) or to secure any guarantee of or indemnity in respect of any International Investment Securities unless, at the same time or prior thereto, the Issuer's obligations under the Bonds and the Trust Deed or, as the case may be, the Guarantor's obligations under the Guarantee (a) are secured equally and rateably therewith, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

For the purposes of these Conditions:

"Subsidiary" means any company or other business entity of which that person owns or controls (either directly or through one or more other Subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity or any company or other business entity which at any time has its accounts consolidated with those of that person or which, under Hong Kong or British Virgin Island law, regulations or generally accepted accounting principles from time to time, should have its accounts consolidated with those of that person.

"International Investment Securities" means bonds, debentures, notes or other investment securities which are for the time being, or are capable of being, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other securities market outside Hong Kong.

5. Interest

The Bonds bear interest from 27 March 2002 at the rate of 3.4 per cent. per annum of the principal amount of the Bonds. Interest is payable semi-annually in arrear on 27 March and 27 September in each year (each an "Interest Payment Date") commencing 27 September 2002. Each Bond will cease to bear interest (a) (subject to Condition 6(B)(iv)) from and including the Interest Payment Date last preceding its Conversion Date (as defined below) subject to conversion of the

relevant Bond in accordance with the provisions of Condition 6(B), or (b) from the due date for redemption thereof unless, upon surrender in accordance with Condition 7, payment of the full amount due is improperly withheld or refused or default is otherwise made in respect of any such payment. In such event, interest will continue to accrue at the rate aforesaid (after as well as before any judgment) up to but excluding the date on which all sums due in respect of any Bond are received by or on behalf of the relevant holder. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

Save as provided in Condition 6(B)(iv), no payment or adjustment will be made on conversion for any interest accrued on converted Bonds since the Interest Payment Date last preceding the relevant Conversion Date, or, if the Bonds are converted on or before the first Interest Payment Date, since 27 March 2002.

6. Conversion

(A) Conversion Right

(i) *Conversion Period:* Subject as hereinafter provided, Bondholders have the right to convert their Bonds into Shares at any time during the Conversion Period referred to below.

The right of a Bondholder to convert any Bond into Shares is called the "Conversion Right". Subject to and upon compliance with, the provisions of this Condition, the Conversion Right attaching to any Bond may be exercised, at the option of the holder thereof, at any time on and after 26 April 2002 up to the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on 20 March 2007 (but, except as provided in Condition 6 (A)(iv), in no event thereafter) or if such Bond shall have been called for redemption before 20 March 2007, then up to the close of business (at the place aforesaid) on a date no later than seven business days (in the place aforesaid) prior to the date fixed for redemption thereof (the "Conversion Period").

The number of Shares to be issued on conversion of a Bond will be determined by dividing the principal amount of the Bond to be converted by the Conversion Price in effect at the Conversion Date (both as hereinafter defined). A Conversion Right may only be exercised in respect of one or more Bonds. If more than one Bond held by the same holder is converted at any one time by the same holder, the number of Shares to be issued upon such conversion will be calculated on the basis of the aggregate principal amount of the Bonds to be converted.

(ii) *Fractions of Shares:* Fractions of Shares will not be issued on conversion and no cash adjustments will be made in respect thereof. Notwithstanding the foregoing, in the event of a consolidation or re-classification of Shares by operation of law or otherwise occurring after 27 March 2002 which reduces the number of shares outstanding, the Guarantor will upon conversion of Bonds pay in cash (in Hong Kong dollars by means of a Hong Kong dollar cheque drawn on a bank in Hong Kong) a sum equal to such portion of the principal amount of the Bond or Bonds evidenced by the Certificate deposited in connection with the exercise of Conversion Rights as corresponds to any fraction of a Share not issued as a result of such consolidation or re-classification aforesaid if such sum exceeds HK$100.00.

(iii) *Conversion Price:* The price at which Shares will be issued upon conversion (the "Conversion Price") will initially be HK$9.00 per Share but will be subject to adjustment in the manner provided in Condition 6(C).

(iv) *Revival and/or survival after Default:* Notwithstanding the provisions of Condition 6(A)(i), if (a) the Issuer shall default in making payment in full in respect of any Bond which shall have been called for redemption on the date fixed for redemption thereof, (b) any Bond has become due and payable prior to the Maturity Date by reason of the occurrence of any of

the events under Condition 10 or (c) any Bond is not redeemed on the Maturity Date in accordance with Condition 8(A), the Conversion Right attaching to such Bond will revive and/or will continue to be exercisable up to, and including, the close of business (at the place where the Certificate evidencing such Bond is deposited for conversion) on the date upon which the full amount of the moneys payable in respect of such Bond has been duly received by the Principal Agent or the Trustee and notice of such receipt has been duly given to the Bondholders and, notwithstanding the provisions of Condition 6(A)(i), any Bond in respect of which the Certificate and Conversion Notice are deposited for conversion prior to such date shall be converted on the relevant Conversion Date (as defined below) notwithstanding that the full amount of the moneys payable in respect of such Bond shall have been received by the Principal Agent or Trustee before such Conversion Date or that the Conversion Period may have expired before such Conversion Date.

(v) *Meaning of "Shares":* As used in these Conditions, the expression "Shares" means ordinary shares of par value HK$1.00 each of the Guarantor or shares of any class or classes resulting from any subdivision, consolidation or re-classification of those shares, which as between themselves have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation or dissolution of the Guarantor.

(B) Conversion Procedure

(i) *Conversion Notice:* To exercise the Conversion Right attaching to any Bond, the holder thereof must complete, execute and deposit at his own expense during normal business hours at the specified office of any Conversion Agent a notice of conversion (a "Conversion Notice") in duplicate in the form (for the time being current) obtainable from the specified office of each Agent, together with the relevant Certificate and any amounts required to be paid by the Bondholder under Condition 6(B)(ii).

The conversion date in respect of a Bond (the "Conversion Date") must fall at a time when the Conversion Right attaching to that Bond is expressed in these Conditions to be exercisable (subject to the provisions of Condition 6(A)(iv) above) and will be deemed to be the Stock Exchange Business Day (as defined below) immediately following the date of the surrender of the Certificate in respect of such Bond and delivery of such Conversion Notice and, if applicable, any payment to be made or indemnity given under these Conditions in connection with the exercise of such Conversion Right or, in the case of a conversion on redemption pursuant to Condition 6(F), the relevant date fixed for redemption. A Conversion Notice once delivered shall be irrevocable and may not be withdrawn unless the Issuer consents to such withdrawal. "Stock Exchange Business Day" means any day (other than a Saturday or Sunday) on which The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") or the Alternative Stock Exchange (as defined in Condition 6(C) below), as the case may be, is open for business.

(ii) *Stamp Duty etc.:* A Bondholder delivering a Certificate in respect of a Bond for conversion or the Trustee must pay to the relevant Conversion Agent any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital or stamp duties payable in the British Virgin Islands, Hong Kong and, if relevant, in the place of the Alternative Stock Exchange, by the Guarantor in respect of the allotment and issue of Shares and listing of the Shares on the Hong Kong Stock Exchange on conversion) and such Bondholder or the Trustee (as the case may be) must pay (in the case of the Trustee, by way of deduction from the net proceeds of sale as aforesaid) all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond in connection with such conversion. The Guarantor will pay all other expenses arising on the issue of Shares on conversion of Bonds.

(iii) *Registration:* As soon as practicable, and in any event not later than seven days after the Conversion Date, the Guarantor will, in the case of Bonds converted on exercise of the Conversion Right and in respect of which a duly completed Conversion Notice has been delivered and the relevant Certificate and amounts payable by the relevant Bondholder deposited as required by sub-paragraphs (i) and (ii), register the person or persons designated for the purpose in the Conversion Notice (or, in the case of Bonds converted in accordance with Condition 6(F), the Trustee or its nominee) as holder(s) of the relevant number of Shares in the Guarantor's share register and will, if the Bondholder (or in the case of Bonds converted in accordance with Condition 6(F), the Trustee or its nominee) has also requested in the Conversion Notice, take all necessary action to procure that Shares are delivered through the Central Clearing and Settlement System of Hong Kong for so long as the Shares are listed on the Hong Kong Stock Exchange; or will make such certificate or certificates available for collection at the office of the Guarantor's share registrar in Hong Kong (currently Computershare Hong Kong Investor Services Limited) notified to Bondholders in accordance with Condition 16 or, if so requested in the relevant Conversion Notice, will cause its share registrar to mail (at the risk, and, if sent at the request of such person otherwise than by ordinary mail, at the expense, of the person to whom such certificate or certificates are sent) such certificate or certificates to the person and at the place specified in the Conversion Notice, together (in either case) with any other securities, property or cash required to be delivered upon conversion and such assignments and other documents (if any) as may be required by law to effect the transfer thereof.

If the Conversion Date in relation to any Bond shall be on or after a date with effect from which an adjustment to the Conversion Price takes retroactive effect pursuant to any of the provisions referred to in Condition 6(C) and the Trust Deed and the relevant Registration Date (as defined below) falls on a date when the relevant adjustment has not yet been reflected in the then current Conversion Price, the provisions of this sub-paragraph (iii) shall be applied *mutatis mutandis* to such number of Shares as is equal to the excess of the number of Shares which would have been required to be issued on conversion of such Bond if the relevant retroactive adjustment had been given effect as at the said Registration Date over the number of Shares previously issued (or which the Guarantor was previously bound to issue) pursuant to such conversion.

The person or persons specified for that purpose will become the holder of record of the number of Shares issuable upon conversion with effect from the date he is or they are registered as such in the Guarantor's register of members (the "Registration Date"). The Shares issued upon conversion of the Bonds will in all respects rank *pari passu* with the Shares in issue on the relevant Registration Date. Save as set out in these Conditions, a holder of Shares issued on conversion of Bonds shall not be entitled to any rights the record date for which precedes the relevant Registration Date.

If the record date for the payment of any dividend or other distribution in respect of the Shares is on or after the Conversion Date in respect of any Bond, but before the Registration Date (disregarding any retroactive adjustment of the Conversion Price referred to in this sub-paragraph (iii) prior to the time such retroactive adjustment shall have become effective), the Guarantor will pay to the converting Bondholder or his designee an amount (the "Equivalent Amount") in Hong Kong dollars equal to any such dividend or other distribution to which he would have been entitled had he on that record date been such a shareholder of record and will make the payment at the same time as it makes payment of the dividend or other distribution, or as soon as practicable thereafter, but, in any event, not later than seven days thereafter. The Equivalent Amount shall be paid by means of a Hong Kong dollar cheque drawn on a bank in Hong Kong and sent to the address specified in the relevant Conversion Notice.

(iv) *Interest Accrual:* If any notice requiring the redemption of any Bonds is given pursuant to Condition 8(B) or Condition 8(C) during the period beginning on the 15th day prior to the record date in respect of any dividend payable in respect of the Shares and ending on the next following Interest Payment Date, where such notice specifies a date for redemption falling on or prior to the date which is 14 days after such next following Interest Payment

Date, interest shall (subject as hereinafter provided) accrue on Bonds (i) the Certificates for which shall have been delivered for conversion and in respect of which the Conversion Date falls after such record date from the preceding Interest Payment Date (or, if the relevant Conversion Date falls on or before the first Interest Payment Date, from and including 27 March 2002) to, but excluding, the relevant Conversion Date; or (ii) if such notice specifies a date for redemption on or prior to such next following Interest Payment Date to which the election by the Trustee provided for in Condition 6(F) applies, in each case from the preceding Interest Payment Date (or, if the relevant Conversion Date falls on or before the first Interest Payment Date, from, and including, the Closing Date) to, but excluding, the relevant Conversion Date; provided that no such interest shall accrue on any Bond in the event that the Shares issued on conversion thereof shall carry an entitlement to receive such dividend or in the event the Bond carries an entitlement to receive an Equivalent Amount in respect of such dividend. Any such interest shall be paid not later than 14 days after the relevant Conversion Date by Hong Kong dollar cheque drawn on, or by transfer to a Hong Kong dollar account maintained by the payee with, a bank in Hong Kong, in accordance with instructions given by the relevant Bondholder.

(C) Adjustments to Conversion Price: The Conversion Price will be subject to adjustment in certain events set out in the Trust Deed, including:

(i) any alteration to the par value of the Shares as a result of consolidation, subdivision or reclassification;

(ii) the issue of Shares by the Guarantor credited as fully paid to Shareholders (as defined in the Trust Deed) by way of capitalisation of profits or reserves (including any share premium account), including Shares paid up out of distributable profits or reserves and/or share premium account, save where the Shares are issued in lieu of the whole or any part of a specifically declared cash dividend (a "Scrip Dividend"), being a dividend which the Shareholders concerned otherwise would have received in cash and where the Current Market Price of such Shares does not exceed 105 per cent of the amount of such declared cash dividend and so long as such declared dividend does not constitute a Capital Distribution (as defined below);

(iii) the payment or making of any Capital Distribution by the Guarantor to the Shareholders (except where the Conversion Price falls to be adjusted under sub-paragraph (ii) above);

(iv) the issue of Shares to all or substantially all Shareholders as a class by the Guarantor by way of rights, or issue or grant to all or substantially all Shareholders as a class, by way of rights, of options, warrants or other rights to subscribe for or purchase any Shares, in each case at a price which is less than 95 per cent. of the Current Market Price (as defined below) per Share on the last Trading Day preceding the date of the announcement of the terms of such issue or grant;

(v) the issue of any securities (other than Shares or options, warrants or other rights to subscribe or purchase Shares) to all or substantially all Shareholders as a class by the Guarantor, by way of rights, or the grant to all or substantially all Shareholders as a class by way of rights of any options, warrants or other rights to subscribe for or purchase, any securities (other than Shares or options, warrants or other rights to subscribe or purchase Shares);

(vi) the issue (otherwise than as mentioned in sub-paragraph (iv) above) by the Guarantor wholly for cash of any Shares (other than Shares issued on the exercise of Conversion Rights or on the exercise of any other rights of conversion into, or exchange or subscription for, Shares) or the issue or grant of (otherwise as mentioned in sub-paragraph (iv) above)

options, warrants or other rights to subscribe or purchase Shares in each case at a price per Share which is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the terms of such issue;

(vii) save in the case of an issue of securities arising from a conversion or exchange of other securities in accordance with the terms applicable to such securities themselves falling within the provisions of this sub-paragraph (vii), the issue wholly for cash by the Guarantor or any Subsidiary (otherwise than as mentioned in sub-paragraph (iv), (v) or (vi) above) or (at the direction or request of or pursuant to any arrangements with the Guarantor or any Subsidiary) any other company, person or entity of any securities (other than the Bonds) which by their terms of issue carry rights of conversion into, or exchange or subscription for, Shares to be issued by the Guarantor upon conversion, exchange or subscription at a consideration per Share which is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the terms of issue of such securities;

(viii) any modification of the rights of conversion, exchange or subscription attaching to any such securities as are mentioned in sub-paragraph (vii) above (other than in accordance with the terms applicable to such securities) so that the consideration per Share (for the number of Shares available on conversion, exchange or subscription following the modification) is less than 95 per cent. of the Current Market Price on the last Trading Day preceding the date of announcement of the proposals for such modification;

(ix) the issue, sale or distribution by or on behalf of the Guarantor or any Subsidiary or (at the direction or request of or pursuant to any arrangements with the Guarantor or any Subsidiary) any other company, person or entity of any securities in connection with an offer by or on behalf of the Guarantor or any Subsidiary or such other company, person or entity pursuant to which offer the Shareholders generally (meaning for these purposes the holders of at least 60 per cent. of the Shares outstanding at the time such offer is made) are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Price falls to be adjusted under sub-paragraphs (iv), (v), (vi) and (vii) above);

(x) if the Guarantor determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to in this Condition 6(C), the Guarantor shall at its own expense request the Auditors to determine (acting as experts) as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof, if the adjustment would result in a reduction in the Conversion Price, and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that where the circumstances giving rise to any adjustment pursuant to this Condition 6(C) have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of circumstances which have already given rise or will give rise to an adjustment to the Conversion Price, such modification (if any) shall be made to the operation of the provisions of this Condition 6(C) as may be advised by the Auditors to be in their opinion appropriate to give the intended result.

For the purposes of these Conditions:

"Alternative Stock Exchange" means at any time, in the case of the Shares, if they are not at that time listed and traded on the Hong Kong Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in.

"Capital Distribution" means (a) any distribution of assets in specie by the Guarantor for any financial period (whenever paid or made and however described) but excluding a distribution of assets in specie in lieu of, and to a value not exceeding, a cash dividend which would not have constituted a Capital Distribution under (b) below (and for these

purposes a distribution of assets in specie includes without limitation an issue of shares or other securities credited as fully or partly paid (other than Shares credited as fully paid) by way of capitalisation of reserves); and (b) any cash dividend or distribution of any kind by the Guarantor for any financial period (whenever paid and however described) unless:

(i) (and to the extent that) it does not both exceed 7.5 per cent. of the market capitalisation of the Guarantor at the time of announcement of such dividend or distribution and have a value more than 150 per cent. of the average of dividends and distributions in the three years prior to the announcement of such dividend or distribution; or

(ii) (and to the extent) it does not, when taken together with any other dividend previously made or repaid in respect of all periods after 30 June 2001, exceed the aggregate of the consolidated net profits (less the aggregate of any consolidated net losses) attributable to Shareholders after deducting minority interests and preference dividends (if any) but (a) deducting any amounts in respect of any asset previously credited to the Guarantor's reserves (in respect of any period or date up to and including 30 June 2001) pursuant to any revaluation of such asset, where amounts arising on the disposal of such asset have contributed to such profits and (b) deducting any exceptional and extraordinary items, (and for the avoidance of doubt after excluding any amount arising as a result of any reduction in registered capital, share premium account or capital redemption reserve), in each case calculated by reference to the audited consolidated profit and loss accounts for such periods of the Guarantor and its Subsidiaries; or

(iii) it comprises (a) a purchase or redemption of the Guarantor's convertible cumulative preference shares or (b) a purchase or redemption of Shares by or on behalf of the Guarantor (or a purchase of Shares by or on behalf of a Subsidiary of the Guarantor), where the weighted average price (before expenses) on any one day in respect of such purchases does not exceed the Current Market Price of the Shares as published in the Daily Quotation Sheet of the Hong Kong Stock Exchange or the equivalent quotation sheet of an Alternative Stock Exchange, as the case may be, by more than 5 per cent. either (1) on that date, or (2) where an announcement has been made of the intention to purchase Shares at some future date at a specified price, on the Trading Day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a Trading Day, the immediately preceding Trading Day.

In making any such calculation, such adjustments (if any) shall be made as two leading independent investment banks of international repute selected by the Guarantor and approved by the Trustee may consider appropriate to reflect (a) any consolidation or subdivision of the Shares, (b) issues of Shares by way of capitalisation of profits or reserves, or any like or similar event or (c) the modification of any rights to dividends of Shares.

"Closing Price" for the Shares for any Trading Day shall be the price published in the Daily Quotation Sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day.

"Current Market Price" means, in respect of a Share at a particular date, the average of the closing prices published in the Daily Quotation Sheet of the Hong Kong Stock Exchange or the equivalent quotation sheet of an Alternative Stock Exchange for one Share (being a Share carrying full entitlement to dividend) for the five consecutive Trading Days ending

on the Trading Day immediately preceding such date; provided that if at any time during the said five Trading Day period the Shares shall have been quoted ex-dividend and during some other part of that period the Shares shall have been quoted cum-dividend then:

(i) if the Shares to be issued in such circumstances do not rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted cum-dividend shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share; or

(ii) if the Shares to be issued in such circumstances rank for the dividend in question, the quotations on the dates on which the Shares shall have been quoted ex-dividend shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount;

and provided further that if the Shares on each of the said five Trading Days have been quoted cum-dividend in respect of a dividend which has been declared or announced but the Shares to be issued do not rank for that dividend, the quotations on each of such dates shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Share.

"Fair Market Value" means, with respect to any assets, security, option, warrants or other right on any date, the fair market value of that asset, security, option, warrant or other right as determined by two leading independent investment banks of international repute selected by the Guarantor and approved in writing by the Trustee, provided that (i) the fair market value of a cash dividend paid or to be paid per Share shall be the amount of such cash dividend per Share determined as at the date of announcement of such dividend; (ii) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by such investment banks) the fair market value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded.

"Trading Day" means a day when the Hong Kong Stock Exchange or, as the case may be an Alternative Stock Exchange is open for dealing business, provided that if no closing price is reported in respect of the relevant Shares on the Hong Kong Stock Exchange or, as the case may be the Alternative Stock Exchange for one or more consecutive dealing days such day or days will be disregarded in any relevant calculation and shall be deemed not have existed when ascertaining any period of dealing days.

On any adjustment, the relevant Conversion Price, if not an integral multiple of one Hong Kong cent, shall be rounded down to the nearest Hong Kong cent. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and any amount by which the Conversion Price has not been rounded down, shall be carried forward and taken into account in any subsequent adjustment. Notice of any adjustment shall be given to Bondholders in accordance with Condition 16 as soon as practicable after the determination thereof.

The Conversion Price may not be reduced so that, on conversion of Bonds, Shares would fall to be issued at a discount to their par value.

Where more than one event which gives or may give rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of the Auditors the foregoing provisions would need to be operated subject to some modification in order to give the intended result, such modification shall be made to the operation of the foregoing provisions as may be advised by the Auditors to be in their opinion appropriate in order to give such intended result.

No adjustment will be made to the Conversion Price when Shares or other securities (including rights or options) are issued, offered or granted to employees (including directors) of the Guarantor or any Subsidiary of the Guarantor pursuant to any Employee Share Scheme (as defined in the Trust Deed) (and which Employee Share Scheme is in compliance with the listing rules of the Hong Kong Stock Exchange or, if applicable, those of an Alternative Stock Exchange).

No adjustment involving an increase in the Conversion Price will be made, except in the case of a consolidation of the Shares as referred to in Condition 6(C)(i) above.

(D) ***Undertakings:*** The Guarantor has undertaken in the Trust Deed, *inter alia*, that so long as any Bond remains outstanding, save with the approval of an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders:

(i) it will use its best endeavours (a) to maintain a listing for all the issued Shares on the Hong Kong Stock Exchange, and (b) to obtain and maintain a listing for all the Shares issued on the exercise of the Conversion Rights attaching to the Bonds on the Hong Kong Stock Exchange, and if the Guarantor is unable to obtain or maintain such listing, to use it best endeavours to obtain and maintain a listing for all the issued Shares on an Alternative Stock Exchange as the Guarantor may from time to time determine and will forthwith give notice to the Bondholders in accordance with Condition 16 below of the listing or delisting of the Shares (as a class) by any of such stock exchanges;

(ii) it will pay the expenses of the issue of, and all expenses of obtaining listing for, Shares arising on conversion of the Bonds;

(iii) the Issuer shall remain a direct or indirect wholly-owned Subsidiary of the Guarantor; and

(iv) it will procure that the Issuer will not carry on any business activity whatsoever other than in connection with the Bonds (which shall, for the avoidance of doubt, include the on-lending of the proceeds of the issue of the Bonds to the Guarantor or any of the Guarantor's Subsidiaries) and, in particular, will not incur any indebtedness (other than to the Guarantor) or make any issue of bonds, debentures, notes or other debt securities of any kind other than the Bonds.

The Guarantor has also given certain other undertakings in the Trust Deed for the protection of the Conversion Rights.

(E) ***Notice of Change in Conversion Price:*** The Issuer shall give notice to the Bondholders in accordance with Condition 16 of any change in the Conversion Price. Any such notice relating to a change in the Conversion Price shall set forth the event giving rise to the adjustment, the Conversion Price prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment.

(F) ***Conversion by the Trustee:*** The Trustee may, in its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the date five days immediately prior to, and ending at the close of business on the business day in Hong Kong immediately prior to, the date fixed for redemption from time to time of any of the Bonds under Conditions 8(A), (B) or (C), elect (on behalf of the relevant Bondholders) by notice in writing to the Issuer to exercise the Conversion Rights in respect of the Bonds due for redemption on such date (the "Exercise Date") and in respect of which Conversion Rights have not previously been exercised by Bondholders ("Unexercised Bonds") at the Conversion Price applicable on the Conversion Date, provided that (i) all (if any) necessary consents have been obtained; and (ii) the Trustee is satisfied or is advised by an independent investment bank of international repute appointed by the Trustee at the expense of the Issuer that the net proceeds of an immediate sale of the Shares arising from such conversion, disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp, transfer, issue or registration duties consequent thereon), together in each case with any other amount payable by the Issuer in respect

of such exercise, would be likely to exceed by 15 per cent. or more of the principal amount of the Bonds and accrued interest thereon which would otherwise be payable in respect of such Unexercised Bonds; and (iii) the Unexercised Bonds constitute no more than 10 per cent. of the principal amount of Bonds initially issued.

All of the Shares delivered on such conversion shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained, and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, transfer, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the transfer, delivery and sale thereof) the net proceeds of sale together with accrued interest (if any) payable under Condition 6(B)(iv), and any cash in lieu of fractions and any other amount payable by the Issuer in respect of the relevant exercise in respect of the Unexercised Bonds shall be held by the Trustee and distributed rateably to the holders of such Unexercised Bonds.

The Trustee shall have no liability in respect of the exercise or non-exercise of its discretion pursuant to this Condition 6(F) or the timing of such exercise or in respect of any such sale of Shares whether for the timing of any such sale or the price at which any such Shares are sold, or the inability to sell any such Shares or otherwise.

7. Payments

(A) ***Principal and interest:*** Payment of principal and interest due other than on an Interest Payment Date, will be made by transfer to the registered account of the Bondholder or by Hong Kong dollar cheque drawn on a bank in Hong Kong mailed to the registered address of the Bondholder in accordance with Condition 16 if it does not have a registered account. Payment of principal will only be made after surrender of the relevant Certificate at the specified office of any of the Agents.

Interest on Bonds due on an Interest Payment Date will be paid on the due date for the payment of interest to the holder shown on the Register at the close of business on the second business day (as defined below) before the due date for the payment of interest (the "Interest Record Date"). Payments of interest on each Bond will be made by transfer to the registered account of the Bondholder or by Hong Kong dollar cheque drawn on a bank in Hong Kong mailed to the registered address of the Bondholder if it does not have a registered account.

(B) ***Registered Accounts:*** For the purposes of this Condition, a Bondholder's registered account means the Hong Kong dollar account maintained by or on behalf of it with a bank in Hong Kong, details of which appear on the Register at the close of business on the second business day (as defined below) before the due date for payment, and a Bondholder's registered address means its address appearing on the Register at that time.

(C) ***Fiscal Laws:*** All payments are subject in all cases to any applicable laws and regulations in the place of payment, but without prejudice to the provisions of Condition 9. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(D) ***Payment Initiation:*** Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that it not a business day (as defined below), for value on the first following day which is a business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder) on the due date for payment (or, if it is not a business day, the immediately following business day) or, in the case of a payment of principal, if later, on the business day on which the relevant Certificate is surrendered at the specified office of an Agent.

(E) ***Delay In Payment:*** Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a business day, if the Bondholder is late in surrendering its Certificate (if required to do so) or if a cheque mailed in accordance with this Condition arrives after the due date for payment.

(F) ***Business Day:*** In this Condition, "business day" means a day other than a Saturday or Sunday on which commercial banks are open for business in Hong Kong and London and, in the case of the surrender of a Certificate, in the place where the Certificate is surrendered. If an amount which is due on the Bonds is not paid in full, the Registrar will annotate the Register with a record of the amount (if any) in fact paid.

8. Redemption, Purchase and Cancellation

(A) ***Maturity:*** Unless previously redeemed, converted or purchased and cancelled as provided herein, the Issuer will redeem each Bond at 100 per cent. of its principal amount on 27 March 2007 (the "Maturity Date"). The Issuer may not redeem the Bonds at its option prior to that date except as provided in Condition 8(B) or Condition 8(C) below (but without prejudice to Condition 10).

(B) ***Redemption at the Option of the Issuer:*** On or at any time after 27 March 2004 and prior to the Maturity Date, the Issuer may, having given not less than 30 nor more than 60 days' notice to the Bondholders (in accordance with Condition 16), the Trustee and the Principal Agent (which notice will be irrevocable), redeem from time to time (provided that there shall be an interval of not less than 20 Trading Days between each exercise of such redemption of rights by the Issuer), not more than 25 per cent. (nor less than 10 per cent.) of the initial issue size of the Bonds, being HK$2,250,000,000, at their principal amount plus accrued interest, provided that no such redemption may be made unless

(i) the closing price of the Shares (as derived from the Daily Quotation Sheet of the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange) for each of 30 consecutive Trading Days, the last day of which period occurring no more than 5 Trading Days prior to the date upon which notice of such redemption is given pursuant to Condition 16, was at least 115 per cent. of the Conversion Price in effect on such Trading Day. If there shall occur an event giving rise to a change in the Conversion Price during any such 30 Trading Day period, appropriate adjustments for the relevant days approved by the Trustee shall be made for the purpose of calculating the closing price for such days; or

(ii) at least 90 per cent in principal amount of the Bonds has already been converted, redeemed or purchased and cancelled.

Upon the expiry of any such notice, the Issuer will be bound to redeem the Bonds at their principal amount together with accrued interest at the date fixed for such redemption.

The Bonds to be redeemed will be selected individually by lot, or such other method in such place as the Trustee shall approve and in such manner as the Trustee shall deem to be appropriate and fair, not more than 60 and not less than 30 days prior to the date fixed for redemption and the identifying numbers of the Bonds drawn for redemption will be published in accordance with Condition 16 by the Issuer not less than 30 days prior to such date.

According to the Supplemental Trust Deed, for the purpose of clarification, the Issuer may give notice to redeem all but not some only of the Bonds pursuant to Condition 8(B)(ii), notwithstanding that the aggregate outstanding principal amount of the Bonds to be redeemed pursuant thereto is less than 10 per cent. of the initial issue size of the Bonds, being HK$2,250,000,000.

(C) ***Redemption for Taxation Reasons:*** At any time the Issuer may, having given not less than 30 nor more than 60 days' notice to the Bondholders in accordance with Condition 16 (which notice shall be irrevocable) redeem all, but not some, of the Bonds at the principal amount plus accrued interest, if (i) the Issuer satisfies the Trustee immediately prior to the giving of such notice that the Issuer (or if the Guarantee was called, the Guarantor) has or will become obliged to pay additional amounts as referred to in Condition 9 as a result of any change in, or amendment to, the laws or regulations of the British Virgin Islands or, as the case may be, Hong Kong or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 27 March 2002, and (ii) such obligation cannot be avoided by the Issuer (or any the case may be, the Guarantor) taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer (or, as the case may be, the Guarantor) would be obliged to pay such additional amounts were a payment in respect of the Bonds then due. Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer (or, as the case may be, the Guarantor) shall deliver to the Trustee (a) a certificate signed by two directors of the Issuer (or, as the case may be, the Guarantor) stating that the obligation referred to in (i) above cannot be avoided by the Issuer (or, as the case may be, the Guarantor) taking reasonable measures available to it and (b) an opinion of independent legal or tax advisors of recognised standing to the effect that such change or amendment has occurred (irrespective of whether such amendment or change is then effective) and the Trustee shall be entitled to accept such certificate and opinion as sufficient evidence thereof in which event it shall be conclusive and binding on the Bondholders.

Upon the expiry of any such notice, the Issuer will be bound to redeem the Bonds at the principal amount plus accrued interest.

(D) ***Redemption for Change of Control:*** Following the occurrence of a Relevant Event, the holder of each Bond will have the right at such holder's option, to require the Issuer to redeem all or some only of such holders' Bonds on the Relevant Event Put Date at the principal amount together with accrued interest. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed notice of redemption, in the form for the time being current, obtainable from the specified office of any Paying Agent ("Put Exercise Notice") together with the Certificate evidencing the Bonds to be redeemed by not later than 60 days following a Relevant Event, or, if later, 60 days following the date upon which notice thereof is given to Bondholders by the Issuer in accordance with Condition 16. The "Relevant Event Put Date" shall be the fourteenth day after the expiry of such period of 60 days as referred to above.

A Put Exercise Notice, once delivered, shall be irrevocable (and may not be withdrawn unless the Issuer consents to such withdrawal) and the Issuer shall redeem the Bonds the subject of Put Exercise Notices delivered as aforesaid on the Relevant Event Put Date.

The Trustee shall not be required to take any steps to ascertain whether a Relevant Event or any event which could lead to the occurrence of a Relevant Event has occurred.

The Issuer shall give notice to Bondholders in accordance with Condition 16 by not later than 14 days following the first day on which it becomes aware of the occurrence of a Relevant Event, which notice shall specify the procedure for exercise by holders of their rights to require redemption of the Bonds pursuant to this Condition 8(D).

For the purposes of this Condition 8

"control" means the acquisition of more than 50 per cent. of the voting rights of the issued share capital of the Guarantor or the right to appoint and/or remove all or the majority of the members of the Guarantor's Board of Directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise;

a "Change of Control" occurs when:

(i) any person or persons (as defined below), acting together acquires control of the Guarantor if such person or persons does not or do not have, and would not be deemed to have, control of the Guarantor on 27 March 2002;

(ii) the Guarantor consolidates with or merges into or sells or transfers all or substantially all of the Guarantor's assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring control over the Guarantor or the successor entity;

a "person" includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity) but does not include the Guarantor's Board of Directors or any other governing board and does not include the Guarantor's wholly-owned direct or indirect subsidiaries;

"Relevant Event" occurs when there has been a Change of Control in the Guarantor.

(E) ***Redemption at the option of the Bondholders:*** On 27 March 2005 (the "Put Option Date"), the holder of each Bond will have the right at such holder's option, to require the Issuer to redeem all or some only of the Bonds on the Put Option Date at their principal amount. To exercise such right, the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed Put Exercise Notice together with the Certificate evidencing the Bonds to be redeemed not earlier than 60 days and not later than 30 days prior to the Put Option Date.

A Put Exercise Notice, once delivered, shall be irrevocable (and may not be withdrawn unless the Issuer consents to such withdrawal) and the Issuer shall redeem the Bonds the subject of Put Exercise Notices delivered as aforesaid on the Put Option Date.

(F) ***Purchases:*** The Issuer, the Guarantor or any of its Subsidiaries may at any time and from time to time purchase Bonds at any price in the open market or otherwise.

(G) ***Cancellation:*** All Bonds which are redeemed, converted or purchased by the Issuer, the Guarantor or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar and such Bonds may not be reissued or resold.

(H) ***Redemption Notices:*** All notices to Bondholders given by or on behalf of the Issuer pursuant to this Condition will specify the Conversion Price as at the date of the relevant notice, the Conversion Period, the closing price of the Shares (as derived from the Daily Quotations Sheet of the Hong Kong Stock Exchange) as at the latest practicable date prior to the publication of the notice, the date for redemption, the manner in which redemption will be effected and the aggregate principal amount of the Bonds outstanding as at the latest practicable date prior to the publication of the notice.

9. Taxation

All payments made by the Issuer (or, as the case may be, the Guarantor under or in respect of the Trust Deed or the Bonds) will be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the British Virgin Islands or Hong Kong or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law. In such

event, the Issuer or, as the case may be, the Guarantor will pay such additional amounts as will result in the receipt by the Bondholders of the net amounts after such deduction or withholding equal to the amounts which would otherwise have been receivable by them had no such deduction or withholding been required except that no such additional amount shall be payable in respect of any Bond:

(i) to a holder (or to a third party on behalf of a holder) who is subject to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his having some connection with the British Virgin Islands (or, as the case may be, Hong Kong) otherwise than merely by holding the Bond or by the receipt of amounts in respect of the Bond or where the withholding or deduction could be avoided by the holder making a declaration of non-residence or other similar claim for exemption to the appropriate authority which such holder is legally capable and competent of making but fails to do so; or

(ii) (in the case of a payment of principal) if the Certificate in respect of such Bond is surrendered more than 30 days after the relevant date except to the extent that the holder would have been entitled to such additional amount on surrendering the relevant Certificate for payment on the last day of such period of 30 days;

For the purposes hereof, "relevant date" means whichever is the later of (a) the date on which such payment first becomes due and (b) if the full amount payable has not been received by the Trustee or the Principal Agent on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders and cheques despatched or payment made.

References in these Conditions to principal shall be deemed also to refer to any additional amounts which may be payable under this Condition or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

10. Events of Default

The Trustee at its sole discretion may, and if so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution shall (subject to its rights under the Trust Deed to be indemnified to its satisfaction), give notice to the Issuer and the Guarantor that the Bonds are, and they shall accordingly thereby become, immediately due and repayable at their principal amount plus accrued interest (subject as provided below and without prejudice to the right of Bondholders to exercise the Conversion Right in respect of their Bonds in accordance with Condition 6) if:

(i) a default is made in the payment of any principal due in respect of the Bonds;

(ii) a default is made in the payment of any interest due in respect of the Bonds;

(iii) the Issuer or the Guarantor does not perform or comply with one or more of its other obligations in the Bonds or the Trust Deed which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is not in the opinion of the Trustee remedied within 21 days after written notice of such default shall have been given to the Issuer or the Guarantor or by the Trustee;

(iv) the Issuer, the Guarantor or any Principal Subsidiary is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer, the Guarantor or any of its Principal Subsidiaries;

(v) (a) any other present or future indebtedness of the Issuer, the Guarantor or any of its Subsidiaries for or in respect of moneys borrowed or raised becomes due and payable prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (b) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (c) the Issuer, the Guarantor or any of its Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this paragraph (v) have occurred equals or exceeds HK$77,500,000 or its equivalent in any other currency on the day on which such indebtedness becomes due and payable or is not paid or any such amount becomes due and payable or is not paid under any such guarantees or indemnity;

(vi) a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any material part of the property, assets or revenues of the Issuer, the Guarantor or any of its Principal Subsidiaries and is not discharged or stayed within 30 days;

(vii) an order is made or an effective resolution passed for the winding-up or dissolution or administration of the Issuer, the Guarantor or any of its Principal Subsidiaries, or the Issuer, the Guarantor or any of its Principal Subsidiaries ceases or threatens to cease to carry on all or substantially all of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by an Extraordinary Resolution of the Bondholders, or (ii) in the case of a Principal Subsidiary, whereby the undertaking and assets of such Principal Subsidiary are transferred to or otherwise vested in the Issuer, the Guarantor or another of its Principal Subsidiaries;

(viii) an encumbrancer takes possession or an administrative or other receiver or an administrator is appointed of the whole or any substantial part of the property, assets or revenues of the Issuer, the Guarantor or any of its Principal Subsidiaries (as the case may be) and is not discharged within 30 days;

(ix) any step is taken by any person with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer, the Guarantor or any of its Principal Subsidiaries;

(x) any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (a) to enable the Issuer or the Guarantor lawfully to enter into, exercise its rights and perform and comply with their respective obligations under the Bonds and the Trust Deed, (b) to ensure that those obligations are legally binding and enforceable and (c) to make the Bonds and the Trust Deed admissible in evidence in the courts of the British Virgin Islands or Hong Kong is not taken, fulfilled or done;

(xi) it is or will become unlawful for the Issuer or the Guarantor to perform or comply with any one or more of their respective obligations under any of the Bonds or the Trust Deed;

(xii) the Shares cease to be listed or admitted to trading on the Hong Kong Stock Exchange or an Alternative Stock Exchange acceptable to the Trustee;

(xiii) any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs,

provided that, in the case of any such event other than those described in paragraphs (i), (ii), (in the case of the Issuer or the Guarantor) (iv), (v), (in the case of the Issuer or the Guarantor) (vii) and (in the case of the Issuer or the Guarantor) (ix), the Trustee shall have certified in writing to the Issuer that such event is in its opinion materially prejudicial to the interests of Bondholders.

For this purpose, "Principal Subsidiary" means any Subsidiary of the Guarantor:

(a) whose profits before taxation and extraordinary items ("pre-tax profit") (in the case of a Subsidiary which itself has subsidiaries) consolidated pre-tax profit, as shown by it latest audited income statement are at least 10 per cent. of the consolidated pre-tax profit as shown by the latest published audited consolidated income statement of the Guarantor and its Subsidiaries including, for the avoidance of doubt, the Guarantor and its consolidated Subsidiaries' share of profits of Subsidiaries not consolidated and of jointly controlled entities and after adjustments for minority interests; or

(b) whose gross assets or (in the case of a Subsidiary which itself has subsidiaries) gross consolidated assets, as shown by its latest audited balance sheet are at least 10 per cent. of the amount which equals the amount included in the consolidated gross assets of the Guarantor and its Subsidiaries as shown by the latest published audited consolidated balance sheet of the Guarantor and its Subsidiaries as being represented by the investment of the Guarantor in each Subsidiary whose accounts are not consolidated with the consolidated audited accounts of the Guarantor and after adjustment for minority interests;

provided that, in relation to paragraphs (a) and (b) above:

(i) in the case of a corporation or other business entity becoming a Subsidiary after the end of the financial period to which the latest consolidated audited accounts of the Guarantor relate, the reference to the then latest consolidated audited accounts of the Guarantor for the purposes of the calculation above shall, until consolidated audited accounts of the Guarantor for the financial period in which the relevant corporation or other business entity becomes a Subsidiary are published be deemed to be a reference to the then latest consolidated audited accounts of the Guarantor adjusted to consolidate the latest audited accounts (consolidated in the case of a Subsidiary which itself has Subsidiaries) of such Subsidiary in such accounts;

(ii) if at any relevant time in relation to the Guarantor or any Subsidiary which itself has Subsidiaries no consolidated accounts are prepared and audited, gross assets of the Guarantor and/or any such Subsidiary shall be determined on the basis of pro forma consolidated accounts prepared for this purpose by the Guarantor and reviewed by the Auditors (as defined in the Trust Deed) for the purposes of preparing a certificate thereon to the Trustee;

(iii) if at any relevant time in relation to any Subsidiary, no accounts are audited, its gross assets (consolidated, if appropriate) shall be determined on the basis of pro forma accounts (consolidated, if appropriate) of the relevant Subsidiary prepared for this purpose by the Guarantor and reviewed by the Auditors for the purposes of preparing a certificate thereon to the Trustee; and

(iv) if the accounts of any subsidiary (not being a Subsidiary referred to in proviso (i) above) are not consolidated with those of the Guarantor, then the determination of whether or not such subsidiary is a Principal Subsidiary shall be based on a pro forma consolidation of its accounts (consolidated, if appropriate) with the consolidated accounts (determined on the basis of the foregoing) of the Guarantor; or

(c) any Subsidiary of the Guarantor to which is transferred the whole or substantially the whole of the assets of a Subsidiary which immediately prior to such transfer was a Principal Subsidiary, provided that the Principal Subsidiary which so transfers its assets shall forthwith upon such transfer cease to be a Principal Subsidiary and the Subsidiary to which the assets are so transferred shall become a Principal Subsidiary at the date on which the first published audited accounts (consolidated, if appropriate), of the Guarantor prepared as of a date later than such transfer are issued unless such Subsidiary would continue to be a Principal Subsidiary on the basis of such accounts by virtue of the provisions of paragraph (a) above.

11. Prescription

Claims in respect of amounts due in respect of the Bonds will become prescribed unless made within 10 years (in the case of principal) and five years (in the case of interest) from the relevant date (as defined in Condition 9) in respect thereof.

12. Enforcement

At any time after the Bonds have become due and repayable, the Trustee may, at its sole discretion and without further notice, take such proceedings against the Issuer and/or the Guarantor as it may think fit to enforce repayment of the Bonds and to enforce the provisions of the Trust Deed, but it will not be bound to take any such proceedings unless (a) it shall have been so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding or shall have been so directed by an Extraordinary Resolution of the Bondholders and (b) it shall have been indemnified to its satisfaction. No Bondholder will be entitled to proceed directly against the Issuer and/or the Guarantor unless the Trustee, having become bound to do so, fails to do so within a reasonable period and such failure shall be continuing.

13. Meetings of Bondholders, Modification, Waiver and Substitution

(A) ***Meetings:*** The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Bonds or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing over 50 per cent. in principal amount of the Bonds for the time being outstanding or, at any adjourned such meeting, two or more persons being or representing Bondholders whatever the principal amount of the Bonds so held or represented unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to modify the due date for any payment in respect of the Bonds, (ii) to reduce or cancel the amount of principal or Equivalent Amount or the rate of interest payable in respect of the Bonds, (iii) to change the currency of payment of the Bonds, (iv) to modify or cancel the Conversion Rights, (v) to modify or cancel the Guarantee, or (vi) to modify the provisions concerning the quorum required at any meeting of the Bondholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or representing not less than 66 per cent., or at any adjourned such meeting not less than 33 per cent., in principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution passed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting. The Trust Deed provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of Bonds outstanding shall be as valid and effective as a duly passed Extraordinary Resolution.

(B) ***Modification and Waiver:*** The Trustee may agree, without the consent of the Bondholders, to (i) any modification (except as mentioned in Condition 13(A) above) to, or the waiver or authorisation of any breach or proposed breach of, the Bonds, the Agency Agreement or the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Bondholders or (ii) any modification to the Bonds or the Trust Deed which, in the Trustee's opinion, is of a formal, minor or technical nature or to correct a manifest error or to comply with mandatory provisions of law. Any such modification, waiver or authorisation will be binding on the Bondholders and, unless the Trustee agrees otherwise, any such modifications will be notified by the Issuer to the Bondholders as soon as practicable thereafter.

(C) ***Substitution:*** The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Bondholders, to the substitution of any other company in place of the Issuer, or of any previous substituted company, as principal debtor under the Trust Deed and the Bonds.

(D) ***Interests of Bondholders:*** In connection with the exercise of its functions (including but not limited to those in relation to any proposed modification, authorisation, waiver or substitution)

the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim, from the Issuer, the Guarantor or the Trustee, any indemnification or payment in respect of any tax consequences of any such exercise upon individual Bondholders except to the extent provided for in Condition 9 and/or any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

In the event of the passing of an Extraordinary Resolution in accordance with Condition 13(A) or a substitution in accordance with Condition 13(C), the Issuer will procure that (i) the Bondholders be notified in accordance with Condition 16; (ii) the Luxembourg Stock Exchange be notified; and (iii) all relevant requirements of the Luxembourg Stock Exchange be complied with (including the preparation of any supplemental listing particulars, if necessary).

14. Replacement of Certificates

If any Certificate is mutilated, defaced, destroyed, stolen or lost, it may be replaced at the specified office of the Registrar or any Agent upon payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer and such Agent may require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

15. Further Issues

The Issuer may from time to time, without the consent of the Bondholders, create and issue further bonds having the same terms and conditions as the Bonds in all respects and so that such further issue shall be consolidated and form a single series with the Bonds. Such further bonds may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed.

The Issuer has granted to CSFB an option which can be exercised, in whole or in part and on one or more occasions, at any time up to and including 14 July 2002, to subscribe for up to a further HK$200,000,000 in aggregate principal amount of the Bonds. This option has been exercised in full on 24 May 2002 by CSFB.

16. Notices

All notices to Bondholders shall be validly given if mailed to them at their respective addresses in the register of Bondholders maintained by the Registrar or published in a leading newspaper having general circulation in Asia (which is expected to be the *Asian Wall Street Journal*) and, so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that Exchange so require, published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*). Any such notice shall be deemed to have been given on the later of the date of such publication and the seventh day after being so mailed, as the case may be.

17. Agents

The names of the initial Agents and the Registrar and their specified offices are set out below. The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Agent or the Registrar and to appoint additional or other Agents or a replacement Registrar. The Issuer will at all times maintain (a) a Principal Agent, (b) a Registrar, (c) two Agents (one of which may be the Principal Agent), each having a specified office in a major financial centre in Europe, one of which shall, so long as the Bonds are listed on the Luxembourg Stock Exchange, be Luxembourg (and such agent in Luxembourg shall be a Paying, Transfer and Conversion Agent and shall be referred to in these terms and conditions as the "Luxembourg Agent"), and (d) an Agent having a specified office in Hong Kong. Notice of any such termination or appointment, of any changes in the specified offices of any Agent or the Registrar and of any change in the identity of the Registrar or the Principal Agent will be given promptly by the Issuer to the Bondholders and in any event not less than 45 days' notice will be given.

The Issuer will also promptly notify the Luxembourg Stock Exchange of any termination, appointment or changes as described in Condition 17.

18. Indemnification

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer, the Guarantor and any entity related to the Guarantor without accounting for any profit.

19. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of this Bond under the Contracts (Rights of Third Parties) Act 1999.

20. Governing Law

The Bonds, the Trust Deed and the Agency Agreement are governed by, and shall be construed in accordance with, the laws of England. In relation to any legal action or proceedings arising out of or in connection with the Trust Deed or the Bonds each of the Issuer and the Guarantor has in the Trust Deed irrevocably submitted to the courts of England and in relation thereto has appointed Law Debenture Corporate Services Limited, now at Fifth Floor, 100 Wood Street, London EC2V 7EX, as its agent for service of process in England.

THE GLOBAL CERTIFICATE

The Global Certificate contains provisions which apply to the New Bonds in respect of which the Global Certificate is issued, some of which modify the effect of the terms and conditions of the Bonds (the "Conditions") set out in this Offering Circular. Terms defined in the Conditions have the same meaning in the paragraphs below. The following is a summary of those provisions:

Meetings

The holder (as defined in the Conditions) of the Global Certificate will be treated as being two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each HK$10,000 in principal amount of Bonds for which the Global Certificate is issued. The Trustee may allow a person with an interest in Bonds in respect of which the Global Certificate has been issued to attend and speak at a meeting of Bondholders on appropriate proof of his identity and interest.

Cancellation

Cancellation of any Bond by the Issuer following its redemption, conversion or purchase will be effected by a reduction in the principal amount of the Bonds in the register of Bondholders.

Trustee's Powers

In considering the interests of Bondholders while the Global Certificate is registered in the name of a nominee for a clearing system, the Trustee may, without being obliged to do so, have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to Bonds and may consider such interests as if such accountholders were the holders of the Bonds.

Conversion

Subject to the requirements of Euroclear and Clearstream, the Conversion Right attaching to a Bond in respect of which the Global Certificate is issued may be exercised by the presentation to or to the order of the Principal Agent of one or more Conversion Notices duly completed by or on behalf of a holder of a book-entry interest in the Bond. Deposit of the Global Certificate with the Principal Agent together with the relevant Conversion Notice shall not be required. The exercise of the Conversion Right shall be notified by the Principal Agent to the Registrar and the holder of the Global Certificate.

Payment

Payments of principal in respect of Bonds represented by the Global Certificate will be made without presentation or if no further payment is to be made in respect of the Bonds against presentation and surrender of the Global Certificate to or to the order of the Principal Agent or such other Paying Agent as shall have been notified to the Bondholders for such purpose.

Notices

So long as the Bonds are represented by the Global Certificate and the Global Certificate is held on behalf of Euroclear or Clearstream or the Alternative Clearing System, notices to Bondholders may be given by delivery of the relevant notice to Euroclear or Clearstream or the Alternative Clearing System, for communication by it to entitled accountholders in substitution for notification as required by the Conditions except that so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*).

Call option

No drawing of Bonds will be required in the event that the Issuer exercises its call option pursuant to Condition 8(B) in respect of less than the aggregate principal amount of Bonds in respect of which the Global Certificate is issued. Instead, there will be a pro rata allocation of the Bonds to be redeemed among the accounts in Euroclear and Clearstream in accordance with the rules of those clearing systems.

Put options

The Bondholders' put options in Condition 8(D) and 8(E) may be exercised by the holder of the Global Certificate giving notice to the Principal Agent of the principal amount of Bonds in respect of which the option is exercised and presenting the Global Certificate for endorsement or exercise within the time limits specified in such Conditions.

Registration of Title

Certificates in definitive form for individual holdings of Bonds will not be issued in exchange for interests in Bonds in respect of which the Global Certificate is issued, except where either Euroclear or Clearstream (or any Alternative Clearing System on behalf of which the Bonds evidenced by the Global Certificate may be held) is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so.

Transfers

Transfers of interests in the Bonds will be effected through the records of Euroclear and Clearstream and their respective participants in accordance with the rules and procedures of Euroclear and Clearstream and their respective direct and indirect participants.

Enforcement

For the purposes of enforcement of the provisions of the Trust Deed against the Trustee, the persons named in a certificate of the holder of the Bonds in respect of which the Global Certificate is issued shall be recognised as the beneficiaries of the trusts set out in the Trust Deed, to the extent of the principal amount of their interest in the Bonds set out in the certificate of the holder, as if they were themselves the holders of Bonds in such principal amounts.

USE OF PROCEEDS

The net proceeds of the issue of the New Bonds, after taking into account the HK$200,000,000 in aggregate principal amount of additional New Bonds issued pursuant to the option granted to CSFB which was exercised in full on 24 May 2002, are estimated to amount to approximately HK$1,190.7 million and will be used to finance the Group's general corporate and working capital requirements.

SHARE INFORMATION

Market Price Information

The Shares (stock code 101) were first listed on the Hong Kong Stock Exchange in 1954. The table below sets forth, for the periods indicated, the high and low closing prices (defined as the average of the closing bid and ask prices) and the average daily trading volume on the Hong Kong Stock Exchange for the Shares and the high and low closing levels of the Hang Seng Index.

	Closing Price per Share		*Average Daily Trading*	*Hang Seng Index*	
	Low	*High*	*Volume in Shares*	*Low*	*High*
	HK$	*HK$*			
1999					
First Quarter	4.975	7.150	2,750,725	9,076	11,107
Second Quarter	6.350	8.000	3,844,082	11,073	14,005
Third Quarter	6.950	7.950	2,185,946	12,438	14,507
Fourth Quarter	6.000	7.350	2,763,314	12,134	16,962
2000					
First Quarter	4.375	6.550	3,084,259	15,103	18,302
Second Quarter	4.600	5.750	3,025,240	13,723	16,942
Third Quarter	5.550	8.000	3,892,166	14,613	17,921
Fourth Quarter	6.850	8.850	2,811,192	13,984	16,185
2001					
First Quarter	8.300	9.450	3,898,510	12,583	16,164
Second Quarter	7.850	9.250	3,423,752	12,064	13,878
Third Quarter	6.500	9.100	2,209,871	8,934	13,208
Fourth Quarter	7.050	8.500	3,111,735	9,798	11,847
2002					
First Quarter	7.250	8.850	3,146,186	10,410	11,893
Second Quarter (through 11 June 2002)...........	7.250	9.200	4,448,720	10,643	11,975

On 11 June 2002 the closing price of the Shares was HK$9.000.

Note:

(1) Source: Bloomberg

Dividend Policy

The Company currently pays two types of dividends:

- ordinary dividend; and
- preference dividend.

An interim and a final cash ordinary dividend in HK dollars may be paid to holders of Shares each year. The directors may resolve to declare the payment of interim ordinary dividends. Final ordinary dividends are declared by the annual general meeting of ordinary shareholders following recommendation by the directors. Historically, the Company has maintained a relatively high dividend pay-out compared with other property companies in Hong Kong. The amount of dividend payable will be determined or recommended by the directors in light of the Company's financial condition, including the level of its capital commitment and income, the Company's investment strategy at the time and cashflow position at the relevant time. The Company's ability to pay ordinary dividends is ultimately dependent on its income which may include dividends, cash distributions or other income from its subsidiaries and jointly controlled entities.

A dividend is paid, in US dollars, on the convertible cumulative preference shares of par value HK$7,500 each. These shares are entitled to a dividend at a fixed rate of 5.5 per cent. per annum on a reference amount of US$1,000 per share. Such preference dividend is paid to the holders of such shares once a year.

The table below sets out certain statistics on ordinary dividends paid on Shares in respect of the years indicated:—

Year ended 30 June	*Interim Ordinary Dividend per Share*	*Final Ordinary Dividend per Share*	*Total Ordinary Dividend per Share*	*Interim Ordinary Dividend*	*Final Ordinary Dividend*	*Total Ordinary Dividend*
			(HK$ million, except per share data)			
1999	14.0¢	20.0¢	34.0¢	404.8	578.8	983.6[(1)]
2000	10.0¢	26.0¢	36.0¢	289.4	751.7	1,041.1
2001	11.0¢	29.0¢	40.0¢	318.0	838.4	1,156.4
2002 (through 12 June 2002) [(2)]	11.0¢	—	11.0¢	317.8	—	317.8

Note:

(1) The figure shown does not include HK$1.8 million representing an underprovision in respect of the prior year's final dividend as a result of the conversion of convertible cumulative preference shares subsequent to the relevant year-end.

(2) As at the date of this Offering Circular, the final ordinary dividend for the year ending 30 June 2002 has not been determined.

The Directors declared an interim ordinary dividend of 11 cents per Share, payable on 28 March 2002 to ordinary shareholders of record on 22 March 2002. The interim ordinary dividend was paid in cash.

The table below sets out the total amount of preference dividends paid on the convertible cumulative preference shares in respect of the years indicated:—

Year ended 30 June	*Preference Dividend*
	(HK$ million)
1999	53.3
2000	48.2
2001	48.3

Changes in Share Capital

The authorised share capital of the Company is HK$6,000 million consisting of 4,500 million ordinary shares and 200,000 convertible cumulative preference shares and the Company's issued share capital as at 11 June 2002 is HK$3,732.6 million consisting of 2,889,333,907 ordinary shares of par value HK$1.00 each and 112,435 convertible cumulative preference shares of par value HK$7,500 each.

The following tables show the changes in the Company's issued share capital since 1 July 1987:—

Date	*Type of Issue/Event*	*Number of Ordinary Shares Issued/ (Cancelled)*	*Total Number of Ordinary Shares in Issue after Issue/Event*
Issued as at			
30 June 1987			50,000,000
30 June 1988	Bonus Issue	450,000,000	500,000,000
	New Issue	1,080,000,000	1,580,000,000
30 June 1989	New Issue	158,000,000	1,738,000,000
30 June 1992	Rights Issue	521,400,000	2,259,400,000
30 June 1993	Warrant Exercise	24,799	2,259,424,799
30 June 1994	Warrant Exercise	1,133,979	2,260,558,778
	Conversion of Convertible Cumulative Preference Shares	45,960	2,260,604,738
30 June 1995	Warrant Exercise	220,373,839	2,480,978,577
	Conversion of Convertible Cumulative Preference Shares	19,460,230	2,500,438,807
	Repurchase — Shares cancelled	(5,250,000)	2,495,188,807
30 June 1996	Conversion of Convertible Cumulative Preference Shares	6,043,740	2,501,232,547
30 June 1997	Conversion of Convertible Cumulative Preference Shares	77,124,710	2,578,357,257
	Placing and Subscription of Shares	310,000,000	2,888,357,257
30 June 1998	Repurchase — Shares cancelled	(35,316,000)	2,853,041,257
30 June 1999	Conversion of Convertible Cumulative Preference Shares	41,000,150	2,894,041,407
30 June 2000	Repurchase — Shares cancelled	(2,928,000)	2,891,113,407
8 October 2001	Repurchase — Shares cancelled	(1,779,500)	2,889,333,907

Date	*Type of Issue/Event*	*Number of Preference Shares Issued/ (Cancelled)*	*Total Number of Preference Shares in Issue after Issue/Event*
Issued as at			
16 November 1993.....	New Issue	300,000	300,000
30 June 1994	Conversion of Convertible Cumulative Preference Shares	(60)	299,940
30 June 1995	Conversion of Convertible Cumulative Preference Shares	(25,405)	274,535
30 June 1996	Conversion of Convertible Cumulative Preference Shares	(7,890)	266,645
30 June 1997	Conversion of Convertible Cumulative Preference Shares	(100,685)	165,960
30 June 1999	Conversion of Convertible Cumulative Preference Shares	(53,525)	112,435

CAPITALISATION

Capitalisation of the Group

As at 31 December 2001, the authorised share capital of the Company was HK$6,000 million divided into 4,500 million ordinary shares of HK$1.00 par value each and 200,000 convertible cumulative preference shares of HK$7,500 par value each, and its issued share capital was HK$3,732.6 million consisting of 2,889,333,907 ordinary shares of HK$1.00 par value each and 112,435 convertible cumulative preference shares of HK$7,500 par value each which are convertible into the Company's ordinary shares at a conversion ratio of 766 ordinary shares for one convertible cumulative preference share. If all of the outstanding convertible cumulative preference shares were to be converted, a further 86,125,210 ordinary shares would be issuable.

In October 1999, the Company's subsidiary, Amoy International Treasury Limited, issued HK$540 million Floating Rate Notes due 2004.

The net proceeds of the issue of the New Bonds, after taking into account the HK$200,000,000 in aggregate principal amount of additional New Bonds issued pursuant to the option granted to CSFB, the accrued interest in respect of the period from, and including, 27 March 2002 to, but excluding, the Closing Date, and the all-in fee of 2.5 per cent. on the principal amount of the New Bonds payable to CSFB, are estimated to amount to approximately HK$1,190.7 million. The following table sets forth (i) the unaudited consolidated cash and bank balances of the Group as at 31 December 2001, as adjusted to take into account the net proceeds of the issue of the Existing Bonds and the New Bonds; (ii) capitalisation of the Group as at 31 December 2001, as adjusted to give effect to the issue of the Existing Bonds (but without taking the accrued interest from 27 March 2002 to the Closing Date totalling HK$16.4 million into account) and the New Bonds now being issued (with the option granted to CSFB having been exercised) (but without taking the accrued interest from 27 March 2002 to the Closing Date totalling HK$8.7 million into account), with issuing expenses to be amortised over the life of the Bonds on a straight line basis; and (iii) the unaudited non-consolidated cash and bank balances and capitalisation of the Company as at 31 December 2001.

	As at 31 December 2001		
	Group		*Company*
	Actual	*As Adjusted*	*Actual*
	(in HK$ million)		
Cash and deposits with banks	3,788.0	7,183.7	63.8
Short-term debt			
Secured	—	—	—
Unsecured[1]	470.0	470.0	—
Total short-term debt	470.0	470.0	—
Long-term liabilities			
Secured	—	—	—
Unsecured[1]	10,995.6	10,995.6	—
The Existing Bonds[2]	—	2,250.0	—
The New Bonds to be issued	—	1,200.0	—
Total long-term liabilities	10,995.6	14,445.6	—
Shareholders' funds			
Share capital	3,732.6	3,732.6	3,732.6
Reserves	23,509.5	23,509.5	13,268.7
Proposed ordinary dividend	317.8	317.8	317.8
Shareholders' funds	27,559.9	27,559.9	17,319.1
Minority interests	412.5	412.5	—
Total capitalisation	39,438.0	42,888.0	17,319.1

Notes:

(1) From 1 January 2002 to 30 April 2002, the Group repaid a total of HK$468 million of short-term bank loans and HK$2,085 million of long-term bank loans, all of which were unsecured.

(2) No Bond has been converted into any Shares as at the date of this Offering Circular.

(3) On 28 May 2002, the Company's subsidiary, HLP Treasury Limited, entered into an agreement to obtain a HK$4,000,000,000 syndicated loan which is guaranteed by the Company. The purpose of this loan is for the refinancing of the syndicated loan of HK$4,000,000,000 obtained in July 2000.

(4) Save as disclosed above, there has been no material change in the capitalisation of the Group or the Company since 31 December 2001.

Capitalisation of the Issuer

The authorised share capital of the Issuer is US$50,000 divided into 50,000 ordinary shares of US$1.00 par value each, of which one fully paid share is issued in the name of the Company. The Issuer does not have any debt outstanding other than the Existing Bonds and the New Bonds being issued hereby.

The following table sets forth the unaudited capitalisation of the Issuer as at 12 June 2002, adjusted for the proposed issue of the New Bonds (with the option granted to CSFB having been exercised):

	As at 12 June 2002	
	Actual	*As Adjusted*
	(in HK$)	
Borrowings		
The Existing Bonds[1]	2,250,000,000	2,250,000,000
The New Bonds to be issued	—	1,200,000,000
Shareholders' equity		
Issued capital	8	8
Total capitalisation	2,250,000,008	3,450,000,008

Since the date of its incorporation, no financial statements of the Issuer have been prepared. The Issuer is not required by British Virgin Islands law, and does not intend, to publish any financial statements.

Note:

(1) No Bond has been converted into any Shares as at the date of this Offering Circular.

HONG KONG AND THE PROPERTY MARKET IN HONG KONG

Hong Kong

On 1 July 1997, Hong Kong became a Special Administrative Region of the PRC as a consequence of an agreement between the governments of the United Kingdom and the PRC as embodied in the Joint Declaration, which was signed on 19 December 1984 and subsequently ratified by both governments.

The policies of the Joint Declaration are given statutory force by the enactment of the Basic Law by the National People's Congress of the PRC in 1990. By the Joint Declaration, the government of the PRC has sovereignty over Hong Kong and bestows upon Hong Kong a high level of autonomy except with regard to foreign affairs and defence. Under the Basic Law, Hong Kong is permitted to retain its own legislative, legal and judicial systems and full economic independence together with its previous capitalist system and way of life for 50 years after 30 June 1997. In addition, the Basic Law provides that no action shall be taken to restrict the ability of Hong Kong to continue as an international financial centre. The Basic Law also provides that the laws previously in force in Hong Kong shall be maintained to the extent they do not contravene the Basic Law.

Furthermore, the Basic Law provides that the Hong Kong dollar will continue to circulate as the legal tender in Hong Kong. It also provides that no exchange control policies will be applied in Hong Kong, that the Hong Kong dollar will be freely convertible into other currencies and that Hong Kong will retain monetary and financial policy independence and enact its own laws regarding taxation.

The Property Market in Hong Kong

With effect from 1 July 1997, property ownership in Hong Kong has been governed by the Basic Law. Under Article 120, all leases of land granted, decided upon or renewed on or before 30 June 1997, which extended beyond that date and all rights in relation to such leases, continued to be recognised and protected under Hong Kong law. Under Article 123, leases without a right of renewal and which expire after 30 June 1997 will be dealt with in accordance with laws and policies independently formulated by Hong Kong. In connection with these provisions, the Government announced that non-renewable leases will, upon expiry and at the Government's sole discretion, be extended for a term of 50 years without payment of any additional premium subject, however, to payment of an annual Government rent equal to 3 per cent. per annum of the rateable value of the property.

Prior to 30 June 1997, the amount of land released by the Government to third parties was limited to 50 hectares (approximately 5,382,000 sq.m.) per year. After 1 July 1997, the Government removed such limit and adopted additional policies to increase the supply of land and housing available in Hong Kong. After the significant deterioration of the property market in 1997 and early 1998, the Government announced on 22 June 1998 that it would cease to release new land until 31 March 1999. In April 1999, the Government resumed the release of new land and it is expected that the Government will continue to release new land selectively for development in Hong Kong. The Government has commenced various projects involving the reclamation of land from the harbour of Hong Kong which, if released for development, would permit the addition of considerable space to the office, commercial and residential market.

Hong Kong consists primarily of Hong Kong Island, Kowloon Peninsula and the New Territories, and has a total land area of approximately 414 square miles. Property in Hong Kong is almost entirely held under long-term leases granted by the Government in return for substantial capital payments paid by the purchaser of the lease. The person who holds a piece of land under a long-term lease from the Government is usually referred to as the owner of the relevant property. Such leases are called Government leases and are for a fixed term of years at a premium with a nominal annual rent or, in the case of certain Government leases which were due to expire before 1 July 1997 but which have been extended to 2047, at a rent equal to 3 per cent. per annum of the rateable value of the property as from 1 July 1997. Prior to the Joint Declaration in 1984, Government leases were generally granted for 75, 99 or 999 year terms. Subsequent to 1 July 1997, the Government has typically entered into leases with a duration of 50 years.

Most property available for leasing in the Hong Kong market is normally leased to tenants under agreements with terms of two to three years, or with rights to renew for terms of a similar duration with reviewed rents.

Office space in Hong Kong is diversely located in a number of major business districts including Central, Admiralty, Wanchai, Causeway Bay, Quarry Bay and Tsim Sha Tsui. There are a number of other areas which also have some office properties such as Mongkok, Tsuen Wan and Kwai Chung.

Retail space is diversely located throughout Hong Kong. Luxury retail and mass retail premises can be found throughout the major population centres of Hong Kong Island, Kowloon and the New Territories. There are particularly high concentrations of retail space in the traditional shopping areas of Central, Causeway Bay, Tsim Sha Tsui and Mongkok.

Rents and capital values are affected by the supply of new space, market demand for take-up of available space and the resultant vacancy rates. Hong Kong's status as a financial centre and as a business gateway into the PRC, coupled with the PRC's accession to the World Trade Organisation ("WTO"), are expected to contribute to the increasing demand for office space in Hong Kong. Businesses conducting activities in the PRC or between the PRC and other countries may establish offices in Hong Kong.

The Hong Kong property market has been subject to more cyclical changes than most other property markets in terms of the length of the cycle as well as the size of the price movements. Residential prices remain soft at present, though a modest rebound occurred between October 1998 and June 1999. Capital values of luxury residential property declined by 6.0 per cent. during 2001 with luxury residential rentals declining during the same period by 3.5 per cent.[(1)]. As a result of economic downturn and corporate restructuring, particularly in the financial sector, office rentals in Hong Kong fell by 25.4 per cent. during 2001[(1)], after a strong rebound during 2000. Capital values of office space showed similar patterns of decline but of a smaller magnitude than rentals, falling by 8.5 per cent.[(1)]. Consumer spending continued to be restrained by the worsening economic and employment conditions during 2001. As a result, the retail leasing market has been relatively slow with rents down 2.3 per cent. during that year[(1)]. Retail capital values have also declined 4.3 per cent. over the same period[(1)].

Many factors are said to have triggered the property downturn in Hong Kong, including the dampened rate of economic growth regionally (exacerbated by the tragedy of 11 September 2001), and the Government's long term housing policy. Nevertheless, senior Government officials, including the Chief Executive, have repeatedly placed emphasis on the importance of market stability. In recent years, the Government's policy on housing has become more positive in the private residential market. In September 2001, the Government introduced further measures to stabilize the market. These included: (i) a further reduction in the sales of Home Ownership Scheme/Private Sector Participation Scheme ("HOS/PSPS") flats from about 20,000 units a year to not more than 9,000 units up to fiscal year 2005/06; (ii) taking back the undeveloped sites originally earmarked for HOS/PSPS developments; (iii) an increase of quota for subsidized housing loans to eligible families; and (iv) switching some HOS/PSPS flats into rental public housing units.

The Government continues to work towards its objective of raising the home ownership ratio in Hong Kong. Positive Government housing policies, together with a rise in the level of affordability for home-buyers, anticipated improvements in the global economy and low mortgage interest rates may assist in supporting the property market in Hong Kong.

Note:

(1) Source: Hong Kong Property Index, The Market as at January 2002, Jones Lang LaSalle.

THE ISSUER

Formation

The Issuer is a wholly-owned subsidiary of the Company and was incorporated as an International Business Company under the laws of the British Virgin Islands (company number: 482766) on 8 February 2002 with the name Top Invest Finance Limited. It changed its name to HLP International Treasury Limited on 8 March 2002. The Issuer's register of members is kept in the British Virgin Islands and its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Business Activity

According to item 4 "General Objects and Powers" of the Memorandum of Association of the Issuer, the objects for which the Issuer is established are to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands including but not limited to, *inter alia*, (a) to enter into, carry on and participate in financial transactions and operations of all kinds; and (b) to borrow or raise money in such manner as the Issuer shall think fit and in particular by the issue (whether at par or at a premium or discount and for such consideration as the Issuer may think fit) of bonds, debentures or debenture stock (payable to bearer or otherwise), mortgages or charges, perpetual or otherwise, and if the Issuer thinks fit charged upon all or any of the Issuer's property (both present and future) and undertaking including its uncalled capital and further, if so thought fit, convertible into any stock or shares of the Issuer or any other company, and collaterally or further to secure any obligations of the Issuer by a trust deed or other assurance.

The Issuer has not engaged, since its incorporation, in any material activities other than the issue of the Existing Bonds and those incidental to its registration, to the issue of the Bonds and the authorisation of documents and agreements referred to herein to which it is or will be a party. The Issuer will not, as long as the Bonds are outstanding, engage in any business activity other than in connection with the Bonds or the onlending of proceeds from the issue of the Bonds to the Group.

Directors and Officers

The directors of the Issuer are Mr. Ronnie Chichung Chan, Mr. Nelson Wai Leung Yuen, Mr. Wilfred Sai Leung Ho and Mr. Terry Sze Yuen Ng. None of the directors of the Issuer holds any shares or options to acquire shares of the Issuer.

The Issuer does not have any employees and has no subsidiaries.

DESCRIPTION OF THE GROUP

Introduction

Hang Lung Properties Limited (formerly Amoy Properties Limited, the "Company") is a company incorporated in Hong Kong (company number: 2970) and is one of the largest property development and investment companies in Hong Kong. As at 11 June 2002, the market capitalisation of the Company was approximately HK$26,004 million. The Company is an approximately 60.2 per cent. owned subsidiary and the property flagship of Hang Lung Group Limited (formerly Hang Lung Development Company, Limited) ("Hang Lung"). The Company and Hang Lung's shares are both currently constituent stocks of the Hang Seng Index.

The Group is engaged in the holding of and investment in rental properties and the development and sale of commercial and residential properties primarily in Hong Kong and the PRC. Rental income and property sales have been, and are expected to continue to be, the most significant source of the Group's income. As at 30 April 2002, the Group's land bank (including properties held for sale, properties under development, completed investment properties and undeveloped sites) had a total gross floor area of approximately 1.1 million sq.m., principally located in Hong Kong but also in the PRC. The major investment properties in Hong Kong in which the Group has an interest are located along major transportation routes in Mongkok, Tsim Sha Tsui, Central, Causeway Bay and Quarry Bay. In addition, the Group is developing a new group of properties in Kowloon residential areas such as Ho Man Tin and three sites on the West Kowloon Reclamation, being the Airport Railway Kowloon Station Package Four Development, Hing Wah Street West and Hoi Fai Road. The prime investment properties in the PRC in which the Group currently has an interest are in Shanghai, namely, The Grand Gateway in Xujiahui and Plaza 66 in Nan Jing Xi Lu.

History

The Company was incorporated in Hong Kong on 19 December 1949 under the name of "The Amoy Canning Corporation (Hong Kong) Limited" ("Amoy Canning"). Its shares became listed on the Hong Kong Stock Exchange in 1954. In 1980, Hang Lung acquired Amoy Canning from Sime Darby Group. In 1987, Amoy Canning changed its name to "Amoy Properties Limited" ("Amoy Properties") and acquired most of Hang Lung's investment properties and transferred, inter alia, their vacant site in Tsuen Wan to Hang Lung. From 1989 onwards, the Group expanded its investment properties portfolio to include a series of prime sites such as the sites now known as Block 2 of Garden Terrace in Mid-levels, Fashion Island/Fashion Walk in Causeway Bay, a site at the Peak now known as The Peak Galleria, the Grand Centre in Tsim Sha Tsui, the Laguna Plaza in Kwun Tong, Standard Chartered Bank Building in Central and The Summit on Stubbs Road.

After the Group's success in securing the Airport Railway Kowloon Station Package Four Development project in March 1999, and pursuant to Hang Lung's plans to reorganise its overall business structure, the Group expanded its responsibilities to encompass all future property-related business for the Hang Lung group and changed its name to "Hang Lung Properties Limited" on 27 December 2001.

According to item 3, the object clause, of the Memorandum of Association of the Company, the objects for which the Company is established are, *inter alia*, (a) to act as the holding and co-ordinating company of the group of companies of which the Company is for the time being the holding company; and (b) to guarantee or give indemnities or provide security and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods or in any other manner, the performance of any obligations or commitments of and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

Strategy

The Group's strategy is to continue its focus on property investment and property development (both for sale and investment), principally in Hong Kong. Key elements of the Group's overall strategy include:

Maintaining a quality land bank

One of the key success factors of the Group has been the continuing ability of the Group to acquire sites at competitive prices at opportune times thereby securing a reasonable return on the properties developed and sold or retained for rental purposes. The various parcels constituting the properties sold in recent years (principally the residential units of Garden Terrace) were purchased when Hong Kong property values were substantially lower than current property values. Property prices in Hong Kong have experienced substantial fluctuation in the past years and the cost of land is the single most important component of development cost. The Company will continue to review appropriate opportunities to replenish its land bank by investing in new development sites as and when such sites become available. In its acquisition of new development sites, the Group prefers to select those located along major transportation routes which are convenient, easily accessible and hence particularly popular among home buyers.

Keeping the portfolio competitive

The Group maintains and improves the quality of its properties by investing in refurbishments and adds value to its investment portfolio by, among other things, incorporating more advanced technology and upgrading technical facilities in its properties. The Group also believes that by improving the commercial tenant mix and traffic flow in its portfolio, the value of such properties will be enhanced.

The Group also manages its investment properties in order to ensure a good quality of services to its tenants and to maintain its reputation as a landlord of quality properties (See "Description of the Group — Property Management").

Focusing on the development of quality property units and the provision of premium customer service

The Group's strategy is to focus its development activities primarily on quality property units located in prime areas in Hong Kong. The Group will continue to focus on the development of mid to high end residential and commercial properties in populated areas.

The Group will also seek to maintain high standards in the properties that it develops in terms of design, quality of materials and finish in order to maintain its reputation as a developer of quality properties.

Investing in the PRC

Although the Group's current business focus remains in Hong Kong, the Group recognises the PRC as a market with vast growth potential. The Group currently has an interest in two prime investment properties in Shanghai, namely, The Grand Gateway and Plaza 66. The Group will continue to review opportunities to acquire quality sites in the PRC. In investing in the PRC, the Group is generally not interested in minority interests and will seek to acquire a controlling interest in properties or projects.

Business

The Group's principal activities are property investment and property development. As the Group only commenced its property development activities in 1999, many of its property projects are still under development. The Group's property sales turnover and profit generated from sale of investment properties in each of the three years ended 30 June 2001 and the six months ended 31 December 2000 and 2001 is shown in the following tables:—

Breakdown of the turnover of the Group by business activity

	Six months ended 31 December (unaudited)			
	2000		*2001*	
	HK$ million	%	*HK$ million*	%
Property leasing	866.7	54	936.8	75
Property sales	737.9	46	305.8	25
Total	1,604.6	100	1,242.6	100

	Year ended 30 June (audited)					
	1999		*2000*		*2001*	
	HK$ million	%	*HK$ million*	%	*HK$ million*	%
Property leasing	2,229.5	80	1,833.2	82	1,760.8	64
Property sales	15.9	1	12.4	1	762.4	28
Interest income	519.6	19	375.7	17	225.2	8
Total	2,765.0	100	2,221.3	100	2,748.4	100

Breakdown of profit before taxation of the Group by business activity

	Six months ended 31 December (unaudited)			
	2000		*2001*	
	HK$ million	%	*HK$ million*	%
Property leasing	678.8	71	717.1	98
Property sales	309.7	33	83.7	11
	988.5	104	800.8	109
Interest income	142.7	15	55.6	8
Administrative expenses	(42.9)	(5)	(39.5)	(5)
Finance costs	(155.3)	(16)	(116.5)	(16)
	933.0	98	700.4	96
Share of results of jointly controlled entities	21.4	2	29.2	4
Total	954.4	100	729.6	100

	Year ended 30 June (audited)					
	1999		2000		2001	
	HK$ million	%	HK$ million	%	HK$ million	%
Property leasing	1,689.8	81	1,488.2	103	1,500.3	88
Property sales	154.9	7	8.1	1	320.2	19
Net interest income/(expenses)	253.0	12	31.7	2	(31.1)	(2)
	2,097.7	100	1,528.0	106	1,789.4	105
Less: Administrative expenses[(2)]	—	—	(90.6)	(6)	(86.3)	(5)
Total[(3)]	2,097.7	100	1,437.4	100	1,703.1	100

Notes:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest HK$100,000 or whole percentage.

(2) Profit before taxation by activity is presented before deduction of administrative expenses from the year ended 30 June 2000 onwards.

(3) Profit before taxation for the three years ended 30 June 1999, 2000 and 2001 includes share of profits from jointly controlled entities which, for the 2001 financial year, was HK$51.5 million; 2000 financial year, HK$39.3 million; 1999 financial year, HK$27.0 million.

As at 30 April 2002, the total land bank held by the Group, including properties under development, completed investment properties and undeveloped sites comprised approximately 1.1 million sq.m.. The following table shows the breakdown of the Group's land bank by use and geographical area as at 30 April 2002:—

	Commercial	Office	Industrial/ Office	Residential	Total Area	Percentage
	(Gross Floor Area attributable to the Group in '000 sq.m.)					
Hong Kong Island	117.5	116.6	—	37.0	271.1	26
Kowloon	136.7	71.6	35.0	328.4	571.7	54
PRC	86.4	127.4	—	—	213.8	20
Total	340.6	315.6	35.0	365.4	1,056.6	100

Notes:

(1) In the case of properties held for development, references to "gross floor area" are to the maximum gross floor area permitted to be built on the site. In the case of completed properties, references to "gross floor area" are to the gross floor area actually built.

(2) The figures shown have been rounded up or down, as the case may be, to the nearest 100 sq.m. or whole percentage.

The following table shows the breakdown of the Group's land bank by use and status of the relevant site or property as at 30 April 2002:—

	Commercial	*Office*	*Industrial/ Office*	*Residential*	*Total Area*	*Percentage*
	(Gross Floor Area attributable to the Group in '000 sq.m.)					
Development for investment	—	56.3	—	—	56.3	5
Development for sale	41.4	—	—	328.4	369.8	35
Completed investment properties	299.2	259.3	35.0	37.0	630.5	60
Total	340.6	315.6	35.0	365.4	1,056.6	100

Note:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest 100 sq.m. or whole percentage.

The Group divides its property activities into two types: investment (for holding to generate rental income and capital appreciation) and development (for subsequent sale to realise development profit or to hold for investment purposes).

Property Investment

Investment Properties Portfolio

The Group has approximately 631,000 square metres of completed rental properties held for long term investment with a mix of uses, including commercial, office, industrial/office, residential and car parking space. As at 30 April 2002, completed investment properties comprised approximately 60 per cent. by gross floor area of the Group's land bank.

The following table shows the aggregate amount of gross rental income and the percentage of the total gross rental income of the Group (including its attributable share of the rental income of jointly controlled entities) derived from the various different properties by category of use for the three years ended 30 June 2001 and the six months ended 31 December 2000 and 2001:—

	Year ended 30 June (audited)						*Six months ended 31 December (unaudited)*			
	1999		*2000*		*2001*		*2000*		*2001*	
	HK$ million	*%*	*HK$ million*	*%*	*HK$ million*	*%*	*HK$ million*	*%*	*HK$ million*	*%*
Commercial	1,255.0	56	1,094.2	58	1,103.5	60	544.9	60	557.3	58
Office	647.2	29	512.2	27	482.0	26	226.0	25	292.4	30
Industrial/Office	41.0	2	28.9	1	27.1	2	13.4	2	12.1	1
Residential	129.2	6	117.8	6	90.4	5	48.2	5	37.3	4
Car Park	161.8	7	142.3	8	135.9	7	69.9	8	64.9	7
Total	2,234.2	100	1,895.4	100	1,838.9	100	902.4	100	964.0	100

Note:

(1) The figures shown here have been rounded up or down, as the case may be, to the nearest HK$100,000 or whole percentage.

The following table shows the aggregate gross floor space in respect of the completed properties in the Group's investment portfolio (including the attributable interest in jointly controlled entities) by category of use as at 30 June 1999, 2000, 2001 and as at 31 December 2000 and 2001:—

	As at 30 June			*As at 31 December*	
	1999	*2000*	*2001*	*2000*	*2001*
	('000 sq.m.)	*('000 sq.m.)*	*('000 sq.m.)*	*('000 sq.m.)*	*('000 sq.m.)*
Commercial	212.8	259.7	299.2	259.7	299.2
Office	175.0	188.4	259.4	188.4	259.3
Industrial/Office	48.9	35.0	35.0	35.0	35.0
Residential	36.7	36.7	26.7	27.0	23.1
Total	473.4	519.8	620.3	510.1	616.6
Car Park (number of carparking spaces)	4,686	5,849	6,261	5,777	6,233

Note:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest 100 sq.m.

In accordance with Hong Kong accounting standards, the Group values its investment properties annually in its balance sheet at their open market value on the basis of an external professional valuation. Any change in the valuation on a portfolio basis is charged or credited, as the case may be, to the investment property revaluation reserve. If this reserve becomes negative, the resulting deficit is charged to the consolidated income statement. A major or extended decline in property values could therefore result in an accounting loss for the Group.

The following map shows the location of certain of the Group's investment properties in Hong Kong:—


Kwai
Industrial/Office
Commercial
Office
Residential
Carpark

The following table shows the Group's major investment properties as at 30 April 2002:—

		Gross Floor Area (sq.m.)			
Location	*Lease Expiry*	*Commercial*	*Office and Industrial/ Office*	*Residential*	*No. of Carparking Spaces*
HONG KONG					
Central and Admiralty					
Printing House, 6 Duddell Street, IL339	2848	1,709	5,980	—	—
Chekiang First Bank Centre, 1 Duddell Street, IL7310	2848	—	9,007	—	—
Baskerville House, 22 Ice House Street, IL644	2880	1,473	3,379	—	—
Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Sections A&B of ML103	2854	4,814**	23,730**	—	16
Queensway Plaza, 93 Queensway	2012	6,923	—	—	—
Causeway Bay and Wanchai					
Hang Lung Centre, 2-20 Paterson Street, IL524 & IL749	2864	8,613	22,161	—	126
Causeway Bay Properties (Fashion Island/ Fashion Walk), Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML231, ML52, IL469 & IL470	2842, 2864 & 2868	31,072	—	7,935	—
Park Towers, 1 King's Road, IL8560	2060*	1,101	—	—	250
Shui On Centre, 6-8 Harbour Road, IL8633	2060*	—	16,722	—	42
Kornhill and Quarry Bay					
Kornhill Plaza, 1-2 Kornhill Road, IL8566	2059*	53,080	10,577	—	1,069
Stanhope House, 734 King's Road, IL3507	2007*	1,051	26,720	—	70

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Office and Industrial/ Office	Residential	No. of Carparking Spaces
The Peak and Mid-Levels					
The Peak Galleria, 118 Peak Road, RBL3	2047	12,500	—	—	493
Block 2, Nos. 2&3 Garden Terrace, Old Peak Road, IL896 & IL2850	2003* & 2886	—	—	4,468	48
The Summit 41C, Stubbs Road IL 8870	2047	—	—	15,225	54
Hong Kong South					
Burnside Estate, 9 South Bay Road, RBL994	2072	—	—	9,212	89
Mongkok					
Argyle Centre, Phase I, 688 Nathan Road, KIL1262	2060	50	2,355	—	—
Grand Tower Arcade, 627-641A Nathan Road, KIL10246	2060	13,041	—	—	—
Ritz Building, 625 Nathan Road, KIL10234	2060	1,629	8,614	—	—
Hang Tung Building, 1112-1120 Canton Road, KIL9708	2045*	—	—	—	955
Park-In Commercial Centre, 56 Dundas Street, KIL9590	2044*	6,297	29,966	—	478
Hollywood Plaza, 610 Nathan Road, KIL11024 (Group's interest 33.3 per cent. thereof)	2047	9,136	17,974	—	—
Tsim Sha Tsui					
Grand Centre, 8 Humphreys Avenue, KIL7725 & KIL8026	2038	3,688	7,198	—	—
Hanford House, 221B-E Nathan Road, KIL10619 & KIL8132	2037	2,443	3,892	—	—

Location	Lease Expiry	Gross Floor Area (sq.m.) Commercial	Office and Industrial/ Office	Residential	No. of Carparking Spaces
Ngau Tau Kok and Kwun Tong					
Amoy Plaza, 77 Ngau Tau Kok Road, NKIL53, NKIL1482, NKIL2660 & NKIL3947	2047	44,951	—	—	620
Amoycan Industrial Centre, 7 Ngau Tau Kok Road, NKIL1744	2047	—	6,547	—	—
Laguna Plaza, Cha Kwo Ling Road, NKIL6055	2047	15,619	—	—	165
Cheung Sha Wan and Kwai Chung					
Park Building, 476 Castle Peak Road, NKIL1761	2047	—	13,522	—	—
Laichikok Bay Garden, Lai King Hill Road, Lot 3336 of SD4	2047	4,512	—	—	172
Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD445	2047	—	28,512	—	27
SHANGHAI					
The Grand Gateway, 1 Hong Qiao Lu, Xujiahui, Xuhui District (Group's interest 47.25 per cent. thereof)	2043	99,200	—	—	1,100
Plaza 66, 1266 Nan Jing Xi Lu, Jing An District (Group's interest 79 per cent. thereof)	2044	50,100	90,000	—	486

Notes:

* With an option to renew for a further term of 75 years

** The Group is now entitled to rental on 22,101 sq.m. of office area. The rights to rental entitlement in the remaining area will revert to the Group in 2012.

Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Hong Kong. The government lease to this building in Central will expire in 2854. This building, at which the head office of the Company is located, is situated at one of the busiest districts in Hong Kong. It has a gross floor area of 23,730 sq.m. for office use and 4,814 sq.m. for commercial purposes. In addition, there are 16 car parking spaces.

Queensway Plaza, 93 Queensway, Hong Kong. This building has a gross floor area of 6,923 sq.m. for commercial purposes, for which refurbishment work has recently been completed. The government lease of the Queensway Plaza will expire in 2012.

Hang Lung Centre, 2-20 Paterson Street, Hong Kong. This property is a mixed purpose property. It has a gross floor area of 22,161 sq.m. for office use and a gross floor area of 8,613 sq.m. for commercial purposes. It also has 126 car parking spaces. The government lease of this property will expire in 2864.

Causeway Bay Properties (Fashion Island/Fashion Walk) — Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, Hong Kong. The Group owns various properties which are located in the Causeway Bay area on Hong Kong Island. The expiry of the government leases of these properties will be in 2842, 2864 and 2868. The total gross floor area of these properties is 39,007 sq.m., comprising a gross floor area of 7,935 sq.m. for residential use and a gross floor area of 31,072 sq.m. for commercial purposes.

Shui On Centre, 6-8 Harbour Road, Hong Kong. The Group owns 15th to 28th floors of the Shui On Centre, which comprise 16,722 sq.m. gross floor area for office use and 42 car parking spaces. The government lease of this property will expire in 2060, but the Group has an option to renew such lease for a further term of 75 years.

Kornhill Plaza, 1-2 Kornhill Road, Hong Kong. This property comprises two buildings linked by footbridges and consists of a gross floor area of approximately 53,080 sq.m. for commercial use and a gross floor area of approximately 10,577 sq.m. for office use. It also has 1,069 car parking spaces. The government lease of this property will expire in 2059, but the Group has an option to renew such lease for a further term of 75 years.

The Peak Galleria, 118 Peak Road, Hong Kong. This property is a shopping centre situated in the tourist landmark of the Peak. It has a gross floor area of 12,500 sq.m. for commercial use and 493 car parking spaces. The government lease of this property will expire in 2047.

Block 2, Nos 2 & 3 Garden Terrace, Old Peak Road, Hong Kong. As at 30 April 2002, the Group has 16 residential units with a gross floor area of 4,468 sq.m. and 48 car parking spaces. The government leases in respect of this property will expire in 2003 and 2886. The government lease expiring in 2003 will be renewed for a further term of 75 years extending such lease to 2078.

The Summit, 41C Stubbs Road, Hong Kong. The site of this luxurious residential project occupies an area of 3,045 sq.m. and the total gross floor area of the completed building is 15,225 sq.m.. The construction of the building was completed in January 2002. The government lease of this building will expire in 2047.

Park-In Commercial Centre, 56 Dundas Street, Kowloon. This property is a mixed purpose property with a gross floor area of 29,966 sq.m. for office use, 6,297 sq.m. for commercial purposes and 478 car parking spaces. The government lease of this building will expire in 2044, but the Group has an option to renew such lease for a further term of 75 years.

Hollywood Plaza, 610 Nathan Road, Kowloon. The Group has a 33.3 per cent. interest in this property, the government lease of which will expire in 2047. It is a mixed purpose property with a gross floor area of 17,974 sq.m. for office use and 9,136 sq.m. for commercial purposes.

Amoy Plaza, 77 Ngau Tau Kok Road, Kowloon. This property is a shopping centre in the podiums of the commercial/residential development at Amoy Garden, connected by footbridges, and has a gross floor area of approximately 44,951 sq.m. for commercial use. It also has 620 car parking spaces. The government lease of this property will expire in 2047.

The Group also owns and operates a number of car parks. The car parks in which the Group has full or partial ownership interests have over 6,000 spaces for vehicles.

Occupancy Rates

Changes in the occupancy rates of the Group's properties will affect its rental income. The table below sets forth historical information relating to the occupancy rates for the Group's investment properties portfolio in Hong Kong as at the dates indicated.

	Occupancy Rates				
	As at 30 June			*As at 31 December*	
	1999	*2000*	*2001*	*2000*	*2001*
			(per cent.)		
Commercial	88	97	97	96	96
Office	90	92	93	89	91
Industrial/Office	74	74	68	76	67
Residential	87	86	83	89	87

The Group seeks to maintain high occupancy rates and was able to maintain a relatively high occupancy rate for its investment property portfolio during the general economic downturn in Hong Kong in 1999. The Group believes that the outlook for 2002 will depend on the Hong Kong government's policy in connection with real property. See "Hong Kong and the Property Market in Hong Kong — The Property Market in Hong Kong".

Rents

The Group's rents are generally quoted in square foot per lettable area. In most cases, the rents quoted by the Group exclude property management charges and rates payable by its tenants. Since the late 1990s, there has been downward pressure on the Group's rents due to the general economic downturn in Asia. See "Hong Kong and the Property Market in Hong Kong — The Property Market in Hong Kong".

As at 31 December 2001, 42 per cent. of the Group's total gross floor area in its investment properties portfolio was for office use, 48 per cent. of its total gross floor area in its investment properties portfolio was for commercial use, 4 per cent. of its total gross floor area in its investment properties portfolio was for residential use, and 6 per cent. for industrial/office use, generating 33 per cent., 62 per cent., 4 per cent. and 1 per cent., respectively, of the Group's total rental revenue from investment properties (excluding car parking spaces).

Commercial Tenants

As at 31 December 2001, the Group's top five commercial tenants accounted for 16 per cent. of the total lettable commercial area in its investment properties portfolio, and for 16 per cent. of the commercial rental income from its investment properties portfolio. As at 31 December 2001, no single tenant accounted for more than 10 per cent. of total lettable commercial area in the Group's investment properties portfolio. As at 31 December 2001, the lease term of the Group's top five commercial tenants ranged from 2 to 12 years.

Office Tenants

As at 31 December 2001, the Group's top five office tenants accounted for 6 per cent. of the total lettable office area in its office portfolio, and 15 per cent. of rental income from its office portfolio. As at 31 December 2001, no single tenant accounted for more than 3 per cent. of total lettable office area in its office portfolio, and no single tenant accounted for more than 9 per cent. of office rental income from its office portfolio. As at 31 December 2001, the lease term of the Group's top five office tenants ranged from 3 to 19 years.

As at 31 December 2001, members of the Hang Lung group accounted for 1 per cent. of the total lettable office area in the Group's office portfolio, and 2 per cent. of the rental income from the Group's office portfolio.

Industrial/Office Tenants

As at 31 December 2001, the Group's top five industrial/office tenants accounted for 17 per cent. of the total lettable industrial/office area in its investment properties portfolio, and for 24 per cent. of the industrial/office rental income from its investment properties portfolio. As at 31 December 2001, no single tenant accounted for more than 7 per cent. of total lettable industrial/office area in the Group's investment properties portfolio. As at 31 December 2001, the lease term of the Group's top five industrial/office tenants ranged from 1 to 2 years.

Residential Tenants

As at 31 December 2001, the Group's top five residential tenants accounted for 8 per cent. of the total lettable residential area in its investment properties portfolio, and for 12 per cent. of the residential rental income from its investment properties portfolio. As at 31 December 2001, no single tenant accounted for more than 3 per cent. of total lettable residential area in the Group's investment properties portfolio. As at 31 December 2001, the lease term of the Group's top five residential tenants ranged from 1 to 3 years.

Leases

In Hong Kong, office and commercial leases are typically entered into for two to five year terms with some having the options to renew, and lease terms are generally longer for food and beverage tenants. In connection with longer term leases, the tenancy agreements usually contain rent review clauses or rent adjustment provisions. As a result, the Group usually has on average one-third of its tenancy agreements up for renewal each year and this has helped the Group to avoid the bunching of rent renewal dates and to reduce its exposure to market conditions (since the renewal of lease terms is subject to prevailing market conditions).

The following table sets out the level of contracted rental income as at 30 June 2001 for the Group's investment properties portfolio for the periods indicated:

Contracted Rental Income

	For the years ending 30 June	
	2002	*2003 to 2006*
	(in HK$ million)	
Contracted rental income[1]	1,526.8	1,841.7

Note:

(1) The figures represent rental income receivable under fixed term leases, excluding (i) rental income which is calculated as a percentage of a tenant's turnover and (ii) rental income from leases with a potential rent adjustment in the relevant year.

Properties in the PRC

In the PRC, the Group has successfully completed two development projects which are both located in Shanghai:

The Grand Gateway, Xujiahui

This property, in which the Group has a 47.25 per cent. interest in the commercial complex, is situated in a prime location above Shanghai's largest subway station, Xujiahui Station in the Southwest Commercial Centre. This property comprises a 99,200 sq.m. commercial complex (which is the largest modern shopping mall in Shanghai). By the end of December 2001, The Grand Gateway was fully leased.

Plaza 66, Nan Jing Xi Lu

This property, in which the Group has a 79 per cent. interest, is located at 1266, Nan Jing Xi Lu in Shanghai. This property comprises of a 50,100 sq.m. shopping mall, a 66-storey office tower with a gross floor area of 90,000 sq.m. The Plaza 66 mall is nearly fully leased and major tenants include high-end luxury retailers such as Chanel, Cartier and Louis Vuitton. The office tower is fully leased and is occupied by major multinational companies.

Property Development

As at 30 April 2002, the Group's portfolio of development properties in Hong Kong consisted of four projects with a total development potential of approximately 370,000 sq.m. in terms of gross floor area attributable to the Group.

Almost all of the Group's building projects are conducted by itself as the sole developer although there are also joint ventures with other companies or the government in which the Group participates as a partner with controlling interest. The Group's development projects are predominantly residential in nature. As at 30 April 2002, residential properties under development accounted for approximately 89 per cent. of the Group's total development projects in terms of gross floor area while commercial projects represented the balance.

Save for the design and construction of projects, which are contracted out to third parties, the Group oversees and largely performs all aspects of its development operations, including the selection and purchase of sites, the preparation of feasibility studies, as well as the marketing and leasing of completed properties.

The typical development cycle for the Group's projects from acquisition of site and preparation of architectural plans until expected completion date is approximately 3 to 5 years. To reduce market risks and subject to market conditions and applicable law, the Group's general practice is to pre-sell its developments before completion and the granting of occupation permits by government authorities. Recognition of profits from such sales commences when the sale and purchase agreement is signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of payment for the properties pre-sold with due allowance for contingencies.

The Group believes that its current holdings of land in Hong Kong are sufficient for its development needs during the next three years. The Group's strategy with respect to replenishing its land bank is to acquire land at reasonably low cost to achieve a reasonable profit margin.

Set forth below is a table of the significant development properties of the Group in Hong Kong as of 30 April 2002:—

Location	*Site Area*	*Main Usage*	*Total Gross Floor Area*	*Group's Attributable Interest*	*Investment amount*	*Method of financing*
	(sq.m.)		*(sq.m.)*	*(%)*	*(HK$ million)*	
KIL 11122, Hau Man Street, Ho Man Tin	1,420	R C	10,654 2,131	100	251	Bank borrowing
NKIL 6338, Hing Wah Street West, West Kowloon Reclamation	14,900	R C	96,850* 22,350	85	850	Bank borrowing
KIL11080, Airport Railway Kowloon Station Package Four Development	13,386	R	128,845	100	2,648	Internal resources
KIL 11152, Hoi Fai Road, West Kowloon Reclamation	20,200	R C	131,300 20,200	100	2,580	Bank borrowing

Notes:

* 30 per cent. of total gross floor area will be allocated to Home Ownership Scheme.

C: Commercial

R: Residential

(1) Superstructure is being constructed in respect of each of the development property.

Airport Railway Kowloon Station Package Four Development. The development right of this residential project is wholly owned by the Group. The site area is 13,386 sq.m. and the anticipated gross floor area of the completed building will be 128,845 sq.m.. Superstructure is being constructed and building progress is on schedule. The expected completion date for this complex is in the fourth quarter of 2003. Pre-sale of this project is expected to commence in the second half of 2002 or early 2003.

Hing Wah Street West — West Kowloon Reclamation. Foundations are being completed at the Hing Wah Street West property, which is part of the West Kowloon Reclamation Project. The Group holds 85 per cent. interest in this development, the site area of which is 14,900 sq.m.. The total gross floor area of the completed building will be 119,200 sq.m., with 96,850 sq.m. for residential purposes and 22,350 sq.m. for commercial purposes (this includes units accounting for 30 per cent. of the total residential floor area which are allocated to the Home Ownership Scheme). The expected completion date is in the third quarter of 2003. Pre-sale of this project is expected to commence in the second half of 2002 or early 2003.

Hoi Fai Road — West Kowloon Reclamation. Foundations are being completed at this 20,200 sq.m. site. Eight blocks of 43-storey residential towers are planned to be built over a 3-storey podium housing offices and car parking spaces. The total gross floor area will be 131,300 sq.m. and 20,200 sq.m. for residential and commercial purposes respectively. This project is wholly-owned by the Group and is expected to be completed in the second quarter of 2004. Pre-sale of this project is expected to commence in the first half of 2003.

Hau Man Street in Ho Man Tin. Foundations are being completed at this 1,420 sq.m. site. The property that is being built will have 10,654 sq.m. and 2,131 sq.m. for residential and commercial purposes respectively. The expected completion date is in March 2003. Pre-sale of this project is expected to commence in the last quarter of 2002 or early 2003.

Site Acquisition

The Group replenishes its land bank principally through acquisitions at government public land auctions and via government sealed bid tenders. The Group also acquires sites and existing buildings from private owners. As at 30 April 2002, approximately 33 per cent. of the Group's total Hong Kong land bank had been acquired from the Hong Kong Government (at auction or by tender) and approximately 67 per cent. had been acquired privately. In its acquisition of new development sites, the Group prefers to select those located along major transportation routes which are convenient, easily accessible and hence particularly popular among home buyers.

Since March 1999, the Group has acquired or contracted to acquire title or development rights to 4 properties. See "— Business — Property Development" Upon completion, they are expected to contribute a total gross floor area of approximately 0.4 million sq.m..

Property Management

The Group undertakes property management functions for certain of its investment and development properties. The Group provides property management to commercial, office, industrial and residential space. The properties serviced include properties developed by the Group, both before and after such properties have been sold, and properties held as part of the Group's investment portfolio.

Competition

The Group competes with other property developers in Hong Kong for the acquisition of suitable development sites and available investment properties. The Company believes that the extensive experience built up by its senior management in property investment, development, leasing and management will enable it to compete effectively. Furthermore, the Company believes that its strategy of site acquisition at reasonably low cost, its continuous focus on the development of quality properties and the provision of premium customer service will enable it maintain its reputation as a developer and landlord of quality properties.

Insurance

The Group is covered by insurance policies arranged with reputable insurance agents which cover loss of rental, fire, flood, riot, strike, malicious damage, other material damage to property and development sites, business interruption and public liability.

The Group believes that its properties are covered with adequate insurance provided by reputable independent insurance companies and with commercially reasonable deductibles and limits on coverage. Notwithstanding the Group's insurance coverage, damage to the Group's buildings, facilities, equipment, or other properties as a result of occurrences such as fire, floods, water damage, explosion, power loss, typhoons and other natural disasters could nevertheless have a material adverse effect on the Group's financial condition and results of operations.

Government Regulations

The operations of the Company are subject to various laws and regulations of Hong Kong. The Group's activities conducted on its investment and development properties are limited by zoning ordinances and other regulations enacted by the Government. Developing properties, refurbishment and other re-development projects require Government permits, some of which may take longer to obtain than others. From time to time, the Government may impose new regulations on landlords such as mandatory retrofitting of upgraded safety and fire systems in all buildings. The Group's properties are subject to routine inspections by Government officials with regard to various safety and environmental issues. The Company believes that the Group is in compliance in all material respects with government safety regulations currently in effect. The Group has not experienced significant problems with Government regulations with regard to these issues, and is not aware of any pending Government legislation that might have a material adverse effect on its properties.

Environmental Matters

The Company believes that the Group is in compliance in all material respects with applicable environmental regulations in Hong Kong. The Company is not aware of any environmental proceedings or investigations to which it is or might become a party.

Legal Proceedings

Neither the Group nor any of its joint ventures are involved in any litigation which would have a material adverse effect on the business or financial position of the Group and its joint ventures.

Employees

The Group does not employ any employees in Hong Kong, instead it has an arrangement with the Hang Lung group whereby it utilises the services available within the Hang Lung group on a cost reimbursement basis. As at 31 December 2001, 762 personnel were engaged in the Group's operations. In addition, 264 people were employed by the Group in Shanghai.

The following table sets out the total number of people engaged in the operation of the Group as at 30 June 1999, 2000 and 2001 and 31 December 2000 and 2001:

	As at 30 June			*As at 31 December*	
	1999	*2000*	*2001*	*2000*	*2001*
Hong Kong					
Property[1]	135	213	143	130	134
Building Management[1]	591	594	606	615	628
	726	807	749	745	762
PRC	—	—	366	—	264
Total	726	807	1,115	745	1,026

Note:

(1) Employed by a subsidiary within the Hang Lung group.

None of the Group's employees are members of a trade union and the Group has not experienced any strikes or disruptions due to labour disputes. The Company considers its relations with its employees to be good.

Principal Shareholders

The following table shows the principal shareholders of the Company as at 31 December 2001:

	Number of Shares Held
Cole Limited	1,765,931,170[1]
Hang Lung Group Limited	1,740,636,570[2]
Prosperland Housing Limited	1,267,523,511[3]
Purotat Limited	352,074,500[3]

Notes:

(1) Cole Limited was deemed to be interested in 1,740,636,570 Shares held by the Hang Lung group, which number of ordinary shares were included in the above-mentioned number of 1,765,931,170.

(2) Hang Lung was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,523,511 Shares held by Prosperland Housing Limited, 352,074,500 Shares held by Purotat Limited, and 121,038,559 Shares held by other subsidiaries.

(3) The 1,267,523,511 Shares held by Prosperland Housing Limited and the 352,074,500 Shares held by Purotat Limited were included in the above-mentioned number of 1,740,636,570 Shares held by Hang Lung.

(4) There has been no material change in principal shareholders or their respective shareholdings since 31 December 2001.

Principal Subsidiaries

Details of the Company's principal subsidiaries and joint ventures, and its effective equity interest in each, as at 31 December 2001 are set out below:

Company	*Issued Share Capital*	*% Held by the Group*	*% Held by the Company*	*Activity*	*Place of Incorporation and Operations*
	(HK$)				
Amoy International Treasury Limited[1]	8	100	100	Financial services	British Virgin Islands
Antonis Limited	10,000	100	100	Property leasing	Hong Kong
AP City Limited	2	100	—	Property leasing	Hong Kong
AP Joy Limited	2	100	—	Property development	Hong Kong
AP Properties Limited	20	85	—	Property development	Hong Kong
AP Success Limited	2	100	—	Property leasing	Hong Kong
AP Universal Limited	2	100	—	Property leasing	Hong Kong
AP Win Limited	1,000,000	100	—	Property leasing	Hong Kong
AP World Limited	2	100	100	Property development	Hong Kong
APW Finance Limited	2	100	100	Financial services	Hong Kong
Bonna Estates Company Limited	1,000,000	100	100	Property leasing	Hong Kong
Caddo Enterprises, Limited	4,000,000	100	—	Property leasing	Hong Kong
Carmana Limited	2	100	—	Property leasing	Hong Kong
Chi Pan Company, Limited	100,000	100	—	Property management	Hong Kong
Cititop Limited	2	100	—	Property development	Hong Kong
Country Bond Development Limited				Investment holding	Hong Kong
'A' shares	990	79.8	—		
'B' share	1	100	—		
Dokay Limited	2	100	—	Property leasing	Hong Kong
Easegood Enterprises Limited	2	100	—	Investment holding	Hong Kong
Fu Yik Company Limited	3	100	—	Property leasing	Hong Kong
Gala Ruby Limited	2	100	100	Investment holding	Hong Kong
Gowily Limited	2	100	—	Property leasing	Hong Kong
Grand Centre Limited (formerly known as Lakefield Estates Company Limited)	4	100	—	Property leasing	Hong Kong

Company	*Issued Share Capital*	*% Held by the Group*	*% Held by the Company*	*Activity*	*Place of Incorporation and Operations*
	(HK$)				
Hang Chui Company Limited ...	2	100	—	Property leasing	Hong Kong
Hang Fine Company Limited ...	200	100	—	Property leasing	Hong Kong
Hang Kwok Company Limited .	10,000	100	—	Property leasing	Hong Kong
Hang Lick Company Limited ...	10,000	100	—	Property leasing	Hong Kong
Hang Lung Park-In Limited	2	100	—	Property leasing	Hong Kong
HLP (China) Limited (formerly known as Amoy Properties (China) Limited)	2	100	100	Investment holding	Hong Kong
HLP Treasury Limited (formerly known as Amoy Treasury Limited).................	2	100	100	Financial services	Hong Kong
HLP Treasury Services Limited (formerly known as Amoy Treasury Services Limited)....	2	100	—	Investment holding	Hong Kong
Lockoo Limited	1,000,002	100	—	Property leasing	Hong Kong
Mansita Limited	2	100	—	Property leasing	Hong Kong
Ottringham Limited	20	100	—	Property leasing	Hong Kong
Palex Limited	2	100	—	Property leasing	Hong Kong
Pocaliton Limited	2	100	—	Property leasing	Hong Kong
Rago Star Limited	2	100	—	Property leasing	Hong Kong
Rioloy Limited	2	100	—	Property leasing	Hong Kong
Ronhero Limited	2	100	—	Property leasing	Hong Kong
Stooket Limited	2	100	100	Property leasing	Hong Kong
Wai Luen Investment Company, Limited	100,000	100	—	Property leasing	Hong Kong
Wililoy Limited	2	100	—	Property leasing	Hong Kong
Yangli Limited	2	100	—	Property leasing	Hong Kong
Zarat Limited	2	100	—	Property leasing	Hong Kong

Notes:

(1) The registered office of Amoy International Treasury Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(2) The registered office of each of the principal subsidiaries incorporated in Hong Kong is 26th floor, 4 Des Voeux Road Central, Hong Kong.

Equity Joint Venture in the PRC	*Registered Capital*	*% Held by the Group*	*% Held by the Company*	*Activity*	*Place of Incorporation and Operations*
	(US$)				
Shanghai Hang Bond Property Development Co., Ltd.[1]	167,004,736	79	—	Property leasing	PRC

Note:

(1) The registered office of Shanghai Hang Bond Property Development Co., Ltd. is 1266 Nan Jing Xi Lu, Jing An District, Shanghai, PRC.

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

Jointly Controlled Entities

Details of the Company's jointly controlled entities and its effective equity interest in each as at 31 December 2001, are set out below:

Company	*Issued Share Capital*	*% Held by the Group*	*% Held by the Company*	*Activity*	*Place of Incorporation and Operations*
	(HK$)				
Country Link Enterprises Limited	10,000	52.5[4]	—	Investment holding	Hong Kong
Ease Smart Development Limited				Investment holding	Hong Kong
'A' share	1	—	—		
'B' share	1	100	—		
Star Play Development Limited[2]	3	33.3	—	Property leasing	Hong Kong

Equity Joint Venture in The People's Republic of China	*Registered Capital*	*% Held by the Group*	*% Held by the Company*	*Activity*	*Place of Incorporation and Operations*
	(US$)				
Shanghai Kong Hui Property Development Co., Ltd.[3]	165,000,000	47.3[4]	—	Property development and leasing	PRC

Notes:

(1) The registered office of the above Hong Kong incorporated jointly controlled entities is 26th floor, 4 Des Voeux Road Central, Hong Kong.

(2) The registered office of Star Play Development Limited is 26th floor, Jardine House, 1 Connaught Place, Central, Hong Kong.

(3) The registered office of Shanghai Kong Hui Property Development Co., Ltd. is 1 Hong Qiao Lu, Xujiahui, Shanghai, PRC.

(4) This represents the Group's attributable interest in the commercial portion of the properties held either directly or indirectly by the jointly controlled entity.

Related Party Transactions

Set forth below is a summary of the material transactions between the Company and other companies in the Hang Lung group for the year ended 30 June 2001 and the six months ended 31 December 2001:—

For the year ended 30 June 2001

(a) Lockoo Limited and Kelvey Limited, both wholly-owned subsidiaries of the Company, purchased from Hang Lung and Rosper Limited, Hang Lung's wholly-owned subsidiary, interests in properties on Blue Pool Road, Happy Valley, Hong Kong (the "Properties"), for a cash consideration determined on the basis of independent valuation of approximately HK$125 million on 23 November 2000 for the development of residential projects. The Properties comprise of three-storeyed residential buildings and cover a total site area of approximately 2,236 sq.m.

(b) During the financial year ended 30 June 2001, Hang Lung (Administration) Limited ("HLAL") continued to lease from Rioloy Limited ("Rioloy"), a wholly-owned subsidiary of the Company, office premises situated at 26/F to 29/F of Standard Chartered Bank Building, Central. During the period from 15 August 2000 to 30 June 2001, HLAL leased from Rioloy office premises situated at 24/F of Standard Chartered Bank Building. HLAL is a wholly-owned subsidiary of Hang Lung and as at 30 June 2001, Hang Lung has approximately 60.2 per cent. interest in the Company. Income received and receivable therefrom by the Group for the financial year ended 30 June 2001 is HK$12.9 million (30 June 2000: HK$8.7 million). The transactions were negotiated in the ordinary and usual course of business of the parties thereto and on normal commercial terms.

(c) There are three monthly licences between HLAL and Hang Lick Company Limited, Pocaliton Limited and Hang Chui Company Limited, all of which are wholly-owned subsidiaries of the Company, for the use of the exhibition hall of Queensway Plaza, a unit on Ground Floor of Vienna Mansion, Causeway Bay and some office spaces of Hang Lung Centre respectively for office and commercial use. HLAL is a wholly-owned subsidiary of Hang Lung who, as at 30 June 2001, owns approximately 60.2 per cent. interest of the Company. The amount received and receivable from HLAL under the three licences for the financial year ended 30 June 2001 is HK$3.5 million (30 June 2000: HK$3.5 million). All of the above licences were negotiated in the ordinary and the usual course of business of the parties thereto and on normal commercial terms.

(d) Hang Lung Treasury Limited ("HLT") continued to provide a HK$180 million back-to-back loan to HLP Treasury Limited, a wholly-owned subsidiary of the Company. HLT is a wholly-owned subsidiary of Hang Lung which, as at 30 June 2001, owned approximately 60.2 per cent. interest of the Company. The amount of loan outstanding was HK$180 million (30 June 2000: HK$180 million) at the end of the financial year ended 30 June 2001. The loan was unsecured, bore loan interest at the actual interest cost payable by HLT to financial institutions unrelated to the Group, and was repayable on demand.

(e) During the year, Kornhill Recreation Club Limited, a wholly-owned subsidiary of the Company, paid a fixed fee of HK$0.9 million (30 June 2000: HK$0.9 million) to a fellow subsidiary of the Company, Grand Hotel Group Limited, for the provision of administrative services to Kornhill Recreation Club.

(f) During the financial year ended 30 June 2001, the Group paid HK$86.1 million (30 June 2000: HK$82 million) to certain wholly-owned subsidiaries of Hang Lung for the Group's share of administrative and rental services provided by these fellow subsidiaries. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the Group.

(g) The Group has contributed funds, as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai. The amount outstanding at the end of the financial year ended 30 June 2001 was HK$1,095.8 million (30 June 2000: HK$1,054.4 million)

(h) A fellow subsidiary of the Company has contributed funds, as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the financial year ended 30 June 2001 was HK$312.3 million (30 June 2000: HK$253.2 million)

For the six months ended 31 December 2001

(a) The Group contributed funds, as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai, and the amount outstanding as at 31 December 2001 was HK$1,110.5 million (31 December 2000: HK$1,079 million).

(b) A fellow subsidiary of the Company contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding as at 31 December 2001 was HK$317.4 million (31 December 2000: HK$287.9 million).

(c) During the six months ended 31 December 2001, the Group repaid the back-to-back loan of HK$180 million provided by HLT. The loan was unsecured, interest-bearing and was repayable on demand.

MANAGEMENT

The following individuals have been appointed to serve as the directors and officers of the Company:

Name	*Age*	*Position*
Ronnie Chichung Chan	52	Chairman and Executive Director
Shang Shing Yin	71	Vice-Chairman and Independent non-executive Director
Nelson Wai Leung Yuen	51	Managing Director
Ronald Joseph Arculli[(1)]..............	63	Independent non-executive Director
Laura Lok Yee Chen	53	Non-executive Director
Hon Kwan Cheng	75	Independent non-executive Director
Wilfred Sai Leung Ho	64	Executive Director
Pak Wai Liu	53	Independent non-executive Director
Terry Sze Yuen Ng	42	Executive Director
Robin Sik Wing Ching	52	Company Secretary

Note:

(1) As at 31 December 2001, Mr. Ronald Joseph Arculli held, directly or indirectly, 724,346 Shares. Other than Mr. Ronald Joseph Arculli, no other director of the Company held any Shares of the Company.

Board of Directors and Company Secretary

The members of the board of Directors (the "Board") and the Company Secretary of the Company as at the date of this Offering Circular are as follows:

MR. RONNIE CHICHUNG CHAN

Chairman and Executive Director

Mr. Chan joined the Hang Lung group in 1972, was appointed to the Board of the Company in 1986 and became its Chairman in 1991. He is also Chairman of Hang Lung and Grand Hotel Holdings Limited. Mr. Chan is a Director of Standard Chartered PLC. He is Chairman of Hong Kong - United States Business Council and of Asia Business Council, a Vice-President of The Real Estate Developers Association of Hong Kong, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center, a Foundation Board Member of the World Economic Forum, and a Governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities in Hong Kong. He has an MBA from the University of Southern California, U.S.A.

Between August 1996 and March 2002, Mr. Chan served on the Board of Directors of Enron Corp. ("Enron") and chaired its audit committee. Mr. Chan has resigned from the Board of Enron. Mr. Chan held his previous position with Enron in his personal capacity, the appointment of which was not in any way related to his position as Chairman of the Company and the Company believes that the previous involvement of Mr. Chan with Enron will not have any adverse effect on the operations of the Group.

MR. SHANG SHING YIN

Vice Chairman and Independent Non-Executive Director

Mr. Yin joined the Hang Lung group in 1970 and was appointed to the Board of the Company in 1980. As former Managing Director, he has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London. Mr. Yin is also the Vice Chairman (Non-Executive) of Hang Lung and Grand Hotel Holdings Limited.

MR. NELSON WAI LEUNG YUEN

Managing Director

Mr. Yuen joined the Hang Lung group in 1978 when he was appointed as its financial controller. When the Company became a member of the Hang Lung group in 1980, he began to assume operating responsibility in various areas of the Company's activities. In 1986 he became an Executive Director of the Company and was appointed Managing Director in 1992. Prior to joining the Hang Lung group, Mr. Yuen practised as a public accountant for four years in England and in Hong Kong. He is a graduate of the University of Manchester, England, a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry-related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung and Grand Hotel Holdings Limited.

MR. RONALD JOSEPH ARCULLI, *JP*

Independent Non-Executive Director

Mr. Arculli joined the Board in 1980. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is a Non-Executive Director of Grand Hotel Holdings Limited and a director of several other major local companies.

MS. LAURA LOK YEE CHEN

Non-Executive Director

Ms. Chen joined the Hang Lung group in April 1997. She has been involved in the financial services industry for over fifteen years locally and in the U.S.A., and since 1993, has been a director of the Sterling Group, a private investment entity. Both Ms. Chen and her company Sterling Asset Management (BVI) Limited are registered as Investment Advisers by the Securities and Futures Commission under the Securities Ordinance, and actively manage investments in global capital markets, in particular in developing countries. Ms. Chen holds an MBA from the George Washington University in Washington, DC and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen also serves on the boards of several companies and actively participates in charitable and voluntary services. Ms. Chen is also a Non-Executive Director of Hang Lung and Grand Hotel Holdings Limited.

DR. HON KWAN CHENG, *GBS, JP*

Independent Non-Executive Director

Dr. Cheng joined the Hang Lung group in 1993. Dr. Cheng obtained an engineering degree from Tianjin University, the PRC and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institute of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President and Fellow of The Institute of Structural Engineers, U.K. Dr. Cheng is also an Authorised Person and Registered Structural Engineer in Hong Kong, and holds a number of directorships. He has been a member of both the Executive and Legislative Councils. Among his public posts, he is Chairman of the Hong Kong Housing Authority and the Transport Advisory Committee. Dr. Cheng is also a Non-Executive Director of Hang Lung and Grand Hotel Holdings Limited.

MR. WILFRED SAI LEUNG HO

Executive Director

Mr. Ho joined the Hang Lung group in 1977, and became an Executive Director in 1993. He was appointed as an Executive Director of the Company in August 2000. Mr. Ho has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung, Mr. Ho was an architect with the Hong Kong Government. Mr. Ho is also an executive director of Hang Lung.

PROFESSOR PAK-WAI LIU

Independent Non-Executive Director

Professor Liu joined the Board as a Non-Executive Director in 1998. Educated at Princeton University and Stanford University, U.S.A., Professor Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including Research Director of the Hong Kong Centre for Economic Research, Director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies, and Secretary General of the East Asian Economic Association. Professor Liu is a Member of the Council and the Court of Lingnan University. He is also a Founding Member of the Hong Kong Committee on Pacific Economic Co-operation, and served on many government advisory bodies, and is currently a Member of the Economic Advisory Committee, the Commission on Strategic Development, the Task Force on Employment, the Council of Advisors on Innovation and Technology, the Council of Advisors of The Hong Kong Institute for Monetary Research, the Process Review Panel for the Securities and Futures Commission and the Skills Upgrading Scheme Steering Committee.

MR. TERRY SZE YUEN NG

Executive Director

Mr. Ng has been with the Hang Lung group as an Executive Director since 1 November 2001. Prior to joining the Hang Lung group, Mr. Ng was the Executive Director and Chief Financial Officer of Giordano International Limited, where he had worked since 1993. Mr. Ng has also worked in the Finance Division and Listing Division of The Stock Exchange of Hong Kong Limited for more than five years. During his time there, Mr. Ng was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a bachelor degree from the University of New South Wales, Australia, as well as a Master of Business Administration degree from the Asia International Open University. Mr. Ng is also an Executive Director of Hang Lung and Grand Hotel Holdings Limited.

MR. ROBIN SIK WING CHING

Company Secretary

Mr. Ching joined the Hang Lung group in 1988 as Group Financial Controller and was appointed Company Secretary of the Company in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with "Selected Financial Information" and the Company's audited consolidated financial statements as at and for the years ended 30 June 1999, 2000 and 2001, and the unaudited consolidated interim financial statements as at and for the six-month period ended 31 December 2000 and 2001, including the notes thereto, included elsewhere in this Offering Circular. Those financial statements have been prepared in accordance with HK GAAP, which differ in certain material respects from US GAAP. For a summary of the significant differences between HK GAAP and US GAAP, see "Summary of Significant Differences Between Hong Kong GAAP and US GAAP". The Group has not quantified the impact of the differences between HK GAAP and US GAAP.

Overview

The Group is engaged in the investment in rental properties and the development and sale of residential and commercial properties primarily in Hong Kong but also in Shanghai, the PRC. The Group's turnover and operating profit are principally derived from rental income and property sales.

Rental income generated from investment properties is and has been the most significant contributor to the Group's operating profit. Rental turnover is earned primarily from commercial and office space held for investment. Tenants of the Group's commercial and office properties typically hold short-term leases ranging from two to five years on a fixed rent basis. However, major tenants in some of the Group's larger commercial and office investment properties have longer leases.

For the three years ended 30 June 1999, 2000 and 2001, the Group experienced an overall decrease in rental income. Such decrease was particularly significant in the office sector of the Group's investment properties portfolio due to a slowdown of the economy and downsizing of businesses. Since the Group's major tenants in the residential sector include multinational companies, the downsizing described above have had an adverse impact on the Group's residential properties portfolio. Although the commercial sector showed signs of recovery in the year ended 30 June 2001, this was largely due to the increase in rental income derived from the leasing of the two projects in Shanghai. The prices and rentals in the commercial sector remain static.

Occupancy rate is also a major factor affecting the performance of the Group's property investment business. For the three years ended 30 June 2001, despite the slowdown of the economy in Hong Kong following the general economic downturn in Asia, the overall occupancy rate of the Group's investment properties generally remained high. As a result of the completion of the refurbishments to Queensway Plaza in Admiralty, Hang Lung Centre and the Fashion Island/Fashion Walk in Causeway Bay, the occupancy rate of the Group's investment properties in the commercial sector increased significantly in the year ended 30 June 2000. However, in light of the continuous relocation of factories to the PRC, the occupancy rate of the Group's industrial/office properties was significantly lower than that in the other sectors. See "Description of the Group — Business — Property Investment — Occupancy Rate".

As the Group only commenced its property development activities in 1999, its property projects are still under development. Turnover and profit of property sales are generated from the sale of investment properties which contributed to the Group's turnover and operating profit. The various parcels of investment properties sold in recent years (principally the residential units of Garden Terrace) were purchased when Hong Kong property values were substantially lower than current property values, and the cost of land has also increased at a rate lower than the rate of increase in unit sale price.

Turnover and profit margins from property development activities are also affected by the Group's recognition of profits policy. When a development property is sold in advance of completion, recognition of profit commences when the sale and purchase agreement is signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of

payment for the properties pre-sold, with due allowance for contingencies. As a result, the profit of the Group in a given year is substantially affected by the number of developed property units sold, even though rental income has provided the Group with a stream of relatively stable recurrent income.

Since April 2000, the Hang Lung group has been undergoing corporate reorganisation to rationalise its group structure. The reorganisation involved the sale of some of Hang Lung's property assets, which are under development, to the Group including five sites on Blue Pool Road in Happy Valley. Such assets were acquired by the Group for cash consideration funded from the Group's internal resources. The Group has not incurred any financial or capital commitment with respect to these transfers.

Results of Operations

The following table gives a breakdown by business activity of the turnover of the Group for each of the six months ended 31 December 2000 and 2001:—

	Six months ended 31 December (unaudited)			
	2000		*2001*	
	HK$ million	*%*	*HK$ million*	*%*
Property leasing	866.7	54	936.8	75
Property sales	737.9	46	305.8	25
Total	1,604.6	100	1,242.6	100

The following table gives a breakdown by business activity of profit before taxation of the Group for each of the six months ended 31 December 2000 and 2001:—

	Six months ended 31 December (unaudited)			
	2000		*2001*	
	HK$ million	*%*	*HK$ million*	*%*
Property leasing	678.8	71	717.1	98
Property sales	309.7	33	83.7	11
	988.5	104	800.8	109
Interest income	142.7	15	55.6	8
Administrative expenses	(42.9)	(5)	(39.5)	(5)
Finance costs	(155.3)	(16)	(116.5)	(16)
	933.0	98	700.4	96
Share of results of jointly controlled entities	21.4	2	29.2	4
Total	954.4	100	729.6	100

Note:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest HK$100,000 or whole percentage.

For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with the current period's classification.

The following table gives a breakdown by business activity of the turnover of the Group for each of the three years ended 30 June 1999, 2000 and 2001:—

	Year ended 30 June (audited)					
	1999		*2000*		*2001*	
	HK$ million	*%*	*HK$ million*	*%*	*HK$ million*	*%*
Property leasing	2,229.5	80	1,833.2	82	1,760.8	64
Property sales	15.9	1	12.4	1	762.4	28
Interest income	519.6	19	375.7	17	225.2	8
Total	2,765.0	100	2,221.3	100	2,748.4	100

The following table gives a breakdown by business activity of the profit before taxation of the Group for each of the three years ended 30 June 1999, 2000 and 2001:—

	Year ended 30 June (audited)					
	1999		*2000*		*2001*	
	HK$ million	*%*	*HK$ million*	*%*	*HK$ million*	*%*
Property leasing	1,689.8	81	1,488.2	103	1,500.3	88
Property sales	154.9	7	8.1	1	320.2	19
Net interest income/(expenses)	253.0	12	31.7	2	(31.1)	(2)
	2,097.7	100	1,528.0	106	1,789.4	105
Administrative expenses(3)	—	—	(90.6)	(6)	(86.3)	(5)
Total	2,097.7	100	1,437.4	100	1,703.1	100

Notes:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest HK$100,000 or whole percentage.

(2) Profit before taxation includes share of profits from jointly controlled entities which, for the 2001 financial year, was HK$51.5 million (2000 financial year, HK$39.3 million; 1999 financial year, HK$27.0 million).

(3) Profit before taxation by activity is presented before deduction of administrative expenses from the year ended 30 June 2000 onwards.

The following table shows the aggregate amount of gross rental income and the percentage of the total gross rental income of the Group (including its attributable share of the rental income of jointly controlled entities) derived from the various different properties by category of use for the three years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001:—

	Year ended 30 June (audited)						*Six months ended 31 December (unaudited)*			
	1999		*2000*		*2001*		*2000*		*2001*	
	HK$ million	*%*	*HK$ million*	*%*	*HK$ million*	*%*	*HK$ million*	*%*	*HK$ million*	*%*
Commercial......	1,255.0	56	1,094.2	58	1,103.5	60	544.9	60	557.3	58
Office	647.2	29	512.2	27	482.0	26	226.0	25	292.4	30
Industrial/ Office...........	41.0	2	28.9	1	27.1	2	13.4	2	12.1	1
Residential.......	129.2	6	117.8	6	90.4	5	48.2	5	37.3	4
Car Park	161.8	7	142.3	8	135.9	7	69.9	8	64.9	7
Total	2,234.2	100	1,895.4	100	1,838.9	100	902.4	100	964.0	100

Note:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest HK$100,000 or whole percentage.

The following table shows the aggregate gross floor space in respect of the properties in the Group's investment portfolio in Hong Kong and the PRC by category of use as at 30 June 1999, 2000, 2001 and as at 31 December 2000 and 2001:—

	As at 30 June			*As at 31 December*	
	1999	*2000*	*2001*	*2000*	*2001*
	('000 sq.m.)	*('000 sq.m.)*	*('000 sq.m.)*	*('000 sq.m.)*	*('000 sq.m.)*
Commercial................	212.8	259.7	299.2	259.7	299.2
Office	175.0	188.4	259.4	188.4	259.3
Industrial/Office.........	48.9	35.0	35.0	35.0	35.0
Residential.................	36.7	36.7	26.7	27.0	23.1
Total	473.4	519.8	620.3	510.1	616.6
Car Park (number of carparking spaces)..	4,686	5,849	6,261	5,777	6,233

Note:

(1) The figures shown have been rounded up or down, as the case may be, to the nearest 100 sq.m.

Six Months Ended 31 December 2001 Compared to Six Months Ended 31 December 2000

Turnover. Turnover for the six months ended 31 December 2001 decreased by 22.6 per cent. to HK$1,242.6 million, compared to HK$1,604.6 million for the corresponding period in 2000. This decrease in turnover was attributable to a decrease in property sales as only 17 residential units of Garden Terrace were sold during the period compared to 35 units for the corresponding period in 2000. Turnover from property leasing for the six months ended 31 December 2001 increased by 8.1 per cent. to HK$936.8 million, compared to HK$866.7 million for the corresponding period in 2000. This increase was primarily attributable to the increase in rental income contributed by the lease of property units in Plaza 66 in Shanghai while rental income generated from Hong Kong leasing operations was slightly lower than that compared to the six months ended 31 December 2000.

Turnover from property sales decreased by 58.6 per cent. to HK$305.8 million for the six months ended 31 December 2001, compared to HK$737.9 million for the corresponding period in 2000. This was principally due to the decrease in sales of residential units of Garden Terrace mentioned above.

Direct Costs and Operating Expenses. Direct costs and operating expenses for the six months ended 31 December 2001 decreased by 28.3 per cent. to HK$441.8 million, compared to HK$616.1 million for the corresponding period in 2000. The decrease was primarily attributable to a reduction in the cost of properties sold resulting from reduced property sales.

Administrative Expenses and Profit from Operations before Finance Costs. Administrative expenses fell by 7.9 per cent. to HK$39.5 million for the six months ended 31 December 2001 compared to HK$42.9 million for the corresponding period in 2000. Profit from operations before finance costs for the period in 2001 decreased by 24.9 per cent. to HK$816.9 million, compared to HK$1,088.3 million for the corresponding period in 2000.

Finance Costs. Finance costs fell by 25.0 per cent. to HK$116.5 million for the six months ended 31 December 2001 compared to HK$155.3 million for the corresponding period in 2000. This was due to the reduction in the interest rates in bank borrowings during the six months ended 31 December 2001, coupled with an increase in interest capitalised to projects under development.

Share of Results of Jointly Controlled Entities. Share of results of jointly controlled entities was HK$29.2 million, compared to HK$21.4 million for the corresponding period in 2000. This increase was mainly attributable to an increase in contribution from The Grand Gateway project in Shanghai and the Hollywood Plaza in Hong Kong.

Profit Before Taxation. As a result of the foregoing factors, the Group realised a profit before taxation of HK$729.6 million for the period in 2001, compared to a profit before taxation of HK$954.4 million for the corresponding period in 2000, representing a decrease of 23.6 per cent..

Taxation. Taxation decreased by 38.2 per cent. to HK$61.7 million for the six months ended 31 December 2001, compared to HK$99.9 million for the corresponding period in 2000. The decrease in tax charge was primarily due to the substantial tax provision made in the previous year as a result of the dispute with the Inland Revenue Department of Hong Kong over the deductibility of certain interest payments in previous years' tax computations.

Minority Interests. Minority interests representing the Company's joint-venture partners' share of profit in Plaza 66 was HK$9.9 million for the six months ended 31 December 2001. As Plaza 66 commenced its operations in mid-2001, the amount was nil for the corresponding period in 2000.

Net Profit. Net profit attributable to shareholders for the period in 2001 decreased by 23.7 per cent. to HK$633.9 million compared to HK$830.4 million for the corresponding period in 2000. Earnings per ordinary share for the six months ended 31 December 2001 was 21.9 cents, compared to 28.7 cents for the corresponding period in 2000.

Year Ended 30 June 2001 Compared to Year Ended 30 June 2000

Turnover. Turnover for the year ended 30 June 2001 increased by 23.7 per cent. to HK$2,748.4 million compared to HK$2,221.3 million for the corresponding year ended 30 June 2000. Turnover from property sales increased by HK$750 million to HK$762.4 million for the year ended 30 June 2001, compared to HK$12.4 million for the year ended 30 June 2000. The increase was primarily attributable to the sale of 36 residential units of Garden Terrace during the year, and the profit generated therefrom amounted to about HK$320 million. Turnover from property leasing for the year ended 30 June 2001 decreased by 3.9 per cent. to HK$1,760.8 million, compared to HK$1,833.2 million for the year ended 30 June 2000. This decrease was principally attributable to a reduction in rental income derived from the office and residential sectors due to unfavourable market conditions.

Direct Costs and Operating Expenses. Direct costs and operating expenses for the year ended 30 June 2001 increased by 96.9 per cent. to HK$744.3 million compared to HK$378.1 million for the year ended 30 June 2000. The increase was primarily attributable to an increase in cost of properties sold resulting from increased property sales.

Administrative Expenses and Profit from Operations before Finance Costs. Administrative expenses remained relatively stable, falling by only 4.7 per cent. to HK$86.3 million for the year ended 30 June 2001, compared to HK$90.6 million for the year ended 30 June 2000. Profit from operations before finance costs for the year ended 30 June 2001 increased by 9.4 per cent. to HK$1,917.8 million compared to HK$1,752.6 million for the corresponding year ended 30 June 2000.

Finance Costs. Finance costs fell by 24.9 per cent. to HK$266.2 million for the year ended 30 June 2001 compared to HK$354.5 million for the year ended 30 June 2000. This decrease was primarily due to an increase in interest capitalised to projects under development.

Share of Results of Jointly Controlled Entities. Share of results of jointly controlled entities was HK$51.5 million, compared to HK$39.3 million for the year ended 30 June 2000.

Profit Before Taxation. As a result of the foregoing factors, the Group realised a profit before taxation of HK$1,703.1 million for the year ended 30 June 2001, compared to a profit before taxation of HK$1,437.4 million for the year ended 30 June 2000, representing an increase of 18.5 per cent..

Taxation. Taxation increased 58.5 per cent. to HK$271.1 million for the year ended 30 June 2001 compared to HK$171.0 million for the year ended 30 June 2000. The increase in tax charge was primarily due to the substantial tax provision made during the year as a result of a dispute with the Inland Revenue Department of Hong Kong over the deductibility of certain interest payments in previous years' tax computations.

Net Profit Attributable to Ordinary Shareholders. As a result of the foregoing factors, net profit attributable to ordinary shareholders for the year ended 30 June 2001 increased by 13.6 per cent. to HK$1,383.7 million compared to HK$1,218.2 million for the corresponding year ended 30 June 2000. Earnings per share for the year ended 30 June 2001 was 47.9 cents, compared to 42.1 cents for the corresponding year ended 30 June 2000.

Year Ended 30 June 2000 Compared to Year Ended 30 June 1999

Turnover. Turnover for the year ended 30 June 2000 decreased by 19.7 per cent. to HK$2,221.3 million, compared to HK$2,765.0 million for the year ended 30 June 1999. Turnover from property leasing for the year ended 30 June 2000 decreased by 17.8 per cent. to HK$1,833.2 million compared to HK$2,229.5 million for the year ended 30 June 1999. The decrease was mainly due to lower rental income resulting from unfavourable market conditions. Turnover from property sales decreased by 22.0 per cent. to HK$12.4 million for the year ended 30 June 2000, compared to HK$15.9 million for the year ended 30 June 1999 due to a decrease in the number of investment properties sold. Interest income decreased by 27.7 per cent. to HK$375.7 million for the year ended 30 June 2000, compared to HK$519.6 million for the year ended 30 June 1999, as a result of development expenditure incurred on the MTRC Kowloon Station Development Package Four Project.

Direct Costs and Operating Expenses. Direct costs and operating expenses for the year ended 30 June 2000 decreased by 16.2 per cent. to HK$378.1 million compared to HK$451.3 million for the year ended 30 June 1999.

Administrative Expenses and Profit from Operations before Finance Costs. Administrative expenses fell by 24.4 per cent. to HK$90.6 million for the year ended 30 June 2000 compared to HK$119.8 million for the year ended 30 June 1999. Profit from operations before finance costs for the year ended 30 June 2000 decreased by 25.2 per cent. to HK$1,752.6 million compared to HK$2,343.9 million for the corresponding year ended 30 June 1999.

Finance Costs. Finance costs increased by 29.8 per cent. to HK$354.5 million for the year ended 30 June 2000 compared to HK$273.2 million for the year ended 30 June 1999. This was principally due to an increase in borrowings resulting from the increase in expenditure of projects under development.

Share of Results of Jointly Controlled Entities. Share of results of jointly controlled entities was HK$39.3 million, compared to HK$27.0 million for the year ended 30 June 1999.

Profit Before Taxation. As a result of the foregoing factors, the Group realised a profit before taxation of HK$1,437.4 million for the year ended 30 June 2000, compared to a profit before taxation of HK$2,097.7 million for the year ended 30 June 1999, representing a decrease of 31.5 per cent..

Taxation. Taxation increased by 14.9 per cent. to HK$171.0 million for the year ended 30 June 2000 compared to HK$148.8 million for the year ended 30 June 1999 due to tax provision made during the year as a result of the dispute with the Inland Revenue Department of Hong Kong over the deductibility of certain interest payments in previous years' tax computations.

Net Profit Attributable to Ordinary Shareholders. As a result of the foregoing factors, net profit attributable to ordinary shareholders for the year ended 30 June 2000 decreased by 35.7 per cent. to HK$1,218.2 million compared to HK$1,895.6 million for the corresponding year ended 30 June 1999. Earnings per ordinary share for the year ended 30 June 2000 was 42.1 cents, which also fell compared to 66.2 cents for the year ended 30 June 1999.

Liquidity and Capital Resources

Liquidity

Property sales and leasing activities are capital intensive. The Group's principal sources of funds have historically been rental income received from its tenants and other internally generated funds from operations, supplemented by the proceeds from bank credit facilities, term loans and to a lesser extent, debt securities and equity issues (including issues of floating rate notes). Working capital and capital expenditure requirements in 2001 were financed principally through cash flow from operating activities, existing cash balances and increases in borrowings. The Group's principal uses of the proceeds of this issue of the Bonds are for general corporate and working capital purposes. Although the Group has significant capital commitments for its projects under development, the Group believes that, with existing cash and cash equivalent balances, together with the net proceeds of the Bonds, the proceeds from pre-sales of its development properties and bank financing, it will have adequate sources of capital for its continuing operations.

The following tables summarise the Group's cash flow positions for the periods indicated:

	Six months ended 31 December (unaudited)	
	2000	*2001*
	(HK$ million)	
Cash flows from operating activities	(563.6)	36.3
Cash flows from returns on investments and servicing of finance	(907.7)	(1,053.2)
Hong Kong profits tax paid	(131.1)	(106.3)
Cash flows from investing activities	88.7	56.8
Cash flows from financing activities	12.0	1,129.5
Net (decrease)/increase in cash and cash equivalents	(1,501.7)	63.1
Cash and cash equivalents at 1 July	4,836.8	3,722.9
Cash and cash equivalents at 31 December	3,335.1	3,786.0

	Year ended 30 June (audited)		
	1999	2000	2001
	(HK$ million)		
Cash flows from operating activities	(138.8)	994.7	(2,845.9)
Cash flows from returns on investments and servicing of finance	(1,229.3)	(991.3)	(1,401.8)
Hong Kong profits tax paid	(73.2)	(244.9)	(568.8)
Cash flows from investing activities	(618.5)	(934.8)	(422.1)
Cash flows from financing activities	2,809.5	551.8	4,124.7
Net increase/(decrease) in cash and cash equivalents	749.7	(624.5)	(1,113.9)
Cash and cash equivalents at beginning of financial year	4,711.6	5,461.3	4,836.8
Cash and cash equivalents at financial year end	5,461.3	4,836.8	3,722.9

The Group had cash and cash equivalents of HK$5,461.3 million at 30 June 1999, HK$4,836.8 million at 30 June 2000, and HK$3,722.9 million at 30 June 2001, and HK$3,335.1 million at 31 December 2000 and HK$3,786.0 million at 31 December 2001.

The Group had a net cash outflow from operating activities of HK$563.6 million for the six months ended 31 December 2000, and a net cash inflow from operating activities of HK$36.3 million for the six months ended 31 December 2001.

The Group had a net cash outflow from operating activities of HK$138.8 million for the year ended 30 June 1999, a net cash inflow from operating activities of HK$994.7 million for the year ended 30 June 2000 and a net cash outflow from operating activities of HK$2,845.9 million for the year ended 30 June 2001. Compared to 30 June 1999, the increase of cash inflow in 2000 was primarily due to a HK$1,296.5 million reduction in cash outflow for properties under development. Compared to 30 June 2000, the decrease of cash inflow in 2001 was primarily due to increase in cashflow for properties under development of HK$2,144.6 million and the payment of land premium of HK$1,021.0 million in respect of the Hing Wah Street West and the Ho Man Tin projects.

The Group had a net cash outflow from returns on investments and servicing of finance of HK$907.7 million for the six months ended 31 December 2000 and HK$1,053.2 million for the six months ended 31 December 2001.

The Group incurred a net cash outflow from returns on investments and servicing of finance of HK$1,229.3 million for the year ended 30 June 1999, HK$991.3 million for the year ended 30 June 2000 and HK$1,401.8 million for the year ended 30 June 2001. Compared to 30 June 1999, the decrease of cash outflow in 2000 was primarily due to a decrease of HK$422.8 million in ordinary dividend paid. Compared to 30 June 2000, the increase of cash outflow in 2001 was primarily due to an increase in ordinary dividend paid of HK$201.5 million and a decrease in interest income received of HK$143.4 million.

The Group incurred a net cash inflow from investing activities of HK$88.7 million for the six months ended 31 December 2000 and HK$56.8 million for the six months ended 31 December 2001.

The Group incurred a net cash outflow from investing activities of HK$618.5 million for the year ended 30 June 1999, HK$934.8 million for the year ended 30 June 2000 and HK$422.1 million for the year ended 30 June 2001. For the three-year period, the Group's investing activities consisted primarily of the construction of The Summit in Hong Kong, The Grand Gateway and Plaza 66 in Shanghai.

The Group realised a net cash inflow of HK$12.0 million from financing activities for the six months ended 31 December 2000 and HK$1,129.5 million for the six months ended 31 December 2001.

The Group realised a net cash inflow of HK$2,809.5 million from financing activities for the year ended 30 June 1999, HK$551.8 million for the year ended 30 June 2000 and HK$4,124.7 million for the year ended 30 June 2001. The net cash inflow at 30 June 1999 primarily represented the Group's net drawdown of unsecured bank loans of HK$2,799.1 million. The net inflow at 30 June 2000 primarily represented the Group's issue of HK$540.0 million floating rate notes due 2004. The net inflow at 30 June 2001 primarily represented the Group's net drawdown of unsecured bank loans of HK$3,940.5 million.

Indebtedness and Contingent Liabilities

As at 31 December 2001, the Group had outstanding bank loans and overdrafts of HK$10,095.0 million, of which HK$470.0 million was repayable within one year, and HK$9,625.0 million was repayable within a period of two to five years. The Group's weighted average borrowing rate for the six months ended 31 December 2001 was 4.1 per cent. per annum. Net borrowings (bank loans and overdrafts less bank balances) of the Group as at 31 December 2001 were HK$6,307.0 million, representing approximately 22.8 per cent. of shareholders' funds and minority interests.

As at 31 December 2001, the Company had contingent liabilities of up to HK$10,638.4 million resulting principally from guarantees in favour of banks to secure various banking facilities for its subsidiaries.

As at 31 December 2001, the aggregate amounts of the Group's undrawn banking facilities together with bank deposits totalled HK$4,408.0 million, of which HK$3,788.0 million bank deposits, HK$300.0 million committed facilities and HK$320.0 million demand facilities.

As at 31 December 2001, the aggregate amounts of the Group's committed banking facilities totalled HK$11,020 million, of which HK$9,625 million was drawn.

Capital Expenditure

The table below shows the total gross capital expenditures of the Group for each of the years in the three years ended 30 June 2001 and the six months ended 31 December 2000 and 2001.

	Year ended 30 June			*Six months ended 31 December*	
	1999	*2000*	*2001*	*2000*	*2001*
			(HK$ million)		
Capital expenditure	3,042.3	2,080.9	4,771.8	3,385.1	646.6

The Group's capital expenditure requirements are principally in respect of development and renovations. Development of Airport Railway Kowloon Station Package Four accounted for approximately 42 per cent. of development capital expenditure as at 31 December 2001. Major renovations expenditure consisted principally of ongoing renovation and maintenance projects for investment properties such as Hang Lung Centre. The Group does not anticipate any major capital expenditure in 2002 and has only budgeted HK$72 million for such purpose, which will be used for funding certain small renovation projects.

Quantitative and Qualitative Disclosures about Market Risk

Substantially all of the Group's revenues and expenses are denominated in Hong Kong dollars. As at 31 December 2001, all of the Group's borrowings were denominated in Hong Kong dollars. It is the Group's policy to hedge known foreign exchange transaction exposure where feasible and cost effective. No such contract was outstanding as at 31 December 2001.

The following information is a summary of certain provisions of the Company's Articles of Association and certain other information concerning the Company. This summary does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Association.

As at the date of this Offering Circular, the authorised share capital of the Company is HK$6,000 million divided into (a) 4,500 million Shares and (b) 200,000 convertible cumulative preference shares of par value HK$7,500 each, and the issued share capital is HK$3,732.6 million divided into 2,889,333,907 Shares and 112,435 convertible cumulative preference shares of par value HK$7,500 each.

Restrictions on Ownership

There are no restrictions on the ownership of the Shares.

Transfers

All transfers of Shares may be effected by transfer in writing in the usual common form or in such other form as the Board may accept and may be under hand only. The instrument of transfer of any Share shall be executed by or on behalf of the transferor and by or on behalf of the transferee, and the transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered in the register in respect thereof. No transfer of Share shall be made to an infant or to a person of unsound mind or under other legal disability.

Register of Members and Record Dates

(a) The board of directors (the "Board") of the Company shall cause to be kept a register of the members and there shall be entered therein the particulars required under the Companies Ordinance.

(b) Subject to the provisions of the Companies Ordinance, if the Board considers it necessary or appropriate, the Company may establish and maintain a branch register or members at such location outside Hong Kong as the Board thinks fit.

(c) Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares on a particular date or at a point of time on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares. These provisions apply *mutatis mutandis* to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company.

(d) In relation to the Shares, the registrar is Computershare Hong Kong Investor Services Limited, and the register of members is kept at Computershare Hong Kong Investor Services Limited at 17th floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Pre-emptive Rights

The Companies Ordinance provides that the directors of a company may not, without the prior approval of the company in general meeting, exercise any power of the company to allot shares otherwise than under an offer pro rata by the company to its shareholders. As a matter of practice, the Company adopts in each year a general mandate authorising its directors to, among other things, (a) allot and issue and otherwise deal with additional shares in the capital of the Company, and to (b) allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or

similar rights to subscribe for any such shares or such convertible securities, up to the level permitted (currently, 20 per cent. of the company's issued share capital) by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), without the requirement for any specific approval.

Repurchases of Shares

The directors of the Company have been given a general unconditional mandate authorising them to exercise all the powers of the Company to repurchase its Shares at any time until (except in certain specified circumstances) the next annual general meeting of the Company up to a limit of 10 per cent. in aggregate of the nominal amount of the Shares in issue at the date of the passing of the resolution.

General Meetings

(a) The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notice calling it; and not more than fifteen months or such longer period as the Registrar of Companies may in any particular case authorise in writing shall elapse between the date of one annual general meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Board shall appoint.

(b) An annual general meeting and a meeting called for the passing of a special resolution shall be called by twenty-one days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by at least fourteen days' notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are entitled to receive such notices from the Company, provided that subject to the provisions of the Companies Ordinance, a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified, be deemed to have been duly called if it is so agreed:—

  (i) in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

  (ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of Shares giving that right.

(c) For all purposes the quorum for a general meeting shall be two members entitled to attend and vote at the meeting present in person or by proxy. No business shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

(d) If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the member or members entitled to attend and vote at the meeting present in person shall be a quorum and may transact the business for which the meeting was called.

(e) In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote the Chairman shall determine the same, and such determination shall be final and conclusive.

Voting Rights

Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under section 115 of the Companies Ordinance shall have one vote, and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder which is fully paid up or credited as fully paid up (but so that no amount paid up or credited as paid up on a share in advance of calls or instalments shall be treated as paid up on the share). On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. There are no limitations on the voting rights of non-residents or non-citizens of Hong Kong.

Dividend Rights

(a) The Company in general meeting may declare dividends in any currency but no dividends shall exceed the amount recommended by the Board.

(b) The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the position of the Company and, in particular (but without prejudice to the generality of the foregoing), if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

(c) The Board may also pay half-yearly or at other suitable intervals to be settled by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

(d) No dividend shall be payable except out of the profits of the Company. No dividend shall carry interest.

(e) Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

(f) (A) Whenever the Board or the Company in general meeting have resolved that a dividend be paid or declared on the share capital of the Company, the Board may further resolve

either:—

(i) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up on the basis that the shares so allotted shall be of the same class or classes as the class or classes already held by the allottee, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment.

or

(ii) that shareholders entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit on the basis that the shares so allotted shall be of the same class or classes as the class or classes of shares already held by the allottee.

(B) The shares allotted pursuant to the provisions of paragraph (f)(A) shall rank *pari passu* in all respects with the shares then in issue save only as regards participation:—

(i) in the relevant dividend (or the right to receive or to elect to receive an allotment of shares in lieu thereof as aforesaid); or

(ii) in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend

unless, contemporaneously with the announcement by the Board of its proposal to apply the provisions of sub-paragraph (i) or (ii) of paragraph (f)(A) in relation to the relevant dividend or contemporaneously with its announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (f)(A) shall rank for participation in such distribution, bonus or rights.

(C) The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (f)(A) with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Board may authorise any person to enter into on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(D) The Company may upon the recommendation of the Board by special resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (f)(A) a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(E) The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (f)(A) shall not be made available or made to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of such rights of election or the allotment of shares would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

(g) The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute by way of dividend.

(h) Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated as paid up on the share.

Winding Up

If the Company shall be wound up, the surplus assets remaining after payment to all creditors and holders of the Company's convertible cumulative preference shares shall be divided among the members in proportion to the capital paid up on the shares held by them respectively, and if such surplus assets shall be insufficient to repay the whole of the paid up capital, they shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them respectively, but all subject to the rights of any shares which may be issued on special terms or conditions. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Ordinance, divide among the members in specie or kind the whole or any part of the assets of the Company and whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other assets upon which there is a liability.

Listing

The Shares are listed on the Hong Kong Stock Exchange. Application has been made to the Hong Kong Stock Exchange for the listing of the Shares issuable upon conversion of the New Bonds.

TAXATION

The statements herein regarding taxation are based on the laws in force as of the date of this Offering Circular and are subject to any changes in law occurring after such date, which changes could be made on a retroactive basis. The following summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Bonds or Shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities or commodities) may be subject to special rules. Prospective purchasers of Bonds should consult their own tax advisors concerning the tax consequences of their ownership of the Bonds and Shares.

British Virgin Islands

As the Issuer is incorporated pursuant to the International Business Companies Act (Cap. 291) of the British Virgin Islands, (i) payment of principal and interest in respect of the Bonds will not be subject to taxation in the British Virgin Islands, (ii) no withholding tax will be required to be deducted by the Issuer on such payments to any holder of a Bond and (iii) the Bonds will not be liable to stamp duty in the British Virgin Islands. Gains derived from the sale of Bonds by persons who are not otherwise liable to British Virgin Islands income tax will not be subject to British Virgin Islands income tax. The British Virgin Islands currently has no capital gains tax, estate duty, inheritance tax or gift tax.

Hong Kong

*(A) **Bonds***

Profits Tax. No tax in Hong Kong will be withheld from or be chargeable on payments of principal in respect of the Bonds.

Hong Kong profits tax is charged on every person carrying on a trade, profession or business in Hong Kong in respect of assessable profits arising in or derived from Hong Kong from such trade, profession or business.

Under the Inland Revenue Ordinance (Cap. 112) of Hong Kong as it is currently applied, Hong Kong profits tax may be charged on revenue profits arising on the sale, disposal, conversion or redemption of Bonds where such sale, disposal, conversion or redemption is or forms part of a trade, profession or business carried on in Hong Kong.

Interest on the Bonds will be subject to Hong Kong profits tax where such interest has a Hong Kong source, and is received by or accrues to:

(a) a financial institution (as defined in the Inland Revenue Ordinance (Cap. 112) of Hong Kong) and arises through or from the carrying on by the financial institution of its business in Hong Kong; or

(b) a corporation carrying on a trade, profession or business in Hong Kong; or

(c) a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and such interest is in respect of the funds of the trade, profession or business.

Stamp Duty. No Hong Kong stamp duty will be chargeable upon the issue, transfer (for so long as the register of holders of the Bonds is maintained outside Hong Kong) or conversion of a Bond.

Estate Duty. No estate duty is payable under the Estate Duty Ordinance (Cap. 111) of Hong Kong in respect of Bonds registered outside Hong Kong.

(B) Shares

Dividends. Under the current law, no tax is payable in Hong Kong in respect of dividends paid by the Company, either by withholding or otherwise.

Profits Tax. Although no tax is imposed in Hong Kong in respect of capital gains, Hong Kong profits tax may be chargeable on trading gains arising on the sale or disposal of the Shares where such transactions are or form part of a trade, profession or business carried on in Hong Kong.

Stamp Duty. Hong Kong stamp duty is payable on any purchase and sale of Shares for as long as the transfer thereof is required to be registered in Hong Kong. The duty is charged on each of the purchaser and the seller at the ad valorem rate of 0.1 per cent. of the consideration for, or (if greater) the value of, the Shares bought and sold. In other words, a total of 0.2 per cent. is currently payable on a typical sale and purchase transaction of Shares. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5. Where a sale or purchase of Shares registered on a Hong Kong share register is effected by a person who is not resident in Hong Kong and any stamp duty payable thereon is not paid, the relevant instrument of transfer (if any) is chargeable with such duty in default and the transferee is liable to pay such duty.

Estate Duty. Shares listed on the Hong Kong Stock Exchange are required by the rules of the Hong Kong Stock Exchange to be recorded on a share register in Hong Kong. The effect of the Hong Kong Stock Exchange requirement may be that the Shares are Hong Kong property for the purposes of the Estate Duty Ordinance (Cap. 111) and accordingly Hong Kong estate duty may be payable in respect of the Shares on the death of any person (wherever the person resides or is domiciled).

Proposed EU Savings Directive

The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain individual Member States to opt instead for a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final and may be subject to further amendment and/or clarification.

SUBSCRIPTION AND SALE

CSFB has, pursuant to the Subscription Agreement dated 23 May 2002, agreed with the Issuer and the Company, subject to the satisfaction of certain conditions, to subscribe or procure subscribers for the New Bonds at the issue price of 101 per cent. of the principal amount of the New Bonds plus accrued interest in respect of the period from 27 March 2002 to the Closing Date less an all-in fee calculated at 2.5 per cent. on the principal amount of the New Bonds. The Subscription Agreement may be terminated by CSFB in certain circumstances prior to payment for the New Bonds to the Issuer. The Issuer has agreed to indemnify CSFB against certain liabilities in connection with the issue of the New Bonds. In addition, CSFB was granted an option under the Subscription Agreement, at its discretion, to subscribe, or procure subscribers for, up to a further HK$200,000,000 aggregate principal amount of Bonds at any time, on or before the 30th day following the Closing Date. This option was exercised by CSFB in full on 24 May 2002.

Each of the Issuer and the Company has agreed in the Subscription Agreement with CSFB that neither it nor any of its subsidiaries or other affiliates over which it exercises management or voting control, nor any person acting on its or their behalf will, for a period of 90 days after the Closing Date, without the prior written consent of CSFB (such consent not to be unreasonably withheld), issue, offer, sell, contract to sell, pledge or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal) securities issued or guaranteed by the Issuer or the Company and having a maturity of more than one year from the date of issue, any Shares of the Company or securities convertible or exchangeable into or exercisable for Shares of the Company or warrants or other rights to purchase Shares of the Company or any security or financial product whose value is determined directly or indirectly by reference to the price of the underlying securities, including equity swaps, forward sales and options or American depositary shares representing the right to receive any such securities except issuances of Shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of the Subscription Agreement, or the exercise of any other employee stock options outstanding on the date of the Subscription Agreement.

It has been further agreed that the obligations of CSFB to subscribe and pay for the Bonds are subject to, inter alia, the execution, on or prior to the Closing Date, of a lock-up agreement in a form satisfactory to CSFB by Hang Lung whereby, for a period 90 days after the Closing Date, it will undertake not to sell any Shares or enter into other transactions with a similar effect as described in the paragraph above.

CSFB has agreed in the Subscription Agreement to waive (i) the lock-up covenant of the Issuer and the Company set out in the subscription agreement dated 6 March 2002 between the Issuer, the Company and CSFB relating to the Existing Bonds (the "Existing Subscription Agreement") and (ii) the lock-up covenant contained in the lock-up agreement dated 27 March 2002 between Hang Lung and CSFB (the "Lock-Up Agreement"), in each case, soley for the purpose of the issue of the New Bonds. Under the Existing Subscription Agreement and the Lock-Up Agreement, each of the Issuer, the Company and Hang Lung had undertaken not to sell any Shares or enter into any other transaction with a similar effect as described in the preceding two paragraphs for a period of 90 days after 27 March 2002.

No action has been taken or will be taken in any jurisdiction that would permit a public offering of the New Bonds, or possession or distribution of this Offering Circular or any amendment or supplement thereto or any other offering or publicity material relating to the New Bonds, in any country or jurisdiction where action for that purpose is required. CSFB will comply with all applicable laws and regulations in each jurisdiction in which it acquires, purchases, offers or sells the New Bonds or has in its possession or distributes this Offering Circular or any amendment or supplement thereto or any other offering material, in all cases at its own expense. CSFB is not authorised to make any representation or use any information in connection with the issue, subscription and sale of the New Bonds other than as contained in this Offering Circular or any amendment or supplement thereto.

The New Bonds, the Guarantee and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the Securities Act. CSFB has

represented that it has offered and sold the Bonds, and has agreed that it will offer and sell the Bonds, the Guarantee and the Shares to be issued upon conversion of the Bonds (i) as part of their distribution at any time and (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, only in accordance with Rule 903 of Regulation S. Accordingly, neither it, its affiliates, nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the New Bonds, the Guarantee or the Shares to be issued upon conversion of the Bonds, and it and they have complied and will comply with the offering restrictions requirement of Regulation S. CSFB has further agreed that, at or prior to confirmation of sale of New Bonds, the Guarantee and the Shares to be issued upon conversion of the New Bonds, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases New Bonds, the Guarantee and the Shares to be issued upon conversion of the New Bonds from it during the distribution compliance period a confirmation or notice to substantially the following effect:

> "The Securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S." Terms used in this paragraph have the meanings given to them by Regulation S."
>
> Terms used in this paragraph have the meanings given to them by Regulation S.

CSFB has represented and agreed that it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the New Bonds, will not offer or sell any New Bonds to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any New Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Company; and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the New Bonds in, from or otherwise involving the United Kingdom.

CSFB has represented and agreed that (1) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any New Bonds other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong and (2) it has not issued and will not issue any invitation or advertisement relating to the Bonds in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the New Bonds which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding, of securities, whether as principal or agent.

CSFB has represented and agreed that the New Bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and that the New Bonds which it subscribes will be subscribed by it as principal and that, in connection with the initial offering of the New Bonds, it will not, directly or indirectly, offer or sell any New Bonds in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other applicable laws and regulations of Japan.

CSFB has acknowledged that this Offering Circular will not be registered as a prospectus with the Registrar of Companies and Businesses in Singapore. Accordingly, CSFB has represented and agreed that it has not offered or sold and will not offer or sell the New Bonds, nor will it circulate or distribute this Offering Circular or any other offering document or material relating to the New Bonds, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"), (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Singapore Companies Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore Companies Act.

GENERAL INFORMATION

1. **Clearing Systems:** The New Bonds, when issued on the Closing Date, will rank *pari passu* with, and will be consolidated and form a single series for all purposes with the Existing Bonds. The New Bonds have been accepted for clearance through Euroclear and Clearstream under a temporary Common Code of 014888934, a temporary International Securities Identification Number of XS0148889347 and a temporary Sedol Number of 7374430. From the Closing Date, the New Bonds will cease to be tradable under these temporary security codes and will be traded interchangeably with the Existing Bonds under Common Code 014476342, International Securities Identification Number XS0144763421 and Sedol Number 7324532.

2. **Listing of Shares:** Application has been made to the Listing Division of the Hong Kong Stock Exchange for the listing of and permission to deal in the Shares arising on conversion of the Bonds.

3. **Listing of Bonds:** Application has been made to list the New Bonds on the Luxembourg Stock Exchange. The legal notice relating to the issue of the New Bonds and the Memorandum and Articles of Association of each of the Issuer and the Company will be lodged with the Chief Registrar of the District Court in Luxembourg (*Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg*), where such documents will be available for inspection and where copies thereof can be obtained upon request. As long as the Bonds are listed on the Luxembourg Stock Exchange, the Issuer will maintain an Agent in Luxembourg.

4. **Authorisations:** The Issuer and the Company have obtained all necessary consents, approvals and authorisations in connection with the issue and performance of the New Bonds and the Guarantee respectively. The issue of the New Bonds was authorised by resolutions of the Board of Directors of the Issuer passed on 23 May 2002 and 10 June 2002 and the giving of the Guarantee in respect of the New Bonds was authorised by resolutions of the Board of Directors of the Guarantor on 23 May 2002 and 10 June 2002.

5. **No Material Adverse Change:** Except as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of the Company and the Group since 30 June 2001, no material adverse change in the financial position or prospects of the Group since 30 June 2001 and there has been no significant change in the financial or trading position and no material adverse change in the financial position or prospects of the Issuer since its incorporation.

6. **Litigation:** Neither the Issuer nor the Company or any of its subsidiaries is involved in any litigation or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Issuer or the Group nor is the Issuer or the Company aware that any such proceedings are pending or threatened.

7. **Available Documents:** Copies (and certified English translations where the documents are not in English) of the following documents will be available at the specified office of the Paying, Conversion and Transfer Agent in Luxembourg for as long as the Bonds are listed on the Luxembourg Stock Exchange:

   - Memorandum and Articles of Association of the Issuer;
   - Memorandum and Articles of Association of the Company;
   - a copy of the report of KPMG, the Company's independent accountants, in respect of the audited consolidated financial statements of the Company as at and for the years ended 30 June 2001, 2000 and 1999;
   - a copy of the unaudited consolidated interim financial statements of the Company as at and for the six month periods ended 31 December 2001 and 2000;
   - the Subscription Agreement dated 23 May 2002, as supplemented by a letter dated 24 May 2002, relating to the New Bonds; and

- the Principal Trust Deed dated 27 March 2002 and the Supplemental Trust Deed to be dated on or before 14 June 2002 constituting the Bonds (which includes the form of the Global Certificate representing the New Bonds and the definitive Certificates), the Principal Agency Agreement dated 27 March 2002 and the Supplemental Agency Agreement to be dated on or about 14 June 2002.

In addition, copies of the most recent annual financial statements of the Company and interim financial statements published by the Company, will be available in English at the specified office of the Paying, Conversion and Transfer Agent in Luxembourg for as long as the Bonds are listed on the Luxembourg Stock Exchange. The Company does not publish any interim financial statements on an audited basis nor does it publish any interim non-consolidated financial statements. Since the date of its incorporation, no financial statements of the Issuer have been prepared. The Issuer is not required by British Virgin Islands law, and does not intend, to publish any financial statements. If financial statements are prepared by the Issuer in future, copies of the most recent financial statements of the Issuer will be available in English at the specified office of the Paying, Conversion and Transfer Agent in Luxembourg for so long as the Bonds are listed on the Luxembourg Stock Exchange.

8. **Auditors:** KPMG, the auditors of the Company, have given and have not withdrawn their written consent to the issue of this document with the inclusion in it of their report in the form and context in which it is included.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND US GAAP

The accompanying audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") which differ in certain significant aspects from accounting principles generally accepted in the United States of America ("US GAAP"). A brief description of certain significant differences between HK GAAP and US GAAP is set out below. The organisations that promulgate HK GAAP and US GAAP have projects ongoing that could have a significant impact on future comparisons such as this. This summary is not intended to provide a comprehensive listing of all existing or future differences between HK GAAP and US GAAP including those specifically related to the Group or the industries in which the Group operates. Had the Group undertaken to identify the differences specifically affecting their consolidated financial statements presented in the Offering Circular, other potentially significant differences may have come to the attention of the Group which are not set out in the following summary.

Accordingly there can be no assurance that this summary of certain significant differences between HK GAAP and US GAAP provides a complete description of all differences which may have a significant impact on the Group's consolidated financial statements. US GAAP is generally more restrictive and comprehensive than HK GAAP regarding the recognition and measurement of transactions, account classifications and disclosure requirements. No attempt has been made in this summary to identify disclosure, presentation or classification differences that would affect the manner in which transactions and resulting balances are reflected in the consolidated financial statements of the Group or the notes thereto.

Management has not quantified the effects of the differences between HK GAAP and US GAAP discussed below.

HK GAAP | **US GAAP**

Investment properties

HK GAAP: Investment properties are revalued annually by independent appraisers. Surpluses arising on revaluation are taken to the investment property revaluation reserve. Deficits arising on revaluation are first set off against previous surpluses and thereafter taken to the consolidated income statement.

US GAAP: Investment properties are carried at depreciated historical cost. Write-up of investment property cost to current value is not acceptable. Depreciation is provided on all buildings, including investment properties, unless held for sale. Investment properties must be tested periodically for impairment.

Leases

HK GAAP: Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits are classified as operating leases.

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases.

US GAAP: SFAS No.13 *Accounting for Leases*, establishes standards of financial accounting and reporting for leases by lessees and lessors. SFAS No. 13 requires that if one or more of the following criteria is met a lease must be classified as a capital lease: (i) the lease transfers ownership of the property to the lessee by the end of the lease term; (ii) the lease term contains a bargain purchase option; (iii) the lease term is equal to 75 per cent. or more of the estimated economic life of the leased property; or (iv) the present value at the beginning of the minimum lease payments equal to or greater than 90 per cent. of the fair

HK GAAP	US GAAP
Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.	value of the leased property. All other leases are accounted for as operating leases and rent expense is recognised on a straight-line basis over the term of the lease.
Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies. Revenue arising from operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.	During the lease term of a finance lease, each minimum lease payment shall be allocated between a reduction of the obligation and interest so as to produce a constant periodic rate of interest on the remaining balance of the obligation.
Business combinations, Goodwill	
Prior to 1 July 2001, goodwill, being any excess of the cost of the acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired could be either (i) written off against reserves in the year of acquisition, or (ii) recognised as an asset then amortised to the consolidated income statement in a systematic basis over its estimated useful life. Negative goodwill was accounted for as a capital reserve on consolidation. For the purposes of the Group's consolidated financial statements, the Group adopted method (i) for periods prior to 1 July 2001. With effect from 1 July 2001, the Group adopted SSAP 30 "*Business Combinations*", and goodwill arising from new acquisitions is recognised as an asset and amortised to the consolidated income statement on a straight line basis over its estimated useful life. The amortisation period reflects the best estimate of the period during which future economic benefits are expected to flow to the enterprise. There is a rebuttable presumption that the useful life of goodwill will not exceed twenty years from initial recognition. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill not exceeding the value of non-monetary assets	SFAS No. 141, *Business Combinations*, requires use of the purchase method of accounting for all combinations initiated after 30 June 2001, thereby eliminating use of the pooling-of-interests method. Under SFAS No. 141, purchase consideration is allocated to the fair value of all identifiable assets and liabilities, including intangible assets that meet one of two criteria: the contractual-legal criteria or the separability criteria. The balance or shortfall of purchase consideration after allocation represents goodwill or negative goodwill, respectively. Negative goodwill is allocated proportionately to the acquired assets (not including financial assets, other than investments accounted for under the equity method, assets held for sale, deferred tax assets, prepaid pension assets and other current assets) but not below zero. Any remaining negative goodwill is recognised immediately in the consolidated income statement as an extraordinary gain. SFAS No. 142, *Goodwill and Other intangible Assets* provides guidance on how to account for goodwill and intangible assets after the acquisition is complete. This Statement provides that intangible assets that have an indefinite useful life and goodwill will no longer be amortised and will be tested for impairment at least annually. Previously, goodwill and all intangible assets were required to be amortised over their estimated useful lives.

HK GAAP	US GAAP
acquired is recognised in the consolidated income statement over the weighted average useful life of the non-monetary assets. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised in the consolidated income statement immediately.	The Statement will apply to existing goodwill and intangible assets, beginning with fiscal years starting after 15 December 2001. Goodwill and intangible assets that have an indefinite useful life, that were acquired in transactions completed after 30 June 2001, will not be amortised.
Deferred tax	
Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.	Under US GAAP, in accordance with SFAS No. 109, *Accounting for Income taxes*, deferred taxes are required to be recorded on differences between the book basis and the tax basis of all assets and liabilities and their reported amounts in the consolidated financial statements to reflect what will result in taxable or deductible amounts in future years. Deferred taxes for temporary differences are established using currently enacted tax rates expected to exist in the period in which the difference is anticipated to reverse. Deferred tax liabilities are recognised regardless of the likelihood of reversal of such amounts and deferred tax assets are reduced by a valuation allowance to the extent that it is "more likely than not" that the deferred tax asset will be realised.
Foreign currency translation	
Foreign currency transactions are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies and the results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the consolidated income statement with the exception of those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve.	Under US GAAP, foreign currency transaction gains and losses are included in consolidated net income. The financial statements of a company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated from the functional currency to the reporting currency at exchange rates as at the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting cumulative transaction adjustments are recorded as a separate component of shareholders' equity as other comprehensive income.
Dividend payable	
Prior to 1 July 2001, dividends declared were recognised as liabilities in the period to which they related. Effective 1 July 2001, dividends declared are recognised as liabilities in the period in which they are declared by directors (in the case of interim dividends) or approved by shareholders (in the case of final dividends).	Under US GAAP, dividends are only deducted from shareholders' equity at the date of declaration of the declared dividend.

INDEX TO FINANCIAL STATEMENTS

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED INCOME STATEMENTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2000 AND 2001 (UNAUDITED)

	Note	*2001* HK$ million	*2000* HK$ million
Turnover	2	1,242.6	1,604.6
Other revenue		55.6	142.7
Direct costs and operating expenses		(441.8)	(616.1)
Administrative expenses		(39.5)	(42.9)
Profit from operations before finance costs		816.9	1,088.3
Finance costs	3	(116.5)	(155.3)
Operating profit		700.4	933.0
Share of results of jointly controlled entities		29.2	21.4
Profit before taxation	2 & 3	729.6	954.4
Taxation	4(a)	(61.7)	(99.9)
Profit after taxation		667.9	854.5
Minority interests		(9.9)	—
		658.0	854.5
Preference dividend	5	(24.1)	(24.1)
Net profit attributable to ordinary shareholders		633.9	830.4
Interim dividend at 11¢ (2000: 11¢) per ordinary share		317.8	318.0
Earnings per ordinary share	6	21.9¢	28.7¢

The annexed notes form part of the interim financial statements.

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED BALANCE SHEETS
AT 31 DECEMBER 2000 AND 2001 (UNAUDITED)

	Note	*2001* *HK$ million*	*2000* *HK$ million*
ASSETS			
Non-current assets			
Fixed assets		27,807.1	27,706.7
Interest in jointly controlled entities		1,477.5	1,394.1
Loans and investments		20.5	14.3
		29,305.1	29,115.1
Current assets			
Properties under development		7,825.7	6,564.5
Trade and other receivables	7	149.0	139.3
Cash and deposits with banks		3,788.0	3,341.7
		11,762.7	10,045.5
Current liabilities			
Bank loans and overdrafts		470.0	390.6
Trade and other payables	8	1,374.3	3,807.3
Taxation	4(b)	249.5	564.8
Preference dividend payable		6.0	6.0
Proposed ordinary dividend		—	318.0
		2,099.8	5,086.7
Net current assets		9,662.9	4,958.8
Total assets less current liabilities		38,968.0	34,073.9
Non-current liabilities			
Bank loans		9,625.0	4,486.0
Other borrowings		1,370.6	1,407.8
		10,995.6	5,893.8
Minority interests		412.5	483.0
NET ASSETS		27,559.9	27,697.1
CAPITAL AND RESERVES			
Share capital	9	3,732.6	3,734.4
Reserves		23,509.5	23,962.7
Proposed ordinary dividend		317.8	—
Shareholders' funds		27,559.9	27,697.1

The annexed notes form part of the interim financial statements.

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2000 AND 2001 (UNAUDITED)

	2001	*2000*
	HK$ million	*HK$ million*
Net cash inflow/ (outflow) from operating activities	36.3	(563.6)
Net cash outflow from returns on investments and servicing of finance	(1,053.2)	(907.7)
Hong Kong profits tax paid	(106.3)	(131.1)
Net cash inflow from investing activities	56.8	88.7
Net cash outflow before financing	(1,066.4)	(1,513.7)
Net cash inflow from financing	1,129.5	12.0
Increase/ (Decrease) in cash and cash equivalents	63.1	(1,501.7)
Cash and cash equivalents at 1 July	3,722.9	4,836.8
Cash and cash equivalents at 31 December	3,786.0	3,335.1
Analysis of the balances of cash and cash equivalents		
Cash and deposits with banks	3,788.0	3,341.7
Bank overdrafts	(2.0)	(6.6)
	3,786.0	3,335.1

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF RECOGNISED GAINS AND LOSSES
FOR THE SIX MONTHS ENDED 31 DECEMBER 2000 AND 2001 (UNAUDITED)

	2001	*2000*
	HK$ million	*HK$ million*
Net gains not recognised in the consolidated income statement	—	1.2
Net profit for the period	633.9	830.4
Less: Realisation of capital reserves on disposal of investment properties	(80.3)	(293.8)
Total recognised gains	553.6	537.8

Notes:

1. **Basis of preparation**

The financial statements have been derived from the unaudited interim financial statements for the six months ended, and at 31 December 2000 and 2001, which have been prepared using the same accounting policies and methods of computation as that adopted in the annual financial statements for the year ended 30 June 2001 except the Group has adopted the new and revised SSAPs with effect from 1 July 2001 as described below for the interim financial statements for the six months ended, and at 31 December 2001.

(a) **Proposed dividends**

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividend declared or proposed after balance sheet date are not recognised as a liability at balance sheet date but recognised as a separate component of shareholders' funds. Proposed ordinary dividend of HK$317.8 million as at 31 December 2001 is recognised as a separate component of shareholders' funds.

(b) **Segment reporting**

In note 2 to these interim financial statements, the Group has disclosed segment revenue and results as defined under SSAP 26 "Segment reporting". In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format. Comparative information has been given.

(c) **Goodwill/negative goodwill**

In prior years, goodwill/negative goodwill arising on consolidation of subsidiaries and jointly controlled entities, representing the excess/shortfall of the cost of the acquisition over the appropriate share of the fair value of the separable net assets at the date of acquisition, was taken to reserves in the year in which it arose. On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill/negative goodwill is included in calculating the profit or loss on disposal.

With effect from 1 July 2001, the Group adopted an accounting policy to recognise goodwill as an asset which is amortised on a straight-line basis over its estimated useful life and for negative goodwill to be recognised in the consolidated income statement in accordance with the provisions of SSAP 30 "Business combinations". On disposal of a subsidiary or jointly controlled entity, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement is included in the calculation of the profit or loss on disposal.

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill/negative goodwill that arose from acquisitions prior to 1 July 2001, which has been previously taken to reserves.

2. Segment information

	Turnover			Profit before taxation		
	2001	*2000*	*1999*	*2001*	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
(a) Business segment						
Property leasing......	936.8	866.7	943.0	717.1	678.8	758.2
Property sales.........	305.8	737.9	7.4	83.7	309.7	3.2
	1,242.6	1,604.6	950.4	800.8	988.5	761.4
Interest income...........				55.6	142.7	193.8
Administrative expenses................				(39.5)	(42.9)	(49.4)
Finance costs.............				(116.5)	(155.3)	(177.1)
				700.4	933.0	728.7
Share of results of jointly controlled entities....................				29.2	21.4	13.7
				729.6	954.4	742.4
(b) Geographical segment						
Group						
- Hong Kong......	1,154.8	1,604.6	950.4	753.7	988.5	761.4
- Mainland China............	87.8	—	—	47.1	—	—
	1,242.6	1,604.6	950.4	800.8	988.5	761.4
Jointly controlled entities						
- Hong Kong......				15.4	12.4	13.7
- Mainland China............				13.8	9.0	—
				830.0	1,009.9	775.1
Interest income...........				55.6	142.7	193.8
Administrative expenses................				(39.5)	(42.9)	(49.4)
Finance costs.............				(116.5)	(155.3)	(177.1)
				729.6	954.4	742.4

For the current period, turnover comprised of revenue from the Group's principal businesses. Interest income included as part of turnover in previous years is now presented as other revenue and comparative figures have been restated to conform with current period's classification.

3. Profit before taxation

	2001	*2000*
	HK$ million	*HK$ million*
Profit before taxation is arrived at after charging/ (crediting):		
Finance costs		
Interest on borrowings..	224.5	231.0
Other ancillary borrowing costs...	8.9	13.4
Total borrowing costs...	233.4	244.4
Less: Borrowing costs capitalised..	(116.9)	(89.1)
	116.5	155.3
Depreciation..	14.7	14.2
Interest income..	(55.6)	(142.7)

4. **Taxation**

(a) Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the period. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2001	*2000*
	HK$ million	*HK$ million*
Group		
- Hong Kong	59.5	98.1
Jointly controlled entities		
- Hong Kong	2.2	1.8
	61.7	99.9

(b) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the grounds of prudence.

5. **Preference dividend**

The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each. The preference dividend is in respect of the six months ended 31 December 2001 and 2000.

6. **Earnings per ordinary share**

The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$633.9 million (2000: HK$830.4 million) and the weighted average number of 2,890.3 million (2000: 2,891.1 million) ordinary shares in issue during the period.

No diluted earnings per ordinary share is presented for both periods as the Company's convertible cumulative preference shares did not give rise to any dilution.

7. **Trade and other receivables**

Included in trade and other receivables are trade debtors with the following ageing analysis:

	2001	*2000*
	HK$ million	*HK$ million*
Within 1 month	39.9	38.3
1 - 3 months	9.1	6.3
Over 3 months	2.1	2.5
	51.1	47.1

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

8. **Trade and other payables**

Included in trade and other payables are trade creditors with the following ageing analysis:

	2001	*2000*
	HK$ million	*HK$ million*
Within 1 month	226.1	179.1
Over 3 months	307.9	96.7
	534.0	275.8

9. Share capital

	2001	2000
	HK$ million	*HK$ million*
Issued and fully paid		
2,889,333,907 (2000: 2,891,113,407) ordinary shares of HK$1 each	2,889.3	2,891.1
112,435 (2000: 112,435) 5.5% convertible cumulative preference shares of HK$7,500 each	843.3	843.3
	3,732.6	3,734.4

Repurchase of ordinary shares

During the six months ended 31 December 2001, the Company repurchased 1,779,500 of its own ordinary shares on The Stock Exchange of Hong Kong Limited, details of which are shown below:

Month	*Number of ordinary shares*	*Highest price paid*	*Lowest price paid*	*Aggregate consideration paid*
		HK$	*HK$*	*HK$ million*
October 2001	1,779,500	7.55	7.10	13.2

The aggregate consideration of HK$13.2 million paid was charged against retained profits and the nominal value of the ordinary shares repurchased of HK$1.8 million was transferred to capital redemption reserve. All such ordinary shares were cancelled upon repurchase.

10. Capital commitments

At 31 December 2001, capital commitments contracted but not provided for, amounted to HK$118.6 million (2000: HK$455.3 million).

11. Related party transactions

(a) The Group contributed funds as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai and the amount outstanding at 31 December 2001 was HK$1,110.5 million (2000: HK$1,079 million).

(b) A fellow subsidiary of the Company contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at 31 December 2001 was HK$317.4 million (2000: HK$287.9 million).

(c) During the six months ended 31 December 2001, the Group repaid the back-to-back loan provided by a wholly-owned subsidiary of Hang Lung Group Limited of HK$180 million. The loan was unsecured, interest-bearing and was repayable on demand.

(d) The Group purchased from Hang Lung Group Limited and its wholly-owned subsidiary, their interests in properties at Blue Pool Road, Happy Valley, Hong Kong ("the Properties"), for a cash consideration determined on the basis of independent valuation of approximately HK$125 million in November 2000. The Properties are old three-storeyed residential buildings and cover a total site area of approximately 2,236 square metres.

AUDITORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AS AT AND FOR THE THREE YEARS ENDED 30 JUNE 1999, 2000 AND 2001

AUDITORS' REPORT

To the Shareholders of Hang Lung Properties Limited (formerly Amoy Properties Limited)
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages F-10 to F-37 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 1999, 2000 and 2001 and of the Group's profit and cash flows for the years then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 24 September 2001

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED 30 JUNE 1999, 2000 AND 2001
(Expressed in Hong Kong dollars)

	Note	*2001*	*2000*	*1999*
		HK$ million	*HK$ million*	*HK$ million*
Turnover	2(a)	2,748.4	2,221.3	2,765.0
Other income		—	—	150.0
Direct costs and operating expenses		(744.3)	(378.1)	(451.3)
Administrative expenses		(86.3)	(90.6)	(119.8)
Profit from operations before finance costs		1,917.8	1,752.6	2,343.9
Finance costs	3(a)	(266.2)	(354.5)	(273.2)
Operating profit	3	1,651.6	1,398.1	2,070.7
Share of results of jointly controlled entities		51.5	39.3	27.0
Profit before taxation	2(b)	1,703.1	1,437.4	2,097.7
Taxation	5(a)	(271.1)	(171.0)	(148.8)
Profit after taxation		1,432.0	1,266.4	1,948.9
Preference dividend	7	(48.3)	(48.2)	(53.3)
Net profit attributable to ordinary shareholders	6	1,383.7	1,218.2	1,895.6
Ordinary dividends	7	(1,156.4)	(1,041.1)	(985.4)
Retained profit for the year	21	227.3	177.1	910.2
Earnings per ordinary share	8			
Basic		47.9¢	42.1¢	66.2¢
Diluted		N/A	N/A	65.4¢

The annexed notes form part of these accounts.

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED BALANCE SHEETS
AT 30 JUNE 1999, 2000 AND 2001
(Expressed in Hong Kong dollars)

		Group		
		2001	*2000*	*1999*
	Note	*HK$ million*	*HK$ million*	*HK$ million*
ASSETS				
Non-current assets				
Fixed assets	9	27,928.7	27,772.6	25,794.7
Interest in jointly controlled entities	11	1,449.0	1,355.7	1,161.4
Investments	12	13.9	15.9	18.2
		29,391.6	29,144.2	26,974.3
Current assets				
Properties under development	13	7,290.0	3,787.0	2,540.6
Trade and other receivables	14	139.6	127.4	437.7
Cash and deposits with banks		3,724.8	4,854.1	5,461.3
		11,154.4	8,768.5	8,439.6
Current liabilities				
Bank loans and overdrafts	15	2,182.4	5,017.3	—
Trade and other payables	16	1,633.2	2,286.9	1,646.9
Taxation	5(b)	296.3	597.9	675.8
Preference dividend payable	7	30.2	30.1	30.0
Proposed final ordinary dividend	7	838.4	751.7	578.8
		4,980.5	8,683.9	2,931.5
Net current assets		6,173.9	84.6	5,508.1
Total assets less current liabilities		35,565.5	29,228.8	32,482.4
Non-current liabilities				
Long term liabilities	17	8,159.5	1,433.3	5,921.0
Minority interests	19	386.9	318.2	268.5
		8,546.4	1,751.5	6,189.5
NET ASSETS		27,019.1	27,477.3	26,292.9
CAPITAL AND RESERVES				
Share capital	20	3,734.4	3,734.4	3,737.3
Reserves	21	23,284.7	23,742.9	22,555.6
Shareholders' funds		27,019.1	27,477.3	26,292.9

The annexed notes form part of these accounts.

HANG LUNG PROPERTIES LIMITED
BALANCE SHEETS
AT 30 JUNE 1999, 2000 AND 2001
(Expressed in Hong Kong dollars)

		Company		
		2001	*2000*	*1999*
	Note	*HK$ million*	*HK$ million*	*HK$ million*
ASSETS				
Non-current assets				
Fixed assets	9	43.0	43.0	46.4
Interest in subsidiaries	10	18,374.4	16,826.8	15,547.1
		18,417.4	16,869.8	15,593.5
Current assets				
Trade and other receivables		2.8	10.7	0.8
Cash and deposits with banks		18.2	5.8	—
		21.0	16.5	0.8
Current liabilities				
Bank loans and overdrafts	15	182.4	17.3	—
Trade and other payables	16	3.9	3.4	3.0
Taxation	5(b)	10.5	13.1	12.2
Preference dividend payable	7	30.2	30.1	30.0
Proposed final ordinary dividend	7	838.4	751.7	578.8
		1,065.4	815.6	624.0
Net current liabilities		(1,044.4)	(799.1)	(623.2)
NET ASSETS		17,373.0	16,070.7	14,970.3
CAPITAL AND RESERVES				
Share capital	20	3,734.4	3,734.4	3,737.3
Reserves	21	13,638.6	12,336.3	11,233.0
Shareholders' funds		17,373.0	16,070.7	14,970.3

The annexed notes form part of these accounts.

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED 30 JUNE 1999, 2000 AND 2001
(Expressed in Hong Kong dollars)

		2001		*2000*		*1999*	
	Note	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Net cash (outflow)/inflow from operating activities	(a)		(2,845.9)		994.7		(138.8)
Returns on investments and servicing of finance							
Interest received		236.5		379.9		522.9	
Interest and other ancillary borrowing costs paid		(486.0)		(416.3)		(352.5)	
Finance lease charges paid		(62.9)		(64.6)		(66.0)	
Dividends received from jointly controlled entities		28.5		26.0		24.8	
Preference dividend paid		(48.2)		(48.1)		(67.5)	
Ordinary dividends paid		(1,069.7)		(868.2)		(1,291.0)	
Net cash outflow from returns on investments and servicing of finance			(1,401.8)		(991.3)		(1,229.3)
Taxation							
Hong Kong profits tax paid			(568.8)		(244.9)		(73.2)
Investing activities							
Purchase of fixed assets		(998.0)		(685.2)		(462.9)	
Disposal of fixed assets		750.2		13.4		9.1	
Purchase of subsidiaries	(b)	(125.0)		—		—	
Advances to jointly controlled entities		(51.3)		(265.3)		(167.4)	
Repayment of advances from unlisted investments		2.0		2.3		2.7	
Net cash outflow from investing activities			(422.1)		(934.8)		(618.5)
Net cash outflow before financing			(5,238.6)		(1,176.3)		(2,059.8)
Financing							
New bank loans		13,122.0		—		3,310.0	
Repayment of bank loans		(9,181.5)		—		(510.9)	
Contributions from minority shareholders		211.9		49.7		28.3	
Capital element of finance lease		(27.7)		(22.6)		(17.9)	
Repurchase of ordinary shares		—		(15.3)		—	
Issue of floating rate notes		—		540.0		—	
Net cash inflow from financing	(c)		4,124.7		551.8		2,809.5
(Decrease)/Increase in cash and cash equivalents			(1,113.9)		(624.5)		749.7
Cash and cash equivalents at 1 July			4,836.8		5,461.3		4,711.6
Cash and cash equivalents at 30 June	(d)		3,722.9		4,836.8		5,461.3

Notes to the Consolidated Cash Flow Statements
(Expressed in Hong Kong dollars)

(a) Reconciliation of operating profit to net cash (outflow)/inflow from operating activities

	2001	2000	1999
	HK$ million	HK$ million	HK$ million
Operating profit	1,651.6	1,398.1	2,070.7
Interest income	(225.2)	(375.7)	(519.6)
Finance lease charges	62.9	64.6	66.0
Interest and other ancillary borrowing costs	203.3	289.9	207.2
Depreciation	28.5	28.7	29.0
Profit on disposal of investment properties	(320.2)	(8.1)	(154.9)
Increase in properties under development	(3,388.7)	(1,244.1)	(2,540.6)
Decrease in trade and other receivables	14.0	312.7	31.4
(Decrease)/Increase in land premium payable	(1,021.0)	1,021.0	—
Increase/(Decrease) in creditors and accrued expenses	79.5	(2.4)	74.8
Increase/(Decrease) in deposits received	11.8	(0.8)	(60.4)
Increase/(Decrease) in amounts due to fellow subsidiaries	60.0	(499.9)	655.0
Exchange difference	(2.4)	10.7	2.6
Net cash (outflow)/inflow from operating activities	(2,845.9)	994.7	(138.8)

(b) Purchase of subsidiaries

	2001	2000	1999
	HK$ million	HK$ million	HK$ million
Net assets acquired			
Fixed assets	125.0	—	—
Satisfied by			
Cash	125.0	—	—

(c) Analysis of changes in financing during the year

	Share capital (including premium)	*Minority interests*	*Bank loans*	*Floating rate notes*	*Finance lease obligations*	*Retained profits*
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*
Balance at 1 July 1998	12,562.3	240.1	2,210.9	—	950.8	5,500.2
Net cash flow from financing	—	28.3	2,799.1	—	(17.9)	—
Transfer to capital redemption reserve on conversion of convertible cumulative preference shares	(360.5)	—	—	—	—	—
Profit for the year	—	—	—	—	—	910.2
Exchange difference	—	0.1	—	—	—	—
Balance at 30 June 1999	12,201.8	268.5	5,010.0	—	932.9	6,410.4
Net cash flow from financing	—	49.7	—	540.0	(22.6)	(15.3)
Repurchase of ordinary shares	(2.9)	—	—	—	—	—
Profit for the year	—	—	—	—	—	177.1
Balance at 30 June 2000	12,198.9	318.2	5,010.0	540.0	910.3	6,572.2
Net cash flow from financing	—	211.9	3,940.5	—	(27.7)	—
Share of revaluation deficit	—	(143.2)	—	—	—	—
Profit for the year	—	—	—	—	—	227.3
Balance at 30 June 2001	12,198.9	386.9	8,950.5	540.0	882.6	6,799.5

(d) Analysis of the balances of cash and cash equivalents as shown in the consolidated balance sheet

	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Cash and deposits with banks maturing within three months of the balance sheet date	3,724.8	4,854.1	5,461.3
Bank overdrafts repayable within three months from the date of advance	(1.9)	(17.3)	—
	3,722.9	4,836.8	5,461.3

HANG LUNG PROPERTIES LIMITED
CONSOLIDATED STATEMENTS OF RECOGNISED GAINS AND LOSSES
FOR THE YEARS ENDED 30 JUNE 1999, 2000 AND 2001
(Expressed in Hong Kong dollars)

	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
(Deficit)/Surplus on revaluation of investment properties	(401.9)	1,095.4	(4,023.8)
Surplus/(Deficit) on revaluation of investment properties held by jointly controlled entities	22.8	(80.3)	(53.2)
Exchange (losses)/gains on translation of overseas subsidiaries	(2.4)	10.7	2.5
Net (losses)/ gains not recognised in the consolidated income statement	(381.5)	1,025.8	(4,074.5)
Net profit for the year	1,432.0	1,266.4	1,948.9
Less: Realisation of capital reserve on disposal of investment properties	(304.0)	(3.2)	(10.5)
Total recognised gains/(losses)	746.5	2,289.0	(2,136.1)

NOTES ON THE ACCOUNTS
(Expressed in Hong Kong dollars)

1 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties as explained in accounting policy 1(g)1 below.

(c) Basis of consolidation

The consolidated accounts incorporate the accounts of Hang Lung Properties Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany transactions are eliminated on consolidation.

(d) Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each subsidiary individually. Any such provisions are recognised as an expense in the income statement.

(e) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any provisions for diminution in value which is other than temporary as determined by the directors for each jointly controlled entity individually. The results of jointly controlled entities are included in the Company's income statement to the extent of dividends received and receivable at the balance sheet date.

(f) Capital reserve or goodwill on consolidation

Capital reserve or goodwill arising on consolidation represents the excess or deficit respectively of the fair value of the separable net assets of the subsidiaries and jointly controlled entities at the respective acquisition dates over the value of the consideration paid. Goodwill is written off directly to reserves in the year in which it arises. On disposal of a subsidiary or a jointly controlled entity, the attributable amount of capital reserve or goodwill is included in the calculation of the profit or loss on disposal.

(g) Properties

1. *Investment properties*

Investment properties are properties held as long term capital investments for rental purposes. They are stated at their open market value which is assessed annually by external qualified valuers, except for investment properties with an unexpired lease term of 20 years or less which are stated at amortised cost. Surpluses arising on revaluation are credited to the investment property revaluation reserve; deficits arising on revaluation are firstly set off against any previous revaluation surpluses on a portfolio basis and thereafter taken to the consolidated income statement. Revaluation surpluses or deficits are dealt with in the consolidated income statement upon disposal.

1 PRINCIPAL ACCOUNTING POLICIES (continued)

(g) Properties (continued)

1. *Investment properties (continued)*

Properties under development are stated at cost, including borrowing costs capitalised, if any, and professional fees, less any provision for diminution in value which is other than temporary as considered necessary by the directors. A property developed for rental purposes is classified as an investment property when the construction work and development have been completed.

2. *Properties under development for sale*

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Property development costs include borrowing costs capitalised, if any, and professional fees, plus attributable profit taken to date, less sums received from stakeholders. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

When a development property is sold in advance of completion, recognition of profit commences when the sale and purchase agreement has been signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of payment for the properties pre-sold, with due allowance for contingencies.

3. *Other fixed assets*

Other fixed assets are stated at cost less accumulated depreciation.

4. *Leased assets*

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in accounting policy 1(h) below. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in accounting policy 1(j)1 below.

(h) Depreciation

1. *Investment properties*

No depreciation is provided for investment properties with an unexpired lease term of over 20 years as the valuation takes into account the state of each property at the date of valuation.

Depreciation is provided for investment properties with an unexpired lease term of 20 years or less. It is calculated to write off the carrying value on a straight line basis over the remaining term of the leases.

2. *Properties under development*

No depreciation is provided for properties under development.

1 **PRINCIPAL ACCOUNTING POLICIES (continued)**

(h) Depreciation (continued)

3. *Other fixed assets*

Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

Leasehold land	unexpired lease term
Buildings	50 years or unexpired lease term, whichever is shorter
Furniture and equipment	5-10 years
Motor vehicles	5 years

(i) Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(j) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the consolidated income statement as follows:

1. *Rental income*

Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

2. *Disposal of investment properties*

Revenue from disposal of investment properties is recognised upon signing of the sale and purchase agreements.

3. *Interest income*

Interest on bank deposits and mortgage loans is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

4. *Dividends*

Dividends are recognised when the right to receive payment is established.

(k) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(l) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies and the results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the consolidated income statement with the exception of those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve.

(m) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

2 TURNOVER AND PROFIT BEFORE TAXATION

The principal activities of the Company are investment holding and, through its subsidiaries, property leasing for rental income, property development for sale, car park management and property management.

As the majority of the activities of the Group during the years were carried out in Hong Kong, a geographical analysis of turnover and profit before taxation is not included. An analysis of the Group's turnover and profit before taxation from the principal activities is as follows:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
(a) Turnover			
Property leasing	1,760.8	1,833.2	2,229.5
Disposal of investment properties	762.4	12.4	15.9
Interest income	225.2	375.7	519.6
	2,748.4	2,221.3	2,765.0
(b) Profit before taxation			
Property leasing	1,500.3	1,488.2	1,689.8
Disposal of investment properties	320.2	8.1	154.9
Net interest (expenses)/income	(31.1)	31.7	253.0
	1,789.4	1,528.0	2,097.7
Less: Administrative expenses *(Note)*	(86.3)	(90.6)	—
	1,703.1	1,437.4	2,097.7

Note: Profit before taxation by activity is presented before deduction of administrative expenses for the year ended 30 June 2000 onwards.

3 OPERATING PROFIT

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Operating profit is arrived at after charging/(crediting):			
(a) Finance costs			
Interest on bank loans and other borrowings repayable within 5 years	429.0	401.5	351.4
Finance lease charges	62.9	64.6	66.0
Other ancillary borrowing costs	22.1	15.2	11.8
Total borrowing costs	514.0	481.3	429.2
Less: Borrowing costs capitalised *(Note i)*	(247.8)	(126.8)	(156.0)
	266.2	354.5	273.2
(b) Other items			
Auditors' remuneration	2.4	2.7	2.2
Cost of investment properties sold	442.2	4.3	N/A
Depreciation	28.5	28.7	29.0
Rental income less direct outgoings of HK$325.3 million (2000: HK$345.4 million, 1999: HK$412.6 million)	(1,435.5)	(1,487.8)	(1,816.9)
Staff costs *(Note ii)*	109.0	101.6	98.5

Notes:

(i) The borrowing costs have been capitalised at an average rate of 6.3% (2000: 7.2%, 1999: 7.8%) per annum for properties under development.

(ii) The amount relates to reimbursed cost for services provided to the Group in Hong Kong by employees of subsidiaries of Hang Lung Group Limited and costs relating to staff employed outside Hong Kong by the Company's subsidiary.

4 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

	Group		
	2001	*2000*	*1999*
Fees	*HK$ million*	*HK$ million*	*HK$ million*
Independent Non-Executive Directors	0.2	0.2	0.2
Other directors	0.3	0.3	0.2
	0.5	0.5	0.4

Directors are not salaried employees of the Company, but receive directors' fees.

The number of directors whose emoluments fell within the following band is as follows:

	Number of directors		
	2001	*2000*	*1999*
Nil - HK$1,000,000	9	8	8

During year ended 30 June 2001, the emoluments of the five highest paid individuals in the Group being staff employed outside Hong Kong by the Company's subsidiary totalled HK$0.9 million of which salaries and allowances and the Group's contribution to pension scheme amounted to HK$0.8 million and HK$0.1 million respectively. Emoluments of all five highest paid individuals in the Group fell within the band of HK$nil to HK$1,000,000.

5 TAXATION

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
(a) Taxation in the consolidated income statement represents:			
Provision for Hong Kong profits tax at 16% for the year	153.1	169.4	200.9
Estimated underprovision/(overprovision) in respect of previous years	114.1	(2.4)	(50.9)
Share of jointly controlled entities' taxation	3.9	4.0	(1.2)
	271.1	171.0	148.8

(b) Taxation in the balance sheets represents:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Provision for Hong Kong profits tax for the year	153.1	169.4	200.9
Estimated provision for Hong Kong profits tax relating to previous years	143.2	428.5	474.9
	296.3	597.9	675.8

	Company		
	2001	2000	1999
	HK$ million	*HK$ million*	*HK$ million*
Provision for Hong Kong profits tax for the year	9.4	2.3	11.9
Estimated provision for Hong Kong profits tax relating to previous years	1.1	10.8	0.3
	10.5	13.1	12.2

5 **TAXATION (continued)**

(c) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date for the two years ended 30 June 2001 and 2000, the outcome of the said dispute remained undetermined and substantial tax provision has been made in the accounts on the grounds of prudence.

(d) Deferred taxation being future taxation arising from balancing charges upon disposal of investment properties is HK$64.5 million (2000: HK$48.1 million) has not been provided as its realisation is not assured beyond reasonable doubt.

6 **NET PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS**

Net profit attributable to ordinary shareholders includes a profit of HK$2,458.7 million (2000: HK$2,160.2 million, 1999: HK$1,775.4 million) which has been dealt with in the accounts of the Company.

7 **DIVIDENDS**

	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Preference dividend			
Dividend on the convertible cumulative preference shares of HK$7,500 each issued in November 1993 which bear dividend at 5.5% per annum on a reference amount of US$1,000 each			
Amount paid	18.1	18.1	23.3
Amount payable	30.2	30.1	30.0
	48.3	48.2	53.3
Ordinary dividends			
Interim dividend paid of 11 cents (2000: 10 cents; 1999: 14 cents) per share	318.0	289.4	404.8
Proposed final dividend of 29 cents (2000: 26 cents; 1999: 20 cents) per share	838.4	751.7	578.8
Underprovision of prior year's final dividend as a result of conversion of convertible cumulative preference shares subsequent to year-end	—	—	1.8
	1,156.4	1,041.1	985.4
	1,204.7	1,089.3	1,038.7

8 **EARNINGS PER ORDINARY SHARE**

(a) The calculation of earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$1,383.7 million (2000: HK$1,218.2 million, 1999: HK$1,895.6 million) and the weighted average number of 2,891.1 million (2000: 2,893.7 million, 1999: 2,865.2 million) ordinary shares in issue during the year.

(b) No diluted earnings per ordinary share is presented for the two years ended 30 June 2001 and 2000 as the Company's convertible cumulative preference shares did not give rise to any dilution.

The calculation of diluted earnings per ordinary share in 1999 was based on the adjusted net profit attributable to ordinary shareholders of HK$1,948.9 million and the weighted average number of 2,980.2 million ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

9 FIXED ASSETS

	Group			
	Investment properties	*Properties under development*	*Other fixed assets*	*Total*
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Cost or valuation:				
At 1 July 2000	23,233.4	4,707.3	21.1	27,961.8
Additions				
-through acquisition of subsidiaries	—	125.0	—	125.0
-others	213.7	1,123.3	4.3	1,341.3
Transfers	3,073.1	(3,073.1)	—	—
Disposals	(736.6)	—	—	(736.6)
Deficit on revaluation	(545.1)	—	—	(545.1)
At 30 June 2001	25,238.5	2,882.5	25.4	28,146.4
Accumulated depreciation:				
At 1 July 2000	185.9	—	3.3	189.2
Charge for the year	28.3	—	0.2	28.5
At 30 June 2001	214.2	—	3.5	217.7
Net book value:				
At 30 June 2001	25,024.3	2,882.5	21.9	27,928.7
Cost or valuation of the fixed assets at 30 June 2001 is made up as follows:				
Valuation	24,906.5	—	—	24,906.5
Cost	332.0	2,882.5	25.4	3,239.9
	25,238.5	2,882.5	25.4	28,146.4
Cost or valuation:				
At 1 July 1999	21,907.8	4,025.4	22.0	25,955.2
Additions	237.5	681.9	0.3	919.7
Disposals	(7.3)	—	(1.2)	(8.5)
Surplus on revaluation	1,095.4	—	—	1,095.4
At 30 June 2000	23,233.4	4,707.3	21.1	27,961.8
Accumulated depreciation:				
At 1 July 1999	157.7	—	2.8	160.5
Charge for the year	28.2	—	0.5	28.7
At 30 June 2000	185.9	—	3.3	189.2
Net book value:				
At 30 June 2000	23,047.5	4,707.3	17.8	27,772.6
Cost or valuation of the fixed assets at 30 June 2000 is made up as follows:				
Valuation	23,002.7	—	—	23,002.7
Cost	230.7	4,707.3	21.1	4,959.1
	23,233.4	4,707.3	21.1	27,961.8

9 FIXED ASSETS (continued)

	Group			
	Investment properties	Properties under development	Other fixed assets	Total
	HK$ million	HK$ million	HK$ million	HK$ million
Cost or valuation:				
At 1 July 1998	25,843.1	3,514.5	21.6	29,379.2
Additions	107.6	510.9	0.4	618.9
Disposals	(19.1)	—	—	(19.1)
Deficit on revaluation	(4,023.8)	—	—	(4,023.8)
At 30 June 1999	21,907.8	4,025.4	22.0	25,955.2
Accumulated depreciation:				
At 1 July 1998	129.5	—	2.0	131.5
Charge for the year	28.2	—	0.8	29.0
At 30 June 1999	157.7	—	2.8	160.5
Net book value:				
At 30 June 1999	21,750.1	4,025.4	19.2	25,794.7
At 30 June 1998	25,713.6	3,514.5	19.6	29,247.7
Cost or valuation of the fixed assets at 30 June 1999 is made up as follows:				
Valuation	21,677.1	—	—	21,677.1
Cost	230.7	4,025.4	22.0	4,278.1
	21,907.8	4,025.4	22.0	25,955.2

An analysis of net book value of investment properties is as follows:

	Group		
	2001	2000	1999
	HK$ million	HK$ million	HK$ million
Long leases in Hong Kong	17,582.5	18,044.7	17,011.1
Medium term leases in Hong Kong	5,100.0	4,958.0	4,666.0
Medium term leases outside Hong Kong	2,224.0	—	—
Short lease in Hong Kong	117.8	44.8	73.0
	25,024.3	23,047.5	21,750.1

An analysis of net book value of properties under development is as follows:

	Group		
	2001	2000	1999
	HK$ million	HK$ million	HK$ million
Long leases in Hong Kong	662.3	499.1	454.7
Medium term leases in Hong Kong	1,767.7	1,462.2	1,245.1
Medium term leases outside Hong Kong	452.5	2,746.0	2,325.6
	2,882.5	4,707.3	4,025.4

9 FIXED ASSETS (continued)

All investment properties of the Group held under long and medium term leases were revalued as at 30 June 2001, 2000 and 1999 by Chesterton Petty Limited, chartered surveyors, on an open market value basis calculated on total rental income after taking into account reversionary income potential.

The net book value of investment properties of the Group of HK$25,024.3 million (2000: HK$23,047.5 million, 1999: HK$21,750.1 million) included an amount of HK$2,103.0 million (2000: HK$1,953.0 million, 1999: HK$1,776.0 million) in respect of an asset held under a finance lease.

The Group leases out its investment properties under operating leases and subleases in respect of those under finance lease. The leases typically run for an initial period of two to five years, with an option to renew the leases after that date at which time all terms are renegotiated. Lease payments are usually adjusted regularly to reflect market rentals and include contingent rentals, calculated based on a percentage of the turnover of the tenants and the amount of contingent rentals received for the year is HK$13.8 million (2000: HK$10.2 million).

	Company		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Valuation:			
Investment properties — medium term leases in Hong Kong	43.0	46.4	51.6
Deficit on revaluation	—	(3.4)	(5.2)
Net book value	43.0	43.0	46.4

At 30 June 2001, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

	Group			*Company*
	Subleases	*Other leases*	*Total*	*Other leases*
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*
Within 1 year	124.4	1,402.4	1,526.8	1.3
After 1 year but within 5 years	255.3	1,586.4	1,841.7	1.1
After 5 years	308.1	255.7	563.8	0.2
	687.8	3,244.5	3,932.3	2.6

10 INTEREST IN SUBSIDIARIES

	Company		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Unlisted shares, at cost	3,893.6	3,893.6	3,893.6
Amounts due from subsidiaries	19,272.9	19,166.4	18,884.5
Amounts due to subsidiaries	(4,792.1)	(6,233.2)	(7,231.0)
	18,374.4	16,826.8	15,547.1

Details of principal subsidiaries are set out in note 28.

11 INTEREST IN JOINTLY CONTROLLED ENTITIES

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Share of net assets - unlisted shares	329.3	287.3	358.3
Amounts due from jointly controlled entities	1,119.7	1,068.4	803.1
	1,449.0	1,355.7	1,161.4

Details of jointly controlled entities are set out in note 29.

12 INVESTMENTS

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Unlisted shares, at cost	0.1	0.1	0.1
Advances	13.8	15.8	18.1
	13.9	15.9	18.2

13 PROPERTIES UNDER DEVELOPMENT

The Group's properties under development are located in Hong Kong and includes an amount of HK$5,886.5 million (2000: HK$1,101.1 million; 1999: HK$2,540.6 million) which are not expected to be completed for sale within one year.

14 TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade debtors with the following ageing analysis:

	Group	
	2001	*2000*
	HK$ million	*HK$ million*
Within 1 month	34.0	27.4
1 - 3 months	4.8	3.7
Over 3 months	4.2	5.7
	43.0	36.8

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

15 BANK LOANS AND OVERDRAFTS

At 30 June, bank loans and overdrafts were unsecured and repayable as follows:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Within 1 year or on demand	2,182.4	5,017.3	—
After 1 year but within 2 years	—	—	5,000.0
After 2 years but within 5 years	6,770.0	10.0	10.0
Total after 1 year but within 5 years *(Note 17)*	6,770.0	10.0	5,010.0
	8,952.4	5,027.3	5,010.0

	Company		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Within 1 year or on demand	182.4	17.3	—

16 TRADE AND OTHER PAYABLES

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Land premium payable	—	1,021.0	—
Creditors and accrued expenses *(Note i)*	693.8	398.3	278.6
Deposits received *(Note ii)*	449.3	437.5	438.3
Amounts due to fellow subsidiaries	490.1	430.1	930.0
	1,633.2	2,286.9	1,646.9

	Company		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Creditors and accrued expenses	3.6	3.2	2.8
Deposits received	0.3	0.2	0.2
	3.9	3.4	3.0

Notes:

(i) Creditors and accrued expenses include retention money payable of HK$70.3 million (2000: HK$70.4 million) which is not expected to be settled within one year.

(ii) Deposits received of HK$445.1 million (2000: HK$409.9 million; 1999: HK$438.3 million) are not expected to be settled within one year.

16 TRADE AND OTHER PAYABLES (continued)

Included in trade and other payables are trade creditors with the following ageing analysis:

	Group	
	2001	*2000*
	HK$ million	*HK$ million*
Within 1 month	222.1	162.0
Over 3 months	390.9	76.7
	613.0	238.7

	Company	
	2001	*2000*
	HK$ million	*HK$ million*
Within 1 month	0.2	—
Over 3 months	0.3	0.3
	0.5	0.3

17 LONG TERM LIABILITIES

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Bank loans - unsecured *(Note 15)*	6,770.0	10.0	5,010.0
Finance lease obligations *(Note 18)*	848.8	882.6	910.3
Floating rate notes due 2004 *(Note)*	540.0	540.0	—
Land premium	0.7	0.7	0.7
	8,159.5	1,433.3	5,921.0

Note: The floating rate notes were issued by the Company's subsidiary and were listed in October 1999 on The Stock Exchange of Hong Kong Limited.

18 FINANCE LEASE OBLIGATIONS

At 30 June 2001 and 2000, total minimum lease payments under finance lease and their present values were as follows:

	Group		
	Present value of minimum lease payments	*Interest expenses relating to future periods*	*Total minimum lease payments*
	2001		
	HK$ million	*HK$ million*	*HK$ million*
Amounts payable			
Within 1 year	33.8	60.8	94.6
After 1 year but within 5 years	206.2	212.3	418.5
After 5 years	642.6	159.7	802.3
	848.8	372.0	1,220.8
	882.6	432.8	1,315.4
	2000		
	HK$ million	*HK$ million*	*HK$ million*
Amounts payable			
Within 1 year	27.7	62.9	90.6
After 1 year but within 5 years	176.3	225.7	402.0
After 5 years	706.3	207.2	913.5
	882.6	432.9	1,315.5
	910.3	495.8	1,406.1

At 30 June 1999, obligations under finance lease were repayable as follows:

	Group
	1999
	HK$ million
Amounts payable	
Within 1 year	87.2
After 1 year but within 5 years	386.0
After 5 years	1,020.1
	1,406.1
	1,493.3

19 MINORITY INTERESTS

	Group		
	2001	2000	1999
	HK$ million	HK$ million	HK$ million
Share of equity and reserves in subsidiaries	(125.4)	8.4	13.0
Contributions from minority shareholders	512.3	309.8	255.5
	386.9	318.2	268.5

20 SHARE CAPITAL

	2001	2000	1999
	HK$ million	HK$ million	HK$ million
Authorised			
4,500,000,000 ordinary shares of HK$1 each	4,500.0	4,500.0	4,500.0
200,000 5.5% convertible cumulative preference shares of HK$7,500 each	1,500.0	1,500.0	1,500.0
	6,000.0	6,000.0	6,000.0
Issued and fully paid			
2,891,113,407 (2000: 2,891,113,407; 1999: 2,894,041,407) ordinary shares of HK$1 each	2,891.1	2,891.1	2,894.0
112,435 (2000: 112,435; 1999: 112,435) 5.5% convertible cumulative preference shares of HK$7,500 each	843.3	843.3	843.3
	3,734.4	3,734.4	3,737.3

Convertible Cumulative Preference Shares

As of balance sheet date, the number of outstanding convertible cumulative preference shares is 112,435 (2000: 112,435; 1999: 112,435) with conversion rights to 86,125,210 (2000: 86,125,210; 1999: 86,125,210) ordinary shares, exercisable at any time from 26 December 1993.

21 RESERVES

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Capital reserves			
Share premium	8,464.5	8,464.5	8,464.5
Investment property revaluation reserve:			
At 1 July	6,991.1	5,898.7	9,932.7
(Deficit)/Surplus for the year	(401.9)	1,095.4	(4,023.8)
Surplus realised on property disposal	(304.0)	(3.0)	(10.2)
At 30 June	6,285.2	6,991.1	5,898.7
Capital reserve on consolidation:			
At 1 July	275.6	275.8	276.1
Amounts released to the consolidated income statement on disposal of investment properties	—	(0.2)	(0.3)
At 30 June	275.6	275.6	275.8
Revaluation reserve attributable to investment properties held by jointly controlled entities:			
At 1 July	116.7	197.0	250.2
Surplus/(Deficit) for the year	22.8	(80.3)	(53.2)
At 30 June	139.5	116.7	197.0
Capital redemption reserve:			
At 1 July	1,306.6	1,303.7	943.2
Repurchase of ordinary shares	—	2.9	—
Conversion of convertible cumulative preference shares	—	—	360.5
At 30 June	1,306.6	1,306.6	1,303.7
Exchange fluctuation reserve arising on translation of overseas subsidiaries:			
At 1 July	16.2	5.5	3.0
During the year	(2.4)	10.7	2.5
At 30 June	13.8	16.2	5.5
	16,485.2	17,170.7	16,145.2
Retained profits			
At 1 July	6,572.2	6,410.4	5,500.2
Retained profit for the year	227.3	177.1	910.2
Aggregate consideration paid on ordinary shares repurchased	—	(15.3)	—
At 30 June	6,799.5	6,572.2	6,410.4
	23,284.7	23,742.9	22,555.6
Statement of retained profits:			
Group companies	6,649.1	6,440.9	6,288.4
Jointly controlled entities	150.4	131.3	122.0
	6,799.5	6,572.2	6,410.4

21 RESERVES (continued)

	Company		
	2001	2000	1999
	HK$ million	HK$ million	HK$ million
Capital reserves			
Share premium	8,464.5	8,464.5	8,464.5
Investment property revaluation reserve:			
At 1 July	38.8	42.2	47.4
Deficit for the year	—	(3.4)	(5.2)
At 30 June	38.8	38.8	42.2
Capital redemption reserve:			
At 1 July	1,306.6	1,303.7	943.2
Repurchase of ordinary shares	—	2.9	—
Conversion of convertible cumulative preference shares	—	—	360.5
At 30 June	1,306.6	1,306.6	1,303.7
	9,809.9	9,809.9	9,810.4
Retained profits			
At 1 July	2,526.4	1,422.6	632.6
Retained profit for the year	1,302.3	1,119.1	790.0
Aggregate consideration paid on ordinary shares repurchased	—	(15.3)	—
At 30 June	3,828.7	2,526.4	1,422.6
	13,638.6	12,336.3	11,233.0

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2001 was HK$3,828.7 million (2000: HK$2,526.4 million; 1999: HK$1,422.6 million).

Revaluation surpluses arising from the valuation of investment properties are not subject to deferred taxation as the disposal of these assets at their carrying value would result in capital gains which are not subject to any material tax liability.

22 CONTINGENT LIABILITIES

At 30 June, contingent liabilities were as follows:

	Company		
	2001	2000	1999
	HK$ million	HK$ million	HK$ million
Guarantees given to banks to secure banking facilities	9,314.9	9,344.2	10,304.2

23 CAPITAL COMMITMENTS

At 30 June, capital commitments not provided for in the accounts were as follows:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Contracted for	213.7	732.3	1,047.7
Authorised but not contracted for	—	—	83.2
	213.7	732.3	1,130.9

In addition, the Group's share of capital commitments of a jointly controlled entity was as follows:

	Group		
	2001	*2000*	*1999*
	HK$ million	*HK$ million*	*HK$ million*
Contracted for	—	—	259.0
Authorised but not contracted for	—	—	158.7
	—	—	417.7

24 PENSION SCHEME AND COSTS

Services are provided to the Group by employees of subsidiaries of Hang Lung Group Limited which are covered by the provident fund scheme operated for Hang Lung Group.

Staff in the Company's subsidiary operating in Shanghai, the People's Republic of China ("PRC"), are members of a retirement benefits scheme (the "PRC RB Scheme") operated by the local municipal government in the PRC. The only obligation of the PRC subsidiary is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiary. Total contributions made by the PRC subsidiary for the year ended 30 June 2001 amounted to HK$1.3 million (2000: HK$0.4 million).

25 RELATED PARTY TRANSACTIONS

2001

(a) Lockoo Limited and Kelvey Limited, both wholly-owned subsidiaries of the Company, purchased from Hang Lung Group Limited ("HLG") and its wholly-owned subsidiary, Rosper Limited, their interests in properties at Blue Pool Road, Happy Valley, Hong Kong (the "Properties"), for a cash consideration determined on the basis of independent valuation of approximately HK$125 million on 23 November 2000 for residential development. The Properties are old three-storeyed residential buildings and cover a total site area of approximately 2,236 sq.m..

(b) During the financial year ended 30 June 2001, Hang Lung (Administration) Limited ("HLAL") continued to lease from Rioloy Limited ("Rioloy"), a wholly-owned subsidiary of the Company, office premises situate at 26/F to 29/F of Standard Chartered Bank Building, Central. During the period from 15 August 2000 to 30 June 2001, HLAL leased from Rioloy office premises situate at 24/F of Standard Chartered Bank Building. HLAL is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 60% owned subsidiary of HLG. Income received and receivable therefrom by the Group for the financial year ended 30 June 2001 is HK$12.9 million. The transactions were negotiated in the ordinary and usual course of business of the parties thereto and on normal commercial terms.

25 RELATED PARTY TRANSACTIONS (continued)

(c) There are three monthly licences between HLAL and Hang Lick Company Limited ("Hang Lick"), Pocaliton Limited ("Pocaliton") and Hang Chui Company Limited ("Hang Chui"), all wholly-owned subsidiaries of the Company, for the use of the exhibition hall of Queensway Plaza, a unit on Ground Floor of Vienna Mansion, Causeway Bay and some office spaces of Hang Lung Centre respectively for office and commercial use, on a month to month basis. HLAL is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 60% owned subsidiary of HLG. Total amount received and receivable from HLAL under the three licences for the financial year ended 30 June 2001 is HK$3.5 million. All of the above licences were negotiated in the ordinary and the usual course of business of the parties thereto and on normal commercial terms.

(d) Hang Lung Treasury Limited ("HLT") continued to provide a HK$180 million back-to-back loan to HLP Treasury Limited ("HLPT"), a wholly-owned subsidiary of the Company. HLT is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 60% owned subsidiary of HLG. The amount of loan outstanding was HK$180 million at the end of the year. The loan is unsecured, bears interest at the actual interest cost payable by HLT to financial institutions unrelated to the Group, and is repayable on demand.

(e) During the year, Kornhill Recreation Club Limited, a wholly-owned subsidiary of the Company, paid a fixed sum fee of HK$0.9 million to a fellow subsidiary, Grand Hotel Group Limited, for the provision of administrative services to Kornhill Recreation Club.

(f) During the year, the Group paid HK$86.1 million to certain wholly-owned subsidiaries of HLG for the Group's share of administrative and rental services provided by these fellow subsidiaries. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the Group.

(g) The Group has contributed funds as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai and the amount outstanding at the end of the year was HK$1,095.8 million.

(h) A fellow subsidiary of the Company has contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the year was HK$312.3 million.

2000

(a) Agreement was entered into between Rioloy, a wholly-owned subsidiary of the Company, and HLAL, for HLAL to use the office premises situate at 26/F to 29/F of Standard Chartered Bank Building, Central for a period of 3 years from 1 September 1999 to 31 August 2002, at a monthly charge of HK$707,264 and monthly management fee of HK$158,029. HLAL is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 57.9% owned subsidiary of HLG. Income received and receivable therefrom by the Group for the financial year ended 30 June 2000 and each of the financial years ending 30 June 2001, 2002 and 2003 is HK$8.7 million, HK$10.4 million, HK$10.4 million and HK$1.7 million respectively. The transaction was negotiated in the ordinary and usual course of business of parties thereto and on normal commercial terms.

(b) There are three monthly licences between HLAL and Hang Lick, Pocaliton and Hang Chui, all wholly-owned subsidiaries of the Company, for the use of the exhibition hall of Queensway Plaza, a unit on Ground Floor of Vienna Mansion, Causeway Bay and some office spaces of Hang Lung Centre respectively for office and commercial use, on a month to month basis. HLAL is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 57.9% owned subsidiary of HLG. Aggregate monthly licence fees and management fees amount to HK$279,000 and HK$14,250 respectively and total amount received and receivable from HLAL under the three licences for both the financial year ended 30 June 2000 and the financial year ending 30 June 2001 is HK$3.5 million. All of the above licences were negotiated in the ordinary and the usual course of business of parties thereto and on normal commercial terms.

(c) HLT continued to provide a HK$720.0 million back-to-back loan to HLPT, a wholly-owned subsidiary of the Company. HLT is a wholly-owned subsidiary of HLG and as at balance sheet date, the Company is a 57.9% owned subsidiary of HLG. During the year, partial repayments of the loan were made and as at balance sheet date, the amount of loan outstanding was HK$180.0 million. The loan is unsecured, bears interest at the actual interest cost payable by HLT to financial institutions unrelated to the Group, and is repayable on demand.

25 RELATED PARTY TRANSACTIONS (continued)

(d) During the year, Kornhill Recreation Club Limited, a wholly-owned subsidiary of the Company paid a fixed sum fee of HK$0.9 million to a fellow subsidiary, Grand Hotel Group Limited for the provision of administrative services to Kornhill Recreation Club.

(e) During the year, the Group paid HK$82.0 million to certain wholly-owned subsidiaries of HLG for the Group's share of administrative and rental services provided by these fellow subsidiaries. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the Group.

(f) The Group has contributed funds as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai and the amount outstanding at the end of the year was HK$1,054.4 million.

(g) A fellow subsidiary of the Company has contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the year was HK$253.2 million.

1999

(a) During the year, the Group paid rental commission and administrative fees totalling HK$111.5 million to fellow subsidiaries for the provision of rental agency and administrative services. The amount payable by the Group is calculated by reference to turnover.

(b) On 17 June 1999, a wholly owned subsidiary of the Company, HLPT, obtained a back-to-back loan of HK$720.0 million from its fellow subsidiary, HLT. The loan is unsecured, bears interest at the actual interest cost payable by HLT to financial institutions unrelated to the Group, and is repayable on demand. As at balance sheet date, the amount outstanding was HK$720.0 million.

(c) The Group has contributed funds as capital investment, to a jointly controlled entity for the development of The Grand Gateway, a property project in Shanghai, and the amount outstanding at the end of the year was HK$787.5 million.

(d) A fellow subsidiary of the Company has contributed funds as capital investment, to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the year was HK$220.6 million.

26 ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company at 30 June 2001, 2000 and 1999 to be Hang Lung Group Limited which is incorporated in Hong Kong.

27 COMPARATIVE FIGURES

From year end 30 June 2001 onwards, analysis of the Group's profit before taxation from principal activities disclosed in note 2(b) is before deduction of administrative expenses as this is considered a better presentation of the Group's results. Accordingly, comparative figures for 2000 in this note have been reclassified to conform with the 2001 presentation.

ISSUER

HLP International Treasury Limited
P.O. Box 957
Offshore Incorporations Centre
Road Town
Tortola
British Virgin Islands

GUARANTOR

Hang Lung Properties Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road
Central
Hong Kong

AUDITORS OF THE GUARANTOR

KPMG
8th Floor
Prince's Building
Central
Hong Kong

TRUSTEE

The Bank of New York
48th Floor
One Canada Square
London E14 5AL

PRINCIPAL PAYING, CONVERSION AND TRANSFER AGENT

The Bank of New York
48th Floor
One Canada Square
London E14 5AL

LISTING AGENT

Dexia Banque Internationale à Luxembourg, société anonyme
69 Route d' Esch
L-2953 Luxembourg

REGISTRAR

The Bank of New York
Floor 21W
101 Barclay Street
New York
New York 10286

PAYING, CONVERSION AND TRANSFER AGENTS

Dexia Banque Internationale à Luxembourg, société anonyme
69 Route d' Esch
L-2953 Luxembourg

The Bank of New York
Hong Kong Branch
6th Floor
New Henry House
10 Ice House Street
Central
Hong Kong

LEGAL ADVISERS

To the Issuer
as to British Virgin Islands law

Harney Westwood & Riegels
Craigmuir Chambers
P.O. Box 71
Road Town
Tortola
British Virgin Islands

To the Issuer and the Guarantor
as to English and Hong Kong law

Johnson Stokes & Master
16-19th Floors
Prince's Building
10 Chater Road
Hong Kong

To CSFB and the Trustee
as to English and Hong Kong law

Linklaters
10th Floor
Alexandra House
Chater Road
Hong Kong

恒隆地產
HANG LUNG PROPERTIES

Printed by IFN Financial Press Limited

22473

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 June 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 July 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2.889,333,907	112,435	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ________ *Exercise price:* *HK$* ________ 2. ________ *Exercise price:* *HK$* ________						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ *Subscription price:* *HK$* ________ 2. ________ *Subscription price:* *HK$* ________						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price:* *HK$* 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ________ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month: N/A

Remarks: ______________________

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

Our Ref: SO-159-2002/HLPL

29th July, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

Notification of Board Meeting

Please be informed that a Board Meeting of our Company will be held on Wednesday, 28th August, 2002 at 10:30 a.m. to consider the preliminary announcement of results for the year ended 30th June, 2002 and final dividend to be recommended to holders of ordinary shares. You will be notified of the results and decision on dividend on that day.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

L

Robin S.W. Ching
Secretary

RsC/el

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 July 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 5 August 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2,889,333,907	112,435	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ *Exercise price: HK$* ______ 2. ______ *Exercise price: HK$* ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price: HK$* 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

恒隆地產
HANG LUNG PROPERTIES

Your Ref: ACK20662/2002
Our Ref : SO-178-2002/HLP

URGENT

28th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
12/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

BY FAX & BY HAND
(Fax No.2523-1254)

Attn: Ms. Jane Shum

Dear Madam,

Re: Final Dividend for the year ended 30th June, 2002

Please be informed that at a Directors' Meeting of the Company held on 28th August, 2002, the board has resolved to recommend a final dividend of 29 cents per ordinary share to be paid on 29th November, 2002 to ordinary shareholders registered as of 15th November, 2002.

As requested in your letter dated 30th July, 2002, we enclose herewith a duly completed Announcement Form for your attention.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
RsC/el

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1). IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Hang Lung Properties Limited (Name of Company/~~Representative Company~~) No. of pages: 2

Robin Ching (Responsible Official) 2879-0370 (Contact Telephone Number) 28th August, 2002 Date

Name of listed company : HANG LUNG PROPERTIES LIMITED

Year end date : 30/6/02

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☒ No (Note 1)

To be published in the newspapers (if applicable)
☒ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☒ Unqualified ☐ N/A

Review of interim report (if applicable) by
Audit committee
☐ Auditors N/A
☐ Neither of the above

		(Audited/~~Unaudited*~~) Current Period from 1/7/01 to 30/6/02 (HK$) 'million	(Audited/~~Unaudited*~~) Last Corresponding Period from 1/7/00 to 30/6/01 (HK$) 'million
Turnover (Note I)	:	2,383.2	2,523.2
Profit/(~~Loss~~) from Operations (Note III)	:	1,597.0	1,917.8
Finance cost	:	(256.9)	(266.2)
Share of Profit / (Loss) of Associates	:	-	-
Share of Profit / (~~Loss~~) of Jointly Controlled Entities	:	66.3	51.5
Preference Dividend (Note 2)		(48.3)	(48.3)
Profit / (~~Loss~~) after Taxation & MI & Preference Dividend	:	1,207.0	1,383.7
% Change over Last Period	:	-12.8 %	
EPS / (~~LPS~~) /(ordinary share) (Note 3) - Basic	:	41.8¢	47.9¢
- Diluted	:	41.5¢	N/A
Extraordinary ("ETD") Gain / (Loss)	:	-	-
Profit / (~~Loss~~) after ETD Items	:	1,207.0	1,383.7
~~Interim~~ Final* Dividend per/Ordinary Share	:	29¢	29¢
(specify if with other options)	:	Nil	Nil
B / C Dates for ~~Interim~~ / Final*/Ordinary Dividend	:	13/11/02	to 15/11/02 bdi.
Payable Date	:	29/11/02	
B / C Dates for (_____) General Meeting	:	N/A	to _____ bdi.
Other Distribution for Current Period	:	Nil	
B / C Date for Other Distribution	:	N/A	to _____ bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)

For and on behalf of
HANG LUNG PROPERTIES LIMITED

Signature : [signature]
Name : Robin Ching
Title : Secretary

Hang Lung Properties Limited

Notes

1. For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

2. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each.

3. (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$1,207.0 million (2001: HK$1,383.7 million) and the weighted average number of 2,889.8 million (2001: 2,891.1 million) ordinary shares in issue during the year.

   (b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$1,228.2 million and the weighted average number of 2,961.8 million ordinary shares after adjusting for the effects of all dilutive potential ordinary shares. No diluted earnings per ordinary share was presented for last year as the Company's convertible cumulative preference shares did not give rise to any dilution.

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Companies Registry
公 司 註 冊 處

Company Number 公司編號: 2970

1 Company Name 公司名稱

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

2 Type of Change 更改事項

- ☐ Resignation or cessation 辭職或停職
- ☐ New appointment 新委任
- ☑ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Properties Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLP0086
Deadline: 10/09/2002

For Official Use
請勿填寫本欄

收件日期 RECEIVED
29 -08- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 2970

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director	28 / 08 / 2002 (DD 日 / MM 月 / YYYY 年)

Existing Name 現用姓名: LIU Pak Wai 廖 柏偉

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
N/A	

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 12D, Tower 10, Laguna Verde, Hung Hom, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E198510(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名： [signature]

(Name 姓名)：(Robin Sik Wing CHING) Date 日期： 28th August, 2002

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

Our Ref: SO-181-2002/HLGL

28th August, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement
- Hang Lung Group Ltd/Hang Lung Properties Ltd/Grand Hotel Holdings Ltd

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 28th August, 2002 at 9:45 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 29th August, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

Our Ref: SO-183-2002/HLPL

29th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum

Dear Madam,

Re: **Hang Lung Properties Limited**
- Closure of Books

Please be informed that the Register of Members of ordinary shares of the company will be closed from Wednesday, 13th November, 2002 to Friday, 15th November, 2002, both days inclusive. Notice of the said book closing dates, in English and Chinese version, has been published today in South China Morning Post and Hong Kong Economic Times.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Esther Li
Assistant Company Secretary

/el

Our Ref: SO-185-2002/HLGL

29th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn: Ms. Jane Shum

Dear Madam,

Re: **Press Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

Further to our letters dated 28th August, 2002 in respect of the final results of the above 3 companies, we have pleasure in enclosing herewith the original form and 7 copies of the published press announcement in respect of the above 3 companies, in English and Chinese versions, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

RESULTS FOR THE YEAR ENDED 30 JUNE 2002 (audited)

恒隆集團有限公司 HANG LUNG GROUP LIMITED

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 HK$Million	2001 HK$Million
Turnover	1	3,254.0	5,578.6
Other revenue	2	209.8	410.8
Direct costs and operating expenses		(1,451.1)	(3,660.9)
Administrative expenses		(164.5)	(148.2)
Profit from operations before finance costs		1,848.2	2,180.3
Finance costs	3	(372.5)	(501.6)
Operating profit		1,475.7	1,678.7
Share of results of jointly controlled entities		23.5	45.1
Profit before taxation	1 & 3	1,499.2	1,723.8
Taxation	4	(133.1)	(307.5)
Profit after taxation		1,366.1	1,416.3
Minority interests		(674.3)	(671.8)
Net profit attributable to shareholders		691.8	744.5
Dividends			
- Interim dividend paid at 12¢ (2001: 12¢) per share		158.8	158.7
- Proposed final dividend at 32¢ (2001: 32¢) per share		423.6	423.2
		582.4	581.9
Earnings per share	5		
Basic		52.3¢	56.3¢
Diluted		52.2¢	56.2¢
Proposed final dividend per share		32.0¢	32.0¢
Total dividends for the year per share		44.0¢	44.0¢

Notes:

1. Turnover and profit before taxation

	Turnover 2002 HK$Million	Turnover 2001 HK$Million	Profit before taxation 2002 HK$Million	Profit before taxation 2001 HK$Million
(a) Business segment				
Property sales	830.3	3,247.5	134.9	185.0
Property leasing	2,189.6	2,022.7	1,649.6	1,624.9
Hotel owning and management	223.5	269.8	33.6	82.3
Other operations	12.4	40.5	88.9	191.5
	3,255.8	5,580.5	1,907.0	2,083.7
Inter-segment - property leasing	(1.8)	(1.9)		—
	3,254.0	5,578.6	1,907.0	2,083.7
Interest income			105.7	244.8
Administrative expenses			(164.5)	(148.2)
Finance costs			(372.5)	(501.6)
Operating profit			1,475.7	1,678.7
Share of results of jointly controlled entities			23.5	45.1
Profit before taxation			1,499.2	1,723.8
(b) Geographical segment				
Hong Kong	2,877.7	5,369.1	1,658.7	2,023.6
Mainland China	376.3	209.5	248.3	60.1
	3,254.0	5,578.6	1,907.0	2,083.7
Interest income			105.7	244.8
Administrative expenses			(164.5)	(148.2)
Finance costs			(372.5)	(501.6)
Operating profit			1,475.7	1,678.7
Share of results of jointly controlled entities			23.5	45.1
Profit before taxation			1,499.2	1,723.8

For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

	2002 HK$Million	2001 HK$Million
2. Other revenue		
Interest income	105.7	244.8
Unrealised gains on listed investments	51.6	119.6
Profit on disposal of listed investments	26.8	20.9
Dividend income from listed investments	25.7	25.5
	209.8	410.8
3. Profit before taxation is arrived at after charging:		
Finance costs		
Interest on borrowings	509.6	715.2
Other ancillary borrowing costs	54.9	34.2
Total borrowing costs	564.5	749.4
Less: Borrowing costs capitalised	(192.0)	(247.8)
	372.5	501.6
Included in cost of property sales:-		
Cost of inventories	328.6	2,656.6
Cost of investment properties	344.8	442.2
Depreciation	47.2	58.6

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year.

	2002 HK$Million	2001 HK$Million
Group - Hong Kong	128.5	301.0
Jointly controlled entities - Hong Kong	4.6	6.5
	133.1	307.5

5. (a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of HK$691.8 million (2001: HK$744.5 million) and the weighted average number of 1,323.2 million (2001: 1,322.7 million) shares in issue during the year.

(b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of HK$691.8 million (2001: HK$744.5 million) and the weighted average number of 1,325.5 million (2001: 1,324.7 million) shares after adjusting for the effects of all dilutive potential shares.

恒隆地產有限公司 HANG LUNG PROPERTIES LIMITED

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 HK$Million	2001 HK$Million
Turnover	1	2,383.2	2,523.2
Other revenue		93.0	225.2
Direct costs and operating expenses		(790.6)	(744.3)
Administrative expenses		(88.6)	(86.3)
Profit from operations before finance costs		1,597.0	1,917.8
Finance costs	2	(256.9)	(266.2)
Operating profit		1,340.1	1,651.6
Share of results of jointly controlled entities		66.3	51.5
Profit before taxation	1 & 2	1,406.4	1,703.1
Taxation	3	(123.1)	(271.1)
Profit after taxation		1,283.3	1,432.0
Minority interests		(28.0)	—
		1,255.3	1,432.0
Preference dividend	4	(48.3)	(48.3)
Net profit attributable to ordinary shareholders		1,207.0	1,383.7
Dividends			
- Interim dividend paid at 11¢ (2001: 11¢) per ordinary share		317.8	318.0
- Proposed final dividend at 29¢ (2001: 29¢) per ordinary share		837.9	838.4
- Preference dividend	4	48.3	48.3
		1,204.0	1,204.7
Earnings per ordinary share	5		
Basic		41.8¢	47.9¢
Diluted		41.5¢	—¢
Proposed final dividend per ordinary share		29.0¢	29.0¢
Total dividends for the year per ordinary share		40.0¢	40.0¢

Notes:

1. Turnover and profit before taxation

	Turnover 2002 HK$Million	Turnover 2001 HK$Million	Profit before taxation 2002 HK$Million	Profit before taxation 2001 HK$Million
(a) Business segment				
Property leasing	1,902.4	1,760.8	1,461.9	1,458.7
Property sales - investment properties	480.8	762.4	130.7	320.2
	2,383.2	2,523.2	1,592.6	1,778.9
Interest income			93.0	225.2
Administrative expenses			(88.6)	(86.3)
Finance costs			(256.9)	(266.2)
Operating profit			1,340.1	1,651.6
Share of results of jointly controlled entities			66.3	51.5
Profit before taxation			1,406.4	1,703.1
(b) Geographical segment				
Hong Kong	2,182.2	2,503.9	1,459.1	1,772.8
Mainland China	201.0	19.3	133.5	6.1
	2,383.2	2,523.2	1,592.6	1,778.9
Interest income			93.0	225.2
Administrative expenses			(88.6)	(86.3)
Finance costs			(256.9)	(266.2)
Operating profit			1,340.1	1,651.6
Share of results of jointly controlled entities				
Hong Kong			30.2	27.6
Mainland China			36.1	23.9
Profit before taxation			1,406.4	1,703.1

For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

	2002 HK$Million	2001 HK$Million
2. Profit before taxation is arrived at after charging:		
Finance costs		
Interest on borrowings	408.1	491.9
Other ancillary borrowing costs	40.8	22.1
Total borrowing costs	448.9	514.0
Less: Borrowing costs capitalised	(192.0)	(247.8)
	256.9	266.2
Cost of investment properties sold	344.8	442.2
Depreciation	22.5	28.5

3. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

	2002 HK$Million	2001 HK$Million
Group - Hong Kong	118.7	267.2
Jointly controlled entities - Hong Kong	4.4	3.9
	123.1	271.1

4. The convertible cumulative preference shares of HK$7,500 each issued in November 1993 bear dividend at 5.5% per annum on a reference amount of US$1,000 each.

5. (a) The calculation of basic earnings per ordinary share is based on the net profit attributable to ordinary shareholders of HK$1,207.0 million (2001: HK$1,383.7 million) and the weighted average number of 2,889.8 million (2001: 2,891.1 million) ordinary shares in issue during the year.

(b) The calculation of diluted earnings per ordinary share is based on the adjusted net profit attributable to ordinary shareholders of HK$1,228.2 million and the weighted average number of 2,961.8 million ordinary shares after adjusting for the effects of all dilutive potential ordinary shares. No diluted earnings per ordinary share was presented for last year as the Company's convertible cumulative preference shares did not give rise to any dilution.

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2002

	Note	2002 HK$Million	2001 HK$Million
Turnover	1	224.4	271.9
Cost of sales		(200.2)	(199.1)
Gross profit		24.2	72.8
Other revenue	2	12.9	19.9
Administrative expenses		(17.5)	(18.9)
Profit from operations		19.6	73.8
Share of results of jointly controlled entities		(0.6)	(0.1)
Profit before taxation	1 & 3	19.0	73.7
Taxation	4	(0.8)	(40.7)
Net profit attributable to shareholders		18.2	33.0
Dividends			
- Interim dividend paid at 1.5¢ (2001: 1.5¢) per 'A' share and 0.15¢ (2001: 0.15¢) per 'B' share		10.2	10.2
- Proposed final dividend at 1¢ (2001: 1.7¢) per 'A' share and 0.1¢ (2001: 0.17¢) per 'B' share		6.8	11.6
		17.0	21.8
Earnings per share	5		
'A' share		2.67¢	4.84¢
'B' share		0.27¢	0.48¢
Proposed final dividend per share			
'A' share		1.00¢	1.70¢
'B' share		0.10¢	0.17¢
Total dividends for the year per share			
'A' share		2.50¢	3.20¢
'B' share		0.25¢	0.32¢

Notes:

1. Turnover and profit before taxation

Turnover represents revenue from hotel operations. As the majority of the activities of the Group during the year were hotel operations and were carried out in Hong Kong, an analysis of the Group's turnover and profit by business and geographical segment is not presented.

For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Comparative figures have been restated accordingly.

2. Other revenue

	2002 HK$Million	2001 HK$Million
Interest income	2.8	9.2
Management fee income	10.1	10.7
	12.9	19.9

3. Profit before taxation is arrived at after charging:

	2002 HK$Million	2001 HK$Million
Cost of inventories	11.6	16.1
Depreciation	14.4	15.1

4. Provision for Hong Kong profits tax has been made at 16% on the estimated assessable profits for the year. No provision has been made for overseas taxation and Hong Kong profits tax in respect of jointly controlled entities.

5. The calculation of earnings per share is based on the net profit attributable to shareholders of HK$18.2 million (2001: HK$33.0 million) and 621.6 million 'A' shares and 600 million 'B' shares in issue during the year.

2

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividend

Turnover decreased by 41.7% to HK$3,254 million. This was mainly due to decreased property sales of Baycrest (2002: 12 units; 2001: 605 units) and Garden Terrace (2002: 27 units; 2001: 36 units) during the year, but partly offset by property sales of New Haven and contributions from rentals of Plaza 66 and The Grand Gateway, the Group's investment properties in Shanghai.

Finance costs decreased by HK$129 million or 26% as a result of several interest rate cuts during the year.

Following the decrease in property sales during the year, net profit attributable to shareholders decreased by 7.1% to HK$691.8 million.

Your Board recommends a final dividend of 32 cents per share payable on 29 November 2002 to shareholders of record on 15 November 2002.

Business Review

New Haven, the Group's residential project in Tsuen Wan, has been released to the market since May 2002 with over 300 units or 50% of the total 658 units sold. Construction of this project is expected to complete in December 2002. Construction of other properties under development, including The HarbourSide above the Airport Railway Kowloon Station, Hing Wah Street West, Hoi Fai Road and Hau Man Street projects are progressing on schedule.

The Summit, the luxurious residential tower at Stubbs Road, has been available for leasing since June 2002.

Finance

The Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$5,799.8 million compared to HK$8,132.8 million of last year. The decrease is financed by the issue of convertible bonds of HK$3,450 million by a subsidiary of Hang Lung Properties in the second half of the financial year.

Prospects

It is gratifying to watch our Shanghai properties perform and begin to make a difference to our bottom line. While Hong Kong rents stagnate or fall, those from Shanghai are expected to rise steadily.

My short term view of the market is very cautious, but the longer term view is rather relaxed.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	13 November 2002 to 15 November 2002
Latest time to lodge transfers	4:00 p.m. on 12 November 2002
Annual general meeting	22 November 2002
Final dividend payment date	29 November 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 28 August 2002

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividend

Turnover decreased by 5.5% to HK$2,383.2 million. This was mainly due to decreased sales of apartments of Garden Terrace (2002: 27 units; 2001: 36 units) during the year, but partly offset by contribution from rentals of Plaza 66, the Group's new investment property in Shanghai.

Finance costs decreased by 3.5% to HK$256.9 million as a result of several interest rate cuts during the year.

Following the decrease in property sales during the year, net profit attributable to ordinary shareholders decreased by 12.8% to HK$1,207.0 million.

Your Board recommends a final dividend of 29 cents per ordinary share payable on 29 November 2002 to ordinary shareholders of record on 15 November 2002.

Business Review

Total rental income was benefited from the contributions of the Group's two Shanghai projects - Plaza 66 and The Grand Gateway. Rental income from Hong Kong leasing operations remained at similar level with last year with overall occupancy rate remained at over 90%.

Construction of properties under development, including The HarbourSide above the Airport Railway Kowloon Station, Hing Wah Street West, Hoi Fai Road and Hau Man Street projects are progressing on schedule.

The Summit, the luxurious residential tower at Stubbs Road, has been available for leasing since June 2002.

Finance

The Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$3,225.7 million compared to HK$5,227.6 million of last year. The decrease is financed by the issue of convertible bonds of HK$3,450 million in the second half of the financial year.

Prospects

It is gratifying to watch our Shanghai properties perform and begin to make a difference to our bottom line. While Hong Kong rents stagnate or fall, those from Shanghai are expected to rise steadily.

My short term view of the market is very cautious, but the longer term view is rather relaxed.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	13 November 2002 to 15 November 2002
Latest time to lodge transfers	4:00 p.m. on 12 November 2002
Annual general meeting	22 November 2002
Final ordinary dividend payment date	29 November 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 28 August 2002

3

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Dividend

Turnover decreased by 17.5% to HK$224.4 million mainly due to reduction in room rates. As a result, net profit attributable to shareholders decreased by HK$14.8 million (or 45%) to HK$18.2 million.

Your Board recommends a final dividend of 1 cent per 'A' share and 0.1 cent per 'B' share payable on 29 November 2002 to shareholders of record on 4 October 2002.

Business Review

The decline in room rates has reflected the difficulties faced by the industry. Shorter visits and reduced spending by business travellers and tourists continue to exert downward pressure on room rates. Occupancy level is maintained at the expense of decreased room rates.

Finance

Net cash balance at 30 June 2002 amounted to HK$113.5 million.

Publication of Results Announcement

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Exchange's website in due course. It is also available on Hang Lung Group's website, www.hanglung.com.

Book Close and Annual General Meeting

Book close dates (both days inclusive)	2 October 2002 to 4 October 2002
Latest time to lodge transfers	4:00 p.m. on 30 September 2002
Annual general meeting	28 November 2002
Final dividend payment date	29 November 2002

By Order of the Board
Ronnie C. Chan
Chairman

Hong Kong, 28 August 2002

Our Ref: SO-186-2002/HLGL

29th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- **Hang Lung Group Limited**
- **Hang Lung Properties Limited**
- **Grand Hotel Holdings Limited**

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 3 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

:xchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

(I) Proposed acquisition of interests in 460,575,581 A Shares and 417,686,735 B Shares in GHH by HLP
(II) Connected transactions
(III) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)
(IV) Proposed privatisation of GHH

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM Securities

(1)

LP, the Assignor and the Assignee entered into a conditional sale and purchase agreement dated 28th August, 2002 pursuant to which, inter alia, HLP agreed to purchase, or procure to purchase, from HLG or its wholly-owned subsidiaries, their entire interests in 460,575,581 A Shares and 417,686,735 ; at approximately HK$847.4 million in aggregate for the A Shares and approximately HK$76.8 million in aggregate for the B Shares, totalling approximately HK$924.3 million. Such consideration is calculated based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively. ion of the Acquisitions is conditional on a number of conditions as set out below under the section headed "Conditions of the S&P Agreement".

to Rule 26.1 of the Takeovers Code, upon Completion, Platinum will, on behalf of the Purchaser, make an unconditional general offer for each class of the A Shares and B Shares in issue which are not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it. of the Offers will be announced in a separate announcement in due course.

hase price of HK$1.84 per A Share and HK$0.184 per B Share represents a premium of approximately 116.47% and 113.95% respectively over the closing price of HK$0.85 per A Share and HK$0.086 per B Share respectively as quoted on the Stock Exchange on 27th August, 2002, being the last lay before suspension of trading of the Shares on the Stock Exchange.

king of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement takes place, which is subject to various conditions to be fulfilled. The Offers accordingly may or may not proceed.

the holding company of HLP, holding approximately 61.06% of its issued share capital. The Acquisitions accordingly constitute connected transactions for each of HLP and HLG. Accordingly, the Acquisitions are subject to, among other conditions, the approval of the independent shareholders of HLP and HLG. An extraordinary general meeting of each of HLP and HLG will be convened at which resolutions will be proposed to approve the Acquisitions. An independent board committee of each of HLG and HLP, where available, will be formed to consider the Acquisitions and to make its ndation to the independent shareholders of HLG and HLP respectively. A circular containing, among other things, the terms of the S&P Agreement, the recommendation of the independent board committee, where applicable, and the advice of the independent financial adviser in relation to the ions, together with the notice of extraordinary general meeting for each of HLG and HLP, will be sent to the respective shareholders of HLG and HLP as soon as practicable.

vent that the Offers are made on behalf of the Purchaser after Completion and, upon closing of the Offers, not less than 90% in value of each class of the disinterested A Shares and the disinterested B Shares for which the Offers are made have been acquired by the Purchaser, the Purchaser will elf of the compulsory acquisition provisions of the Companies Ordinance and an application will be made for the withdrawal of the listing of the Shares on the Stock Exchange.

quest of HLG, HLP and GHH, trading in their respective shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the release of this announcement. Application has been made for the resumption of trading in the shares of each of HLG and HLP with om 9:30 a.m. on 29th August, 2002. The shares of GHH will remain suspended pending further announcement on the Offers.

THE S&P AGREEMENT

Date

28th August, 2002

Parties

(1) HLG, as vendor

(2) HLP, as purchaser

(3) the Assignor, as assignor of the Shareholders' Loans

(4) the Assignee, as assignee of the Shareholders' Loans

Interests to be acquired

Under the S&P Agreement, HLP has agreed to purchase (or procure the purchase by its designatec wholly owned subsidiary or subsidiaries of):-

(a) 332,047,066 A Shares and 417,686,735 B Shares; and

(b) the entire issued share capital of, and the Shareholders' Loans to, Hang Far Company Limitec and Hoi Sang Limited, two special purpose wholly-owned subsidiaries of HLG holdinչ 128,528,515 A Shares in aggregate.

The above shares to be acquired represent an ultimate interest in 460,575,581 A Shares and 417,686,735 B Shares, currently and entirely owned by HLG indirectly through its wholly-ownec subsidiaries, constituting an interest in approximately 74.09% and 69.61% of the A Shares and B Shares respectively in issue as at the date of this announcement.

Purchase price

Approximately HK$924.3 million in aggregate, based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively, which will be payable in cash upon Completion. The purchase price was determined with reference to the consolidated net asset value of the Group and adjusted with reference to the valuations of the Grand Tower Hotel and the Grand Plaza Hotel and Grand Plaza Apartments and an independent valuation of the management contract for The Wesley.

The directors of HLP are of the view that since the Acquisitions are connected transactions with its parent company and the transactions contemplated under the Acquisitions are subject to the approval of the independent shareholders of HLG and HLP respectively, it would be necessary and prudent tc determine a purchase price that is fair and reasonable to both HLG and HLP with no deep discount or high premium to the net asset value of GHH.

Basis for the Consideration

The consideration and other terms of the S&P Agreement were negotiated on an arm's length basis and based on normal commercial terms. The consideration payable was determined by reference to:-

(a) in respect of the 332,047,066 A Shares and the 417,686,735 B Shares, the consolidated net asset value of the Group as shown in the latest audited accounts of the Group of approximately HK$1,673.5 million as at 30th June, 2002, adjusted by reference to the valuations of the properties of the Group as at 28th August, 2002 by Chesterton Petty Ltd., an independent valuer, and, in compliance with Rule 10 of the Takeovers Code and an independent valuation of the management contract for The Wesley; and

(b) in respect of the remaining interest in 128,528,515 A Shares in total to be acquired through the purchase of the entire issued share capital of, and the Shareholders Loans to, Hang Far Company Limited and Hoi Sang Limited:-

- for the entire equity interest in such subsidiaries, the unaudited net asset value of Hang Far Company Limited of HK$7,090 and Hoi Sang Limited of HK$5,302 as shown in their latest management accounts as at 31st July, 2002, having taken into account the agreed value of HK$1.84 per A Share held by such two subsidiaries; and
- for the Shareholders' Loans, an aggregate of approximately HK$236.5 million at the face value of such loans.

Conditions of the S&P Agreement

Completion of the S&P Agreement is conditional upon the following conditions, among others, being fulfilled:

(a) the independent shareholders of HLP who are not required by the Listing Rules to abstain from voting having passed an ordinary resolution to approve the Acquisitions at HLP's EGM to be convened;

(b) the independent shareholders of HLG who are not required by the Listing Rules to abstain from voting having passed an ordinary resolution to approve the Acquisitions at HLG's EGM to be convened; and

(c) all relevant consents of the Stock Exchange, the SFC and any other applicable governmental or regulatory authorities having been given in respect of the Acquisitions and all applicable statutory or other legal obligations have been complied with.

Completion

Completion of the Acquisitions will take place on the day immediately after the date on which the conditions of the S&P Agreement have been fulfilled and is expected to take place on 9th October 2002. In the event that any condition of the S&P Agreement is not fulfilled by 31st December, 2002 (or such later date as the parties to the S&P Agreement may agree), the S&P Agreement will lapse automatically.

Shareholding Structure

Set out below is a table showing the existing shareholding structure and the shareholding structure of GHH immediately after Completion:-

	Existing shareholding structure				Immediately after Completion			
	Number of A Shares	*%*	*Number of B Shares*	*%*	*Number of A Shares*	*%*	*Number of B Shares*	*%*
Cole Limited *(Note)*	15,765,607	2.54	20,396,065	3.40	15,765,607	2.54	20,396,065	3.4
HLG	460,575,581	74.09	417,686,735	69.61	0	0	0	0
HLP	0	0	0	0	460,575,581	74.09	417,686,735	69.6
directors of GHH	171,879	0.03	199,985	0.03	171,879	0.03	199,985	0.0
Platinum	580,000	0.09	0	0	580,000	0.09	0	0
Public shareholders	144,538,159	23.25	161,717,215	26.96	144,538,159	23.25	161,717,215	26.9
Total	621,631,226	100	600,000,000	100	621,631,226	100	600,000,000	10

Note: Cole Limited is the trustee for certain trusts, which held shares in HLG and GHH, of which an associate of Mr. Gerald Chan Lokchung, a non-executive director of HLG, is a member of a wide class of discretionary objects.

Financial information

The following table sets out a summary of the audited consolidated results of the Group for the three years ended 30th June, 2002:-

	For the year ended 30th June (audited)		
	2000	2001	2002
	HK$'Million	*HK$'Million*	*HK$'Million*
Turnover	264.2	271.9	224.4
Net profits attributable to shareholders	21.3	33.0	18.2

The audited consolidated net asset value of the Group as at 30th June, 2002 was approximately HK$1,673.5 million, representing HK$2.46 per A Share and HK$0.246 per B Share.

Valuation

As stated in the section headed "Basis for the consideration" above, the valuation of the A Shares and the B Shares was determined by reference to the consolidated net asset value of the Group as shown in its latest audited accounts of the Group as at 30th June, 2002, adjusted by reference to valuation of the properties of the Group by an independent valuer and an independent valuation of the management contract for The Wesley.

The Shares to be acquired have been attributed a value of HK$1.84 per A Share and HK$0.184 per B Share. These prices represent:-

- a premium of approximately 116.47% and 113.95% over the closing prices of the A Shares and the B Shares respectively on the Stock Exchange on 27th August, 2002 being the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002;
- a premium of approximately 116.47% and 119.05% over the average closing prices of the A Shares and B Shares respectively for the consecutive 30 trading days ended on 27th August, 2002; and
- a premium of approximately 106.74% and 111.49% over the average closing prices of the A Shares and B Shares respectively for the consecutive 90 trading days ended on 27th August, 2002.

POSSIBLE UNCONDITIONAL CASH OFFERS

The Offers

Upon Completion, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.75% and 73.04% of the A Shares and B Shares respectively in issue. Under Rule 26.1 of the Takeovers Code, upon Completion, the Purchaser will be required to make an unconditional general offer in respect of each class of Shares, including the A Shares and B Shares in issue, not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

The making of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement takes place, which is subject to various conditions to be fulfilled (see the section headed "Conditions of the S&P Agreement" above). The Offers accordingly may or may not proceed.

COMPULSORY ACQUISITIONS AND WITHDRAWAL OF LISTING OF GHH

If valid acceptances shall have been received by the Purchaser (and not, unless permitted by the Takeovers Code, withdrawn) for each of the classes of A Shares and B Shares amounting to not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is intended that the Purchaser will avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

Further announcement will be made on the details of the Offers in due course.

REASONS FOR THE ACQUISITIONS AND THE OFFERS

GHH acquired the Grand Tower Hotel, the Grand Plaza Hotel and Grand Plaza Apartments in 1988. These two properties in Mongkok and Quarry Bay respectively, are integral parts of, and are respectively linked to, the Grand Tower Arcade and Kornhill Plaza owned by the HLP group. The directors of HLG believe that the Acquisitions would facilitate the reorganisation and streamlining of the property portfolio under the companies within the HLG group. The consolidation of the ownership and management of the two properties would have the benefit of generating greater synergy in the current property market, thus releasing the full potential of the properties. The objective is to further enhance shareholders' value for all the shareholders of the companies within the HLG group. Besides, the effective shareholding of HLG in GHH will only decrease from an effective holding of approximately 74.09% of the A Shares and 69.61% of the B Shares to approximately 61.06% of the issued share capital of GHH immediately after the completion of a compulsory acquisition and withdrawal of the listing of GHH. GHH effectively remains an indirect subsidiary of HLG.

With the changes in the property market over the past 14 years, and taking into account scheduled renovation and maintenance plans for the two properties, the directors of HLP believe that the Acquisitions will enable HLP to renovate the properties in their entirety and change their use to realise the full potential of these properties in today's property market. The plan is to convert Grand Tower Hotel into offices as leasing of offices in that prime location and commercial centre would be more profitable than operating a hotel today. Meanwhile, the Grand Plaza Hotel will be converted into service apartments so that the entire block becomes service apartments. With this, management of HLP expects to generate better returns on investment through enhanced economies of scale. The directors of HLP are of view that HLP will be able to realise maximum potential value from the properties for its shareholders upon the completion of the Acquisitions and the Offers.

GHH has, over the past years, experienced substantial decline in the demand for its hotel accommodation due to the general slow down of the economy and the change in the mix of tourist arrivals in Hong Kong. The decline in sales of GHH is worsened by keen competition posed by new hotels and service apartments. The decline in demand is also partly due to the locations of hotels which have changed over the years due to new developments of the city. As a result, despite the ownership in valuable real property assets, the Shares remain undervalued and the trading volume remains low. For the past twelve months from 28th August, 2001 to 27th August, 2002, the highest closing prices of A Share and B Share were HK$0.96 and HK$0.10 respectively while the audited net asset value per A Share and B Share as at 30th June, 2002 was HK$2.46 and HK$0.246 respectively.

INFORMATION ON HLG

HLG is a company listed on the Stock Exchange and has been involved in property development in Hong Kong for over 40 years. HLG is responsible for a growing list of developments throughout Hong Kong, and is active in Mainland China where its business has been concentrated in Shanghai since 1992. The Group's new property development interests are now held through HLP and hotel investments are held through the Group.

INFORMATION ON HLP

HLP is a company listed on the Stock Exchange and is one of the largest property development and investment companies in Hong Kong. GHH is a 61.06% owned subsidiary and the property flagship of the HLG group.

HLP is engaged in the holding of, and investment in, rental properties and the development and sale of commercial and residential properties primarily in Hong Kong and Mainland China. Rental income and property sales have been, and are expected to continue to be, the most significant source of HLP's income. HLP's land bank (including properties held for sale, properties under development, completed investment properties and undeveloped sites) is principally located in Hong Kong but also in Mainland China. The major investment properties in Hong Kong in which HLP has an interest are located along major transportation routes in Mongkok, Tsim Sha Tsui, Central, Causeway Bay and Quarry Bay. In addition, HLP is developing a new group of properties in Kowloon residential areas such as Ho Man Tin and three sites on the West Kowloon Reclamation, being the Airport Railway Kowloon Station Package Four Development, Hing Wah Street West and Hoi Fai Road. The prime investment properties in Mainland China in which HLP currently has an interest are in Shanghai, namely, The Grand Gateway in Xujiahui and Plaza 66 in Nan Jing Xi Lu.

INFORMATION ON GHH

GHH is a subsidiary of HLG. The principal activities of GHH are investment holding, and through its subsidiaries, ownership and management of hotels and service apartments. GHH owns and manages the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

INTENTION OF HLP REGARDING THE GROUP

Business

The directors of HLP consider that the most efficient business plan for realising the full potential of these properties for HLP is to carry out the following conversion work on the properties currently owned by GHH:-

1. **Grand Tower Hotel**

   The fifth to twentieth floors of the hotel will be converted into offices and certain portions of the hotel lobby on the ground floor will be converted into shops, considering that leasing of offices in that prime location and commercial centre would be more profitable than the operation of a hotel.

2. **Grand Plaza Hotel**

   The existing 248 hotel rooms will be converted into service apartments so that the management of the entire block of service apartments can achieve economies of scale.

These two properties were acquired by GHH in 1988. With the extensive experience of the directors of HLP in the Hong Kong property market, the changes in the property market over the past 14 years and the fact that it is time to review the scheduled maintenance plans for these properties, the directors of GHH are of the view that an overall review to consider the future plans and renovation of the properties would be appropriate and efficient. Such changes in the use of the properties are accordingly a commercial decision in the ordinary course of business and the Acquisitions would facilitate such a plan.

Upon completion of the Acquisitions, the operations of the two properties would be consolidated under the management of the HLP group for efficiency reasons. With that, only the hotel management contract for The Wesley and the service contract for The Bay Bridge will be remaining in GHH. With these two management and service contracts only, GHH will not have adequate operations to warrant a listing status. Therefore, the directors of HLP intend to privatise GHH and withdraw the listing of the Shares on the Stock Exchange upon completion of the Acquisitions and the Offers.

Directors of GHH

It is the intention of HLP that there will be no change in the composition of the board of the directors of GHH as a result of the Acquisitions and the Offers.

So long as the Shares remain listed on the Stock Exchange, HLP will ensure that a sufficient number of independent directors will continue to be appointed to the board of GHH.

CONNECTED TRANSACTIONS

HLG is the holding company of HLP, holding approximately 61% of its issued share capital. The Acquisitions accordingly constitute connected transactions for HLP within the meaning of the Listing Rules. Such connected transactions are subject to the approval of the independent shareholders of HLP at HLP's EGM. Accordingly, HLG and its associates are required to abstain from voting on the relevant resolutions in respect of the Acquisitions. The directors of HLP consider the terms of the Acquisitions to be fair and reasonable and in the interest of HLP and its shareholders as a whole.

The Acquisitions under the S&P Agreement entered into by HLG with its non-wholly owned subsidiary, HLP, constitute connected transactions for HLG within the meaning of the Listing Rules. Such connected transactions are subject to the approval of independent shareholders of HLG at HLG's EGM. Cole Limited and its associates will be abstaining from voting on the relevant resolutions in respect of the S&P Agreement. The directors of HLG consider the terms of the Acquisitions to be fair and reasonable and in the interest of HLG and its shareholders as a whole.

CIRCULAR

A circular of each of HLG and HLP, containing details of the Acquisitions, the valuation report of an independent professional valuer in respect of the properties of GHH and the independent valuation report on the management contract of The Wesley, the recommendation of its independent board committee, where applicable, to its independent shareholders and the advice of its independent financial adviser, together with a notice of its extraordinary general meeting, will be despatched to the shareholders of HLG and HLP respectively as soon as practicable.

INDEPENDENT BOARD COMMITTEES

An independent committee of the board of directors of each of HLG and HLP respectively will, where available, be formed to consider the Acquisitions and to make its recommendation to its respective independent shareholders.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of GHH, HLG and HLP, trading in their respective shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the publication of this announcement. Application has been made by HLG and HLP for the resumption of trading in their respective shares with effect from 9:30 a.m. on 29th August, 2002. The Shares of GHH will remain suspended pending further announcement on the Offers.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

DEFINITION

"A Shares"	ordinary A shares of nominal value HK$0.1 each in the capital of GHH;
"Acquisitions"	the acquisitions under the S&P Agreement of an interest in 460,575,581 A Shares and 417,686,735 B Shares representing an interest in approximately 74.09% and 69.61% of the A Shares and B Shares respectively in issue as at the date of this announcement through the acquisition of:- (a) 332,047,066 A Shares and 417,686,735 B Shares directly; and (b) the entire issued share capital of, and Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, two wholly-owned subsidiaries of HLG, holding 128,528,515 A Shares in aggregate;
"Assignee"	Noble Hill Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of HLP;
"Assignor"	Jackpot Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of HLG;
"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"B Shares"	ordinary B shares of nominal value HK$0.01 each in the capital of GHH;
"Companies Ordinance"	Companies Ordinance (Chapter 32 of Laws of Hong Kong);
"Completion"	completion of the S&P Agreement;
"connected person"	has the meaning ascribed thereto under the Listing Rules;
"GHH"	Grand Hotel Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;
"Group"	GHH and its subsidiaries;
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong;
"HLG"	Hang Lung Group Limited (formerly known as "Hang Lung Development Company, Limited"), a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"HLG's EGM"	the extraordinary general meeting of HLG to be convened for considering and, if thought fit, the passing of an ordinary resolution to approve the Acquisitions;
"HLP"	Hang Lung Properties Limited (formerly known as "Amoy Properties Limited"), a company incorporated in Hong Kong, the ordinary shares of which are listed on the Stock Exchange and is held as to approximately 61.06% by its controlling shareholder, HLG;
"HLP's EGM"	the extraordinary general meeting of HLP to be convened for considering and, if thought fit, the passing of an ordinary resolution to approve the Acquisitions;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Offers"	the possible unconditional cash offers by Platinum on behalf of the Purchaser for the A Shares and the B Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it);
"Platinum"	Platinum Securities Company Limited, a registered investment adviser under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);
"Purchaser"	HLP or, if HLP designates a wholly-owned subsidiary or its wholly-owned subsidiaries as the purchaser under the S&P Agreement, such wholly-owned subsidiary or subsidiaries (as the case may be);
"S&P Agreement"	the conditional sale and purchase agreement dated 28th August, 2002 entered into between HLP and HLG relating to the Acquisitions;
"SFC"	the Securities & Futures Commission of Hong Kong;
"Share(s)"	A Shares and B Shares;
"Shareholders"	holders of A Shares and/or B Shares;
"Shareholder's Loan 1"	an unsecured interest-free loan in the principal amount of approximately HK$223.2 million owing by Hang Far Company Limited to Jackpot Limited, each a wholly-owned subsidiary of HLG;
"Shareholder's Loan 2"	an unsecured interest-free loan in the principal amount of approximately HK$13.2 million owing by Hoi Sang Limited to Jackpot Limited, each a wholly-owned subsidiary of HLG;
"Shareholders' Loans"	means Shareholder's Loan 1 and Shareholder's Loan 2;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.

By Order of the Board of
Hang Lung Group Limited
Ronnie C. Chan
Chairman

By Order of the Board of
Hang Lung Properties Limited
Ronnie C. Chan
Chairman

By Order of the Board of
Grand Hotel Holdings Limited
Ronnie C. Chan
Chairman

Hong Kong, 28th August, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions (other than those relating to HLG and HLP) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Our Ref: SO-188-2002/HLGL

29th August, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement
- Hang Lung Group Ltd./Hang Lung Properties Ltd/Grand Hotel Holdings Ltd

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms. Piera Lam of the Exchange on 29th August, 2002 at 8:15 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 30th August, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

Our Ref: SO-189-2002/HLGL

30th August, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 3 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it) Proposed privatisation of GHH

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

Further to the Joint Announcement, upon Completion of the S&P Agreement, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.75% and 73.04% of the A Shares and B Shares of GHH respectively in issue. Pursuant to Rule 26.1 of the Takeovers Code, upon Completion, Platinum will, on behalf of the Purchaser, make an unconditional general offer for each class of A Shares and B Shares in issue which are not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it on the following basis:-

for each A Share . . . . HK$1.84
for each B Share . . . . HK$0.184

There are no outstanding warrants, share options or other securities convertible into Shares as at the date of this announcement.

The offer price of HK$1.84 per A Share and HK$0.184 per B Share represents a premium of approximately 116.47% and 113.95% respectively over the closing price of HK$0.85 per A Share and HK$0.086 per B Share respectively as quoted on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange. The principal terms of the Offers are set out under the section headed "Possible Unconditional Cash Offers" below. Platinum has confirmed that sufficient financial resources are available to HLP to fund full acceptance of the Offers. An independent financial adviser will be appointed to advise the independent board committee of GHH regarding the Offers.

The making of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement takes place, which is subject to various conditions to be fulfilled. The Offers accordingly may or may not proceed.

In the event that the Offers are made on behalf of the Purchaser after Completion of the Acquisitions and, upon closing of the Offers, not less than 90% in value of each class of the disinterested A Shares and the disinterested B Shares for which the Offers are made have been acquired by the Purchaser, the Purchaser will avail itself of the compulsory acquisition provisions of the Companies Ordinance and an application will be made for the withdrawal of the listing of the Shares on the Stock Exchange.

At the request of GHH, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the release of this announcement. Application has been made for the resumption of trading in the Shares with effect from 9:30 a.m. on 30th August, 2002.

Terms used in this announcement, unless otherwise defined, are the same as those in the Joint Announcement. The Joint Announcement, amongst other things, set out details of the Acquisitions, reasons for the Acquisitions and the Offers, information on HLG, HLP and GHH, and intention of HLP regarding the Group. Terms of the Offers are set out in this announcement.

POSSIBLE UNCONDITIONAL CASH OFFERS

Upon Completion, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.75% and 73.04% of the A Shares and B Shares respectively in issue. Under Rule 26.1 of the Takeovers Code, upon Completion, the Purchaser will be required to make an unconditional general offer in respect of each class of Shares, being the A Shares and B Shares in issue, not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

The making of the Offers is a possibility only. The Offers will only be made if Completion of the S&P Agreement takes place. The Offers accordingly may or may not proceed.

If the Offers are made, they will be on the terms set out below.

The Offers

If Completion takes place, Platinum will, on behalf of the Purchaser, make the mandatory unconditional cash offers for all the Shares in issue, other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it being Cole, directors of the Purchaser, HLG and GHH, and Platinum, as at Completion. The Offers will comprise the A Share Offer and the B Share Offer, which will be made on the following basis:-

A Share Offer: **offer price of HK$1.84 in cash for each A Share,** which is equivalent to the agreed value per A Share under the Acquisitions; and

B Share Offer: **offer price of HK$0.184 in cash for each B Share,** which is equivalent to the agreed value per B Share under the Acquisitions.

None of the Purchaser or parties acting in concert with it, being Cole, directors of the Purchaser, HLG and GHH, and Platinum, dealt in the A Shares or the B Shares during the past six months prior to and including 27th August, 2002, the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002 pending the release of this announcement.

Conditions for the Offers

If the Offers are made, they will be unconditional.

Total consideration

In the event that each of the Offers is accepted in full, the aggregate amount payable by the Purchaser under the A Share Offer and the B Share Offer would be approximately HK$265.95 million and HK$29.76 million respectively, being approximately HK$295.71 million in aggregate. Platinum is satisfied that sufficient resources are available to HLP to satisfy acceptances of the Offers in full. The Offers will be funded by internal resources and/or bank financing of the HLP group.

Effect of accepting the Offers

By accepting the Offers, Shareholders will be obliged to sell their Shares and all rights attached to them, including the right to receive all dividends and distributions declared, made or paid on or after the date of Completion, free from all liens, charges and encumbrances. Nonetheless, Shareholders whose names appear on the share register of GHH on 4th October, 2002 (being the record date for assuring the entitlement of the proposed final dividends of HK$0.01 per A Share and HK$0.001 per B Share for the year ended 30th June, 2002) will be entitled to receive the respective final dividend to be approved at the annual general meeting of GHH convened to be held on 28th November, 2002 regardless of whether they accept the Offers or not. The final dividends proposed by GHH for the financial year ended 30th June, 2002, if approved, is expected to be paid on 29th November, 2002.

Stamp duty

Seller's ad valorem stamp duty, at the rate of HK$1 for every HK$1,000 or part thereof of the amount payable in respect of relevant acceptances will be deducted from the amounts payable to Shareholders who accept the Offers. The Purchaser will remit the withheld stamp duty to the Inland Revenue Department.

Other equity securities

Other than the A Shares and the B Shares, GHH does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital (including non-transferable options)).

Subject to GHH maintaining its listing and prescribed minimum public float on the Stock Exchange, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by GHH. The Stock Exchange has the discretion to require GHH to issue a circular to its Shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of GHH. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in GHH being treated as if it were a new listing applicant.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING OF GHH

If valid acceptances shall have been received by the Purchaser (and not, unless permitted by the Takeovers Code, withdrawn) for each of the classes of A Shares and B Shares amounting to not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is intended that the Purchaser will avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

In the event that the acceptances of the Offers do not amount to 90% or more of the value of the disinterested A Shares and the disinterested B Shares respectively in issue, GHH will seek the approval of the independent Shareholders for the withdrawal of the listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders should note that if they elect not to accept the Offers and the listing of the Shares on the Stock Exchange is subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

SHAREHOLDING STRUCTURE

Set out below are the charts illustrating the shareholdings as amongst HLP, HLG and GHH as at the date of this announcement and immediately after completion of the compulsory acquisition and withdrawal of listing of GHH respectively:-

Existing simplified shareholding structure



Cole
2.54% A Shares
3.40% B Shares
36.02%
0.98%
HLG
(listed)
74.09% A Shares
69.61% B Shares
61.06%
GHH
(listed)
HLP
(listed)

Simplified shareholding structure immediately after completion of the compulsory acquisition and withdrawal of listing of GHH



Cole
36.02%
HLG
(listed)
0.98%
61.06%
HLP
(listed)
100% A Shares
100% B Shares
GHH
(unlisted)

Set out below is a table showing the existing shareholding structure of GHH and the shareholding structure of GHH immediately after Completion:

	Existing shareholding structure				Shareholding structure immediately after Completion			
	Number of A Shares	%	Number of B Shares	%	Number of A Shares	%	Number of B Shares	%
Cole	15,765,607	2.54	20,396,065	3.40	15,765,607	2.54	20,396,065	3.40
HLG	460,575,581	74.09	417,686,735	69.61	0	0	0	0
HLP	0	0	0	0	460,575,581	74.09	417,686,735	69.61
Director of the Purchaser and GHH	171,879	0.03	199,985	0.03	171,879	0.03	199,985	0.03
Platinum	580,000	0.09	0	0	580,000	0.09	0	0
Subtotal	477,093,067	76.75	438,282,785	73.04	477,093,067	76.75	438,282,785	73.04
Public shareholders	144,538,159	23.25	161,717,215	26.96	144,538,159	23.25	161,717,215	26.96
Total	621,631,226	100	600,000,000	100	621,631,226	100	600,000,000	100

FINANCIAL INFORMATION

The following table sets out a summary of the audited consolidated results of the Group for the three years ended 30th June, 2002:-

	For the year ended 30th June (audited)		
	2000	2001	2002
	HK$'Million	*HK$'Million*	*HK$'Million*
Turnover	264.2	271.9	224.4
Net profits attributable to shareholders	21.3	33.0	18.2

The audited consolidated net asset value of the Group as at 30th June, 2002 was approximately HK$1,673.5 million, representing HK$2.46 per A Share and HK$0.246 per B Share.

Valuation

The valuation of the A Shares and the B Shares was determined by reference to the purchase prices of HK$1.84 per A Share and HK$0.184 per B Share of the Acquisitions. These prices represent:-

- a premium of approximately 116.47% and 113.95% over the closing prices of the A Shares and the B Shares respectively on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002;
- a premium of approximately 116.47% and 119.05% over the average closing prices of the A Shares and the B Shares respectively for the consecutive 30 trading days ended on 27th August, 2002;
- a premium of approximately 106.74% and 111.49% over the average closing prices of the A Shares and the B Shares respectively for the consecutive 90 trading days ended on 27th August, 2002; and
- a discount of approximately 25.20% to the audited consolidated net asset value per A Share and B Share as at 30th June, 2002.

The value of the Offers, in aggregate, is approximately HK$295.71 million.

REASONS FOR THE OFFERS, INFORMATION ON HLG AND HLP, AND INTENTION OF HLP REGARDING THE GROUP

Please refer to the Joint Announcement.

INFORMATION ON GHH

GHH is a subsidiary of HLG. The principal activities of GHH are investment holding, and through its subsidiaries, ownership and management of hotels and service apartments. GHH owns and manages the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

Directors of GHH

It is the intention of HLP that there will be no change in the composition of the board of the directors of GHH as a result of the Acquisitions and the Offers.

So long as the Shares remain listed on the Stock Exchange, HLP will ensure that a sufficient number of independent directors will continue to be appointed to the board of GHH.

INDEPENDENT BOARD COMMITTEE OF GHH AND INDEPENDENT FINANCIAL ADVISOR

The independent board committee of GHH will be formed to advise the independent Shareholders on the terms of the Offers. An independent financial adviser will be appointed to advise the independent board committee of GHH on the terms of the Offers. An announcement will be made once an independent financial adviser of GHH is appointed.

COMPOSITE DOCUMENT

Pursuant to Rule 8.2 of the Takeovers Code, the composite offer document setting out the details of the Offers, together with the acceptance and transfer forms, should be posted within 21 days of the date of this announcement. An application has been made, pursuant to Note 2 to Rule 8.2 of the Takeovers Code, to the Executive Director of the Corporate Finance Division of the SFC for the delay in the despatch of the composite offer document to a date which is within 7 days from the fulfilment of all the conditions of the S&P Agreement.

The composite offer document, together with the acceptance and transfer forms, will be made available to the Shareholders as soon as practicable. The availability of the Offers to persons not resident in Hong Kong may be affected by the laws of the relevant jurisdictions. Persons who are not resident in Hong Kong should inform themselves about and observe any applicable requirements in their own jurisdictions.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of GHH, trading in the Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 28th August, 2002 pending the release of this announcement. Application has been made by GHH for the resumption of trading in the Shares with effect from 9:30 a.m. on 30th August, 2002.

ADDITIONAL DEFINITION

"A Share Offer"	the possible unconditional cash offer by Platinum on behalf of the Purchaser for the A Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it), details of which are set out in this announcement;
"B Share Offer"	the possible unconditional cash offer by Platinum on behalf of the Purchaser for the B Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it), details of which are set out in this announcement;
"Cole"	Cole Limited is the trustee for certain trusts which held shares in HLG, HLP and GHH. An associate of Mr. Gerald Chan Lokchung, a non-executive director of HLG, is a member of a wide class of discretionary objects of one of the trusts; and
"Joint Announcement"	the joint announcement of HLG, HLP and GHH dated 28th August 2002.

By order of the Board of
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 29th August, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions (other than those relating to HLG and HLP) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 August 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 6 September 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares

2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify: ______

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2,889,333,907	112,435	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ *Exercise price: HK$* ______ 2. ______ *Exercise price: HK$* ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price: HK$* 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

Our Ref: SO-197-2002/HLGL

6th September, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 3 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Esther Li
Assistant Company Secretary

Encl.

/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

(I) Connected transactions regarding the proposed acquisition by HLP as the Purchaser (or its designated subsidiary or subsidiaries) of HLG's interests in 460,575,581 A Shares and 417,686,735 B Shares in GHH

(II) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)

(III) Proposed privatisation of GHH

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISERS

HLG wishes to announce the appointment of UBS Warburg Asia Limited as the independent financial adviser of HLG in relation to the Acquisitions.

HLP wishes to announce the appointment of N M Rothschild & Sons (Hong Kong) Limited as the independent financial adviser of HLP in relation to the Acquisitions.

GHH wishes to announce the appointment of Cazenove Asia Limited as the independent financial adviser of GHH in relation to the Offers.

As the Offers may or may not proceed, investors should exercise caution when dealing in the Shares.

Reference is made to the joint announcements dated 28th and 29th August, 2002 (the "Joint Announcements") made by Hang Lung Group Limited ("HLG"), Hang Lung Properties Limited ("HLP") and Grand Hotel Holdings Limited ("GHH"). Terms used herein, unless otherwise defined, have the same meanings as in the Joint Announcements.

The board of directors of HLG wishes to announce that UBS Warburg Asia Limited has been appointed as the independent financial adviser of HLG in respect of the Acquisitions which constitute connected transactions for HLG under the Listing Rules.

The board of directors of HLP wishes to announce that N M Rothschild & Sons (Hong Kong) Limited has been appointed as the independent financial adviser of HLP in respect of the Acquisitions which constitute connected transactions for HLP under the Listing Rules.

The board of directors of GHH wishes to announce that Cazenove Asia Limited has been appointed as the independent financial adviser of GHH in respect of the Offers pursuant to Rule 2.1 of the Takeovers Code.

As the Offers may or may not proceed, investors should exercise caution when dealing in the Shares.

By order of the Board of
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board of
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 5th September, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG and GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG and HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions (other than those relating to HLG and HLP) expressed in this announcement have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG and HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Our Ref: SO-200-2002/HLPL

18th September, 2002

E-Business & Information Services,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

By fax (2877-6987)
And by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Publication of financial information required by
Para. 45(5) of Appendix 16 of the Main Board Listing Rules
(relating to annual results for the year ended 30/6/2002)

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt. Should you have any query, please contact the undersigned on telephone no. 2879-0370.

Please note that the information contained in the said soft copy is identical (except the pages numbers referred therein) to that disclosed in the annual report for the year ended 30th June 2002 to be issued by the Company.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

Our Ref: SO-203-2002/HLPL

19th September, 2002

To: The Head of the Listing Division
The Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Hong Kong.

Dear Sir,

1. We, **Hang Lung Properties Limited**, hereby apply for the listing of and for permission to deal in the securities referred to in paragraph 3 below subject to the listing rules of The Stock Exchange of Hong Kong Limited entitled "Rules Governing the Listing of Securities " (the "Listing Rules"). (Note 1)

2. SHARE CAPITAL

Authorised $				*Issued (and paid up) inclusive of present issue*	
$4,500,000,000	in	4,500,000,000	shares of	$1.00	(ordinary)
$1,500,000,000	in	200,000	shares of	$7,500	(convertible cumulative preference)
$6,000,000,000					

3. Amounts and descriptions of securities for which application is now made (include distinctive numbers if any)
An amount equivalent to ten (10)% of the issued ordinary share capital of the Company as at 22 November 2002

4. The securities for which application is now made are proposed to be listed by way of issue of securities on exercise of options granted pursuant to the share option scheme, a copy of which is attached hereto (the "Scheme")
(Note 2)

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話：2879 0111 傳真：2868 6760

5. The securities for which application is now made

(a) are identical in all respects
(Note 3)

(b) are identical in all respects with an existing class of security
(Note 3)

(c) are not listed or dealt in on another stock exchange

6. So far as is known, or can be ascertained after reasonable enquiry, by the directors of the issuer, the undermentioned is/are substantial shareholder(s) of the company or of its holding company (Note 4):—

Name	*Address*	***Extent of holding and which company***
Cole Limited	33/37 Athol Street, Douglas, Isle of Man	476,834,580 shares of Hang Lung Group Ltd. (the Company's holding company)
Cole Limited	33/37 Athol Street, Douglas, Isle of Man	1,765,931,170 ordinary shares of the Company *
Hang Lung Group Limited	28/F, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong	1,737,598,070 ordinary shares of the Company *
Prosperland Housing Limited	28/F, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong	1,267,523,511 ordinary shares of the Company *
Purotat Limited	28/F, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong	352,074,500 ordinary shares of the Company *

* *(a) Cole Limited was deemed to be interested in 1,737,598,070 ordinary shares held by Hang Lung Group Limited and its subsidiaries, which number of ordinary shares were included in the above-mentioned number of 1,765,931,170.*

(b) Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,523,511 ordinary shares held by Prosperland Housing Limited, 352,074,500 ordinary shares held by Purotat Limited, and 118,000,059 ordinary shares held by other subsidiaries.

(c) The 1,267,523,511 ordinary shares held by Prosperland Housing Limited and the 352,074,500 ordinary shares held by Purotat Limited were included in the above-mentioned number of 1,737,598,070 ordinary shares held by Hang Lung Group Limited.

The following are particulars of the qualifications, if any, and experience of the directors, chief executive and secretary of the issuer (Note 4).

(i) **Executive Directors**

Mr. Ronnie Chichung Chan *(Chairman)*

Aged 52, Mr. Chan joined the Hang Lung in 1972, was appointed to the Board of Hang Lung Properties Limited in 1986 and became its Chairman in 1991. He is also Chairman of Hang Lung Group Limited and Grand Hotel Holdings Limited. Mr. Chan serves on the Board of Directors of Standard Chartered PLC. He is a Vice-President of The Real Estate Developers Association of Hong Kong, Chairman of the Hong Kong - United States Business Council and of Asia Business Council, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center and a Governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has an MBA from the University of Southern California, U.S.A.

Mr. Nelson Wai Leung Yuen *(Managing Director)*

Aged 51, Mr. Yuen has been with the Hang Lung since 1978 when he joined as its Financial Controller. When Hang Lung Properties Limited became a member of the Hang Lung Group in 1980, he began to assume operating responsibility in various areas of Hang Lung Properties Limited's activities. In 1986 he became an Executive Director of Hang Lung Properties Limited and was appointed Managing Director in 1992. Prior to joining the Hang Lung, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, U.K., a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry - related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

Mr. Wilfred Sai Leung Ho

Aged 64, Mr. Ho joined Hang Lung Group Limited in 1977, and became an Executive Director in 1993. He was appointed as an Executive Director of Hang Lung Properties Limited in August 2000. Mr. Ho has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The

Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung, Mr. Ho was an architect with the Hong Kong Government. Mr. Ho is also an executive director of Hang Lung Group Limited.

Mr. Terry Sze Yuen Ng

Aged 42, Mr. Ng has been with Hang Lung Group as an Executive Director since 2001. Prior to joining Hang Lung, Mr. Ng was the Executive Director and Chief Financial Officer of Giordano International Limited, where he had worked since 1993. Mr. Ng has also worked in the Finance Division and Listing Division of The Stock Exchange of Hong Kong Limited for more than five years. During his time there, Mr. Ng was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a Bachelor of Commerce degree from the University of New South Wales, Australia, as well as a Master of Business Administration degree from the Asia International Open University. Mr. Ng is also an Executive Director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

(ii) Non-executive Director

Ms. Laura Lok Yee Chen

Aged 53, Ms. Chen joined the Hang Lung in April 1997, has been involved in the financial services industry for over fifteen years locally and in the U.S.A., and since 1993 has been a director of the Sterling Group, a private investment entity. Both Ms. Chen and her company Sterling Asset Management (BVI) Limited are registered as Investment Advisers by the Securities and Futures Commission under the Securities Ordinance, and actively manage investments in global capital markets, in particular in developing countries. Ms. Chen holds an MBA from the George Washington University in Washington, DC, and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen also serves on the boards of several companies and actively participates in charitable and voluntary services. Ms. Chen is also a Non-Executive Director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

(iii) Independent Non-executive Director

Mr. Shang Shing Yin (*Vice Chairman)*

Aged 71, Mr. Yin joined the Hang Lung in 1970 and was appointed to the Board of Hang Lung Properties Limited in 1980. A past Managing Director, he has been the

Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, U.K. Mr. Yin is also the Vice Chairman (Non-Executive) of Hang Lung Group Limited and Grand Hotel Holdings Limited.

Mr. Ronald Joseph Arculli, *JP*

Aged 63, Mr. Arculli joined the Board in 1980. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is an independent Non-Executive Director of Grand Hotel Holdings Limited and a director of several other major local companies.

Dr. Hon Kwan Cheng, *GBS, JP*

Aged 75, Dr. Cheng joined the Hang Lung in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President and Fellow of The Institution of Structural Engineers, U.K. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng holds a number of directorships. He has been a member of both the Executive and Legislative Councils. Among his current public posts, he is Chairman of the Hong Kong Housing Authority and the Transport Advisory Committee. Dr. Cheng is also an independent Non-Executive Director of Hang Lung Group Limited and Grand Hotel Holdings Limited.

Professor Pak-Wai Liu

Aged 54, Professor Liu joined the Board as a Non-Executive Director in 1998. Educated at Princeton University and Stanford University, U.S.A., Professor Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including Research Director of the Hong Kong Centre for Economic Research, Director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies, and Secretary General of the East Asian Economic Association. Professor Liu is a Founding Member of the Hong Kong Committee on Pacific Economic Co-operation. He serves on many government advisory bodies and is currently a Member of the Economic Advisory Committee,

the Commission on Strategic Development, the Task Force on Employment, the Council of Advisors on Innovation and Technology, the Process Review Panel for the Securities and Futures Commission and the Skills Upgrading Scheme Steering Committee.

(iv) __Secretary__

Mr. Robin Sik Wing Ching

Aged 52, Mr. Ching joined the Hang Lung in 1988 as Group Financial Controller and was appointed Assistant Director – Finance in 2002, having been appointed Company Secretary of Hang Lung Properties Limited in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia.

The proceeds (if any) of the issue or sale of the securities for which application is now made, or the portion thereof to be received by the issuer, are intended to be used by the issuer for the following purpose(s) (Note 4):—
General working capital

7. We declare, to the best of our knowledge, information and belief, that:—

(1) all the qualifications for listing set out in the relevant chapters of the Listing Rules have, insofar as applicable and required to be met or fulfilled prior to application, been met or fulfilled in relation to the issuer and the securities of the issuer referred to in paragraph 3 above;

(2) all information required to be included in the listing document by virtue of the Listing Rules, the Companies Ordinance, the Securities (Stock Exchange Listing) Rules and the Code on Takeovers and Mergers has been included therein or, if the final version has not yet been submitted (or reviewed), will be included therein before it is so submitted;

(3) all the requirements of the Securities (Stock Exchange Listing) Rules, insofar as applicable and required to be fulfilled at the time of application, have been fulfilled in relation to the issuer and the securities of the issuer referred to in paragraph 3 above; and

(4) there are no other facts bearing on the issuer's application for listing of and permission to deal in such securities which, in our opinion, should be disclosed to The Stock Exchange of Hong Kong Limited.

8. Details of renounceable document (where applicable): (N/A)

(1) type of document ____________________
(which must comply with Part A of Appendix 2 to the Listing Rules).

(2) proposed date of issue ____________________

(3) last day for splitting:

(a) nil paid ____________________

(b) partly paid ____________________

(c) fully paid ____________________

(4) last day for renunciation

(5) last day of dealing:

(a) nil paid ____________________

(b) partly paid ____________________

9. If the securities for which listing is sought are partly paid: (N/A)

(1) proposed date of issue of the securities ____________________

(2) proposed date(s) of payment of outstanding installments ________

____

(3) last day for dealing in partly paid form ____________________

10. Definitive certificates (in respect of the class of security/securities for which listing is sought) will be prepared and delivered in accordance with the terms of the Scheme.

11. We undertake to lodge with you a declaration as required by rule 9.16 as appropriate of the Listing Rules in due course.

12. ISSUER'S SOLE UNDERTAKING

We, **Hang Lung Properties Limited**, undertake to comply with the Listing Rules from time to time so far as applicable to the issuer.

Yours faithfully,

Signed ______________________________

Name: Robin S. W. Ching
Secretary
for and on behalf of
Hang Lung Properties Limited

NOTES

Note 1 Insert name of issuer of securities. If it is an overseas issuer, the place of incorporation or other establishment and the applicable law under which it is incorporated or otherwise established must be stated.

Note 2 Give particulars of the proposed method of listing of the securities, i e., whether by offer for subscription, offer for sale, placing, introduction, rights issue, open offer, capitalisation issue, consideration issue, exchange, substitution, conversion, exercise of option or warrant, subscription under an option scheme or otherwise.

Note 3 "Identical" means in this context:—

(1) the securities are of the same nominal value with the same amount called up or paid up;

(2) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(3) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

Note 4 These paragraphs apply only to companies and:—

"chief executive" means a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the board of directors for the conduct of the business of the issuer.

"substantial shareholder" means a person entitled to exercise, or control the exercise of, ten per cent. or more of the voting power at any general meeting of the issuer.

Note 5 This form must be signed, in the case of a new applicant, by the sponsor and by a duly authorised officer of the issuer and in the case of a listed issuer, by a duly authorised officer of the issuer.

Our Ref: SO-204-2002/HLPL

19th September, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement
- Hang Lung Group Ltd. & Hang Lung Properties Ltd.

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 19th September, 2002 at 7:30 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 20th September, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

Our Ref: SO-206-2002/HLPL

19th September, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Circular - Hang Lung Properties Ltd.

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 19th September, 2002 at 7:30 p.m. The document may be published after (but should not be published before) 1:00 a.m. on 20th September, 2002.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

IMPORTANT

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hang Lung Properties Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

恒 隆 地 產
HANG LUNG PROPERTIES

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

(incorporated in Hong Kong with limited liability)

(i) Connected transactions regarding the proposed acquisition by HLP (or its designated subsidiary or subsidiaries) as the Purchaser, of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares in GHH

(ii) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)

(iii) Proposed privatisation of GHH

Financial Adviser

PLATINUM
Securities

Independent Financial Adviser to the Independent HLP Director

ROTHSCHILD

A letter from the HLP Board is set out on pages 5 to 18 of this circular. A letter from the Independent HLP Director is set out on page 19 of this circular. A letter from Rothschild, the independent financial adviser to the Independent HLP Director, is set out on pages 20 to 30 of this circular.

A notice of the extraordinary general meeting of Hang Lung Properties Limited to be held at 4:30 p.m. on 8th October, 2002 at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong is set out on pages 43 to 44 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the extraordinary general meeting to the share registrar of Hang Lung Properties Limited, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. Completion and return of the form of proxy shall not preclude you from attending and voting at the extraordinary general meeting of Hang Lung Properties Limited if you so wish.

20th September, 2002

CONTENTS

DEFINITIONS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"A Shares"	ordinary A shares of nominal value of HK$0.10 each in the capital of GHH;
"A Share Offer"	the possible unconditional cash offer by Platinum on behalf of the Purchaser for the A Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it), details of which are set out in this circular;
"Acquisitions"	the acquisitions by the Purchaser of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares under the S&P Agreement, being an interest representing approximately 74.1% and 69.6% of the A Shares and B Shares respectively in issue as at the Latest Practicable Date through the acquisition of: (a) 332,047,066 A Shares and 417,686,735 B Shares directly; and (b) the entire issued share capital of, and Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, two wholly-owned subsidiaries of HLG holding 128,528,515 A Shares in aggregate;
"Announcements"	the joint announcement dated 28th August, 2002 made by HLG, HLP and GHH in relation to the Acquisitions and the transactions contemplated thereunder and the joint announcement dated 29th August, 2002 made by HLG, HLP and GHH in relation to the Offers;
"Assignee"	Noble Hill Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of HLP;
"Assignor"	Jackpot Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of HLG;
"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"B Shares"	ordinary B shares of nominal value of HK$0.01 each in the capital of GHH;

"B Share Offer"	the possible unconditional cash offer by Platinum on behalf of the Purchaser for the B Shares in issue (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it), details of which are set out in this circular;
"Chesterton"	Chesterton Petty Limited, the independent valuer of the properties owned by GHH;
"Cole"	Cole Limited, being the trustee for certain trusts holding shares in HLG, HLP and GHH. An associate of Mr. Gerald Lokchung Chan, a non-executive HLG Director, is a member of a wide class of discretionary objects of one of the trusts;
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"Completion"	completion of the S&P Agreement;
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules;
"GHH"	Grand Hotel Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;
"GHH Group"	GHH and its subsidiaries;
"HLG"	Hang Lung Group Limited (formerly known as "Hang Lung Development Company, Limited"), a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"HLG Director(s)"	director(s) of HLG;
"HLG EGM"	the extraordinary general meeting of HLG to be convened for the purposes of considering and, if thought fit, passing an ordinary resolution to approve the Acquisitions;
"HLG Group"	HLG and its subsidiaries;
"HLP"	Hang Lung Properties Limited (formerly known as "Amoy Properties Limited"), a company incorporated in Hong Kong, the ordinary shares of which are listed on the Stock Exchange and is held as to approximately 61.2% by its controlling shareholder, HLG;
"HLP Board"	the board of HLP Directors;
"HLP Director(s)"	director(s) of HLP;

"HLP EGM"	the extraordinary general meeting of HLP to be convened for for the purposes of considering and, if thought fit, passing an ordinary resolution to approve the Acquisitions;
"HLP Group"	HLP and its subsidiaries;
"HLP Share(s)"	ordinary shares of nominal value of HK$1.00 each in the capital of HLP;
"HLP Shareholder(s)"	holder(s) of HLP Share(s);
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent HLP Director"	Mr. Pak Wai Liu, an independent non-executive HLP Director, who has been elected by the HLP Board to advise the Independent HLP Shareholders in relation to the Acquisitions and the Offers;
"Independent HLP Shareholders"	HLP Shareholders other than HLG and its associates (as defined in the Listing Rules);
"Latest Practicable Date"	17th September, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Offers"	the A Share Offer and the B Share Offer;
"Platinum"	Platinum Securities Company Limited, a registered investment adviser and a registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);
"Purchaser"	HLP or, if HLP designates a wholly-owned subsidiary or subsidiaries as the purchaser under the S&P Agreement, such wholly-owned subsidiary or subsidiaries (as the case may be);
"Rothschild"	N M Rothschild & Sons (Hong Kong) Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the independent financial adviser to the Independent HLP Director in respect of the terms of the S&P Agreement;
"S&P Agreement"	the conditional sale and purchase agreement dated 28th August, 2002 entered into between, among others, HLP and HLG relating to the Acquisitions;

"Sale Share(s)"	the 332,047,066 A Shares and 417,686,735 B Shares and the entire issued share capital of Hang Far Company Limited and Hoi Sang Limited, two wholly-owned subsidiaries of HLG holding 128,528,515 A Shares in aggregate, to be acquired by the Purchaser under the S&P Agreement, representing an interest in approximately 74.1% and 69.6% of the A Shares and B Shares respectively in issue as at the Latest Practicable Date;
"SFC"	the Securities & Futures Commission of Hong Kong;
"Share(s)"	A Shares and B Shares;
"Shareholder(s)"	holders of A Shares and/or B Shares;
"Shareholder's Loan 1"	an unsecured interest-free loan in the principal amount of approximately HK$223.2 million owing by Hang Far Company Limited to the Assignor, each a wholly-owned subsidiary of HLG;
"Shareholder's Loan 2"	an unsecured interest-free loan in the principal amount of approximately HK$13.2 million owing by Hoi Sang Limited to the Assignor, each a wholly-owned subsidiary of HLG;
"Shareholders' Loans"	Shareholder's Loan 1 and Shareholder's Loan 2;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong; and
"%"	percentage.

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

(incorporated in Hong Kong with limited liability)

Executive Directors:
Ronnie Chichung Chan *(Chairman)*
Nelson Wai Leung Yuen
Wilfred Sai Leung Ho
Terry Sze Yuen Ng

Non-executive Director:
Laura Lok Yee Chen

Independent non-executive Directors:
Shang Shing Yin
Ronald Joseph Arculli
Hon Kwan Cheng
Pak Wai Liu

Registered office:
28/F, Standard Chartered
Bank Building
4 Des Voeux Road Central
Hong Kong

20th September, 2002

To the HLP Shareholders

Dear Sir or Madam,

(i) Connected transactions regarding the proposed acquisition by HLP (or its designated subsidiary or subsidiaries) as the Purchaser of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares in GHH

(ii) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)

(iii) Proposed privatisation of GHH

INTRODUCTION

On 28th August, 2002, the HLP Directors announced that HLP had entered into the S&P Agreement with, among others, HLG pursuant to which HLP agreed to, among other things, purchase,

or procure to purchase, from HLG or its wholly-owned subsidiaries, their entire interests in 460,575,581 A Shares and 417,686,735 B Shares at approximately HK$847.5 million in aggregate for the A Shares and approximately HK$76.9 million in aggregate for the B Shares, representing a total consideration of approximately HK$924.4 million. Such consideration is calculated based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively. Completion of the Acquisitions is conditional on a number of conditions as set out below under the section headed "Conditions of the S&P Agreement".

Upon Completion, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and B Shares respectively in issue. Pursuant to Rule 26.1 of the Takeovers Code, upon Completion, Platinum will, on behalf of the Purchaser, make a mandatory unconditional general offer for each class of A Shares and B Shares in issue which are not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

In the event that the Offers are made on behalf of the Purchaser after Completion and, upon closing of the Offers, not less than 90% in value of each class of the disinterested A Shares and the disinterested B Shares for which the Offers are made have been acquired by the Purchaser, it is the intention of the Purchaser to avail itself of the compulsory acquisition provisions of the Companies Ordinance and an application will be made for the withdrawal of the listing of the Shares on the Stock Exchange.

HLG is the holding company of HLP, holding approximately 61.2% of its issued share capital. The Acquisitions accordingly constitute connected transactions for each of HLP and HLG, and are subject to, among other conditions, the approval of the independent shareholders of each of HLP and HLG. An extraordinary general meeting of each of HLP and HLG will be convened for the purpose of seeking such approval. The HLP EGM to be convened will be held at 4:30 p.m. on 8th October, 2002 at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong at which an ordinary resolution will be proposed to approve the Acquisitions and will be voted on by the Independent HLP Shareholders. In view of HLG's interest in the Acquisitions, HLG and its associates are required under the Listing Rules to abstain from voting on the resolution. Since Mr. Ronald Joseph Arculli, an independent non-executive HLP Director and a concert party of the Purchaser under the Takeovers Code, holds shares in HLG and HLP, he is required to abstain from voting on the resolution in respect of the Acquisitions at the HLP EGM.

The HLP Board comprises nine HLP Directors. Four of them are executive HLP Directors, one is a non-executive HLP Director and four are independent non-executive HLP Directors. The executive HLP Directors are not considered independent to opine on the terms of the Acquisitions. The non-executive HLP Director, Ms. Laura Lok Yee Chen, is a common director of both HLG and HLP and hence it is inappropriate for her to opine on the terms of the Acquisitions. In respect of the independent non-executive HLP Directors, Mr. Hon Kwan Cheng and Mr. Shang Shing Yin are common directors of HLG and HLP and hence it is inappropriate for them to opine on the terms of the Acquisitions. Since Mr. Ronald Joseph Arculli holds shares in HLG, HLP and GHH, it is also inappropriate for him to opine on the terms of the Acquisitions. As a result, the HLP Board has proposed that Mr. Pak Wai Liu be the only Independent HLP Director to opine on the terms of the Acquisitions and to make a recommendation to the Independent HLP Shareholders. The Independent

HLP Director has considered the terms of the Acquisitions and his recommendation to the Independent HLP Shareholders is set out in the "Letter from the Independent HLP Director" which forms part of this circular. Rothschild has been appointed as the independent financial adviser to the Independent HLP Director in this respect.

The purpose of this circular is to provide you with details of the Acquisitions, to set out the recommendation of the Independent HLP Director and the advice from Rothschild in relation to the Acquisitions and to give you notice of the HLP EGM at which your approval of the Acquisitions will be sought.

S&P AGREEMENT

Date

28th August, 2002

Parties

(1) HLG, as vendor

(2) HLP, as purchaser

(3) the Assignor, as assignor of the Shareholders' Loans

(4) the Assignee, as assignee of the Shareholders' Loans

Interests to be acquired

Under the S&P Agreement, HLP has agreed to purchase (or procure the purchase by its designated wholly-owned subsidiary or subsidiaries of):

(a) 332,047,066 A Shares and 417,686,735 B Shares; and

(b) the entire issued share capital of, and the Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, two special purpose wholly-owned subsidiaries of HLG holding 128,528,515 A Shares in aggregate.

The above shares to be acquired represent an ultimate interest in 460,575,581 A Shares and 417,686,735 B Shares, currently owned by HLG indirectly through its wholly-owned subsidiaries, constituting HLG's entire interest in GHH and represents approximately 74.1% and 69.6% of the A Shares and B Shares respectively in issue as at the Latest Practicable Date.

Purchase price

Approximately HK$924.4 million in aggregate, based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively, will be payable in cash upon Completion. The purchase price was determined with reference to the consolidated net asset value of the GHH Group and adjusted with reference to the valuation of the Grand Tower Hotel, the Grand Plaza Hotel and the Grand Plaza Apartments as at 28th August, 2002 by Chesterton (the valuation of these properties has been set out in Appendix I to this circular) and the value of the management contract of The Wesley. The Wesley is not owned by GHH but is managed by one of its wholly-owned subsidiaries. The value of the management contract of The Wesley has been determined to be an obligation of approximately HK$90 million, which has not been independently verified, with reference to its financial performance for the three latest financial years (as disclosed in Appendix II to this circular) and the major terms of the management contract. Such terms include, but are not limited to, a guaranteed annual minimum income to the owner of The Wesley of HK$11 million for the next five years of the remaining contract and HK$15 million for the last five remaining years. The contract is non-transferrable and is terminable only upon the liquidation of the owner of The Wesley or if the owner breaches the contract or if the GHH Group breaches its obligation to operate The Wesley until the end of the contract term. In addition to these factors, the HLG Directors and the HLP Directors have sought an independent assessment of the management contract to further evaluate the value they have placed on this management contract. The independent assessment took into consideration a cash flow forecast which, due to Auditing Guideline limitations, cannot fulfill the requirements of Rule 10 of the Takeovers Code. Consequently, the independent assessment report has not been included in this circular. The purchase price of HK$1.84 per A Share and HK$0.184 per B Share represents:

- a premium of approximately 116.5% and 114% over the closing prices of the A Shares and the B Shares respectively on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002;

- a premium of approximately 116.5% and 119.1% over the average closing prices of the A Shares and the B Shares respectively for the consecutive 30 trading days ended on 27th August, 2002;

- a premium of approximately 106.7% and 111.5% over the average closing prices of the A Shares and the B Shares respectively for the consecutive 90 trading days ended on 27th August, 2002;

- a discount of approximately 25.2% to the audited consolidated net asset value per A Share and B Share as at 30th June, 2002; and

- an amount equivalent to the audited consolidated net asset value per A Share and per B Share as at 30th June, 2002 adjusted with reference to the latest valuations of the real properties of GHH and the value of the outstanding management contract of The Wesley.

Basis for the consideration

The consideration and other terms of the S&P Agreement were negotiated on an arm's length basis and based on normal commercial terms. The HLP Directors are of the view that since the Acquisitions are connected transactions with its parent company and the transactions contemplated under the Acquisitions are subject to the approval of the independent shareholders of HLG and HLP respectively, it would be necessary and prudent to determine a purchase price that is fair and reasonable to both HLG and HLP. It was therefore agreed that the net asset value of GHH adjusted by the latest valuations of the real properties of GHH and the value of the outstanding management contract of The Wesley would represent a fair price between the two connected parties. The consideration payable was determined as follows:

(a) in respect of the 332,047,066 A Shares and the 417,686,735 B Shares, with reference to the consolidated net asset value of the GHH Group of approximately HK$1,673.5 million as shown in the latest audited accounts of the GHH Group as at 30th June, 2002, adjusted with reference to an independent valuation of the properties of the GHH Group as at 28th August, 2002 by Chesterton (the valuation of these properties has been set out in Appendix I to this circular) and the value of the management contract of The Wesley; and

(b) in respect of the remaining interest in 128,528,515 A Shares in total to be acquired through the purchase of the entire issued share capital of, and the Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, with reference to:

- the unaudited net asset value of the entire equity interest in Hang Far Company Limited and Hoi Sang Limited of HK$7,090 and HK$5,302 respectively as shown in their latest management accounts as at 31st July, 2002, having taken into account the purchase price of HK$1.84 per A Share; and

- the face value of the Shareholders' Loans for an aggregate of approximately HK$236.4 million.

Although the net asset value per A Share and per B Share with reference to the GHH Group's latest audited accounts as at 30th June 2002 were approximately HK$2.46 and HK$0.246 respectively, these values reflect the historical costs of the assets of the GHH Group. In an effort to determine a fair purchase price, HLG, HLP and GHH commissioned a valuation of the properties of the GHH Group to help them to ensure that the assets to be acquired reflect their fair value. With the independent valuation from Chesterton taking into account the enhancement in value as a result of the potential change of usage of these properties, and the value of the management contract of The Wesley, the net asset value of the GHH Group is adjusted to HK$1.84 per A Share and HK$0.184 per B Share. As such, the HLP Directors and the HLG Directors have agreed to use this latest valuation of the Shares to form the basis of the purchase price.

During negotiation, further consideration was given to the fact that HLP and HLG are connected parties. The HLP Directors do not believe that it is appropriate to include a premium to the net asset value of GHH (as adjusted aforesaid) in the purchase price while the HLG Directors consider a discount to such adjusted net asset value not to be appropriate. On this basis, the HLP Directors and the HLG Directors agreed to strike the purchase price at the adjusted net asset value of the GHH Group of HK$1.84 per A Share and HK$0.184 per B Share.

Conditions of the S&P Agreement

Completion of the S&P Agreement is conditional upon the following conditions being fulfilled:

(a) the HLP Shareholders who are not required by the Listing Rules to abstain from voting having passed an ordinary resolution to approve the Acquisitions at the HLP EGM to be convened;

(b) the shareholders of HLG who are not required by the Listing Rules to abstain from voting having passed an ordinary resolution to approve the Acquisitions at the HLG EGM to be convened; and

(c) all relevant consents of the Stock Exchange, the SFC and any other applicable governmental or regulatory authorities having been given in respect of the Acquisitions and all applicable statutory or other legal obligations have been complied with.

Completion

Completion of the Acquisitions will take place on the day immediately after the date on which the conditions of the S&P Agreement have been fulfilled and is expected to take place on 9th October, 2002. In the event that any condition of the S&P Agreement is not fulfilled by 31st December, 2002 (or such later date as the parties to the S&P Agreement may agree), the S&P Agreement will lapse automatically.

SHAREHOLDING STRUCTURE

Set out below is a table showing the existing shareholding structure of GHH and the shareholding structure of GHH immediately after Completion:

	Existing shareholding structure of GHH				Shareholding structure of GHH immediately after Completion			
	Number of A Shares	%	Number of B Shares	%	Number of A Shares	%	Number of B Shares	%
Cole *(Note)*	15,765,607	2.54	20,396,065	3.40	15,765,607	2.54	20,396,065	3.40
HLG	460,575,581	74.09	417,686,735	69.61	—	—	—	—
HLP	—	—	—	—	460,575,581	74.09	417,686,735	69.61
Director of HLP and GHH *(Note)*	171,879	0.03	199,985	0.03	171,879	0.03	199,985	0.03
Platinum *(Note)*	580,000	0.09	—	—	580,000	0.09	—	—
Subtotal	477,093,067	76.75	438,282,785	73.04	477,093,067	76.75	438,282,785	73.04
Public shareholders	144,538,159	23.25	161,717,215	26.96	144,538,159	23.25	161,717,215	26.96
Total	621,631,226	100	600,000,000	100	621,631,226	100	600,000,000	100

Note: Each of (i) Cole, (ii) an HLP Director who is also a director of GHH, and (iii) Platinum, being the financial adviser to HLP, has been deemed to be a concert party to HLP in respect of the Offers.

The following diagrams illustrate the simplified shareholding structure as amongst HLP, HLG and GHH as at the Latest Practicable Date and immediately after completion of the compulsory acquisition and withdrawal of listing of GHH from the Stock Exchange respectively:

Simplified shareholding structure as at the Latest Practicable Date


Cole
2.5% A Shares
3.4% B Shares
36%
1%
HLG
(listed)
74.1% A Shares
69.6% B Shares
61.2%
GHH
(listed)
HLP
(listed)

Simplified shareholding structure immediately after completion of the compulsory acquisition and withdrawal of listing of GHH from the Stock Exchange


Cole
36%
HLG
(listed)
1%
61.2%
HLP
(listed)
100% A Shares
100% B Shares
GHH
(unlisted)

REASONS FOR THE ACQUISITIONS AND THE OFFERS

Looking for opportunities to build up its land bank for future developments and acquiring investment properties to enhance its investment property portfolio is part of the ordinary course of business of the HLP Group. It is also a preference for property companies to acquire properties in close proximity to their existing properties to facilitate efficient management and create synergy. It is, therefore, logical and strategically important for the HLP Group to acquire the Grand Tower Hotel, the Grand Plaza Hotel and the Grand Plaza Apartments, which are already an integral part of and contiguous to the Grand Tower Arcade and Kornhill Plaza which are owned and operated by the HLP Group. The Acquisitions are therefore especially attractive and would enable the HLP Group to build up its property portfolio and to enhance efficiency of management and economies of scale. The HLP Directors believe the Acquisitions will have the benefit of adding approximately 702,620 square feet of investment properties to the existing property portfolio of the HLP Group.

Though the resources to be used for the Acquisitions could alternatively be deployed in acquiring other properties in Mongkok and Quarry Bay, availability of properties for sale in such developed areas is very limited and the chances of acquiring comparable plots are very low. In addition, it would involve the acquisition of old buildings and vacating the existing residents which would be a lengthy and cumbersome task, and hence, a costly process. Therefore, the Acquisitions are attractive to the HLP Group as they enable the HLP Group to acquire the existing buildings of the GHH Group, en bloc, which can be readily converted into revenue generating properties of the HLP Group. The timing involved in the conversion of these two properties will be substantially less than that required for land acquisition, demolition and construction. With the minimal conversion work required and the approval by the Government for the change in use of the properties, they can expediently become investment properties contributing to the revenue of the HLP Group.

The plan is to convert the Grand Tower Hotel into offices with ancillary commercial facilities as leasing of offices in that prime location and commercial centre is expected to be more profitable than operating a hotel today. There are other office-buildings in Mongkok which may pose competition to the converted Grand Tower Hotel. However, Grand Tower Hotel is situated on one of busiest commercial streets in Hong Kong, Nathan Road, and is conveniently located near the Mongkok Mass Transit Railway Station. Its renovation will further set it apart from the office buildings nearby. Its strategic location and the refurbished interior will provide it with much advantage over competition in the area. Furthermore, HLP is currently already operating four office buildings, namely Ritz Building, Park-In Commercial Centre, Hollywood Plaza and Argyle Centre Phase I in the same district which should result in further synergy in property management. Based on the HLP property portfolio yielding between a range of 6% to 8%, management would endeavor to achieve a similar yield for the converted property.

Meanwhile, the Grand Plaza Hotel will be converted into serviced apartments so that the entire block becomes serviced apartments. The benefit of converting the Grand Plaza Hotel into serviced apartments will largely come from significant enhancement of cost efficiency and effectiveness. The size of the staff required to manage the serviced apartments is expected to be significantly smaller than that for managing a hotel as the operation of a hotel would require staff to be on duty at all times. This would not be required for serviced apartments. Furthermore, as there are not many recognised sizeable serviced apartment blocks in close proximity to the Grand Plaza Hotel in Kornhill, competition is limited. In addition, the range of possible tenants for serviced apartments is much wider than the hotel market as Hong Kong residents or expatriates do not typically rent hotel rooms on a medium to long term basis. However, people such as single professionals, married couples without children as well as short-term visitors to Hong Kong may consider leasing serviced apartments. Since the serviced apartment block in the Kornhill area is close to the Taikoo Mass Transit Railway Station, it provides convenient transportation for the residents and attracts potential tenants. The existing serviced apartments in Kornhill, the Grand Plaza Apartments, has achieved over 90% occupancy rate for the last three financial years ended 30th June, 2002 and the average revenue generated therefrom per room is higher than that generated from hotel rooms within the GHH Group. Given the high occupancy rate, it is believed that serviced apartments in the Kornhill area are in demand.

With the two properties converted, the management of HLP expects better returns on investment to be generated through enhanced economies of scale. There will be limited governmental approval required in the conversion given there is no change in the land use. The only approval required is for

buildings work which is a standard application for any conversion work. It is estimated that the conversions of the Grand Tower Hotel and the Grand Plaza Hotel will require approximately HK$70 million and HK$10 million respectively. The HLP Directors are of the view that, by carrying out the changes outlined above, HLP will be able to realise the maximum potential value from the properties for the HLP Shareholders.

INFORMATION ON HLG

HLG is a company listed on the Stock Exchange and has been involved in property development in Hong Kong for over 40 years. HLG is responsible for a growing list of developments throughout Hong Kong, and is active in Mainland China where its business has been concentrated in Shanghai since 1992. The new property development interests of the HLG Group are now held through the HLP Group and its hotel investments are held through the GHH Group.

INFORMATION ON HLP

HLP is the property arm of HLG, being one of the largest property development and investment companies in Hong Kong in terms of its market capitalisation with over 40 years of operation in the Hong Kong property market. HLP is a 61.2% owned subsidiary of HLG Group.

HLP is engaged in the holding of, and investment in, rental properties and the development and sale of commercial and residential properties primarily in Hong Kong and Mainland China. Rental income and property sales have been, and are expected to continue to be, the most significant source of HLP's income. HLP's land bank (including properties held for sale, properties under development, completed investment properties and undeveloped sites) is principally located in Hong Kong with a number of investment properties in Mainland China. The major investment properties in Hong Kong in which HLP has an interest are located along major transportation routes in Mongkok, Tsim Sha Tsui, Central, Causeway Bay and Quarry Bay. In addition, HLP is developing a new group of properties in Kowloon residential areas such as Ho Man Tin and three sites on the West Kowloon Reclamation, being The HarbourSide at the Airport Railway Kowloon Station, Hing Wah Street West and Hoi Fai Road. The prime investment properties in Mainland China in which HLP currently has an interest are in Shanghai, namely, The Grand Gateway in Xujiahui and Plaza 66 in Nan Jing Xi Lu.

INFORMATION ON GHH

Background and principal activities

GHH is a subsidiary of HLG. The principal activities of GHH are investment holding, and through its subsidiaries, ownership and management of hotels and serviced apartments. GHH owns and manages the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

Financial information

The following table sets out a summary of the audited consolidated results of the GHH Group for the three years ended 30th June, 2002:

	For the year ended 30th June (audited)		
	2000	**2001**	**2002**
	HK$'Million	*HK$'Million*	*HK$'Million*
Turnover	264.2	271.9	224.4
Net profits attributable to shareholders	21.3	33.0	18.2

The audited consolidated net asset value of the GHH Group as at 30th June, 2002 was approximately HK$1,673.5 million, representing HK$2.46 per A Share and HK$0.246 per B Share.

The audited consolidated net asset value per A Share and per B Share as at 30th June, 2002 adjusted by reference to the latest valuation of the real properties of GHH and the value of the management contract of The Wesley are HK$1.84 and HK$0.184 respectively.

CONNECTED TRANSACTIONS

HLG is the holding company of HLP, holding approximately 61.2% of its issued share capital. The Acquisitions accordingly constitute connected transactions for each of HLP and HLG within the meaning of the Listing Rules. As a result, the Acquisitions are subject to the approval of the independent shareholders of each of HLG and HLP. Each of HLG and HLP will convene an extraordinary general meeting to be held respectively to consider the Acquisitions. At the HLP EGM, HLG and its associates are required to abstain from voting on the resolution in respect of the Acquisitions. The HLP Directors, including the independent non-executive HLP Directors, consider the terms of the Acquisitions to be fair and reasonable and in the interest of HLP and the HLP Shareholders as a whole.

POSSIBLE UNCONDITIONAL CASH OFFERS

Background

Upon Completion, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and B Shares respectively in issue. Under Rule 26.1 of the Takeovers Code, upon Completion, the Purchaser will be required to make a mandatory unconditional general offer in respect of each class of Shares, being the A Shares and B Shares in issue, not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it.

As the Offers will only be made if Completion of the S&P Agreement takes place, the making of the Offers is a possibility only and the Offers may or may not proceed.

If the Offers are made, they will be made on the terms set out below.

The Offers

If Completion takes place, Platinum will, on behalf of the Purchaser, make a mandatory unconditional cash offers for all the Shares in issue, other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it. The Offers will comprise the A Share Offer and the B Share Offer, which will be made on the following basis:

A Share Offer:	**offer price of HK$1.84 in cash for each A Share**, which is equivalent to the agreed value per A Share under the Acquisitions; and
B Share Offer:	**offer price of HK$0.184 in cash for each B Share**, which is equivalent to the agreed value per B Share under the Acquisitions.

Conditions for the Offers

If the Offers are made, they will be unconditional.

Total consideration

In the event that each of the A Share Offer and the B Share Offer are accepted in full, the aggregate amount payable by the Purchaser under the A Share Offer and the B Share Offer would be approximately HK$266 million and HK$29.8 million respectively, being approximately HK$295.8 million in aggregate. The Offers will be funded by internal resources and/or bank financing of the HLP Group.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING OF GHH

If valid acceptances are received by the Purchaser (and not, unless permitted by the Takeovers Code, withdrawn) for each of the classes of A Shares and B Shares amounting to not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is the intention of the Purchaser to avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

In the event that the acceptances of the Offers do not amount to 90% or more of the value of the disinterested A Shares and the disinterested B Shares respectively in issue, GHH will seek the approval of its independent Shareholders for the withdrawal of listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

If the Shareholders elect not to accept the Offers and the listing of the Shares on the Stock Exchange is subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

Subject to GHH maintaining its listing and prescribed minimum public float on the Stock Exchange, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by GHH. The Stock Exchange has the discretion to require GHH to issue a circular to its Shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of GHH. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in GHH being treated as if it were a new listing applicant.

INTENTION OF HLP REGARDING THE GHH GROUP

Business

The HLP Directors consider that the most efficient business plan to realise the full potential of these properties for HLP would be to carry out the following conversion work on the properties currently owned by GHH:

1. *Grand Tower Hotel*

   The fifth to twentieth floors of the hotel will be converted into offices with ancillary commercial facilities as leasing of offices in that prime location and commercial centre would be more profitable than the operation of a hotel.

2. *Grand Plaza Hotel*

   The existing 248 hotel rooms will be converted into serviced apartments so that the management of the entire block of serviced apartments can achieve economies of scale.

These two properties were acquired by GHH in 1988. With the extensive experience of the HLP Directors in the Hong Kong property market, the changes in the property market over the past 14 years and the fact that it is time to review the scheduled maintenance plans for these properties, the directors of GHH have indicated that an overall review to consider the future plans and renovation of the properties would be appropriate and efficient. Such changes in the use of the properties are a commercial decision in the ordinary course of business and the Acquisitions would facilitate such a plan.

Upon Completion, the operations of the two properties would be consolidated under the management of the HLP Group for efficiency reasons. With that, only the hotel management contract for The Wesley and the service contract for The Bay Bridge will remain in GHH while the two converted properties would be managed and operated by HLP. With The Wesley management contract estimated to have a negative return, and the two converted properties generating passive income only, GHH will not have adequate operations nor promising growth potential to warrant a listing status.

Such a listed company will find it difficult to attract new investors or maintain the investment interest of its existing minority shareholders. Furthermore, the resources allocated to maintain the listing would also not be cost-beneficial in the longer term. Therefore, the HLP Directors also intend to privatise GHH and withdraw the listing of the Shares on the Stock Exchange upon completion of the Acquisitions and the Offers.

Directors of GHH

It is the intention of HLP that there will be no change in the composition of the board of directors of GHH as a result of the Acquisitions and the Offers.

So long as the Shares remain listed on the Stock Exchange, HLP will ensure that a sufficient number of independent directors will continue to be appointed to the board of GHH.

EXTRAORDINARY GENERAL MEETING

A notice convening the HLP EGM to be held at 4:30 p.m. on 8th October, 2002 at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong is set out on pages 43 to 44 of this circular. At the HLP EGM, an ordinary resolution will be proposed to approve the Acquisitions and the transactions contemplated thereunder.

A form of proxy for use at the HLP EGM is enclosed. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the HLP EGM to HLP's share registrar, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. Completion and return of the form of proxy shall not preclude you from attending and voting at the HLP EGM if you so wish.

RECOMMENDATION

The Independent HLP Director, having considered the letter from Rothschild, considers that the terms of the Acquisitions and the transactions contemplated thereunder to be fair and reasonable so far as the Independent HLP Shareholders are concerned. Accordingly, the Independent HLP Director recommends the Independent HLP Shareholders to vote in favour of the ordinary resolution in respect of the Acquisitions to be proposed at the HLP EGM. The text of the letter from the Independent HLP Director to the Independent HLP Shareholders, containing his recommendation in relation to the Acquisitions, is set out on page 19 of this circular.

The text of the letter of advice from Rothschild, containing its opinion and the principal factors and reasons which have been taken into account in arriving at its opinion with respect to the Acquisitions is set out on pages 20 to 30 of this circular.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in Appendix I to III to this circular. Appendix I sets out the text of the letter, summary of values and valuation certificate received from Chesterton in connection with its valuations of the properties of GHH as at 28th August, 2002. There is no foreseeable potential tax liability in the context of Rule 11.3 of the Takeovers Code. Appendix II sets out certain financial information of The Wesley. Appendix III contains general information regarding HLP.

By Order of the Board
Terry Sze Yuen Ng
Executive Director

恒隆地產
HANG LUNG PROPERTIES

HANG LUNG PROPERTIES LIMITED

恒隆地產有限公司

(incorporated in Hong Kong with limited liability)

20th September, 2002

To the Independent HLP Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

I refer to the circular dated 20th September, 2002 (the "Circular") issued by HLP, which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

As an independent non-executive director of HLP, I have been appointed by the HLP Board to advise you as to whether, in my opinion, the terms of the S&P Agreement are fair and reasonable so far as the Independent HLP Shareholders are concerned.

I wish to draw your attention to the "Letter from Rothschild" as set out on pages 20 to 30 of the Circular. I have considered the terms and conditions of the S&P Agreement, the advice of Rothschild and the other principal factors contained in the "Letter from the HLP Board" set out on pages 5 to 18 of the Circular. In my opinion, the terms and conditions of the S&P Agreement are fair and reasonable so far as the Independent HLP Shareholders are concerned. Accordingly, I recommend the Independent HLP Shareholders to vote in favour of the ordinary resolution in respect of the Acquisitions to be proposed at the HLP EGM.

Yours faithfully,
Pak Wai Liu
Independent HLP Director

The following is the text of the letter received from Rothschild in relation to the S&P Agreement and the Acquisitions. A copy of this letter is available for inspection as mentioned in Appendix III to this circular.

ROTHSCHILD

20th September, 2002

To the Independent HLP Director

Dear Sir,

CONNECTED TRANSACTIONS

We refer to the S&P Agreement, details of which are contained in the circular of HLP dated 20th September, 2002 (the "Circular") of which this letter forms part. Rothschild has been appointed as the independent financial adviser by HLP to advise the Independent HLP Director as to whether or not the terms of the S&P Agreement are fair and reasonable so far as the Independent HLP Shareholders are concerned.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

As HLG is the holding company of HLP, holding approximately 61.2% of its issued share capital, the Acquisitions constitute connected transactions for HLP under the Listing Rules. Accordingly, the Acquisitions are subject to the approval of the Independent HLP Shareholders at the HLP EGM where HLG and its associates will abstain from voting on the resolution in respect of the Acquisitions. As noted in the "Letter from the HLP Board", Mr. Ronald Joseph Arculli, an independent non-executive HLP Director and a concert party of the Purchaser under the Takeovers Code, is also required to abstain from voting in relation to his HLP Shares on the resolution with respect to the Acquisitions at the HLP EGM.

In formulating our recommendation, we have relied on the information and facts supplied to us by HLP and have assumed that any representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular, including the valuation conducted by Chesterton, the independent valuer (and information and representations made to Chesterton are true and accurate in all respect), are fair and reasonable and have relied on them.

We have been advised by the HLP Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth,

N M Rothschild & Sons (Hong Kong) Limited
16th Floor, Alexandra House
16-20 Chater Road, Central
Hong Kong SAR

Telephone: (852) 2525-5333
Fax: (852) 2868-1728
(852) 2810-6997

accuracy and completeness of the information and representations provided to us by the HLP Directors. The HLP Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no material facts not contained in the Circular the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of GHH or any of its subsidiaries or jointly controlled entity.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

1. Background and rationale

The HLG Group is one of the largest property development and investment groups in Hong Kong in terms of market capitalisation, with over 40 years of experience in the industry. The HLG Group comprises three listed vehicles in Hong Kong, namely HLG, HLP and GHH. HLG is the investment holding company of the HLG Group, holding approximately 61.2% and 73.7% of the issued share capital of HLP and GHH respectively. HLP is the property arm of the HLG Group and is principally engaged in the holding of, and investment in, rental properties and the development and sale of commercial and residential properties primarily in Hong Kong and Mainland China. GHH is the hotel arm of the HLG Group and is principally engaged in the ownership and management of hotels and serviced apartments in Hong Kong.

As noted in the interim report of HLP dated 1st March, 2002, the HLG Group intends to rationalise the activities of HLG, HLP and GHH and to turn HLP into the property flagship of the HLG Group whereby all future real estate development projects will be carried out by HLP. Based on our discussions with the management of HLP, we understand that the Acquisitions, of which one of the key considerations is to acquire the underlying property assets of GHH, would facilitate the reorganisation and streamlining of the property portfolio under the HLG Group. The Acquisitions are aimed at implementing and achieving the above stated intention and objective of rationalising the activities of the group companies and turning HLP into the property flagship of the HLG Group.

The directors of HLG and HLP believe that the Acquisitions are strategically important to both HLG and HLP and represent an excellent opportunity for HLP to acquire quality property assets in prime locations of Hong Kong such as Mongkok and Quarry Bay where the availability of comparable plots in such mature and developed areas are very limited. Even if comparable and attractive plots are available, the HLP Directors believe that it would require the acquisition of old buildings and vacating existing residents which would be a lengthy and cumbersome task and therefore, a costly process as compared to the acquisition of the property assets of GHH by way of the Acquisitions. Furthermore, the HLP Directors are of the view that the property assets of GHH can be readily converted for the intended usage and generating revenue shortly thereafter, and the time involved in the conversion would be substantially less than the time required for land acquisition, demolition and construction, hence minimising the interruption of revenue flow from these properties.

The principal property assets of GHH are the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and the Grand Plaza Apartments in Quarry Bay (the "GHH Properties"), which are contiguous to and form an integral part of, and are respectively linked to the Grand Tower Arcade and the Kornhill Plaza (the "HLP Properties"), both owned by the HLP Group. The HLP Directors believe that the Acquisitions would enable HLP to consolidate the ownership and management of the GHH Properties and the HLP Properties where greater management efficiency and synergy could be generated. In addition, the HLP Directors are of the view that the Acquisitions would enable HLP to renovate the GHH Properties and change their usage, thus releasing the full potential of the GHH Properties and enhancing the value attributable to the HLP Shareholders. The Acquisitions will also immediately add approximately 702,620 square feet of investment properties to the property portfolio of the HLP Group.

As noted from the joint announcement by HLG, HLP and GHH dated 28th August, 2002, GHH has, over the past years, experienced substantial decline in the demand for its hotel accommodation due to the general slow down of the economy and the change in the mix of tourist arrivals in Hong Kong. The decline in sales of GHH is worsened by keen competition posed by new hotels and serviced apartments. The decline in demand is also partly due to the locations of hotels in Hong Kong which have changed over the years due to new developments of the city. Although the average occupancy rates of both the Grand Tower Hotel and the Grand Plaza Hotel were maintained at approximately 89% and 86% respectively for the year ended 30th June, 2002, we understand that this was primarily due to the lower room rates charged. The average room rates for the Grand Tower Hotel and the Grand Plaza Hotel for the year ended 30th June, 2002 have decreased by approximately 21% and 17% respectively when compared to the previous financial year.

As such, upon completion of the Acquisitions, HLP intends to convert the Grand Tower Hotel into offices with ancillary commercial facilities as the HLP Directors believe that the leasing of offices in that prime location and commercial centre would be more profitable than

operating a hotel. In the case of the Grand Plaza Hotel, HLP intends to convert it into serviced apartments so that the entire block will become serviced apartments where management of the entire block of serviced apartments could then achieve economies of scale. The HLP Directors believe that the conversion of usage of the GHH Properties will enhance the returns of the GHH Properties to the HLP Group. We also noted from our discussions with the management of HLP that HLP has reviewed the business operation of GHH which includes an assessment of the occupancy rates and room rates of the hotels and serviced apartments operated by GHH, and the trends and mixture of tourists visiting Hong Kong. HLP has also compared the market competitions and potentials for hotels, serviced apartments and commercial properties in Hong Kong, in particular, HLP has conducted an assessment of the market demands of commercial properties and serviced apartments around the areas where the Grand Tower Hotel and the Grand Plaza Hotel are located, as well as taking into account the additional conversion cost for the change of usage.

The Grand Tower Hotel is situated on one of the busiest commercial streets in Hong Kong, (being Nathan Road in Mongkok), and its conversion into a commercial property will provide it with much advantage against competition in the same area. Furthermore, HLP is currently operating four office buildings, namely Ritz Building, Park-in Commercial Centre, Hollywood Plaza and Argyle Centre Phase I in the same district which is expected to result in further synergies in property management upon Completion. Based on HLP's property portfolio yielding between a range of 6% to 8%, the management of HLP would endeavour to achieve a similar yield for this converted property.

With respect to the conversion of the Grand Plaza Hotel, the benefit will largely come from the enhancement of cost efficiency and effectiveness, principally due to the reduction in the number of staff required to manage the serviced apartments. In addition, there are not many recognised and sizeable serviced apartment blocks in close proximity to the Grand Plaza Hotel in Quarry Bay and accordingly competition is considered to be limited. Furthermore, the range of possible tenants for serviced apartments is much wider than the hotel market as Hong Kong residents or expatriates do not normally rent hotel rooms on a medium to long term basis but they would consider leasing serviced apartments. It should also be noted that the average per room revenue generated from the Grand Plaza Apartments is higher than that generated from hotel rooms within the GHH Group and the Grand Plaza Apartments has achieved an average occupancy rate of over 90% in the last financial year.

For illustrative purposes and based on the results of GHH for the year ended 30th June, 2002, the estimated return from investing in GHH is approximately 1.5% (which is computed based on the profit attributable to the shareholders of GHH divided by the total valuation of GHH of approximately HK$1,254.2 million, further details are set out in the subsection headed "(ii) Consideration" below), which is lower than the existing yield of HLP's property portfolio as discussed above.

Having considered the above factors, we agree with the HLP Directors' view that the Acquisitions are strategically important to HLP and represent an excellent opportunity for HLP to acquire quality property assets in prime locations of Hong Kong which would also enable HLP to realise the full potential of the GHH Properties, hence enhancing the value attributable to the HLP Shareholders. In addition, we have taken into account the experience of the HLG Group in property development and investments in Hong Kong and our discussions with the management of HLP on the reasons for, and the advantages and benefits of, the conversion of the Grand Tower Hotel and the Grand Plaza Hotel, and are satisfied with the rationale behind such decision, which was based on sound and experienced judgement by a group which engages in both the operation of hotels and serviced apartments in Hong Kong.

2. **The Acquisitions**

(i) *Assets to be acquired and assignment of Shareholders' Loans*

HLP has conditionally agreed to acquire:

a) 332,047,066 A Shares and 417,686,735 B Shares from HLG; and

b) the entire issued share capital of Hang Far Company Limited and Hoi Sang Limited, both wholly-owned subsidiaries of HLG, and holding 128,528,515 A Shares in total.

In aggregate, the above Shares represent approximately 74.1% and 69.6% of the A Shares and the B Shares respectively in issue as at the Latest Practicable Date.

As a result of the transfer of ownership of Hang Far Company Limited and Hoi Sang Limited, the Assignee has conditionally agreed to purchase the Shareholders' Loans from the Assignor. The face values of the Shareholders' Loans to Hang Far Company Limited and Hoi Sang Limited as shown in their respective management accounts as at 31st July, 2002 were approximately HK$223.2 million and HK$13.2 million respectively.

The GHH Group is principally engaged in the ownership and management of hotels and serviced apartments. GHH owns and manages the GHH Properties. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan. The audited consolidated net asset value of GHH as at 30th June, 2002 was approximately HK$1,673.5 million.

The sole asset of Hang Far Company Limited and Hoi Sang Limited is their respective holding of 121,328,515 A Shares and 7,200,000 A Shares. The unaudited net asset value of Hang Far Company Limited and Hoi Sang Limited as shown in their respective management accounts as at 31st July, 2002 were HK$7,090 and HK$5,302, which have taken into account the acquisition price of HK$1.84 per A Share under the S&P Agreement.

Further details of the above-mentioned assets are set out in the sections headed "S&P Agreement" and "Information on GHH" in the "Letter from the HLP Board".

(ii) *Consideration*

The consideration for the Sale Shares and the assignment of Shareholders' Loans is approximately HK$688 million and HK$236.4 million respectively, both of which will be payable in cash upon Completion. From our discussions with the management of HLP, we understand that the S&P Agreement was entered into after arm's length negotiations between HLP and HLG and is based on normal commercial terms. In addition, we understand that the directors of HLG and HLP have considered the connection between HLG and HLP, and decided that a consideration based on net asset value after making adjustments with reference to the fair market valuation of the principal assets of GHH to be the most appropriate basis in determining a fair and reasonable consideration for all parties involved, further details of which are set out in the section headed "Basis for the consideration" in the "Letter from the HLP Board".

The consideration prices of HK$1.84 per A Share and HK$0.184 per B Share were equivalent to the adjusted consolidated net asset value per A Share and B Share, after adjusted for the deficits arising from the independent valuation of the GHH Properties and have taken into account the management contracts for The Wesley and The Bay Bridge, further details of which are set out in the subsection headed "Purchase price" and the section headed "Information on GHH" in the "Letter from the HLP Board", and Appendix II to the Circular.

As also noted from the "Letter from the HLP Board", the estimated value of the management contract for The Wesley has been determined to be an obligation of approximately HK$90 million with reference to its financial performance for the three latest financial years and the major terms of the management contract which include a guaranteed annual minimum income to the owner of The Wesley of HK$11 million for the next five years until February 2007, and HK$15 million for each of the remaining five years until February 2012. This management contract is non-transferable and terminable only upon liquidation of the owner of The Wesley or its breaching of the contract, and will expire on 4th February, 2012. As also noted in the summary of the audited results of The Wesley for each of the three years ended 30th June, 2001, the operation of this management contract has been loss making (before the payment of guaranteed annual minimum income to the owner of The Wesley) for these three years, further details of which are set out in Appendix II to the Circular. Having considered the audited results of The Wesley for the aforesaid three financial years and the impact of the guaranteed annual minimum income to the owner of The Wesley on HLP, and based on our discussions with the management of HLP, we are of the view that the management's assessment on the estimated value of the management contract for The Wesley has been conducted after due and careful consideration. On the above basis, we consider that the estimated value of the management contract for The Wesley is fair.

With respect to the contract for The Bay Bridge, we understand from our discussions with the management of HLP that this contract is merely a service contract between the property owner of The Bay Bridge and the GHH Group, the service provider, where the owner will account for the cost and profit of the management of The Bay Bridge. As the GHH Group only receives management fees and the contract can be terminated by either party with a three-month written notice, the HLP Directors consider that this contract would not have any residual value.

The GHH Properties have been valued by Chesterton at HK$1,220 million as at 28th August, 2002, further details of which are set out in Appendix I to the Circular. The total consideration for the entire issued share capital of Hang Far Company Limited and Hoi Sang Limited is equivalent to their combined unaudited net asset value as at 31st July, 2002, which have taken into account the consideration price of HK$1.84 per A Share under the S&P Agreement. The Shareholders' Loans will be transferred based on their respective face values.

Based on our discussions with Chesterton, we understand that the valuation of the GHH Properties were carried out in accordance with the normal professional practice of valuers in Hong Kong, which have taken into account the enhancement in value as a result of the potential change of usage. However, Chesterton has not taken into account any expected synergies and strategic value of the GHH Properties to HLP (as discussed in the section headed "1. Background and rationale" above) in conducting the valuation.

For illustrative purposes and based on the consideration prices of HK$1.84 per A Share and HK$0.184 per B Share, GHH is valued at approximately HK$1,254.2 million. After taking into account the gross floor area of the GHH Properties of approximately 702,620 square feet, the consideration represents a price of approximately HK$1,785 per square foot (or approximately HK$1,913 per square foot if the estimated value of the management contract for The Wesley is excluded from the consideration). It should be noted that this estimated consideration price on a per square foot basis has not taken into account the value of GHH's assets other than the GHH Properties (and the estimated value of the management contract for The Wesley as the case may be) nor has it taken into account any expected synergies and strategic value of the Acquisitions to HLP.

From our discussions with Chesterton, we understand that the market prices for comparable properties (based on completed transactions in 2002) of the GHH Properties are as follows:

	Approximate price per square foot *(HK$)*
Hotel properties *(Note)*	
Eastern Hong Kong Island	2,100 to 3,600
Commercial properties	
Jordan, Yaumatei and Mongkok	1,700 to 2,900

Source: Chesterton

Note: Based on our discussions with Chesterton, we understand that there were no previous transactions in 2002 where the entire block of comparable serviced apartments was sold in Hong Kong. In view of the similar nature and usage of property for operating a hotel and a serviced apartment, we have used market prices for hotels in our comparison.

The above estimated per square foot consideration price of HK$1,785 or HK$1,913 (if the estimated value of the management contract for The Wesley is excluded from the consideration) in relation to the GHH Properties is lower than the price of comparable hotel properties in the eastern part of Hong Kong Island and within the range of comparable commercial properties in Jordan, Yaumatei and Mongkok.

In addition, we have also conducted comparisons of the consideration prices with historical market prices of the Shares, and reviewed the trading multiples of companies comparable with GHH and general offers for listed companies in Hong Kong since 2001. However, we consider that these valuation parameters not relevant in the assessment of the consideration under the S&P Agreement as they are normally used for valuing a business whereas one of the key considerations for HLP to enter into the S&P Agreement is to acquire the underlying property assets of GHH. It should also be noted that HLP intends to change the usage of the principal property assets of GHH upon Completion, and accordingly, we do not consider the valuation methodologies which are conducted based on historical financial performance of GHH to be relevant in our assessment of the basis of the consideration.

Based on our discussions with the management of HLP, we understand that the principal assets of the GHH Group are the GHH Properties and their aggregate book value represents approximately 85.8% of the total assets of the GHH Group as at 30th June, 2002. The other assets and liabilities of the GHH Group are mainly cash and deposits with banks, debtors, deposits and prepayments, creditors, accrued expenses, deposits received, etc. As

such, we consider that the basis of the consideration which was mainly determined based on the net asset value of GHH after making adjustments with reference to the independent valuation of its principal assets to be fair and reasonable so far as the Independent Shareholders are concerned.

(iii) *Conditions*

Completion of the Acquisitions is conditional upon fulfilment of various conditions including the approvals of the Acquisitions by the Independent HLG Shareholders and the Independent HLP Shareholders at the HLG EGM and the HLP EGM respectively. Further details of the other conditions of the Acquisitions are set out in the section headed "Conditions of the S&P Agreement" in the "Letter from the HLP Board".

3. **Implications of the Acquisitions**

Upon Completion, the Purchaser and its concert parties will be interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and B Shares respectively in issue. Under Rule 26.1 of the Takeovers Code, upon Completion, the Purchaser will be required to make an unconditional general offer in respect of each class of the Shares, being the A Shares and B Shares in issue, not already owned or agreed to be acquired by the Purchaser and parties acting in concert with it. The additional funding requirement to fully satisfy the Offers is expected to be approximately HK$295.8 million and the corresponding financial effects to the HLP Group are further discussed in the section headed "Financial effects of the Acquisitions and the Offers" below.

In the event that the Offers are accepted by not less than 90% in value of the disinterested A Shares and not less than 90% of the disinterested B Shares respectively in issue, it is the intention of the Purchaser to avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the remaining Shares not already owned by it and parties acting in concert with it. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

Further details of the Offers and the intention for the application of the withdrawal of listing of the Shares are set out in the sections headed "Possible unconditional cash offers", "Compulsory acquisition and withdrawal of listing of GHH" and "Intention of HLP regarding the GHH Group" in the "Letter from the HLP Board".

4. **Financial effects of the Acquisitions and the Offers**

The total consideration for the Sale Shares and the assignment of Shareholders' Loans under the S&P Agreement is approximately HK$924.4 million. Together with the estimated conversion cost of the GHH Properties of approximately HK$80 million and the additional funding required to fully satisfy the Offers of approximately HK$295.8 million, the total funding requirement from HLP would be approximately HK$1,300.2 million, which is expected to be funded by internal resources and/or bank financing of the HLP Group.

As the aggregate payment only represents approximately 5% of the audited net asset value of the HLP Group as at 30th June, 2002, the HLP Directors estimate that there would be minimal immediate impact on the net asset value or earnings of the HLP Group upon completion of the Acquisitions and the Offers. However, the HLP Board believes that the consolidation of the management and ownership of the GHH Properties and the HLP Properties, together with the conversion of usage of the GHH Properties, are expected to generate better returns to HLP in the longer term.

Since the total consideration under the S&P Agreement, the conversion cost and the payment for the Offers will be funded by internal resources and/or bank financing of the HLP Group, the gearing ratio of the HLP Group, defined as net debts (being interest bearing external borrowings less cash and deposits with banks) divided by the shareholders' funds of HLP, on a pro forma basis, would increase from the existing approximately 27.6% as at 30th June, 2002 to approximately 32.2% upon completion of the Acquisitions (taking into account the cost of conversion) and the Offers. Debt to equity ratio, defined as net bank borrowings (being bank loans and overdrafts less cash and deposits with banks) divided by equity (being shareholders' fund and minority interests), on a pro forma basis, would increase from the existing approximately 12.1% as at 30th June, 2002 to approximately 16.6% upon completion of the Acquisitions (taking into account the cost of conversion) and the Offers. Assuming that the full amount will be funded by bank financing, the interest coverage ratio, defined as earnings before interest and tax divided by total pre-capitalisation interest expenses, also on a pro forma basis, would reduce from the existing approximately 3.5 times for the year ended 30th June, 2002 to approximately 3.3 times upon completion of the Acquisitions (taking into account the cost of conversion) and the Offers. We have reviewed the gearing ratios, debt to equity ratios and interest coverage ratios of other major property companies listed in Hong Kong. For illustrative purposes, we have selected Hysan Development Company Limited ("Hysan") and Sino Land

Company Limited ("Sino Land") in our analysis as both Hysan and Sino Land also derived majority of their income from rental income, which are similar to the existing business of HLP. Details of our analysis are set out in the table below:

	Year end date	Gearing ratio	Debt to equity ratio	Interest coverage ratio
Hysan	31st December, 2001	26.3%	14.4%	3.5 times
Sino Land	30th June, 2001	29.9%	13.7%	1.2 times
Average		**28.1%**	**14.1%**	**2.3 times**
HLP upon completion of the Acquisitions (taking into account the cost of conversion) and the Offers		**32.2%**	**16.6%**	**3.3 times**

Source: Annual reports

We note that the pro forma gearing ratio and debt to equity ratio of the HLP Group upon completion of the Acquisitions (taking into account the cost of conversion) and the Offers is slightly higher than those of Hysan, Sino Land and their average while the pro forma interest coverage ratio is within the range between Hysan and Sino Land. We consider that the pro forma gearing ratio, debt to equity ratio and interest coverage ratio of the HLP Group remain at acceptable level upon completion of the Acquisitions and the Offers.

RECOMMENDATION

Having considered the above principal factors and reasons, in particular the background to and rationale for the Acquisitions, we consider the terms of the S&P Agreement to be fair and reasonable so far as the Independent HLP Shareholders are concerned. Accordingly, we advise the Independent HLP Director to recommend the Independent HLP Shareholders to vote in favour of the ordinary resolution to approve the Acquisitions as detailed in the "Notice of the HLP EGM", which is set out on pages 43 to 44 of the Circular.

Yours very truly,
For and on behalf of
N M Rothschild & Sons (Hong Kong) Limited

Kelvin Chau
Director

The following is the text of the letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this circular received from Chesterton, an independent valuer, in connection with their valuations as at 28th August 2002 of the properties of GHH.

Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Ltd
16/F., CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

20th September 2002

The Directors
Hang Lung Group Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

The Directors
Hang Lung Properties Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

The Directors
Grand Hotel Holdings Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

Dear Sirs,

(1) GRAND PLAZA HOTEL (INCLUDING CLUB GRAND AND GRAND PLAZA APARTMENTS), 2 KORNHILL ROAD, QUARRY BAY, HONG KONG

(2) HOTEL PORTION OF GRAND TOWER HOTEL, 627 NATHAN ROAD, MONG KOK, KOWLOON

In accordance with your instructions for us to value the captioned properties taking into account the respective conversion proposals thereof, we confirm that we have carried out inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market values of these properties as at 28th August 2002 in accordance with the basis of valuation as specified hereinafter.

Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

Our valuation has been made on the assumption that the owners sell the properties on the open market without the benefit of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of these properties. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of these properties and no forced sale situation in any manner is assumed in our valuation.

Our valuation of property no. 1 is prepared on an as-is basis (i.e. being in its existing physical state) but taking into account the potential of the conversion of the existing hotel guest rooms into serviced apartments. Allowance has been made for the cost and time required for the conversion. Reference is made to the past trading accounts of the property on its current uses.

Our valuation of property no. 2 is prepared on an as-is basis (i.e. being in its existing physical state) but taking into account the potential of converting the whole development into a commercial/office building in accordance with the supplied proposal with due allowance made for the cost and time required. Reference is made to the sales evidence as available on the market.

We have not been provided with any title document relating to the properties but we have caused searches to be made at the Land Registry. We have not, however, searched the original documents to verify ownership or to verify any amendment which does not appear on the copies handed to us.

We have relied to a very considerable extent on information given by you and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, trading accounts, particulars of the conversion proposals, costs of conversion, floor areas and all other relevant matters. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations.

We have inspected the exterior of the properties and where possible, we have also inspected the interior of the premises. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defect. We are not, however, able to report that these properties are free from rot, infestation or any other structural defect. No tests were carried out to any of the services.

No allowance has been made in our valuation for any charge, mortgage or amount owing on any property nor for any expense or taxation which may be incurred in effecting a sale. It is assumed that all properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We enclose herewith a summary of values and our valuation certificate.

Yours faithfully,
For and on behalf of
Chesterton Petty Limited
Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Executive Director

SUMMARY OF VALUES

	Property	Open market value in existing state taking into account the proposed conversion as at 28th August 2002
1.	Grand Plaza Hotel (including Club Grand and Grand Plaza Apartments), 2 Kornhill Road, Quarry Bay, Hong Kong	HK$600,000,000
2.	Hotel portion of Grand Tower Hotel, 627 Nathan Road, Mongkok, Kowloon	HK$620,000,000
	Total:	**HK$1,220,000,000**

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state taking into account the proposed conversion as at 28th August 2002
1.	Grand Plaza Hotel (including Club Grand and Grand Plaza Apartments), 2 Kornhill Road, Quarry Bay, Hong Kong 47,000/700,000th equal and undivided shares of and in the Remaining Portion of Inland Lot No. 8566	Grand Plaza Hotel is a hotel built over a commercial and carparking podium known as Kornhill Plaza. The development was completed in 1987. The property mainly comprises a hotel entrance hall and carparking/loading and unloading area on the 2nd Floor level and a restaurant on the 3rd Floor level of the commercial/carparking podium, a recreational club (known as Club Grand) on the 9th Floor, the back-of-house area on the 10th Floor, the hotel accommodation on the 11th to 22nd Floors and scattered portions of the Roof. The hotel accommodation on the 11th to 22nd Floors provides a total of 490 guest rooms. 242 guest rooms on the 16th to 22nd Floors have been converted into serviced apartments and the remaining 248 guest rooms are used as hotel rooms. The Club Grand provides a variety of sports facilities including swimming pool, squash courts, sports halls and health centre. The total gross floor area of the property extends to 35,275 sq m (379,700 sq ft) or thereabouts. The existing 248 hotel rooms are proposed to be converted into serviced apartments. Inland Lot No. 8566 is held from the Government under Conditions of Exchange No. 11728 for a term of 75 years commencing from 27th April 1984 renewable for a further term of 75 years at an annual Government rent of HK$1,000.	The hotel is currently operated by the owner.	HK$600,000,000

Notes:

(1) The registered owner of the property is TEGRATON LIMITED, a wholly-owned subsidiary of Grand Hotel Holdings Limited.

(2) The property is subject to a Deed Poll, a Deed of Mutual Covenant, two Modification Letters and a Management Undertaking (by Mass Transit Railway Corporation with the Government).

(3) In preparing our valuation, we have taken into account the potential of the property in converting the existing hotel guest rooms into serviced apartments with due allowance made for the conversion cost and time required.

(4) In accordance with the information provided to us, the estimated cost and time required for the conversion are about HK$10,000,000 and six months respectively and no planning or building works approvals from the government are required.

(5) We have prepared our valuation in accordance with Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state taking into account the proposed conversion as at 28th August 2002
2.	Hotel portion of Grand Tower Hotel, 627 Nathan Road, Mongkok Kowloon 350,000/500,000th shares of and in Kowloon Inland Lot No. 10246	Grand Tower Hotel is a 23-storey hotel/commercial building (including two Basement levels) containing a hotel of 549 guest rooms with ancillary restaurant and back-of-house facilities and a commercial podium of shops and restaurants. The development was completed in 1987. The property comprises the hotel portion of the development which mainly includes a hotel entrance hall and carparking/loading and unloading area on the Ground Floor, mechanical/carparking spaces on the 4th Floor, restaurants/lobby on the 5th and 6th Floors, guest rooms on the 7th to 20th Floors and back-of-house facilities on the 2nd Basement. The gross floor area of the property extends to 30,000 sq m (322,920 sq ft) or thereabouts. The property is proposed to be converted into a 23-storey commercial/office building comprising an office tower over a commercial/carparking podium. Carparking spaces are provided on the 2nd Basement and the 4th Floor of the podium. Kowloon Inland Lot No. 10246 is held from the Government under Conditions of Regrant No. 10561 for a term of 150 years commencing from 27th June 1910 at an annual Government rent of HK$2,204.	The hotel is currently operated by the owner.	HK$620,000,000

Notes:

(1) The registered owner of the property is MODALTON LIMITED, a wholly-owned subsidiary of Grand Hotel Holdings Limited.

(2) The property is subject to a Deed of Mutual Covenant and Management Agreement.

(3) Our valuation is prepared on the basis that the whole development will be converted into a commercial/office building in accordance with the supplied conversion proposal with due allowance made for the conversion cost and time required.

(4) In accordance with the information provided to us, the estimated cost and time required for the conversion are about HK$70,000,000 and nine months respectively and building works approvals from the government are required.

(5) We have prepared our valuation in accordance with Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors.

Extracts from the audited accounts of The Wesley for the years ended 30th June, 1999, 2000 and 2001 and additional financial information in respect of the guaranteed annual payments by GHH

The table below sets out a summary of the audited profit and loss accounts of The Wesley for each of the years ended 30th June, 1999, 2000 and 2001.

	Year ended 30th June,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	37,037	37,602	42,378
Cost of sales	(33,924)	(33,169)	(32,958)
	3,113	4,433	9,420
Other revenue	2,357	2,416	2,522
Administrative costs	(12,284)	(12,067)	(12,112)
Loss for the year excluding taxation and payment to Methodist Centre Limited	(6,814)	(5,218)	(170)

Under the terms of the management contract with the Methodist Centre Limited in respect of The Wesley, guaranteed annual payments were made by GHH each year which were recorded in the accounts of GHH itself rather than the accounts of The Wesley. Had these payments been recorded in the accounts of the Wesley for the years ended 30th June, 1999, 2000 and 2001 the impact on its accounts would be:

	Year ended 30th June,		
	1999	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*
Loss for the year excluding taxation and payment to Methodist Centre Limited	(6,814)	(5,218)	(170)
Guaranteed minimum payments to the Methodist Centre Limited	(8,000)	(8,000)	(8,000)
Net effect of management contract of The Wesley	(14,814)	(13,218)	(8,170)

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the HLP Group. The HLP Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement contained herein misleading.

The information contained herein relating to GHH has been supplied by the directors of GHH, who jointly and severally accept full responsibility for the accuracy of the information contained in this circular (other than those relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the HLP Directors in the share capital of HLP or its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) which are required to be notified to HLP and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under Section 31 of, or Part 1 of the Schedule to, the SDI Ordinance) or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to HLP and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

HLP *(Note 1)*

Name of HLP Director	Personal interests	Family interests	Corporate interests	Other interests	Approximate shareholding percentage
Ronald Joseph Arculli	14,737 shares	N/A	709,609 shares *(Note 2)*	N/A	0.025%

Notes:

1. The nominal value of the shares in the ordinary share capital of HLP is HK$1.00 each.

2. 709,609 shares in the share capital of HLP are held by Citadel Investments Limited which is owned as to 100% by Mr. Ronald Joseph Arculli.

HLG (*Note*)

Name of HLP Director	Personal interests	Family interests	Corporate interests	Other interests	Approximate shareholding percentage
Ronald Joseph Arculli	581,775 shares	N/A	508,200 shares	N/A	0.08%

Note: The nominal value of shares in the share capital of HLG is HK$1.00 each.

GHH (*Note*)

Name of HLP Director	Personal interests	Family interests	Corporate interests	Other interests	Approximate shareholding percentage
Ronald Joseph Arculli	3,021 A Shares	N/A	168,858 A Shares	N/A	0.028%
	3,515 B Shares	N/A	196,470 B Shares	N/A	0.033%

Note: The nominal value of the A Shares and the B Shares in the share capital of GHH is HK$0.10 each and HK$0.01 each respectively.

(b) As at the Latest Practicable Date, so far as the HLP Directors are aware, according to the register of members kept by HLP, the persons (other than the HLP Directors or the chief executives of HLP) who were directly or indirectly interested in 10% or more of the nominal value of any class of share capital in HLP carrying rights to vote at any general meeting were as follows:

Name	Number of shares (*Note 1*)	Approximate shareholding percentage
Cole Limited	1,795,360,670 (*Note 2*)	62.1%
HLG	1,767,027,570 (*Note 3*)	61.2%
Prosperland Housing Limited	1,267,523,511 (*Note 4*)	43.9%
Purotat Limited	352,074,500 (*Note 4*)	12.2%

Notes:

1. Reference to shares above refer to ordinary shares of nominal value of HK$1.00 each in the share capital of HLP.

2. Cole Limited was deemed to be interested in 1,767,027,570 ordinary shares held by HLG and its subsidiaries, which have been included in the above-mentioned number of 1,795,360,670.

3. HLG was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,523,511 ordinary shares held by Prosperland Housing Limited, 352,074,500 ordinary shares held by Purotat Limited, and 147,429,559 ordinary shares held by other subsidiaries.

4. The 1,267,523,511 ordinary shares held by Prosperland Housing Limited and the 352,074,500 ordinary shares held by Purotat Limited were included in the above-mentioned number of 1,767,027,570 ordinary shares held by HLG.

Save as disclosed above, so far as the HLP Directors are aware, there were no persons who, as at the Latest Practicable Date, directly or indirectly held or were beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote at any general meeting of HLP or any other members of the HLP Group.

(c) Interests in options of HLG held by HLP Directors

As at the Latest Practicable Date, the following HLP Directors had interests in respect of options to subscribe for shares in HLG granted under the share option scheme of HLG:

Name	**Date of Grant**	**Exercise Price** *HK$*	**Number of shares of HLG represented by options**
Nelson Wai Leung Yuen	24th February, 2000	6.12	2,500,000 *(Note a)*
Wilfred Sai Leung Ho	24th February, 2000	6.12	1,250,000 *(Note a)*
Terry Sze Yuen Ng	1st November, 2001	5.87	1,250,000 *(Note b)*

Notes:

(a) These share options were granted to the named directors on 24th February, 2000 under the Share Option Scheme of HLG at an exercise price of $6.12 per share, exercisable in 3 tranches, i.e. 20% from 24th February, 2001, 30% from 24th February, 2002 and 50% from 24th February, 2003, all expiring on 23rd February, 2010.

(b) The share option was granted on 1st November, 2001 under the Share Option Scheme of HLG at an exercise price of $5.87 per share, exercisable in 3 tranches, i.e. 20% from 1st November, 2002, 30% from 1st November, 2003 and 50% from 1st November, 2004, all expiring on 31st October, 2011.

3. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the HLP Directors has any existing or proposed service contract with any members of the HLP Group, excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation).

4. HLP DIRECTORS' AND EXPERT INTEREST IN ASSETS/CONTRACTS AND OTHER INTERESTS

None of the HLP Directors is materially interested in any contract or arrangement entered into by any member of the HLP Group subsisting at the date of the circular which is significant in relation to the business of the HLP Group.

None of Rothschild or Chesterton has any shareholding, directly or indirectly, in any member of the HLP Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the HLP Group.

None of the HLP Directors, Rothschild or Chesterton has any direct or indirect interest in any assets which have since 30th June, 2002 (being the date to which the latest published audited consolidated accounts of HLP were made up) been acquired or disposed of by or leased to any member of the HLP Group or are proposed to be acquired or disposed of by or leased to any member of the HLP Group.

5. MATERIAL ADVERSE CHANGE

The HLP Directors are not aware of any material adverse change in the financial or trading position of the HLP Group as at 30th June, 2002, being the date to which the latest published audited consolidated accounts of HLP were made up.

6. QUALIFICATION OF EXPERT

The qualifications of the experts who have given opinions in this circular are as follows:

Name	Qualification
Rothschild	an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
Chesterton	Registered Professional Surveyors

7. CONSENTS

Rothschild and Chesterton have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion herein of their respective letters and references to their respective names in the forms and context in which they respectively appear.

8. LITIGATION

No member of the HLP Group is at present engaged in any litigation or claim of material importance to the HLP Group and no litigation or claim of material importance to the HLP Group is known to the HLP Directors to be pending or threatened by or against any member of the HLP Group.

9. MISCELLANEOUS

(a) The company secretary of HLP is Mr. Robin Sik Wing Ching and he is a Fellow of The Association of Chartered Certified Accountants and the Institute of Chartered Secretaries and Administrators.

(b) The registered office of HLP is situated at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

(c) The share registrar of HLP is Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at HLP's registered office address at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong during normal business hours on any business day from the date of this circular until 8th October, 2002:

(a) the memorandum and articles of association of HLP;

(b) the letter of advice dated 20th September, 2002 from Rothschild, the text of which is set out on pages 20 to 30 in this circular;

(c) the letter from the Independent HLP Director, the text of which is set out on page 19 in this circular;

(d) the letter, summary of values and valuation certificate all dated 20th September, 2002 prepared by Chesterton, the text of which are set out in Appendix I to this circular;

(e) the letters of consent referred to in paragraph 7 in this Appendix; and

(f) the S&P Agreement.

恒隆地產
HANG LUNG PROPERTIES

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

(incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hang Lung Properties Limited ("HLP") will be held at 4:30 p.m. on 8th October, 2002 at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong for the purpose of considering and, if thought fit, passing (with or without modifications) the following resolution which will be proposed as an ordinary resolution of HLP:

ORDINARY RESOLUTION

"**THAT** the conditional sale and purchase agreement dated 28th August, 2002 (the "S&P Agreement") made between, inter alia, Hang Lung Properties Limited ("HLP") and Hang Lung Group Limited ("HLG") relating to, inter alia, the acquisitions by HLP of the interests of HLG and its subsidiaries in 460,575,581 A Shares and 417,686,735 B Shares in Grand Hotel Holdings Limited ("GHH") based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively, through the acquisition of: (a) 332,047,066 A Shares and 417,686,735 B Shares in GHH directly; and (b) the entire issued share capital of, and Shareholders' Loans to, Hang Far Company Limited and Hoi Sang Limited, two wholly-owned subsidiaries of HLG holding 128,528,515 A Shares in GHH in aggregate, a copy of which has been produced to this meeting marked "A" and initialled by the Chairman of this meeting for the purpose of identification, be and is hereby approved and that the directors of HLP be and are hereby authorised to implement and to take any and all steps and do and/or procure to be done any and all acts and things as they may in their absolute discretion consider necessary, desirable or expedient to implement and give effect to the S&P Agreement and the transactions contemplated thereunder."

By Order of the Board
Robin Sik Wing Ching
Company Secretary

Notes:

1. Any shareholder entitled to attend and vote at the meeting is entitled to appoint one or more separate proxies to attend and on a poll, to vote instead of him. A proxy needs not be a shareholder of HLP.

2. To be valid, a form of proxy in the prescribed form together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at HLP's share registrar, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the meeting.

3. A form of proxy for use at the meeting is enclosed.

4. In case of joint holders, if more than one of such joint holders be present at any meeting, the vote of the senior who tenders a vote, whereby in person or by proxy or by representative, shall be accepted to the exclusion of the vote of the other joint holder, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members of HLP in respect of a joint holding.

3. 隨附大會之代表委任表格。

4. 如屬聯名持有人，倘超過一名該等聯名持有人出席任何大會，親身或委任代表作出投票之投票優先者，須接納排除另一名聯名持有人之投票，而就此而言，優先性以其有關聯名股權於恒隆地產股東登記冊之排名次序決定。

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

(於香港註冊成立之有限公司)

茲通告恒隆地產有限公司(「恒隆地產」)謹訂於二零零二年十月八日下午四時三十分假座香港中環德輔道中四號渣打銀行大廈二十八樓舉行股東特別大會，藉以考慮及酌情通過(不論是否經修訂)下列決議案為恒隆地產之普通決議案：

普通決議案

「**動議**批准其中由恒隆地產有限公司(「恒隆地產」)與恒隆集團有限公司(「恒隆集團公司」)於二零零二年八月二十八日訂立之有條件買賣協議(「買賣協議」)，內容關於(其中包括)恒隆地產按分別每股A股港幣1.84元及每股B股港幣0.184元之議定價格，透過：(a)直接收購於格蘭酒店集團有限公司(「格蘭酒店」)332,047,066股A股及417,686,735股B股；及(b)收購兩間持有格蘭酒店合共128,528,515股A股之恒隆集團公司全資附屬公司Hang Far Company Limited與Hoi Sang Limited之全部已發行股本及股東貸款，以收購恒隆集團公司及其附屬公司於格蘭酒店之460,575,581股A股及417,686,735股B股權益，註有「A」字樣之買賣協議副本已送交大會及由主席簽署以資識別；以及授權恒隆地產董事實行及採取任何及所有步驟，並進行及／或促使完成任何及所有彼等可絕對酌情認為必需之行動及事宜，以實行及使買賣協議及根據買賣協議預期之交易生效。」

承董事會命
公司秘書
程式榮
謹啟

附註：

1. 凡有權出席大會並於會上投票之股東，均可委派一名或以上之獨立代表代其出席大會，並代表投票。受委代表毋須為恒隆地產股東。

2. 按指定形式之代表委任表格連同經簽署之授權文件或其他授權書(如有)(或經公證人簽署之授權文件或其他授權書副本)，必須於大會指定舉行時間48小時前送達恒隆地產之股票過戶及登記處香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心十七樓)，方為有效。

8. 訴訟

恒隆地產集團成員公司現時概無涉及任何對恒隆地產集團屬重要之訴訟或索償，及就恒隆地產董事所知，恒隆地產集團任何成員公司亦無任何尚未了結或蒙受威脅且對恒隆地產集團屬重要之訴訟或索償。

9. 其他事項

(a) 恒隆地產之公司秘書為程式榮先生。程先生為英國特許會計師公會及特許秘書及行政人員公會之資深會員。

(b) 恒隆地產之註冊辦事處為香港中環德輔道中四號渣打銀行大廈二十八樓。

(c) 恒隆地產之股票過戶及登記處為香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心十七樓)。

(d) 本通函之中、英文本倘有歧異，概以英文本為準。

10. 備查文件

下列文件之副本將由本通函刊發日期起，直至二零零二年十月八日為止，於任何營業日之一般辦公時間內在恒隆集團之註冊辦事處(地址為香港中環德輔道中四號渣打銀行大廈二十八樓)可供查閱：

(a) 恒隆地產之組織章程大綱及細則；

(b) 洛希爾於二零零二年九月二十日發出之建議函件，其全文載於本通函第20至30頁；

(c) 恒隆地產獨立董事函件全文載於本通函第19頁；

(d) 卓德於二零零二年九月二十日所編製之函件、估值概要及估值證書，其全文載於本通函附錄一；

(e) 本附錄第7段所述之同意書；及

(f) 買賣協議。

4. 恒隆地產董事及專家於資產／合約之權益及其他權益

直至本通函刊發日期為止，概無恒隆地產董事於恒隆地產集團任何成員公司訂立與恒隆地產集團之業務有重大關係之任何合約或安排中擁有重大權益。

洛希爾及卓德均無直接或間接擁有恒隆地產集團任何成員公司之任何股權，或認購或提名其他人士認購恒隆地產集團任何成員公司之證券之權利(不論可予合法執行與否)。

恒隆地產董事、洛希爾及卓德概無自二零零二年六月三十日以來(即恒隆地產最近公佈之經審核綜合賬目之編製日期)於恒隆地產集團成員公司所收購或出售或租用，或恒隆地產集團成員公司建議收購或出售或租用之任何資產中直接或間接擁有權益。

5. 重大不利變動

恒隆地產董事並不知悉恒隆地產集團於二零零二年六月三十日(即恒隆地產最近公佈之經審核綜合賬目之編製日期)之財務或業務狀況出現任何重大不利變動。

6. 專家資格

下列為曾於本通函提供意見之專家資格：

名稱	資格
洛希爾	根據香港法例第333章證券條例註冊之投資顧問
卓德	註冊專業測量師

7. 同意書

洛希爾及卓德均已發出同意書，各自同意刊發本通函，並按本通函所示形式及涵義轉載其各自函件入本通函及引述其各自名稱，且迄今並無撤回其同意書。

2. Cole Limited被視為於恒隆集團公司及其附屬公司持有之1,767,027,570股普通股內擁有權益，而該等普通股已包括於上文所述之1,795,360,670股數目內。

3. 恒隆集團公司被視為於其附屬公司恒旺有限公司、Purotat Limited及其他附屬公司之股權內擁有權益，即分別為1,267,523,511股普通股、352,074,500股普通股及147,429,559股普通股。

4. 恒旺有限公司持有之1,267,523,511股普通股及Purotat Limited持有之352,074,500股普通股，已包括於上文所述恒隆集團公司持有之1,767,027,570股普通股數目內。

除上文所披露者外，就恒隆地產董事所知悉，於最後實際可行日期，並無任何人士直接或間接持有或實益擁有恒隆地產或恒隆地產集團任何其他成員公司之任何類別股本(附有可於任何股東大會投票之權利)面值10%或以上之權益。

(c) 恒隆地產董事持有之恒隆集團公司股份期權之權益

於最後實際可行日期，下列恒隆地產董事擁有根據恒隆集團公司股份期權計劃授出可認購恒隆集團公司股份之股份期權之權益：

姓名	授出日期	行使價 港幣	股份期權所代表之 恒隆集團公司 股份數目
袁偉良	二零零零年二月二十四日	6.12	2,500,000 (附註a)
何世良	二零零零年二月二十四日	6.12	1,250,000 (附註a)
吳士元	二零零一年十一月一日	5.87	1,250,000 (附註b)

附註：

(a) 此等股份期權於二零零零年二月二十四日根據恒隆集團公司股份期權計劃，授予上述董事，行使價為每股港幣6.12元，可分三期行使，即於二零零一年二月二十四日起可行使20%、於二零零二年二月二十四日起可行使30%，以及於二零零三年二月二十四日起可行使50%。全部股份期權均於二零一零年二月二十三日屆滿。

(b) 股份期權於二零零一年十一月一日根據恒隆集團公司股份期權計劃授出，行使價為每股港幣5.87元，可分三期行使，即於二零零二年十一月一日起可行使20%、於二零零三年十一月一日起可行使30%，以及於二零零四年十一月一日起可行使50%。全部股份期權均於二零一一年十月三十一日屆滿。

3. 服務合約

於最後實際可行日期，並無恒隆地產董事與恒隆地產集團之任何成員公司訂立任何現有或建議訂立之服務合約，不包括將於一年內倘終止毋須作出賠償(法定補償除外)之合約。

恒隆集團公司(附註)

恒隆地產董事姓名	個人權益	家族權益	公司權益	其他權益	股權概約百分比
夏佳理	581,775股	不適用	508,200股	不適用	0.08%

附註：　於恒隆集團公司股本中之股份面值為每股港幣1.00元。

格蘭酒店(附註)

恒隆地產董事姓名	個人權益	家族權益	公司權益	其他權益	股權概約百分比
夏佳理	3,021股A股	不適用	168,858股A股	不適用	0.028%
	3,515股B股	不適用	196,470股B股	不適用	0.033%

附註：於格蘭酒店股本中A股及B股之股份面值分別為每股港幣0.10元及每股港幣0.01元。

(b)　於最後實際可行日期，就恒隆地產董事所知悉，根據恒隆地產存置之股東登記冊，直接或間接擁有恒隆地產之任何類別股本(附有可於任何股東大會投票之權利)面值10%或以上權益之人士(除恒隆地產董事或恒隆地產主要行政人員外)如下：

名稱	股份數目(附註1)	股權概約百分比
Cole Limited	1,795,360,670(附註2)	62.1%
恒隆集團公司	1,767,027,570(附註3)	61.2%
恒旺有限公司	1,267,523,511(附註4)	43.9%
Purotat Limited	352,074,500(附註4)	12.2%

附註：

1.　上文所指之股份為恒隆地產之股本中每股面值港幣1.00元之普通股。

1. 責任聲明

本通函之資料乃遵照上市規則刊載，旨在提供有關恒隆地產集團之資料。恒隆地產董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及深信，本通函內所表達之意見，乃經審慎周詳考慮後始行作出，且本通函並無遺漏其他事實，以致本通函之內容有所誤導。

格蘭酒店董事已提供本通函所載有關格蘭酒店之資料，格蘭酒店董事願就本通函所載資料(有關恒隆地產者除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及深信，本通函內所表達之意見，乃經審慎周詳考慮後始行作出，且本通函並無遺漏其他事實，以致本通函之內容有所誤導。

2. 權益披露

(a) 於最後實際可行日期，恒隆地產董事於恒隆地產或其相聯法團(定義見證券(披露權益)條例(「披露權益條例」))之股本中，擁有以下根據披露權益條例第28條須通知恒隆地產及聯交所之權益(包括根據披露權益條例第31條或附表第一部份被視為或當作擁有之權益)，或根據披露權益條例第29條須載入恒隆地產所存置之登記冊之權益，或根據上市公司董事進行證券交易之標準守則須通知恒隆地產及聯交所之權益：

恒隆地產(附註1)

恒隆地產董事姓名	個人權益	家族權益	公司權益	其他權益	股權概約百分比
夏佳理	14,737股	不適用	709,609股(附註2)	不適用	0.025%

附註：

1. 於恒隆地產普通股本中之股份面值為每股港幣1.00元。
2. 於恒隆地產股本中，709,609股由Citadel Investments Limited持有，夏佳理先生擁有Citadel Investments Limited 100%之權益。

衛蘭軒於截至一九九九年、二零零零年及二零零一年六月三十日止年度之經審核賬目摘要及有關格蘭酒店支付保證年費之其他財務資料

下表載列衛蘭軒於截至一九九九年、二零零零年及二零零一年六月三十日止年度各年之經審核損益賬概要。

	截至六月三十日止年度		
	一九九九年	二零零零年	二零零一年
	港幣千元	港幣千元	港幣千元
營業額	37,037	37,602	42,378
銷售成本	(33,924)	(33,169)	(32,958)
	3,113	4,433	9,420
其他收入	2,357	2,416	2,522
行政成本	(12,284)	(12,067)	(12,112)
年內虧損（不包括税項及支付予Methodist Centre Limited之費用）	(6,814)	(5,218)	(170)

根據就衛蘭軒而與Methodist Centre Limited訂立之管理合約條款，格蘭酒店每年支付之保證年費乃記錄於格蘭酒店本身之賬目而非衛蘭軒之賬目。如將有關費用記錄於衛蘭軒之賬目，於截至一九九九年、二零零零年及二零零一年六月三十日止年度會對其賬目造成以下影響：

	截至六月三十日止年度		
	一九九九年	二零零零年	二零零一年
	港幣千元	港幣千元	港幣千元
年內虧損（不包括税項及支付予Methodist Centre Limited之費用）	(6,814)	(5,218)	(170)
支付予Methodist Centre Limited之保證最低費用	(8,000)	(8,000)	(8,000)
衛蘭軒管理合約之淨影響	(14,814)	(13,218)	(8,170)

	物業	概況及詳情	佔用詳情	於二零零二年八月二十八日現況下之公開市值(考慮到計劃改建用途)
2.	九龍 旺角 彌敦道627號 雅蘭酒店 酒店部份 第10246號九龍內地段500,000份之350,000份	雅蘭酒店為一幢23層高酒店／商業大廈(包括兩層地庫)，其中設有549個客房，及配套餐廳及樓宇後設施，以及一個開設商舖及餐廳之商場。該項發展於一九八七年落成。 該物業為該發展之酒店部份，主要包括位於地下之酒店大堂及停車／上落貨區、位於四樓之機器／停車場地區、於五樓及六樓之餐廳／大堂、於七樓至二十樓之客房，以及於地庫第二層之樓宇後設施。 該物業之總樓面面積擴充至約30,000平方米(322,920平方呎)。 現時建議將該物業改建為23層商業／辦公室大廈，其中包括商業／停車場平台上之辦公室大樓。地庫第二層及四樓平台設有停車位。 第10246號九龍內地段由政府按重批地規約第10561號持有，由一九一零年六月二十七日起計為期150年，每年政府地租為港幣2,204元。	該酒店現時由業主經營。	港幣620,000,000元

附註：

(1) 該物業之註冊業主為MODALTON LIMITED(格蘭酒店集團有限公司之全資附屬公司)。

(2) 該物業現時受一項公契及管理協議所規限。

(3) 在編製估值時，吾等假設整個發展將會根據獲提供之改建計劃書改為商業／辦公室大廈，並已經考慮到所需成本及時間。

(4) 根據吾等所獲之資料，改建工程所須之估計成本及時間分別約為港幣70,000,000元及九個月，且建築工程須獲得政府批准。

(5) 吾等已根據香港測量師學會刊發之物業資產估值指引附註(Guidance Notes on the Valuation of Property Assets)編製估值。

估值證書

	物業	概況及詳情	佔用詳情	於二零零二年八月二十八日現況下之公開市值(考慮到計劃改建用途)
1.	香港 鰂魚涌 康山道2號 康蘭酒店 (包括格蘭會及康蘭豪華寓所) 第8566號內地段餘段之700,000份之47,000份之不可分割平均份數	康蘭酒店為建於商業及停車場平台(名為康怡廣場)上之酒店。該項發展於一九八七年落成。 該物業主要為酒店大堂、於商業／停車場平台二樓之停車／上落貨區及三樓之餐廳、於九樓之康樂會所(名為格蘭會)、十樓後座範圍、十一至二十二樓之酒店住宿部份，以及天台之分散部份。 由十一樓至二十二樓之酒店住宿部份提供合共490個客房。於十六樓至二十二樓之242個客房已經改建為服務式住宅，其餘248個客房仍然用作酒店房間。 格蘭會提供多種運動設施，包括游泳池、壁球場、體育館及健身室等。 該物業之總樓面面積擴充至約35,275平方米(379,700平方呎)。 現時之248個酒店房間計劃改建為服務式住宅。 第8566號內地段由政府按換地規約第11728號持有，由一九八四年四月二十七日起計為期75年，可再續期75年，每年政府地租為港幣1,000元。	該酒店現時由業主經營。	港幣600,000,000元

附註：

(1) 該物業之註冊業主為TEGRATON LIMITED(格蘭酒店集團有限公司之全資附屬公司)。

(2) 該物業現時受一項單邊契據、公契、兩份批約修訂書及一項管理保證書(由地下鐵路公司與政府簽訂)所規限。

(3) 在編製估值時，吾等已經計及該物業之用途可能會由現有酒店客房改建為服務式住宅(並已經考慮到所需成本及時間)。

(4) 根據吾等所獲之資料，改建工程所須之估計成本及時間分別約為港幣10,000,000元及六個月，且在規劃或在建築工程方面毋須獲得政府批准。

(5) 吾等已根據香港測量師學會刊發之物業資產估值指引附註(Guidance Notes on the Valuation of Property Assets)編製估值。

估值概要

物業	於二零零二年八月二十八日現況下之公開市值（考慮到計劃改建用途）
1. 香港 鰂魚涌 康山道2號 康蘭酒店(包括格蘭會及康蘭豪華寓所)	港幣600,000,000元
2. 九龍 旺角 彌敦道627號 雅蘭酒店酒店部份	港幣620,000,000元
總計：	港幣1,220,000,000元

吾等在極大程度上依賴閣下提供之資料，並接納獲提供之有關規劃批准或法定通告、地役權、年期、交易賬目、改建計劃詳情、改建成本、樓面面積及其他一切有關資料之意見。估值證書所列尺寸、量度及面積乃根據提供予吾等之文件所載資料，因此僅為約數。

吾等曾視察物業之外貌，在可能情況下曾視察其內部。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損毀。但是，吾等無法呈報該等物業是否確無腐朽、蟲蛀或任何其他結構損毀，無進行任何樓宇設施測試。

吾等在估值時並無考慮物業所附帶之任何抵押、按揭或債項，以及在出售成交時可能產生之任何開支或稅項。吾等假設所有物業概無附帶可影響價值之繁重負擔、限制及支銷。

隨函附奉吾等之估值概要及估值證書。

此致

恒隆集團有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

恒隆地產有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

格蘭酒店集團有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

代表
卓德測計師行有限公司
執行董事
陳超國
MSc FRICS FHKIS MCIArb RPS(GP)
謹啟

二零零二年九月二十日

吾等遵照閣下之指示，對標題所列之物業進行估值，並考慮到該等物業各自之改建計劃，吾等證實曾視察該等物業，作出有關查詢，並蒐集及取得吾等認為必要之其他資料，以便根據下列估值基準向閣下呈述吾等對該等物業於二零零二年八月二十八日之公開市值之意見。

吾等之估值乃吾等對公開市值之意見，所謂公開市值，吾等定義為「物業權益於估值日在下列假定情況下以現金代價無條件完成出售可取得之最高價格：

(a) 有自願賣方；

(b) 於估值日前，有一段合理時間(視乎物業性質及市況)可適當地在市場推銷該項權益、協商價格及條款，以及完成銷售；

(c) 於任何較早假定交換合約之日之市況、價值水平及其他情況與估值日相同；

(d) 不考慮具有特殊興趣買家任何追加出價；及

(e) 交易雙方在知情、審慎及不受催迫之情況下行事。」

吾等之估值假定業主於公開市場上將物業出售而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以便抬高該等物業之價值。此外，吾等在估值時，並無計及任何有關或影響出售該等物業之選擇權或優先購買權，亦假設並無任何形式之強制出售情況。

吾等在評估第一項物業時，乃按現況基準(即其現有外部情況)，並已計及可能將現有酒店客房改建為服務式住宅。吾等亦已經考慮到改建所需成本及時間。吾等並已參考該物業按目前用途之過往交易賬目。

吾等在評估第二項物業時，乃按現況基準(即其現有外部情況)，並已考慮到可能根據獲提供之計劃書將整個發展改建為商業／辦公室大廈，及已考慮到所需成本及時間。吾等已經參考市場上可供參考之銷售憑證。

吾等未獲提供該等物業之業權文件，但曾往土地註冊署查冊。然而，吾等並無查閱文件正本以核證業權或證實是否存在任何未載於提供予吾等之副本之修訂。

以下為獨立估值師卓德測計師行有限公司就對格蘭酒店之物業於二零零二年八月二十八日之估值發出之函件全文、估值概要及估值證書，以供轉載於本通函。

Chesterton
PETTY
卓德

國際物業顧問

卓德測計師行有限公司
香港
中環
添美道1號
中信大廈16樓

敬啟者：

(1) 香港鰂魚涌康山道2號康蘭酒店(包括格蘭會及康蘭豪華寓所)

(2) 九龍旺角彌敦道627號雅蘭酒店酒店部份

債務對股本比率及利息覆蓋比率。就分析而言，吾等揀選了希慎興業有限公司(「希慎」)及信和置業有限公司(「信和」)。此乃由於該兩間公司之大部份收入均來自租金收入，與恒隆地產之現有業務相似。吾等之分析詳情載列如下：

	年結日	資產負債比率	債務對股本比率	利息覆蓋比率
希慎	二零零一年十二月三十一日	26.3%	14.4%	3.5倍
信和	二零零一年六月三十日	29.9%	13.7%	1.2倍
平均		**28.1%**	**14.1%**	**2.3倍**
恒隆地產於收購(考慮到改建成本)及收購建議完成時		**32.2%**	**16.6%**	**3.3倍**

資料來源：年報

吾等注意到，於收購(考慮到改建成本)及收購建議完成時，恒隆地產集團之備考資產負債比率及債務對股本比率稍高於希慎及信和之有關數據及其平均值，而備考利息覆蓋比率則在希慎及信和之有關數據範圍之內。吾等認為，恒隆地產集團之備考資產負債比率、債務對股本比率及利息覆蓋比率，於收購及收購建議完成時維持於可接納水平。

推薦建議

在考慮上述主要因素及原因後，特別是收購之背景及理據，吾等認為，買賣協議之條款對恒隆地產獨立股東而言屬公平合理。因此，吾等建議恒隆地產獨立董事，建議恒隆地產獨立股東投票贊成通函第43至44頁所載「恒隆地產股東特別大會之通告」所述之普通決議案，以批准收購。

此致

恒隆地產獨立董事　台照

代表
洛希爾父子(香港)有限公司
董事
周國榮
謹啟

二零零二年九月二十日

4. **收購及收購建議之財務影響**

根據買賣協議，待售股份及轉讓股東貸款之總代價約為港幣924,400,000元。連同改建格蘭酒店物業之估計成本約港幣80,000,000元及全面應付收購建議所需之額外資金約港幣295,800,000元，恒隆地產所需之資金總額約為港幣1,300,200,000元，預期由恒隆地產集團以內部資源及/或銀行融資撥付。

由於所付總金額僅佔恒隆地產集團於二零零二年六月三十日之經審核資產淨值約5%，恒隆地產董事估計，於收購及收購建議完成後，恒隆地產集團之資產淨值或盈利只會有輕微即時影響。然而，恒隆地產董事會相信，集合格蘭酒店物業及恒隆地產物業之管理工作及擁有權，以及更改格蘭酒店物業之用途，長遠而言可望為恒隆地產帶來更佳回報。

由於買賣協議之總代價、改建成本及收購建議所須支付金額，將由恒隆地產集團以內部資源及/或銀行融資撥付，恒隆地產集團之資產負債比率(即按備考方式計算以恒隆地產淨借貸(即計息借貸減現金及銀行存款)除以股東權益)將由現有於二零零二年六月三十日約27.6%上升至於收購(考慮到改建成本)及收購建議完成時約32.2%。債務對股本比率(即按備考方式以銀行借貸淨額(即銀行借款及透支減現金及銀行存款)除以股本(即股東資金及少數股東權益)將由現有於二零零二年六月三十日約12.1%上升至於收購(考慮到改建成本)及收購建議完成時約16.6%。假設全數金額將由銀行融資支付，則利息覆蓋比率(即按備考方式計算以扣除利息及税項前之盈利除以資本化前利息總開支)將由現有於截至二零零二年六月三十日止年度約3.5倍下降至收購(考慮到改建成本)及收購建議完成時約3.3倍。吾等已審閱香港其他主要上市地產公司之資產負債比率、

※ R

收款項、按金及預付款項、應付款項、應計費用、已收按金等。因此，吾等認為，就獨立股東而言，代價基準(主要在參考格蘭酒店主要資產之獨立估值而作出調整後按其資產淨值釐定)為公平合理。

(iii) 條件

收購須待多項條件達成後，包括恒隆集團公司獨立股東及恒隆地產獨立股東分別於恒隆集團公司股東持別大會及恒隆地產股東特別大會批准收購，方告完成。收購其他條件之詳情載於「恒隆地產董事會函件」中「買賣協議之條件」一節

3. **收購之影響**

於完成時，買方及其一致行動人士將佔有477,093,067股A股及438,282,785股B股權益，分別佔已發行A股及B股約76.8%及73%。根據收購守則第26.1條，於完成時，買方須就買方及與其一致行動人士並無擁有或並無同意收購之各類股份，即已發行A股及B股，提出無條件全面收購建議。為全面應付收購建議而產生之額外資金需求，預期約為港幣295,800,000元，而對恒隆地產集團之相應財務影響詳述於下文「收購及收購建議之財務影響」一節。

倘收購建議獲價值不少於無利害關係之已發行A股之90%及無利害關係之已發行B股之90%接納，則買方有意根據公司條例第168條強制收購條文，收購一切餘下並非由本身及與其一致行動人士擁有之股份。於進行有關強制收購後，格蘭酒店將成為恒隆地產之全資附屬公司，並將向聯交所申請撤銷股份於聯交所之上市地位。

收購建議及擬申請撤回股份上市地位之詳情載於「恒隆地產董事會函件」中「可能提出之無條件現金收購建議」、「強制收購及撤銷格蘭酒店上市地位」及「恒隆地產就格蘭酒店集團之意向」等節。

根據吾等與卓德之討論，吾等明白格蘭酒店物業的可供比較物業之市價(以於二零零二年完成之交易為基準)如下：

	每平方呎概約價格 (港幣)
酒店物業(附註)	
港島東區	2,100至3,600
商業物業	
佐敦、油麻地及旺角	1,700至2,900

資料來源：卓德

附註：根據吾等與卓德之討論，吾等明白於二零零二年香港並無售出整幢可供比較服務式寓所之交易先例。鑒於經營酒店與經營服務式寓所而使用物業之性質及用途類似，吾等遂以酒店市值以作比較。

上述有關格蘭酒店物業之估計每平方呎代價港幣1,785元或港幣1,913元(倘並無計及衛蘭軒管理合約之估計價值)，較港島東區可供比較酒店物業之市價為低，但與佐敦、油麻地及旺角可供比較商業物業之市價相若。

此外，吾等亦已將代價金額與股份之歷史價格比較，並審閱可與格蘭酒店相比之公司之交易倍數及自二零零一年以來對香港上市公司提出之全面收購建議。然而，吾等認為，此等估值標準並不適用於評估買賣協議之代價，原因是有關標準一般用作評估業務，而恒隆地產訂立買賣協議之其中一項主要考慮因素為收購格蘭酒店之有關物業資產。　閣下亦須注意，恒隆地產擬於完成後，更改格蘭酒店之主要物業資產用途。因此，吾等認為，在評估代價基準時，不適宜採用按格蘭酒店之歷史財務表現進行之估值方法。

根據與恒隆地產管理層之商討，吾等得悉格蘭酒店集團之主要資產為格蘭酒店物業。格蘭酒店物業之賬面總值相當於格蘭酒店集團於二零零二年六月三十日之總資產值約85.8%。格蘭酒店集團之其他資產及負債主要為現金與銀行存款、應

就汀蘭居之合約而言，從吾等與恒隆地產管理層之商討中得悉，這合約僅為汀蘭居業主與服務供應商格蘭酒店集團訂立之一項服務合約。據此，業主會負責將汀蘭居合約之成本及溢利報賬。由於格蘭酒店集團只收取管理費，加上合約可由任何一方發出三個月書面通知而終止，故恒隆地產董事認為，這合約不會有任何剩餘價值。

格蘭酒店物業於二零零二年八月二十八日之價值已由卓德評估為港幣1,220,000,000元(詳情載於通函附錄一)。收購Hang Far Company Limited及Hoi Sang Limited全部已發行股本之總代價，相當於其於二零零二年七月三十一日之合併未經審核資產淨值(已計及根據買賣協議之每股A股港幣1.84元之代價)。股東貸款將按各自之面值轉讓。

根據吾等與卓德之討論，吾等明白格蘭酒店物業之估值工作乃按香港估值師一般專業守則進行，有關估值已計及因可能改變格蘭酒店物業用途而引致價格上升之情況。然而，卓德在進行估值工作時，並無計及格蘭酒店物業為恒隆地產所帶來任何預期之協同效益及策略價值(如上文「1.背景及理據」一節所述)。

就分析而言，並根據每股A股港幣1.84元及每股B股港幣0.184元之代價計算，格蘭酒店之估值約為港幣1,254,200,000元。在計及格蘭酒店物業總樓面面積約702,620平方呎後，代價約為每平方呎港幣1,785元(倘並無計及衛蘭軒管理合約之估計價值則約為每平方呎港幣1,913元)。敬請注意，是項按每平方呎計算之估計代價並無計及格蘭酒店資產(除格蘭酒店物業，以及衛蘭軒管理合約之估計價值(視乎情況而定)外)之價值，亦無計及對恒隆地產所產生任何預期之協同效益及策略價值。

上述資產詳情載於「恒隆地產董事會函件」中「買賣協議」及「有關格蘭酒店之資料」等節。

(ii) 代價

待售股份及轉讓股東貸款之代價分別約為港幣688,000,000元及港幣236,400,000元，兩者須於完成時以現金支付。根據吾等與恒隆地產管理層之討論所得，吾等明白買賣協議乃由恒隆地產及恒隆集團公司按公平原則磋商並按正常商業條款訂立。此外，吾等明白恒隆集團公司董事及恒隆地產董事已考慮到恒隆集團公司與恒隆地產之關係，並認為以參照格蘭酒店主要資產之公平市值作出調整後之資產淨值釐定代價，是對各訂約方訂立公平合理代價之最為合適基準。詳情載於「恒隆地產董事會函件」中「代價基準」一節。

代價金額每股A股港幣1.84元及每股B股港幣0.184元，乃相當於格蘭酒店物業因進行獨立估值而引致之虧損作出調整，並已計及衛蘭軒及汀蘭居之管理合約後，每股A股及每股B股之經調整綜合資產淨值，有關詳情載於「恒隆地產董事會函件」內「購買價」分節及「有關格蘭酒店之資料」一節，以及通函附錄二。

「恒隆地產董事會函件」亦有提及，衛蘭軒管理合約之估計價值，已參考衛蘭軒於最近三個財政年度之財務表現，以及該管理合約之主要條款(包括衛蘭軒業主於直至二零零七年二月止未來五年可收取保證最低年度收入港幣11,000,000元，及直至二零一二年二月止餘下五年每年的港幣15,000,000元)釐定為約港幣90,000,000元之責任承擔。本管理合約為不可轉讓，以及僅可在衛蘭軒業主遭清盤或違反合約時予以終止，並將於二零一二年二月四日到期。從衛蘭軒於截至二零零一年六月三十日止三個年度各年之經審核業績概要可見，於該三個年度經營該管理合約一直招致虧損(未計及向衛蘭軒業主支付保證最低年費)，詳情載於通函附錄二。在考慮到衛蘭軒於上述三個財政年度之經審核業績及向衛蘭軒業主支付保證最低年度收入對恒隆地產之影響後，並根據與恒隆地產管理層之討論內容，吾等認為該管理層乃經仔細週詳考慮後始評估衛蘭軒管理合約之估計價值。基於上述原因，吾等認為衛蘭軒管理合約之估計價值為公平。

考慮到上述因素後，吾等同意恒隆地產董事之意見，認為收購對恒隆地產而言具重大策略意義，並為恒隆地產於香港優質地段收購高質物業資產之上佳機會，並有助恒隆地產爭取格蘭酒店物業之最大價值，從而提升恒隆地產股東之應佔價值。此外，吾等已考慮到恒隆集團在香港之物業發展及投資經驗，以及吾等與恒隆地產管理層商討有關改建雅蘭酒店及康蘭酒店之原因、優點及好處，且吾等均信納有關決定(以在香港經營酒店及服務式寓所之集團憑着豐富經驗作出之可靠判斷為基準)之理據。

2. **收購**

(i) *將予收購之資產及轉讓股東貸款*

恒隆地產有條件同意收購：

a) 恒隆集團公司所有之332,047,066股A股及417,686,735股B股；及

b) Hang Far Company Limited及Hoi Sang Limited之全部已發行股本。該兩者均為恒隆集團公司之全資附屬公司，合共持有128,528,515股A股。

上述股份總數分別佔最後實際可行日期已發行A股及B股約74.1%及69.6%。

由於Hang Far Company Limited及Hoi Sang Limited之擁有權有所轉變，承讓人已有條件同意向轉讓人購買股東貸款。Hang Far Company Limited及Hoi Sang Limited各自於二零零二年七月三十一日之管理賬目顯示，彼等獲提供之股東貸款之面值分別約為港幣223,200,000元及港幣13,200,000元。

格蘭酒店集團主要擁有及管理酒店及服務式寓所。格蘭酒店擁有及管理格蘭酒店物業，以及管理灣仔之衛蘭軒及荃灣之汀蘭居。格蘭酒店於二零零二年六月三十日之經審核綜合資產淨值約為港幣1,673,500,000元。

Hang Far Company Limited及Hoi Sang Limited之唯一資產為各自持有之121,328,515股A股及7,200,000股A股。Hang Far Company Limited及Hoi Sang Limited之未經審核資產淨值分別為各自於二零零二年七月三十一日之管理賬目所顯示之港幣7,090元及港幣5,302元(已計及根據買賣協議每股A股收購價港幣1.84元)。

而將整幢大樓變為服務式寓所，屆時整幢服務式寓所之管理工作可達致經濟效益。恒隆地產董事因此認為，更改格蘭酒店物業之用途將為恒隆地產集團提升格蘭酒店物業之回報。此外，吾等根據與恒隆地產管理層之討論內容得悉，恒隆地產已檢討過格蘭酒店之業務運作，包括評估格蘭酒店所經營酒店及服務式寓所之入住率及房租，以及訪港旅客之趨勢及組合。恒隆地產亦已比較香港酒店、服務式寓所及商業物業之市場競爭情況及潛力，尤其是恒隆地產已評估雅蘭酒店及康蘭酒店所在地區附近之商業物業及服務式寓所之市場需求，亦考慮到更改用途之額外改建成本。

雅蘭酒店位處香港最繁忙商業街道之一(旺角彌敦道)，而將雅蘭酒店改建為商業物業，將使之於區內享有龐大競爭優勢。再者，恒隆地產現時於區內經營四幢寫字樓，分別為麗斯大廈、栢裕商業中心、荷李活商業中心及旺角中心第一期，完成後應能於物業管理方面進一步帶來協同效益。根據恒隆地產之物業組合界乎6%至8%之回報率，恒隆地產之管理層會致力為是項改建物業帶來相若回報。

至於改建康蘭酒店，利益將主要來自成本效益及效率得以改善，主要因為管理服務式寓所所須之員工人數得以減少。此外，位於鰂魚涌之康蘭酒店附近並沒有很多知名而具規模之服務式寓所，因此競爭可謂有限。還有，由於香港居民或外國僑民通常不會租住酒店房間(中期或長期而言)而會考慮服務式寓所，服務式寓所之潛在租客對象遠較酒店市場之對象廣泛。值得注意的是，康蘭豪華寓所每間房間之平均收入，較格蘭酒店集團旗下酒店房間之平均收入為高，而康蘭豪華寓所於上一財政年度之平均入住率達90%以上。

就分析而言及根據格蘭酒店截至二零零二年六月三十日止年度之業績，投資於格蘭酒店之估計回報約為1.5%(按格蘭酒店股東應佔溢利除以格蘭酒店估值總額約港幣1,254,200,000元計算(詳情載於下文「(ii) 代價」一分節))，較恒隆地產物業組合上述現有回報率為低。

恒隆集團公司董事及恒隆地產董事認為，收購對恒隆集團公司及恒隆地產均有重大策略意義，亦為恒隆地產提供上佳機會收購香港優質地段如旺角及鰂魚涌等之優質物業資產。該等發展成熟地區可供應之相若地段實在非常有限。即使有相若而具吸引力之地段供應，恒隆地產董事相信，收購舊式建築及遷徙原有居民需時甚久、手續繁複，成本較透過收購而收購格蘭酒店之物業資產為高。另外，恒隆地產董事認為，由於格蘭酒店物業資產可輕易改建作為擬定用途及在短時間內帶來收益，加上改建所需時間遠少於收地、拆卸及興建工程所需之時間，故可以盡量縮短此等物業收入終斷之期間。

格蘭酒店之主要物業為位於旺角之雅蘭酒店及位於鰂魚涌之康蘭酒店及康蘭豪華寓所(「格蘭酒店物業」)。格蘭酒店物業毗鄰雅蘭酒店商場及康怡廣場(「恒隆地產物業」)，並為其一部份，分別與兩者相連。雅蘭酒店商場及康怡廣場均由恒隆地產集團擁有。恒隆地產董事認為，收購將有助恒隆地產集合格蘭酒店物業及恒隆地產物業之業權及管理工作，從而帶來更佳管理效率及協同效益。此外，恒隆地產董事認為，收購將有助恒隆地產翻新格蘭酒店物業，並更改其用途，以便爭取格蘭酒店物業之最大價值，並提升恒隆地產股東應佔價值。收購亦將即時為恒隆地產集團之物業組合增加約702,620平方呎之投資物業。

誠如恒隆集團公司、恒隆地產及格蘭酒店於二零零二年八月二十八日作出之聯合公佈所述，格蘭酒店於過往年度均由於經濟整體下滑及來港遊客組合轉變，導致酒店房間需求大減。格蘭酒店之銷售額亦因新酒店及服務式寓所激烈競爭而下跌。需求下跌，部份亦由於近年之城市發展，導致本港酒店所處地點出現改變。儘管於截至二零零二年六月三十日止年度，雅蘭酒店及康蘭酒店之平均入住率分別保持在約89%及86%，惟吾等瞭解到，此乃主要由於較低房租所致。於截至二零零二年六月三十日止年度，雅蘭酒店及康蘭酒店之平均房租分別較上個財政年度減少約21%及17%。

因此於收購完成時，恒隆地產擬將雅蘭酒店改建為設有配套商業設施之寫字樓物業。恒隆地產董事相信，以其座落之優質地段及商業中心位置作為出租寫字樓，較經營酒店業務更為有利可圖。在康蘭酒店方面，恒隆地產擬將之改建為服務式寓所，從

恒隆地產董事已向吾等表示，並無遺漏重大事實，而吾等並不知悉存在任何事實或情況導致獲提供之資料及向吾等作出之聲明變為不真實、不準確或有誤導成份。吾等並無理由質疑恒隆地產董事向吾等提供之資料及聲明是否真實、準確及完整。恒隆地產董事共同及個別對通函所載資料之準確性承擔全面責任，並在作出一切合理查詢後確認，彼等所深知及所確信，通函並無遺漏重大事實，以致其中任何聲明有誤導成份。吾等認為，吾等已審閱足夠資料以達致知情的觀點，以致吾等之意見有合理根據。然而，吾等並無對格蘭酒店或其任何附屬公司或共同控制實體之業務及狀況，進行獨立深入調查。

主要因素及原因

吾等在達致意見時，已考慮到下列主要因素及原因：

1. 背景及理據

以市值而言，恒隆集團乃香港其中一個最大的物業發展及投資集團，於業內具備逾40年之經驗。恒隆集團由香港三家上市公司組成，分別為恒隆集團公司、恒隆地產及格蘭酒店。恒隆集團公司為恒隆集團之投資控股公司，分別持有恒隆地產及格蘭酒店之已發行股本約61.2%及73.7%。恒隆地產為恒隆集團之物業部門，主要從事持有及投資租賃物業、發展及銷售主要位於香港及中國內地之商業及住宅物業。格蘭酒店為恒隆集團之酒店部門，主要於香港從事擁有及管理酒店及服務式住宅。

誠如恒隆地產於二零零二年三月一日之中期報告所指出，恒隆集團擬精簡恒隆集團公司、恒隆地產及格蘭酒店之業務，並將恒隆地產變成恒隆集團之物業旗艦機構，以便日後所有房地產發展項目均由恒隆地產負責。根據吾等與恒隆地產管理層之討論內容，吾等明白收購(其主要考慮之一為收購格蘭酒店名下之物業資產)有助恒隆集團重組及簡化其物業組合。收購旨在落實及實現上述意圖及目標，即精簡集團成員公司之業務及將恒隆地產變成恒隆集團之物業旗艦機構。

以下為洛希爾就買賣協議及收購而發出之函件。有關函件之副本如本通函附錄三所述可供查閱。

ROTHSCHILD

敬啟者：

關連交易

吾等茲提述買賣協議，有關詳情載於恒隆地產在二零零二年九月二十日所刊發之通函（「通函」）。本函件為通函之一部份。洛希爾已獲恒隆地產委任為獨立財務顧問，就買賣協議之條款對恒隆地產獨立股東而言是否公平合理，向恒隆地產獨立董事提供意見。

除非文義另有所指，否則本函件所採用之詞彙與通函所界定者具相同涵義。

恒隆集團公司為恒隆地產之控股公司，持有其已發行股本約61.2%。根據上市規則，收購構成恒隆地產之關連交易。因此，收購須由恒隆地產獨立股東於恒隆地產股東特別大會上批准，而恒隆集團公司及其聯繫人須放棄就有關收購之決議案投票。誠如「恒隆地產董事會函件」所述，根據收購守則，恒隆地產獨立非執行董事及與買方一致行動之人士夏佳理先生亦須於恒隆地產股東特別大會上放棄就其恒隆地產股份所涉及有關收購之決議案投票。

吾等在作出推薦建議時，以恒隆地產向吾等所提供之資料及事實作為依歸，並假設向吾等所作之任何聲明於本函件發出日期在各重大方面均為真實、準確及完整及可以信賴。吾等亦假設通函所載或所述之一切資料、聲明及意見，包括獨立估值師卓德所作之估值（以及向卓德提供之資料及聲明在各方面均為真實及準確），均為公平合理，吾等並依賴該等資料、聲明及意見。

洛希爾父子（香港）有限公司
香港特別行政區
中環遮打道16-20號
歷山大廈16樓

電話：(852) 2525-5333
傳真：(852) 2868-1728
(852) 2810-6997

恒隆地產
HANG LUNG PROPERTIES

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司
（於香港註冊成立之有限公司）

敬啟者：

關連交易

本人茲提述恒隆地產於二零零二年九月二十日刊發之通函（「通函」）。本函件為通函之一部份。除非文義另有所指，否則通函所界定之詞彙與本文所採用者具相同涵義。

本人作為恒隆地產之獨立非執行董事，已獲恒隆地產董事會委任，向閣下提供本人就買賣協議之條款對恒隆地產獨立股東而言是否公平合理之意見。

敬請閣下留意通函第20至30頁所載「洛希爾之函件」。本人已考慮買賣協議之條款及條件、洛希爾之意見及通函第5至18頁所載「恒隆地產董事會函件」載有之其他主要因素。本人認為，買賣協議之條款及條件對恒隆地產獨立股東而言屬公平合理。因此，本人建議恒隆地產獨立股東於恒隆地產股東特別大會投票贊成所提呈有關收購之普通決議案。

此致

恒隆地產列位獨立股東　台照

恒隆地產獨立董事
廖柏偉
謹啟

二零零二年九月二十日

其他資料

敬請閣下留意本通函附錄一至三所載之其他資料。附錄一載有由卓德發出之函件、估值概要及估值證書全文，內容關於卓德於二零零二年八月二十八日對格蘭酒店物業之估值。根據收購守則第11.3條並無可預見之潛在稅務責任。附錄二載有衛蘭軒之若干財務資料。附錄三載有關於恒隆地產之一般資料。

此致

恒隆地產列位股東　台照

承董事會命
執行董事
吳士元
謹啟

二零零二年九月二十日

位。該上市公司將難以吸引新投資者或維持現有少數股東之投資意慾。還有，調配資源維持上市地位，長遠而言不會帶來成本效益。因此，恒隆地產董事亦擬於收購及收購建議完成後將格蘭酒店私有化，並隨之而撤銷其股份於聯交所之上市地位。

格蘭酒店之董事

恒隆地產不擬因收購及收購建議而更改格蘭酒店董事局之組成。

只要股份一直在聯交所上市，恒隆地產便會確保有足夠獨立董事將繼續獲委任加入格蘭酒店之董事局。

股東特別大會

恒隆地產股東特別大會將於二零零二年十月八日下午四時三十分假座香港中環德輔道中四號渣打銀行大廈二十八樓舉行，召開大會之通告載於本通函第43至44頁。於恒隆地產股東特別大會上，將提呈普通決議案，以批准收購及根據收購預期進行之交易。

隨函附上恒隆地產股東特別大會之代表委任表格。不論閣下會否出席大會，務請盡快按代表委任表格所印列之指示填妥及交回表格，惟無論如何須最遲於恒隆地產股東特別大會指定舉行時間48小時前送交恒隆地產之股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓。閣下在填妥及交回代表委任表格後，仍可親身出席恒隆地產股東特別大會並於會上投票。

推薦建議

恒隆地產獨立董事經考慮洛希爾之函件後，認為收購及根據收購預期將進行之交易之條款，對恒隆地產獨立股東而言屬公平合理。因此，恒隆地產獨立董事建議恒隆地產獨立股東，就恒隆地產股東特別大會上所提呈有關收購之普通決議案投贊成票。恒隆地產獨立董事致恒隆地產獨立股東之函件(載有該獨立董事對收購之推薦建議)，全文載於本通函第19頁。

洛希爾之意見函件載有其意見，以及就收購作出意見時所考慮之主要因素及原因，全文載於本通函第20至30頁。

倘股東選擇不接納收購建議而其後股份於聯交所撤銷上市地位，選擇不接納收購建議之股東將持有非上市公司之股份，而該等股份可能並無流通之市場。

視乎格蘭酒店能否維持於聯交所上市地位及符合最低公眾持股量規定，聯交所將緊密監察格蘭酒店日後作出之一切資產收購或出售。聯交所可酌情要求格蘭酒店向其股東發出一份通函，而不論任何建議交易之金額，特別是建議交易等同格蘭酒店偏離主要業務。聯交所亦有權集合一系列交易處理，而該等交易可能令格蘭酒店被視作新上市申請人。

恒隆地產就格蘭酒店集團之意向

業務

恒隆地產董事認為，恒隆地產實現該等物業之所有潛力之最有效業務計劃為對格蘭酒店現時擁有之物業進行下列改建工程：

1. *雅蘭酒店*

   鑑於在該黃金地帶出租寫字樓及商業中心較經營酒店之盈利能力高，酒店之第五至第二十層將改建為設有配套商業設施之寫字樓。

2. *康蘭酒店*

   現有之248間酒店房間將改建為服務式寓所，以使整幢服務式寓所之管理可達致經濟效益。

格蘭酒店於一九八八年收購該兩項物業。鑑於恒隆地產董事對香港物業市場之豐富經驗，加上過去十四年物業市場之轉變，及現在是時候重新評估此等物業之維修計劃，格蘭酒店董事表示，對未來計劃及物業翻新作整體評估考慮乃合適及具效益之舉。該等物業用途之變動乃日常業務過程中之商業決定，而收購將加速達成該計劃。

於完成後，該兩項物業之業務運作將為着效率原因，全歸恒隆地產集團之管理層負責。據此，只有衛蘭軒之酒店管理合約及汀蘭居之服務合約將保留為格蘭酒店之業務，而該兩項改建物業將由恒隆地產管理及經營。由於衛蘭軒之管理合約估計會帶來負面回報，而該兩項改建物業僅帶來被動收入，格蘭酒店並無足夠業務或可觀增長潛力保持上市地

由於收購建議將只會於買賣協議完成時，方會進行。因此，收購建議僅屬可能性質，不一定會進行。

如進行收購建議，其條款將如下所載。

收購建議

倘完成時，百德能將代表買方提出強制性無條件現金收購全部已發行股份建議(不包括買方及其一致行動人士已擁有或同意將予收購之所有已發行股份)。收購建議將包括A股收購建議及B股收購建議，收購基準如下：

A股收購建議：	**每股A股之收購價為現金港幣1.84元**，相當於根據收購每股A股之協定價格；及
B股收購建議：	**每股B股之收購價為現金港幣0.184元**，相當於根據收購每股B股之協定價格。

收購建議之條件

倘提出收購建議，將為無條件。

總代價

倘A股收購建議及B股收購建議分別獲全面接納，買方根據A股收購建議及B股收購建議應支付之總額，將分別約為港幣266,000,000元及港幣29,800,000元，即合共約港幣295,800,000元。收購建議將以恒隆地產集團之內部資源及／或銀行融資撥付。

強制收購及撤銷格蘭酒店上市地位

倘買方就A股及B股之各類別股份接獲有效接納(如否，除非收購守則批准撤銷)，為數分別不少於提出收購建議時已發行無利害關係之A股及無利害關係之B股價值之90%，買方有意根據公司條例第168條強制收購條文收購所有股份。於強制收購後，格蘭酒店將成為恒隆地產之全資附屬公司，並將向聯交所申請撤銷股份於聯交所之上市地位。

倘收購建議之接納未達至已發行無利害關係之A股及無利害關係之B股分別之90%或以上，格蘭酒店將根據收購守則第2.2條及上市規則第6.12條，尋求格蘭酒店獨立股東批准撤銷股份在聯交所之上市地位。

財務資料

下表載列格蘭酒店集團截至二零零二年六月三十日止三個年度之經審核綜合業績概要：

	截至六月三十日止年度(經審核)		
	二零零零年	二零零一年	二零零二年
	港幣百萬元	港幣百萬元	港幣百萬元
營業額	264.2	271.9	224.4
股東應佔純利	21.3	33.0	18.2

格蘭酒店集團於二零零二年六月三十日之經審核綜合資產淨值約為港幣1,673,500,000元，相當於每股A股港幣2.46元及每股B股港幣0.246元。

於二零零二年六月三十日，經參考格蘭酒店物業之最新估值及尚未完成衛蘭軒管理合約之價值後，每股A股及每股B股之經審核綜合資產淨值分別為港幣1.84元及港幣0.184元。

關連交易

恒隆集團公司為恒隆地產之控股公司，持有恒隆地產已發行股本約61.2%。因此，根據上市規則之定義，收購分別構成恒隆地產及恒隆集團公司之關連交易。因此，收購須待恒隆集團公司及恒隆地產獨立股東分別批准後，始可作實。恒隆集團公司及恒隆地產將分別召開股東特別大會，以考慮收購。因此，於恒隆地產股東特別大會上，恒隆集團公司及其聯繫人須就有關收購之決議案放棄投票。恒隆地產董事(包括恒隆地產之獨立非執行董事)認為收購之條款公平合理，並符合恒隆地產及恒隆地產股東之整體利益。

可能提出之無條件現金收購建議

背景

完成時，買方及與其一致行動人士將擁有477,093,067股A股及438,282,785股B股，分別佔已發行A股及B股約76.8%及73%。根據收購守則第26.1條，於完成時，買方將須就各類股份(包括買方及與其一致行動人士並無擁有或同意將予收購之已發行之A股及B股)提出強制無條件全面收購建議。

築物工程，屬任何改建工程之標準申請事宜。估計改建雅蘭酒店及康蘭酒店將分別需要約港幣70,000,000元及約港幣10,000,000元。恒隆地產董事認為，進行上述改建工程將可為恒隆地產股東於該等物業中取得更佳回報。

有關恒隆集團公司之資料

恒隆集團公司是一間於聯交所上市之公司，於香港參與物業發展項目逾四十年。恒隆集團公司在全港發展項目，在中國大陸之業務亦非常活躍，自一九九二年以來，其業務一直集中於上海。恒隆集團新物業發展項目之權益現時透過恒隆地產集團持有，而酒店投資則透過格蘭酒店集團持有。

有關恒隆地產之資料

恒隆地產乃恒隆集團公司之物業公司，而恒隆集團公司按市值計算，為香港其中一間最大規模之物業發展及投資公司，於香港物業市場經營業務逾40年。恒隆地產為恒隆集團擁有61.2%之附屬公司。

恒隆地產主要於香港及中國大陸從事持有及投資出租物業，以及發展及出售商業及住宅物業。租金收入及物業銷售已為及預期繼續為恒隆地產收入之最主要來源。恒隆地產之土地儲備(包括持作待售之物業、發展中物業、已完成之投資物業及未發展地盤)主要位於香港，惟亦有多項投資物業位於中國大陸。恒隆地產擁有權益之香港主要投資物業位於旺角、尖沙咀、中環、銅鑼灣及鰂魚涌之主要交通路線。此外，恒隆地產正於九龍住宅地區如何文田及西九龍填海區之三個地盤發展，即位於機場鐵路九龍站之物業發展第四期項目「The HarbourSide」、興華街西及海輝道。恒隆地產現時擁有權益之中國大陸主要投資物業位於上海，為位於徐家滙之港滙廣場及位於南京西路之恒隆廣場。

有關格蘭酒店之資料

背景及主要業務

格蘭酒店為恒隆集團公司之附屬公司。格蘭酒店之主要業務為控股投資，並透過其附屬公司擁有及管理酒店及服務式寓所。格蘭酒店擁有及管理位於旺角之雅蘭酒店及位於鰂魚涌之康蘭酒店及康蘭豪華寓所，以及管理灣仔之衛蘭軒及荃灣之汀蘭居。

儘管收購動用之資源可另行用作收購旺角及鰂魚涌之其他物業，惟該等已發展地區僅得非常有限之待售物業，而收購可供比較面積地段之機會亦甚低。此外，於該區收購物業涉及舊式建築物，且需要遷徙現有居民，因而需時甚久、過程繁複，以致成本高昂。由於收購可使恒隆地產集團收購格蘭酒店集團多幢整幢現有建築物，而該等建築物可輕易改建從而為恒隆地產集團帶來收益，對恒隆地產集團而言屬吸引之機會。改建該兩項物業所涉及之時間，遠較收地、拆卸及興建工序所需時間為少。該等物業只需稍作改動，一經政府批准更改用途，便能改建為投資物業，為恒隆地產集團帶來收益。

將雅蘭酒店改建為設有配套商業設施之寫字樓物業，以其座落之優秀地段及商業中心位置作為出租寫字樓，在今日而言相信較之於經營酒店業務更為有利可圖。儘管旺角有其他寫字樓可能與改建後之雅蘭酒店競爭，惟雅蘭酒店座落彌敦道(位列香港最繁忙街道之一)，毗鄰旺角地鐵站，地點方便。雅蘭酒店於改建後，將較附近寫字樓優勝。雅蘭酒店憑著其策略性位置及經翻新之內部單位，將於區內享有競爭優勢。再者，恒隆地產現已於同區經營四幢寫字樓，分別為麗斯大廈、栢裕商業中心、荷李活商業中心及旺角中心第一期，應能於物業管理方面進一步帶來協同效益。根據恒隆地產物業組合界乎6%至8%之回報率，管理層會致力為該幢改建物業帶來相若回報。

與此同時，康蘭酒店將改建為服務式寓所，以使整幢大樓變為服務式寓所。將康蘭酒店改建為服務式寓所，將主要因為成本效益及效率得以大為改善而帶來利益。預期管理該等服務式寓所所須之員工人數，遠較管理酒店者為少，因為經營酒店須要有員工全時間當值，惟經營服務式寓所卻無此需要。此外，位於康山之康蘭酒店附近並無太多具規模之服務式寓所，因此競爭有限。還有，服務式寓所之潛在租客對象遠較酒店市場之對象廣泛，因為中期至長期而言，香港居民或外籍人士通常不會租住酒店房間，而單身專業人士、未有子女之夫婦及短期到港人士會考慮租住服務式寓所。鑒於位於康山之有關服務式寓所與太古城地鐵站相近，可為住客提供方便交通，因而吸引租客入住。現時位於康山之服務式寓所康蘭豪華寓所，於截至二零零二年六月三十日止以往三個財政年度均錄得逾90%之入住率，其中每間房間之平均收入，較格蘭酒店集團旗下酒店房間之平均收入為高。由於入住率高企，相信服務式寓所於康山一帶需求甚殷。

在改建該兩項物業後，恒隆地產之管理層預期可透過提升經濟規模，達致更佳回報。由於並無更改土地用途，進行改建工程僅須有限之政府批准。必須取得批准之工程僅為建

下圖載列恒隆地產、恒隆集團公司及格蘭酒店分別於最後實際可行日期，以及緊隨強制收購及格蘭酒店撤銷於聯交所上市地位完成後之股權架構簡圖：

於最後實際可行日期之股權架構簡圖


Cole
2.5% A 股
3.4% B 股
36%
1%
恒隆集團公司
(已上市)
74.1% A 股
69.6% B 股
61.2%
格蘭酒店
(已上市)
恒隆地產
(已上市)

緊隨強制收購及格蘭酒店撤銷於聯交所上市地位完成後之股權架構簡圖


Cole
36%
恒隆集團公司
(已上市)
1%
61.2%
恒隆地產
(已上市)
100% A 股
100% B 股
格蘭酒店
(非上市)

收購及收購建議之原因

物色機會建立土地儲備供日後發展，以及收購投資物業以加強投資物業組合，為恒隆地產集團日常業務的其中一環。物業公司亦傾向收購毗鄰物業，以便管理工作可以合乎效益之方式進行，並創造協同效應。因此，恒隆地產集團收購雅蘭酒店，以及康蘭酒店及康蘭豪華寓所(為恒隆地產集團已擁有及經營之雅蘭酒店商場及康怡廣場之一部份及位置相近)，對恒隆地產集團而言屬合乎邏輯及策略之舉，因而令收購顯得特別吸引，並有助恒隆地產集團增加物業組合，以及提升管理效率與經濟效益。恒隆地產董事認為，收購將可為恒隆地產集團之現有物業組合增加約702,620平方呎之投資物業。

買賣協議之條件

買賣協議須待下列條件達成後，方告完成：

(a) 上市規則並無規定須放棄投票之恒隆地產股東，於將召開之恒隆地產股東特別大會上通過普通決議案批准收購；

(b) 上市規則並無規定須放棄投票之恒隆集團公司股東，於將召開之恒隆集團公司股東特別大會上通過普通決議案批准收購；及

(c) 就收購取得聯交所、證監會及任何其他適用之政府或監管機關之一切有關同意，及已符合所有適用法定或其他法律責任。

完成

收購將於緊隨買賣協議之條件達成後翌日完成，預計為二零零二年十月九日。倘買賣協議之任何條件未能於二零零二年十二月三十一日(或買賣協議之訂約方可能協定之較後日期)前達成，則買賣協議將自動失效。

股權架構

下表載列格蘭酒店之現有股權架構及緊隨完成後格蘭酒店之股權架構：

	格蘭酒店現有股權架構				緊隨完成後之格蘭酒店股權架構			
	A股數目	%	B股數目	%	A股數目	%	B股數目	%
Cole (附註)	15,765,607	2.54	20,396,065	3.40	15,765,607	2.54	20,396,065	3.40
恒隆集團公司	460,575,581	74.09	417,686,735	69.61	–	–	–	–
恒隆地產	–	–	–	–	460,575,581	74.09	417,686,735	69.61
恒隆地產及格蘭酒店之董事 (附註)	171,879	0.03	199,985	0.03	171,879	0.03	199,985	0.03
百德能 (附註)	580,000	0.09	–	–	580,000	0.09	–	–
小計	477,093,067	76.75	438,282,785	73.04	477,093,067	76.75	438,282,785	73.04
公眾股東	144,538,159	23.25	161,717,215	26.96	144,538,159	23.25	161,717,215	26.96
總計	621,631,226	100	600,000,000	100	621,631,226	100	600,000,000	100

附註： (i)Cole、(ii)身兼格蘭酒店董事職務之一位恒隆地產董事，以及(iii)百德能(即恒隆地產之財務顧問)分別就收購建議被視作與恒隆地產一致行動之人士。

代價基準

買賣協議之代價及其他條款乃按公平原則磋商及按正常商業條款釐定。恒隆地產董事認為，由於收購構成與其母公司之關連交易，而根據收購預期進行之交易須分別由恒隆集團公司及恒隆地產之獨立股東批准，是以必須釐定對恒隆集團公司及恒隆地產而言屬公平合理之購買價，而此亦為審慎之舉。因此，該兩名關連人士同意按格蘭酒店名下房地產及尚未完成衛蘭軒管理合約價值之最新估值而調整之格蘭酒店資產淨值作為公平價格。應支付之代價乃經參考下列各項後釐定：

(a) 就332,047,066股A股及417,686,735股B股而言，按格蘭酒店集團於二零零二年六月三十日之最近期經審核賬目所示之格蘭酒店集團之綜合資產淨值約港幣1,673,500,000元，並經參考於二零零二年八月二十八日卓德對格蘭酒店集團物業之獨立估值(該等物業估值載於本通函附錄一)，以及衛蘭軒管理合約之價值後作出調整；及

(b) 就透過購入Hang Far Company Limited及Hoi Sang Limited之全部已發行股本及彼等所獲之股東貸款而將收購餘下合共128,528,515股A股權益而言，

- 參考Hang Far Company Limited及Hoi Sang Limited於二零零二年七月三十一日之最近期管理賬目所示全部股本權益之未經審核資產淨值分別港幣7,090元及港幣5,302元(已計及每股A股之購買價港幣1.84元)；及

- 參考全部股本權益合共約港幣236,400,000元之股東貸款面值。

儘管參考格蘭酒店集團於二零零二年六月三十日之最新經審核賬目之每股A股及每股B股資產淨值分別為港幣2.46元及港幣0.246元，有關價值反映格蘭酒店集團資產之歷史成本。為釐定公平購買價，恒隆集團公司、恒隆地產及格蘭酒店已聘請專業機構為格蘭酒店集團物業重新估值，確保將收購之資產反映其公平值。在參考卓德之獨立估值(已考慮改變該等物業用途之建議會導致估值上升之因素)及衛蘭軒管理合約之價值後，格蘭酒店集團之資產淨值已調整至每股A股港幣1.84元及每股B股港幣0.184元。因此，恒隆地產董事及恒隆集團公司董事已同意採用此項股份最近期估值，作為釐定購買價之基準。

於磋商期間已進一步考慮恒隆地產及恒隆集團公司為關連人士之事實。恒隆地產董事不認為購買價包括格蘭酒店資產淨值之溢價(如上所述作出調整)屬恰當之舉，而恒隆集團公司董事認為對有關經調整資產淨值作出折讓並不恰當。有鑒於此，恒隆地產董事及恒隆集團公司董事同意按格蘭酒店集團經調整資產淨值每股A股港幣1.84元及每股B股港幣0.184元釐定購買價。

購買價

分別根據每股A股港幣1.84元及每股B股港幣0.184元之協定價格釐定之購買價合共約港幣924,400,000元，將於完成時以現金支付。購買價乃參考格蘭酒店集團之綜合資產淨值釐定，並參考二零零二年八月二十八日卓德對雅蘭酒店、康蘭酒店及康蘭豪華寓所之估值(該等物業估值載於本通函附錄一)及對衛蘭軒管理合約之估值而作出調整。衛蘭軒並非由格蘭酒店擁有，但由格蘭酒店其中一間全資附屬公司管理。衛蘭軒管理合約之價值(未經獨立評核)在參考該合約於截至最近三個財政年度之財務表現(於本通函附錄二有所披露)及其主要條款後釐定為約港幣90,000,000元之責任承擔。該等條款包括(但不限於)衛蘭軒業主於現時起計未完成合約部份之首五年可收取保證最低年收入港幣11,000,000元，而其後餘下未完成合約部份之最後五年則為港幣15,000,000元。該合約為不可轉讓，並僅可在衛蘭軒業主遭清盤或違反合約，或格蘭酒店集團違反合約未能經營衛蘭軒至合約期限屆滿時予以終止。除考慮此等因素外，恒隆集團公司董事及恒隆地產董事亦已索取對有關管理合約之獨立評估，以進一步衡量彼等對該管理合約所定之價值。在進行獨立評估時已計及一現金流量預測，但因核數指引所限該現金流量預測未能符合收購守則第10條之要求。因此，本通函並無載入獨立評估報告。購買價每股A股港幣1.84元及每股B股0.184元，分別為：

- 較於二零零二年八月二十七日(即股份於二零零二年八月二十八日在聯交所暫停買賣前最後一個交易日)在聯交所所報之A股及B股收市價，分別溢價約116.5%及114%；

- 較截至二零零二年八月二十七日連續三十個交易日之A股及B股平均收市價，分別溢價約116.5%及119.1%；

- 較截至二零零二年八月二十七日連續九十個交易日之A股及B股平均收市價，分別溢價約106.7%及111.5%；

- 較每股A股及B股於二零零二年六月三十日之經審核綜合資產淨值，折讓約25.2%；及

- 相當於經參考格蘭酒店名下房地產之最新估值及尚未完成之衛蘭軒管理合約之價值而作出調整之二零零二年六月三十日每股A股經審核綜合資產淨值及每股B股經審核綜合資產淨值。

生作為恒隆地產之唯一獨立董事，就收購之條款發表意見，並向恒隆地產獨立股東作出推薦建議。該位恒隆地產獨立董事已考慮收購之條款，並向恒隆地產獨立股東提供本通函中「恒隆地產獨立董事函件」所載之推薦建議。洛希爾已就此獲委任為恒隆地產獨立董事之獨立財務顧問。

本通函旨在向閣下提供收購之詳情、載列恒隆地產獨立董事對收購之推薦意見及洛希爾對收購之建議，以及向閣下發出恒隆地產股東特別大會於會上動議由閣下批准收購之通告。

買賣協議

日期

二零零二年八月二十八日

訂約方

(1) 恒隆集團公司，作為賣方

(2) 恒隆地產，作為買方

(3) 轉讓人，股東貸款之轉讓人

(4) 承讓人，股東貸款之承讓人

將予收購之權益

根據買賣協議，恒隆地產已同意購買(或促使其指定之全資附屬公司購買)：

(a) 332,047,066股A股及417,686,735股B股；及

(b) Hang Far Company Limited與Hoi Sang Limited之全部已發行股本及股東貸款。該兩間公司為恒隆集團公司之全資附屬公司，特別用以持有合共128,528,515股A股。

上述將予收購之股份為恒隆集團公司現時透過其全資附屬公司間接擁有之460,575,581股A股及417,686,735股B股之最終權益，為恒隆集團公司佔格蘭酒店之全部權益，並分別佔最後實際可行日期已發行之A股及B股約74.1%及69.6%之權益。

買或促使購買彼等於格蘭酒店460,575,581股A股及417,686,735股B股之全部權益，購買A股權益之代價合共約為港幣847,500,000元，而B股權益之代價則合共約為港幣76,900,000元，總代價約為港幣924,400,000元。該代價乃分別按每股A股港幣1.84元及每股B股港幣0.184元之協定價格計算。收購須待下文「買賣協議之條件」一節所載之多項條件達成後，方告完成。

於完成時，買方及與其一致行動人士將擁有477,093,067股A股及438,282,785股B股，分別佔已發行A股及B股約76.8%及73%。根據收購守則第26.1條，於完成時，百德能（代表買方）須就買方及與其一致行動人士並無擁有或同意將予收購之各類已發行之A股及B股，提出強制無條件全面收購建議。

倘於收購完成後，代表買方提出收購建議，及於收購建議截止後，買方已收購於收購建議中各類無利害關係之A股及無利害關係之B股價值不少於90%，則買方有意根據公司條例強制收購條文收購所有股份，並將申請撤銷股份於聯交所之上市地位。

恒隆集團公司為恒隆地產之控股公司，持有其已發行股本約61.2%。因此，收購構成恒隆地產及恒隆集團公司各自之關連交易，並須待（其中包括）恒隆地產及恒隆集團公司各自之獨立股東批准後，方可作實。恒隆地產及恒隆集團公司各自將召開股東特別大會，尋求有關批准。恒隆地產股東特別大會將於二零零二年十月八日下午四時三十分假座香港中環德輔道中四號渣打銀行大廈二十八樓舉行，會上將動議以普通決議案批准收購，而恒隆地產獨立股東將就收購投票。鑒於恒隆集團公司於收購中佔有權益，根據上市規則之規定，恒隆集團公司及其聯繫人均須放棄就決議案投票。夏佳理先生（恒隆地產獨立非執行董事及根據收購守則為與買方一致行動之人士）由於擁有恒隆集團公司及恒隆地產之股份，須於恒隆地產股東特別大會上放棄就有關收購之決議案投票。

恒隆地產董事會由九位恒隆地產董事組成，其中四位為恒隆地產之執行董事、一位為恒隆地產之非執行董事，而餘下四位為恒隆地產之獨立非執行董事。恒隆地產之執行董事獲視為對收購之條款概無意見。恒隆地產之非執行董事陳樂怡女士同時擔任恒隆集團公司及恒隆地產之董事職務，因此不適宜就收購之條款發表意見。在恒隆地產獨立非執行董事之中，鄭漢鈞先生及殷尚賢先生均同時擔任恒隆集團公司及恒隆地產之董事職務，因此不適宜就收購之條款發表意見。由於夏佳理先生持有恒隆集團公司、恒隆地產及格蘭酒店之股份，因此亦不適宜就收購之條款發表意見。有見及此，恒隆地產董事會已建議廖柏偉先

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司
(於香港註冊成立之有限公司)

執行董事：
陳啟宗(主席)
袁偉良
何世良
吳士元

非執行董事：
陳樂怡

獨立非執行董事：
殷尚賢
夏佳理
鄭漢鈞
廖柏偉

註冊辦事處：
香港中環
德輔道中四號
渣打銀行大廈二十八樓

敬啟者：

(i) 建議由恒隆地產(或其指定附屬公司)作為買方收購恒隆集團佔格蘭酒店460,575,581股A股及417,686,735股B股權益之關連交易

(ii) 百德能證券有限公司代表買方可能提出強制性無條件現金收購全部股份(不包括買方及與其一致行動人士已擁有或同意將予收購之股份)之建議

(iii) 格蘭酒店私有化之建議

緒言

於二零零二年八月二十八日，恒隆地產董事宣佈，恒隆地產已與(其中包括)恒隆集團公司訂立買賣協議，據此，恒隆地產同意(其中包括)向恒隆集團公司或其全資附屬公司購

「待售股份」	指	買方根據買賣協議將收購之332,047,066股A股及417,686,735股B股，以及Hang Far Company Limited及Hoi Sang Limited（兩間合共持有128,528,515股A股之恒隆集團公司全資附屬公司）之全部已發行股本，分別佔最後實際可行日期之已發行A股及B股約74.1%及69.6%權益；
「證監會」	指	香港證券及期貨事務監察委員會；
「股份」	指	A股及B股；
「股東」	指	A股及／或B股之持有人；
「第一項股東貸款」	指	Hang Far Company Limited欠付轉讓人（各自為恒隆集團公司之全資附屬公司）之無抵押免息貸款約港幣223,200,000元本金；
「第二項股東貸款」	指	Hoi Sang Limited欠付轉讓人（各自為恒隆集團公司之全資附屬公司）之無抵押免息貸款約港幣13,200,000元本金；
「股東貸款」	指	第一項股東貸款及第二項股東貸款；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；
「港幣」	指	港幣，香港法定貨幣；及
「%」	指	百分比。

「恒隆地產股東特別大會」	指	恒隆地產將會召開之股東特別大會，以考慮及酌情通過批准收購之普通決議案；
「恒隆地產集團」	指	恒隆地產及其附屬公司；
「恒隆地產股份」	指	恒隆地產股本中每股面值港幣1.00元之普通股；
「恒隆地產股東」	指	恒隆地產之股份持有人；
「香港」	指	中華人民共和國香港特別行政區；
「恒隆地產獨立董事」	指	恒隆地產獨立非執行董事廖柏偉，由恒隆地產董事會選出就收購及收購建議，向恒隆地產獨立股東作出建議；
「恒隆地產獨立股東」	指	恒隆集團公司及其聯繫人(定義見上市規則)以外之恒隆地產股東；
「最後實際可行日期」	指	二零零二年九月十七日，即本通函付印前為確定其中所載資料是否準確之最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「收購建議」	指	A股收購建議及B股收購建議；
「百德能」	指	百德能證券有限公司，為根據香港法例第333章證券條例註冊之投資顧問及證券交易商；
「買方」	指	恒隆地產或倘恒隆地產委派一間全資附屬公司或多間附屬公司作為買賣協議項下待售股份之買方，則為該全資附屬公司或該等附屬公司(視情況而定)；
「洛希爾」	指	洛希爾父子(香港)有限公司，根據香港法例第333章證券條例註冊之投資顧問，就有關買賣協議條款出任恒隆地產獨立董事之獨立財務顧問；
「買賣協議」	指	於二零零二年八月二十八日由其中恒隆地產及恒隆集團公司訂立有關收購之有條件買賣協議；

「B股收購建議」	指	百德能代表買方可能提出之無條件現金收購已發行B股(買方及與其一致行動人士已擁有或同意將予收購之B股除外)之建議，詳情載於本通函；
「卓德」	指	卓德測計師行有限公司，格蘭酒店名下物業之獨立估值師；
「Cole」	指	Cole Limited，為若干項信託基金之受託人，該等信託基金持有恒隆集團公司、恒隆地產及格蘭酒店之股份。恒隆集團公司之非執行董事陳樂宗先生之聯繫人為其中一項信託基金之眾多全權託管對象之成員；
「公司條例」	指	香港法例第32章公司條例；
「完成」	指	完成買賣協議；
「關連人士」	指	具有上市規則賦予之涵義；
「格蘭酒店」	指	格蘭酒店集團有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市；
「格蘭酒店集團」	指	格蘭酒店及其附屬公司；
「恒隆集團公司」	指	恒隆集團有限公司(「前稱「恒隆有限公司」)，一間於香港註冊成立之公司，其股份於聯交所上市；
「恒隆集團公司董事」	指	恒隆集團公司董事；
「恒隆集團公司股東特別大會」	指	恒隆集團公司將會召開之股東特別大會，以考慮及酌情通過批准收購之普通決議案；
「恒隆集團」	指	恒隆集團公司及其附屬公司；
「恒隆地產」	指	恒隆地產有限公司(前稱「淘大置業有限公司」)，一間於香港註冊成立之公司，其普通股於聯交所上市，並由其控股股東恒隆集團公司持有其約61.2%權益；
「恒隆地產董事會」	指	恒隆地產董事會；
「恒隆地產董事」	指	恒隆地產董事；

釋　義

於本通函中，除非文義另有所指，否則下列詞彙具有下文所載之涵義：

「A股」	指	格蘭酒店股本中每股面值港幣0.10元之普通A股；
「A股收購建議」	指	百德能代表買方可能提出之無條件現金收購已發行A股(買方及與其一致行動人士已擁有或同意將予收購之A股除外)之建議，詳情載於本通函；
「收購」	指	由買方根據買賣協議收購恒隆集團之460,575,581股A股及417,686,735股B股權益，即分別於最後實際可行日期佔已發行之A股及B股約74.1%及69.6%權益，收購乃透過收購下列兩項進行： (a) 直接收購332,047,066股A股及417,686,735股B股；及 (b) Hang Far Company Limited及Hoi Sang Limited (恒隆集團公司之兩間全資附屬公司，合共持有128,528,515股A股)之全部已發行股本及給予該兩間公司之股東貸款；
「該等公佈」	指	恒隆集團公司、恒隆地產及格蘭酒店於二零零二年八月二十八日就收購及根據收購預期進行之交易而聯合刊發之公佈，以及恒隆集團公司、恒隆地產及格蘭酒店於二零零二年八月二十九日就收購建議而聯合刊發之公佈；
「承讓人」	指	Noble Hill Limited，一間於英屬維爾京群島註冊成立之公司，為恒隆地產之全資附屬公司；
「轉讓人」	指	Jackpot Limited，一間於英屬維爾京群島註冊成立之公司，為恒隆集團公司之全資附屬公司；
「聯繫人」	指	具有上市規則賦予之涵義；
「B股」	指	格蘭酒店股本中每股面值港幣0.01元之普通B股；

目　錄

此乃要件

閣下如對本通函或對應採取之行動**有任何疑問**，應諮詢閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之恒隆地產有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

恒隆地產
HANG LUNG PROPERTIES

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

(於香港註冊成立之有限公司)

(i) 建議由恒隆地產(或其指定附屬公司)作為買方收購恒隆集團佔格蘭酒店460,575,581股A股及417,686,735股B股權益之關連交易

(ii) 百德能證券有限公司代表買方可能提出強制性無條件現金收購全部股份(不包括買方及與其一致行動人士已擁有或同意將予收購之股份)之建議

(iii) 格蘭酒店私有化之建議

財務顧問

百德能
證券

恒隆地產獨立董事之獨立財務顧問

ROTHSCHILD

恒隆地產董事會函件載於本通函第5至18頁。恒隆地產獨立董事函件載於本通函第19頁。恒隆地產獨立董事之獨立財務顧問洛希爾之函件載於本通函第20至30頁。

恒隆地產有限公司謹訂於二零零二年十月八日下午四時三十分假座香港中環德輔道中四號渣打銀行大廈二十八樓舉行股東特別大會，有關通告載於本通函第43至44頁。無論閣下能否出席大會，務請盡快將隨附之代表委任表格按其上印列之指示填妥及交回恒隆地產有限公司股票過戶及登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓)，惟無論如何，最遲須於股東特別大會指定舉行時間48小時前送達。閣下填妥及交回代表委任表格後，屆時仍可出席恒隆地產有限公司之股東特別大會，並於會上投票。

二零零二年九月二十日

Our Ref: SO-208-2002/HLGL

20th September, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

(I) Connected transactions regarding the proposed acquisition by HLP (or its designated subsidiary or subsidiaries) as the Purchaser, of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares in GHH

(II) Possible mandatory unconditional cash offers by Platinum Securities Company Limited on behalf of the Purchaser for all the Shares (other than those already owned or agreed to be acquired by the Purchaser and parties acting in concert with it)

(III) Proposed privatisation of GHH

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

DELAY IN DESPATCH OF CIRCULARS

HLG and HLP have applied and have obtained a waiver from the Stock Exchange for an extension of the deadline for the despatch of the Circulars to 20th September, 2002.

Reference is made to the joint announcement dated 28th August, 2002 (the "Joint Announcement") made by Hang Lung Group Limited ("HLG"), Hang Lung Properties Limited ("HLP") and Grand Hotel Holdings Limited. Terms used herein, unless otherwise defined, have the same meanings as in the Joint Announcement.

Rule 14.29(2) of the Listing Rules requires HLG and HLP to send their respective circulars (the "Circulars") in relation to the S&P Agreement to their respective shareholders within 21 days after the publication of the Joint Announcement, being 19th September, 2002. As additional time is required to finalise the information in relation to the Acquisitions and the Offers to be included in the Circulars, HLG and HLP have applied to and have obtained a waiver from the Stock Exchange for an extension of the deadline for the despatch of the Circulars to 20th September, 2002.

By order of the Board
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By order of the Board
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 19th September, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 September 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 7 October 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2,889,333,907	112,435	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ *Exercise price: HK$* ______ 2. ______ *Exercise price: HK$* ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price: HK$* 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month:						N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

Our Ref: SO-218-2002/HLGL

8th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Dear Sirs,

Re: Notice of Annual General Meetings -
Hang Lung Group Limited
Hang Lung Properties Limited
Grand Hotel Holdins Limited

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

Our Ref: SO-225-2002/HLPL

8th October, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Dear Sirs,

UNDERTAKING

With reference to the proposed general mandate ("the Repurchase Mandate") to repurchase shares as set out under resolution No. 5A in the Notice of Annual General Meeting to be held on 22nd November, 2002, the Board of Directors of Hang Lung Properties Limited ("the Company") hereby undertakes that the Company will only exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the laws of Hong Kong.

On behalf of the Board of
HANG LUNG PROPERTIES LIMITED

Terry S.Y. Ng
Director

TN/RsC/el

COPY

恒隆集團有限公司
HANG LUNG GROUP LIMITED

Our Ref: SO-219-2002/HLGL

8th October, 2002

HANG LUNG GROUP

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Announcement

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 8th October, 2002 at 6:00 p.m. The document may be published ~~after (but should not be published before) 1:00 a.m. on 9th October, 2002~~. immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

28/F Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Telephone (852) 2879 0111
Facsimile (852) 2868 6031
Website www.hanglung.com

COPY

Our Ref: SO-220-2002/HLGL

9th October, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Hang Lung Group Limited**
Hang Lung Properties Limited
Grand Hotel Holdings Limited
- Notice of Annual General Meeting

We have pleasure in enclosing herewith the original form and 7 copies of our Notice of Annual General Meeting in respect of Hang Lung Group Limited, Hang Lung Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in The Standard and Sing Tao Daily for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin S.W. Ching
Secretary

Encl.

RsC/el

COPY

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.
2. To declare a final ordinary dividend.
3. To re-elect directors and authorise the Board of Directors to fix directors' fees.
4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "THAT:

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii)the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "THAT:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(d) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 5A(c) in the Notice of this Meeting), (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 5A(b) in the Notice of this Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

6. "That conditionally on the approval of the share option scheme, principal terms of which are set out in the summary sent to shareholders with this Notice and the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "Share Option Scheme") by the shareholders at the annual general meeting of Hang Lung Group Limited, the Company's holding company, and conditionally on The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the Share Option Scheme, the Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the Board of Directors of the Company or a duly authorised committee thereof be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and to take all such steps as may be necessary or desirable to implement the Share Option Scheme and to vote on any matter connected therewith notwithstanding that they or any of them may be interested in the same."

To consider and, if thought fit, pass the following resolution as Special Resolution:

7. "That the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) inserting the words "(including an electronic communication)" after the words "non-transitory form" in the definition of ""writing" or "printing""; and

(b) inserting after the expression "newspaper" the following new expressions:

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;

"communication" shall include a communication comprising sounds or images or both;

"electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunication system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;

B. by adding the following at the end of Article 167(B):

"(C) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents.

(D) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents.";

C. by adding the following after the words "Chinese language newspaper" in the seventh line in Article 171:

"or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a notice of availability"). The notice of availability may be given to members by placing it on the Company's computer network or by electronic communication or any of the means set out in this Article.";

D. by adding the words "or documents" after the words "In the case of joint holders of a share, all notices" in the seventh line in Article 171;

E. by altering Article 173 in the following manner:

(a) adding the words "or document" after the words "Any notice" in the first line in Article 173; and

(b) adding the following at the end of Article 173:

"Any notice or document sent by electronic communication shall be deemed to be given on the day on which it is transmitted from the server or other transmitting device of the Company or its agent. A document placed on the Company's computer network is deemed sent by the Company on the day following that on which a notice of availability is deemed served on the member. A notice of availability placed on the Company's computer network is deemed served on the member on the day it is uploaded onto the Company's computer network.";

F. by adding the words "or served by any means permitted by and" after the words "registered address of any member" in the second line in Article 176; and

G. by inserting the following new Article 177A immediately after the existing Article 177:

"Any notice or document (including the relevant financial documents or the summary financial report) may be given to a member in either the English language or the Chinese language (or both), subject to due compliance with all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time.""

8. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 8th October, 2002

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.
2. The Register of Members will be closed from Wednesday, 13th November, 2002 to Friday, 15th November, 2002, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final ordinary dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 12th November, 2002.
3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.
4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.
6. A summary setting out the principal terms of the Share Option Scheme of the Company referred to in Resolution No. 6 above is appended to this Notice.
7. In relation to Resolution No. 7 above, approval is being sought from the members for amending the Articles so as to permit the Company to take advantage of new legislation which offers members the choice to receive the summary financial report in place of the Company's financial documents and the choice to forego receipt of a printed copy of either the summary financial report or the Company's financial documents or any corporate documents in favour of relying on the versions of those documents published on the Company's computer network, and also allow the Company to send corporate documents in either English or Chinese language.

Our Ref: SO-221-2002/HLGL

9th October, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Joint Announcement**
- Hang Lung Group Limited
- Hang Lung Properties Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

Connected transactions regarding the proposed acquisition by HLP (or its designated subsidiary or subsidiaries) as the Purchaser, of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares in GHH

FINANCIAL ADVISER TO HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

RESULTS OF THE EGMS

The directors of HLG and HLP are pleased to announce that at the HLG's EGM and HLP's EGM respectively held on 8th October, 2002, the respective independent shareholders of HLG and HLP unanimously approved the S&P Agreement.

All conditions of the S&P Agreement have been fulfilled and completion of the S&P Agreement will take place on 9th October, 2002.

Reference is made to the announcement dated 28th August, 2002 (the "Joint Announcement") jointly made by Hang Lung Group Limited ("HLG"), Hang Lung Properties Limited ("HLP") and Grand Hotel Holdings Limited ("GHH"). Defined terms used herein shall have the same meanings as those in the Joint Announcement unless otherwise stated.

Further to the Joint Announcement and the respective circulars of HLG and HLP both dated 20th September, 2002, the directors of HLG and HLP are pleased to announce that the respective ordinary resolutions relating to the S&P Agreement were unanimously approved by the respective independent shareholders of HLG and HLP at the HLG's EGM and HLP's EGM respectively.

The directors of HLG and HLP also announced that all conditions of the S&P Agreement have been fulfilled and completion of the S&P Agreement will take place on 9th October, 2002. Further announcement will be made upon completion of the S&P Agreement. Upon completion of the S&P Agreement on 9th October, 2002, the Offers will be unconditional.

A composite offer document containing, among other things, details of the terms of the Offers with accompanying forms of acceptance and transfer, the opinion of the independent board committee of GHH and the letter of advice from Cazenove Asia Limited to the independent board committee of GHH in relation to the Offers will be despatched to the shareholders of GHH on or before 15th October, 2002.

By Order of the Board of
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By Order of the Board of
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 8th October, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Post-it® Fax Note 7671	Date Oct 9	# of pages ▶
To Julian Fong	From Sandra Ling	
Co./Dept. Platinum	Co. HLP	
Phone #	Phone # 2879-0281	
Fax # 2522-2700	Fax #	

Our Ref: SO-222-2002/HLGL

9th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Announcement re Completion of the S&P Agreement

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms. Piera Lam of the Exchange on 9th October, 2002 at 6:00 p.m. The document may be published immediately upon receipt..

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

Our Ref: SO-223-2002/HLGL

10th October, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: **Announcement re Completion of the S&P Agreement**
- Hang Lung Group Limited
- Hang Lung Properties Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG GROUP LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

Financial Adviser to HANG LUNG PROPERTIES LIMITED

PLATINUM
Securities

COMPLETION OF THE S&P AGREEMENT

The directors of HLG and HLP are pleased to announce that completion of the S&P Agreement took place on 9th October, 2002.

Reference is made to the joint announcement dated 28th August, 2002 (the "Joint Announcement") made by Hang Lung Group Limited ("HLG"), Hang Lung Properties Limited ("HLP") and Grand Hotel Holdings Limited ("GHH"). Terms used herein, unless otherwise defined, have the same meanings as in the Joint Announcement.

Further to the Joint Announcement and the joint announcement dated 8th October, 2002 made by HLG and HLP, the directors of HLG and HLP are pleased to announce that completion of the S&P Agreement took place on 9th October, 2002.

By Order of the Board
Hang Lung Group Limited
Terry Sze Yuen Ng
Executive Director

By Order of the Board
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 9th October, 2002

The directors of HLG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLG) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLG) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLG) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

12th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Offer Document

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms Piera Lam of the Exchange on 11 October, 2002 at 7:45 p.m. and by Mr. Larry Chan of the SFC on 12 October, 2002 at 11:50 a.m.. The document may be published on 15 October, 2002.

Should you have any queries, please contact Ms. Rebecca Hu on 28790364.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Velencia Lee
Senior Corporate Finance Manager

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Grand Hotel Holdings Limited, you should at once hand this document and the accompanying form(s) of acceptance and transfer to the purchaser or transferee or to the bank or stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

恒隆地產
HANG LUNG PROPERTIES

HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

UNCONDITIONAL CASH OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF AP STAR LIMITED, A WHOLLY-OWNED SUBSIDIARY OF HANG LUNG PROPERTIES LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN GRAND HOTEL HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY AP STAR LIMITED AND PARTIES ACTING IN CONCERT WITH IT) AND PROPOSED PRIVATISATION OF GRAND HOTEL HOLDINGS LIMITED

Financial adviser to Hang Lung Properties Limited

PLATINUM
Securities

Financial adviser to the independent board committee of Grand Hotel Holdings Limited

CAZENOVE
Cazenove Asia Limited

A letter from Platinum containing, among other things, details of the terms of the Offers is set out on pages 11 to 20 of this document.

A letter from the Independent Board Committee containing its recommendation in respect of the Offers is set out on page 21 of this document. A letter from Cazenove containing its advice to the Independent Board Committee in respect of the Offers is set out on pages 22 to 44 of this document.

The procedures for acceptance and settlement of the Offers are set out on pages 45 to 53 in Appendix I to this document *and in the accompanying form(s) of acceptance and transfer. Acceptances of the Offers must be received by* Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on 5th November, 2002 or such later time and/or date as may be announced by the Offeror and which is in compliance with the Takeovers Code.

15th October, 2002

CONTENTS

DEFINITIONS

In this document, the following expressions have the meanings set out below unless the context requires otherwise:

"A Shares"	ordinary A shares of nominal value of HK$0.10 each in the capital of GHH;
"A Share Offer"	the unconditional cash offer by Platinum on behalf of the Offeror to acquire all the A Shares in issue (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it), details of which are set out in this document;
"Acquisitions"	the acquisitions by the HLP Group of the interests of the HLG Group in 460,575,581 A Shares and 417,686,735 B Shares under the S&P Agreement, being an interest representing approximately 74.1% and 69.6% of the A Shares and B Shares respectively in issue as at the Latest Practicable Date;
"Announcements"	the First Announcement and the joint announcement dated 29th August, 2002 made by HLG, HLP and GHH in relation to the Offers;
"associate(s)"	has the meaning ascribed thereto under the Listing Rules;
"B Shares"	ordinary B shares of nominal value of HK$0.01 each in the capital of GHH;
"B Share Offer"	the unconditional cash offer by Platinum on behalf of the Offeror to acquire all the B Shares in issue (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it), details of which are set out in this document;
"Cazenove"	Cazenove Asia Limited, a registered investment adviser and a registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee in respect of the terms of the Offers;
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing;
"Chesterton"	Chesterton Petty Limited, the independent valuer of the properties owned by GHH;

"Cole"	Cole Limited, being the trustee for certain trusts holding shares in HLG, HLP and GHH. An associate of Mr. Gerald Lokchung Chan, a non-executive director of HLG, is a member of a wide class of discretionary objects of one of the trusts;
"Companies Ordinance"	Companies Ordinance (Chapter 32 of Laws of Hong Kong);
"Completion"	completion of the S&P Agreement;
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules;
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates;
"First Announcement"	the joint announcement dated 28th August, 2002 made by HLG, HLP and GHH in relation to the Acquisitions and the transactions contemplated thereunder;
"GHH"	Grand Hotel Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;
"GHH Board"	the board of GHH Directors;
"GHH Director(s)"	directors of GHH;
"GHH Group"	GHH and its subsidiaries;
"HLG"	Hang Lung Group Limited (formerly known as "Hang Lung Development Company, Limited"), a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"HLG Group"	HLG and its subsidiaries;
"HLP"	Hang Lung Properties Limited (formerly known as "Amoy Properties Limited"), a company incorporated in Hong Kong, the ordinary shares of which are listed on the Stock Exchange and is held as to approximately 61.6% by its controlling shareholder, HLG;
"HLP Directors"	directors of HLP;
"HLP Group"	HLP and its subsidiaries;
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

DEFINITIONS

"Independent Board Committee"	an independent committee of the GHH Board comprising solely Mr. Robert Steer Huthart, appointed to advise the Independent Shareholders in respect of the Offers;
"Independent Shareholders"	Shareholders other than the Offeror and parties acting in concert with it;
"Latest Practicable Date"	12th October, 2002, being the latest practicable date prior to the printing of this document for ascertaining certain information in this document;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Offeror"	AP Star Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of HLP;
"Offers"	the A Share Offer and the B Share Offer;
"Platinum"	Platinum Securities Company Limited, a registered investment adviser and a registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong);
"Registrar"	Computershare Hong Kong Investor Services Limited, the share registrar of the Company, which is situated at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong;
"S&P Agreement"	the conditional sale and purchase agreement dated 28th August, 2002 entered into between, among others, HLP and HLG relating to the Acquisitions;
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong;
"SFC"	the Securities & Futures Commission of Hong Kong;
"Shares"	the A Shares and the B Shares;
"Shareholder(s)"	holder(s) of A Shares and/or B Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong; and
"%"	percentage.

EXPECTED TIMETABLE

	2002
All references to time are Hong Kong time	
Opening date of the Offers	Tuesday, 15th October
Latest time and date for receiving acceptance of the Offers *(Note 1)*	4:00 p.m. on Tuesday, 5th November
Closing date of the Offers *(Note 1)*	Tuesday, 5th November
Teletext announcement in respect of the closing of the Offers and results of the Offers through the Stock Exchange	7:00 p.m. on Tuesday, 5th November
Announcement in respect of the closing of the Offers and results of the Offers to appear in newspapers on	Wednesday, 6th November
Latest date for the despatch of remittances in respect of valid acceptances received under the Offers *(Note 2)*	Friday, 15th November

Notice of compulsory acquisition will be given at any time after the 90% acceptance level is achieved *(Note 3)*.

Notes:

1. The Offers, which are unconditional, will remain open for acceptance until 4:00 p.m. on Tuesday, 5th November, 2002. While the Offeror has no intention of revising or extending the Offers beyond this date, it reserves the right to do so. The Offeror also reserves the right to extend the Offers in order to allow it to achieve the level of acceptance necessary to enable it to avail itself of the compulsory acquisition provisions under the Companies Ordinance. Pursuant to the Takeovers Code, the Offers may not remain open for acceptance for more than four months from 15th October, 2002 (being the date of posting of this document) unless the Offeror has by that time become entitled to exercise such powers of compulsory acquisition. As stated in the section headed "Compulsory acquisition and withdrawal of listing of GHH" in the letter from Platinum, the Offeror intends to exercise its rights of compulsory acquisition.

2. Remittances in respect of valid acceptances will be despatched to the relevant Independent Shareholders by ordinary post within 10 days after the receipt of duly completed acceptances by the Registrar.

3. Before the notice of compulsory acquisition is issued, an announcement will be made when the 90% acceptance level is achieved and that the Offeror will proceed to compulsory acquisition.

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

Executive Directors:
Ronnie Chichung Chan *(Chairman)*
Nelson Wai Leung Yuen
Terry Sze Yuen Ng

Non-executive Director:
Laura Lok Yee Chen

Independent non-executive Directors:
Shang Shing Yin
Ronald Joseph Arculli
Hon Kwan Cheng
Robert Steer Huthart

Registered office:
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

15th October, 2002

To the Independent Shareholders

Dear Sir or Madam,

**UNCONDITIONAL CASH OFFERS BY
PLATINUM
ON BEHALF OF THE OFFEROR
TO ACQUIRE ALL THE ISSUED SHARES IN GHH
(OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED
BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT)
AND
PROPOSED PRIVATISATION OF GHH**

INTRODUCTION

On 28th August, 2002, HLG, HLP and GHH announced that, among others, HLG and HLP had entered into the S&P Agreement in relation to the purchase by the HLP Group of the entire interest of the HLG Group in GHH, being 460,575,581 A Shares and 417,686,735 B Shares, at agreed prices of HK$1.84 per A Share and HK$0.184 per B Share. Completion took place on 9th October, 2002.

Following Completion, the Offeror and parties acting in concert with it are interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and the B Shares respectively in issue. In compliance with Rule 26.1 of the Takeovers Code, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers to acquire all the issued Shares not already owned or agreed to be acquired by the Offeror or parties acting in concert with it.

The purpose of this document is to provide you with, among others, information relating to the Offers. The principal terms of the Offers are set out in this letter, in the letter from Platinum on pages 11 to 20 of this document, in Appendix I to this document and in the accompanying form(s) of acceptance and transfer. The letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in relation to the Offers is set out on page 21 of this document. The letter from Cazenove containing its advice and recommendation to the Independent Board Committee in relation to the Offers is set out on pages 22 to 44 of this document.

THE OFFERS

Pursuant to Rule 26.1 of the Takeovers Code, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers, on the terms set out in this document and the accompanying form(s) of acceptance and transfer, to acquire all the Shares in issue other than those already owned or agreed to be acquired by the Offeror or parties acting in concert with it. The Offers comprise the A Share Offer and the B Share Offer and are made on the following basis:

A Share Offer:	**offer price of HK$1.84 in cash for each A Share,** which is equivalent to the agreed value per A Share under the Acquisitions; and
B Share Offer:	**offer price of HK$0.184 in cash for each B Share,** which is equivalent to the agreed value per B Share under the Acquisitions.

Under the Takeovers Code, the Offeror is required to make the Offers to the Shareholders other than those who are parties acting in concert with it. Cole, Platinum and Mr. Ronald Joseph Arculli, a director of both GHH and HLP and is also a Shareholder, have been deemed by the SFC as parties acting in concert with the Offeror. However, as stated in the letter from Platinum, for the purposes of the compulsory acquisition provisions under the Companies Ordinance, the Offeror will also offer to purchase the Shares held by Cole, Platinum and Mr. Ronald Joseph Arculli at the same prices as the offer prices of the Offers after closing of the Offers. Their respective intentions as to whether or not they will sell their Shares to the Offeror are not known at this stage. As stated in the letter from Platinum, such Shares will not be considered as disinterested Shares counting towards the 90% acceptance level under Rule 2.11 of the Takeovers Code.

Other than the A Shares and the B Shares, GHH does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital (including non-transferable options)).

By accepting the Offers, the Independent Shareholders will sell their Shares and all rights attached to them to the Offeror at HK$1.84 for each A Share and HK$0.184 for each B Share, including the right to receive all dividends and distributions to be declared, made or paid on or after 9th October, 2002 except for the proposed final dividend of HK$0.01 per A Share and HK$0.001 per B Share of GHH for the year ended 30th June, 2002 to be approved at its forthcoming annual general meeting convened to be held on 25th November, 2002. Such final dividend, if approved, is expected to be paid on 29th November, 2002.

Further terms and conditions of the Offers, including the procedures for acceptance, are set out in the letter from Platinum on pages 11 to 20 of this document, in Appendix I to this document, and in the accompanying form(s) of acceptance and transfer.

INFORMATION ON GHH

Background and principal activities

After HLP completed the Acquisitions under the S&P Agreement, GHH is now a subsidiary of HLP. The principal activities of GHH are investment holding, and through its subsidiaries, ownership and management of hotels and serviced apartments. GHH owns and manages the Grand Tower Hotel in Mongkok and the Grand Plaza Hotel and Grand Plaza Apartments in Quarry Bay. It also manages The Wesley in Wanchai and The Bay Bridge in Tsuen Wan.

Financial information

The following table sets out a summary of the audited consolidated results of the GHH Group for the three years ended 30th June, 2002:

	For the year ended 30th June,		
	2000	**2001**	**2002**
	HK$' million	*HK$' million*	*HK$' million*
Turnover	264.2	271.9	224.4
Net profits attributable to Shareholders	21.3	33.0	18.2

The audited consolidated net asset value of the GHH Group as at 30th June, 2002 was approximately HK$1,673.5 million, representing HK$2.46 per A Share and HK$0.246 per B Share.

The audited consolidated net asset value per A Share and per B Share as at 30th June, 2002 adjusted by reference to the latest valuation of the real properties of GHH as at 28th August, 2002 and the value of the management contract of The Wesley are HK$1.84 and HK$0.184 respectively. There is no foreseeable potential tax liability in the context of Rule 11.3 of the Takeovers Code.

Shareholding structure

Set out below is a table showing the shareholding structure of GHH after HLP completed the Acquisitions under the S&P Agreement:

	Number of A Shares	%	Number of B Shares	%
Parties acting in concert with the Offeror:				
HLP Group	460,575,581	74.09	417,686,735	69.61
Cole *(Note 1)*	15,765,607	2.54	20,396,065	3.40
Ronald Joseph Arculli *(Note 2)*	171,879	0.03	199,985	0.03
Platinum *(Note 3)*	580,000	0.09	—	—
Subtotal	477,093,067	76.75	438,282,785	73.04
Independent Shareholders	144,538,159	23.25	161,717,215	26.96
Total	621,631,226	100	600,000,000	100

Notes:

1. Cole is the trustee for certain trusts holding shares in HLG, HLP and GHH. An associate of Mr. Gerald Lokchung Chan, a non-executive director of HLG, is a member of a wide class of discretionary objects of one of the trusts.

2. An independent non-executive director of HLP and GHH.

3. The financial adviser to HLP.

Further information

Your attention is drawn to Appendix II to this document which contains further financial information on the GHH Group, and to the additional information set out in Appendix V to this document.

INTENTION OF THE OFFEROR REGARDING THE GHH GROUP

Your attention is drawn to the letter from Platinum as set out on pages 11 to 20 of this document in relation to the intention of the Offeror regarding the GHH Group.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING OF GHH

Your attention is drawn to the letter from Platinum as set out on pages 11 to 20 of this document in relation to the intention of the Offeror with regard to the listing of GHH and certain statements made by the Stock Exchange concerning the maintenance of the prescribed minimum public float on the Stock Exchange and future acquisitions and disposals of assets by the GHH Group.

If valid acceptances are received by the Offeror (and not, unless permitted by the Takeovers Code, withdrawn) for each of the classes of A Shares and B Shares amounting to not less than 90% in value of (i) the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made; and (ii) the A Shares and the B Shares respectively in issue other than those already owned by the Offeror, it is the intention of the Offeror to avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

In the event that the 90% acceptance levels referred to above are not achieved, GHH will seek the approval of the Independent Shareholders for the withdrawal of listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders should note that if they elect not to accept the Offers and the listing of the Shares on the Stock Exchange is subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

The Stock Exchange has stated that subject to GHH maintaining its listing and prescribed minimum public float on the Stock Exchange, it will closely monitor all future acquisitions or disposals of assets by GHH. The Stock Exchange has indicated that it has the discretion to require GHH to issue a circular to its Shareholders irrespective of the size of the proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of GHH. The Stock Exchange also has the power to aggregate a series of transactions and any such transaction may result in GHH being treated as if it were a new listing applicant.

PROCEDURES FOR ACCEPTANCE OF THE OFFERS

Your attention is drawn to Appendix I to this document and to the accompanying form(s) of acceptance and transfer which set out the procedures for acceptance of the Offers.

To accept the Offers, Independent Shareholders should complete the accompanying form(s) of acceptance and transfer in accordance with the instructions printed thereon and the instructions form part of the terms and conditions of the Offers.

The completed form(s) of acceptance and transfer should then be forwarded, together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Shares in respect of which you intend to accept the Offers, by post or by hand to the Registrar, **Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, marked "GHH Offers" on the envelope, as soon as practicable after receipt of the form(s) of acceptance and transfer but in any event, so as to reach the Registrar by no later than 4:00 p.m. on Tuesday, 5th November, 2002 or such later time and/or date as may be announced by the Offeror and which is in compliance with the Takeovers Code.**

ADVICE

The GHH Board comprises eight GHH Directors. Three of them are executive GHH Directors, one is a non-executive GHH Director and four are independent non-executive GHH Directors. The executive GHH Directors are not considered independent to opine on the terms of the Offers. The non-executive GHH Director, Ms. Laura Lok Yee Chen, is a common director of both HLP and GHH and hence she is not considered independent to opine on the terms of the Offers. In respect of the independent non-executive GHH Directors, Mr. Hon Kwan Cheng and Mr. Shang Shing Yin are common directors of HLP and GHH and hence they are also not considered independent to opine on the terms of the Offers. Since Mr. Ronald Joseph Arculli holds shares in HLG, HLP and GHH, he is also not considered independent to opine on the terms of the Offers. As a result, the GHH Board has proposed that Mr. Robert Steer Huthart be the only member of the Independent Board Committee to opine on the terms of the Offers and to make a recommendation to the Independent Shareholders in connection with the Offers. Your attention is drawn to the letter from the Independent Board Committee as set out on page 21 of this document which sets out its recommendation to the Independent Shareholders regarding the Offers. The letter from Cazenove containing its advice and recommendation to the Independent Board Committee in relation to the Offers is set out on pages 22 to 44 of this document.

ADDITIONAL INFORMATION

Your attention is drawn to the letter from Platinum, which follows this letter and contains details of the Offers, information on the Offeror and the intention of the Offeror regarding the future of the GHH Group.

Your attention is also drawn to the additional information as set out in the appendices to this document.

By Order of the Board
Terry Sze Yuen Ng
Executive Director

PLATINUM Securities Company Limited

22/F Standard Chartered Bank Building
4 Des Voeux Road, Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

15th October, 2002

To the Independent Shareholders

Dear Sir or Madam,

**UNCONDITIONAL CASH OFFERS BY
PLATINUM
ON BEHALF OF THE OFFEROR
TO ACQUIRE ALL THE ISSUED SHARES IN GHH
(OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED
BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT)
AND
PROPOSED PRIVATISATION OF GHH**

INTRODUCTION

On 28th August, 2002, HLG, HLP and GHH announced that, among others, HLG and HLP had entered into the S&P Agreement in relation to the purchase by the HLP Group of the entire interest of the HLG Group in GHH, being 460,575,581 A Shares and 417,686,735 B Shares, at agreed prices of HK$1.84 per A Share and HK$0.184 per B Share. Completion took place on 9th October, 2002.

Following Completion, the Offeror and parties acting in concert with it are interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and the B Shares respectively in issue. In compliance with Rule 26.1 of the Takeovers Code, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers to acquire all the issued Shares not already owned or agreed to be acquired by the Offeror or parties acting in concert with it.

The attention of the Independent Shareholders is drawn to the letter from the GHH Board on pages 5 to 10 of this document. Independent Shareholders are also advised to read the letter from the Independent Board Committee on page 21 of this document and the letter of advice from Cazenove, the independent financial adviser to the Independent Board Committee, on pages 22 to 44 of this document, which recommends acceptance of the Offers.

This letter sets out details of the terms of the Offers, together with information relating to the Offeror and its intention regarding the future of the GHH Group.

THE OFFERS

Pursuant to Rule 26.1 of the Takeovers Code, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers, on the terms set out in this document and the accompanying form(s) of acceptance and transfer, to acquire all the Shares in issue other than those already owned or agreed to be acquired by the Offeror or parties acting in concert with it. The Offers comprise the A Share Offer and the B Share Offer and are made on the following basis:

A Share Offer:	**offer price of HK$1.84 in cash for each A Share,** which is equivalent to the agreed value per A Share under the Acquisitions; and
B Share Offer:	**offer price of HK$0.184 in cash for each B Share,** which is equivalent to the agreed value per B Share under the Acquisitions.

Under the Takeovers Code, the Offeror is required to make the Offers to the Shareholders other than those who are parties acting in concert with it. Cole, Platinum and Mr. Ronald Joseph Arculli, a director of both GHH and HLP and is also a Shareholder, have been deemed by the SFC as parties acting in concert with the Offeror. However, for the purposes of the compulsory acquisition provisions under the Companies Ordinance, the Offeror will also offer to purchase the Shares held by such concert parties after closing of the Offers at a price of HK$1.84 per A Share and a price of HK$0.184 per B Share, which are equivalent to the offer price for each A Share and the offer price for each B Share respectively under the Offers. Their respective intentions as to whether or not they will sell their Shares to the Offeror are not known at this stage. Such Shares will not be considered as disinterested Shares counting towards the 90% acceptance level under Rule 2.11 of the Takeovers Code.

Other than the A Shares and the B Shares, GHH does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital (including non-transferable options)).

Further terms and conditions of the Offers, including the procedures for acceptance, are set out in Appendix I to this document and in the accompanying form(s) of acceptance and transfer.

Total consideration and financial resources

In the event that each of the A Share Offer and the B Share Offer is accepted in full, the aggregate amount payable by the Offeror under the A Share Offer and the B Share Offer would be approximately HK$266 million and HK$29.8 million respectively, being approximately HK$295.8 million in aggregate. Platinum, the financial adviser to the Offeror, is satisfied that sufficient resources are available to the Offeror to satisfy acceptances of the Offers in full. The Offers will be funded by the internal resources of the HLP Group.

Effect of accepting the Offers

By accepting the Offers, the Independent Shareholders will sell their Shares and all rights attached to them to the Offeror at HK$1.84 for each A Share and HK$0.184 for each B Share, including the right to receive all dividends and distributions to be declared, made or paid on or after 9th October, 2002 except for the proposed final dividend of HK$0.01 per A Share and HK$0.001 per B Share of GHH for the year ended 30th June, 2002 to be approved at its forthcoming annual general meeting convened to be held on 25th November, 2002. Such final dividend, if approved, is expected to be paid on 29th November, 2002.

Acceptance of the Offers will be irrevocable and not capable of being withdrawn, except as permitted under the Takeovers Code.

Stamp duty

Seller's ad valorem stamp duty at a rate of HK$1 for every HK$1,000 or part thereof of the amount payable in respect of relevant acceptances will be payable by the accepting Independent Shareholders and will be deducted from the amount payable to such accepting Independent Shareholders on acceptance of the Offers and paid to the stamp duty office by the Offeror on behalf of such accepting Independent Shareholders.

REASONS FOR THE OFFERS

Looking for opportunities to build up its land bank for future developments and acquiring investment properties to enhance its investment property portfolio is part of the ordinary course of business of the HLP Group. It is also a preference of property companies to acquire properties in close proximity to their existing properties to facilitate efficient management and create synergy. It is, therefore, logical and strategically important for the HLP Group to acquire the Grand Tower Hotel, the Grand Plaza Hotel and the Grand Plaza Apartments, which are, respectively, already an integral part of, and contiguous to, the Grand Tower Arcade and Kornhill Plaza owned and operated by the HLP Group. The Acquisitions are, therefore, especially attractive and would enable the HLP Group to build up its property portfolio and to enhance efficiency of management and economies of scale. The HLP Directors believe the Acquisitions will have the benefit of adding approximately 702,620 square feet of investment properties to the existing property portfolio of the HLP Group.

Though the resources used for the Acquisitions could alternatively be deployed for acquiring other properties in Mongkok and Quarry Bay, properties available for sale in such developed areas are very limited and the chances of acquiring comparable plots are very low. In addition, it may involve the acquisition of old buildings and the vacating of existing residents which would be a lengthy and cumbersome task, and hence, a costly process. Therefore, the Acquisitions are attractive to the HLP Group as they enable the HLP Group to acquire the existing buildings of the GHH Group, en bloc, which can be readily converted into revenue generating properties of the HLP Group. The timing involved in the conversion of these two properties will be substantially less than that required for land acquisition, demolition and construction. With minimal conversion work required and the only approval required is for buildings work, they can expediently become investment properties contributing to the revenue of the HLP Group.

The plan is to convert the Grand Tower Hotel into offices with ancillary commercial facilities as leasing of offices in that prime location and commercial centre is expected to be more profitable than operating a hotel today. There are other office-buildings in Mongkok which may compete with the converted Grand Tower Hotel. However, the Grand Tower Hotel is situated on one of busiest commercial streets in Hong Kong, Nathan Road, and is conveniently located near the Mongkok Mass Transit Railway Station. Its renovation will further set it apart from the office buildings nearby. Its strategic location and the refurbished interior will provide it with much advantage over competition in the area. Furthermore, HLP is currently already operating four office buildings, namely Ritz Building, Park-In Commercial Centre, Hollywood Plaza and Argyle Centre Phase I in the same district which should result in further synergy in property management. Based on the HLP property portfolio yielding between a range of 6% to 8%, the HLP Directors would endeavour to achieve a similar yield for the converted property.

Meanwhile, the Grand Plaza Hotel will be converted into serviced apartments so that the entire block becomes serviced apartments. The benefit of converting the Grand Plaza Hotel into serviced apartments will largely come from significant enhancement of cost efficiency and effectiveness. The size of the staff required to manage the serviced apartments is expected to be significantly smaller than that for managing a hotel as the operation of a hotel would require staff to be on duty at all times. This would not be required for serviced apartments. Furthermore, as there are not many recognised sizeable serviced apartment blocks in close proximity to the Grand Plaza Hotel in Kornhill, competition is limited. In addition, the range of possible tenants for serviced apartments is much wider than the hotel market as Hong Kong residents or expatriates do not typically rent hotel rooms on a medium to long term basis. However, people such as single professionals, married couples without children as well as short-term visitors to Hong Kong may consider leasing serviced apartments. Since the serviced apartment block in the Kornhill area is close to the Taikoo Mass Transit Railway Station, it provides convenient transportation for the residents and attracts potential tenants. The existing serviced apartments in Kornhill, the Grand Plaza Apartments, has achieved over 90% occupancy rate for the last three financial years ended 30th June, 2002 and the average revenue generated therefrom per room is higher than that generated from hotel rooms within the GHH Group. Given the high occupancy rate, it is believed that serviced apartments in the Kornhill area are in demand.

With the two properties converted, the management of HLP expects better returns on investment to be generated through enhanced economies of scale. There will be limited governmental approval required in the conversion given that there is no change in the land use. The only approval required is for buildings work which is a standard application for any conversion work. It is estimated that the conversions of the Grand Tower Hotel and the Grand Plaza Hotel will require approximately HK$70 million and HK$10 million respectively. The HLP Directors are of the view that, by carrying out the changes outlined above, HLP will be able to realise the maximum potential value from the properties for the shareholders of HLP.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING OF GHH

If valid acceptances are received by the Offeror (and not, unless permitted by the Takeovers Code, withdrawn) for each of the classes of A Shares and B Shares amounting to not less than 90% in value of (i) the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made; and (ii) the A Shares and the B Shares respectively in issue other than those

already owned by the Offeror, it is the intention of the Offeror to avail itself of the compulsory acquisition provisions under section 168 of the Companies Ordinance to acquire all the Shares. Independent Shareholders should note the possibility that their shareholdings in GHH may in due course be compulsorily acquired by the Offeror. Subsequent to such compulsory acquisition, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

In the event that the 90% acceptance levels referred to above are not achieved, GHH will seek the approval of the Independent Shareholders for the withdrawal of listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders should note that if they elect not to accept the Offers and the listing of the Shares on the Stock Exchange is subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares. In addition, under such circumstances, GHH will cease to be subject to the Listing Rules and these Shareholders will become investors in a less regulated company with less transparency, more limited financial reporting requirements and with fewer opportunities to vote on significant acquisitions or realisations of significant assets, than would be the case for a publicly traded company listed on the Stock Exchange.

Subject to GHH maintaining its listing and prescribed minimum public float on the Stock Exchange, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by GHH. The Stock Exchange has the discretion to require GHH to issue a document to its Shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of GHH. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in GHH being treated as if it were a new listing applicant.

INFORMATION ON THE OFFEROR

The Offeror is a company incorporated in Hong Kong with limited liability. It has not carried on any business activities since its incorporation other than those relating to the Acquisitions. The Offeror is a wholly-owned subsidiary of HLP. The board of directors of the Offeror comprises Mr. Ronnie Chichung Chan, Mr. Nelson Wai Leung Yuen, Mr. Wilfred Sai Leung Ho and Mr. Terry Sze Yuen Ng.

Mr. Ronnie Chichung Chan, aged 52, joined the HLG Group in 1972, was appointed to the board of HLP in 1986 and became its Chairman in 1991. He is also Chairman of HLG and GHH. Mr. Chan serves on the Board of Directors of Standard Chartered PLC. He is a Vice-President of The Real Estate Developers Association of Hong Kong, Chairman of Hong Kong - United States Business Council and of Asia Business Council, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center and a Governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has a Master of Business Administration degree from the University of Southern California, United States of America.

Mr. Nelson Wai Leung Yuen, aged 51, has been with the HLG Group since 1978 when he joined as its Financial Controller. When HLP became a member of HLG in 1980, he began to assume operating responsibility in various areas of HLP's activities. In 1986 he became an Executive Director of HLP and was appointed Managing Director in 1992. Prior to joining the HLG Group, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, the United Kingdom, a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry-related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of HLG and GHH.

Mr. Wilfred Sai Leung Ho, aged 64, joined HLG in 1977, and became an Executive Director in 1993. He was appointed as an Executive Director of HLP in August 2000. Mr. Ho has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining the HLG Group, Mr. Ho was an architect with the Hong Kong Government. Mr. Ho is also an Executive Director of HLG.

Mr. Terry Sze Yuen Ng, aged 42, has been with the HLG Group as an Executive Director since 2001. Prior to joining the HLG Group, Mr. Ng was the Executive Director and Chief Financial Officer of Giordano International Limited, where he had worked since 1993. Mr. Ng has also worked in the Finance Division and the Listing Division of The Stock Exchange of Hong Kong Limited for more than five years. During his time there, Mr. Ng was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a Bachelor of Commerce degree from the University of New South Wales, Australia, as well as a Master of Business Administration degree from the Asia International Open University. Mr. Ng is also an Executive Director of HLG and GHH.

INTENTION OF THE OFFEROR REGARDING THE GHH GROUP

Business

The Offeror considers that the most efficient business plan to realise the full potential of these properties would be to carry out the following conversion work on the properties currently owned by GHH:

1. *Grand Tower Hotel*

The fifth to twentieth floors of the hotel will be converted into offices with ancillary commercial facilities as leasing of offices in that prime location and commercial centre would be more profitable than the operation of a hotel.

2. *Grand Plaza Hotel*

The existing 248 hotel rooms will be converted into serviced apartments so that the management of the entire block of serviced apartments can achieve economies of scale.

These two properties were acquired by GHH in 1988. With the changes in the property market over the past 14 years and the fact that it is time to review the scheduled maintenance plans for these properties, the GHH Directors have indicated that an overall review to consider the future plans and renovation of the properties would be appropriate and efficient. Such changes in the use of the properties are accordingly a commercial decision in the ordinary course of business and the Acquisitions would facilitate such a plan.

Upon Completion, the operations of the two properties would be consolidated under the management of the HLP Group for efficiency reasons. With that, only the hotel management contract for The Wesley and the service contract for The Bay Bridge will remain in GHH as active business while the two converted properties would be managed and operated by HLP. With only these two management and service contracts, and with The Wesley management contract estimated to have a negative return, and the two converted properties generating passive income only, the HLP Directors consider that GHH will not have adequate operations nor promising growth potential to warrant a listing status. Such a listed company will be difficult to attract new investors or maintain the investment interest of its existing minority Shareholders. Furthermore, the resources allocated to maintain the listing would also not be cost-beneficial in the longer run. Therefore, the directors of the Offeror intend to privatise GHH and withdraw the listing of the Shares on the Stock Exchange upon completion of the Offers. Save as disclosed in this section headed "Intention of the Offeror regarding the GHH Group", the directors of the Offeror do not intend for any major changes to be introduced in the business, including any redeployment of the fixed assets of the GHH Group. Due to the change in usage of the Grand Tower Hotel and Grand Plaza Hotel into an office building and serviced apartments respectively, the number of staff required to operate these properties after the conversion will be reduced and about 300 staff of the GHH Group will be made redundant. The estimated amount that will be paid to the redundant staff is approximately HK$72 million and has been fully provided for.

GHH Directors

It is the intention of the Offeror that there will be no change in the composition of the GHH Board as a result of the Offers. It is the intention of the Offeror that all existing executive GHH Directors will remain on the GHH Board after the compulsory acquisition.

So long as the Shares remain listed on the Stock Exchange, the Offeror will ensure that a sufficient number of independent directors will continue to be appointed to the GHH Board.

ACCEPTANCE AND SETTLEMENT

(a) **Procedures for acceptance of the Offers**

To accept the Offers, Independent Shareholders should complete the accompanying form(s) of acceptance and transfer in accordance with the instructions printed thereon and the instructions form part of the terms and conditions of the Offers.

The completed form(s) of acceptance and transfer should then be forwarded, together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof), for not less than the number of Shares in respect of which you intend to accept the Offers, by post or by hand, to the Registrar, **Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, marked "GHH Offers" on the envelope, as soon as practicable after receipt of the form(s) of acceptance and transfer but in any event, so as to reach the Registrar by no later than 4:00 p.m. on Tuesday, 5th November, 2002 or such later time and/or date as may be announced by the Offeror and which is in compliance with the Takeovers Code.**

Overseas Shareholders

As the making of the Offers to overseas Shareholders may be affected by the laws of the relevant jurisdictions, overseas Shareholders should inform themselves about and observe any applicable legal requirements.

It is the responsibility of each overseas Shareholder who wishes to accept the Offers to satisfy himself as to the full observance of the laws of the relevant jurisdiction, including the obtaining of any governmental, exchange control or other consents which may be required and compliance with other necessary formalities or legal requirements. Any such overseas Shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and the Offeror, GHH, Platinum and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such overseas Shareholder for any such issue, transfer or other taxes as such person may be required to pay.

The Offers are not being made and will not be made, directly or indirectly, in or into Canada or by the use of mail of, or by any means or instrumentality of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Canada. This includes, but is not limited to post, facsimile transmission, telex and telephone or electronic means. The Offers cannot be accepted by any such use, means or instrumentality or facility from within Canada. Accordingly, copies of this document and the accompanying form(s) of acceptance and transfer are not being, and must not be, mailed or otherwise distributed or sent in, into or from Canada whether by the use of mail or any means or instrumentality of interstate or foreign commerce of, or by any facility of a national securities exchange of, Canada. Persons receiving such documents, including, without limitation, custodians, nominees and trustees, must not distribute or send them in, into or from, Canada and so doing may invalidate any purported acceptance of the Offers. Persons who wish to accept the Offers should not use such mail or any such means or instrumentality or facility for any purpose, directly or indirectly, related to acceptance of the Offers. Envelopes containing form(s) of acceptance and transfer should not be postmarked in Canada or otherwise despatched from Canada and all accepting Shareholders must provide addresses outside Canada for the remittance of any cash, or the return of the relevant form(s) of acceptance and transfer and/or, transfer receipt(s) and/or other document(s) of title and/or, any satisfactory indemnity or indemnities in respect thereof. Any accepting Shareholder who is unable to give the representations and warranties set out in paragraph 7 of Appendix I to this document may be deemed not to have accepted the Offers.

The Offeror reserves the right to notify any matter in relation to the Offers to overseas Shareholders by announcement in a newspaper which may not be circulated in the jurisdictions in which the overseas Shareholders are residents. The notice will be deemed to have been sufficiently given, despite any failure by an overseas Shareholder to receive or see that notice, if it is displayed at the registered office of GHH.

Shareholders, including, without limitation, custodians, nominees and trustees, who would, or otherwise intend to, forward this document and/or, the accompanying form(s) of acceptance and transfer to any jurisdiction outside of Hong Kong, should read the details in this regard which are contained in paragraph 6 of Appendix I to this document before taking any action.

(b) **Settlement of the Offers**

(i) Provided that the relevant form(s) of acceptance and transfer and share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) are in complete and good order and have been received by the Registrar in respect of the Offers by not later than 4:00 p.m. on Tuesday, 5th November, 2002, a cheque for the amount due to each of the Independent Shareholders accepting the Offers, less seller's ad valorem stamp duty payable by each of them, will be despatched to each of them within 10 days from the date on which all the relevant documents necessary to render such acceptance complete and valid are received by the Registrar.

(ii) *Nominee registration*

To ensure equality of treatment of all Shareholders, those registered Shareholders who hold Shares as nominee for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately. In order for the beneficial owners of the Shares whose investments are registered in nominee names to accept the Offers, it is essential that they provide instructions to their nominees of their intentions with regard to the Offers.

All share certificate(s), transfer receipt(s), document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) and remittances sent by or to the Shareholders through the post will be sent by or to them at their own risk.

All such documents and remittances will be sent to them at their respective addresses as they appear in the register of members of the Company (or in the case of joint Shareholders to the Shareholder whose name stands first in the register of members of the Company).

All such documents and remittances will be sent at the risk of the persons entitled thereto and none of the Offeror, GHH, Platinum or any of their respective directors or any other persons involved in the Offers will be responsible for any loss or delay in transmission or any other liabilities that may arise as a result thereof.

(iii) The attention of the Shareholders not resident in Hong Kong is drawn to the section headed "Overseas Shareholders" as set out in Appendix I to this document.

TAXATION

Independent Shareholders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offers. It is emphasised that none of the Offeror and Platinum or any of their respective directors or any persons involved in the Offers accepts responsibility for any taxation effects on, or liabilities of, any persons as a result of their acceptance of the Offers.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information as set out in Appendices I to V to this document. Appendix I sets out further terms of the Offers. Appendix II sets out the financial information on the GHH Group. Appendix III sets out the text of the letter, summary of values and valuation certificate received from Chesterton in connection with its valuations of the properties of GHH as at 28th August, 2002. No tax liability will crystallise for the GHH Group on any disposal of any of its investment properties which are the subject of the valuation by Chesterton set out in Appendix III in the context of Rule 11.3 of the Takeovers Code. Appendix IV sets out certain financial information of The Wesley. Appendix V contains general information regarding GHH.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Jeny Lau
Managing Director

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

15th October, 2002

To the Independent Shareholders

Dear Sir or Madam

THE UNCONDITIONAL CASH OFFERS

INTRODUCTION

I refer to the composite offer document dated 15th October, 2002 issued by GHH and the Offeror (the "Document"), of which this letter forms part. Terms defined in the Document shall have the same meanings in this letter unless the context otherwise requires.

Being the only GHH Director who is not interested in the Offers, I have been appointed as the sole member of the Independent Board Committee to consider the terms of the Offers and to advise you as to whether, in my opinion, the terms of the Offers are fair and reasonable so far as the Independent Shareholders are concerned. Cazenove has been appointed as the independent financial adviser to advise me in respect of the terms of the Offers and as to whether to recommend the Independent Shareholders to accept the Offers. Details of its advice and the principal factors taken into consideration in arriving at its advice are set out in its letter on pages 22 to 44 of the Document.

I also wish to draw your attention to: (i) the letter from the GHH Board; (ii) the letter from Platinum; (iii) the letter from Cazenove; and (iv) the additional information set out in the appendices to the Document.

RECOMMENDATION

Having considered the principal factors contained in the letter from Cazenove and the advice given by Cazenove, I consider that the terms of the Offers are fair and reasonable and I recommend the Independent Shareholders to accept the Offers. Independent Shareholders who wish to accept the Offers should monitor the share price performance during the offer period. Should the market price of the Shares exceed the offer price of HK$1.84 per A Share or HK$0.184 per B Share, those Independent Shareholders who wish to accept the Offers should consider realising their investments on the stock market. However, Independent Shareholders should be aware that the trading volume of the Shares in the open market may or may not be sufficiently high to enable them to dispose of their Shares.

Yours faithfully,
For and on behalf of
Independent Board Committee
Robert Steer Huthart
Independent non-executive Director

The following is the full text of the letter from Cazenove setting out its advice to the Independent Board Committee in relation to the Offers. Such advice should not be relied on as, a recommendation to any Shareholder as to whether such Shareholder should accept the A Share Offer or the B Share Offer (as the case may be) or act on any matter related thereto.

CAZENOVE

Cazenove Asia Limited

5001 One Exchange Square, 8 Connaught Place, Central, Hong Kong

15th October, 2002

To the Independent Board Committee of
Grand Hotel Holdings Limited

Dear Sirs,

UNCONDITIONAL CASH OFFERS BY PLATINUM ON BEHALF OF THE OFFEROR TO ACQUIRE ALL THE ISSUED SHARES IN GHH (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT) AND PROPOSED PRIVATISATION OF GHH

We refer to our engagement to advise the Independent Board Committee with respect to the Offers, details of which are contained in the composite offer document dated 15th October, 2002 (the "Document") to the shareholders of GHH of which this letter forms part. Cazenove has been retained as an independent financial adviser by GHH to advise the Independent Board Committee as to whether or not the terms of the Offers are fair and reasonable so far as the Independent Shareholders are concerned. Cazenove is independent from and not connected with any of HLP and GHH and their respective associates or parties acting in concert with them and is accordingly considered suitable to give independent advice.

Capitalised terms used in this letter shall have the same meanings as defined elsewhere in the Document unless the context otherwise requires.

In accordance with Rule 2.1 of the Takeovers Code, an Independent Board Committee with Mr. Robert Steer Huthart as the sole member has been appointed to consider the terms of the Offers. Other than Mr. Robert Steer Huthart, none of the GHH Directors are considered to be independent for the purpose of giving any advice or recommendation to the Independent Shareholders in relation to the Offers. For details, please refer to the introduction section in the "Letter from the GHH Board" in the Document.

In formulating our recommendation, we have discussed with (i) the respective management of GHH and HLP, among other things, background of the Offers, the general future outlook for the hotel, serviced apartments and office sectors in Hong Kong and the reasons behind the conversion plan for both the Grand Tower Hotel and the Grand Plaza Hotel and (ii) Chesterton Petty Limited ("Chesterton"), an independent property valuer, among other things, their valuation of the Grand Plaza Hotel (including Club Grand and Grand Plaza Apartments) after taking into account the potential of the conversion of the existing hotel guest rooms into serviced apartments and the hotel portion of the Grand Tower Hotel on the basis that the whole development will be converted into a commercial/office building. We have also relied on the GHH Directors to ensure that the information and facts supplied to us by GHH are true, accurate and complete. We have also assumed that all information, representations and opinions contained or referred to in the Document are true and accurate and the opinions expressed by the experts contained or referred to in the Document are fair and reasonable and accordingly, we have relied on them. We have been advised by the GHH Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the GHH Directors.

The GHH Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the Document (other than those relating to the Offeror and its directors) and have confirmed, having made all reasonable enquiries that to the best of their knowledge, opinions expressed in the Document (other than those relating to the Offeror and its directors) have been arrived at after due and careful consideration and there are no other facts not contained in the Document the omission of which would make any statement in the Document misleading. The directors of the Offeror have jointly and severally accepted full responsibility for the accuracy of the information contained in the Document (other than those relating to GHH and the GHH Directors) and have confirmed, having made all reasonable enquiries that to the best of their knowledge, opinions expressed in the Document (other than those relating to GHH and GHH Directors) have been arrived at after due and careful consideration and there are no other facts not contained in the Document the omission of which would make any statement in the Document misleading. We are not responsible for, and have not carried out any independent verification of, the facts, information and views supplied to us. In addition, our opinion is necessarily based on market, economic and industry-specific conditions as they exist on, and the facts, information and views made available to us by the GHH Directors, the directors of the Offeror and Chesterton as at, the date of this letter. Furthermore, our opinion does not address the merits of the underlying decision by the parties to engage in the transaction.

We have reviewed, among other things, GHH's audited financial statements for the year ended 30th June, 2002 and its published annual reports for the two years ended 30th June, 2001 and an independent valuation report of the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel as at 28th August, 2002 from Chesterton. We have reviewed the past performance of the Shares on the Stock Exchange. We have also taken into account the statements of intention made by the directors of the Offeror in connection with the Offers as disclosed in the joint press announcements dated 28th and 29th August, 2002 respectively. Furthermore, we have also taken into account the statements and/or information contained in the circulars of HLG and HLP respectively both dated 20th September, 2002 relating to the Acquisitions, the Offers and the proposed privatisation of GHH. We consider that we have reviewed sufficient information to reach an informed view and to justify relying

on the accuracy of the information contained in the Document to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs or the future prospects of the GHH Group or the HLP Group. We have sought and received confirmation from the respective directors of GHH and the Offeror that there have been no material changes to the plans or intentions of GHH and the Offeror, to the terms and conditions of the Offers, or to the reasons for making the Offers as set out in the Document. GHH has also confirmed that, save for the Offers, it is not aware of any other prevailing competing offer for the Shares.

In assessing the terms of the Offers, we have not considered the tax affairs, or the implications thereof, of the Offers on the Independent Shareholders. Accordingly, neither us nor any of our directors or affiliates accepts responsibility for any tax or other effects on, or liabilities of, any person or persons as a result of their acceptance or rejection of the Offers. Independent Shareholders, whether in Hong Kong or in any other jurisdictions are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of accepting or rejecting the Offers.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have taken into consideration the following principal factors:

Background of the Offers

On 28th August, 2002, HLP and its wholly-owned subsidiary and HLG and its wholly-owned subsidiary entered into the S&P Agreement pursuant to which, among other things, HLP agreed to purchase, or procure to purchase, from HLG or its wholly-owned subsidiaries, their entire interests in 460,575,581 A Shares at approximately HK$847.5 million in aggregate and 417,686,735 B Shares at approximately HK$76.9 million in aggregate. The total consideration for the Acquisitions, which amounted to approximately HK$924.4 million was calculated based on an agreed price of HK$1.84 per A Share and HK$0.184 per B Share respectively. As HLG is the holding company of HLP, holding approximately 61.6% of its issued share capital, the Acquisitions constituted connected transactions for each of HLG and HLP under the Listing Rules and were subject to the approval of the independent shareholders of each of HLG and HLP. The respective independent shareholders of HLG and HLP approved the Acquisitions on 8th October, 2002.

Following Completion on 9th October, 2002, the Offeror and parties acting in concert with it are interested in 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and the B Shares in issue respectively. In compliance with Rule 26.1 of the Takeovers Code, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers for all the issued Shares not already owned or agreed to be acquired by the Offeror or parties acting in concert with it.

Terms of the Offers

Pursuant to Rule 26.1 of the Takeovers Codes, Platinum, on behalf of the Offeror, is making mandatory unconditional cash offers, on terms set out in this Document and the accompanying form(s) of acceptance and transfer, for all the Shares in issue other than those already owned or agreed to be acquired by the Offeror or parties acting in concert with it. The Offers comprise the A Share Offer and the B Share Offer, which are made on the following basis:

A Share Offer:	**offer price of HK$1.84 in cash for each A Share ("A Share Offer Price")**, which is the same as the agreed value per A Share under the Acquisitions; and
B Share Offer:	**offer price of HK$0.184 in cash for each B Share ("B Share Offer Price")**, which is the same as the agreed value per B Share under the Acquisitions.

Under the Takeovers Code, the Offeror is required to make the Offers to the Shareholders except Shareholders who are parties acting in concert with the Offeror. Cole, Platinum and a director of HLP who is also a Shareholder have been deemed by the SFC as parties acting in concert with the Offeror. Accordingly, the Offers do not extend to the Shares held by them. However, it is the intention of the Offeror to purchase their Shares at the same prices offered for the Shares under the Offers after the closing of the Offers.

As mentioned in the "Letter from the GHH Board" set out in the Document, other than the A Shares and the B Shares, GHH does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital (including non-transferrable options)).

In the event that each of the Offers is accepted in full, the aggregate amount payable by the Offeror under the A Share Offer and the B Share Offer would be approximately HK$266 million and HK$29.8 million respectively, being approximately HK$295.8 million in aggregate.

We note that Platinum is satisfied that sufficient resources are available to the Offeror to satisfy acceptances of the Offers in full. The Offers will be funded by the internal resources of the HLP Group.

The respective offer prices for the A Shares and the B Shares were determined by reference to the purchase prices of HK$1.84 per A Share and HK$0.184 per B Share under the Acquisitions. The market capitalisation of GHH as at the Latest Practicable Date is approximately HK$1,242 million.

Considerations in relation to GHH

1. *Business and financial performance of GHH*

GHH currently owns and manages the Grand Tower Hotel, the Grand Plaza Hotel and Grand Plaza Apartments, and also manages The Wesley and The Bay Bridge. Set out below is a summary of certain relevant information regarding these properties.

Summary of the properties that GHH owns and/or manages

Name of property	Address	Currently owned/ managed by the GHH Group	Lease expires in	No. of rooms	Gross floor area (sq.m)
Grand Plaza Hotel and Grand Plaza Apartments	2 Kornhill Road, Quarry Bay	owned	2059*	Hotel rooms 248 Apartments 242	35,275
Grand Tower Hotel	627 Nathan Road, Mongkok	owned	2060	549	30,000
The Bay Bridge#	123 Castle Peak Road, Yau Kom Tau, Tsuen Wan	managed	2047	438	20,096
The Wesley##	22 Hennessy Road, Wanchai	managed	2047	251	10,977

* With an option to renew for a further term of 75 years

\# Managed on behalf of HLG, being the owner of The Bay Bridge

\## Pursuant to an agreement with Methodist Centre Limited, the GHH Group acquired the rights to manage the property for a term of 20 years commencing 4th February, 1992

Set out below is a summary of the turnover of the GHH Group and profit attributable to the Shareholders for the three years ended 30th June, 2002. A summary of the audited consolidated financial statements of the GHH Group for each of the three years ended 30th June, 2002 is set out in Appendix II to the Document.

Summary of historic audited consolidated results of GHH

	Year ended 30th June, 2000	Year ended 30th June, 2001	2001/2000 Change	Year ended 30th June, 2002	2002/2001 Change
	HK$'million	*HK$'million*	*%*	*HK$'million*	*%*
Turnover					
Hotel Operations	255.5	271.9	+6.4	224.4	-17.5
Interest Income	8.7	—	n/a	—	n/a
Total Turnover	264.2	271.9	+2.9	224.4	-17.5
Profit attributable to Shareholders	21.3	33	+54.9	18.2	-44.8

Breakdown of the turnover for the hotel operations for the three years ended 30th June, 2002 are shown as follow:

	Year ended 30th June, 2000	Year ended 30th June, 2001	2001/2000 Change	Year ended 30th June, 2002	2002/2001 Change
	HK$'million	*HK$'million*	*%*	*HK$'million*	*%*
Turnover from hotel operations					
- Grand Tower Hotel	96.7	100.9	+4.3	80.0	-20.7
- Grand Plaza Hotel	74.3	77.3	+4.0	64.0	-17.2
- Grand Plaza Apartments	46.9	51.3	+9.4	44.4	-13.5
- The Wesley	37.6	42.4	+12.8	36.0	-15.1
Total Turnover from hotel operation	255.5	271.9	+6.4	224.4	-17.5

For the year ended 30th June, 2001, the GHH Group recorded a turnover of approximately HK$271.9 million, all of which was derived from its hotel operations. This represents an increase of approximately 6.4% from that of the previous year. Such increase was mainly attributable to higher average room rates charged by the GHH Group. The average room rate for the GHH Group's properties for the year ended 30th June, 2001 was approximately HK$470 per day, representing an increase of approximately 21% from that of the previous year. With its operating expenses maintained at around the same level as that of the previous year, the increase in turnover was translated into an increase in the profit attributable to Shareholders for the year ended 30th June, 2001 to approximately HK$33 million, representing an increase of approximately 55% from that in the previous year. The average

occupancy rate for the GHH Group's properties for the year ended 30th June, 2001 was approximately 86% and this represented a decrease of approximately 5% from that of the previous year but was higher than the industry average for the same period of approximately 82%.

For the year ended 30th June, 2002, the GHH Group's turnover amounted to approximately HK$224.4 million. This represents a decrease of approximately 17.5% from that of the previous year. Despite the fact that GHH Group's cost of sales remained largely unchanged from that of the previous year and the GHH Group managed to reduce the administrative costs by approximately HK$1.4 million, the reduction in the GHH Group's turnover caused the profit attributable to Shareholders to drop by approximately HK$14.8 million, representing a reduction of approximately 45% from that of the previous year. Such reduction in turnover was mainly attributable to the reduction in average room rate charged by the GHH Group. The average room rate for the GHH Group's properties for the year ended 30th June, 2002 was approximately HK$390 per day, representing a decrease of approximately 17% from that of the previous year. Whereas, the average occupancy rate for the GHH Group's properties for the year ended 30th June, 2002 has increased by 5% from that of the previous year to approximately 90%, which was again higher than the industry average for the same period of approximately 81%. Accordingly, we concur with the GHH Directors' view that the average occupancy rate for the GHH Group's properties was maintained at the expense of a lower average room rate.

(A) Review of the hotel operations

We have set out below the average occupancy rates and the average room rates for each of the Grand Tower Hotel, the Grand Plaza Hotel, the Grand Plaza Apartment and The Wesley for the three years ended 30th June, 2002:

	Occupancy Rates				
Name of property	**For the year ended 30th June, 2000**	**For the year ended 30th June, 2001**	**2001/2000 Change**	**For the year ended 30th June, 2002**	**2002/2001 Change**
	%	%	%	%	%
Grand Tower Hotel*	90	84	-7	89	+6
Grand Plaza Hotel*	90	83	-8	86	+4
Grand Plaza Apartments*	94	92	-2	91	-1
The Wesley*	93	88	-5	93	+6
Overall average	**91**	**86**	**-5**	**90**	**+5**

* Grading for the above properties range between 3-4 stars category

	Average Room Rates				
Name of property	**For the year ended 30th June, 2000**	**For the year ended 30th June, 2001**	**2001/2000 Change**	**For the year ended 30th June, 2002**	**2002/2001 Change**
	HK$ per day	*HK$ per day*	*%*	*HK$ per day*	*%*
Grand Tower Hotel	320	390	+22	310	-21
Grand Plaza Hotel	450	560	+24	470	-16
Grand Plaza Apartments	560	630	+13	550	-13
The Wesley	320	400	+25	330	-18
Overall average	**390**	**470**	**+21**	**390**	**-17**

According to the Hong Kong Tourism Board, the total number of travellers arriving in Hong Kong has increased by approximately 14% for the first eight months of 2002 when compared to the corresponding period in 2001. Despite this increasing trend in the number of travellers to Hong Kong, there has been, as can be seen from the above table, only a very slight increase in the overall average occupancy rates of the GHH Group's properties from that of the previous year. On the other hand, the overall average room rates of the GHH Group's properties for the corresponding period have decreased noticeably by approximately 17% which contributed to the decline in the GHH Group's turnover from hotel operations for the year ended 30th June, 2002. After considering the past performance of the GHH Group and on the basis that the current operating environment remains unchanged, we concur with the GHH Director's view that the future outlook for the hotel industry in Hong Kong in which the GHH Group operates will remain challenging and occupancy levels can only be maintained at the expense of further reductions in room rates.

The HLP Directors have stated that following Completion on 9th October, 2002, the Grand Tower Hotel will be converted into offices with ancillary commercial facilities and the Grand Plaza Hotel will be converted into serviced apartments, and the properties will be managed by HLP.

As a result of this change in the nature of the activities of the Grand Plaza Hotel and the Grand Tower Hotel, we do not consider the past financial performance of the operations of these two properties relevant in arriving at our opinion in respect of the Offers. However, as GHH will continue to manage The Wesley and The Bay Bridge, we consider it appropriate to review the management contract/agreement for these two properties.

(B) The Wesley

Set out below is an extract from the accounts of The Wesley for the three years ended 30th June, 2002.

	Year ended 30th June,		
	Audited	**Audited**	**Unaudited**
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	37,602	42,378	36,041
Cost of sales	(33,169)	(32,958)	(32,654)
	4,433	9,420	3,387
Loss for the year excluding taxation and payment to Methodist Centre Limited	(5,218)	(170)	(6,017)

The following table illustrates the financial impact of the guaranteed annual payments made by the GHH Group to Methodist Centre Limited, owner of The Wesley, pursuant to the terms of the management contract for The Wesley for each of three years ended 30th June, 2002:

	Year ended 30th June,		
	2000	**2001**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Loss for the year excluding taxation and payment to Methodist Centre Limited	(5,218)	(170)	(6,017)
Guaranteed minimum payments to Methodist Centre Limited	(8,000)	(8,000)	(9,250)^
Net financial effect of the management contract of The Wesley	(13,218)	(8,170)	(15,267)

^ The guaranteed annual minimum payment to Methodist Centre Limited was calculated on a pro-rata basis and at the rate of HK$8 million per year for the period from 1st July, 2001 to 4th February, 2002 and at the rate of HK$11 million per year for the period from 5th February, 2002 to 30th June, 2002.

According to the financial data for The Wesley as shown above, the net losses for the management contract for The Wesley for the three years ended 30th June, 2002 were approximately HK$13.2 million, HK$8.2 million and HK$15.3 million respectively. Even before the payment of the guaranteed annual minimum payment to the owner of The Wesley of HK$8 million for each of the two years ended 30th June, 2001 and approximately HK$9.25 million for

the year ended 30th June, 2002, the operation of The Wesley pursuant to the management contract was at a loss for each of these three years. Also, we note that the net financial effect of the management contract of The Wesley for the year ended 30th June, 2002 has deteriorated substantially to a loss of approximately HK$15.3 million from a loss of approximately HK$8.2 million for the year ended 30th June, 2001.

According to the terms of the management contract for The Wesley, the guaranteed annual minimum payment to the owner of The Wesley for each of the five years until February 2007 is HK$11 million and for each of the remaining five years until February 2012 is HK$15 million. As shown in the sub-section headed "Review of the hotel operations" above, the average occupancy rates for The Wesley for the two years ended 30th June, 2002 were approximately 88% and 93% respectively and the average room rate for The Wesley for the year ended 30th June, 2002 has fallen to HK$330 per day from HK$400 per day for the previous year, representing a decrease of approximately 18%. With such level of occupancy and room rates, we concur with the view of GHH's management that unless there is a significant rise in room rates, which is less likely in the foreseeable future on the basis that the current operating environment remains unchanged, there is limited scope for any further increase in turnover from room sales.

We also note that the value of the management contract of The Wesley has been determined by the directors of HLG to be an obligation of HK$90 million. Such valuation, which has not been independently verified, has been made with reference to the financial performance of The Wesley for the three financial years ended 30th June, 2002 and to the obligation of the GHH Group to pay the guaranteed annual minimum income to the owner of The Wesley. Based on our discussions with the management of both HLP and GHH, the past financial performance of The Wesley and the financial obligation of the GHH Group under the management contract, we are of the view that the management's assessment on the estimated value of the management contract for The Wesley is fair.

(C) The Bay Bridge

In 1998, the GHH Group entered into a service agreement with the HLG Group, the owner of The Bay Bridge. According to the management of GHH, the GHH Group is remunerated for its services in managing The Bay Bridge on a cost-sharing basis and the contract can be terminated by either party upon three months' written notice. In view of the fact that the GHH Group will only recover its costs incurred in the provision of the services pursuant to such service agreement, the impact on GHH's consolidated profit and loss account and balance sheet is immaterial pursuant to such agreement. Accordingly, we concur with the GHH Directors' view that this service agreement would not have any effect on the consolidated net asset value of the GHH Group.

2. *Future prospects of the GHH Group*

The on-going business of the GHH Group after Completion will comprise the ownership of the Grand Tower Hotel and the Grand Plaza Hotel, the hotel management contract for The Wesley and the service contract for The Bay Bridge.

With respect to the management contract of The Wesley, as noted above, this has resulted in a loss in recent years and the GHH Directors do not expect this to have any positive financial contribution to the GHH Group for the remaining term of the contract. The service contract for The Bay Bridge is on a cost-sharing basis and therefore will not have any residual value.

The Grand Tower Hotel, which is located in the Mongkok area in Kowloon, will be converted into Grade B offices (according to Chesterton). We understand from Chesterton that, despite a fall in the level of rent payable for Grade A and B offices on Hong Kong Island over the past year of approximately 25% to 33% (according to Rating and Valuation Department of Hong Kong), the rent payable for similar grade offices in the Mongkok area has remained stable with single digit vacancy rates. With limited new supply of office space in the Mongkok area expected by Chesterton through to the end of 2003, the present outlook for rental values for Grade B offices in the Mongkok area is stable. Given the low return from investing in GHH (approximately 1.5% based on the profit attributable to the shareholders of GHH for the year ended 30th June, 2002 divided by the adjusted net asset value of GHH of approximately HK$1,254.2 million (before any adjustment for the estimated amount of HK$72 million payable by GHH in respect of certain staff redundancies, as described below) which represents the audited consolidated net asset value of GHH as at 30th June, 2002, as adjusted by reference to the latest valuations of the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel prepared by Chesterton and the value of the management agreement/contract of The Wesley and The Bay Bridge determined by the directors of HLG and the HLP Directors (please refer to Section 4 below headed "Valuation of GHH")) as compared to the current rental yield on offices in the Mongkok area of about 6% to 8% according to Chesterton and the challenging outlook for hotel operations, we concur with the HLP Directors' view that the conversion of the Grand Tower Hotel into offices would enable the operation of this property on a more profitable basis than it continuing to operate as a hotel.

It is the intention of the HLP Directors that the Grand Plaza Hotel, which is located on Hong Kong Island, will be converted into high end serviced apartments. We understand from Chesterton that, high end serviced apartment rentals on Hong Kong Island at the end of the first quarter of 2002 have declined by approximately 13% when compared to the corresponding period in the previous year. Despite the decline in rentals for high end serviced apartments, the current yield on serviced apartments on Hong Kong Island is about 5% to 7% according to Chesterton, which is higher than the return from investing in GHH of approximately 1.5% as calculated above. Moreover, the conversion of the Grand Plaza Hotel into high end serviced apartments (according to the HLP Directors and Chesterton) would be beneficial to GHH mainly as a result of the cost efficiency achieved through the reduction of staff required to manage the serviced apartments. Due to the change in usage of the Grand Tower Hotel and Grand Plaza Hotel into office building and serviced apartments respectively, the number of staff required for operating these properties after the conversion will be reduced and about 300 staff of the GHH Group will be made redundant. The estimated amount that will be paid to the redundant staff is approximately HK$72 million and has been fully provided for. Furthermore, based on the table, "Summary of historic audited consolidated results of GHH" under section 1 headed "Business and financial performance of GHH" above, we note that the average per room revenue generated from the Grand Plaza Apartments is higher than that generated from hotel rooms within the GHH Group and that the Grand Plaza Apartments has achieved an average occupancy rate of over 90% in the last financial year. Given the above and considering the challenging outlook for hotel operations, we concur with the HLP Directors' view that the conversion of the Grand Plaza Hotel into serviced apartments would enable the operation of this property on a more profitable basis than continuing to operate it as a hotel.

We understand from GHH that, for as long as GHH remains separately listed, GHH, as the owner of the Grand Tower Hotel and the Grand Plaza Hotel, will upon conversion of the usage of these properties, enter into a service management agreement with HLP, pursuant to which GHH will receive property investment income/lease income and HLP will be reimbursed for the cost incurred in respect of the management services rendered for such properties on a cost-sharing basis in accordance with Chapter 14 of the Listing Rules. Consequently, prior to the conversion of the usage of these properties and the determination of the management cost, we are not in a position to assess the future profit contribution from these two properties, which had been the major income contributors to GHH as The Wesley had been and will continue to be loss making and The Bay Bridge had not and will not produce any material income. However, as GHH will be substantially a property investment company going forward, we consider that the net asset value, instead of a multiple of earnings, is the most appropriate valuation methodology for valuing GHH as a going concern (please refer to section 4 below headed "Valuation of GHH").

3. *The Offer Price*

(A) Historical share price performance relative to the Offer Price

In considering whether the A Share Offer Price and B Share Offer Price are fair and reasonable, we have considered the A Share Offer Price and B Share Offer Price against the closing prices of the A Shares and B Shares on the Stock Exchange from 4th January, 1999 to 27th August, 2002, being the period ended on the last trading day on which both the A Shares and the B Shares were traded on the Stock Exchange prior to the issue of the announcement of the Offers dated 28th August, 2002. The following charts show the closing prices of the A Shares and the B Shares since 4th January, 1999 relative to the A Share Offer Price and the B Share Offer Price respectively:

Daily closing prices of the A Shares relative to the A Share Offer Price


1.9
1.7
1.5
1.3
1.1
0.9
0.7
Price (HK$)
A Share Offer Price (HK$1.84)
Jan-1999
Apr-1999
Jul-1999
Oct-1999
Jan-2000
Apr-2000
Jul-2000
Oct-2000
Jan-2001
Apr-2001
Jul-2001
Oct-2001
Jan-2002
Apr-2002
Jul-2002
27 Aug-2002

Source: Bloomberg

Daily closing prices of the B Shares relative to the B Share Offer Price


0.20
0.18
0.16
0.14
0.12
0.10
0.08
0.06
Price (HK$)
B Share Offer Price (HK$0.184)
Jan-1999
Mar-1999
May-1999
Jul-1999
Sep-1999
Nov-1999
Jan-2000
Mar-2000
May-2000
Jul-2000
Sep-2000
Nov-2000
Jan-2001
Mar-2001
May-2001
Jul-2001
Sep-2001
Nov-2001
Jan-2002
Mar-2002
May-2002
Jul-2002
27 Aug-2002

Source: Bloomberg

As shown in the above charts, both the A Share Offer Price (HK$1.84 per A Share) and the B Share Offer Price (HK$0.184 per B Share) are well above the highest closing prices of the A Shares (HK$1.35) and the B Shares (HK$0.143) between 4th January, 1999 and 27th August, 2002 and represent approximately 36% premium and approximately 29% premium to such closing prices respectively.

The A Share Offer Price and the B Share Offer Price represent:

(a) a premium of approximately 1.1% and 0% over the closing prices of the A Shares and the B Shares respectively as quoted on the Stock Exchange as at the last trading day prior to the Latest Practicable Date;

(b) a premium of approximately 116.5% and 114.0% over the closing prices of the A Shares and the B Shares respectively as quoted on the Stock Exchange on 27th August, 2002, being the last trading day before suspension of trading of the Shares on the Stock Exchange on 28th August, 2002;

(c) a premium of approximately 116.5% and 119.1% over the average closing prices of the A Shares and the B Shares respectively as quoted on the Stock Exchange for the consecutive 30 trading days ended on 27th August, 2002;

(d) a premium of approximately 106.7% and 111.5% over the average closing prices of the A Shares and the B Shares respectively as quoted on the Stock Exchange for the consecutive 90 trading days ended on 27th August, 2002;

(e) a premium of approximately 91.7% and 84.0% respectively over the highest closing price of HK$0.96 per A Share and HK$0.1 per B Share as quoted on the Stock Exchange during the six months preceding the date of the announcement of the Offers on 28th August, 2002;

(f) a premium of approximately 135.9% and 152.1% respectively over the lowest closing price of HK$0.78 per A Share and HK$0.073 per B Share as quoted on the Stock Exchange during the six months preceding the date of the announcement of the Offers on 28th August, 2002;

Based on the above analysis, we consider that both the A Share Offer Price and the B Share Offer Price represent a reasonable premium over the historical price performance of the A Shares and the B Shares respectively.

(B) Historical share price performance relative to indices

We have also considered the performance of the A Shares and B Shares against the Hang Seng Index, the Hang Seng Property Index and the HKSE All Ordinaries Hotels Index as further reference. The following charts show that in the period from 4th January, 1999 to 27th August, 2002, being the last trading day on which both the A Shares and the B Shares were traded on the Stock Exchange prior to the issue of the announcement of the Offers dated 28th August, 2002, the A Shares and the B Shares generally under-performed the captioned indices.

Performance of the A Shares compared with the Hang Seng Index, the Hang Seng Property Index and the HKSE All Ordinaries Hotels Index


190
170
150
130
110
90
70
50
Jan-1999
Apr-1999
Jul-1999
Oct-1999
Jan-2000
Apr-2000
Jul-2000
Oct-2000
Jan-2001
Apr-2001
Jul-2001
Oct-2001
Jan-2002
Apr-2002
Jul-2002
27 Aug-2002
Grand Hotel 'A'
Hang Seng Index
Hang Seng Property Index
HKSE All Ordinaries Hotels Index

Source: Bloomberg

Note: All values have been rebased to 100 as at 4th January, 1999

Performance of the B Shares compared with the Hang Seng Index, the Hang Seng Property Index and the HKSE All Ordinaries Hotels Index


190
170
150
130
110
90
70
50
Jan-1999
Apr-1999
Jul-1999
Oct-1999
Jan-2000
Apr-2000
Jul-2000
Oct-2000
Jan-2001
Apr-2001
Jul-2001
Oct-2001
Jan-2002
Apr-2002
Jul-2002
27 Aug-2002
Grand Hotel 'B'
Hang Seng Index
Hang Seng Property Index
HKSE All Ordinaries Hotels Index

Source: Bloomberg

Note: All values have been rebased to 100 as at 4th January, 1999

(C) Liquidity

We have also considered the trading volume of the A Shares and the B Shares on the Stock Exchange from 4th January, 1999 to 27th August, 2002. The following charts show the respective trading volumes of the A Shares and the B Shares:

Daily trading volume of A Shares


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Volume ('000)
Jan-1999
Apr-1999
Jul-1999
Oct-1999
Jan-2000
Apr-2000
Jul-2000
Oct-2000
Jan-2001
Apr-2001
Jul-2001
Oct-2001
Jan-2002
Apr-2002
Jul-2002
27 Aug-2002

Source: Bloomberg

Daily trading volume of B Shares


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Volume ('000)
Jan-1999
Apr-1999
Jul-1999
Oct-1999
Jan-2000
Apr-2000
Jul-2000
Oct-2000
Jan-2001
Apr-2001
Jul-2001
Oct-2001
Jan-2002
Apr-2002
Jul-2002
27 Aug-2002

Source: Bloomberg

The average daily trading volume of the A Shares on the Stock Exchange in the period from 4th January, 1999 to 27th August, 2002 was approximately 64,500 A Shares or approximately 0.010% of the total number of A Shares in issue and approximately 0.045% of the total number of A Shares held by the public as at 27th August, 2002. The average daily trading volume of the B Shares on the Stock Exchange from 4th January, 1999 to 27th August, 2002 was approximately 42,600 B Shares or approximately 0.007% of the total number of B Shares in issue and approximately 0.026% of the total number of B Shares held by the public as at 27th August, 2002. From 4th January, 1999 to 27th August, 2002, the daily trading volume of the A Shares and the B Shares on the Stock Exchange ranged from the lowest of no trading in the A Shares and the B Shares to the highest of 1,550,000 A Shares on 26th February, 1999 and 3,980,000 B Shares on 11th February, 2000 respectively. There has been a noticeable increase in the daily trading volume of both the A Shares and the B Shares on the Stock Exchange following the announcement of the Offers on 28th August, 2002. The average daily trading volume of the A Shares and the B Shares on the Stock Exchange was approximately 1,581,000 A Shares and 1,161,000 B Shares respectively for the period from 30th August, 2002 and up to and including the last trading day prior to the Latest Practicable Date.

From 4th January, 1999 to 27th August, 2002, there were 442 and 730 trading days for which there was no trading at all for the A Shares and the B Shares respectively.

It can be seen from the above information that the liquidity levels for both the A Shares and the B Shares were very low during the period from 4th January, 1999 to 27th August, 2002.

4. *Valuation of GHH*

(A) GHH's net asset value ("NAV")

The Offers are made at a price equivalent to the adjusted NAV of GHH at approximately HK$1,254.2 million, which is equivalent to approximately HK$1.84 per A Share and HK$0.184 per B Share. The adjusted NAV represents the audited consolidated NAV of HK$1,673.5 million, as adjusted by reference to the latest valuations of the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel prepared by Chesterton as at 28th August, 2002 (upon conversion of usage of these properties) and the value of the management agreement/contract of The Wesley and The Bay Bridge determined by the directors of HLG and the HLP Directors. If based on GHH's audited consolidated NAV as at 30th June, 2002, each of the A Share Offer Price and the B Share Offer Price represents a discount of approximately 25.2% to the audited consolidated NAV of HK$2.46 per A Share and HK$0.246 per B Share.

As discussed above under the sections 1(B) and 1(C) above, we note that the value of the management contract of The Wesley has been determined by the directors of HLG to be an obligation of HK$90 million, and that the GHH Directors consider that the service contract for The Bay Bridge will not have any effect on the consolidated net asset value of the GHH Group.

Based on our discussions with Chesterton, we understand that the valuations of the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel were carried out in accordance with the normal professional practice of valuers in Hong Kong, which have taken into account the enhancement in value as a result of the potential change of usage. According to the property valuation report set out in Appendix III to the Document, the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel have been valued by Chesterton at HK$1,220 million as at 28th August, 2002 (upon conversion of usage). The Grand Plaza Hotel has been valued at HK$600 million (upon conversion of usage to service apartments) and the hotel portion of Grand Tower Hotel has been valued at HK$620 million (upon conversion of usage to commercial properties) by Chesterton as at 28th August, 2002.

According to Chesterton, the valuation of HK$600 million of the Grand Plaza Hotel represents a value of approximately HK$1.22 million per room (upon conversion of usage and including food and beverage and club facilities). After taking into account the gross floor area of the hotel portion of Grand Tower Hotel of approximately 322,920 square feet, the valuation of HK$620 million represents a value of approximately HK$1,920 per square foot (upon conversion of usage).

The transaction prices for transactions in Hong Kong so far in 2002 for properties comparable with the Grand Plaza Hotel and the hotel portion of Grand Tower Hotel (upon conversion of usage) are as follows:

Hotel property transactions

Date of sale	**Location**	**Unit rate per room** *(HK$)*
May 2002	Causeway Bay	1.58 million
May 2002	Causeway Bay	1.08 million

Source: Chesterton

Commercial property transactions

Date of sale	**Location**	**Unit rate per square foot** *(HK$)*
July 2002	Mongkok	1,771
July 2002	Mongkok	1,907
June 2002	Mongkok	2,100
May 2002	Mongkok	1,948
May 2002	Mongkok	1,728
May 2002	Mongkok	2,008
March 2002	Mongkok	2,933

Source: Chesterton

The valuation of approximately HK$1.22 million per room for the Grand Plaza Hotel (upon conversion of usage) is within the above indicated valuation range of HK$1.08 million per room and HK$1.58 million per room for the transaction prices of comparable hotel properties in Hong Kong. The valuation of approximately HK$1,920 per square foot for the hotel portion of Grand Tower Hotel (upon conversion of usage) also lies within the above indicated valuation range of 1,728 per square foot and 2,933 per square foot for the transaction prices of comparable commercial properties in Hong Kong.

Accordingly, we consider that the basis for determining the adjusted NAV of GHH is fair.

(B) Comparable analysis

After Completion and the proposed conversion of the Grand Tower Hotel and the Grand Plaza Hotel, the activities of the GHH Group will be the ownership of the Grand Tower Hotel and the Grand Plaza Hotel and the management of The Wesley and The Bay Bridge. The GHH Group will in effect become a property investment holding company.

In Hong Kong, a commonly used market valuation benchmark for property investment holding companies is the discount to NAV. In order to assess the fairness and reasonableness of the A Share Offer Price and the B Share Offer Price, we have compared the closing prices of certain listed property investment holding groups that we consider to be comparable to GHH following Completion (the "Comparable Companies") as at 28th August, 2002 being the date of the announcement of the Offers with the NAV of the Comparable Companies as at the end of their respective latest financial year. In selecting the Comparable Companies, we have considered, among other things, the revenue composition (the contribution of rental/property investment income to the revenue), the location of properties and market capitalisation, of each of the Comparable Companies.

The following is a summary of the discount to NAV analysis for the Comparable Companies:

Comparable Companies (Stock Exchange code)	**Market capitalisation as at 28th August, 2002 (the date of the announcement of the Offers)** *(HK$ million)*	**Closing price as at 28th August, 2002 (the date of the announcement of the Offers)** *(HK$)*	**NAV per share FY2001/ FY2002** *(HK$)*	**Discount to NAV FY2001/ FY2002**
Sino Land Company Limited (83)	9,965	2.575	7.09	63.7%
Hysan Development Company Limited (14)	7,235	7	21.50	67.4%
Chinese Estates Holdings Ltd (127)	1,906	0.80	6.50	87.7%
Kowloon Development Company Ltd (34)	1,742	3.60	6.50	44.6%
Liu Chong Hing Investment Ltd (194)	1,525	4.025	16.07	75.0%
Winsor Properties Holdings Ltd (1036)	695	2.675	8.02	66.6%
Tai Sang Land Development Ltd (89)	469	1.63	7.11	77.1%
Tern Properties Co Ltd (277)	411	1.335	2.30	42.0%
Average				**65.5%**
GHH - A Shares	528	0.85	2.46*/1.84**	65.4%*/53.8%**
- B Shares	52	0.086	0.246*/0.184**	65.0%*/53.3%**
	580			

* GHH's NAV for the A Shares and the B Shares as at 30th June, 2002

** GHH's NAV for the A Shares and the B Shares as at 30th June, 2002 as adjusted by reference to the latest valuations prepared by Chesterton and the value of the management agreement/contract of The Wesley and The Bay Bridge determined by the directors of HLG and the HLP Directors (before any adjustment for any amount payable by GHH in respect of certain staff redundancies)

Source: Bloomberg and annual reports of the Comparable Companies

As shown above, the levels of discount to NAV at which the shares of the Comparable Companies were traded as at the close of business on 28th August, 2002, being the date of the announcement of the Offers, ranged from 42% to 87.7% with an average of approximately 65.5%. Based on the adjusted NAV of GHH, the discounts to NAV at which the A Shares and the B Shares were traded at the close of business on 28th August, 2002, were approximately 53.8% and 53.3% respectively and are at the lower range of discounts to NAV of the closing prices of the shares of the Comparable Companies on 28th August, 2002. Based on GHH's NAV as at 30th June, 2002, the discounts to NAV at which the A Shares and the B Shares were traded at the close of business on 27th August, 2002 (the last trading day prior to the announcement of the Offers), were approximately 65.4% and 65.0% respectively, which are within the range of discounts to NAV of the closing prices of the shares of the Comparable Companies on 28th August, 2002.

Based on the above analysis, we consider that both the A Share Offer Price and the B Share Offer Price compare favourably with the range of discounts to NAV of the closing prices of the shares of the Comparable Companies on 28th August, 2002.

Other considerations

1. *Compulsory acquisition and withdrawal of listing*

If valid acceptances are received by the Offeror (and not, unless permitted by the Takeovers Code, withdrawn) together with the number of A Shares and B Shares otherwise acquired by the Offeror from Independent Shareholders from the date of the Document represents not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is the intention of the Offeror to avail itself of the compulsory acquisition provisions under section 168 of, and the Ninth Schedule to, the Companies Ordinance to acquire all the Shares not already acquired by it and parties acting in concert with it. Subsequent to such compulsory acquisition and the purchase by the Offeror of the Shares held by Cole, Platinum and a director of HLP, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange.

In the event that the acceptances of the Offers together with the number of A Shares and B Shares otherwise acquired by the Offeror from Independent Shareholders from the date of this Document do not amount to 90% or more of the value of the disinterested A Shares and the disinterested B Shares respectively in issue, GHH will seek the approval of the Independent Shareholders for the withdrawal of listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders should note that if they elect not to accept the Offers and the listing of the Shares on the Stock Exchange is subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a liquid market for such Shares.

2. *Directors and management*

It is the intention of the Offeror that there will be no change in the composition of the board of the directors of GHH as a result of the Offers. So long as the Shares remain listed on the Stock Exchange, the Offeror will ensure that a sufficient number of independent directors will continue to be appointed to the GHH Board.

RECOMMENDATION

Having considered the above, we draw your attention to the following key factors, which should be read in conjunction with, and in the context of, the full text of this letter in arriving at our recommendation:

— After Completion, GHH will be substantially a property investment holding company which owns the Grand Tower Hotel (which will be converted into offices) and the Grand Plaza Hotel (which will be converted into serviced apartments).

— We consider that the basis of determination of the adjusted NAV of GHH is fair.

— The Offers are made at a price equivalent to the adjusted NAV of HK$1.84 per A Share and HK$0.184 per B Share. If based on GHH's audited consolidated NAV as at 30th June, 2002, each of the A Share Offer Price and the B Share Offer Price represents a discount of approximately 25.2% to the audited consolidated NAV of HK$2.46 per A Share and HK$0.246 per B Share and this compares favourably with the range of discounts to NAV of the closing prices of the shares of the Comparable Companies on 28th August, 2002.

— The A Shares and the B Shares have never traded at or above the A Share Offer Price (being HK$1.84 per A Share) and the B Share Offer Price (being HK$0.184 per B Share) respectively since January 1998.

— The A Share Offer Price and the B Share Offer Price represent a premium of approximately 91.7% and 84.0% respectively over the highest closing price of HK$0.96 per A Share and HK$0.1 per B Share as quoted on the Stock Exchange during the six months preceding the date of the announcement of the Offers on 28th August, 2002, and a premium of approximately 106.7% and 111.5% respectively over the average closing prices of the A Shares and the B Shares as quoted on the Stock Exchange for the 90 consecutive trading days ended on 27th August, 2002.

— The A Shares and the B Shares have under-performed the Hang Seng Index, the Hang Seng Property Index and the HKSE All Ordinaries Hotels Index in the period from 4th January, 1999 to 27th August, 2002, the date before the announcement of the Offers.

— Liquidity for both the A Shares and the B Shares has been very low during the period from 4th January, 1999 to 27th August, 2002. During this period, there were 442 and 730 trading days for which there was no trading at all for the A Shares and the B Shares respectively.

Based on the factors discussed above, and as of the date of this letter, we consider the terms of the A Share Offer to be fair and reasonable so far as the independent holders of A Shares as a whole are concerned and the terms of the B Share Offer to be fair and reasonable so far as the independent holders of B Shares as a whole are concerned. **Therefore, we advise the Independent Board Committee to recommend the Independent Shareholders to accept the Offers.**

Independent Shareholders of GHH who wish to accept the Offers should note that the Offers are unconditional. By accepting the Offers, shareholders of GHH will be obliged to sell their Shares and all rights attached to them, including the right to receive all dividends and distributions declared, made or paid on or after 9th October, 2002, being the date of completion of the Acquisitions, free from all liens, charges and encumbrances. Nonetheless, Shareholders whose names appeared on the share register of GHH on 4th October, 2002 (being the record date for assuring the entitlement of the proposed final dividends of HK$0.01 per A Share and HK$0.001 per B Share for the year ended 30th June, 2002) will be entitled to receive the respective final dividend to be approved at the annual general meeting of GHH convened to be held on 25th November, 2002 regardless of whether they accept the Offers or not. The final dividends proposed by GHH for the financial year ended 30th June, 2002, if approved, are expected to be paid on 29th November, 2002.

Independent Shareholders who have a particular interest in GHH's business which they believe to be so distinct and not replicated elsewhere, may wish to retain their investment in GHH. **However, the attention of the Independent Shareholders is drawn to the fact that, if valid acceptances received under the Offers, together with the number of A Shares and B Shares otherwise acquired by the Offeror from Independent Shareholders from the date of the Document, represent not less than 90% in value of the disinterested A Shares and the disinterested B Shares respectively in issue for which the Offers are made, it is intended that the Offeror will avail itself of the compulsory acquisition provisions under section 168 of, and the Ninth Schedule to, the Companies Ordinance to acquire the outstanding Shares not already owned by it and parties acting in concert with it. Independent Shareholders should note the possibility that their shareholdings in GHH may in due course be compulsorily acquired by the Offeror. Subsequent to such compulsory acquisition and the purchase by the Offeror of the Shares held by Cole, Platinum and a director of HLP, GHH will become a wholly-owned subsidiary of HLP, and an application will be made to the Stock Exchange for the withdrawal of the listing of the shares of GHH on the Stock Exchange.**

In the event that the acceptances of the Offers together with the number of A Shares and B Shares otherwise acquired by the Offeror from Independent Shareholders from the date of the Document do not amount to 90% or more of the value of the disinterested A Shares and the disinterested B Shares respectively in issue, GHH will seek the approval of the independent shareholders of GHH for the withdrawal of the listing of the shares of GHH on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Independent Shareholders should also note that if the delisting approval is obtained, the Independent Shareholders who have decided to retain their investment in GHH and whose Shares are not otherwise acquired by the Offeror may hold an illiquid investment for which no recognised market will exist. In addition, under such circumstances, GHH will cease to be subject

to the Listing Rules and these shareholders of GHH will become investors in a less regulated company with less transparency, more limited financial reporting requirements and with fewer opportunities to vote on significant acquisitions or realisations of significant assets, than would be the case for a publicly traded company listed on the Stock Exchange.

Subject to GHH maintaining its listing and prescribed minimum public float on the Stock Exchange, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by GHH. The Stock Exchange has the discretion to require GHH to issue a circular to its shareholders irrespective of the size of any proposed transaction, particularly when such proposed transaction represents a departure from the principal activities of GHH. The Stock Exchange also has the power to aggregate a series of transactions and any such transactions may result in GHH being treated as it were a new listing applicant.

Independent Shareholders should read carefully the procedures for accepting the Offers as detailed in the letter from Platinum set out on pages 11 to 20 of the Document.

Notwithstanding our view that the terms of the Offers are fair and reasonable, Independent Shareholders of GHH are strongly advised that the decision to realise or to hold their investments in GHH is subject to individual circumstances and investment objectives.

Yours faithfully,
for and on behalf of
Cazenove Asia Limited

May Tan
Managing Director

Karman Hsu
Director and Head of Corporate Finance

1. FURTHER PROCEDURES FOR ACCEPTANCE

(a) If the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) in respect of your Share(s) is/are in the name of a nominee company or some name other than your own, and you wish to accept the Offers (either in full or part of your holding(s) of the Shares), you must either:

(i) lodge your share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) with the nominee company or other nominee with instructions authorising it to accept the Offers on your behalf and requesting it to deliver the duly completed form(s) of acceptance and transfer, together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of the title (and/or any satisfactory indemnity or indemnities required in respect thereof), to the Registrar; or

(ii) arrange for the share certificate(s) to be registered in your name(s) by GHH through the Registrar, and send the duly completed form(s) of acceptance and transfer, together with the relevant share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof), to the Registrar; or

(iii) if your Shares have been lodged with your broker/custodian bank through CCASS, instruct your broker/custodian bank to authorise HKSCC Nominees Limited to accept the Offers on your behalf on or before the deadline set out by HKSCC Nominees Limited, which is normally one business day before the latest date for acceptance of Offers by the Registrar and in this case, on Monday, 4th November, 2002. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker/ custodian bank for the timing on processing of your instruction, and submit your instruction to your broker/ custodian bank as required by them; or

(iv) if your Shares have been lodged with your Investor Participant Account with CCASS, authorise your instruction via the CCASS Phone System not later than one business day (in this case, Monday, 4th November, 2002) before the latest date for acceptance of the Offers by the Registrar.

(b) If the share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) in respect of your Share(s) is/ are not readily available and/or is/are lost and you wish to accept the Offers in respect of your Shares, the form(s) of acceptance and transfer should nevertheless be completed and delivered to the Registrar, together with a letter stating that you have lost one or more of your share certificate(s) and/or transfer receipt(s) and/or other documents of title (and/or any satisfactory indemnity or indemnities required in respect thereof) or that it/they is/are not readily available. If you find such document(s) or if it/they become(s) available, the relevant share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect

thereof) should be forwarded to the Registrar as soon as possible thereafter. If you have lost your share certificate(s), you should also write to the Registrar for a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

(c) If you have lodged (a) transfer(s) of any of your Shares for registration in your name(s) but have not yet received your share certificate(s) and you wish to accept the Offers in respect of your Shares, you should nevertheless complete the form(s) of acceptance and transfer and deliver it to the Registrar, together with the transfer receipt(s) duly signed by yourself(ves). Such action will be deemed to be an irrevocable authority to the Offeror and/or Platinum or their respective agent(s) to collect from GHH or the Registrar on your behalf the relevant share certificate(s) when issued and to deliver such share certificate(s) to the Registrar and to authorise and instruct the Registrar to hold such share certificate(s), subject to the terms and conditions of the Offers as if it/they had been delivered to the Registrar with the form(s) of acceptance and transfer.

(d) An acceptance may not be counted towards fulfilling an acceptance condition unless:

(i) it is received by the Registrar on or before 5th November, 2002 and the Registrar has recorded that the acceptance and any relevant documents required have been so received; and

(ii) the form(s) of acceptance and transfer is/are duly completed and is/are:

— accompanied by share certificate(s) in respect of the Shares and, if those certificates are not in your name, such other documents (e.g. a duly stamped transfer of the Shares in blank or in your favour executed by the registered holder) in order to establish your right to become the registered holder of the Shares; or

— from a registered holder or his personal representatives (but only up to the amount of the registered holding and only to the extent that the acceptance relates to the Shares which are not taken into account under another sub-paragraph of this paragraph (ii)); or

— certified by the Registrar or the Stock Exchange.

If the form(s) of acceptance and transfer is/are executed by a person other than the registered holder, appropriate evidence of authority (e.g. grant of probate or certified copy of a power of attorney) must be produced.

(e) No acknowledgement of receipt of any form(s) of acceptance and transfer, share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be issued.

(f) The address of the Registrar is 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

2. ACCEPTANCE PERIOD, REVISIONS AND EXTENSIONS

The period for acceptance of the Offers will close at 4:00 p.m. on Tuesday, 5th November, 2002, being 21 days from the date of posting of this document. The Offeror does not intend to extend the time for acceptance of the Offers beyond that date but reserves the right to do so. In the event that the Offeror revises the terms of the Offers, all Shareholders, whether or not they have already accepted the Offers, will be entitled to the revised terms. Unless the period for acceptance of the Offers is revised or extended, the Offers will remain open for acceptance until 4:00 p.m. on Tuesday, 5th November, 2002. If the Offers are revised, the revised Offers must be kept open for at least 14 days following the date on which the revised Offers document is posted.

3. NO RIGHT OF WITHDRAWAL

Acceptances of the Offers will be irrevocable and cannot be withdrawn, except in the circumstances set out in Rule 19.2 of the Takeovers Code (which is to the effect that if the Offeror is unable to comply with any of the requirements of making announcements under Rule 19 of the Takeovers Code relating to the Offers, the Executive may require that acceptors be granted a right of withdrawal, on terms acceptable to the Executive).

4. ANNOUNCEMENTS

(a) If and when relevant, the Offeror will immediately inform the Executive and the Stock Exchange that the Offers have been revised or extended by 6:00 p.m. on the date the Offers are due to close on 5th November, 2002 and shall publish (i) a teletext announcement through the Stock Exchange by 7:00 p.m. on 5th November, 2002 and (ii) an announcement in accordance with paragraph (c) below on the next business day after the closing date of the Offers which is 6th November, 2002 to that effect. The announcement will state the number of Shares which the Offeror or any person acting in concert with it has or controls, the number of Shares for which acceptances of the Offers have been received, and the number of Shares otherwise acquired by the Offeror and any person acting in concert with it during the offer period between 15th October, 2002 and 5th November, 2002. The statement will also specify the percentages of share capital of GHH, and the percentages of voting rights, represented by these numbers of Shares.

(b) In calculating the number of Shares represented by acceptances, there may be included or excluded for announcement purposes acceptances not in order in all respects or which are subject to verification.

(c) As required under the Takeovers Code and the Listing Rules, all announcements in relation to the Offers, in respect of which the Executive and the Stock Exchange have confirmed that they have no further comments thereon, must be published as a paid announcement in at least one leading English language newspaper and one leading Chinese language newspaper, being in each case a newspaper which is published daily and circulated generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purpose of section 71A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

5. GENERAL

(a) All communications, notices, form(s) of acceptance and transfer and/or share certificate(s), transfer receipt(s), and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) and remittances to be delivered by or sent to or from the accepting Shareholders will be delivered by or sent to or from them, or their designated agents, at their own risks, and neither GHH, the Offeror, Platinum nor the Registrar accept(s) any liability for any loss in postage or any other liabilities that may arise as a result thereof.

(b) The provisions set out in the accompanying form(s) of acceptance and transfer form part of the terms of the Offers.

(c) The accidental omission to despatch this document and/or the form(s) of acceptance and transfer or any of them to any person to whom the relevant Offers are made will not invalidate the Offers in any way.

(d) The Offers are and all acceptances will be governed by and construed in accordance with the laws of Hong Kong.

(e) Due execution of a form of acceptance and transfer will constitute an authorisation to the Offeror, any directors of the Offeror, Platinum or such person or persons as the Offeror may direct to complete and execute any document on behalf of the persons or persons accepting the Offers and to do any other act that may be necessary or expedient for the purposes of vesting in the Offeror, Platinum or such person or persons as the Offeror may direct, the Shares which are the subject to such acceptance(s).

(f) Acceptance of the Offers by any Shareholder will be deemed to constitute a warranty by such Shareholder to the Offeror that the Shares acquired under the Offers are sold free from all third party rights, liens, charges, claims, equities and encumbrances and together with all rights attaching thereto, including the right to receive all dividends and/or other distributions to be declared, made or paid on such Shares on or after 9th October, 2002 except for the proposed final dividend of HK$0.01 per A Share and HK$0.001 per B Share of GHH for the year ended 30th June, 2002 to be approved at its forthcoming annual general meeting convened to be held on 25th November, 2002. Such final dividend, if approved, is expected to be paid on 29th November, 2002.

(g) Settlement of the consideration to which the accepting Shareholders are entitled under the Offers will be implemented in full in accordance with the terms of the Offers without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against such accepting Shareholders.

(h) Seller's ad valorem stamp duty arising in connection with acceptance of the Offers at the rate of HK$1.00 for every HK$1,000.00 or part thereof of the consideration payable in respect of the relevant acceptance of the Offers will be payable by the accepting Shareholders, which will be deducted from the cash amount due to such Shareholders pursuant to the Offers and paid to the stamp duty office by the Offeror on behalf of such accepting Shareholders. The Offeror will pay its share of ad valorem stamp duty in its capacity as purchaser arising in connection with acceptance of the Offers.

6. OVERSEAS SHAREHOLDERS

The making of the Offers to overseas Shareholders may be prohibited or affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each overseas Shareholder wishing to accept the Offers to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required and the compliance with other necessary formalities or legal requirements. Any such overseas Shareholder will be responsible for any such issue, transfer or other taxes by whomsoever payable and the Offeror, GHH, Platinum and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such overseas Shareholder for any such issue, transfer or other taxes as such person may be required to pay. Acceptances of the Offers by any such person will constitute a warranty by such person that such person is permitted under all applicable laws to receive and accept the Offers, and any revision thereof, and such acceptance shall be valid and binding in accordance with all applicable laws.

The Offers, are not being made and will not be made, directly or indirectly, in or into Canada or by the use of mail of, or by any means or instrumentality of interstate or foreign commerce of, or by any facilities of a national securities exchange of, Canada. This includes, but is not limited to post, facsimile transmission, telex and telephone or electronic means. The Offers cannot be accepted by any such use, means or instrumentality or facility from within Canada. Accordingly, copies of this document and the accompanying form(s) of acceptance and transfer are not being, and must not be, mailed or otherwise distributed or sent in, into or from Canada whether by the use of mail or any means or instrumentality of interstate or foreign commerce of, or by any facility of a national securities exchange of, Canada. Persons receiving such documents, including, without limitation, custodians, nominees and trustees, must not distribute or send them in, into or from, Canada and so doing may invalidate any purported acceptance of the Offers. Persons who wish to accept the Offers should not use such mail or any such means or instrumentality or facility for any purpose, directly or indirectly, related to acceptance of the Offers. Envelopes containing form(s) of acceptance and transfer should not be postmarked in Canada or otherwise despatched from Canada and all accepting Shareholders must provide addresses outside Canada for the remittance of any cash, or the return of

the relevant form(s) of acceptance and transfer, and/or other document(s) of title and/or, any indemnity or indemnities in respect thereof. Any accepting Shareholder who is unable to give the representations and warranties set out in paragraph 7 of this Appendix I may be deemed not to have accepted the Offers.

Subject to the other provisions of this Appendix I, an Independent Shareholder will be deemed not to have accepted the Offers if:

— he puts "NO" in Box 2 of the relevant form(s) of acceptance and transfer and thereby does not give the representations and warranties set out in paragraph 7 below; or

— he completes the relevant form(s) of acceptance and transfer with an address in Canada or has a registered address in Canada and, in either case, he does not insert in the relevant form(s) of acceptance and transfer the name and address of a personal agent outside Canada to whom he wishes the consideration to which he is entitled under the Offers to be sent; or

— he inserts in the relevant form(s) of acceptance and transfer the name and address of a person or agent in Canada to whom he wishes the consideration to which he is entitled under the Offers to be sent; or

— the relevant form(s) of acceptance and transfer received from him are received in an envelope postmarked in, or which otherwise appears to the Offeror or its agents to have been sent from Canada.

The Offeror reserves the right in its sole discretion to investigate, in relation to any acceptance whether the representations and warranties set out in paragraph 7 of this Appendix I could have been truthfully given by the relevant Independent Shareholder and, if such investigation is made and as a result the Offeror determines (for any reason in its sole discretion) that such representations and warranties could not have been so given, such acceptance may be rejected as invalid.

Notwithstanding the foregoing provisions, the Offeror reserves the right, in its sole discretion and subject to applicable law, to treat as valid an acceptance received from (a) person(s) who is, are, unable to give the representations and warranties set out in paragraph 7 below.

Neither the Offeror or Platinum or any person acting on behalf of any of them shall have any liability to any persons for any loss or alleged loss arising from the price, timing or manner of any sale made pursuant to the authority set out above or otherwise in connection therewith.

These provisions and any other terms of the Offers relating to overseas Shareholders may be waived, varied or modified as regards specific Shareholders or on a general basis by the Offeror in its absolute discretion and subject to applicable laws. Subject thereto, the provisions of this paragraph 6 on overseas Shareholders of this Appendix I supersede any terms of the Offers inconsistent with them. References in this paragraph 6 to a Shareholder or to an overseas Shareholder shall include references to the person or persons executing the relevant form(s) of acceptance and transfer and, if more than one person executes the relevant form(s) of acceptance, the provisions of this paragraph 6 shall apply to them jointly and severally.

7. FORMS OF ACCEPTANCE

Each Shareholder by whom, or on whose behalf, the relevant form(s) of acceptance and transfer is, or are, executed irrevocably undertakes, represents, warrants and agrees to and with the Offeror, GHH and Platinum so as to bind him, or her or his or her personal representative, heirs, successors and assigns, to the following effect:

— that the execution of the relevant form(s) of acceptance and transfer whether or not any boxes are completed shall constitute:

- an acceptance of the Offers; and

- an undertaking to execute any further documents, take any further action and give any further assurances which may be required in connection with the foregoing including, without limitation, to secure the transfer of the Shares in respect of which he, or, she has accepted or is deemed to have accepted the Offers to the Offeror and the benefit of all dividends and distributions paid, made or declared on or after 9th October, 2002 except for the proposed final dividend of GHH for the year ended 30th June, 2002 to be approved at its forthcoming annual general meeting convened to be held on 25th November, 2002,

in each case subject to the terms and conditions set out or referred to in this document and in the relevant form(s) of acceptance and transfer and that, subject only to the rights of withdrawal set out or referred to in this Appendix I, each such acceptance shall be irrevocable;

— that, unless "NO" is inserted in Box 2 of the relevant form(s) of acceptance and transfer:

- such Shareholder has not received or sent copies of this document or the form(s) of acceptance and transfer in, into or from Canada;

- such Shareholder has not utilised in connection with the Offers, directly or indirectly, the mails of, or any means or instrumentality, including, without limitation, facsimile transmission, telex and telephone or electronic means, of interstate or foreign commerce of, or any facilities of a national securities exchange of, Canada;

- such Shareholder was outside Canada when the form(s) of acceptance and transfer was, or were delivered and at the time of accepting the Offers;

- is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal who is outside Canada at the time of accepting the Offers and when the form(s) of acceptance and transfer is, or are, delivered or such principal has given any instructions with respect to the Offers from outside Canada; and

- if such accepting Shareholder is an overseas Shareholder, he or she has observed the laws of all relevant territories, obtained any requisite governmental, exchange control or other consents, complied with all requisite formalities or legal requirements and paid any issue, transfer or other taxes or other required payments due from him or her in connection with such acceptance in any territory, that he or she has not taken or omitted to take any action which will or may result in the Offeror, GHH, Platinum or any other person acting in breach of the legal or regulatory requirements of any territory in connection with the Offers or his, her, acceptance thereof, and is permitted under all applicable laws to receive and accept the Offers, and any revision thereof, and that such acceptance is valid and binding in accordance with all applicable laws;

— that such Shareholder, will deliver or procure the delivery to the Registrar of his or her share certificate(s) and, or, transfer receipt(s) and, or other document(s) of title and, or, any satisfactory indemnity or indemnities in respect thereof in respect of all Shares held by him or her in respect of which the Offers have been accepted or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to the Offeror in lieu thereof, as soon as possible and in any event within six months of the opening date of the Offers;

— that the execution of the form(s) of acceptance and transfer and delivery of the form(s) of acceptance and transfer to the Registrar constitutes a separate and irrevocable authority and request to the Offeror to procure the despatch by post of a cheque in respect of any cash payment in connection with the Offers, at the risk of such Shareholder, to the person or agent whose name and address outside Canada is set out in the relevant form(s) of acceptance and transfer or, if none is set out, to the first-named or the sole registered holder of the relevant Shares at his or her registered address outside Canada;

— that the terms and conditions of the Offers contained in this document shall be incorporated in and form part of the form(s) of acceptance and transfer, which shall be read and construed accordingly;

— that he will do all such acts and things as shall be necessary or expedient to vest in the Offeror, or its nominees or such other person as it may decide, the Shares to which such acceptance relates; and

— that he submits, in relation to all matters arising out of the Offers and the form(s) of acceptance and transfer, to the jurisdiction of the courts of Hong Kong.

Acceptance of the Offers by any nominee will be deemed to constitute a warranty by such nominee to the Offeror that the number of Shares indicated in the form(s) of acceptance and transfer in the aggregate number of Shares held by such nominee for such beneficial owners who are accepting the Offers.

8. THE OFFERS

(a) The Offers are made on 15th October, 2002 and are capable of acceptance from and after that date. The Offers are being made by the issue and despatch of this document and by means of an announcement dated 15th October, 2002 in English in the South China Morning Post and in Chinese in the Hong Kong Economic Times.

(b) References to the Offers in this document and in the accompanying form(s) of acceptance and transfer shall include any extension and/or revision thereof.

(c) The English text of this document and the form(s) of acceptance and transfer shall prevail over the Chinese text for the purpose of interpretation.

(d) The Offers are made in accordance with the Takeovers Code.

1. SHARE CAPITAL

As at the Latest Practicable Date, the authorized and issued share capital of GHH were as follows:

Authorised		*HK$*
700,000,000	A Shares	70,000,000
1,000,000,000	B Shares	10,000,000
Issued and fully paid		
621,631,226	A Shares	62,163,123
600,000,000	B Shares	6,000,000

All A Shares in issue rank pari passu in all respects including all rights as to capital, dividends and voting.

All B Shares in issue rank pari passu in all respects including all rights as to capital, dividends and voting. Each B Share shall carry one vote and rank for future distributions at the rate of one-tenth of all distributions to be made in respect of each A Share.

During the period between 30th June, 2002, being the date to which the latest audited consolidated financial statements of the GHH Group were made up, and the Latest Practicable Date, there was no alteration to the authorized and the issued share capital of GHH.

Other than the A Shares and the B Shares, GHH does not have any other outstanding equity securities (including equity related convertible securities, warrants, options or subscription rights in respect of any equity share capital (including non-transferable options)).

2. SUMMARY OF FINANCIAL INFORMATION

(a) The following profit and loss accounts of the GHH Group for each of the three years ended 30th June, 2002 are extracted from the annual reports of GHH:

Results

(Expressed in Hong Kong dollars)

	For the year ended 30th June,		
	2002	**2001**	**2000**
	$Million	*$Million*	*$Million*
Turnover	224.4	271.9	264.2
Cost of sales	(200.2)	(199.1)	(205.2)
Gross profit	24.2	72.8	59.0
Other revenue	12.9	19.9	11.7
Administrative expenses	(17.5)	(18.9)	(19.7)
Profit from operations	19.6	73.8	51.0
Share of results of jointly controlled entities	(0.6)	(0.1)	0.4
Profit before taxation	19.0	73.7	51.4
Taxation	(0.8)	(40.7)	(30.1)
Net profit attributable to shareholders	18.2	33.0	21.3
Dividends	17.0	21.8	14.3
Earnings per share			
'A' share	2.67 cents	4.84 cents	3.12 cents
'B' share	0.27 cents	0.48 cents	0.31 cents
Dividends per share			
'A' share	2.5 cents	3.2 cents	2.1 cents
'B' share	0.25 cents	0.32 cents	0.21 cents

(b) The following information is extracted from the audited accounts of the GHH Group for the year ended 30th June, 2002:

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2002
(Expressed in Hong Kong dollars)

	Note	**2002** *$Million*	**2001** *$Million*
Turnover	2	224.4	271.9
Cost of sales		(200.2)	(199.1)
Gross profit		24.2	72.8
Other revenue	3	12.9	19.9
Administrative expenses		(17.5)	(18.9)
Profit from operations	3	19.6	73.8
Share of results of jointly controlled entities		(0.6)	(0.1)
Profit before taxation		19.0	73.7
Taxation	5(a)	(0.8)	(40.7)
Net profit attributable to shareholders	6	18.2	33.0
Dividends	7	17.0	21.8
Earnings per share	8		
'A' share		2.67¢	4.84¢
'B' share		0.27¢	0.48¢

BALANCE SHEETS
AT 30 JUNE 2002
(Expressed in Hong Kong dollars)

		GHH Group		GHH	
		2002	**2001**	**2002**	**2001**
	Note	*$Million*	*$Million*	*$Million*	*$Million*
ASSETS					
Non-current assets					
Fixed assets	9	1,588.9	1,593.2	—	—
Interest in subsidiaries	10	—	—	1,639.5	1,602.6
Interest in jointly controlled entity	11	2.9	8.5	0.1	0.1
		1,591.8	1,601.7	1,639.6	1,602.7
Current assets					
Inventories		3.3	3.6	—	—
Debtors, deposits and prepayments	12	10.7	10.3	0.1	0.1
Cash and deposits with banks		114.8	118.8	1.3	—
		128.8	132.7	1.4	0.1
Current liabilities					
Bank overdrafts		1.3	2.5	—	—
Creditors and accrued expenses	13	29.0	28.5	1.0	1.3
Deposits received		7.8	9.1	—	—
Taxation	5(b)	8.4	19.5	0.1	0.1
		46.5	59.6	1.1	1.4
Net current assets/(liabilities)		82.3	73.1	0.3	(1.3)
Total assets less current liabilities		1,674.1	1,674.8	1,639.9	1,601.4
Non-current liabilities					
Deferred taxation	14	0.6	0.6	—	—
NET ASSETS	1(p)	1,673.5	1,674.2	1,639.9	1,601.4
CAPITAL AND RESERVES					
Share capital	15	68.2	68.2	68.2	68.2
Reserves	16	1,605.3	1,606.0	1,571.7	1,533.2
Shareholders' funds		1,673.5	1,674.2	1,639.9	1,601.4

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2002
(Expressed in Hong Kong dollars)

		2002		2001	
	Note	*$Million*	*$Million*	*$Million*	*$Million*
Net cash inflow from operating activities	17(a)		33.2		66.9
Returns on investments and servicing of finance					
Interest received		2.9		9.3	
Dividends received from jointly controlled entity		5.0		—	
Dividends paid		(21.8)		(17.7)	
Net cash outflow from returns on investments and servicing of finance			(13.9)		(8.4)
Taxation					
Hong Kong profits tax paid			(11.9)		(89.2)
Investing activities					
Purchase of fixed assets		(10.2)		(11.8)	
Disposal of fixed assets		—		0.1	
Net cash outflow from investing activities			(10.2)		(11.7)
Decrease in cash and cash equivalents			(2.8)		(42.4)
Cash and cash equivalents at 1 July			116.3		158.7
Cash and cash equivalents at 30 June	17(b)		113.5		116.3

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 30 JUNE 2002

(Expressed in Hong Kong dollars)

	2002	2001
	$Million	*$Million*
Net profit for the year	18.2	33.0
Goodwill written off released from capital reserves	2.9	—
Total recognised gains	21.1	33.0

NOTES ON THE ACCOUNTS

(Expressed in Hong Kong dollars)

1 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the relevant disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of principal accounting policies adopted by the GHH Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost.

(c) Basis of consolidation

The consolidated accounts incorporate the accounts of GHH and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany balances and transactions are eliminated on consolidation.

(d) Subsidiaries

A subsidiary is a company in which GHH, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

In GHH's balance sheet, investments in subsidiaries are stated at cost less any impairment losses. The results of subsidiaries are recognised by GHH to the extent of dividends received and receivable at the balance sheet date.

(e) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the GHH Group or GHH and other parties, where the contractual arrangement establishes that the GHH Group or GHH and one or more of the other parties share joint control over the economic activity of the entity.

The GHH Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the GHH Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the GHH Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In GHH's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are recognised by GHH to the extent of dividends received and receivable at the balance sheet date.

(f) **Goodwill**

Goodwill or negative goodwill arising on consolidation represents the excess or shortfall respectively of the cost of the acquisition over the GHH Group's share of the fair value of the identifiable assets and liabilities acquired.

Prior to 1 July 2001, goodwill arising on acquisitions of subsidiaries and jointly controlled entities was written off directly to capital reserves in the year in which it arose. Negative goodwill was credited to capital reserve on consolidation.

With effect from 1 July 2001, the GHH Group adopted SSAP 30 "Business Combinations", and goodwill arising on new acquisitions is recognised as an asset and amortised to the consolidated income statement on a straight line basis over its estimated useful life. Goodwill is stated at cost less accumulated amortisation and any impairment losses. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition, it is recognised in the consolidated income statement when future losses and expenses are recognised. Any remaining negative goodwill not exceeding the fair value of non-monetary assets acquired is recognised in the consolidated income statement over the weighted average useful life of the non-monetary assets. Negative goodwill in excess of the fair values of those non-monetary assets acquired is recognised in the consolidated income statement immediately. Any negative goodwill not yet recognised in the consolidated income statement is presented as a deduction from the assets in the same balance sheet classification as goodwill.

On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill or negative goodwill is included in the calculation of the profit or loss on disposal.

The GHH Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill or negative goodwill that arose from acquisitions prior to 1 July 2001, which were previously taken to reserves.

(g) **Fixed assets**

1. Fixed assets are stated at cost less accumulated depreciation and any impairment losses.

2. Where the GHH Group leases out fixed assets under operating leases, the assets are included in the consolidated balance sheet according to their nature and, where applicable, are depreciated in accordance with the depreciation policies, as set out in accounting policy 1(h) below. Rental receivable arising from operating leases is recognised in accordance with accounting policy 1(l) below.

(h) **Depreciation**

1. *Hotel properties*

No depreciation is provided in respect of hotel properties with an unexpired lease term of over 20 years. It is the GHH Group's policy to maintain the hotel properties in such condition that their value is not diminished by the passage of time and the related expenditure is charged to the income statement in the year in which it is incurred so that any element of depreciation would be immaterial.

2. *Other property and fixed assets*

Depreciation on other property and fixed assets is provided so as to write off their costs on a straight line basis over their estimated useful lives as follows:

Other property	20 years
Leasehold improvements, furniture and fixtures	10 years
Motor vehicles and equipment	5 years
Other operating equipment	3 years

(i) **Impairment of assets**

An assessment is carried out at each balance sheet date to determine whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset, being the greater of its net selling price or value in use, is estimated. The carrying amount of the asset is reduced to its recoverable amount where appropriate. Such impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case it is treated as a revaluation decrease.

(j) **Inventories**

Inventories are stated at the lower of cost and net realisable value. Cost is computed on a first-in first-out basis. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) **Revenue recognition**

Provided it is probable that the economic benefits will flow to the GHH Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

1. *Hotel revenue*

Revenue from hotel operations is recognised when services are rendered.

2. *Interest income*

Interest on bank deposits is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

3. *Dividends*

Dividends are recognised when the right to receive payment is established.

(l) **Operating leases**

Rental receivable and payable under operating leases is accounted for on a straight line basis over the terms of the respective leases. Contingent rent receivable is recognised as income in the income statement in the accounting period in which it is earned. Contingent rent payable is charged to the income statement in the accounting period in which it is incurred.

(m) **Deferred taxation**

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(n) **Translation of foreign currencies**

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

(o) **Related parties**

Parties are considered to be related to the GHH Group if the GHH Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the GHH Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(p) **Proposed dividend**

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividend declared or proposed after balance sheet date are not recognised as a liability at balance sheet date. This change in accounting policy has been applied retrospectively so that the proposed final dividend for the year ended 30 June 2001 of $11.6 million (2000: $7.5 million) previously recorded as a current liability as at 30 June 2001 has been restated, resulting an increase in net assets from $1,662.6 million to $1,674.2 million (2000: from $1,651.4 million to $1,658.9 million) of the GHH Group and from $1,589.8 million to $1,601.4 million (2000: from $1,554.4 million to $1,561.9 million) of GHH at 30 June 2001. Retained profits at 30 June 2001 and 2000 have also been restated, details of which are disclosed in note 16 to the accounts.

2 TURNOVER AND SEGMENT INFORMATION

The principal activities of GHH are investment holding and, through its subsidiaries, hotel owning and management.

Turnover represents revenue from hotel operations. As the majority of the activities of the GHH Group during the year were hotel operations and were carried out in Hong Kong, an analysis of the GHH Group's turnover and profit by business and geographical segment is not presented.

3 PROFIT FROM OPERATIONS

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Profit from operations is arrived at after charging:		
Staff costs	128.0	135.0
Cost of inventories	11.6	16.1
Depreciation	14.4	15.1
Auditors' remuneration	1.0	1.2
Lease payments in respect of land and building under operating lease	9.2	8.0
and after crediting:		
Other revenue — Interest income	2.8	9.2
— Management fee income	10.1	10.7
	12.9	19.9

4 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Fees		
Independent Non-Executive Directors	0.1	0.1
Other directors	0.1	0.1
	0.2	0.2

Directors are not salaried employees of GHH, but receive directors' fees.

The number of directors whose emoluments fell within the following band is as follows:

	Number of directors	
	2002	**2001**
Nil — $1,000,000	9	8

The emoluments of the five highest paid individuals in the GHH Group, none of whom was a director in either 2002 or 2001, are as follows:

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Salaries, allowances and benefits in kind	5.4	5.3
Group's contributions to retirement scheme	0.5	0.4
Discretionary bonuses	0.1	0.1
	6.0	5.8

The emoluments of the five highest paid individuals fell within the following bands:

	Number of individuals	
	2002	**2001**
Nil — $1,000,000	3	3
$1,500,001 — $2,000,000	2	2
	5	5

5 TAXATION

	GHH Group	
	2002	**2001**
	$Million	*$Million*
(a) Taxation in the consolidated income statement represents:		
Provision for Hong Kong profits tax at 16% for the year	0.9	8.0
Estimated (over)/underprovision in respect of prior years	(0.1)	32.8
Deferred taxation *(Note 14)*	—	(0.1)
	0.8	40.7

	GHH Group		GHH	
	2002	2001	2002	2001
	$Million	*$Million*	*$Million*	*$Million*
(b) Taxation in the balance sheets represents:				
Provision for Hong Kong profits tax for the year	0.9	8.0	—	0.1
Estimated provision for Hong Kong profits tax relating to prior years	7.5	11.5	0.1	—
	8.4	19.5	0.1	0.1

(c) The GHH Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the grounds of prudence.

6 NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Net profit attributable to shareholders includes a profit of $60.3 million (2001: $57.2 million) which has been dealt with in the accounts of GHH.

7 DIVIDENDS

	2002	2001
	$Million	*$Million*
Interim dividend paid		
'A' shares: 1.5 cents (2001: 1.5 cents) per share	9.3	9.3
'B' shares: 0.15 cent (2001: 0.15 cent) per share	0.9	0.9
Proposed final dividend		
'A' shares: 1 cent (2001: 1.7 cents) per share	6.2	10.6
'B' shares: 0.1 cent (2001: 0.17 cent) per share	0.6	1.0
	17.0	21.8

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

8 EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit attributable to shareholders of $18.2 million (2001: $33.0 million) and 621.6 million 'A' shares and 600.0 million 'B' shares in issue during the year.

9 FIXED ASSETS - GHH GROUP

	Leasehold land and buildings			
	Hotel properties	Other property	Other fixed assets	Total
	$Million	*$Million*	*$Million*	*$Million*
Cost:				
At 1 July 2001	1,475.8	160.3	265.0	1,901.1
Additions	—	—	10.2	10.2
Disposals	—	—	(3.0)	(3.0)
At 30 June 2002	1,475.8	160.3	272.2	1,908.3
Accumulated depreciation:				
At 1 July 2001	—	75.7	232.2	307.9
Charge for the year	—	8.0	6.4	14.4
Written back on disposals	—	—	(2.9)	(2.9)
At 30 June 2002	—	83.7	235.7	319.4
Net book value:				
At 30 June 2002	1,475.8	76.6	36.5	1,588.9
At 30 June 2001	1,475.8	84.6	32.8	1,593.2

All leasehold land is held on long leases in Hong Kong. Other property represents an interest in The Wesley which is held under an agreement with Methodist Centre Limited, and is being depreciated over the term of 20 years to 2012.

The GHH Group leases out certain of its hotel properties and other property under operating leases. Leases typically run for an initial period of one month to one year, with some having the option to renew, at which time all terms are renegotiated. Lease payments are usually adjusted regularly to reflect market rentals and none of the leases includes contingent rentals.

At 30 June, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

	2002	2001
	$Million	*$Million*
Within 1 year	15.9	16.7
After 1 year but within 5 years	1.6	—
	17.5	16.7

10 INTEREST IN SUBSIDIARIES

	GHH	
	2002	2001
	$Million	*$Million*
Unlisted shares, at cost	357.5	357.5
Amounts due from subsidiaries	1,622.5	1,640.6
Amounts due to subsidiaries	(340.5)	(395.5)
	1,639.5	1,602.6

Details of principal subsidiaries are set out in note 25.

11 INTEREST IN JOINTLY CONTROLLED ENTITY

	GHH Group		GHH	
	2002	2001	2002	2001
	$Million	*$Million*	*$Million*	*$Million*
Unlisted shares, at cost	—	—	0.1	0.1
Share of net assets	2.9	8.5	—	—
	2.9	8.5	0.1	0.1

Details of jointly controlled entity are set out in note 26.

12 DEBTORS, DEPOSITS AND PREPAYMENTS

Included in debtors, deposits and prepayments are trade debtors with the following ageing analysis:

	GHH Group	
	2002	2001
	$Million	*$Million*
Within 1 month	6.3	6.2
1 - 3 months	3.2	2.7
Over 3 months	0.1	—
	9.6	8.9

The GHH Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

13 CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade creditors with the following ageing analysis:

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Within 1 month	6.6	8.1

14 DEFERRED TAXATION

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Movements on deferred taxation comprise:		
Balance at 1 July	0.6	0.7
Transfer to the consolidated income statement *(Note 5(a))*	—	(0.1)
Balance at 30 June	0.6	0.6

Deferred taxation represents depreciation allowances in excess of related depreciation. The deferred tax asset being the future benefit of tax losses is $23.5 million (2001: $23.1 million) has not been recognised as its realisation is not assured beyond reasonable doubt.

15 SHARE CAPITAL

	2002	**2001**
	$Million	*$Million*
Authorised		
700,000,000 'A' shares of $0.1 each	70.0	70.0
1,000,000,000 'B' shares of $0.01 each	10.0	10.0
	80.0	80.0
Issued and fully paid		
621,631,226 'A' shares of $0.1 each	62.2	62.2
600,000,000 'B' shares of $0.01 each	6.0	6.0
	68.2	68.2

16 RESERVES

	GHH Group		GHH	
	2002	**2001**	**2002**	**2001**
	$Million	*$Million*	*$Million*	*$Million*
Share premium	942.7	942.7	942.7	942.7
Capital reserves				
At 1 July	13.0	13.0	—	—
Goodwill written off	2.9	—	—	—
At 30 June	15.9	13.0	—	—
Revenue reserves				
Retained profits				
At 1 July (as previously reported)	635.7	624.5	575.9	540.5
Prior year adjustment in respect of proposed final dividend *(note 1(p))*	11.6	7.5	11.6	7.5
At 1 July (as restated)	647.3	632.0	587.5	548.0
Net profit for the year	18.2	33.0	60.3	57.2
Final dividend in respect of previous year *(note 1(p))*	(11.6)	(7.5)	(11.6)	(7.5)
Interim dividend in respect of current year	(10.2)	(10.2)	(10.2)	(10.2)
At 30 June	643.7	647.3	626.0	587.5
General reserve	3.0	3.0	3.0	3.0
	646.7	650.3	629.0	590.5
	1,605.3	1,606.0	1,571.7	1,533.2

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Statement of revenue reserves:		
GHH Group companies (as restated for 2001)	643.8	641.8
Jointly controlled entities	2.9	8.5
	646.7	650.3

The aggregate amount of GHH's reserves available for distribution to shareholders at 30 June 2002 was $629.0 million (2001: $590.5 million).

17 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit from operations to net cash inflow from operating activities

	2002	2001
	$Million	*$Million*
Profit from operations	19.6	73.8
Interest income	(2.8)	(9.2)
Depreciation	14.4	15.1
Goodwill written off	2.9	—
Loss on disposal of fixed assets	0.1	0.1
Decrease in inventories	0.3	—
(Increase)/Decrease in debtors, deposits and prepayments	(0.5)	2.8
Increase/(Decrease) in creditors and accrued expenses	0.5	(15.2)
Decrease in deposits received	(1.3)	(0.5)
Net cash inflow from operating activities	33.2	66.9

(b) Analysis of the balances of cash and cash equivalents as shown in the consolidated balance sheet

	2002	2001
	$Million	*$Million*
Cash and deposits with banks maturing within three months of the balance sheet date	114.8	118.8
Bank overdrafts repayable within three months from the date of advance	(1.3)	(2.5)
	113.5	116.3

18 RETIREMENT SCHEME AND COSTS

As subsidiaries of HLG, the GHH Group participate in the defined contribution provident fund scheme operated by the HLG. The assets of this scheme are held separately from those of the participating companies, in an independent fund administered by trustees and managed by a professional fund manager. Contributions are made by both the employer and employees at a certain percentage of the employees' basic salaries, the percentage varying with their length of service. The GHH Group's contributions amounted to $7.6 million for the year ended 30 June 2002 (2001: $8.1 million).

When an employee leaves the scheme prior to his or her interest in the employer's contributions being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the trustees may credit dividends to members' accounts out of the reserves of the fund. The GHH Group's contributions may be reduced by the forfeited contributions; however, no such reduction of the GHH Group's contributions was made during the year. Since the reserves of the scheme, of which the GHH Group is a participating member, do not distinguish the respective attributable shares of individual participating member companies, no figure for available forfeited contributions for the GHH Group alone can be ascertained.

A master trust Mandatory Provident Fund Scheme (the "MPF Scheme") has been set up and is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. GHH Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the GHH Group for the year amounted to $0.2 million (2001: $0.1 million).

As the GHH Group's provident fund scheme is an MPF-exempt Occupational Retirement Scheme (the "ORSO Scheme"), eligibility for membership of the ORSO and MPF schemes is identical. New employees are offered a one-off option to join either the ORSO or the MPF scheme.

19 COMMITMENTS

The GHH Group leases a property under a non-cancellable operating lease expiring within ten years. Contingent rental payable is calculated with reference to the revenue from the property. At 30 June, total future minimum lease payments to be made under this operating lease were as follows:

	GHH Group	
	2002	**2001**
	$Million	*$Million*
Within 1 year	11.0	9.2
After 1 year but within 5 years	45.6	44.0
After 5 years	69.0	81.6
	125.6	134.8

20 RELATED PARTY TRANSACTIONS

During the year, the GHH Group paid $1.4 million (2001: $3.7 million) to a fellow subsidiary for the GHH Group's share of administrative services provided by the fellow subsidiary. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the GHH Group.

During the year, the GHH Group received $1.2 million (2001: $1.2 million) from a fellow subsidiary for the fellow subsidiary's share of administrative services provided by the GHH Group. The amount payable is mutually agreed by both parties after taking into account of the volume of activities shared by the fellow subsidiary.

During the year, Grand Hotel Group Limited, a wholly-owned subsidiary of GHH received a fixed sum fee of $0.9 million (2001: $0.9 million) from a fellow subsidiary, Kornhill Recreation Club Limited for the provision of administrative services to Kornhill Recreation Club.

During the year, the GHH Group received management fees totalling $10.1 million (2001: $10.7 million) from a jointly controlled entity. The amount receivable by the GHH Group is based on a fixed sum or at a percentage of gross revenue.

21 POST BALANCE SHEET EVENT

At the date of approval of these accounts, a public announcement was made concerning the proposed disposal by the ultimate holding company of its entire interests in GHH to HLP.

22 ULTIMATE HOLDING COMPANY

The ultimate holding company of GHH is HLG, a company incorporated in Hong Kong.

23 COMPARATIVE FIGURES

For the current year, interest income is excluded as part of the turnover and is presented as other revenue for better presentation of the GHH Group's results and comparative figures have been restated accordingly. Certain comparative figures have also been adjusted as a result of the changes in accounting policy for proposed dividend, details of which are set out in note 1(p).

24 APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Board of Directors on 28 August 2002.

25 PRINCIPAL SUBSIDIARIES

At 30 June 2002

	Issued Share Capital (HK$)	% Held by GHH Group	% Held by GHH	Activity	Place of Incorporation and Operations
Grand Group Limited	2	100	100	Holding of restaurant licence	Hong Kong
Grand Hotel Group Limited*	10,200	100	100	Hotel operating and management	Hong Kong
Grand Hotel Treasury Limited*	2	100	100	Financial services	Hong Kong
Grand Suite Tower Limited*	200	100	100	Operations of service apartments	Hong Kong
Inlink Investment Limited	2	100	100	Holding of restaurant licence	Hong Kong
Modalton Limited*	2	100	—	Property leasing	Hong Kong
Tegraton Limited*	2	100	—	Property leasing	Hong Kong

* Audited by KPMG

The above list gives the principal subsidiaries of the GHH Group which in the opinion of the directors, principally affect the profit and assets of the GHH Group.

26 JOINTLY CONTROLLED ENTITY

At 30 June 2002

	Issued Share Capital (HK$)	% Held by GHH Group	% Held by GHH	Activity	Place of Incorporation and Operations
Arges Limited	4	50	50	Restaurant operations	Hong Kong

3. INDEBTEDNESS

As at the close of business on 31st August, 2002, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this document, the GHH Group did not have any bank overdrafts or loans, or other similar indebtedness, mortgages, charges, or guarantees or other material contingent liabilities.

4. MATERIAL CHANGES

As at the Latest Practicable Date, the GHH Directors are not aware of any material changes in the financial or trading position of the GHH Group since 30th June, 2002, being the date to which the latest audited consolidated financial statements of the GHH Group were made up. Saved as mentioned under the paragraph headed "Intention of the Offeror regarding the GHH Group" in the Letter from Platinum, as at the Latest Practicable Date, the GHH Directors are not aware of any material changes in the prospects of the GHH Group since 30th June, 2002.

The following is the text of the letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this document received from Chesterton in connection with its valuation as at 28th August, 2002 of the properties of GHH.

Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Ltd
16/F., CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

20th September, 2002

The Directors
Hang Lung Group Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

The Directors
Hang Lung Properties Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

The Directors
Grand Hotel Holdings Limited
28th Floor
Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong

Dear Sirs,

(1) GRAND PLAZA HOTEL (INCLUDING CLUB GRAND AND GRAND PLAZA APARTMENTS), 2 KORNHILL ROAD, QUARRY BAY, HONG KONG

(2) HOTEL PORTION OF GRAND TOWER HOTEL, 627 NATHAN ROAD, MONG KOK, KOWLOON

In accordance with your instructions for us to value the captioned properties taking into account the respective conversion proposals thereof, we confirm that we have carried out inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market values of these properties as at 28th August, 2002 in accordance with the basis of valuation as specified hereinafter.

Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in a property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

Our valuation has been made on the assumption that the owners sell the properties on the open market without the benefit of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of these properties. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of these properties and no forced sale situation in any manner is assumed in our valuation.

Our valuation of property no. 1 is prepared on an as-is basis (i.e. being in its existing physical state) but taking into account the potential of the conversion of the existing hotel guest rooms into serviced apartments. Allowance has been made for the cost and time required for the conversion. Reference is made to the past trading accounts of the property on its current uses.

Our valuation of property no. 2 is prepared on an as-is basis (i.e. being in its existing physical state) but taking into account the potential of converting the whole development into a commercial/office building in accordance with the supplied proposal with due allowance made for the cost and time required. Reference is made to the sales evidence as available on the market.

We have not been provided with any title document relating to the properties but we have caused searches to be made at the Land Registry. We have not, however, searched the original documents to verify ownership or to verify any amendment which does not appear on the copies handed to us.

We have relied to a very considerable extent on information given by you and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, trading accounts, particulars of the conversion proposals, costs of conversion, floor areas and all other relevant matters. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations.

We have inspected the exterior of the properties and where possible, we have also inspected the interior of the premises. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defect. We are not, however, able to report that these properties are free from rot, infestation or any other structural defect. No tests were carried out to any of the services.

No allowance has been made in our valuation for any charge, mortgage or amount owing on any property nor for any expense or taxation which may be incurred in effecting a sale. It is assumed that all properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We enclose herewith a summary of values and our valuation certificate.

Yours faithfully,
For and on behalf of
Chesterton Petty Limited
Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Executive Director

SUMMARY OF VALUES

	Property	Open market value in existing state taking into account the proposed conversion as at 28th August, 2002
1.	Grand Plaza Hotel (including Club Grand and Grand Plaza Apartments), 2 Kornhill Road, Quarry Bay, Hong Kong	HK$ 600,000,000
2.	Hotel portion of Grand Tower Hotel, 627 Nathan Road, Mongkok, Kowloon	HK$ 620,000,000
	Total:	**HK$1,220,000,000**

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state taking into account the proposed conversion as at 28th August, 2002
1.	Grand Plaza Hotel (including Club Grand and Grand Plaza Apartments), 2 Kornhill Road, Quarry Bay, Hong Kong 47,000/700,000th equal and undivided shares of and in the Remaining Portion of Inland Lot No. 8566	Grand Plaza Hotel is a hotel built over a commercial and carparking podium known as Kornhill Plaza. The development was completed in 1987. The property mainly comprises a hotel entrance hall and carparking/loading and unloading area on the 2nd Floor level and a restaurant on the 3rd Floor level of the commercial/carparking podium, a recreational club (known as Club Grand) on the 9th Floor, the back-of-house area on the 10th Floor, the hotel accommodation on the 11th to 22nd Floors and scattered portions of the Roof. The hotel accommodation on the 11th to 22nd Floors provides a total of 490 guest rooms. 242 guest rooms on the 16th to 22nd Floors have been converted into serviced apartments and the remaining 248 guest rooms are used as hotel rooms. The Club Grand provides a variety of sports facilities including swimming pool, squash courts, sports halls and health centre. The total gross floor area of the property extends to 35,275 sq m (379,700 sq ft) or thereabouts. The existing 248 hotel rooms are proposed to be converted into serviced apartments. Inland Lot No. 8566 is held from the Government under Conditions of Exchange No. 11728 for a term of 75 years commencing from 27th April, 1984 renewable for a further term of 75 years at an annual Government rent of HK$1,000.	The hotel is currently operated by the owner.	HK$600,000,000

Notes:

(1) The registered owner of the property is TEGRATON LIMITED, a wholly-owned subsidiary of Grand Hotel Holdings Limited.

(2) The property is subject to a Deed Poll, a Deed of Mutual Covenant, two Modification Letters and a Management Undertaking (by Mass Transit Railway Corporation with the Government).

(3) In preparing our valuation, we have taken into account the potential of the property in converting the existing hotel guest rooms into serviced apartments with due allowance made for the conversion cost and time required.

(4) In accordance with the information provided to us, the estimated cost and time required for the conversion are about HK$10,000,000 and six months respectively and no planning or building works approvals from the government are required.

(5) We have prepared our valuation in accordance with Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors.

	Property	Description and tenure	Particulars of occupancy	Open market value in existing state taking into account the proposed conversion as at 28th August, 2002
2.	Hotel portion of Grand Tower Hotel, 627 Nathan Road, Mongkok Kowloon 350,000/500,000th shares of and in Kowloon Inland Lot No. 10246	Grand Tower Hotel is a 23-storey hotel/ commercial building (including two Basement levels) containing a hotel of 549 guest rooms with ancillary restaurant and back-of-house facilities and a commercial podium of shops and restaurants. The development was completed in 1987. The property comprises the hotel portion of the development which mainly includes a hotel entrance hall and carparking/loading and unloading area on the Ground Floor, mechanical/carparking spaces on the 4th Floor, restaurants/lobby on the 5th and 6th Floors, guest rooms on the 7th to 20th Floors and back-of-house facilities on the 2nd Basement. The gross floor area of the property extends to 30,000 sq m (322,920 sq ft) or thereabouts. The property is proposed to be converted into a 23-storey commercial/office building comprising an office tower over a commercial/carparking podium. Carparking spaces are provided on the 2nd Basement and the 4th Floor of the podium. Kowloon Inland Lot No. 10246 is held from the Government under Conditions of Regrant No. 10561 for a term of 150 years commencing from 27th June, 1910 at an annual Government rent of HK$2,204.	The hotel is currently operated by the owner.	HK$620,000,000

Notes:

(1) The registered owner of the property is MODALTON LIMITED, a wholly-owned subsidiary of Grand Hotel Holdings Limited.

(2) The property is subject to a Deed of Mutual Covenant and Management Agreement.

(3) Our valuation is prepared on the basis that the whole development will be converted into a commercial/office building in accordance with the supplied conversion proposal with due allowance made for the conversion cost and time required.

(4) In accordance with the information provided to us, the estimated cost and time required for the conversion are about HK$70,000,000 and nine months respectively and building works approvals from the government are required.

(5) We have prepared our valuation in accordance with Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors.

Extracts from the audited accounts of The Wesley for the years ended 30th June, 1999, 2000 and 2001 and additional financial information in respect of the guaranteed annual payments by the GHH Group

The table below sets out a summary of the audited profit and loss accounts of The Wesley for each of the years ended 30th June, 1999, 2000 and 2001.

	Year ended 30th June,		
	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*
Turnover	37,037	37,602	42,378
Cost of sales	(33,924)	(33,169)	(32,958)
	3,113	4,433	9,420
Other revenue	2,357	2,416	2,522
Administrative costs	(12,284)	(12,067)	(12,112)
Loss for the year excluding taxation and payment to Methodist Centre Limited	(6,814)	(5,218)	(170)

Under the terms of the management contract with Methodist Centre Limited in respect of The Wesley, guaranteed annual payments were made by the GHH Group each year. Such payments were recorded in the accounts of the GHH Group rather than the accounts of The Wesley. Had these payments been recorded in the accounts of The Wesley for the years ended 30th June, 1999, 2000 and 2001 the impact on its accounts would be:

	Year ended 30th June,		
	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*
Loss for the year excluding taxation and payment to Methodist Centre Limited	(6,814)	(5,218)	(170)
Guaranteed minimum payments to Methodist Centre Limited	(8,000)	(8,000)	(8,000)
Net effect of management contract of The Wesley	(14,814)	(13,218)	(8,170)

1. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Takeovers Code for the purpose of giving information with regard to the GHH Group and the Offers. The GHH Directors jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than those relating to the Offeror and its directors) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement herein misleading.

The information contained herein relating to the Offeror has been supplied by the directors of the Offeror, who jointly and severally accept full responsibility for the accuracy of the information contained in this document (other than those relating to GHH and the GHH Directors) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this document (other than those relating to GHH and the GHH Directors) have been arrived at after due and careful consideration and there are no other facts not contained in this document the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests in securities of GHH and its associated corporations

As at the Latest Practicable Date, the interests of the GHH Directors in the securities of GHH or any associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to GHH and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which any such Director was deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules or which were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register kept by GHH referred to therein were as follows:

GHH *(Note 1)*

Name of GHH Director	Personal interests	Family interests	Corporate interests	Other interests	Approximate shareholding percentage
Ronald Joseph Arculli	3,021 A Shares	N/A	168,858 A Shares *(Note 2)*	N/A	0.028%
	3,515 B Shares	N/A	196,470 B Shares *(Note 2)*	N/A	0.033%

Notes:

1. The nominal value of the A Shares and the B Shares in the share capital of GHH is HK$0.10 each and HK$0.01 each respectively.

2. 168,858 A Shares and 196,470 B Shares in the share capital of GHH are held by Citadel Investments Limited which is owned as to 100% by Mr. Ronald Joseph Arculli.

HLG *(Note 1)*

Name of GHH Director	Personal interests	Family interests	Corporate interests	Other interests	Approximate shareholding percentage
Ronald Joseph Arculli	581,775 shares	N/A	508,200 shares *(Note 2)*	N/A	0.08%

Notes:

1. The nominal value of shares in the share capital of HLG is HK$1.00 each.

2. 508,200 shares in the share capital of HLG are held by Citadel Investments Limited which is owned as to 100% by Mr. Ronald Joseph Arculli.

HLP *(Note 1)*

Name of GHH Director	Personal interests	Family interests	Corporate interests	Other interests	Approximate shareholding percentage
Ronald Joseph Arculli	14,737 shares	N/A	709,609 shares *(Note 2)*	N/A	0.025%

Notes:

1. The nominal value of the shares in the ordinary share capital of HLP is HK$1.00 each.

2. 709,609 shares in the ordinary share capital of HLP are held by Citadel Investments Limited which is owned as to 100% by Mr. Ronald Joseph Arculli.

Options of HLG held by GHH Directors

The following GHH Directors had interests in respect of options to subscribe for shares in HLG granted under the share option scheme of HLG:

Name	Date of Grant	Exercise Price *HK$*	Number of shares of HLG represented by options
Nelson Wai Leung Yuen	24th February, 2000	6.12	2,500,000 *(Note a)*
Terry Sze Yuen Ng	1st November, 2001	5.87	1,250,000 *(Note b)*

Notes:

(a) The share option was granted to the named director on 24th February, 2000 under the share option scheme of HLG at an exercise price of HK$6.12 per share, exercisable in 3 tranches, i.e. 20% from 24th February, 2001, 30% from 24th February, 2002 and 50% from 24th February, 2003, all expiring on 23rd February, 2010.

(b) The share option was granted on 1st November, 2001 under the share option scheme of HLG at an exercise price of HK$5.87 per share, exercisable in 3 tranches, i.e. 20% from 1st November, 2002, 30% from 1st November, 2003 and 50% from 1st November, 2004, all expiring on 31st October, 2011.

Save as disclosed above, as at the Latest Practicable Date, none of the GHH Directors nor their respective associates had any interest in, or rights to subscribe for, any share in or debenture of GHH or any of its associated corporations as recorded by the register of GHH pursuant to the SDI Ordinance or which are required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to GHH and the Stock Exchange.

As at the Latest Practicable Date, the Offeror owned 460,575,581 A Shares and 417,686,735 B Shares. Cole, the controlling shareholder of HLG, which in turn is the ultimate holding company of the Offeror, holds Shares directly and is also deemed interested in the Shares held by the Offeror in GHH. Mr. Ronald Joseph Arculli, a HLP Director, is interested in GHH as disclosed above and Platinum, the financial adviser of the Offeror owned 580,000 A Shares. Save for the aforesaid, as at the Latest Practicable Date, none of the Offeror, the directors of the Offeror and any party acting in concert with any of them (or any of the directors of any of them) or any pension fund established for the benefit of the employees of GHH Group owned or controlled any Shares.

As at the Latest Practicable Date, none of GHH and its subsidiaries had any beneficial interest in any Shares, and none of them has dealt for value in any Shares in the period from 28th February, 2002 to the Latest Practicable Date.

As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Offeror or with any person who is acting in concert with the Offeror or GHH or with any person who is an associate of GHH by virtue of classes (1), (2), (3) and (4) of the definition of associate in the Takeovers Code.

As at the Latest Practicable Date, no Shares are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with GHH. For the avoidance of doubt, Cole which is interested in Shares as disclosed in paragraph 3 below, is the trustee for certain trusts which is also holding shares in HLG and HLP. An associate of Mr. Gerald Lokchung Chan, a non-executive director of HLG, is a member of a wide class of discretionary objects of one of the trusts.

Save for the interest of Platinum in the 580,000 A Shares disclosed above, as at the Latest Practicable Date, none of Platinum and Cazenove had any beneficial interest in any Shares and none of them has dealt for value in any such securities in the period from 28th February, 2002 to the Latest Practicable Date.

(b) **Interests in the securities of GHH of those Shareholders who have irrevocably undertaken not to accept the Offers (including any revised offers)**

As at the Latest Practicable Date, none of the Shareholders have irrevocably undertaken not to accept the Offers (including any revised offers).

(c) **Interests in the Offeror**

As at the Latest Practicable Date, none of the companies in the GHH Group and their respective directors (including their respective spouses, children under the age of 18, related trusts and companies controlled by them) owned or had any interest in the shares in the Offeror, and none of them has dealt for value in any shares in the Offeror in the period from 28th February, 2002 to the Latest Practicable Date.

As at the Latest Practicable Date, none of Platinum and Cazenove had any beneficial interest in any shares in the Offeror, and none of them has dealt for value in any shares in the Offeror in the period from 28th February, 2002 to the Latest Practicable Date.

(d) **Interests in contracts or arrangements**

None of the GHH Directors is materially interested in any contract or arrangement subsisting at the date of this document which has been entered into by the Offeror or which is significant in relation to the business of the GHH Group taken as a whole.

As at the Latest Practicable Date, no material contracts had been entered into by the Offeror in which any GHH Director has a material personal interest.

As at the Latest Practicable Date, there was no agreement or arrangement between the Offeror, the GHH Directors and any other person which was conditional on or dependent upon the outcome of the Offers or otherwise connected with the Offers.

As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including any compensation arrangement) exists between the Offeror or any person acting in concert with it and any of the GHH Directors, recent GHH Directors, Shareholders or recent Shareholders having any connection with or dependent upon the Offers.

(e) **Interests in service contracts**

None of the GHH Directors has entered, or is proposing to enter, into a service contract with GHH or any of its subsidiaries or associated companies which is not expiring or determinable by the GHH Group within twelve months without payment of compensation (other than statutory compensation), or which has been entered into or amended within six months before the date of the First Announcement.

No benefit (other than statutory compensation) has been or will be given to any GHH Director as compensation for loss of office in any member of the GHH Group or otherwise in connection with the Offers.

(f) **Interests in assets of the GHH Group**

Since 30th June, 2002, the date to which the latest published audited consolidated financial statements of the GHH Group were made up, none of the GHH Directors has, or has had, any direct or indirect interest in any assets which have been acquired, disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the GHH Group.

(g) **General**

(i) Other than Cole (as explained in paragraph (a) above in this Appendix), as at the Latest Practicable Date, no Shares were managed on a discretionary basis by any fund managers (other than exempt fund manager) connected with GHH, nor did any such fund managers deal in any Shares in the period from 28th February, 2002 to the Latest Practicable Date.

(ii) As at the Latest Practicable Date, no person had any arrangement of the kind referred to in note 8 to Rule 22 of the Takeovers Code with the Offeror or with any party acting in concert with it.

(iii) Save as disclosed in the letter from the GHH Board and the letter from Platinum in this document and in this Appendix, as at the Latest Practicable Date, no person who is considered to be an associate of GHH has any interest or has dealt for value in the Shares in the period from 28th February, 2002 to the Latest Practicable Date.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the following parties were interested in 10% or more of the issued share capital of GHH as recorded in the registers of interests required to be kept by GHH under section 16(1) of the SDI Ordinance:

Name of Shareholders of GHH	Number of A Shares	Number of B Shares
Cole *(Note 1)*	476,341,188	438,082,800
HLG *(Note 2)*	460,575,581	417,686,735
HLP *(Note 3)*	460,575,581	417,686,735
Newhart Investments Limited *(Note 4)*	460,575,581	417,686,735
Rilarch Investments Limited *(Note 5)*	332,047,066	417,686,735
The Offeror	332,047,066	417,686,735
Happy Town Company Limited *(Note 6)*	121,328,515	—
Hang Far Company Limited	121,328,515	—

Notes:

1. Cole holds 15,765,607 A Shares and 20,396,065 B Shares directly and was also deemed to be interested in the 460,575,581 A Shares and the 417,686,735 B Shares in which HLG is interested, totalling 476,341,188 A Shares and the 438,082,800 B Shares as set out in this table.

2. HLG is deemed interested in the interests of its subsidiary, HLP in GHH.

3. HLP is deemed interested in the interest of its subsidiary, Newhart Investments Limited in GHH.

4. Newhart Investments Limited is deemed interested in the interest of its subsidiaries, Rilarch Investments Limited and Happy Town Company Limited, in GHH.

5. Rilarch Investments Limited is deemed interested in the interest of its subsidiary, the Offeror, in GHH.

6. Happy Town Company Limited is deemed interested in the interest of its subsidiary, Hang Far Company Limited, in GHH.

Save as disclosed above, as at the Latest Practicable Date, no other parties were recorded as having an interest of 10% or more of the issued share capital of GHH in the register of interests required or kept by GHH under section 16(1) of the SDI Ordinance.

4. SHAREHOLDINGS AND DEALINGS

The Offeror acquired 332,047,066 A Shares and 417,686,735 B Shares at a price of HK$1.84 per A Share and HK$0.184 per B Share pursuant to the S&P Agreement. Completion took place on 9th October, 2002.

Save as disclosed above, there were no dealings in the Shares by the GHH Directors, the directors of the Offeror, the Offeror and parties acting in concert with it from 28th February, 2002 (being six months prior to the date of the First Announcement, being 28th August, 2002) up to the Latest Practicable Date.

5. MARKET PRICES

The table below shows the closing prices of the Shares as recorded on the Stock Exchange on (i) the last day on which dealings took place in each of the six months immediately preceding the date of the First Announcement; (ii) 28th August, 2002 and 29th August, 2002, being the days trading in the Shares was suspended pending the issue of the Announcements; and (iii) the Latest Practicable Date.

Date	**Closing price of an A Share** *(HK$)*	**Closing price of a B Share** *(HK$)*
28th February, 2002	0.79	0.081
28th March, 2002	0.805	0.080
30th April, 2002	0.83	0.078
31st May, 2002	0.92	0.090
28th June, 2002	0.93	0.089
31st July, 2002	0.88	0.086
28th August, 2002	0.85	0.086
29th August, 2002	0.85	0.086
Latest Practicable Date	1.82	0.184

The highest and lowest closing prices of the Shares as recorded on the Stock Exchange during the period between 28th February, 2002, being the date six months prior to the days trading in the Shares was suspended pending the issue of the Announcements, and ending on the Latest Practicable Date were HK$1.82 on 11th October, 2002 and HK$0.78 on 4th to 8th and 11th to 13th March, 2002 respectively for A Shares and HK$0.184 on 11th October, 2002 and HK$0.073 on 11th and 12th April, 2002 respectively for B Shares.

6. QUALIFICATIONS OF EXPERTS

The following are the qualifications of the experts who have given opinions or advice which are contained in this document:

Name	Qualification
Platinum	Investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
Cazenove	Investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
Chesterton	Registered Professional Surveyors

7. CONSENTS

Platinum, Cazenove and Chesteron have given and have not withdrawn their respective written consents to the issue of this document, with the inclusion herein of their letters and references to their names, in the form and context in which they respectively appear.

8. LITIGATION

No member of the GHH Group is at present engaged in any litigation or claim of material importance and no litigation or claim of material importance is known to the GHH Directors to be pending or threatened against any member of the GHH Group.

9. MATERIAL CONTRACTS

There have been no material contracts (not being contracts entered into in the ordinary course of business) entered into by members of the GHH Group after the date two years before the date of the First Announcement and up to the Latest Practicable Date.

10. GENERAL

(a) The company secretary of GHH is Mr. Robin Sik Wing Ching and he is a Fellow of The Association of Chartered Certified Accountants and the Institute of Chartered Secretaries and Administrators.

(b) The registered office of GHH is situated at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

(c) The share registrar of GHH is Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The registered address of the Offeror is at 26th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

(e) The registered office of Platinum is at 22nd Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

(f) The registered office of Cazenove is at 5001, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

(g) As at the Latest Practicable Date, there was no agreement, arrangement or understanding (including compensation arrangement) exists between the Offeror and any other person for the transfer of the beneficial interests in Shares acquired by the Offeror under the Offers.

(h) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the office of GHH at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong while the Offers remain open:

(a) the memorandum and articles of association of GHH;

(b) the memorandum and articles of association of the Offeror;

(c) the letter of advice from Cazenove, the text of which is set out on pages 22 to 44 of this document;

(d) the audited financial statements of the GHH Group for the two years ended 30th June, 2002;

(e) the written consents referred to under the section headed "Consents" in this Appendix; and

(f) the letter, summary of values and valuation certificate all dated 20th September, 2002 prepared by Chesterton, the text of which are set out in Appendix III to this document.

(b) 格蘭酒店之註冊辦事處為香港中環德輔道中四號渣打銀行大廈二十八樓。

(c) 格蘭酒店之股票過戶及登記處為香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心十七樓)。

(d) 收購人之註冊地址為香港中環德輔道中四號渣打銀行大廈二十六樓。

(e) 百德能之註冊地址為香港德輔道中四號渣打銀行大廈二十二樓。

(f) 嘉誠之註冊地址為香港中環康樂廣場八號交易廣場第一座五零零一室。

(g) 於最後實際可行日期，收購人與任何其他人士並無就轉讓收購人根據收購建議收購之實益股份權益，訂立協議、安排或共識(包括補償安排)。

(h) 本文件之中、英文本如有歧異，概以英文本為準。

11. 備查文件

下列文件之副本於一般辦公時間內在格蘭酒店辦事處(地址為香港中環德輔道中四號渣打銀行大廈二十八樓)可供查閱：

(a) 格蘭酒店之組織章程大綱及細則；

(b) 收購人之組織章程大綱及細則；

(c) 嘉誠之意見函件，其全文載於本文件第22至44頁；

(d) 格蘭酒店集團於截至二零零二年六月三十日止兩個年度之經審核財務報表；

(e) 本附錄「同意書」一節所述之同意書；及

(f) 卓德於二零零二年九月二十日所編製之函件、估值概要及估值證書，其全文載於本文件附錄三。

由二零零二年二月二十八日(即暫停股份買賣以等待發表該等公佈之日前六個月)至最後實際可行日期，股份於聯交所所報之最高及最低收市價，分別為A股於二零零二年十月十一日之最高收市價港幣1.82元及由二零零二年三月四日至八日及三月十一日至十三日之最低收市價港幣0.78元，以及B股於二零零二年十月十一日之最高收市價港幣0.184元及於二零零二年四月十一日及十二日之最低收市價港幣0.073元。

6. 專家資格

下列為曾於本文件發表意見或建議之專家之資格：

名稱	資格
百德能	根據香港法例第333章證券條例註冊之投資顧問
嘉誠	根據香港法例第333章證券條例註冊之投資顧問
卓德	註冊專業測量師

7. 同意書

百德能、嘉誠及卓德已發出同意書，各自同意刊發本文件，並按本文件所示形式及涵義轉載彼等之函件及引述彼等之名稱，且迄今並無撤回彼等之同意書。

8. 訴訟

格蘭酒店集團成員公司現時概無涉及任何重要之訴訟或索償，及就格蘭酒店董事所知，格蘭酒店集團任何成員公司亦無任何尚未了結或蒙受威脅屬之重要訴訟或索償。

9. 重大合約

格蘭酒店集團成員公司於首項公佈刊發之日前兩年至最後實際可行日期，概無訂立重大合約(並非於日常業務中訂立之合約)。

10. 一般事項

(a) 格蘭酒店之公司秘書為程式榮先生。程先生為英國特許會計師公會及特許秘書及行政人員公會之資深會員。

2. 恒隆集團公司獲視為佔其附屬公司恒隆地產於格蘭酒店之權益。

3. 恒隆地產獲視為佔其附屬公司Newhart Investments Limited於格蘭酒店之權益。

4. Newhart Investments Limited獲視為佔其附屬公司Rilarch Investments Limited及 Happy Town Company Limited於格蘭酒店之權益。

5. Rilarch Investments Limited獲視為佔收購人(Rilarch Investments Limited附屬公司)於格蘭酒店之權益。

6. Happy Town Company Limited獲視為佔其附屬公司Hang Far Company Limited於格蘭酒店之權益。

除上文所披露者外，於最後實際可行日期，格蘭酒店根據披露權益條例第16(1)條之規定存置之股份權益登記冊中，並無錄得其他人士佔格蘭酒店已發行股本10%或以上之權益。

4. 股權及買賣

收購人根據買賣協議，按每股A股港幣1.84元及每股B股港幣0.184元之價格，收購332,047,066股A股及417,686,735股B股。完成日期為二零零二年十月九日。

除上文所披露者外，格蘭酒店董事、收購人之董事、收購人及與其一致行動人士由二零零二年二月二十八日(即首項公佈刊發日期(即二零零二年八月二十八日)前六個月)至最後實際可行日期，並無買賣股份。

5. 市價

下表顯示(i)於緊接首項公佈刊發日期前六個月每月進行買賣之最後一日；(ii)二零零二年八月二十八日及二零零二年八月二十九日(即暫停股份買賣以等待發表該等公佈之日)；及(iii)最後實際可行日期，股份在聯交所所報之收市價。

日期	A股收市價 (港幣)	B股收市價 (港幣)
二零零二年二月二十八日	0.79元	0.081元
二零零二年三月二十八日	0.805元	0.080元
二零零二年四月三十日	0.83元	0.078元
二零零二年五月三十一日	0.92元	0.090元
二零零二年六月二十八日	0.93元	0.089元
二零零二年七月三十一日	0.88元	0.086元
二零零二年八月二十八日	0.85元	0.086元
二零零二年八月二十九日	0.85元	0.086元
最後實際可行日期	1.82元	0.184元

(f) **於格蘭酒店集團之資產權益**

自二零零二年六月三十日(即格蘭酒店集團編製最新公佈之經審核綜合財務報表)以來,格蘭酒店董事概無或不曾於格蘭酒店集團任何成員公司所收購、出售或租賃予該等公司之資產中,或於該等成員公司建議收購、出售或租賃予該等公司之資產中,擁有任何直接或間接權益。

(g) **一般事項**

(i) 除Cole外(誠如本附錄上文(a)段所解釋),於最後實際可行日期,概無股份由與格蘭酒店有關連之基金經理(獲豁免基金經理除外)以全權受益方式管理,而該等基金經理由二零零二年二月二十八日至最後實際可行日期,概無買賣任何股份。

(ii) 於最後實際可行日期,概無人士與收購人或與其一致行動人士,訂立收購守則第22條附註8所述類形之安排。

(iii) 除本文件所載格蘭酒店董事會函件、百德能之函件及本附錄所披露者外,於最後實際可行日期,概無被視為格蘭酒店聯繫人之人士由二零零二年二月二十八日至最後實際可行日期,擁有或以代價買賣股份。

3. 主要股東

於最後實際可行日期,下列人士佔格蘭酒店根據披露權益條例第16(1)條規定存置之股份權益登記冊所載之格蘭酒店已發行股本中,擁有10%或以上之權益:

格蘭酒店股東名稱	A股數目	B股數目
Cole (附註1)	476,341,188股	438,082,800股
恒隆集團公司 (附註2)	460,575,581股	417,686,735股
恒隆地產 (附註3)	460,575,581股	417,686,735股
Newhart Investments Limited (附註4)	460,575,581股	417,686,735股
Rilarch Investments Limited (附註5)	332,047,066股	417,686,735股
收購人	332,047,066股	417,686,735股
Happy Town Company Limited (附註6)	121,328,515股	—
Hang Far Company Limited	121,328,515股	—

附註:

1. Cole直接持有15,765,607股A股及20,396,065股B股,並獲視為佔恒隆集團公司所佔之460,575,581股A股及417,686,735股B股之權益,合共為上述表格所載之476,341,188股A股及438,082,800股B股。

(b) **以不可撤回方式承諾不會接納收購建議(包括任何經修訂之收購建議)之股東於格蘭酒店之證券權益**

於最後實際可行日期,並無股東以不可撤回方式承諾不接納收購建議(包括任何經修訂之收購建議)。

(c) **於收購人之權益**

於最後實際可行日期,格蘭酒店集團成員公司及彼等各自之董事(包括彼等各自之配偶、未滿十八歲之子女、相關信託基金及由彼等所控制之公司)概無擁有收購人之股份權益,而彼等由二零零二年二月二十八日至最後實際可行日期,亦無以代價買賣收購人任何股份。

於最後實際可行日期,百德能及嘉誠概無擁有收購人任何實益股份權益,彼等由二零零二年二月二十八日至最後實際可行日期,亦無以代價買賣收購人任何股份。

(d) **於合約或安排之權益**

格蘭酒店董事概無於收購人所訂立在本文件刊發日期仍然有效之任何合約或安排中,或於對格蘭酒店集團整體業務有重大關係之合約或安排中,擁有重大權益。

於最後實際可行日期,收購人並無訂立格蘭酒店董事於其中擁有重大個人權益之重大合約。

於最後實際可行日期,收購人、格蘭酒店董事及任可其他人士概無訂立任何協議或安排,須待收購建議有成果方可作實或須視乎收購建議之結果而定,或與收購建議有關連。

於最後實際可行日期,在收購人或與其一致行動人士及任何格蘭酒店董事、近期在任之格蘭酒店董事、股東或近期股東之間,並無存在任何協議、安排或共識(包括補償安排),與收購建議有關或須視乎收購建議而定。

(e) **於服務協議之權益**

格蘭酒店董事概無與格蘭酒店或其任何附屬公司或聯營公司訂立或建議訂立服務合約,不可於十二個月內未到期或在格蘭酒店並無支付補償(法定補償除外)之情況下終止,或已於首項公佈刊發之日前六個月內訂立或修訂。

格蘭酒店董事並無或將不會獲得任何利益(法定補償除外),作為不再於格蘭酒店集團任何成員公司任職或與收購建議有關之補償。

附註：

(a) 此等股份期權於二零零零年二月二十四日根據恒隆集團公司股份期權計劃，授予上述董事，行使價為每股港幣6.12元，可分三期行使，即於二零零一年二月二十四日起可行使20%、於二零零二年二月二十四日起可行使30%，以及於二零零三年二月二十四日起可行使50%。全部股份期權均於二零一零年二月二十三日屆滿。

(b) 股份期權於二零零一年十一月一日根據恒隆集團公司股份期權計劃授出，行使價為每股港幣5.87元，可分三期行使，即於二零零二年十一月一日起可行使20%、於二零零三年十一月一日起可行使30%，以及於二零零四年十一月一日起可行使50%。全部股份期權均於二零一一年十月三十一日屆滿。

除上文所披露者外，於最後實際可行日期，格蘭酒店董事或彼等各自之聯繫人概無擁有格蘭酒店根據披露權益條例記錄於格蘭酒店股東名冊之格蘭酒店或其任何相聯法團之股份或債券權益，或認購該等股份或債券之權利，亦無擁有根據上市公司董事進行證券交易的標準守則須知會格蘭酒店及聯交所之權益。

於最後實際可行日期，收購人擁有460,575,581股A股及417,686,735股B股。恒隆集團公司之控股股東Cole為收購人之最終控股公司，直接持有股份，並獲視佔有收購人所持之格蘭酒店股份。恒隆地產董事夏佳理先生佔有上文所述之格蘭酒店權益，而收購人之財務顧問百德能則擁有580,000股A股。除上文所述者外，於最後實際可行日期，收購人、收購人之董事及與其一致行動人士(或彼等之任何董事)或為格蘭酒店集團僱員利益而設立之任何退休金概無擁有或控制任何股份。

於最後實際可行日期，格蘭酒店及其附屬公司概無實益擁有任何股份權益，而彼等由二零零二年二月二十八日起至最後實際可行日期止，亦無買賣任何股份價值。

於最後實際可行日期，概無人士與收購人、與收購人一致行動之人士、格蘭酒店，或收購守則所界定第(1)、(2)、(3)及(4)類聯繫人之格蘭酒店聯繫人，訂立收購守則第22條附註8所述類形安排。

於最後實際可行日期，概無股份由與格蘭酒店有關連之基金經理(獲豁免基金經理除外)以全權受益方式管理。為清楚起見，Cole(佔有下文第3段所披露之股份權益)為若干信託基金之受託人，而該等基金亦持有恒隆集團公司及恒隆地產股份。恒隆集團公司非執行董事陳樂宗先生之一名聯繫人為當中一項信託基金之眾多全權託管對象成員。

除上文所披露百德能佔580,000股A股權益外，於最後實際可行日期，百德能及嘉誠均無擁有任何實益股份權益，而彼等由二零零二年二月二十八日至最後實際可行日期，亦無以代價買賣任何股份。

恒隆集團公司(附註1)

格蘭酒店董事姓名	個人權益	家族權益	公司權益	其他權益	股權概約百分比
夏佳理	581,775股	不適用	508,200股(附註2)	不適用	0.08%

附註：

1. 於恒隆集團公司股本中之股份面值為每股港幣1.00元。

2. 於恒隆集團公司股本中，508,200股股份由Citadel Investments Limited所有，而夏佳理先生擁有Citadel Investments Limited 100%之權益。

恒隆地產(附註1)

格蘭酒店董事姓名	個人權益	家族權益	公司權益	其他權益	股權概約百分比
夏佳理	14,737股	不適用	709,609股(附註2)	不適用	0.025%

附註：

1. 於恒隆地產普通股本中之股份面值為每股港幣1.00元。

2. 於恒隆地產普通股本中，709,609股由Citadel Investments Limited持有，而夏佳理先生擁有Citadel Investments Limited 100%之權益。

格蘭酒店董事持有恒隆集團公司之股份期權

下列格蘭酒店董事擁有根據恒隆集團公司股份期權計劃授出可認購恒隆集團公司股份之股份期權之權益：

姓名	授出日期	行使價港幣	股份期權所代表之恒隆集團公司股份數目
袁偉良	二零零零年二月二十四日	6.12元	2,500,000股(附註a)
吳士元	二零零一年十一月一日	5.87元	1,250,000股(附註b)

1. 責任聲明

本文件之資料乃遵照收購守則刊載，旨在提供有關格蘭酒店集團及收購建議之資料。格蘭酒店董事願就本文件所載資料(有關收購人及其董事之資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本文件內所表達之意見，乃經審慎周詳考慮後始作出，且本文件並無遺漏其他事實，以致本通函之內容有所誤導。

收購人董事已提供本文件所載有關收購人之資料，收購人之董事願就本文件所載資料(有關格蘭酒店及格蘭酒店董事之資料除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本文件內所表達之意見(對格蘭酒店及格蘭酒店董事之有關意見除外)，乃經審慎周詳考慮後始作出，且本文件並無遺漏其他事實，以致本文件之內容有所誤導。

2. 權益披露

(a) 於格蘭酒店及其相聯法團之證券權益

於最後實際可行日期，格蘭酒店董事於格蘭酒店或其相聯法團(定義見披露權益條例)之證券中，擁有以下根據披露權益條例第28條須通知格蘭酒店及聯交所之權益(包括根據披露權益條例第31條或附表第一部被視為或當作擁有之權益)，或根據上市規則所載上市公司董事進行證券交易之標準守則須通知格蘭酒店及聯交所之權益，或根據披露權益條例第29條須載入格蘭酒店所存置之登記冊之權益：

格蘭酒店(附註1)

格蘭酒店董事姓名	個人權益	家族權益	公司權益	其他權益	股權概約百分比
夏佳理	3,021股A股	不適用	168,858股A股(附註2)	不適用	0.028%
	3,515股B股	不適用	196,470股B股(附註2)	不適用	0.033%

附註：

1. 於格蘭酒店股本中A股及B股之股份面值分別為每股港幣0.10元及每股港幣0.01元。

2. 於格蘭酒店股本中，168,858股A股及196,470股B股由Citadel Investments Limited持有，而夏佳理先生擁有Citadel Investments Limited 100%之權益。

衛蘭軒於截至一九九九年、二零零零年及二零零一年六月三十日止年度之經審核賬目摘要及有關格蘭酒店集團支付保證年費之其他財務資料

下表載列衛蘭軒於截至一九九九年、二零零零年及二零零一年六月三十日止年度各年之經審核損益賬概要。

	截至六月三十日止年度		
	一九九九年	二零零零年	二零零一年
	港幣千元	港幣千元	港幣千元
營業額	37,037	37,602	42,378
銷售成本	(33,924)	(33,169)	(32,958)
	3,113	4,433	9,420
其他收入	2,357	2,416	2,522
行政成本	(12,284)	(12,067)	(12,112)
年內虧損(不包括税項及支付予Methodist Centre Limited之費用)	(6,814)	(5,218)	(170)

根據就衛蘭軒而與Methodist Centre Limited訂立之管理合約條款，格蘭酒店集團每年支付保證年費。該等款項乃記錄於格蘭酒店集團之賬目而非衛蘭軒之賬目。如將有關費用記錄於衛蘭軒之賬目，於截至一九九九年、二零零零年及二零零一年六月三十日止年度會對其賬目造成以下影響：

	截至六月三十日止年度		
	一九九九年	二零零零年	二零零一年
	港幣千元	港幣千元	港幣千元
年內虧損(不包括税項及支付予Methodist Centre Limited之費用)	(6,814)	(5,218)	(170)
支付予Methodist Centre Limited之保證最低費用	(8,000)	(8,000)	(8,000)
衛蘭軒管理合約之淨影響	(14,814)	(13,218)	(8,170)

	物業	概況及詳情	佔用詳情	於二零零二年八月二十八日現況下之公開市值(考慮到計劃改建用途)
2.	九龍 旺角 彌敦道627號 雅蘭酒店 酒店部份 第10246號九龍內地段500,000份之350,000份	雅蘭酒店為一幢23層高酒店／商業大廈(包括兩層地庫)，其中設有549個客房，及配套餐廳及樓宇後設施，以及一個開設商舖及餐廳之商場。該項發展於一九八七年落成。 該物業為該發展之酒店部份，主要包括位於地下之酒店大堂及停車／上落貨區、位於四樓之機器／停車場地區、於五樓及六樓之餐廳／大堂、於七樓至二十樓之客房，以及於地庫第二層之樓宇後設施。 該物業之總樓面面積擴充至約30,000平方米(322,920平方呎)。 現時建議將該物業改建為23層商業／辦公室大廈，其中包括商業／停車場平台上之辦公室大樓。地庫第二層及四樓平台設有停車位。 第10246號九龍內地段由政府按重批地規約第10561號持有，由一九一零年六月二十七日起計為期150年，每年政府地租為港幣2,204元。	該酒店現時由業主經營。	港幣620,000,000元

附註：

(1) 該物業之註冊業主為MODALTON LIMITED(格蘭酒店集團有限公司之全資附屬公司)。

(2) 該物業現時受一項公契及管理協議所規限。

(3) 在編製估值時，吾等假設整個發展將會根據獲提供之改建計劃書改為商業／辦公室大廈，並已經考慮到所需成本及時間。

(4) 根據吾等所獲之資料，改建工程所須之估計成本及時間分別約為港幣70,000,000元及九個月，且建築工程須獲得政府批准。

(5) 吾等已根據香港測量師學會刊發之物業資產估值指引附註(Guidance Notes on the Valuation of Property Assets)編製估值。

估值證書

物業	概況及詳情	佔用詳情	於二零零二年八月二十八日現況下之公開市值(考慮到計劃改建用途)
1. 香港鰂魚涌康山道2號康蘭酒店(包括格蘭會及康蘭豪華寓所) 第8566號內地段餘段之700,000份之47,000份之不可分割平均份數	康蘭酒店為建於商業及停車場平台(名為康怡廣場)上之酒店。該項發展於一九八七年落成。 該物業主要為酒店大堂、於商業/停車場平台二樓之停車/上落貨區及三樓之餐廳、於九樓之康樂會所(名為格蘭會)、十樓後座範圍、十一至二十二樓之酒店住宿部份，以及天台之分散部份。 由十一樓至二十二樓之酒店住宿部份提供合共490個客房。於十六樓至二十二樓之242個客房已經改建為服務式住宅，其餘248個客房仍然用作酒店房間。 格蘭會提供多種運動設施，包括游泳池、壁球場、體育館及健身室等。 該物業之總樓面面積擴充至約35,275平方米(379,700平方呎)。 現時之248個酒店房間計劃改建為服務式住宅。 第8566號內地段由政府按換地規約第11728號持有，由一九八四年四月二十七日起計為期75年，可再續期75年，每年政府地租為港幣1,000元。	該酒店現時由業主經營。	港幣600,000,000元

附註：

(1) 該物業之註冊業主為TEGRATON LIMITED(格蘭酒店集團有限公司之全資附屬公司)。

(2) 該物業現時受一項單邊契據、公契、兩份批約修訂書及一項管理保證書(由地下鐵路公司與政府簽訂)所規限。

(3) 在編製估值時，吾等已經計及該物業之用途可能會由現有酒店客房改建為服務式住宅(並已經考慮到所需成本及時間)。

(4) 根據吾等所獲之資料，改建工程所須之估計成本及時間分別約為港幣10,000,000元及六個月，且在規劃或在建築工程方面毋須獲得政府批准。

(5) 吾等已根據香港測量師學會刊發之物業資產估值指引附註(Guidance Notes on the Valuation of Property Assets)編製估值。

估值概要

物業	於二零零二年八月二十八日現況下之公開市值（考慮到計劃改建用途）
1. 香港 鰂魚涌 康山道2號 康蘭酒店（包括格蘭會及康蘭豪華寓所）	港幣600,000,000元
2. 九龍 旺角 彌敦道627號 雅蘭酒店酒店部份	港幣620,000,000元
總計：	港幣1,220,000,000元

吾等在極大程度上依賴閣下提供之資料，並接納獲提供之有關規劃批准或法定通告、地役權、年期、交易賬目、改建計劃詳情、改建成本、樓面面積及其他一切有關資料之意見。估值證書所列尺寸、量度及面積乃根據提供予吾等之文件所載資料，因此僅為約數。

吾等曾視察物業之外貌，在可能情況下曾視察其內部。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損毀。但是，吾等無法呈報該等物業是否確無腐朽、蟲蛀或任何其他結構損毀，無進行任何樓宇設施測試。

吾等在估值時並無考慮物業所附帶之任何抵押、按揭或債項，以及在出售成交時可能產生之任何開支或税項。吾等假設所有物業概無附帶可影響價值之繁重負擔、限制及支銷。

隨函附奉吾等之估值概要及估值證書。

此致

恒隆集團有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

恒隆地產有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

格蘭酒店集團有限公司
香港中環
德輔道中4號
渣打銀行大廈
28樓
列位董事　台照

代表
卓德測計師行有限公司
執行董事
陳超國
MSc FRICS FHKIS MCIArb RPS(GP)
謹啟

二零零二年九月二十日

吾等遵照閣下之指示，對標題所列之物業進行估值，並考慮到該等物業各自之改建計劃，吾等證實曾視察該等物業，作出有關查詢，並蒐集及取得吾等認為必要之其他資料，以便根據下列估值基準向閣下呈述吾等對該等物業於二零零二年八月二十八日之公開市值之意見。

吾等之估值乃吾等對公開市值之意見，所謂公開市值，吾等定義為「物業權益於估值日在下列假定情況下以現金代價無條件完成出售可取得之最高價格：

(a) 有自願賣方；

(b) 於估值日前，有一段合理時間(視乎物業性質及市況)可適當地在市場推銷該項權益、協商價格及條款，以及完成銷售；

(c) 於任何較早假定交換合約之日之市況、價值水平及其他情況與估值日相同；

(d) 不考慮具有特殊興趣買家任何追加出價；及

(e) 交易雙方在知情、審慎及不受催迫之情況下行事。」

吾等之估值假定業主於公開市場上將物業出售而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似安排，以便抬高該等物業之價值。此外，吾等在估值時，並無計及任何有關或影響出售該等物業之選擇權或優先購買權，亦假設並無任何形式之強制出售情況。

吾等在評估第一項物業時，乃按現況基準(即其現有外部情況)，並已計及可能將現有酒店客房改建為服務式住宅。吾等亦已經為改建所需成本及時間作出撥備。吾等並已參考該物業按目前用途之過往交易賬目。

吾等在評估第二項物業時，乃按現況基準(即其現有外部情況)，並已考慮到可能根據獲提供之計劃書將整個發展改建為商業／辦公室大廈，及已考慮到所需成本及時間。吾等已經參考市場上可供參考之銷售憑證。

吾等未獲提供該等物業之業權文件，但曾往土地註冊署查冊。然而，吾等並無查閱文件正本以核證業權或證實是否存在任何未載於提供予吾等之副本之修訂。

以下為卓德就對格蘭酒店之物業於二零零二年八月二十八日之估值發出之函件全文、估值概要及估值證書，以供轉載於本文件。

Chesterton PETTY
卓德

國際物業顧問

卓德測計師行有限公司
香港
中環
添美道1號
中信大廈16樓

敬啟者：

(1) 香港鰂魚涌康山道2號康蘭酒店(包括格蘭會及康蘭豪華寓所)

(2) 九龍旺角彌敦道627號雅蘭酒店酒店部份

26　合營公司

於二零零二年六月三十日

	已發行股本(港幣)	格蘭酒店集團所佔權益百分率	格蘭酒店所佔權益百分率	業務	註冊及營業地點
雅緻飲食有限公司	4元	50	50	經營食肆	香港

3. 負債

於二零零二年八月三十一日(即本文件付印前確定本負債聲明之最後實際可行日期)營業時間結束時，格蘭酒店集團並無任何銀行透支或借貸，或其他類似之負債、按揭、質押，或擔保或其他重大或然負債。

4. 重大變動

於最後實際可行日期，格蘭酒店董事並無得悉格蘭酒店集團之財務或貿易狀況自二零零二年六月三十日(即格蘭酒店集團編製最新經審核綜合財務報表之日)以來有重大變動。於最後實際可行日期，除百德能之函件「收購人就格蘭酒店集團之意向」一段所述者外，格蘭酒店董事並無得悉格蘭酒店集團之前景自二零零二年六月三十日以來有任何重大變動。

22 最終控股公司

格蘭酒店之最終控股公司為在香港註冊之恒隆集團公司。

23 比較數字

於本年度，利息收入不計入營業額，並呈列為其他收入，藉此更佳地陳述格蘭酒店集團之業績，因此比較數字亦已相應地重列。由於擬派股息之會計政策出現變動，若干比較數字已就此作出調整，詳情載於附註1(巳)。

24 批准賬目

董事會於二零零二年八月二十八日批准及授權刊發賬目。

25 主要附屬公司

於二零零二年六月三十日

	已發行股本(港幣)	格蘭酒店集團所佔權益百分率	格蘭酒店所佔權益百分率	業務	註冊及營業地點
格蘭集團有限公司	2元	100	100	持有食肆牌照	香港
Grand Hotel Group Limited *	10,200元	100	100	酒店經營及管理	香港
格蘭酒店集團融資有限公司*	2元	100	100	財務	香港
Grand Suite Tower Limited*	200元	100	100	經營服務式寓所	香港
盈領投資有限公司	2元	100	100	持有食肆牌照	香港
Modalton Limited *	2元	100	–	物業租賃	香港
Tegraton Limited *	2元	100	–	物業租賃	香港

* 經畢馬威會計師事務所審核

上表列出董事會認為對格蘭酒店集團之溢利及資產有重大影響之主要附屬公司。

一項集成信託強制性公積金計劃(「強積金計劃」)已成立，並交由一獨立服務機構營辦。僱主及僱員分別按僱員之每月有關收入(上限為二萬元)之百分之五作出強制性供款。格蘭酒店集團之供款會全數及即時歸屬於僱員之賬戶並列為僱員在計劃內之累算權益。格蘭酒店集團於本年度內作出之強積金供款總額為二十萬元(二零零一年：十萬元)。

由於格蘭酒店集團之退休金計劃乃一項獲豁免於強積金條例的職業退休計劃(「職業退休計劃」)，職業退休計劃與強積金計劃之成員資格相同，而新僱員可一次性選擇參與職業退休計劃或強積金計劃。

19 承擔

格蘭酒店集團根據一項於十年之內屆滿之不可撤銷營業租約租用一項物業，而應付之或然租金乃按該物業之收入之某個百分比計算。於六月三十日，就該項營業租約於未來最少應付之租金總額如下：

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
一年內	11.0	9.2
一年後但五年內	45.6	44.0
五年後	69.0	81.6
	125.6	134.8

20 關連人士交易

年內，格蘭酒店集團向一間同系附屬公司支付一百四十萬元(二零零一年：三百七十萬元)作為攤分該同系附屬公司提供行政服務之費用。該項付款乃雙方經考慮格蘭酒店集團之業務量後所同意之金額。

年內，格蘭酒店集團向一間同系附屬公司收取一百二十萬元(二零零一年：一百二十萬元)作為該同系附屬公司攤分格蘭酒店集團提供行政服務之費用。該項付款乃雙方經考慮該同系附屬公司業務量後所同意之金額。

年內，格蘭酒店之全資附屬公司Grand Hotel Group Limited為康怡花園俱樂部提供行政服務並向Kornhill Recreation Club Limited(同系附屬公司)收取固定金額九十萬元(二零零一年：九十萬元)之費用。

年內，格蘭酒店集團向一間合營公司收取合共一千零一十萬元(二零零一年：一千零七十萬元)之管理費。格蘭酒店集團乃按固定金額或該公司總收入之某個百分比收取該項費用。

21 結算日後事項

於批准本賬目之同日，格蘭酒店集團公布有關由最終控股公司出售其持有格蘭酒店之全部權益予恒隆地產之建議。

17　綜合現金流量表附註

(甲) 營業溢利與營業運作所得之現金流入淨額之調節

	二零零二年 百萬元	二零零一年 百萬元
營業溢利	19.6	73.8
利息收入	(2.8)	(9.2)
折舊	14.4	15.1
商譽撇銷	2.9	—
出售固定資產之虧損	0.1	0.1
存貨之減少	0.3	—
應收款項、按金及預付款項之(增加)／減少	(0.5)	2.8
應付款項及應計費用之增加／(減少)	0.5	(15.2)
已收按金之減少	(1.3)	(0.5)
營業運作所得之現金流入淨額	33.2	66.9

(乙) 綜合資產負債表所列現金及現金等價物結餘之分析

	二零零二年 百萬元	二零零一年 百萬元
現金及由結算日起計三個月內到期之銀行存款	114.8	118.8
由貸款日起計三個月內償還之銀行透支	(1.3)	(2.5)
	113.5	116.3

18　退休金計劃及成本

格蘭酒店集團作為恒隆集團公司之附屬公司已參與恒隆集團公司之界定供款退休金計劃。該計劃之資產由受託人掌管及專業基金經理管理之獨立基金所持有，與參與公司之資產分開處理。格蘭酒店集團及僱員均按僱員之基本薪金之若干百分比供款，有關百分比按服務年資釐訂。截至二零零二年六月三十日止之年度內，格蘭酒店集團之供款達七百六十萬元(二零零一年：八百一十萬元)。

當僱員於可全數獲得其僱主供款前退出該計劃，其遭沒收之僱主供款乃撥入計劃基金之儲備內。受託人可視乎儲備的水平而將股息自基金之儲備撥入基金成員賬戶。格蘭酒店集團可將沒收之供款減少其供款；但年度內格蘭酒店集團並無以此方式削減供款。由於格蘭酒店集團參與之計劃之儲備並無區分各參與成員公司各自應佔分額，故未能確定格蘭酒店集團可動用之沒收供款數字。

16　儲備

	格蘭酒店集團		格蘭酒店	
	二零零二年	二零零一年	二零零二年	二零零一年
	百萬元	百萬元	百萬元	百萬元
股份溢價	942.7	942.7	942.7	942.7
資本儲備				
於七月一日	13.0	13.0	–	–
商譽撇銷	2.9	–	–	–
於六月三十日	15.9	13.0	–	–
盈餘儲備金				
保留溢利				
於七月一日(如之前所呈報)	635.7	624.5	575.9	540.5
擬派末期股息之去年度調整(附註1(己))	11.6	7.5	11.6	7.5
於七月一日(經重列)	647.3	632.0	587.5	548.0
本年度純利	18.2	33.0	60.3	57.2
去年度末期股息(附註1(己))	(11.6)	(7.5)	(11.6)	(7.5)
本年度中期股息	(10.2)	(10.2)	(10.2)	(10.2)
於六月三十日	643.7	647.3	626.0	587.5
普通儲備金	3.0	3.0	3.0	3.0
	646.7	650.3	629.0	590.5
	1,605.3	1,606.0	1,571.7	1,533.2

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
盈餘儲備金報表：		
格蘭酒店集團公司(二零零一年已重列)	643.8	641.8
合營公司	2.9	8.5
	646.7	650.3

於二零零二年六月三十日，格蘭酒店可供分派予股東之儲備金總額為六億二千九百萬元(二零零一年：五億九千零五十萬元)。

13 應付款項及應計費用

已計入應付款項及應計費用之應付賬款其賬齡分析如下：

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
一個月內	6.6	8.1

14 遞延税項

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
遞延税項之變動包括：		
於七月一日結存	0.6	0.7
撥入綜合收益表(附註5(甲))	–	(0.1)
於六月三十日結存	0.6	0.6

遞延税項指折舊免税額超逾有關折舊之數額。因税務虧損帶來的未來利益為遞延税項資產共二千三百五十萬元(二零零一年：二千三百一十萬元)，因未能合理保證其實現，故並未被確認。

15 股本

	二零零二年	二零零一年
	百萬元	百萬元
法定		
「A」股七億股，每股面值一角	70.0	70.0
「B」股十億股，每股面值一仙	10.0	10.0
	80.0	80.0
已發行及繳足		
「A」股六億二千一百六十三萬一千二百二十六股，每股面值一角	62.2	62.2
「B」股六億股，每股面值一仙	6.0	6.0
	68.2	68.2

10 附屬公司權益

	格蘭酒店	
	二零零二年	二零零一年
	百萬元	百萬元
非上市股份，成本值	357.5	357.5
應收附屬公司款項	1,622.5	1,640.6
應付附屬公司款項	(340.5)	(395.5)
	1,639.5	1,602.6

各主要附屬公司之詳細資料載於附註第二十五項內。

11 合營公司權益

	格蘭酒店集團		格蘭酒店	
	二零零二年	二零零一年	二零零二年	二零零一年
	百萬元	百萬元	百萬元	百萬元
非上市股份，成本值	–	–	0.1	0.1
應佔資產淨值	2.9	8.5	–	–
	2.9	8.5	0.1	0.1

合營公司之詳細資料載於附註第二十六項內。

12 應收款項、按金及預付款項

已計入應收款項、按金及預付款項之應收賬款其賬齡分析如下：

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
一個月內	6.3	6.2
一至三個月	3.2	2.7
三個月以上	0.1	–
	9.6	8.9

格蘭酒店集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

9　固定資產－格蘭酒店集團

	有年期房地產			
	酒店物業	其他物業	其他固定資產	合計
	百萬元	百萬元	百萬元	百萬元
成本值：				
於二零零一年七月一日	1,475.8	160.3	265.0	1,901.1
添置	－	－	10.2	10.2
出售	－	－	(3.0)	(3.0)
於二零零二年六月三十日	1,475.8	160.3	272.2	1,908.3
累積折舊：				
於二零零一年七月一日	－	75.7	232.2	307.9
本年度折舊	－	8.0	6.4	14.4
因出售撥回	－	－	(2.9)	(2.9)
於二零零二年六月三十日	－	83.7	235.7	319.4
賬面淨值：				
於二零零二年六月三十日	1,475.8	76.6	36.5	1,588.9
於二零零一年六月三十日	1,475.8	84.6	32.8	1,593.2

所有在本港之有年期土地均以長期地契持有。其他物業指衞蘭軒之權益，乃根據與Methodist Centre Limited所訂立之協議所持有，並按年期二十年計算折舊至二零一二年。

格蘭酒店集團根據營業租約出租其酒店物業及其他物業。該等租約一般之最初租期為一個月至一年，其中部分獲給予續約選擇權，屆時所有條款均重新議訂。租金通常定期作調整以反映市場租金水平。該等租約並不包括或然租金。

於六月三十日，根據不可撤銷之營業租約最少應收之未來租金總額如下：

	二零零二年	二零零一年
	百萬元	百萬元
一年內	15.9	16.7
一年後但五年內	1.6	－
	17.5	16.7

	格蘭酒店集團		格蘭酒店	
	二零零二年	二零零一年	二零零二年	二零零一年
	百萬元	百萬元	百萬元	百萬元
(乙) 資產負債表內之税項為：				
本年度香港利得税準備	0.9	8.0	–	0.1
以往年度之估計香港利得税準備	7.5	11.5	0.1	–
	8.4	19.5	0.1	0.1

(丙) 格蘭酒店集團現正與税務局就過往年度税項計算中涉及某些利息支出之扣税爭議進行商討。於結算日，上述爭議之結果仍未能確定，而為審慎起見，已於過往賬項內作出重大之税項撥備。

6　股東應佔純利

股東應佔純利包括格蘭酒店賬項內之溢利為六千零三十萬元(二零零一年：五千七百二十萬元)。

7　股息

	二零零二年	二零零一年
	百萬元	百萬元
已派發中期股息		
「A」股：每股一點五仙(二零零一年：每股一點五仙)	9.3	9.3
「B」股：每股零點一五仙(二零零一年：每股零點一五仙)	0.9	0.9
擬派發末期股息		
「A」股：每股一仙(二零零一年：每股一點七仙)	6.2	10.6
「B」股：每股零點一仙(二零零一年：每股零點一七仙)	0.6	1.0
	17.0	21.8

於結算日後擬派之末期股息，並無確認為結算日之負債。

8　每股盈利

每股盈利乃按本年度之股東應佔純利一千八百二十萬元(二零零一年：三千三百萬元)及年內已發行「A」股六億二千一百六十萬股及「B」股六億股計算。

格蘭酒店集團內五名最高薪酬人士(彼等並非二零零二或二零零一年度之董事)之酬金如下：

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
薪金、津貼及實物利益	5.4	5.3
本集團對退休金計劃的供款	0.5	0.4
酌定花紅	0.1	0.1
	6.0	5.8

五名最高薪酬人士介乎下列組別內：

	人數	
	二零零二年	二零零一年
無－1,000,000元	3	3
1,500,001元－2,000,000元	2	2
	5	5

5　**稅項**

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
(甲) 綜合收益表內之稅項為：		
本年度香港利得稅準備		
按稅率百分之十六計算	0.9	8.0
以往年度之估計準備(多提)／少提	(0.1)	32.8
遞延稅項(附註14)	－	(0.1)
	0.8	40.7

3 營業溢利

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
營業溢利已扣除下列各項：		
職工成本	128.0	135.0
存貨成本	11.6	16.1
折舊	14.4	15.1
核數師酬金	1.0	1.2
房地產營業租約租金支出	9.2	8.0
及計入下列各項：		
其他收入－利息收入	2.8	9.2
－管理費收入	10.1	10.7
	12.9	19.9

4 董事及高級管理層之酬金

根據香港《公司條例》第一百六十一條及一百六十一甲條所列報之董事酬金如下：

	格蘭酒店集團	
	二零零二年	二零零一年
	百萬元	百萬元
袍金		
獨立非執行董事	0.1	0.1
其他董事	0.1	0.1
	0.2	0.2

董事並非格蘭酒店之受薪僱員，但彼等收取董事袍金。

酬金介乎下列組別之董事數目如下：

	董事數目	
	二零零二年	二零零一年
無－1,000,000元	9	8

(丑) **營業租約**

根據營業租約應收及應付之租金乃按個別賃期以直線法入賬。應收之或然租金乃於其賺取時之會計期內在收益表內確認為收入。應付之或然租金乃於其產生時之會計期內在收益表扣除。

(寅) **遞延税項**

遞延税項準備是以負債法，就可預見將來合理地預期因會計及税務處理方法之間的重大時差而產生的税務影響而作出。

未來之遞延税項利益只會在合理保證可實現時才會確認。

(卯) **外幣折算**

年度內之外幣交易按交易日滙率折算為港元。外幣資產及負債則按資產負債表結算日之市場滙率折算為港元。折算收益及虧損已計入收益表。

(辰) **關連人士**

如格蘭酒店集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控格蘭酒店集團或對格蘭酒店集團的財務及經營決策作出重要影響，又或格蘭酒店集團與另一方人士均受制於共同的監控或共同的重要影響下，另一方人士將被視為關連人士。關連人士可為個別人士或其他公司。

(巳) **擬派股息**

根據經修訂之會計實務準則第九號「結算日後事項」之規定，結算日後宣派或擬宣派之股息，均不會於結算日確認為負債。此項會計政策之轉變已予追溯應用，因此，先前於二零零一年六月三十日止記錄為流動負債之擬派二零零一年度末期股息一千一百六十萬元(二零零零年：七百五十萬元)已作出重列，使格蘭酒店集團於二零零一年六月三十日之資產淨值由十六億六千二百六十萬元增加至十六億七千四百二十萬元(二零零零年：由十六億五千一百四十萬元增加至十六億五千八百九十萬元)，而格蘭酒店之資產淨值則由十五億八千九百八十萬元增加至十六億零一百四十萬元(二零零零年：由十五億五千四百四十萬元增加至十五億六千一百九十萬元)。於二零零一年及二零零零年六月三十日之保留溢利已分別作出重列，有關詳情於賬項附註16內披露。

2　**營業額及分部資料**

格蘭酒店之主要業務為控股投資，並透過其附屬公司擁有及管理酒店。

營業額指酒店業務之收入。由於年內格蘭酒店集團主要在香港經營酒店業務，故不用按業務及地區分析營業額及溢利。

2. 其他物業及固定資產

其他物業及固定資產之折舊乃按個別資產下列預計可使用年期以直線折舊法撇銷其成本值：

其他物業	二十年
有年期物業裝修、傢俬及裝置	十年
車輛及設備	五年
其他經營設備	三年

(壬) **資產減值**

本集團於每個結算日均會進行評估，決定資產是否出現任何減值跡象。倘出現減值跡象時，則估計資產之可收回值(以售價淨值或使用價值較高者為準)，並在適當時把資產賬面值減至其可收回值。除非資產以重估值入賬，其減值虧損將被視為重估減值，否則減值虧損於收益表內確認。

(癸) **存貨**

存貨乃按其成本值及可變現淨值兩者中較低者列賬。成本值以先入先出法計算。可變現淨值乃按管理層參考目前市況而決定。

出售存貨時，存貨之賬面值乃於有關收入確認期內確認為開支。存貨之任何減值至可變現淨值及存貨之所有虧損均於出現減值或虧損期內確認為開支。因可變現淨值增加使存貨減值出現轉回時，此增加將扣減同期的減值支出。

(子) **收入確認**

在經濟效益會流入格蘭酒店集團，及收入跟適當之成本能可靠地計算時，收入乃按以下方法於收益表內確認：

1. 酒店收入

酒店業務之收入於服務提供後確認。

2. 利息收入

銀行存款之利息收入以時間比例按尚餘本金及適用利率計算。

3. 股息

股息收入於收款權確立時確認。

(己) 商譽

編製綜合賬所產生之商譽或負商譽，乃指收購成本超出或低於格蘭酒店集團應佔所收購可辨認資產及負債之公平價值之差額。

於二零零一年七月一日前，收購附屬公司及合營公司產生之商譽已直接於產生年度在資本儲備撇銷。負商譽則計入資本儲備內。

由二零零一年七月一日起，格蘭酒店集團採用會計實務準則第三十號「企業合併」之規定，把新收購事項產生之商譽確認為資產，並按其估計可使用年期以直線法於綜合收益表內攤銷。商譽按成本值減累積攤銷及任何減值虧損列賬。倘負商譽關乎在收購計劃內確定之預計未來虧損及開支，則有關負商譽於未來虧損及開支確認時在綜合收益表內確認。任何餘下負商譽(不超出所收購之非貨幣資產之公平價值)按非貨幣資產之加權平均可使用年期在綜合收益表內確認。超出所收購非貨幣資產公平價值之負商譽，則即時在綜合收益表內確認。尚未於綜合收益表內確認之負商譽，跟商譽屬於同一資產負債表類別，以資產減項呈列。

當出售附屬公司或合營公司時，商譽或負商譽應佔之數額均計入出售溢利或虧損。

格蘭酒店集團採用會計實務準則第三十號內之過渡期條款，毋須就二零零一年七月一日前因收購而產生並已撥入儲備之商譽或負商譽作出追溯性調整。

(庚) 固定資產

1. 固定資產按成本值減累積折舊及任何減值虧損列賬。

2. 格蘭酒店集團根據營業租約出租之固定資產乃按其性質而計入綜合資產負債表內，並在適用情況下按下文會計政策1(辛)所述本集團之折舊政策作出折舊。來自營業租約之收入按下文會計政策1(丑)所述作出確認。

(辛) 折舊

1. 酒店物業

地契年期尚餘二十年以上之酒店物業並無作出折舊準備。格蘭酒店集團之政策乃將酒店物業維持於最佳狀況，使其不致隨時間過去而減值，而有關支出則於發生年度之收益表內扣除，故折舊情況是微不足道。

賬項附註

(以港幣為單位)

1　主要會計政策

(甲) **遵例聲明**

本賬項已按照香港會計師公會頒布之所有適用《會計實務準則》及詮釋、香港公認會計原則及香港《公司條例》之規定編製。此外，本賬項亦已符合《香港聯合交易所有限公司證券上市規則》有關之披露規定。格蘭酒店集團採用之主要會計政策概述如下。

(乙) **賬項編製基準**

本賬項是以歷史成本作為編製基準。

(丙) **綜合賬之編製基準**

本綜合賬包括格蘭酒店及其附屬公司截至每年六月三十日止之賬項。年內購入或出售之附屬公司，自收購日起或至出售日止之業績已包括於集團之綜合收益表內。所有重大的集團內部往來結餘及交易於綜合賬目內抵銷。

(丁) **附屬公司**

附屬公司乃格蘭酒店直接或間接持有其一半以上之已發行股本、或控制其一半以上之投票權、或控制其董事會組成之公司。

在格蘭酒店之資產負債表內，附屬公司之投資乃按成本值減任何減值虧損列賬。格蘭酒店按於結算日已收及應收附屬公司之股息確認附屬公司之業績。

(戊) **合營公司**

合營公司乃一間由格蘭酒店集團或格蘭酒店與其他人士按一項合約性安排而經營之公司，而在該項合約性安排下，格蘭酒店集團或格蘭酒店與一名或多名其他人士對該公司之經濟活動共同行使控制權。

格蘭酒店集團於合營公司之權益乃以權益法在綜合賬目內列賬，最初乃以成本作記錄，其後按格蘭酒店集團應佔合營公司之淨資產於收購後之改變作出調整。綜合收益表反映格蘭酒店集團應佔合營公司於收購後之年度業績。

在格蘭酒店之資產負債表內，合營公司之權益乃按成本值減任何減值虧損列賬。格蘭酒店按於結算日已收及應收合營公司之股息確認合營公司之業績。

已確認收益虧損綜合計算表
截至二零零二年六月三十日止年度
(以港幣為單位)

	二零零二年 百萬元	二零零一年 百萬元
本年度純利	18.2	33.0
撇銷由資本儲備轉出的商譽	2.9	–
已確認之收益總額	21.1	33.0

綜合現金流量表

截至二零零二年六月三十日止年度

(以港幣為單位)

	附註	二零零二年 百萬元	二零零二年 百萬元	二零零一年 百萬元	二零零一年 百萬元
營業運作所得之					
現金流入淨額	17(甲)		33.2		66.9
投資回報及融資成本					
利息收入		2.9		9.3	
收取合營公司之股息		5.0		–	
派發股息		(21.8)		(17.7)	
投資回報及融資成本					
之現金流出淨額			(13.9)		(8.4)
稅項					
繳付香港利得稅			(11.9)		(89.2)
投資業務					
購買固定資產		(10.2)		(11.8)	
出售固定資產		–		0.1	
投資業務之現金流出淨額			(10.2)		(11.7)
現金及現金等價物之減少			(2.8)		(42.4)
於七月一日之現金及					
現金等價物			116.3		158.7
於六月三十日之現金					
及現金等價物	17(乙)		113.5		116.3

資產負債表
二零零二年六月三十日
(以港幣為單位)

	附註	格蘭酒店集團 二零零二年 百萬元	格蘭酒店集團 二零零一年 百萬元	格蘭酒店 二零零二年 百萬元	格蘭酒店 二零零一年 百萬元
資產					
非流動資產					
固定資產	9	1,588.9	1,593.2	–	–
附屬公司權益	10	–	–	1,639.5	1,602.6
合營公司權益	11	2.9	8.5	0.1	0.1
		1,591.8	1,601.7	1,639.6	1,602.7
流動資產					
存貨		3.3	3.6	–	–
應收款項、按金及預付款項	12	10.7	10.3	0.1	0.1
現金及銀行存款		114.8	118.8	1.3	–
		128.8	132.7	1.4	0.1
流動負債					
銀行透支		1.3	2.5	–	–
應付款項及應計費用	13	29.0	28.5	1.0	1.3
已收按金		7.8	9.1	–	–
稅項	5(乙)	8.4	19.5	0.1	0.1
		46.5	59.6	1.1	1.4
流動資產／(負債)淨額		82.3	73.1	0.3	(1.3)
資產總額減流動負債		1,674.1	1,674.8	1,639.9	1,601.4
非流動負債					
遞延稅項	14	0.6	0.6	–	–
資產淨值	1(巳)	1,673.5	1,674.2	1,639.9	1,601.4
資本及儲備					
股本	15	68.2	68.2	68.2	68.2
儲備	16	1,605.3	1,606.0	1,571.7	1,533.2
股東權益		1,673.5	1,674.2	1,639.9	1,601.4

(b) 下列資料摘錄自格蘭酒店集團截至二零零二年六月三十日止年度之經審核賬目：

綜合收益表
截至二零零二年六月三十日止年度
(以港幣為單位)

	附註	二零零二年 百萬元	二零零一年 百萬元
營業額	2	224.4	271.9
銷售成本		(200.2)	(199.1)
毛利		24.2	72.8
其他收入	3	12.9	19.9
行政費用		(17.5)	(18.9)
營業溢利	3	19.6	73.8
應佔合營公司業績		(0.6)	(0.1)
除税前溢利		19.0	73.7
税項	5(甲)	(0.8)	(40.7)
股東應佔純利	6	18.2	33.0
股息	7	17.0	21.8
每股盈利	8		
「A」股		2.67仙	4.84仙
「B」股		0.27仙	0.48仙

2. 財務資料概要

(a) 格蘭酒店集團下列截至二零零二年六月三十日止三個年度各年之損益賬乃摘錄自格蘭酒店年報：

業績

(以港幣為單位)

	截至六月三十日止年度		
	二零零二年	二零零一年	二零零零年
	百萬元	百萬元	百萬元
營業額	224.4	271.9	264.2
銷售成本	(200.2)	(199.1)	(205.2)
毛利	24.2	72.8	59.0
其他收入	12.9	19.9	11.7
行政費用	(17.5)	(18.9)	(19.7)
營業溢利	19.6	73.8	51.0
應佔合營公司業績	(0.6)	(0.1)	0.4
除稅前溢利	19.0	73.7	51.4
稅項	(0.8)	(40.7)	(30.1)
股東應佔純利	18.2	33.0	21.3
股息	17.0	21.8	14.3
每股盈利			
「A」股	2.67仙	4.84仙	3.12仙
「B」股	0.27仙	0.48仙	0.31仙
每股股息			
「A」股	2.5仙	3.2仙	2.1仙
「B」股	0.25仙	0.32仙	0.21仙

1. 股本

於最後實際可行日期，格蘭酒店法定及已發行股本如下：

法定	*港幣*
A股七億股	70,000,000元
B股十億股	10,000,000元
已發行及繳足	
A股六億二千一百六十三萬一千二百二十六股	62,163,123元
B股六億股	6,000,000元

所有已發行A股在各方面，包括在資本、收取股息及投票方面之權利，均享有同等權益。

所有已發行B股在各方面，包括在資本、收取股息及投票方面之權利，均享有同等權益。每股B股附帶一票投票權，並可享有按等同將來每股A股所獲一切分派十分之一計算之分派。

由二零零二年六月三十日(即格蘭酒店集團編製最新經審核綜合財務報表之日)至最後實際可行日期，格蘭酒店之法定及已發行股本並無出現變動。

除A股及B股外，格蘭酒店並無任何其他尚未發行之股本證券(包括涉及股本之可換股證券、認股權證、股份期權或認購任何股本(包括不可轉讓股份期權)之權利)。

8. 收購建議

(a) 收購建議於二零零二年十月十五日獲提呈，並可於該日起及之後予以接納。收購建議乃透過刊發及寄發本文件，以及於二零零二年十月十五日，以英文在南華早報及以中文在香港經濟日報刊登公佈之方式而予以提呈。

(b) 本文件與附隨之接納及轉讓表格所指之收購建議，均包括任何經延長及／或修訂之收購建議。

(c) 就詮釋而言，本文件與接納及轉讓表格概以英文本為準。

(d) 收購建議乃根據收購守則而作出。

- 而倘該名接納之股東一名海外股東，並已遵守所有有關地區之法例，獲得任何所需之政府、外滙管制或其他同意書、符合所有所需手續或法律規定及支付任何其就有關在任何地區之該項接納而應付之發行、過戶或其他税項或其他需要之付款、其並無採取或遺漏採取任何行動將會或可能會令收購人、格蘭酒店、百德能或任何其他人士就有關收購建議或其因此而作出之接納而作出違反任何地區之法律或法規規定，並在所有適用法例容許下收到及接納收購建議及收購建議之任何修訂，而該等接納根據所有適用法例乃有效及具約束力；

– 該等股東將向股票過戶及登記處寄發或促使寄發其股票及／或轉讓收據及／或其他所有權文件或就此所需之任何滿意彌償保證，乃就有關所有由其持有而其就有關收購建議而已接納或視作已接納而並有效地撤回，或就有關收購建議而向收購人作出其接受之彌償保證，而在任何情況下在收購建議可供接納日期起計六個月內盡快作出；

– 簽署接納及轉讓表格及向股票過戶及登記處送交接納及轉讓表格構成一個向收購人作出之個別及不可撤回授權及要求，就有關收購建議促使有關之任何現金付款之支票以郵遞方式寄交其姓名及地址載列在有關接納及轉讓表格上為加拿大以外之人士或代理人，如並無載列，以排名首位或唯一之有關股份持有人按其登記地址為加拿大以外之地址為準，郵遞風險概由該等股東承擔；

– 本文件所載有關收購建議之條款及條件將被納入並組成接納及轉讓表格之一部份，而將因此而閱讀及詮釋；

– 其將作出將需要之所有該等行動及事情或將與該接納有關之股份歸於收購人(或其代名人或其可能決定之該等其他人士)；及

– 其就有關收購建議及接納及轉讓表格所引起之所有事宜接受香港法院之司法管轄權管轄。

由任何代理人接納收購建議將視作構成由該名代理人向收購人作出之保證，即在接納及轉讓表格所示之股份數目為由該名代理人為接納收購建議之該等實益擁有人持有之股份總數。

7. 接納表格

由各股東或個別代表簽署有關接納及轉讓表格者，均不可撤回地向收購人、格蘭酒店及百德能承諾、聲稱、保證及同意，以約束或其私人代表、承繼人、繼任人及承讓人下列各項：

– 簽署有關接納及轉讓表格(不論任何一欄是否填妥)將構成：

  - 已接納收購建議；及

  - 一項承諾以簽署任何其他文件、採取任何其他行動及給予任何其他保證，而該等事項可能與上述有關，包括但不限於確保已向收購人接納或視作已接納收購建議之股份之過戶及獲得於二零零二年十月九日或之後所支付、作出或宣派之所有股息及分派之利益(惟格蘭酒店將於二零零二年十一月二十五日舉行應屆股東週年大會上將批准其截至二零零二年六月三十日止年度之末期股息除外)，

  在各情況下受本文件及有關接納及轉讓表格所載列或所指之條款及條件所規範，而除只受本附錄一所載列或所指之撤回權利所規限外，各該等接納將不可撤回；

– 除非在有關接納及轉讓表格之空格2內已填上「否」：

  - 該股東並不在加拿大或其國內收到或寄出本文件或接納及轉讓表格；

  - 該股東並無就有關收購建議而直接或間接使用加拿大之郵寄、國內或海外商貿、或國家之證券交易所之任何設施或任何方式或工具，包括但不限傳真、電報及電話或電子傳訊；

  - 該股東當收到接納及轉讓表格及於接納收購建議時，身處加拿大以外地方；

  - 該股東並不是代理人或受託人以非酌情方式代表委託人行動，除非該名代表或受託人為該名於接納收購建議時，以及在接納文件送達時，處身加拿大以外之委託人之經授權僱員或該名委託人已自加拿大境外就有關收購建議而已作出指示；及

金款項，或交回有關接納及轉讓表格及／或轉讓收據及／或其他所有權文件及／或作出就此所需令人滿意之彌償保證。任何接納收購建議之股東若未能提供本文件附錄一第7段所載之陳述及保證，則該位股東將不被視為接納收購建議論。

受本附錄一其他條文所規範，獨立股東在下列情況將不被視作已接納收購建議：

- 其於接納及轉讓表格之空格2內填上「否」，因而並無作出下文第7段所述之聲明及保證；或

- 其以加拿大之地址或以在加拿大之地址為登記地址填妥有關接納表格，而在各情況下，其並無在有關接納及轉讓表格內填上居於加拿大以外而其欲有權根據收購建議所收取之代價將予寄往給其個人代表之姓名及地址；或

- 其在有關接納及轉讓表格內填上其欲有權根據收購建議所收取之代價將予寄往給其在加拿大人士或代理人之姓名及地址；或

- 所收到由其寄出之有關接納及轉讓表格之信封上之郵戳或其他方面令收購人或其代理人認為似乎是寄自加拿大。

收購人保留權利有絕對酌情權調查就有關任何接納方面有關本附錄一第7段所載列之陳述及保證是否已由有關獨立股東真實地作出，而倘作出該調查而因此令收購人確定(不論以任何理由有絕對酌情權)該等陳述及保證不可能是真實地作出，則該接納可予不接受為有效。

不論前述之條文規定，收購人保留權利有絕對酌情權及受適用法例所規範，將未能給予下文第7段所載陳述及保證而收到之接納視為有效。

收購人或百德能或代表任何彼等之任何人士不會對任何人士就有關因根據上文所述之權力或與此有關之其他出售方面之價格、時間或事宜所引致之任何損失或所聲稱之損失承擔任何責任。

此等有關海外股東之收購建議條文及任何其他條款，將會為特定股東或由收購人全權酌情權及受適用法例所規管按普遍基準豁免、更改或修訂。在此限制下，在本附錄一本第6段有關海外股東之條文會取代任何與彼等不一致之收購建議條款。本文第6段中對股東或海外股東之提述包括對簽妥有關接納及轉讓表格之人士之提述，而倘多於一人簽妥有關接納表格，則本第6段之條文共同和個別適用於彼等。

(g) 接納收購建議之股東根據收購建議可獲取之代價，將按收購建議之條款悉數支付，惟不計及收購人有權或聲稱有權向接納收購建議之股東收取之任何留置權、作出之抵銷權、反索償或其他類似權利。

(h) 賣方就接納收購建議而產生之從價印花稅，為就每項接納應付的代價每港幣1,000.00元(或不足港幣1,000.00港元)須支付港幣1.00元，該從價印花稅將由接納收購建議之股東支付(將於根據收購建議向該等股東支付之代價中扣除，且由收購人代表該等接納收購建議之股東向收取印花稅之辦事處支付印花稅)。收購人將以作為買方之身份支付因接納收購建議而應佔之從價印花稅。

6. 海外股東

向海外股東提出收購建議或會受到有關司法權區之法律禁止或影響。海外股東應自行瞭解和遵守任何適用之法律規定。任何海外股東如欲接納收購建議，須自行完全遵守有關司法權區之法例，包括獲得任何所需之政府、外滙管制或其他方面之同意並遵守其他所需步驟或法律規定。任何該名海外股東將負責任何應支付之該發行、過戶或其他稅項，而收購人、格蘭酒店、百德能及代表其行事之任何人士將有權就有關該發行、過戶或其他稅項而該名人士可能應予支付而獲該海外股東悉數賠償及免受任何損失。任何該類人士一旦接納收購建議，即構成其作出之擔保，保證其根據所有適用法例獲准收到和接納收購建議及收購建議之任何修訂，而該項接納根據所有適用法例屬有效和具約束力。

收購建議現時並無而且將來亦不會直接或間接在加拿大提出或向該國家內提出，或於加拿大以郵遞方式、藉其國內或其對外商貿之任何方法或工具或其國家證券交易之任何設施提出，或向該國家提出收購建議。此乃包括(但不限於)郵遞、傳真發送、電報及電話或電子傳送等方式。收購建議不得以任何該等方式、方法或工具或設施於加拿大予以接納。因此，本文件及隨附之接納及轉讓表格現時並無，而且不得，於加拿大以郵遞或藉其國內或其對外商貿之任何方法或工具或其國家證券交易之任何設施發送或派發，或向該國家發送或派發。收到該等文件之人士(包括但不限於保管人、代理人及受託人)不得在加拿大派發或發送或郵寄，或向該國家派發或發送或郵寄或從該等國家派發或發送或郵寄該等文件，否則，有關收購建議之任何意圖接納將不會生效。為任何目的而有意接納收購建議之人士，不得就接納收購建議而在加拿大使用與接納收購建議有直接或間接關係之郵遞或任何方式或工具。載有接納及轉讓表格之信封不得於加拿大蓋上郵戳日期或以其他方式由加拿大寄發，而所有接納收購建議之股東必須提供於加拿大以外之地址以收取滙出之任何現

(c) 根據收購守則及上市規則之規定，一切有關收購建議之公佈(執行人員及聯交所已確定對其內容再無意見者)須以繳費廣告方式，刊登在至少一份主要英文報章及一份主要中文報章，兩者須為在香港每日出版及廣泛流通，且就香港法例第32章公司條例第71A條而言乃在憲報內發表及刊登報章名單所列出之報章。

5. 一般事項

(a) 所有將由接納股東送交或寄出或向彼等寄出之通訊、通告、接納及轉讓表格及／或股票、過戶收據及／或其他所有權文件(及／或任何有關就此所需令人滿意之任何彌償保證)及股款，將分別由彼等或彼等指定之代理人送交或寄出，或寄往彼等或彼等指定之代理人，郵遞風險概由彼等或彼等指定之代理人承擔，格蘭酒店、收購人、百德能及股票過戶及登記處對郵遞上之失誤或由此可能引起之任何其他責任概不負責。

(b) 隨附之接納及轉讓表格所載條文乃屬收購建議條款之一部分。

(c) 本文件及／或接納及轉讓表格或其中任何一項，即使意外遺漏發送予任何應獲提呈有關收購建議之人士，均不會導致收購建議失效。

(d) 收購建議及一切接納事宜乃受香港法例管轄，並按其詮釋。

(e) 接納收購建議之人士在正式簽署接納及轉讓表格後，即表示其授權收購人、收購人任何董事、百德能或收購人指示之任何人士，代其填妥及簽署任何文件以接納收購建議，並採取所需或適當之任何行動，以便將已接納收購建議所涉及股份，轉歸收購人、百德能或收購人可能指示之人士。

(f) 任何股東接納收購建議，將視作該股東向收購人保證根據收購建議購入之股份，均不附帶任何第三者權利、留置權、抵押、索償、衡平法上之權益及產權承擔，並連同該等股份所附帶或產生之一切權利出售，包括有權收取於二零零二年十月九日或之後所宣派、派付或作出的一切股息及／或其他分派(不包括格蘭酒店將於二零零二年十一月二十五日應屆股東週年大會提呈批准格蘭酒店截至二零零二年六月三十日止年度擬派每股A股港幣0.01元及每股B股港幣0.001元之末期股息。該末期股息如獲批准，預計將於二零零二年十一月二十九日支付)。

(e) 交回之任何接納及轉讓表格、股票及／或過戶收據及／或任何其他所有權文件(及／或任何有關就此所需令人滿意之任何彌償保證)，將不會獲發任何收據。

(f) 股票過戶及登記處之地址為香港皇后大道東183號合和中心17樓。

2. 接納期限、修訂及延長

接納收購建議之截止時間為二零零二年十一月五日(星期二)下午四時正，即由本文件寄發日期起計二十一日。收購人無意延遲接納收購建議之期限，惟保留有關權利。倘收購人修訂收購建議之條款，所有股東(不論是否已接納收購建議)，將有權受經修訂條款所賦予之利益。除非已修訂或延遲接納收購建議之期限，否則收購建議於二零零二年十一月五日(星期二)下午四時正前仍可供接納。收購建議如經修訂，必須於寄發經修訂收購建議文件日期後最少十四日可供接納。

3. 並無撤回權利

除非屬收購守則第19.2條所載之情況，即倘收購人未能遵守根據收購守則第19條須就收購建議作出公佈之規定時，則執行人員按其認為可接受之條款，提出要求授予接納者一項撤回權利，否則收購建議一經接納，概不得撤回及撤銷。

4. 公佈

(a) 在適當情況下，於二零零二年十一月五日(收購建議截止日期)下午六時正前，收購人必須將其已修改或延長收購建議限期之事宜立即知會執行人員及聯交所，並須於(i)二零零二年十一月五日下午七時正前透過聯交所作出大利市公佈，及(ii)收購建議截止日期起計下一個營業日(即二零零二年十一月六日，根據下文(c)段所述之規定作出公佈。該公佈將説明收購人及與其一致行動人士持有或控制之股份數目、收購建議已接獲之股份數目，以及收購人及與其一致行動人士於收購建議期間(自二零零二年十月十五日至二零零二年十一月五日)獲得之股份數目。該公佈並須説明該等股份數目佔格蘭酒店股本及投票權之百分比。

(b) 就發表公佈而於計算接納收購建議股份數目時，可能會將在各方面而言未妥當或有待核實之接納計算在內或刪除。

該等文件，有關股票及／或過戶收據及／或任何其他所有權文件(及／或任何有關就此所需令人滿意之任何彌償保證)，必須於其後盡快送交股票過戶及登記處。倘閣下已遺失股票，閣下亦應以書面向股票過戶及登記處索取一份彌償保證書，按所載指示填妥保證書後交回股票過戶及登記處。

(c) 倘閣下已遞交任何股份過戶表格並以閣下名義登記，惟尚未接獲股票，而閣下擬接納股份之收購建議，則閣下仍須填妥有關接納及轉讓表格，連同閣下正式簽署之過戶收據一併送交股票過戶及登記處。此舉將被視為向收購人及／或百德能或其各自之代表授出不可撤回之權力，代表閣下於有關股票發出時向格蘭酒店或股票過戶及登記處領取有關股票，並將該等股票在發出後送交股票過戶及登記處，以及授權並指示股票過戶及登記處根據收購建議之條款及條件收存該等股票，猶如其已連同有關接納及轉讓表格一併送交股票過戶及登記處。

(d) 接納收購建議除非情況如下，否則可能不被計作符合接納條件：

(i) 股票過戶及登記處於二零零二年十一月五日或之前得悉收購建議獲接納，而股票過戶及登記處已接獲所須之接納及任何有關文件；及

(ii) 接納及轉讓表格經正式填妥，並：

— 隨附股份之股票，倘該等股票並非以閣下名義登記，則隨附有關其他文件(例如登記持有人以留空姓名位置方式或為閣下簽署而正式蓋印之股份轉讓文件)，以致閣下有權成為股份之登記持有人；或

— 由登記持有人或其個人代表發出(惟股份數目最多達登記持股量，而接納收購建議僅限於根據本段(ii)另一分段並無計及之股份)；或

— 由股票過戶及登記處或聯交所核實。

倘接納及轉讓表格由登記持有人以外之人士簽署，則必須出示適當之授權憑證(例如遺囑授權書或經核實之授權書副本)。

1. 收購建議之接納手續

(a) 倘閣下所持股份之股票及／或過戶收據及／或任何其他所有權文件（及／或任何就此所需令人滿意之任何彌償保證），是以代理人公司名義或其他名義而非閣下之名義登記，而閣下欲接納全部收購建議，或就閣下所持部份股份而接納收購建議，則須：

(i) 將閣下之股票及／或過戶收據及／或任何其他所有權文件（及／或任何有關就此所需令人滿意之任何彌償保證）交予該代理人公司或其他代理人，並指示及授權其代表閣下接納收購建議，及要求其將正式填妥之有關接納及轉讓表格，連同收購建議之有關股票及／或過戶收據及／或任何其他所有權文件（及／或任何有關就此所需令人滿意之任何彌償保證）交予股票過戶及登記處；或

(ii) 由格蘭酒店安排透過股票過戶及登記處將股份以閣下之名義登記，並將正式填妥之有關接納及轉讓表格，連同有關股票及／或過戶收據及／或任何其他所有權文件（及／或有關就此所需令人滿意之任何彌償保證）交予股票過戶及登記處；或

(iii) 倘閣下之股份已透過閣下之經紀／託管銀行交予中央結算系統，則須指示閣下之經紀／託管銀行授權香港中央結算（代理人）有限公司，在香港中央結算（代理人）有限公司指定限期當日或之前（一般為收購建議接納書送達股票過戶及登記處之最後日期前一個營業日，就此而言為二零零二年十一月四日（星期一）代表閣下接納收購建議。為趕及香港中央結算（代理人）有限公司指定之期限，閣下應向閣下之經紀／託管銀行查詢處理閣下指示所需時間，並按其要求向閣下之經紀／託管銀行發出指示；或

(iv) 倘閣下之股份已透過投資者參與者賬戶記交予中央結算系統，則閣下最遲須於股票過戶及登記處接納收購建議之最後限期前一個營業日（就此而言為二零零二年十一月四日星期一）之前透過「結算通電話系統」授權執行閣下之指示。

(b) 倘閣下欲接納收購建議，惟未能即時交出及／或已遺失股票及／或過戶收據及／或其他所有權文件（及／或任何有關就此所需令人滿意之任何彌償保證），則閣下仍須填妥有關接納及轉讓表格，連同一封函件送交股票過戶及登記處，函件須說明閣下已遺失或無法交出一份或多份股票及／或過戶收據及／或其他所有權文件（及／或任何有關就此所需令人滿意之任何彌償保證）。倘閣下尋回或可即時交出

賣之上市公司而言，將受較少監管、透明度較低、財務申報規定較為有限，且股東較少機會就重大收購或變現重大資產之事宜投票。

格蘭酒店如維持其上市地位及於聯交所之指定最低公眾持股量，聯交所將密切監察格蘭酒店日後收購或出售資產之一切事宜。聯交所有權酌情要求格蘭酒店向股東刊發通函而不論擬進行交易之規模大小，尤以有關擬進行之交易偏離格蘭酒店主要業務時為然。聯交所亦有權集合一系列交易，而任何該等交易可能導致將格蘭酒店當作新上市申請人。

獨立股東應詳細閱讀本文件第11至20頁百德能函件所詳述接納收購建議之手續。

儘管吾等認為收購建議之條款為公平合理，格蘭酒店獨立股東決定是否變現於格蘭酒店之投資或繼續持有，務請按本身情況及投資目標而作出決定。

此致

格蘭酒店集團有限公司
獨立董事委員會　台照

代表
嘉誠亞洲有限公司

董事總經理	董事兼企業融資部主管
陳秀梅	徐嘉文

謹啟

二零零二年十月十五日

根據上文所述之因素，於本函件發出之日起，吾等認為A股收購建議之條款對A股獨立持有人整體而言屬公平合理，而B股收購收購建議之條款對B股獨立持有人整體而言亦屬公平合理。**因此，吾等建議獨立董事委員會推薦獨立股東接納收購建議。**

格蘭酒店獨立股東如欲接納收購建議，應注意收購建議為不附帶條件。格蘭酒店股東如接納收購建議，須出售彼等之股份及該等股份附帶之一切權利，包括收取於二零零二年十月九日(即收購完成日期)或之後所宣派、作出或支付之一切股息及分派，不受一切留置權、質押及產權負債限制。然而，於二零零二年十月四日(即確定可獲派截至二零零二年六月三十日止年度擬派末期股息每股A股港幣0.01元及每股B股港幣0.001元之資格之記錄日期)名列格蘭酒店股東名冊之股東，將有權收取格蘭酒店於二零零二年十一月二十五日召開之格蘭酒店股東週年大會所批准之各末期股息(不論彼等是否接納收購建議)。格蘭酒店擬派截至二零零二年六月三十日止財政年度之末期股息如獲批准，預期將於二零零二年十一月二十九日支付。

獨立股東如特別熱衷於格蘭酒店之業務，認為性質獨特而不能代替，可保留彼等於格蘭酒店之投資。**然而，獨立股東須注意，倘收購人根據收購建議取得經有效接納之股份，連同由文件刊發日期起向獨立股東收購之A股及B股股份數目，不少於收購建議提出收購之已發行無利害關係A股及已發行無利害關係B股價值之90%，則收購人將根公司條例第168條及附表九之強制收購條文，收購收購人及與其一致行動人士尚未擁有之餘下股份。獨立股東應注意，彼等佔格蘭酒店之股權稍後可能被收購人強制收購。於進行有關強制收購及收購人購買Cole、百德能及恒隆地產董事所持有之股份後，格蘭酒店將成為恒隆地產之全資附屬公司，並將向聯交所申請撤銷格蘭酒店股份於聯交所之上市地位。**

倘收購建議獲接納之股份連同收購人由文件刊發日期起向獨立股東收購之A股及B股數目，未及已發行無利害關係A股及無利害關係B股價值之90%或以上，格蘭酒店將動議由獨立股東批准根據收購守則第2.2條及上市規則6.12條撤銷股份於聯交所之上市地位。

獨立股東應注意，格蘭酒店如獲准除牌，獨立股東如決定保留於格蘭酒店之投資而股份未獲收購人收購，則可能持有並無認可市場之不可流通投資。此外，在有關情況下，格蘭酒店不再受上市規則限制，而該等格蘭酒店股東所投資之公司，相對於在聯交所公開買

2. 董事及管理層

收購人不擬因收購建議而更改格蘭酒店董事會之成員。只要股份一直在聯交所上市，收購人便會確保有足夠獨立董事將繼續獲委任加入格蘭酒店董事會。

推薦建議

吾等在考慮到上述因素後，敬請閣下注意下列主要因素，而該等因素須與本函件全文一併閱讀，以達致吾等之推薦建議：

— 於買賣協議完成後，格蘭酒店實際上將為物業投資控股公司，擁有雅蘭酒店(將改建為寫字樓)及康蘭酒店(將改建為服務式寓所)。

— 吾等認為，釐定格蘭酒店經調整資產淨值所採用之基準為公平。

— 收購建議按相當於每股A股經調整資產淨值港幣1.84元及每股B股經調整資產淨值港幣0.184元提出。倘根據格蘭酒店於二零零二年六月三十日之經審核綜合資產淨值計算，A股收購價及B股收購價均較每股A股經審核綜合資產淨值港幣2.46元及每股B股經審核綜合資產淨值港幣0.246元折讓約25.2%。相對於可供比較公司於二零零二年八月二十八日股份收市價之資產淨值折讓範圍，仍然較為理想。

— 自一九九八年一月以來，A股及B股分別從未按A股收購價(即每股A股港幣1.84元)或以上之價格及B股收購價(即每股B股港幣0.184元)或以上之價格買賣。

— A股收購價及B股收購價較於二零零二年八月二十八日公佈收購建議日期前六個月內於聯交所所報之每股A股最高收購價港幣0.96元及每股B股最高收購價港幣0.1元，分別出現溢價約91.7%及84.0%，並較截至二零零二年八月二十七日止連續90個交易日於聯交所所報之A股及B股平均收市價分別出現溢價約106.7%及111.5%。

— 由一九九九年一月四日至二零零二年八月二十七日(於刊發收購建議日期前一日)期間，A股及B股之股價表現相對於恒生指數、恒生物業指數及香港聯交所全部普通酒店股份指數而言較為遜色。

— A股及B股之流通量由一九九九年一月四日至二零零二年八月二十七日期間均處於甚低水平。於該期間，A股及B股分別有442日及730日並無錄得成交。

如上所示，於二零零二年八月二十八日(即刊發收購建議公佈日期)營業時間結束時買賣可供比較公司之股份，價格較資產淨值折讓之比率介乎42%至87.7%，平均約為65.5%。根據格蘭酒店之經調整資產淨值計算，於二零零二年八月二十八日營業時間結束時買賣A股及B股，價格分別較可供比較公司二零零二年八月二十八日股份收市價之資產淨值折讓約53.8%及53.3%，處於有關折讓比率之較低水平範圍。以格蘭酒店於二零零二年六月三十日之資產淨值計算，於二零零二年八月二十七日(於刊發收購建議公佈前最後一個交易日)營業時間結束時買賣A股及B股，價格分別較資產淨值折讓約65.4%及65.0%，介乎相對於可供比較公司二零零二年八月二十八日股份收市價之資產淨值折讓範圍。

根據上述分析，吾等認為，A股收購價及B股收購價相對於可供比較公司二零零二年八月二十八日之股份收市價之資產淨值折讓比率範圍，均較為理想。

其他考慮因素

1. *強制收購及撤銷上市地位*

收購人取得之有效接納水平(並無遭撤回(除非獲收購守則批准))連同收購人由文件刊發日期起向獨立股東收購所得之A股及B股數目，倘若不少於收購人建議收購之已發行無利害關係A股及無利害關係B股價值之90%，則收購人有意根據公司條例第168條及附表九強制收購條文收購所有股份(收購人及與其一致行動人士尚未擁有者)。於進行有關強制收購及收購人購買Cole、百德能及恒隆地產董事所持有之股份後，格蘭酒店將成為恒隆地產之全資附屬公司，並將向聯交所申請撤銷股份於聯交所之上市地位。

倘收購建議獲接納之股份連同收購人由文件刊發日期起向獨立股東收購所得之A股及B股，未及已發行無利害關係A股及無利害關係B股價值之90%或以上，格蘭酒店將動議由獨立股東批准根據收購守則第2.2條及上市規則6.12條撤銷股份於聯交所之上市地位。

股東應注意，倘選擇不接納收購建議而其後股份於聯交所撤銷上市地位，選擇不接納收購建議之股東將持有非上市公司之股份，而該等股份可能並無流通之市場。

在香港，物業投資控股公司常用之市場估值指標為相對於資產淨值之折讓比率。為釐定公平合理之A股收購價及B股收購價，吾等已將吾等認為可與於完成後之格蘭酒店相比擬之若干上市物業投資控股集團(「可供比較公司」)於二零零二年八月二十八日(即刊發收購建議公佈日期)之股份收市價，與可供比較公司於各自最新財政年度結束時之資產淨值比較。在挑選可供比較公司時，吾等已考慮(其中包括)可供比較公司各自之收入來源組合(租賃／物業投資業務所帶來之收入)、投資物業所處地點及市值等資料。

以下為可供比較公司股份相對於資產淨值折讓比率之分析概要：

可供比較公司(聯交所股份代號)	於二零零二年八月二十八日(公佈收購建議日期)之市值(港幣百萬元)	於二零零二年八月二十八日(公佈收購建議日期)之收市價(港幣)	於二零零一年／二零零二年財政年度之每股資產淨值(港幣)	相對於二零零一年／二零零二年財政年度之折讓率
信和置業有限公司(83)	9,965	2.575元	7.09元	63.7%
希慎興業有限公司(14)	7,235	7元	21.50元	67.4%
華人置業集團有限公司(127)	1,906	0.80元	6.50元	87.7%
九龍建業有限公司(34)	1,742	3.60元	6.50元	44.6%
廖創興企業有限公司(194)	1,525	4.025元	16.07元	75.0%
南聯地產控股有限公司(1036)	695	2.675元	8.02元	66.6%
大生地產發展有限公司(89)	469	1.63元	7.11元	77.1%
太興置業有限公司(277)	411	1.335元	2.30元	42.0%
平均				**65.5%**
格蘭酒店－A股	528	0.85	2.46*/1.84**	65.4%*/53.8%**
－B股	52	0.086	0.246*/0.184**	65.0%*/53.3%**
	580			

* 格蘭酒店A股及B股於二零零二年六月三十日之資產淨值

** 格蘭酒店A股及B股於二零零二年六月三十日之資產淨值(參考卓德所編製之最新估值及恒隆集團公司之董事及恒隆地產董事釐定衛蘭軒及汀蘭居管理協議／合約之價值(未計及為格蘭酒店應向若干被裁員工支付之金額而作出之調整)而作出調整)。

資料來源：彭博資訊及可供比較公司之年報

自二零零二年以來，康蘭酒店及雅蘭酒店酒店部份之可供比較物業於香港之交易金額如下：

酒店物業交易

出售日期	地點	每間房間之金額 (港幣)
二零零二年五月	銅鑼灣	1,580,000元
二零零二年五月	銅鑼灣	1,080,000元

資料來源：卓德

商業物業交易

出售日期	地點	每平方呎之金額 (港幣)
二零零二年七月	旺角	1,771元
二零零二年七月	旺角	1,907元
二零零二年六月	旺角	2,100元
二零零二年五月	旺角	1,948元
二零零二年五月	旺角	1,728元
二零零二年五月	旺角	2,008元
二零零二年三月	旺角	2,933元

資料來源：卓德

康蘭酒店(於改變用途後)每間房間之估值金額約港幣1,220,000元，乃介乎上述於香港可供比較酒店物業交易價之指示估值金額範圍每間房間港幣1,080,000元至港幣1,580,000元。康蘭酒店酒店部份(於改變用途後)每平方呎估值金額約港幣1,920元，亦介乎上述於香港可供比較商業物業交易價之指示估值金額範圍每平方呎1,728元至2,933元。

因此，吾等認為釐定格蘭酒店經調整資產淨值之基準為公平。

(B) 可供比較分析

於完成及改建雅蘭酒店及康蘭酒店之建議落實後，格蘭酒店集團之業務將為擁有雅蘭酒店及康蘭酒店，以及管理衛蘭軒及汀蘭居。格蘭酒店集團將實際上成為物業投資控股公司。

4. 格蘭酒店之估值

(A) 格蘭酒店之資產淨值(「資產淨值」)

收購建議以相當於格蘭酒店之經調整資產淨值約港幣1,254,200,000元提出，即相當於每股A股約港幣1.84元及每股B股約港幣0.184元。經調整資產淨值反映出經審核綜合資產淨值港幣1,673,500,000元(參考卓德就康蘭酒店及雅蘭酒店酒店部份於二零零二年八月二十八日(於改變有關物業用途後)所作之最新估值及恒隆集團公司董事及恒隆地產董事所釐定衛蘭軒及汀蘭居管理協議／合約之價值而調整)。若以格蘭酒店於二零零二年六月三十日之經審核綜合資產淨值為計算基準，A股收購價及B股收購價均較每股A股經審核綜合資產淨值港幣2.46元及B股經審核綜合資產淨值港幣0.246元折讓約25.2%。

誠如上文1(B)節及1(C)節所述，吾等注意到衛蘭軒管理合約之價值已由恒隆地產董事釐定為港幣負90,000,000元，而格蘭酒店董事認為，汀蘭居之服務合約對格蘭酒店集團綜合資產淨值將並無任何影響。

吾等根據與卓德之討論內容，了解到康蘭酒店及雅蘭酒店酒店部份之估值工作，乃按照香港專業估值師之一般專業守則進行，並已計及可能改變有關物業用途後之價值升幅。根據文件附錄三所載之物業估值報告，卓德已於二零零二年八月二十八日(於改變用途後)將康蘭酒店及雅蘭酒店酒店部份之估值金額訂為港幣1,220,000,000元。卓德已於二零零二年八月二十八日將康蘭酒店之估值金額訂為港幣600,000,000元(於改建為服務式寓所後)，並將雅蘭酒店酒店部份之估值金額訂為港幣620,000,000元(於改建為商業物業後)。

根據卓德提供之資料，康蘭酒店之估值金額港幣600,000,000元，代表每間房間之估值金額約為港幣1,220,000元(於改變用途及附設餐飲及會所設施後)。在計及雅蘭酒店酒店部份之總樓面面積約為322,920平方呎後，有關估值金額港幣620,000,000元代表每平方呎之價值約為港幣1,920元(於改變用途後)。

B股之每日成交量


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
成交量（千股）
一九九九年一月
一九九九年四月
一九九九年七月
一九九九年十月
二零零零年一月
二零零零年四月
二零零零年七月
二零零零年十月
二零零一年一月
二零零一年四月
二零零一年七月
二零零一年十月
二零零二年一月
二零零二年四月
二零零二年七月
二零零二年八月二十七日

資料來源：彭博資訊

由一九九九年一月四日至二零零二年八月二十七日期間，A股於聯交所之平均每日成交量約為64,500股A股，或為二零零二年八月二十七日已發行A股總數約0.010%及公眾人士所持有A股總數約0.045%。由一九九九年一月四日至二零零二年八月二十七日，B股於聯交所之平均每日成交量約為42,600股B股，或為二零零二年八月二十七日已發行B股總數約0.007%及公眾人士所持有B股總數約0.026%。由一九九九年一月四日至二零零二年八月二十七日，A股及B股於聯交所之每日成交量介乎最低並無錄得A股及B股之成交量，至分別於一九九九年二月二十六日A股之最高成交量1,550,000股及二零零零年二月十一日B股之成交量3,980,000股。於二零零二年八月二十八日公佈收購建議後，A股及B股於聯交所之每日成交量一直有顯著上升。由二零零二年八月三十日至最後實際可行日期前最後一個交易日(包括首尾兩天)，A股及B股於聯交所之平均每日成交量分別約為1,581,000股A股及1,161,000股B股。

由一九九九年一月四日至二零零二年八月二十七日，A股及B股分別有442日及730日並無錄得成交。

從上述資料可見，由一九九九年一月四日至二零零二年八月二十七日，A股及B股之流通量均處於低位。

B股相對於恒生指數、恒生物業指數及
香港聯交所全部普通酒店股份指數之表現


190
170
150
130
110
90
70
50
一九九九年一月
一九九九年四月
一九九九年七月
一九九九年十月
二零零零年一月
二零零零年四月
二零零零年七月
二零零零年十月
二零零一年一月
二零零一年四月
二零零一年七月
二零零一年十月
二零零二年一月
二零零二年四月
二零零二年七月
二零零二年八月二十七日
格蘭酒店「B股」
恒生物業指數
恒生物業指數
香港聯交所全部普通酒店股份指數

資料來源：彭博資訊

附註：所有價值已於一九九九年一月四日重訂為100

(C) 流通量

吾等亦已考慮由一九九九年一月四日至二零零二年八月二十七日A股及B股於聯交所之成交量。下表顯示A股及B股各自之成交量：

A股之每日成交量


1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
成交量（千股）
一九九九年一月
一九九九年四月
一九九九年七月
一九九九年十月
二零零零年一月
二零零零年四月
二零零零年七月
二零零零年十月
二零零一年一月
二零零一年四月
二零零一年七月
二零零一年十月
二零零二年一月
二零零二年四月
二零零二年七月
二零零二年八月二十七日

資料來源：彭博資訊

(e) 於二零零二年八月二十八日公佈收購建議之日前六個月內，在聯交所所報之每股A股及每股B股之最高收市價分別港幣0.96元及港幣0.1元分別出現溢價約91.7%及84.0%；

(f) 於二零零二年八月二十八日公佈收購建議之日前六個月內，在聯交所所報之每股A股及每股B股之最低收市價分別港幣0.78元及港幣0.073元分別出現溢價約135.9%及152.1%；

根據上述分析，吾等認為，A股收購價及B股收購價分別較A股及B股股價之過往表現出現合理之溢價。

(B) 相對於各項指數之過往股價表現

吾等已進一步參考A股及B股相對於恒生指數、恒生物業指數及香港聯交所全部普通酒店股份指數。下表顯示由一九九九年一月四日至二零零二年八月二十七日(即於二零零二年八月二十八日刊發收購建議公佈前A股及B股在聯交所買賣之最後一個交易日)期間，A股及B股之股價表現一般遜於上述指數。

A股相對於恒生指數、恒生物業指數及香港聯交所全部普通酒店股份指數之表現


190
170
150
130
110
90
70
50
一九九九年一月
一九九九年四月
一九九九年七月
一九九九年十月
二零零零年一月
二零零零年四月
二零零零年七月
二零零零年十月
二零零一年一月
二零零一年四月
二零零一年七月
二零零一年十月
二零零二年一月
二零零二年四月
二零零二年七月
二零零二年八月二十七日
格蘭酒店「A股」
恒生指數
恒生物業指數
香港聯交所全部普通酒店股份指數

資料來源：彭博資訊

附註：所有價值已於一九九九年一月四日重訂為100

B股每日收市價相對於B股收購價


0.20元
0.18元
0.16元
0.14元
0.12元
0.10元
0.08元
0.06元
價格（港幣）
B股收購價（港幣0.184元）
一九九九年一月
一九九九年三月
一九九九年五月
一九九九年七月
一九九九年九月
一九九九年十一月
二零零零年一月
二零零零年三月
二零零零年五月
二零零零年七月
二零零零年九月
二零零零年十一月
二零零一年一月
二零零一年三月
二零零一年五月
二零零一年七月
二零零一年九月
二零零一年十一月
二零零二年一月
二零零二年三月
二零零二年五月
二零零二年七月
二零零二年八月二十七日

資料來源：彭博資訊

以上圖表顯示，A股收購價（每股A股港幣1.84元）及B股收購價（每股B股港幣0.184元）遠高於由一九九九年一月四日至二零零二年八月二十七日之A股最高收市價（港幣1.35元）及B股最高收市價（港幣0.143元），較該等收市價分別出現溢價約36%及約29%。

A股收購價及B股收購價較：

(a) A股及B股於最後實際可行日期前之最後一個交易日在聯交所所報之收市價溢價分別約1.1%及0%；

(b) A股及B股於二零零二年八月二十七日（即股份於二零零二年八月二十八日在聯交所暫停買賣前最後一個交易日）在聯交所所報之收市價分別出現溢價約116.5%及114.0%；

(c) A股及B股於截至二零零二年八月二十七日止連續30個交易日在聯交所所報之平均收市價分別出現溢價約116.5%及119.1%；

(d) A股及B股於截至二零零二年八月二十七日止連續90個交易日在聯交所所報之平均收市價分別出現溢價約106.7%及111.5%；

吾等從格蘭酒店得悉，只要格蘭酒店維持獨立上市地位，格蘭酒店作為雅蘭酒店及康蘭酒店擁有人，將於該等物業改變用途後，與恒隆地產訂立服務管理協議。根據該協議，格蘭酒店將從該等物業賺取物業投資收入／租金收入，而恒隆地產將根據上市規則第14章按攤分成本方式收取為有物業提供管理服務所引致之費用。該兩項物業之未來溢利貢獻為格蘭酒店的主要收入來源，因此，於改變該等物業用途及釐定有關管理費前，吾等不會對該兩項物業之未來溢利貢獻作出評估，因為衛蘭軒一直及將會繼續錄得虧損及汀蘭居並無及將不會產生任何龐大收入。然而，由於格蘭酒店日後將實際上成為物業投資公司，故吾等認為資產淨值(而非市盈率)為按持續基準評估格蘭酒店最適合之估值方法(請參閱下文第4節「格蘭酒店之估值」)。

3. 收購價

(A) 相對於收購價之過往股價表現

在考慮A股收購價及B股收購價是否公平合理時，吾等已計及由一九九九年一月四日至二零零二年八月二十七日(即截至於二零零二年八月二十八日刊發收購建議公佈前A股及B股於聯交所買賣之最後一個交易日止期間)，A股收購價及B股收購價相對於A股及B股在聯交所收報之收市價。以下各表顯示由一九九九年一月四日以來，A股及B股各自之收市價分別相對於A股收購價及B股收購價之表現：

A股每日收市價相對於A股收購價


1.9元
1.7元
1.5元
1.3元
1.1元
0.9元
0.7元
價格（港幣）
A股收購格（港幣1.84元）
一九九九年一月
一九九九年四月
一九九九年七月
一九九九年十月
二零零零年一月
二零零零年四月
二零零零年七月
二零零零年十月
二零零一年一月
二零零一年四月
二零零一年七月
二零零一年十月
二零零二年一月
二零零二年四月
二零零二年七月
二零零二年八月二十七日

資料來源：彭博資訊

在衛蘭軒管理合約方面，如上文所述，衛蘭軒管理合約於近年來連續引致虧損，及格蘭酒店董事並不期望該合約於餘下合約年期可為格蘭酒店集團帶來正面之財務貢獻。汀蘭居之服務合約為按攤分成本方式支付，因此將不會有任何剩餘價值。

雅蘭酒店位於九龍旺角區，將改建為乙級寫字樓(根據卓德所述)。吾等向卓德了解所得，儘管過去一年，港島區之甲級及乙級寫字樓租金下跌約25%至33%(根據香港差餉物業估價署之資料)，惟旺角區同級寫字樓租金維持平穩，空置率維持在單位數。鑒於卓德預期旺角區新落成寫字樓截至二零零三年底前供應有限，旺角區乙級寫字樓目前展望穩定。鑒於投資格蘭酒店之回報率(根據格蘭酒店截至二零零二年六月三十日止年度之股東應佔溢利除以格蘭酒店於二零零二年六月三十日之經調整資產淨值約港幣1,254,200,000元(未計及下文所述之調整或格蘭酒店應付若干被遣散員工之估計金額港幣72,000,000元)(即格蘭酒店在參考卓德就康蘭酒店及雅蘭酒店酒店部份之最新估值金額及恒隆集團公司董事及恒隆地產董事所釐定之衛蘭軒及汀蘭居之管理協議／合約價值(請參閱下文第4節「格蘭酒店之估值」)作出調整後於二零零二年六月三十日之經審核綜合資產淨值)為基準計算約為1.5%)，相對於旺角區寫字樓之現有租金回報率約6%至8%(根據卓德提供之資料)為低，且酒店業務前景充滿挑戰，故吾等與恒隆地產董事意見一致，認為將雅蘭酒店改建為寫字樓，相對於繼續經營為酒店，有助以更有利可圖方式經營該物業。

恒隆地產董事有意將位於港島之康蘭酒店改建為高級服務式寓所。吾等向卓德了解所得，港島區高級服務式寓所之租金於截至二零零二年首季，已較對上年度同期下跌約13%。儘管高級服務式寓所之租金有所下跌，惟根據卓德之資料，港島區服務式寓所現時之回報率約為5%至7%，較以上述方式計算投資於格蘭酒店之回報率約1.5%為高。此外，根據恒隆地產董事及卓德之資料，將康蘭酒店改建為高級服務式寓所對格蘭酒店有利，主要是由於透過減少員工數目至管理服務式寓所所需人數而達致成本效益。由於分別改變雅蘭酒店及康蘭酒店之用途為寫字樓及服務式寓所，故此經營該等物業所需之員工數目，於改建後將予削減，而格蘭酒店集團將會有大約300名員工被遣散。將支付予被遣散員工之金額估計約為港幣72,000,000元，並已悉數撥備。此外，根據上文第1節「格蘭酒店之業務及財務表現」內「格蘭酒店之過往經審核綜合業績之概要」之圖表所示，吾等獲悉，康蘭豪華寓所產生之平均房租收益，較格蘭酒店集團內之酒店房間產生之收益為高，而康蘭豪華寓所在上個財政年度之平均入住率超過九成。鑒於上述原因，並考慮到酒店業前景充滿挑戰，吾等與恒隆地產董事意見一致，認為將康蘭酒店改建為服務式寓所，相對於繼續經營為酒店，有助以更有利可圖方式經營該物業。

元及截至二零零二年六月三十日止年度約港幣9,250,000元之最低保證年費前，根據管理合約經營衛蘭軒於該三個年度各年均出現虧損。此外，吾等注意到衛蘭軒管理合約於截至二零零二年六月三十日止年度之淨財務影響，已由截至二零零一年六月三十日止年度虧損約港幣8,200,000元大幅倒退至虧損約港幣15,300,000元。

根據衛蘭軒管理合約之條款，衛蘭軒業主於截至二零零七年二月止五年各年之最低保證年費為港幣11,000,000元，而截至二零一二年二月止餘下五年各年則為港幣15,000,000元。誠如上「酒店業務回顧」分節所示，衛蘭軒於截至二零零二年六月三十日止兩個年度之平均入住率，分別約為88%及93%，而於截至二零零二年六月三十日止年度之平均房租已由對上年度每日港幣400元下降至港幣330元，跌幅約為18%。吾等基於上述入住率及房租水平，認同格蘭酒店管理層之觀點，除非房租顯著上升(但不大可能出現)，及假設現有經營環境不變，否則房間銷售營業額進一步上升之空間有限。

吾等亦注意到衛蘭軒管理合約之價值，已由恒隆集團公司釐定為負港幣90,000,000元。有關估值(未經獨立核實)乃參考過衛蘭軒於截至二零零二年六月三十日止三個財政年度之財務表現及格蘭酒店集團須向衛蘭軒業主支付最低保證年費之責任而釐定。根據吾等與恒隆地產及格蘭酒店等管理層之討論，以及衛蘭軒以往之財務表現及格蘭酒店集團根據有關管理合約之財務責任，吾等認為管理層對衛蘭軒管理合約所評估之價值屬於公平。

(C) 汀蘭居

於一九九八年，格蘭酒店集團與汀蘭居業主恒隆集團訂立服務協議。根據格蘭酒店管理層提供之資料，格蘭酒店集團按攤分成本方式收取管理汀蘭居之服務報酬，而該合約可由其中一方訂約方以發出三個月書面通知之方式予以終止。鑒於格蘭酒店集團將只會收回根據該服務協議提供服務所產生之費用，故根據該份協議對格蘭酒店之綜合損益賬及資產負債表並無構成重大影響。因此，吾等與格蘭酒店董事之意見一致，認為是項服務協議對格蘭酒店集團之綜合資產淨值並無任何影響。

2. **格蘭酒店集團之前景**

於完成後，格蘭酒店集團之持續經營業務將包括擁有雅蘭酒店及康蘭酒店、衛蘭軒之酒店管理合約及汀蘭居之服務合約。

(B) 衛蘭軒

下表摘錄自衛蘭軒於截至二零零二年六月三十日止三個年度之賬目。

	截至六月三十日止年度		
	經審核	經審核	未經審核
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
營業額	37,602	42,378	36,041
銷售成本	(33,169)	(32,958)	(32,654)
	4,433	9,420	3,387
年內虧損(不包括稅項及向Methodist Centre Limited支付之費用)	(5,218)	(170)	(6,017)

下表顯示格蘭酒店集團於截至二零零二年六月三十日止三個年度各年根據衛蘭軒管理合約條款向Methodist Centre Limited(衛蘭軒業主)支付保證年費之財務影響:

	截至六月三十日止年度		
	二零零零年	二零零一年	二零零二年
	港幣千元	港幣千元	港幣千元
年內虧損(不包括稅項及向Methodist Centre Limited支付之費用)	(5,218)	(170)	(6,017)
向Methodist Centre Limited支付最低保證費用	(8,000)	(8,000)	(9,250)^
衛蘭軒管理合約之淨財務影響	(13,218)	(8,170)	(15,267)

^ 向Methodist Centre Limited支付之最低保證年費,乃根據由二零零一年七月一日至二零零二年二月四日期間每年港幣8,000,000元金額及由二零零二年二月五日至二零零二年六月三十日期間每年港幣11,000,000元金額按比例計算。

根據上述之衛蘭軒財務資料,衛蘭軒管理合約於截至二零零二年六月三十日止三個年度之淨虧損分別約為港幣13,200,000元、港幣8,200,000元及港幣15,300,000元。即使在向衛蘭軒業主支付截至二零零一年六月三十日止兩個年度各年每年港幣8,000,000

平均房租

物業名稱	截至二零零零年六月三十日止年度 港幣／天	截至二零零一年六月三十日止年度 港幣／天	二零零零年至二零零一年之變化 %	截至二零零二年六月三十日止年度 港幣／天	二零零一年至二零零二年之變化 %
雅蘭酒店	320	390	+22	310	-21
康蘭酒店	450	560	+24	470	-16
康蘭豪華寓所	560	630	+13	550	-13
衛蘭軒	320	400	+25	330	-18
整體平均	**390**	**470**	**+21**	**390**	**-17**

根據香港旅遊發展局之資料，於二零零二年首八個月，訪港旅客總人數相對於二零零一年同期上升約14%。雖然訪港旅客人數有上升趨勢，惟從上表可見，格蘭酒店集團旗下物業整體入住率僅較對上年度輕微上升。另一方面，格蘭酒店集團旗下物業同期之整體平均房租顯著下跌約17%，導致格蘭酒店集團酒店業務截至二零零二年六月三十日止年度之營業額倒退。在考慮到格蘭酒店集團以往之表現，及假設現有經營環境不變，吾等認同格蘭酒店董事之觀點，格蘭酒店集團所經營之香港酒店業前景仍然充滿挑戰，只能靠進一步調減房租以維持入住率，而吾等同意有關觀點。

恒隆地產董事已表明，於二零零二年十月九日買賣協議完成後，雅蘭酒店將改建為有配套商業設施之寫字樓物業及康蘭酒店將改建為服務式寓所，及該等物業將由恒隆地產管理。

由於康蘭酒店及雅蘭酒店之業務性質轉變，吾等認為該兩項物業之營運過往財務表現與吾等達致有關收購建議之意見無關。然而，鑒於格蘭酒店日後將繼續管理衛蘭軒及汀蘭居，吾等認為檢討該兩項物業之管理合約／協議屬合適之舉。

水平，營業額增加令截至二零零一年六月三十日止年度之股東應佔溢利增加至約港幣33,000,000元，較上年上升約55%。截至二零零一年六月三十日止年度，格蘭酒店集團旗下物業之平均入住率約為86%，較對上年度下跌約5%，惟較同期業內平均入住率約82%為高。

截至二零零二年六月三十日止年度，格蘭酒店集團之營業額約為港幣224,400,000元，較去年下跌約17.5%。儘管格蘭酒店集團之銷售成本自去年以來大致不變，而格蘭酒店集團得以削減行政費用約港幣1,400,000元，惟格蘭酒店集團之營業額下降導致股東應佔溢利減少約港幣14,800,000元，較去年下跌約45%。營業額下跌，主要由於格蘭酒店集團削減平均房租。格蘭酒店集團旗下物業於截至二零零二年六月三十日止年度之平均房租約為每日港幣390元，較去年下跌約17%。於截至二零零二年六月三十日止年度，格蘭酒店集團旗下物業之平均入住率由對上年度上升5%至約90%，並再次較同期業內之平均比率約81%為高。因此，吾等與格蘭酒店董事觀點一致，認為格蘭酒店集團旗下物業靠收取較低平均房租維持平均入住率。

(A) 酒店業務回顧

吾等如下文載列雅蘭酒店、康蘭酒店、康蘭豪華寓所及衛蘭軒截至二零零二年六月三十日止年三個年度各年之平均入住率及平均房租：

	入住率				
物業名稱	**截至二零零零年六月三十日止年度**	**截至二零零一年六月三十日止年度**	**二零零零年至二零零一年之變化**	**截至二零零二年六月三十日止年度**	**二零零一年至二零零二年之變化**
	%	%	%	%	%
雅蘭酒店*	90	84	-7	89	+6
康蘭酒店*	90	83	-8	86	+4
康蘭豪華寓所*	94	92	-2	91	-1
衛蘭軒*	93	88	-5	93	+6
整體平均	**91**	**86**	**-5**	**90**	**+5**

* 上述物業介乎3至4星級

以下所載為格蘭酒店集團截至二零零二年六月三十日止三個年度之營業額及股東應佔溢利。格蘭酒店集團於截至二零零二年六月三十日止三個年度各年之經審核綜合財務報表概要載於文件附錄二。

格蘭酒店之過往經審核業績概要

	截至二零零零年六月三十日止年度	截至二零零一年六月三十日止年度	二零零零年至二零零一年之變化	截至二零零二年六月三十日止年度	二零零一年至二零零二年之變化
	港幣百萬元	港幣百萬元	%	港幣百萬元	%
營業額					
酒店業務	255.5	271.9	+6.4	224.4	-17.5
利息收入	8.7	—	不適用	—	不適用
營業總額	264.2	271.9	+2.9	224.4	-17.5
股東應佔溢利	21.3	33	+54.9	18.2	-44.8

酒店業務於截至二零零二年六月三十日止三個年度之營業額顯示如下：

	截至二零零零年六月三十日止年度	截至二零零一年六月三十日止年度	二零零零年至二零零一年之變化	截至二零零二年六月三十日止年度	二零零一年至二零零二年之變化
	港幣百萬元	港幣百萬元	%	港幣百萬元	%
酒店業務之營業額					
一雅蘭酒店	96.7	100.9	+4.3	80.0	-20.7
一康蘭酒店	74.3	77.3	+4.0	64.0	-17.2
一康蘭豪華寓所	46.9	51.3	+9.4	44.4	-13.5
一衛蘭軒	37.6	42.4	+12.8	36.0	-15.1
酒店業務之營業總額	255.5	271.9	+6.4	224.4	-17.5

截至二零零一年六月三十日止年度，格蘭酒店集團錄得之營業額約為港幣271,900,000元，全部來自酒店業務。酒店業務之營業額較上年增加約6.4%。出現有關升幅，主因為格蘭酒店集團與上年度相比收取較高平均房租。格蘭酒店集團截至二零零一年六月三十日止年度之平均房租約為每日港幣470元，較去年上升約21%。由於營運開支維持在與上年相約

有關格蘭酒店之代價

1. 格蘭酒店之業務及財務表現

格蘭酒店現擁有及管理雅蘭酒店、康蘭酒店及康蘭豪華寓所，另外亦管理衛蘭軒及汀蘭居。以下載列此等物業若干有關資料之概要。

格蘭酒店擁有及／或管理之物業概要

物業名稱	地址	現時由格蘭酒店集團擁有／管理	租約屆滿年份	房間數目	建築樓面面積(平方米)
康蘭酒店及康蘭豪華寓所	鰂魚涌康山道2號	擁有	二零五九年*	酒店房間 248 寓所 242	35,275
雅蘭酒店	旺角彌敦道627號	擁有	二零六零年	549	30,000
汀蘭居#	荃灣油柑頭青山公路123號	管理	二零四七年	438	20,096
衛蘭軒##	灣仔軒尼詩道22號	管理	二零四七年	251	10,977

* 可選擇再續期75年

\# 代表恒隆集團公司(即管理汀蘭居之業主)

\## 根據與Methodist Centre Limited訂立之協議，格蘭酒店集團收購管理該物業之權利，由一九九二年二月四日起為期20年

收購建議之條款

根據收購守則第26.1條，百德能代表收購人提出強制性無條件現金收購全部已發行股份(不包括收購人或與其一致行動人士已擁有或同意將予收購之所有已發行股份)之建議，條款載於本文件及隨附之接納及轉讓表格。收購建議包括A股收購建議及B股收購建議，收購基準如下：

A股收購建議：	**每股A股之收購價為現金港幣1.84元(「A股收購價」)**，相等於根據收購之每股A股協定價值；及
B股收購建議：	**每股B股之收購價為現金港幣0.184元(「B股收購價」)**，相等於根據收購之每股B股協定價值。

根據收購守則，收購人須向股東(不包括與收購人一致行動之股東)提出收購建議。Cole、百德能及恒隆地產一位董事(本身亦為股東)被證監會視為與收購人一致行動之人士。因此，收購建議不涉及彼等持有之股份。然而，收購人有意於收購建議截止後以根據收購建議提出之股份相同價格，購買彼等之股份。

誠如文件內「格蘭董事會函件」所述，除A股及B股外，格蘭酒店並無任何其他尚未發行之股本證券(包括涉及股本之可換股證券、認股權證、股份期權或認購任何股本(包括不可轉讓股份期權)之權利)。

倘各項收購建議獲悉數接納，收購人根據A股收購建議及B股收購建議應支付之總額，將分別約為港幣266,000,000元及港幣29,800,000元，即合共約港幣295,800,000元。

吾等獲悉，百德能確信收購人有足夠資料，全面接納收購建議。收購建議將以恒隆地產集團之內部資源撥付。

A股及B股各自之收購價乃經參考根據收購之購買價每股A股港幣1.84元及每股B股港幣0.184元釐定。格蘭酒店於最後實際可行日期之市值約為港幣1,242,000,000元。

議刊發之通函所載之聲明及／或資料。吾等認為，吾等已審閱過足夠資料以達致知情意見及證明所依賴文件所載資料之準確情，以為吾等之意見提供合理基礎。然而，吾等並無對格蘭酒店集團或恒隆地產集團之業務及事務進行任何獨立深入調查。吾等已向格蘭酒店及收購人各自之董事尋求及接獲確認，文件所載有關格蘭酒店及收購人之計劃或意向、收購建議之條款及條件，或提出收購建議之原因並無重大轉變。格蘭酒店亦已確認，除收購建議外，不知悉股份當時有任何其他具競爭力之收購建議。

於評估收購建議之條款時，吾等並無考慮收購建議對所涉及之獨立股東之稅務狀況或其他可能影響。因此，吾等或吾等之董事或聯屬人概不會就因彼等接納或拒絕收購建議而引致對任何人士產生之任何稅務或其他影響或債務負責。倘獨立股東(不論在香港或任何其他司法權區)對接納或拒絕收購建議之稅務含義有任何疑問，應諮詢其專業顧問。

所考慮之主要因素及原因

於達致吾等之意見時，吾等已考慮下列主要因素：

收購建議之背景

於二零零二年八月二十八日，恒隆地產及其全資附屬公司與恒隆集團公司及其全資附屬公司訂立買賣協議，據此(其中包括)恒隆地產同意向恒隆集團公司或其全資附屬公司購買或促使向恒隆集團公司或其全資附屬公司購買其於460,575,581股A股中合共約港幣847,500,000元之全部權益，及417,686,735股B股中合共約港幣76,900,000元之全部權益。收購之總代價約港幣924,400,000元，乃按協定價格分別為每股A股港幣1.84元及每股B股港幣0.184元計算。鑒於恒隆集團公司為恒隆地產之控股公司，持有其已發行股本約61.6%，故根據上市規則，收購構成恒隆集團公司及恒隆地產各自之關連交易，及須待恒隆集團公司及恒隆地產各自之獨立股東批准，方可作實。恒隆集團公司及恒隆地產各自之獨立股東於二零零二年十月八日批准收購。

於二零零二年十月九日完成時，收購人及與其一致行動人士擁有477,093,067股A股及438,282,785股B股之權益，分別佔已發行A股及B股約76.8%及73%。為符合收購守則第26.1條，百德能代表收購人提出強制無條件現金收購由收購人或與其一致行動人士並無擁有或同意將予收購之所有已發行股份之建議。

於編製吾等之推薦建議時，吾等已與(i)格蘭酒店及恒隆地產各自之管理層討論有關(其中包括)收購建議之背景、香港酒店、服務式寓所及寫字樓各類別物業之一般未來前景，以及改建雅蘭酒店及康蘭酒店計劃之原因，及(ii)獨立物業估值師卓德測計師行有限公司(「卓德」)討論有關(其中包括)其於按將整項發展項目改建為商業樓宇／寫字樓之基礎，計及將雅蘭酒店之現有酒店客房改建為服務式寓所，以及酒店部份之潛力後，評估康蘭酒店(包括Club Grand及康蘭豪華寓所)之價值。吾等亦依賴格蘭酒店董事，確保格蘭酒店提供予吾等之資料及事實均為真實、準確及完整。吾等亦假設文件所載或所述之所有資料、陳述及意見均為真實及準確，以及文件所載或所述之專家所表達之意見為公平合理，及因此，吾等可依賴上述各項。吾等獲格蘭酒店董事告知，並無遺漏任何重大事實，且吾等不知悉有任何事實或情況將導致吾等所獲提供之資料及陳述失實、不準確或誤導。吾等並無理由懷疑格蘭酒店董事提供予吾等之資料及陳述之真實、準確及完整性。

格蘭酒店董事願就文件所載資料(不包括有關收購人及其董事之資料)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，文件所表達之意見(不包括就收購人及其董事表達之意見)乃經審慎周詳考慮後始行作出，且文件並無遺漏其他事實，以致文件之任何聲明有所誤導。收購人之董事已就文件所載資料(不包括有關格蘭酒店及格蘭酒店董事之資料)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，文件所表達之意見(不包括就格蘭酒店及格蘭酒店董事所表達之意見)乃經審慎周詳考慮後始行作出，且並無遺漏其他事實，以致文件之任何聲明有所誤導。吾等並無對吾等所獲提供之事實、資料及意見進行任何獨立查核，亦不會就此負責。此外，吾等之意見必須以本函件發出當日存在之市場、經濟及與該行業有關情況，以及格蘭酒店董事、收購人之董事及卓德於文件刊發之日向吾等提供之事實、資料及意見為基礎。此外，吾等之意見必須依賴現行之市場、經濟、行業與該及其他有關情況，以及吾等於本函件發出日期獲格蘭酒店董事、收購人之董事及卓德提供之事實、資料及意見。此外，吾等之意見並無論述參與交易之各方所作出有關決定之好處。

吾等已審閱過(其中包括)格蘭酒店於截至二零零二年六月三十日止年度之經審核財務報表及截至二零零一年六月三十日止兩個年度已出版之年報，以及卓德對康蘭酒店及雅蘭酒店酒店部份於二零零二年八月二十八日之獨立估值報告。吾等已審閱過股份在聯交所過往之表現。吾等亦已考慮過收購人之董事就收購建議作出之意向聲明，詳情分別於二零零二年八月二十八日及二十九日刊發之聯合報章公佈中披露。此外，吾等亦已考慮過恒隆集團公司及恒隆地產分別於二零零二年九月二十日就收購、收購建議及格蘭酒店私有化之建

以下為嘉誠就收購建議致獨立董事委員會之意見函件全文。該意見不應依賴作為就股東應否接納A股收購建議或B股收購建議(視情況而定)或就此有關之任何事宜行事而向股東提供之推薦建議。

CAZENOVE
嘉誠亞洲有限公司
香港中環康樂廣場8號交易廣場第一座5001室

敬啟者:

百德能代表收購人
提出無條件現金收購
格蘭酒店全部已發行股份
(不包括收購人及與其一致行動人士已擁有
或同意將予收購之股份)之建議
及
格蘭酒店私有化之建議

吾等茲獲委聘就收購建議向獨立董事委員會提供意見,有關詳情載於二零零二年十月十五日致格蘭酒店股東之綜合收購建議文件(「文件」,本函件為其中一部份)內。嘉誠已獲格蘭酒店委聘為獨立財務顧問,就收購建議之條款對獨立股東而言,是否公平合理提供意見。嘉誠獨立於恒隆地產、格蘭酒店及其各自之聯繫人或與其一致行動人士,且與彼等概無關連,因此被視為適合給予獨立意見。

除文義另有所指外,本函件所用詞彙與文件所界定者具相同涵義。

根據收購守則第2.1條,已組成獨立董事委員會,而夏德先生為該委員會之唯一成員,以考慮收購建議之條款。除夏德先生外,概無格蘭酒店之董事被視為可獨立就收購建議向獨立股東提供任何意見或推薦建議。有關詳情,請參閱文件「格蘭酒店董事會函件」緒言一節。

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(於香港註冊成立之有限公司)

敬啟者：

無條件現金收購建議

緒言

謹此提述格蘭酒店與收購人於二零零二年十月十五日刊發之綜合收購建議文件(「文件」，本函件為其一部份)。除文義另有說明外，本函件所用詞彙與文件所用者具相同涵義。

身為格蘭酒店之唯一董事且於收購建議中並無任何權益，本人已獲委任為獨立董事委員會之唯一成員，以考慮收購建議之條款，並向閣下提供有關收購建議之條款，對獨立股東而言，是否屬公平合理之意見。嘉誠已獲委任為獨立財務顧問，向本人提供有關收購建議條款及是否推薦獨立股東接納收購建議之意見。嘉誠之意見及達致有關意見時所考慮之主要因素，均載於文件第22至44頁。

本人亦務請閣下留意(i)格蘭酒店董事會函件；(ii)百德能之函件；(iii)嘉誠之函件；以及(iv)本文件各附錄所載之其他資料。

推薦建議

經考慮嘉誠之函件所載之主要因素及嘉誠之意見後，本人認為，收購建議之條款乃屬公平合理，故本人推薦獨立股東接納收購建議。欲接納收購建議之獨立股東務須監察收購建議期間內之股價表現。若股份市值超過收購價每股A股港幣1.84元或每股B股港幣0.184元，則欲接納收購建議之獨立股東須考慮於股票市場上變現彼等之投資。然而，獨立股東務須注意，股份於公開市場上之交投量，未必足以令彼等可出售彼等之股份。

此致

列位獨立股東　台照

代表
獨立董事委員會
獨立非執行董事
夏德
謹啟

二零零二年十月十五日

稅項

獨立股東如對接納收購建議所繳付之稅項有任何疑問，應諮詢彼等本身之專業顧問。收購人及百德能或任何彼等各自之董事或涉及收購建議之任何人士，概不會就任何人士因接納收購建議而產生之任何稅務影響或負債承擔任何責任。

其他資料

閣下務須注意本文件附錄一至五所載之其他資料。附錄一載有收購建議之其他條款。附錄二載有格蘭酒店集團之財務資料。附錄三載有卓德所發出之函件、估值概要及估值證書，內容有關於二零零二年八月二十八日為格蘭酒店物業進行之估值。根據收購守則第11.3條，並無就格蘭酒店集團出售其任何投資物業(即附錄三所載由卓德評估之物業)而落實任何稅務責任。附錄四載有衛蘭軒若干財務資料。附錄五載有關於格蘭酒店之一般資料。

此致

列位獨立股東　台照

代表
百德能證券有限公司
董事總經理
劉珍妮
謹啟

二零零二年十月十五日

收購人保留權利，將有關收購建議之任何事項以報章公佈之形式知會海外股東，但該等報章可能不在海外股東所居住之司法權區內流通。倘若通告是張貼於格蘭酒店之註冊辦事處，即使海外股東未能收取或閱讀該通告，該通告仍被視為已經妥善發出論。

股東(包括但不限於保管人、代理人和受託人)若將會或有意將本文件及／或附奉之接納及轉讓表格送交至香港以外任何一個司法權區，在行動前務必細閱本文件附錄一第6段所載之有關詳情。

(b) **收購建議之交收**

(i) 待股票過戶及登記處於二零零二年十一月五日星期二下午四時正前接獲有關收購建議之接納及轉讓表格及股票及／或轉讓收據及／或任何其他所有權文件(及／或任何就此所需令人滿意之任何彌償保證)後，方會於股票過戶票登記處接獲令接納收購建議完成及有效之所有必要文件當日起十日內，向各獨立股東寄發彼等因接納收購建議而應收之支票(當中已扣除彼等各自應付之賣方從價印花稅)。

(ii) 代理人之登記事宜

為確保所有股東獲公平對待，該等已登記股東(作為一名以上實益擁有人之代理人而持有股份)應盡可能被視為實益擁有人對待。為使股份之實益擁有人(其投資乃以代理人名義登記)接納收購建議，彼等必須指示其代理人關於彼等對收購建議之意向。

股東以郵寄方式寄發或獲寄發之所有股票、過戶收據、所有權文件(及／或任何就此所需令人滿意之任何彌償保證)及匯款支票，一切郵誤風險，概由彼等各自承擔。

一切有關文件及匯款支票，將按股東於本公司股東名冊上所示之地址(如屬聯名股東，則按於本公司股東名冊上排名首位之股東地址)寄發予彼等。

一切有關文件及匯款支票之郵誤風險，概由收件人承擔。收購人、格蘭酒店、百德能或任何彼等各自之董事或任何其他涉及收購建議之人士，概不會就因過戶產生之任何遺失或延誤事宜，或因此而產生之任何負債承擔任何責任。

(iii) 居於香港以外地區之股東，務須注意本文件附錄一所載「海外股東」一節。

於接獲接納及轉讓表格後，須盡快填妥接納及轉讓表格，連同不少於閣下擬接納收購建議所涉及股份數目有關之股票及／或過戶收據及／或任何其他所有權文件(及／或任何就此所需令人滿意之任何彌償保證)，以郵寄方式或親自送達方式，交往股票過戶及登記處香港中央證券登記有限公司，**地址為香港皇后大道東183號合和中心17樓，信封註明「格蘭酒店收購建議」，惟無論如何須於二零零二年十一月五日星期二下午四時正或收購人可能公佈符合收購守則之較後時間及／或日期前盡快交往股票過戶及登記處。**

海外股東

由於香港以外有關之司法權區之法例可能會影響向海外股東提呈收購建議，因此，海外股東應留意並遵守任何適用之法例規定。

每位有意接納收購建議之海外股東均有責任全面遵守有關司法權區之法例，包括取得可能規定之任何政府、外滙控制或其他同意，以及遵守其他所需之法定或法例規定。任何該等海外股東須負責任何該等發行、轉讓或須由其所支付之其他稅項，而由於該海外股東須支付有關款項，收購人、格蘭酒店、百德能及代表上述各方採取行動之任何人士有權獲該海外股東就任何該等發行、轉讓或其他稅項作出全面彌償保證而不會蒙受任何損失。

收購建議現時並無而且將來亦不會直接或間接在加拿大提出或向該國家內提出，或於加拿大以郵遞方式、藉其國內或其對外商貿之任何方法或工具或其國家證券交易之任何設施提出，或向該國家提出收購建議。此乃包括(但不限於)郵遞、傳真發送、電報及電話或電子傳送等方式。收購建議不得以任何該等方式、方法或工具或設施於加拿大予以接納。因此，本文件及隨附之接納及轉讓表格現時並無，而且不得，於加拿大以郵遞或藉其國內或其對外商貿之任何方法或工具或其國家證券交易之任何設施發送或派發，或向該國家發送或派發。收到該等文件之人士(包括但不限於保管人、代理人及受託人)不得在加拿大派發或發送或郵寄，或向該國家派發或發送或郵寄或從該等國家派發或發送或郵寄該等文件，否則，有關收購建議之任何意圖接納將不會生效。為任何目的而有意接納收購建議之人士，不得就接納收購建議而在加拿大使用與接納收購建議有直接或間接關係之郵遞或任何方式或工具。載有接納及轉讓表格之信封不得於加拿大蓋上郵戳日期或以其他方式由加拿大寄發，而所有接納收購建議之股東必須提供於加拿大以外之地址以收取滙出之任何現金款項，或交回有關接納及轉讓表格及／或轉讓收據及／或其他所有權文件及／或作出就此所需令人滿意之彌償保證。任何接納收購建議之股東若未能提供本文件附錄一第7段所載之陳述及保證，則該位股東將不被視為接納收購建議論。

2. 康蘭酒店

現有之248間酒店房間將改建為服務式寓所，以使整幢服務式寓所之管理可達致經濟效益。

格蘭酒店於一九八八年收購該兩項物業。鑒於過去十四年物業市場之轉變，及現在是時候重新評估此等物業之維修計劃，格蘭酒店董事表示，對未來計劃及物業翻新作整體評估考慮乃合適及具效益之舉。該等物業用途之變動乃日常業務過程中之商業決定，而收購將加速達成該計劃。

於完成後，該兩項物業之業務運作將為着效率原因，全歸恒隆地產集團之管理層負責。據此，只有衛蘭軒之酒店管理合約及汀蘭居之服務合約將保留為格蘭酒店之活躍業務，而該兩項改建物業將由恒隆地產管理及經營。由於僅得該兩項管理及服務合約，而衛蘭軒之管理合約估計會帶來負面回報，且該兩項改建物業僅帶來被動收入，恒隆地產董事認為，格蘭酒店並無足夠業務或可觀增長潛力保持上市地位。該上市公司將難以吸引新投資者或維持現有少數股東之投資意欲。還有，調配資源維持上市地位，長遠而言不會帶來成本效益。因此，收購人董事擬於收購建議完成後將格蘭酒店私有化，並隨即撤銷其股份於聯交所之上市地位。除本節「收購人就格蘭酒店集團之意向」所披露者外，收購人之董事無意為業務引入重大變動，包括將格蘭酒店集團之固定資產重新調配。由於分別改變雅蘭酒店及康蘭酒店之用途為寫字樓及服務式寓所，故此經營該等物業所需之員工數目，於改建後將予削減，而格蘭酒店集團將約有300名員工被遣散。將支付予被遣散員工之金額估計約為72,000,000港元，並已悉數撥備。

格蘭酒店董事

收購人不擬因收購建議而更改格蘭酒店董事會之成員。收購人希望現有格蘭酒店執行董事於強制收購後全部留任格蘭酒店董事會。

只要股份一直在聯交所上市，收購人便會確保有足夠獨立董事將繼續獲委任加入格蘭酒店之董事會。

接納及交收

(a) **接納收購建議之手續**

接納收購建議，獨立股東務須按照隨附接納及轉讓表格所印列之指示填妥接納及轉讓表格，而該等指示構成收購建議之條款及條件之一部份。

袁偉良先生，51歲，於一九七八年加盟恒隆集團出任財務總監。一九八零年當恒隆地產成為恒隆集團公司之附屬公司時，袁先生開始協助處理恒隆地產各類業務。彼於一九八六年出任恒隆地產執行董事，繼而於一九九二年獲委任為董事總經理。加盟恒隆集團前，袁先生在英國及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學。為英格蘭及威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生為亦為恒隆集團公司及格蘭酒店之董事總經理。

何世良先生，64歲，於一九七七年加入恒隆集團公司，並於一九九三年起出任執行董事。彼於二零零零年八月獲委任為恒隆地產之執行董事。何先生持有香港大學之建築學士學位，並為英國皇家建築師協會、澳洲皇家建築師學會及香港建築師學會之會員。何先生為英國及澳洲之註冊建築師，並為香港建築物條例認可人士(第一名冊)。於加入恒隆集團前，何先生乃前港府之建築師。何先亦為恒隆集團公司之執行董事。

吳士元先生，42歲，於二零零一年加盟恒隆集團出任執行董事。加盟恒隆集團前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事及財務總監。吳先生於香港聯合交易所有限公司之財務科及上市科任職逾五年，在任期間，彼被委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所持有資深的核數經驗。吳先生為澳洲執業會計師公會會員，彼持有澳洲新南威爾斯大學學士學位及亞洲國際公開大學工商管理碩士學位。吳先生亦為恒隆集團及格蘭酒店之執行董事。

收購人就格蘭酒店集團之意向

業務

收購人認為，實現該等物業之所有潛力之最有效業務計劃為對格蘭酒店現時擁有之物業進行下列改建工程：

1. *雅蘭酒店*

鑒於在該黃金地帶出租寫字樓及商業中心較經營酒店之盈利能力高，酒店之第五至第二十層將改建為設有配套商業設施之寫字樓。

條文收購所有股份。獨立股東務須注意，收購人可能會於適當時候全面收購彼等於格蘭酒店之股權。於強制收購後，格蘭酒店將成為恒隆地產之全資附屬公司，並將向聯交所申請撤銷股份於聯交所之上市地位。

倘未達致上述90%之接納水平，則格蘭酒店將根據收購守則第2.2條及上市規則第6.12條，尋求獨立股東批准撤銷股份在聯交所之上市地位。

股東務須注意，倘彼等選擇不接納收購建議而其後股份於聯交所撤銷上市地位，選擇不接納收購建議之股東將持有非上市公司之股份，而該等股份可能並無流通之市場。此外，在這情況下，格蘭酒店將不再受上市規則所規限。該等股東將成為一間透明度不大、較一間在聯交所上市之公眾公司在財務呈報規定上有限，以及有較少機會對重大收購事項或變現重大資產事宜進行投票之公司（受規管程度不大）之投資者。

視乎格蘭酒店能否維持於聯交所上市地位及符合最低公眾持股量規定，聯交所將密切注視格蘭酒店日後作出之一切資產收購或出售。聯交所可酌情要求格蘭酒店向其股東發出一份文件，而不論任何建議交易之金額，特別是建議交易等同格蘭酒店偏離主要業務。聯交所亦有權集合一系列交易處理，而該等交易可能令格蘭酒店被視作新上市申請人。

有關收購人之資料

收購人為一間於香港註冊成立之有限公司。自註冊成立以來，除進行有關收購之事宜外，並無從事任何業務。收購人為恒隆地產之一間全資附屬公司。收購人之董事會成員為陳啟宗先生、袁偉良先生、何世良先生及吳士元先生。

陳啟宗先生，52歲，於一九七二年加盟恒隆集團，一九八六年獲委任加入恒隆地產董事會，一九九一年出任主席。彼現任恒隆集團公司及格蘭酒店之主席。陳先生為渣打集團之董事會成員，並出任香港地產建設商會副會長、港美商務委員會－香港委員會及亞洲商業協會主席、亞洲協會副主席兼亞洲協會（香港分會）主席及東西中心董事會成員。陳先生亦為香港及海外多間大學及智囊團之管理機構或諮詢機構之成員。彼持有美國南加州大學工商管理學系碩士。

將雅蘭酒店改建為設有配套商業設施之寫字樓物業，以其座落之優秀地段及商業中心位置作為出租寫字樓，在今日而言相信較之於經營酒店業務更為有利可圖。儘管旺角有其他寫字樓可能與改建後之雅蘭酒店競爭，惟雅蘭酒店座落彌敦道(位列香港最繁忙街道之一)，毗鄰旺角地鐵站，地點方便。雅蘭酒店於改建後，將較附近寫字樓優勝。雅蘭酒店憑著其策略性位置及經翻新之內部單位，將於區內享有競爭優勢。再者，恒隆地產現已於同區經營四幢寫字樓，分別為麗斯大廈、栢裕商業中心、荷李活商業中心及旺角中心第一期，應能於物業管理方面進一步帶來協同效益。根據恒隆地產物業組合介乎6%至8%之回報率，恒隆地產董事將致力為該幢改建物業帶來相若回報。

與此同時，康蘭酒店將改建為服務式寓所，以使整幢大樓變為服務式寓所。將康蘭酒店改建為服務式寓所，將主要因為成本效益及效率得以大為改善而帶來利益。預期管理該等服務式寓所所需之員工人數，遠較管理酒店者為少，因為經營酒店須要有員工全時間當值，惟經營服務式寓所卻無此需要。此外，位於康山之康蘭酒店附近並無太多具規模之服務式寓所，因此競爭有限。還有，服務式寓所之潛在租客對象遠較酒店市場之對象廣泛，因為中期至長期而言，香港居民或外籍人士通常不會租住酒店房間，而單身專業人士、未有子女之夫婦及短期到港人士會考慮租住服務式寓所。鑒於位於康山之有關服務式寓所與太古城地鐵站相近，可為住客提供方便交通，因而吸引租客入住。現時位於康山之服務式寓所康蘭豪華寓所，於截至二零零二年六月三十日止以往三個財政年度均錄得逾90%之入住率，其中每間房間之平均收入，較格蘭酒店集團旗下酒店房間之平均收入為高。由於入住率高企，相信服務式寓所於康山一帶需求甚殷。

在改建該兩項物業後，恒隆地產之管理層預期可透過提升經濟規模，達致更佳回報。由於並無更改土地用途，進行改建工程僅須有限之政府批准。必須取得批准之工程僅為建築物工程，屬任何改建工程之標準申請事宜。估計改建雅蘭酒店及康蘭酒店將分別需要約港幣70,000,000元及約港幣10,000,000元。恒隆地產董事認為，進行上述改建工程將可為恒隆地產股東於該等物業中取得更佳回報。

強制收購及撤銷格蘭酒店上市地位

倘收購人就A股及B股之各類股份接獲有效接納(如否，除非收購守則批准撤銷)，為數分別不少於(i)提出收購建議時已發行無利害關係之A股及無利害關係之B股價值；及(ii)已發行A股及B股(收購人已擁有者除外)價值之90%。收購人有意根據公司條例第168條強制收購

接納收購建議之影響

獨立股東將可透過接納收購建議，按每股A股港幣1.84元及每股B股港幣0.184元之價格，向收購人出售彼等之股份及股份所附帶之一切權利(包括於二零零二年十月九日或之後所宣派、作出或支付之一切股息及分派)，惟不包括格蘭酒店將於二零零二年十一月二十五日舉行應屆股東週年大會上，批准格蘭酒店截至二零零二年六月三十日止年度之建議末期股息每股A股港幣0.01元及每股B股港幣0.001元。該末期股息若獲批准，則預期將於二零零二年十一月二十九日支付。

除收購守則准許外，否則不得撤回及不能撤銷收購建議之接納。

印花稅

賣方就接納收購建議而產生的從價印花稅，為就有關接納應付的金額每港幣1,000元(或不足港幣1,000元)須支付港幣1元，將由接納收購建議之獨立股東支付，並將於應向接納收購建議之獨立股東支付之金額中扣除，且由收購人代表該等接納收購建議之獨立股東向收取印花稅之辦事處支付印花稅。

收購建議之原因

物色機會建立土地儲備供日後發展，以及收購投資物業以加強投資物業組合，為恒隆地產集團日常業務之其中一環。物業公司亦傾向收購毗鄰物業，以便管理工作可以合乎效益之方式進行，並創造協同效應。因此，恒隆地產集團收購雅蘭酒店，以及康蘭酒店及康蘭豪華寓所(分別為恒隆地產集團已擁有及經營之雅蘭酒店商場及康怡廣場之一部份及位置相近)，對恒隆地產集團而言屬合乎邏輯及策略之舉，因而令收購顯得特別吸引，並有助恒隆地產集團增加物業組合，以及提升管理效率與經濟效益。恒隆地產董事認為，收購將可為恒隆地產集團之現有物業組合增加約702,620平方呎之投資物業。

儘管收購動用之資源可另行用作收購旺角及鰂魚涌之其他物業，惟該等已發展地區僅得非常有限之待售物業，而收購可供比較面積地段之機會亦甚低。此外，於該區收購物業涉及舊式建築物，且需要遷徙現有居民，因而需時甚久、過程繁複，以致成本高昂。由於收購可使恒隆地產集團收購格蘭酒店集團多幢整幢現有建築物，而該等建築物可輕易改建從而為恒隆地產集團帶來收益，對恒隆地產集團而言屬吸引之機會。改建該兩項物業所涉及之時間，遠較收地、拆卸及興建工序所需時間為少。該等物業只須稍作改動，且只要建築工程須獲批准，便能改建為投資物業，為恒隆地產集團帶來收益。

收購建議

根據收購守則第26.1條，百德能（代表收購人）正根據本文件及隨附接納及轉讓表格所載之條款，提出一項強制無條件現金收購建議，收購所有已發行股份（不包括收購人或與其一致行動人士已擁有或同意收購之股份）。收購建議包括A股收購建議及B股收購建議，並按下列基準提出：

A股收購建議：	**收購價每股A股現金港幣1.84元**，相當於根據收購每股A股之協定價格；及
B股收購建議：	**收購價每股B股現金港幣0.184元**，相當於根據收購每股B股之協定價格。

根據收購守則，收購人須向股東（與收購人一致行動之股東除外）提呈收購建議。Cole、百德能及夏佳理先生（身兼股東之格蘭酒店及恒隆地產董事）均被證監會視為與收購人一致行動人士。然而，根據公司條例有關全面收購之規定，收購人亦將於收購建議結束後，提呈購買該等一致行動人士持有之股份，作價為每股A股港幣1.84元及每股B股港幣0.184元，分別相當於收購建議項下之每股A股收購價及每股B股收購價。現階段並未清楚彼等各自是否有意向收購人出售股份。根據收購守則第2.11條，該等股份將不會被視為計入90%接納水平之無利害關係股份。

除A股及B股外，格蘭酒店並無其他尚未發行之股本證券（包括與股本有關之可換股證券、認股權證、股份期權或認購任何股本之權利（包括不可轉讓之股份期權））。

有關收購建議之條款及條件（包括接納手續）之其他資料，均載於本文件附錄一及隨附之接納及轉讓表格。

代價總額及財務資源

若A股收購建議及B股收購建議各自獲悉數接納，則收購人按A股收購建議及B股收購建議應付之總額，將分別約為港幣266,000,000元及港幣29,800,000元，即合共約港幣295,800,000元。收購人之財務顧問百德能信納收購人具備足夠資源，以應付全面接納收購建議所涉及之款項。收購建議將由恒隆地產集團之內部資源撥付。

百德能
證券

香港德輔道中4號
渣打銀行大廈22樓
電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

百德能代表收購人
提出無條件現金收購
格蘭酒店全部已發行股份
（不包括收購人及與其一致行動人士已擁有
或同意將予收購之股份）之建議
及
格蘭酒店私有化之建議

緒言

於二零零二年八月二十八日，恒隆集團公司、恒隆地產及格蘭酒店宣佈（其中包括）恒隆集團公司與恒隆地產已訂立買賣協議，涉及恒隆地產集團購買恒隆集團佔格蘭酒店460,575,581股A股及417,686,735股B股之全部權益，協定價格為每股A股港幣1.84元及每股B股港幣0.184元。完成日期為二零零二年十月九日。

完成後，收購人及與其一致行動人士擁有477,093,067股A股及438,282,785股B股，分別相當於已發行A股及B股約76.8%及73%。為符合收購守則第26.1條之規定，百德能（代表收購人）正提出一項強制性無條件現金收購建議，收購收購人或與其一致行動人士已擁有或同意收購之所有已發行股份。

獨立股東務須留意本文件第5至10頁之格蘭酒店董事會函件。務請獨立股東閱讀本文件第21頁之獨立董事委員會函件，以及本文件第22至44頁嘉誠亞洲有限公司（獨立董事委員會之獨立財務顧問）推薦接納收購建議之意見函件。

本函件載有收購建議之條款，連同有關收購人之資料，以及收購人對於格蘭酒店集團之未來意向。

意見

格蘭酒店董事會由八位格蘭酒店董事組成，其中三位為格蘭酒店執行董事、一位為格蘭酒店非執行董事，而四位為格蘭酒店獨立非執行董事。格蘭酒店執行董事不被視為可以獨立身份就收購建議之條款發表意見。格蘭酒店非執行董事陳樂怡女士同時擔任恒隆地產及格蘭酒店之董事職務，因此不適宜就收購建議之條款發表意見。在格蘭酒店獨立非執行董事之中，鄭漢鈞先生及殷尚賢先生均同時擔任恒隆地產及格蘭酒店之董事職務，因此亦被視為不適宜就收購建議之條款發表意見。由於夏佳理先生持有恒隆集團公司、恒隆地產及格蘭酒店之股份，因此亦被視為不適宜就收購建議之條款發表意見。有見及此，格蘭酒店董事會已建議夏德先生作為獨立董事委員會之唯一成員，就收購建議之條款發表意見，並就收購建議向獨立股東提供推薦建議。敬請留意本文件第21頁所載獨立董事會委員會函件，其中載有獨立董事委員會就收購建議向獨立股東提供之推薦建議。嘉誠之函件(載有嘉誠就收購建議向獨立董事委員會提供之意見及推薦建議)載於本文件第22至44頁。

其他資料

敬請留意百德能之函件，該函件載於本函件之後，並載有收購建議之詳情、收購人之資料及收購人就格蘭酒店集團日後之意向。

敬請亦留意本文件各附錄所載之其他資料。

此致

列位獨立股東　台照

承董事會命
執行董事
吳士元
謹啟

二零零二年十月十五日

倘收購人就A股及B股之各類股份接獲有效接納（如否，除非收購守則批准撤銷），為數分別不少於(i)提出收購建議時已發行無利害關係之A股及無利害關係之B股價值；及(ii)已發行A股及B股（收購人已擁有者除外）價值之90%。收購人有意根據公司條例第168條強制收購條文收購所有股份。於強制收購後，格蘭酒店將成為恒隆地產之全資附屬公司，並將向聯交所申請撤銷股份於聯交所之上市地位。

倘收購建議之接納情況未達至上述之90%接納水平，格蘭酒店將根據收購守則第2.2條及上市規則第6.12條，尋求格蘭酒店獨立股東批准撤銷股份在聯交所之上市地位。

股東應注意，倘選擇不接納收購建議而其後股份於聯交所撤銷上市地位，選擇不接納收購建議之股東將持有非上市公司之股份，而該等股份可能並無流通之市場。

聯交所已表明，視乎格蘭酒店能否維持於聯交所上市地位及符合最低公眾持股量規定，聯交所將會密切注視格蘭酒店日後作出之一切資產收購或出售。聯交所已表示，可酌情要求格蘭酒店向其股東發出一份通函，而不論任何建議交易之金額，特別是建議交易等同格蘭酒店偏離主要業務。聯交所亦有權集合一系列交易處理，而該等交易可能令格蘭酒店被視作新上市申請人。

接納收購建議之手續

敬請留意本文件附錄一及隨附之接納及轉讓表格，該等部份均載有接納收購建議之手續。

為接納收購建議，獨立股東應按照隨附之接納及轉讓表格所印列之指示填妥接納及轉讓表格，而有關指示為收購建議之條款及條件其中一部份。

於接獲接納及轉讓表格後，須盡快填妥接納及轉讓表格，連同不少於閣下擬接納收購建議所涉及股份數目有關之股票及／或過戶收據及／或任何其他所有權文件（及／或任何就此所需令人滿意之任何彌償保證），以郵寄方式或親自送達方式，交往股票過戶及登記處香**港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓，信封註明「格蘭酒店收購建議」，惟無論如何須於二零零二年十一月五日星期二下午四時正或收購人可能公佈符合收購守則之較後時間及／或日期前交往股票過戶及登記處。**

股權架構

下表載列格蘭酒店於恒隆地產完成買賣協議之收購後之股權架構：

	A股數目	%	B股數目	%
與收購人一致行動之人士：				
恒隆地產集團	460,575,581	74.09	417,686,735	69.61
Cole (附註1)	15,765,607	2.54	20,396,065	3.40
夏佳理 (附註2)	171,879	0.03	199,985	0.03
百德能 (附註3)	580,000	0.09	—	—
小計	477,093,067	76.75	438,282,785	73.04
獨立股東	144,538,159	23.25	161,717,215	26.96
總計	621,631,226	100	600,000,000	100

附註：

1. Cole為持有恒隆集團公司、恒隆地產及格蘭酒店股份之若干信託基金之受託人。恒隆集團公司陳樂宗先生之一名聯繫人(恒隆集團公司之非執行董事)，為其中一項信託基金之眾多全權託管對象成員。

2. 恒隆地產及格蘭酒店之獨立非執行董事。

3. 恒隆地產之財務顧問。

其他資料

敬請留意本文件附錄二(載有格蘭酒店集團之其他財務資料)及本文件附錄五所載之其他資料。

收購人就格蘭酒店集團之意向

敬請留意本文件第11至20頁所載百德能之函件，內容關於收購人就格蘭酒店集團之意向。

強制收購及撤銷格蘭酒店上市地位

敬請留意本文件第11至20頁所載百德能之函件，內容關於收購人就格蘭酒店上市地位之意向及聯交所就格蘭酒店集團維持於聯交所之指定最低公眾持股量以及日後收購及出售資產而發表之若干聲明。

獨立股東透過接納收購建議，將按每股A股港幣1.84元及每股B股港幣0.184元之價格，出售彼等之股份及該等股份附帶之權利予收購人，其中包括收取於二零零二年十月九日或之後所宣派、作出或支付之一切股息及分派（不包括格蘭酒店將於二零零二年十一月二十五日所召開之應屆股東週年大會上提呈截至二零零二年六月三十日止年度之擬派末期股息每股A股港幣0.01元及每股B股港幣0.001元）。有關末期股息如獲批准，預期於二零零二年十一月二十九日派發。

收購建議之其他條款及條件，包括接納手續，載於本文件第11至20頁百德能之函件、本文件附錄一，以及隨附之接納及轉讓表格。

有關格蘭酒店之資料

背景及主要業務

於恒隆地產完成買賣協議之收購後，格蘭酒店現成為恒隆地產之附屬公司。格蘭酒店之主要業務為控股投資，並透過其附屬公司擁有及管理酒店及服務式寓所。格蘭酒店擁有及管理位於旺角之雅蘭酒店及位於鰂魚涌之康蘭酒店及康蘭豪華寓所，以及管理灣仔之衛蘭軒及荃灣之汀蘭居。

財務資料

下表載列格蘭酒店集團截至二零零二年六月三十日止三個年度之經審核綜合業績概要：

	截至六月三十日止年度		
	二零零零年	二零零一年	二零零二年
	港幣百萬元	港幣百萬元	港幣百萬元
營業額	264.2	271.9	224.4
股東應佔純利	21.3	33.0	18.2

格蘭酒店集團於二零零二年六月三十日之經審核綜合資產淨值約為港幣1,673,500,000元，相當於每股A股港幣2.46元及每股B股港幣0.246元。

每股A股及每股B股於二零零二年六月三十日之經審核綜合資產淨值，經參考格蘭酒店物業於二零零二年八月二十八日之最新估值及衛蘭軒管理合約之價值而調整後，分別為港幣1.84元及港幣0.184元。根據收購守則第11.3條，在可見將來並無潛在稅務負債。

本文件旨在向閣下提供(其中包括)有關收購建議之資料。收購建議之主要條款載於本函件、本文件第11至20頁百德能之函件、本文件附錄一，以及隨附之接納及轉讓表格。獨立董事委員會函件(載有就收購建議向獨立股東提出之推薦建議)載於本文件第21頁。嘉誠之函件(載有就收購建議向獨立董事委員會提出之意見及推薦建議)載於本文件第22至44頁。

收購建議

百德能(代表收購人)正根據收購守則第26.1條，按本文件及隨附之接納及轉讓表格所載之條款，提出強制性無條件現金收購全部已發行股份建議(不包括收購人及與其一致行動人士已擁有或同意將予收購之所有已發行股份)。收購建議包括A股收購建議及B股收購建議，而收購之基準如下：

A股收購建議：	**每股A股之收購價為現金港幣1.84元**，相當於根據收購每股A股之協定價格；及
B股收購建議：	**每股B股之收購價為現金港幣0.184元**，相當於根據收購每股B股之協定價格。

根據收購守則，收購人須向股東(與收購人一致行動之股東除外)提出收購建議。Cole、百德能及夏佳理先生(身兼股東之格蘭酒店及恒隆地產董事)，已被證監會視為與收購人一致行動人士。然而，誠如百德能之函件所述，收購人為遵守公司條例之強制收購規定，亦會提出購買由Cole、百德能及夏佳理先生所持有之股份，購買價與於收購建議截止後收購建議之收購價相同。現階段並未清楚彼等各自是否有意向收購人出售股份。誠如百德能之函件所述，根據收購守則第2.11條，該等股份將不會被視為計入90%接納水平之無利害關係股份。

除A股及B股外，格蘭酒店並無其他尚未發行之股本證券(包括與股本有關之可換股證券、認股權證、股份期權或認購任何股本之權利(包括不可轉讓之股份期權))。

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(於香港註冊成立之有限公司)

執行董事：
陳啟宗(主席)
袁偉良
吳士元

非執行董事：
陳樂怡

獨立非執行董事：
殷尚賢
夏佳理
鄭漢鈞
夏德

註冊辦事處：
香港中環
德輔道中四號
渣打銀行大廈二十八樓

敬啟者：

百德能代表收購人
提出無條件現金收購格蘭酒店全部已發行股份
(不包括收購人及與其一致行動人士已擁有或同意將予
收購之股份)之建議
及
格蘭酒店私有化之建議

緒言

於二零零二年八月二十八日，恒隆集團公司、恒隆地產及格蘭酒店宣佈(其中包括)，恒隆集團公司與恒隆地產已訂立買賣協議，內容關於恒隆地產集團按協定價每股A股港幣1.84元及每股B股港幣0.184元，購買恒隆集團於格蘭酒店460,575,581股A股及417,686,735股B股之全部權益。完成日期為二零零二年十月九日。

於完成後，收購人及與其一致行動人士將擁有477,093,067股A股及438,282,785股B股，分別佔已發行A股及B股約76.8%及73%。根據收購守則第26.1條，百德能(代表收購人)正就收購人及與其一致行動人士並無擁有或同意將予收購之全部已發行股份，提出強制無條件現金收購建議。

預期時間表

二零零二年

所有時間均指香港時間

開始接納收購建議之日期……十月十五日(星期二)

接納收購建議之最後限期(附註1)……十一月五日(星期二)下午四時正

接納收購建議之截止日期(附註1)……十一月五日(星期二)

透過聯交所以大利市方式公佈
截止接納收購建議及
收購建議結果之日期……十一月五日(星期二)下午七時正

於報章公佈截止接納收購建議及
收購建議結果之日期……十一月六日(星期三)

就根據收購建議所接獲之有效接納表格
寄發股款之最後日期(附註2)……十一月十五日(星期五)

將於接納水平達90%後任何時間發出強制收購通知(附註3)。

附註：

1. 收購建議為不附帶條件，於二零零二年十一月五日(星期二)下午四時正前可供接納。收購人儘管無意將收購建議之限期修訂或延遲至較後日期，惟保留有關權利。收購人亦保留權利延遲收購建議之限期，從而取得必要之接納水平以符合公司條例之強制收購規定。根據收購守則，除非收購人於當時有權行使強制收購權力，否則收購建議可供接納期間不會超過二零零二年十月十五日(即本文件之寄發日期)起計四個月以上。誠如百德能之函件「強制性收購及撤銷格蘭酒店上市地位」一節所述，收購人擬行使強制收購權利。

2. 股票過戶及登記處於接獲正式填妥之接納表格後，將於十日內以普通郵遞方式向有關獨立股東寄發有關有效接納收購建議之股款。

3. 刊發強制收購通知前，便會在取得90%接納水平後刊發公佈，而收購人將進行強制收購。

「獨立董事委員會」	指	僅由夏德先生組成之格蘭酒店董事會之獨立委員會，獲委任就收購建議向獨立股東作出建議；
「獨立股東」	指	收購人及與其一致行動人士以外之股東；
「最後實際可行日期」	指	二零零二年十月十二日，即本通函付印前為確定其中所載資料是否準確之最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司證券上市規則；
「收購人」	指	AP Star Limited，於香港註冊成立之公司，為恒隆地產之全資附屬公司；
「收購建議」	指	A股收購建議及B股收購建議；
「百德能」	指	百德能證券有限公司，為根據香港法例第333章證券條例註冊之投資顧問及證券交易商；
「股票過戶及登記處」	指	香港中央證券登記有限公司，本公司之股票過戶及登記處，地址為香港皇后大道東183號合和中心17樓；
「買賣協議」	指	於二零零二年八月二十八日由(其中包括)恒隆地產及恒隆集團公司訂立有關收購之有條件買賣協議；
「披露權益條例」	指	香港法例第396章證券(披露權益)條例；
「證監會」	指	香港證券及期貨事務監察委員會；
「股份」	指	A股及B股；
「股東」	指	A股及／或B股之持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；
「港幣」	指	港幣，香港法定貨幣；及
「%」	指	百分比。

釋　義

「Cole」	指	Cole Limited，為若干項信託基金之受託人，該等信託基金持有恒隆集團公司、恒隆地產及格蘭酒店之股份。恒隆集團公司之非執行董事陳樂宗先生之聯繫人為其中一項信託基金之眾多全權託管對象之成員；
「公司條例」	指	香港法例第32章公司條例；
「完成」	指	完成買賣協議；
「關連人士」	指	具有上市規則賦予之涵義；
「執行人員」	指	證監會企業融資科之執行人員或其任何代表；
「首項公佈」	指	恒隆集團公司、恒隆地產及格蘭酒店於二零零二年八月二十八日就收購及根據收購預期進行之交易而聯合刊發之公佈；
「格蘭酒店」	指	格蘭酒店集團有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市；
「格蘭酒店董事會」	指	格蘭酒店董事會；
「格蘭酒店董事」	指	格蘭酒店董事；
「格蘭酒店集團」	指	格蘭酒店及其附屬公司；
「恒隆集團公司」	指	恒隆集團有限公司（前稱「恒隆有限公司」），一間於香港註冊成立之公司，其股份於聯交所上市；
「恒隆集團」	指	恒隆集團公司及其附屬公司；
「恒隆地產」	指	恒隆地產有限公司（前稱「淘大置業有限公司」），一間於香港註冊成立之公司，其普通股於聯交所上市，並由其控股股東恒隆集團公司持有其約61.6%權益；
「恒隆地產董事」	指	恒隆地產董事；
「恒隆地產集團」	指	恒隆地產及其附屬公司；
「香港結算」	指	香港中央結算有限公司；
「香港」	指	中華人民共和國香港特別行政區；

於本文件中，除非文義另有所指，否則下列詞彙具有下文所載之涵義：

「A股」	指	格蘭酒店股本中每股面值港幣0.10元之普通A股；
「A股收購建議」	指	百德能代表收購人提出之無條件現金收購全部已發行A股（收購人及與其一致行動人士已擁有或同意將予收購之A股除外）之建議，詳情載於本文件；
「收購」	指	由恒隆地產集團根據買賣協議收購恒隆集團之460,575,581股A股及417,686,735股B股權益，即分別於最後實際可行日期佔已發行之A股及B股約74.1%及69.6%權益；
「該等公佈」	指	首項公佈，以及恒隆集團公司、恒隆地產及格蘭酒店於二零零二年八月二十九日就收購建議而聯合刊發之公佈；
「聯繫人」	指	具有上市規則賦予之涵義；
「B股」	指	格蘭酒店股本中每股面值港幣0.01元之普通B股；
「B股收購建議」	指	百德能代表收購人提出之無條件現金收購全部已發行B股（收購人及與其一致行動人士已擁有或同意將予收購之B股除外）之建議，詳情載於本文件；
「嘉誠」	指	嘉誠亞洲有限公司，根據香港法例第333章證券條例註冊之投資顧問及註冊交易商，以及獨立董事委員會在收購建議之條款方面之獨立財務顧問；
「中央結算系統」	指	由香港結算設立及運作之中央結算及交收系統；
「卓德」	指	卓德測計師行有限公司，格蘭酒店名下物業之獨立估值師；

目　錄

此乃要件　請即處理

閣下如對本文件任何內容或對應採取之行動**有任何疑問**，應諮詢閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之格蘭酒店集團有限公司股份全部**售出或轉讓**，應立即將本文件及接納及轉讓表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

恒隆地產
HANG LUNG PROPERTIES

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司
(於香港註冊成立之有限公司)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(於香港註冊成立之有限公司)

百德能證券有限公司代表
AP STAR LIMITED（恒隆地產有限公司之全資附屬公司）
提出無條件現金收購格蘭酒店集團有限公司全部已發行股份
（不包括AP STAR LIMITED及與其一致行動人士已擁有或同意將予收購之股份）之建議

及

格蘭酒店集團有限公司私有化之建議

恒隆地產有限公司之財務顧問

百德能
證券

格蘭酒店集團有限公司獨立董事委員會之
財務顧問

CAZENOVE
嘉誠亞洲有限公司

百德能之函件(載有(其中包括)收購建議條款詳情)載於本文件第11至20頁。

獨立董事委員會函件(載有關於對收購建議之推薦建議)載於本文件第21頁。嘉誠之函件(載有嘉誠就收購建議向獨立董事委員會提出之建議)載於本文件第22至44頁。

收購建議之接納及交收手續載於本文件附錄一第45至53頁，以及隨附之接納及轉讓文件。收購建議之接納文件最遲須於二零零二年十一月五日下午四時正或收購人所公佈且符合收購守則之較後時間及／或日期前，送達香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓。

二零零二年十月十五日

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-232-2002/HLP

15th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement re Despatch of the Composite Document

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 15th October, 2002 at 7.15 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Sandra Leung on 28790281.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/rh

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

Our Ref: SO-233-2002/HLP

16th October, 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong

Attention: Mr. Joseph Wan

Dear Sirs,

Joint Announcement re: Despatch of the Composite Document
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
/rh

COPY

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

UNCONDITIONAL CASH OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF AP STAR LIMITED ("OFFEROR"), A WHOLLY-OWNED SUBSIDIARY OF HANG LUNG PROPERTIES LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN GRAND HOTEL HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY THE OFFEROR AND PARTIES ACTING IN CONCERT WITH IT) AND PROPOSED PRIVATISATION OF GHH

Financial Adviser to Hang Lung Properties Limited

PLATINUM
Securities

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, among other things, the terms and conditions of the Offers with the accompanying form(s) of acceptance and transfer has been despatched to the Shareholders on 15th October, 2002.

The Offers are not being made, and will not be made directly or indirectly in or into Canada.

The Offers are, by means of this announcement, extended to all persons to whom the Composite Document may not be despatched and who hold Shares in GHH to which the Offers relate.

Reference is made to the joint announcements dated 28th and 29th August, 2002 (the "Joint Announcements") made by Hang Lung Group Limited ("HLG"), Hang Lung Properties Limited ("HLP") and Grand Hotel Holdings Limited ("GHH"). Terms used herein, unless otherwise defined, have the same meanings as in the Joint Announcements.

A composite offer document (the "Composite Document"), issued by GHH and the Offeror, containing, among other things, the terms and conditions of the Offers with the accompanying form(s) of acceptance and transfer, the opinion of the independent board committee of GHH and the letter of advice from Cazenove Asia Limited to the independent board committee of GHH in relation to the Offers has been despatched to the Shareholders on 15th October, 2002.

The Offers are not being made, and will not be made directly or indirectly in or into Canada, or by the use of mail or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, Canada. This includes, but is not limited to post, facsimile transmission, telex and telephone or electronic means. The Offers will not be capable of acceptance by any such use, means, instrumentality or facilities from within Canada. Any person (including, without limitation, nominees, trustees or custodians) who are overseas persons or who would, or otherwise intend to, forward this announcement to any jurisdiction outside Hong Kong should seek appropriate advice before taking any action.

This announcement is not being, and will not be published or otherwise distributed or sent in or into Canada and persons reading this announcement, including custodians, nominees and trustees, must not distribute or send this announcement, the Composite Document or the accompanying form(s) of acceptance and transfer in, into or from Canada and doing so may invalidate any related purported acceptance of the Offers.

The Offers, which are made by means of the Composite Document and this announcement, is capable of acceptance from 15th October, 2002 in accordance with the details set out or referred to in the Composite Document. The Offers are, by means of this announcement, extended to all persons to whom the Composite Document may not be despatched and who hold Shares in GHH to which the Offers relate. Such persons are informed that printed copies of the Composite Document and the accompanying form(s) of acceptance and transfer are available for collection from the registered office of Grand Hotel Holdings Limited at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong and from Platinum Securities Company Limited at 22nd Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong from 15th October, 2002 until the closing of the Offers.

The Offers, which are unconditional, opened on 15th October, 2002 and will remain open for acceptance until 4:00 p.m. on Tuesday, 5th November, 2002. While the Offeror has no intention of revising or extending the Offers beyond this date, it reserves the right to do so. The Offeror also reserves the right to extend the Offers in order to allow it to achieve the level of acceptance necessary to enable it to avail itself of the compulsory acquisition provisions under the Companies Ordinance. Pursuant to the Takeovers Code, the Offers may not remain open for acceptance for more than four months from 15th October, 2002 (being the date of posting the Composite Document) unless the Offeror has by that time become entitled to exercise such powers of compulsory acquisition. As stated in the section headed "Compulsory acquisition and withdrawal of listing of GHH" in the letter from Platinum contained in the Composite Document, the Offeror intends to exercise its rights of compulsory acquisition.

Independent Shareholders are advised to read the Composite Document and the letter of advice from Cazenove Asia Limited, the independent financial adviser to the independent board committee of GHH, contained therein before deciding whether or not to accept the Offers.

By Order of the Board
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By Order of the Board
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 15th October, 2002

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Our Ref: SO-227-2002/HLPL

18th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Circular re Notice of Annual General Meeting,
Share Option Scheme and Repurchase Mandate

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Jessie Wong)

COPY

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.

2. To declare a final ordinary dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "**THAT**:

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

  (i) the conclusion of the next Annual General Meeting of the Company;

  (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

  (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "**THAT**:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(d) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 5A(c) in the Notice of this Meeting), (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 5A(b) in the Notice of this Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary

Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

6. "That conditionally on the approval of the share option scheme, principal terms of which are set out in the summary sent to shareholders with this Notice and the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "Share Option Scheme") by the shareholders at the annual general meeting of Hang Lung Group Limited, the Company's holding company, and conditionally on The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the Share Option Scheme, the Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the Board of Directors of the Company or a duly authorised committee thereof be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and to take all such steps as may be necessary or desirable to implement the Share Option Scheme and to vote on any matter connected therewith notwithstanding that they or any of them may be interested in the same."

To consider and, if thought fit, pass the following resolution as Special Resolution:

7. "That the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) inserting the words "(including an electronic communication)" after the words "non-transitory form" in the definition of ""writing" or "printing""; and

(b) inserting after the expression "newspaper" the following new expressions:

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;

"communication" shall include a communication comprising sounds or images or both;

"electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunication system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;

B. by adding the following at the end of Article 167(B):

"(C) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents.

(D) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents.";

C. by adding the following after the words "Chinese language newspaper" in the seventh line in Article 171:

"or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a notice of availability"). The notice of availability may be given to members by placing it on the Company's computer network or by electronic communication or any of the means set out in this Article.";

D. by adding the words "or documents" after the words "In the case of joint holders of a share, all notices" in the seventh line in Article 171;

E. by altering Article 173 in the following manner:

(a) adding the words "or document" after the words "Any notice" in the first line in Article 173; and

(b) adding the following at the end of Article 173:

"Any notice or document sent by electronic communication shall be deemed to be given on the day on which it is transmitted from the server or other transmitting device of the Company or its agent. A document placed on the Company's computer network is deemed sent by the Company on the day following that on which a notice of availability is deemed served on the member. A notice of availability placed on the Company's computer network is deemed served on the member on the day it is uploaded onto the Company's computer network.";

F. by adding the words "or served by any means permitted by and" after the words "registered address of any member" in the second line in Article 176; and

G. by inserting the following new Article 177A immediately after the existing Article 177:

"Any notice or document (including the relevant financial documents or the summary financial report) may be given to a member in either the English language or the Chinese language (or both), subject to due compliance with all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time.""

8. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 8th October, 2002

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Register of Members will be closed from Wednesday, 13th November, 2002 to Friday, 15th November, 2002, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final ordinary dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 12th November, 2002.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

6. A summary setting out the principal terms of the Share Option Scheme of the Company referred to in Resolution No. 6 above is appended to this Notice.

7. In relation to Resolution No. 7 above, approval is being sought from the members for amending the Articles so as to permit the Company to take advantage of new legislation which offers members the choice to receive the summary financial report in place of the Company's financial documents and the choice to forego receipt of a printed copy of either the summary financial report or the Company's financial documents or any corporate documents in favour of relying on the versions of those documents published on the Company's computer network, and also allow the Company to send corporate documents in either English or Chinese language.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this document the omission of which would make any statement herein misleading.

SUMMARY OF PRINCIPAL TERMS OF, AND OTHER INFORMATION ON, SHARE OPTION SCHEME

A. SUMMARY OF PRINCIPAL TERMS OF SHARE OPTION SCHEME

The following is a summary of the principal terms of the Share Option Scheme ("the Scheme") proposed to be approved at the Annual General Meeting:

In the Scheme the following expressions have the following meanings:

"Eligible Participant" any:

(a) Employee;

(b) non-executive director and any independent non-executive director or officer of any member of the Group;

(c) Secondee;

(d) business partner, agent, consultant or representative of any member of the Group;

(e) supplier of goods or services to any member of the Group or any director or employee of any such supplier;

(f) customer of any member of the Group or any director or employee of any such customer;

(g) person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Group or any director or employee of any such entity;

"Employee" any executive director or employee of, or any person who has accepted an employment offer by (and is awaiting commencement of his employment with), any member of the Group (in each case, whether full time or part time);

"Grantee"	any Eligible Participant who accepts an offer in accordance with the terms of the Scheme or (where the context so permits) the Personal Representatives of such Eligible Participant;
"Group"	the Company and its holding company and subsidiaries, and the subsidiaries of such holding company;
"Listing Rules"	the rules governing the listing of securities on the Stock Exchange, as amended;
"Option"	an option to subscribe for Shares granted pursuant to the Scheme;
"Personal Representative(s)"	the person or persons who, in accordance with the laws of succession applicable in respect of the death of a Grantee, is or are entitled to exercise an Option granted to such Grantee;
"Scheme"	the Share Option Scheme described in this summary (in its present or any amended form);
"Secondee"	a person who is seconded to work for any member of the Group;

1. **Purpose**

The purpose of the Scheme is to enable the Company to grant options to selected participants as incentives or rewards for their contributions to the Group.

2. **Who may join**

On and subject to the terms of the Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Eligible Participant as it may at its absolute discretion select.

3. **Approval of the shareholders or independent non-executive directors of the holding company**

Insofar and for so long as the Listing Rules so require and the shares of any holding company of the Company are listed on the Stock Exchange, any provision in the Scheme requiring the approval of the shareholders or independent non-executive directors of the Company is to be construed as also requiring the approval of the shareholders or independent non-executive directors (as the case may be) of such holding company.

4. **Administration**

The Scheme shall be subject to the administration of the Board which shall, in its discretion and based on such factors as it shall consider relevant:

(a) grant Options to those Eligible Participants whom it shall select from time to time;

(b) determine the time of the grant of Options;

(c) determine the number of Shares to be subject to each Option;

(d) determine the terms and conditions of each Option;

(e) approve the form of option agreements setting out the terms on which particular Options are granted;

(f) construe and interpret the terms and conditions of the Scheme and Options;

(g) prescribe, amend and rescind rules and regulations relating to the Scheme; and

(h) subject to the other provisions of the Scheme, have power to vary the terms and conditions of any option agreement, including extending the period within which Shares must be taken up under an Option (subject to paragraph 8), and waiving or amending (in whole or in part) any conditions to which Options are subject.

5. **Grant of Option**

On and subject to the terms of the Scheme, the Listing Rules and all applicable laws and other regulations, the Board may at any time within 10 years commencing on the date the Scheme is adopted by the Company make offers for the grant of Options to such Eligible Participants as the Board may in its absolute discretion select.

6. **Acceptance of offer for the grant of Options**

The consideration payable on acceptance of an offer for the grant of Options shall be such amount as the Board may in its absolute discretion determine. An offer shall be deemed to have been accepted when the counterpart of the option agreement duly signed by the Grantee together with a remittance in favour of the Company of the amount of the consideration for the grant of the Option is received by the Company at the place specified in the option agreement. Such consideration shall not be refundable. On such acceptance, the relevant Option shall (subject to certain limited exceptions) be treated as having been granted on the date of the offer.

7. **Subscription price**

The subscription price payable on exercise of an Option shall be such price as the Board may in its absolute discretion determine at the time of its grant, and may be fixed at different prices for different periods during which the Option is to be exercised, provided that it shall not be less than whichever is the highest of (a) the closing price of the Shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheet on the date of grant; (b) the average of the closing prices of the Shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of the Shares.

8. **Option period**

The period within which the Shares must be taken up under an Option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed any maximum length permitted by the Listing Rules, currently 10 years from the date of grant of the relevant Option.

9. **Rights are personal to Grantee**

An Option shall be personal to the Grantee and shall not be assignable or transferable.

10. **Ranking of Shares**

The Shares to be allotted and issued upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Company from time to time in force and shall rank pari passu in all respects with the existing fully paid Shares in issue on the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members.

11. **Rights on death, ill health, injury or disability**

If a Grantee dies, his Personal Representatives may exercise the Option (to the extent exercisable at the date of death) within the period of 12 months, failing which the Option will lapse.

If a Grantee ceases to be an Eligible Participant by reason of ill health, injury or disability, he or his Personal Representatives may exercise the Option (to the extent exercisable at the date of cessation) within the period of 6 months, failing which the Option shall lapse.

12. **Rights on cessation for other reasons**

If a Grantee ceases to be an Eligible Participant in circumstances other than those described in paragraphs 11, 13 or 14 then, unless otherwise provided in his option agreement, the Grantee may exercise his Option, to the extent exercisable at the date of such cessation, within 3 months after such cessation (or such longer period as the Board shall decide), provided that no exercise is permitted after the expiration of the term of such Option as set out in the option agreement. If the Option is not exercised within the time specified, it will lapse. For these purposes, the expiry of any contract or appointment and its renewal within 30 days shall not be treated as such a cessation.

13. **Termination due to serious misconduct, breach of contract, bankruptcy, insolvency etc.**

If a Grantee was an Employee but ceases to be an Eligible Participant by reason of the termination of his employment on grounds entitling the employer to effect such termination without notice (including serious misconduct, any act of bankruptcy or arrangement or composition with creditors, or conviction of any criminal offence involving integrity or honesty) whether pursuant to the terms of the contract of employment of the Grantee or otherwise, the Option granted to him shall lapse immediately.

If an event occurs in relation to a Grantee, other than an Employee, by reason of which, if he had been an Employee, the Company would have been entitled to terminate his employment without notice as referred to above, the Option granted to him shall lapse immediately.

If the Grantee at the time of grant to him qualified as an Eligible Participant because he fell within paragraphs (d), (e), (f) or (g) of the definition of "Eligible Participant", and such Grantee has

ceased to qualify, or he or the entity described in such paragraph of which he is a director or employee has, after the grant of such Option, committed any breach of a contract entered into between such Grantee or entity and the relevant member of the Group, then all his outstanding Options shall lapse automatically and cease to be exercisable on the date of the Directors' determination that it has occurred.

14. **Rights on termination due to the separate listing or sale of a member of the Group, disposal of the business of a member of the Group, etc.**

If the Board considers that, due to the separate listing or sale of a member of the Group or disposal of the business of a member of the Group, a Grantee should cease to be treated as an Eligible Participant, or if the Company or another member of the Group is reorganised or merged or consolidated with another entity (and paragraphs 15 and 16 below do not apply), the Board may at its sole discretion (a) make such arrangements as it considers appropriate for the grant of substitute options or share purchase rights of equivalent fair value to an Option in the purchasing, surviving or newly-listed company; (b) reach such accommodation with the Grantee as it considers appropriate, including the payment of cash compensation to the Grantee (or his Personal Representatives) equivalent to the fair value of an Option to the extent exercisable; (c) waive any conditions to vesting of an Option to the extent not already exercised; or (d) permit the continuation of an Option in accordance with its original terms.

15. **Rights on takeover**

If a general offer by way of takeover is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), and the offer becomes or is declared unconditional in all respects, the Grantee (or his Personal Representatives) may by notice in writing to the Company within 28 days thereafter (or such longer time as the Board may determine is appropriate to enable the Grantee to participate in the offer on a similar basis to the holders of Shares) exercise the Option (to the extent not already exercised) in respect of some or all of the Shares over which the Option was granted, provided that if the Option has not been exercised within such period it shall lapse.

16. **Rights on compromise or arrangement**

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of the amalgamation of the Company with any other company or companies, the Company shall give notice to the Grantee on the same date as it despatches the notice to each member or creditor of the Company summoning the meeting to consider such compromise or arrangement, and thereupon the Grantee (or his Personal Representatives) may, until the expiry of the period commencing on such date and ending on the earlier of the date 2 calendar months thereafter and the date on which such compromise or arrangement is sanctioned by the court, exercise any of his Options (to the extent not already exercised) in respect of some or all of the Shares over which the Option was granted, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective, and upon such compromise or arrangement becoming effective all Options shall lapse except insofar as previously exercised under the Scheme. The Company may require the Grantee (or his Personal Representatives) to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position, as nearly as possible, as would have been the case had such Shares been subject to such compromise or arrangement.

17. **Rights on voluntary winding-up of the Company**

If a notice is given by the Company to its members to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution for the voluntary winding-up of the Company, the Company shall on the same date or soon after it despatches such notice to each member of the Company give notice thereof to all Grantees (together with a notice of the existence of the provisions of this paragraph), and thereupon each Grantee (or his Personal Representatives) shall be entitled to exercise any of his Options (to the extent not exercised) in respect of some or all of the Shares over which the Option was granted, at any time not later than 7 business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible, and in any event no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Grantee credited as fully paid. If such resolution is duly passed, all Options shall thereupon lapse except insofar as previously exercised under the Scheme.

18. **Lapse of Option**

Subject to the discretion of the Board to extend the period within which the Shares must be taken up under the Option in accordance with paragraphs 4 and 8, an Option shall lapse automatically and cease to be exercisable on the earliest of (a) the expiry of the period within which the Shares must be taken up; (b) any of the dates or occurrences, or the expiry of any of the periods, referred to in paragraphs 11, 12, 13, 15, 16 or 17 as giving rise to such lapse; and (c) the date on which the Board certifies that there has been a breach of paragraph 9, including any agreement by the Grantee to create any interest in such Option in favour of a third party.

19. **Cancellation of Option**

Options granted but not exercised and not lapsed in accordance with the terms of the Scheme may be cancelled by the Company with the approval of the Eligible Participant. Where the Company cancels Options and issues new Options to the same Grantee, the issue of such new Options may only be made under the Scheme with available unissued Options (excluding the cancelled Options) within the limits set out in paragraphs 20 (a) to (f).

20. **Maximum number of Shares available for subscription**

(a) *Overriding Limit*

Subject to the Listing Rules, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other schemes of the Company must not exceed 30% of the Shares in issue from time to time. No options may be granted under the Scheme or any other schemes of the Company if this will result in this limit being exceeded.

(b) *Mandate Limit*

Subject to the provisions of paragraphs 20(c) and (d), the total number of Shares which may be issued on exercise of all options granted under the Scheme and any other schemes (excluding, for this purpose, options which have lapsed in accordance with the terms of the Scheme and any other scheme) must not, in aggregate, exceed 10% of the Shares in issue as at the date of adoption of the Scheme, being 288,933,390 Shares (the "Mandate Limit").

(c) *Refreshing of Mandate Limit*

Subject to the limit set out in sub-paragraph 20(a) above, the Company may from time to time by ordinary resolution of the shareholders refresh the Mandate Limit. However, the total number of Shares which may be issued upon exercise of all options to be granted under the Scheme and all other schemes of the Company under the limit as refreshed must not exceed 10% of the Shares in issue as at the date of such resolution. Options previously granted under the Scheme and any other schemes (including those outstanding, cancelled, exercised or lapsed in accordance with the Scheme and other schemes) will not be counted for the purpose of calculating the limit as refreshed.

(d) *Grant of Options to specifically identified Eligible Participants*

The Company may in addition seek separate approval by its shareholders in general meeting for granting Options beyond the Mandate Limit, provided that the Options in excess of the limit are granted only to Eligible Participants specifically identified by the Company before such approval is sought. The date of grant shall be deemed to be the date of the board meeting for the purpose of approving such further grant.

(e) *Limit for each Eligible Participant*

Unless approved by ordinary resolution of shareholders in general meeting in accordance with the Listing Rules, the aggregate number of Shares issued and to be issued upon exercise of Options granted to an Eligible Participant shall not exceed in any 12-month period 1% of the Shares in issue. If shareholders approve by ordinary resolution in general meeting the grant of Options to an Eligible Participant in excess of such limit, the date of grant shall be deemed to be the date of the board meeting for approving such further grant.

(f) *Adjustment to maximum number*

The maximum number of Shares shall be adjusted in such manner as the auditors shall certify in writing to be appropriate in the event of any alteration in the capital structure of the Company, whether by way of capitalisation issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company.

21. **Grant of Option to connected persons (as defined in the Listing Rules)**

Insofar and for so long as the Listing Rules so require, where any offer of an Option is proposed to be made to a Director, chief executive or substantial shareholder of the Company or any of their respective associates, such offer must first be approved by independent non-executive directors of the Company (excluding any independent non-executive director to whom such offer is proposed to be made). Insofar and for so long as the Listing Rules so require, unless specifically approved by the shareholders in general meeting following the issue of a circular to shareholders by the Company, no Option may be granted to any substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, which would result in the Shares issued and to be issued upon exercise of all options already granted or to be granted (including options exercised, cancelled and outstanding) to such person under the Scheme and any other schemes of the Company in the 12-month period up to and including the date of the board meeting for proposing such further grant (a) representing in aggregate over 0.1% of the issued share capital of the Company; and (b) having an aggregate value, based on the closing price of the Shares at the date of the board meeting for proposing such further grant, in excess of HK$5 million. In such general meeting, the grant of

Options to the substantial shareholder or independent non-executive director, or any of their respective associates, shall be approved by the shareholders of the Company with all connected persons of the Company abstaining from voting, except that any connected person may vote against such resolution provided that he has informed the Company of his intention to do so and such intention has been stated in the relevant circular to shareholders.

Insofar as the Listing Rules require, any variation of the terms of an Option granted to a Grantee who is a substantial shareholder or an independent non-executive director or any of their respective associates must first be approved by ordinary resolution of shareholders in general meeting.

22. **Effects of reorganisation of capital structure**

In the event of any alteration in the capital structure of the Company while any Option remains exercisable, whether by way of a capitalisation issue, rights issue, consolidation or subdivision of Shares, reduction of capital, such corresponding alterations (if any) shall be made to the number and/or nominal amount of Shares subject to unexercised Options, to the subscription price in respect of unexercised options, and/or to the maximum number of Shares subject to the Scheme, as the auditors shall certify in writing to the Board to be in their opinion fair and reasonable (except in the case of a capitalisation issue where no such certification shall be required), provided that (a) any such adjustment shall be made on the basis that the proportion of the issued Shares issuable on the exercise of any Option by a Grantee shall be the same as it was before such event, and (b) no such adjustment shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. The issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any such alterations.

If there has been any alteration in the capital structure of the Company, the Company shall, upon receipt from a Grantee of a notice to exercise his Options, inform the Grantee of such alteration and shall either inform the Grantee of the adjustment to be made in accordance with the certificate of the auditors obtained by the Company for such purpose or, if no such certificate has yet been obtained, inform the Grantee of such fact and instruct the auditors as soon as practicable thereafter to issue a certificate in that regard.

23. **Alteration to the Scheme**

(a) The Board may amend any of the provisions of the Scheme at any time, provided that, except where approved in advance by ordinary resolution of shareholders in general meeting, no alteration shall be made to the Scheme which is to the advantage of Grantees or prospective Grantees and which relates to: (i) the purposes of the Scheme; (ii) the Eligible Participants and the basis for determining their eligibility; or (iii) the terms of paragraphs 4(d), 5, 6, 7, 8, 9, 10, 18, 19, 20(a) to 20(e), 22, 24 and this paragraph 23.

(b) No alterations to the Scheme which are of a material nature, nor to the terms of Options granted under the Scheme, may be made unless approved in advance by ordinary resolution of shareholders in general meeting, or unless such alterations take effect automatically under the terms of the Scheme.

(c) Any change to the authority of the Board to alter the terms of the Scheme must be approved by shareholders in general meeting.

(d) Subject to paragraphs (a) to (c) above, the Board need not obtain the approval of the shareholders for any minor changes or for alterations which take effect under the terms of the Scheme.

(e) Except as described in paragraph 23(d), no alteration shall be made to the Scheme which would operate to affect adversely any rights which have accrued to any Grantee at the date of such alteration.

(f) Subject to the Listing Rules and the applicable provisions of paragraph 23(a) and (b), the Board may, at any time and in its absolute discretion, remove, waive or relax the conditions, restrictions or limitations imposed in an option agreement with a Grantee on compassionate or any other grounds.

(g) The terms of the amended Scheme and Options granted thereunder shall comply with the relevant requirements of the Listing Rules in force from time to time.

24. **Termination of the Scheme**

The Board may by resolution at any time terminate the operation of the Scheme, and in such event no further Options shall be offered after the Scheme is terminated, but in all other respects the provisions of the Scheme shall remain in full force and effect. All Options granted prior to such termination and not exercised at the date of termination shall remain valid.

25. **Law**

The Scheme and all Options thereunder are governed by Hong Kong law.

B. OTHER INFORMATION ON SHARE OPTION SCHEME

It is proposed to adopt the Scheme which will be put to shareholders for approval at the Annual General Meeting to be held on 22nd November, 2002.

The purpose of the Scheme is to provide incentives or rewards to selected participants for contributions to the Group. The achieving of this purpose is facilitated by the rules of the Scheme which provide that the Board is empowered to determine the terms and conditions of any Option based in each case on such factors as the Board considers relevant, as this enables the Board to grant Options to participants who are regarded as valuable to the Group based on factors such as their years of service, work experience and industry knowledge, or their contribution to the growth and success of the Group through the provision of goods and services. The authority given to the Board under the Scheme to specify any minimum holding period and/or performance targets as conditions in any Option granted, and the requirement for a minimum subscription price prescribed by the rules of the Scheme, will serve to protect the value of the Company as well as to achieve the purpose of the Scheme.

It is not considered appropriate to state the value of all Options that can be granted pursuant to the Scheme as if they had already been granted, as any such statement would not be meaningful to the shareholders, taking into account the number of variables which are crucial for the calculation of Options' value and which have not been determined. Such variables include the exercise price, exercise period, any lock-up period, any performance targets set, and the fact that Options may lapse or be cancelled prior to the normal expiry of their respective exercise periods on the happening of events (as specified in the Scheme) which are not predictable or controllable by the Board.

The Scheme constitutes a share option scheme governed by Chapter 17 of the Listing Rules, and the adoption of the Scheme is subject to the approval of the shareholders of the Company and Hang Lung Group Limited in Annual General Meetings.

Application has been made to the Stock Exchange for the approval of the listing of and permission to deal in the Shares to be issued pursuant to the exercise of Options granted under the Scheme.

The full terms of the Scheme may be inspected at the Company's registered office at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong from the date of this document up to and including the date of the Company's forthcoming Annual General Meeting, and at such Annual General Meeting.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

EXPLANATORY STATEMENT

The following is the **Explanatory Statement** required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 22nd November, 2002 and also constitutes the Memorandum required by Section 49BA(3) of the Companies Ordinance:

(i) It is proposed that up to 10 per cent. of the ordinary shares of HK$1 each ("Ordinary Shares") and the convertible cumulative preference shares of HK$7,500 each ("Convertible Preference Shares") of the Company (collectively the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 27th September, 2002, the latest practicable date for determining such figures, the numbers of Ordinary Shares and Convertible Preference Shares in issue were 2,889,333,907 shares and 112,435 shares respectively. On the basis of such figures (and assuming no further Ordinary Shares are issued as a result of the exercise of conversion rights attaching to Convertible Preference Shares presently in issue and no Ordinary Shares and Convertible Preference Shares are repurchased after 27th September, 2002 and up to the date of passing such resolution), the directors would be authorised to repurchase Ordinary Shares and Convertible Preference Shares up to a limit of 288,933,390 shares and 11,243 shares respectively.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2002 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases pursuant to the general mandate. As at 27th September, 2002, Hang Lung Group Limited together with its subsidiaries were beneficially interested in an aggregate of 1,764,118,570 Ordinary Shares representing 61.1 per cent. of the Ordinary Shares in the share capital of the Company in issue as at that date.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which the Ordinary Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest *(HK$)*	**Lowest** *(HK$)*
September 2001	8.600	6.250
October 2001	8.550	7.050
November 2001	8.550	7.800
December 2001	8.650	7.700
January 2002	8.900	7.800
February 2002	8.300	7.700
March 2002	8.150	7.250
April 2002	8.850	7.150
May 2002	9.300	8.450
June 2002	9.200	8.350
July 2002	9.000	7.950
August 2002	8.450	7.600

(xi) There was no trading in the Convertible Preference Shares of the Company on the Stock Exchange in each of the previous twelve months.

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(vii) 董事並不知悉因根據全面授權購回任何股份而產生按照香港公司收購及合併守則所規定之任何後果。於二零零二年九月二十七日，恒隆集團有限公司及其附屬公司共實益擁有本公司普通股股份總額十七億六千四百一十一萬八千五百七十股，佔當日本公司之已發行普通股股本權益百分之六十一點一。

(viii) 本公司並無於本文件刊發日期之前六個月內在聯交所或其他地方購回本身之普通股股份。

(ix) 本公司之關連人士(定義見上市規則)並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司普通股股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	最高 (港元)	**最低** (港元)
二零零一年九月	8.600	6.250
二零零一年十月	8.550	7.050
二零零一年十一月	8.550	7.800
二零零一年十二月	8.650	7.700
二零零二年一月	8.900	7.800
二零零二年二月	8.300	7.700
二零零二年三月	8.150	7.250
二零零二年四月	8.850	7.150
二零零二年五月	9.300	8.450
二零零二年六月	9.200	8.350
二零零二年七月	9.000	7.950
二零零二年八月	8.450	7.600

(xi) 於過去十二個月，本公司可換股優先股股份在聯交所每月均無成交。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

說明書

以下之**說明書**為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)必須就擬於二零零二年十一月二十二日舉行之股東週年大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA(3)段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一元之普通股股份(「普通股股份」)及每股面值港幣七千五百元之可換股累積優先股股份(「可換股優先股股份」)(總稱「股份」)最多達百分之十。於二零零二年九月二十七日(確定有關數字之最後實際可行日期)，本公司之已發行普通股股份及可換股優先股股份數目分別為二十八億八千九百三十三萬三千九百零七股及十一萬二千四百三十五股。按上述數字(及假定於二零零二年九月二十七日至該決議案通過之日期間並無因行使本公司現時發行之可換股優先股股份所附之換股權而增發普通股股份以及並無購回普通股股份及可換股優先股股份)計算，董事將獲授權購回普通股股份及可換股優先股股份分別最多達二億八千八百九十三萬三千三百九十股及一萬一千二百四十三股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零二年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回權力致使本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

根據上市規則第17章，計劃構成一項股份期權計劃，故須待本公司及恒隆集團有限公司之股東於股東週年大會上批准後，方可採納計劃。

本公司已向聯交所申請，批准因行使按計劃授出之期權而將予發行之股份上市及買賣。

計劃之詳細條款，可由本文件日期起至本公司應屆股東週年大會日期(包括該日)止，於本公司之註冊辦事處(地址為香港德輔道中四號渣打銀行大廈二十八樓)及於該股東週年大會上查閱。

(d) 在上文第(a)至(c)段之規限下，根據計劃條款而作出之任何次要變動或改動，毋須由董事局向股東取得批准。

(e) 除第23(d)段所述者外，不得改動計劃，以致任何承授人於有關改動當日已享有之任何權利受到不利影響。

(f) 在上市規則及第23(a)及(b)段適用條文之規限下，董事局可因恩恤理由或任何其他理由，隨時酌情決定刪除、豁免或解除與承授人訂立之期權協議所定之條件、限制或規限。

(g) 經修訂計劃之條款及據此授出之期權，須符合上市規則不時生效之有關規定。

24. **計劃終止**

董事局可隨時通過決議案終止計劃。在這情況下，將不會於計劃終止後再授出任何期權，惟計劃之條文在其他各方面將仍十足效力及效用。所有於計劃終止前授出但於終止當日尚未獲行使之期權，將仍然有效。

25. **法律**

計劃及按此授出之所有期權，均受到香港法例所監管。

乙. 股份期權計劃之其他資料

現建議採納將於二零零二年十一月二十二日舉行之股東週年大會上提呈予股東批准之計劃。

計劃宗旨乃鼓勵及獎勵對本集團有貢獻之經挑選參與者，而計劃之規定可促使達致該目的。根據計劃，董事局有權在各情況下，按其認為相關之因素，決定任何期權之條款及條件，從而使董事局向其認為對本集團有建樹之參與者授出期權。董事局乃根據參與者之服務年資、工作經驗與行業知識，或彼等透過提供產品與服務而對本集團之業務增長與成就作出貢獻等因素而決定彼等對本集團之建樹。董事局根據計劃而獲授權制定最少持有期限及/或表現目標，作為授出任何期權之條件，以及計劃規定之最低認購價，均有助保障本公司之價值，同時達致計劃目標。

經考慮計算期權價值時涉及之一些未明確之重要變數後，現不宜呈列所有期權(可按計劃授出)之價值，猶如彼等已予授出，因這對股東並無意義。該等變數包括行使價、行使期、任何凍結期、任何已制定之表現目標，以及若發生董事局不能預測或控制之事宜(按計劃所列明)，則期權可能會於彼等各自行使期屆滿前作廢或予以註銷之情況。

期權）悉數行使而發行及將予發行之股份，(a)合共超過本公司已發行股本百分之零點一；及(b)根據股份在董事局舉行會議建議進一步授出期權當日之收市價計算，總值超過港幣5,000,000元者，均不得授出。在該股東大會上，向主要股東或獨立非執行董事或任何彼等各自之聯繫人授出期權之事宜，須得到本公司股東批准，方可進行，而本公司所有關連人士必須放棄投票；惟若任何關連人士已知會本公司其有意投票反對該項決議案，且此一意願已於致股東之有關通函內述明，則屬例外。

只要上市規則有所規定，更改已授予承授人（其為主要股東或獨立非執行董事或任何彼等各自之聯繫人）之期權條款，必須事先經股東於股東大會上，以普通決議案批准。

22. **股本架構重組之影響**

若有任何期權仍屬可行使，而本公司之股本架構發生變動，不論該等變動為發行紅股、供股、股份合併或拆細、削減股本，均須對下列各項作相應修訂（如有）：尚未行使期權所涉及之股份數目及／或面值；尚未行使期權之認購價，及／或計劃涉及之股份數目上限，並須獲核數師向董事局發出書面證明，指彼等認為該等變動乃屬公平合理（惟發行紅股毋須作如此證明之情況例外）。然而，(a)任何這類調整均須以承授人行使任何期權而可予發行之已發行股份，與發生上述事件前維持相同比例為基準，及(b)任何這類調整均不得使股份以低於其面值發行。發行證券作為交易之代價，不得視為須進行有關修訂之情況。

若本公司之股本架構有任何變動，則本公司須於接獲承授人行使其期權之通知後，知會該承授人有關變動事宜，並須知會該承授人，指將按本公司接獲核數師就此而發出之證明進行有關變動，或若尚未取得有關證明書，則將事實告知該承授人，並指示核數師盡快發出有關證明書。

23. **計劃改動**

(a) 董事局可不時修訂計劃條文，惟（事先經股東在股東大會上通過普通決議案批准則除外）不得為承授人或準承授人利益而改動計劃，亦不得就下列各項而改動計劃：(i)計劃之目的；(ii)合資格參與者及釐定彼等是否合符資格之基準；或(iii)第4(d)、5、6、7、8、9、10、18、19、20(a)至20(e)、22、24段及此段（第23段）之條款。

(b) 除非經股東事先在股東大會上通過普通決議案批准，否則不可對計劃作出任何重大改動，亦不可對按計劃授出之期權條款作任何改動，惟根據計劃之條款自動生效之改動則除外。

(c) 必須經股東在股東大會上批准，方可更改董事局之授權，以改動計劃之條款。

(c) 重訂授權限額

在上文第20(a)分段所列限額之規限下，本公司可不時由股東通過普通決議案重訂授權限額。然而，經重訂限額後，根據計劃及本公司所有其他計劃授出之期權在悉數行使時可予發行之股份總數，不得超過有關決議案當日已發行股份之百分之十。先前根據計劃及其他計劃授出之期權(包括尚未行使、已註銷、已按計劃及其他計劃已行使或作廢之期權)，在計算經重訂限額時將不會計算在內。

(d) 向特別指定合資格參與者授出期權

本公司可在股東大會上尋求股東另行批准授出超過授權限額之期權，惟超過限額之期權僅可授予本公司於尋求有關批准前特別指定之合資格參與者。就批准進一步授出有關期權而言，批授日期應被視為董事局會議之日期。

(e) 各合資格參與者之限額

除非股東根據上市規則在股東大會上批准普通決議案，否則因行使授予合資格參與者之期權而已發行及將予發行之股份總數，不得超過任何十二個月期間內已發行股份之百分之一。若股東於股東大會上批准有關授予合資格參與者超過該限額之期權之普通決議案，就批准進一步批授期權而言，批授日期應被視為董事局會議之日期。

(f) 調整股份數目上限

若本公司股本架構有任何變動，則股份數目上限應按核數師書面證實為適當之方式，透過發行紅股、供股、將本公司股本合併、拆細或削減予以調整。

21. 向關連人士(定義見上市規則)授出期權

只要上市規則有所規定，凡向本公司董事、行政總裁、主要股東或彼等各自之任何聯繫人授出期權，均須經本公司獨立非執行董事(不包括建議批授期權對象之獨立非執行董事)批准。只要上市規則有所規定，除已向本公司股東發出通函並且獲股東在股東大會上特別批准外，凡向本公司任何主要股東或獨立非執行董事或彼等各自之聯繫人授出期權，倘會導致該名人士在截至董事局會議建議進一步授出期權之日(包括當日)止十二個月內，因根據計劃及本公司任何其他計劃已授出或將授出之期權(包括已行使、已註銷及尚未行使之

17. **本公司自願清盤時之權利**

倘若本公司向股東發出通告召開股東大會，以考慮及酌情通過有關本公司自願清盤之決議案，本公司須於其向各股東寄發有關通知當日或之後盡快向所有承授人發出有關通知(連同一份有關本段條文存在之通知)，而各承授人(或其遺產代理人)有權最遲於建議召開之股東大會舉行前七個營業日，向本公司發出書面通知，連同該項通知所涉及之股份總認購價之全數款項，藉以就所授出之期權所涉及之部份或全部股份行使其期權(以未行使者為限)，而本公司須盡快(無論如何不得遲於緊接上述建議召開之股東大會舉行日期前之營業日)配發有關之入賬列作繳足股份予承授人。倘該決議案獲通過，一切期權除非於先前根據計劃已獲行使，否則全部作廢。

18. **期權失效**

在董事局按照第4及8段酌情延長根據期權必須認購股份之期限之規限下，於下列期間(以最早發生者為準)期權將自動失效及不得行使：(a)有權認購股份之期限屆滿時；(b)第11、12、13、15、16或17段所述導致作廢之情況之日期或事件、或任何期間屆滿時；及(c)董事局證明第9段遭違反之日，包括承授人於該期權就第三者設立權益所訂立之任何協議。

19. **註銷期權**

在取得合資格參與者批准後，本公司可根據計劃條款將已授出但未獲行使及仍然有效之期權註銷。倘本公司註銷期權及發行新期權予同一承授人，本公司只可根據尚有未發行期權(不包括已註銷期權)之計劃按第20(a)至(f)段所載之限額發行該等新期權。

20. **可供認購之最高股份數目**

(a) 最高限額

在上市規則之規限下，根據計劃及本公司任何其他計劃授出及尚未行使之期權，在悉數行使時可予發行之股份數目上限，不得超過不時已發行股份之百分之三十。本公司不得根據計劃或其任何其他計劃授出任何會導致超出該限額之期權。

(b) 授權限額

在第20(c)及(d)段之條文之規限下，因行使按計劃及任何其他計劃授出之所有期權(就此而言，不包括根據計劃及任何其他計劃之條款而已作廢之期權)而可能予以發行之股份總數，不得超出於採納計劃當日已發行股份之百分之十，即288,933,390股股份(「授權限額」)。

權後違反承授人或該公司與本集團有關成員公司訂立之合約，則其尚未行使之期權在董事決定發生該等事件之日，將會自動失效，及不可行使。

14. **由於本集團成員公司獨立上市或出售，或出售本集團成員公司業務等原因而終止參與資格後之權利**

倘董事局認為，由於本集團成員公司獨立上市或出售，或出售本集團成員公司業務等原因，承授人應不再被視為合資格參與者，或倘本公司或本集團另一成員公司重組或與另一公司合併(下文第15及16段不適用)，則董事局可酌情：(a)於收購、繼續存在或新上市公司內，授出與期權等同之公平價值之代替期權或股份購買權而作出其認為適當之安排；(b)與承授人達致其認為適當之安排，包括向承授人(或其遺產代理人)支付相等於可予行使之期權之公平價值之現金補償；(c)豁免尚未行使期權之任何授予期權之條款；或(d)准許期權根據其原本條款繼續有效。

15. **獲提出收購時之權利**

倘若所有股份持有人(或除卻收購人及／或由收購人控制之任何人士及／或與收購人聯合行動或一致行動之人士以外之所有人士)獲以收購方式提出全面收購建議，而該項收購建議在各方面成為或宣佈為無條件，則承授人(或其遺產代理人)有權於其後二十八日內(或由董事局認為使承授人可按股份持有人之類似基準參與收購建議之較長期限)書面通知本公司就所授出期權所涉及之部份或全部股份行使期權(以未行使者為限)，惟倘期權於上述期間未獲行使將告作廢。

16. **妥協或安排時之權利**

倘本公司與其股東或債權人之間，就本公司與任何其他公司之合併而建議作出妥協或安排，則本公司須於向本公司股東或債權人發出通告召開考慮有關妥協或安排之大會之同日，向承授人發出有關通知。該名承授人(或其遺產代理人)有權於該日起計兩個曆月內或由該日起至法院准許該項妥協或安排當日為止(取較短之期間)，就所授出之期權所涉及之部份或全部股份行使其期權(以未行使者為限)，惟上述之期權行使事宜，須待該等妥協或安排獲法院准許並且生效，方可進行。而在該等妥協或安排生效後，所有期權除非於先前已根據計劃獲行使，否則將全部作廢。本公司可要求承授人(或其遺產代理人)轉讓或以其他方式處理在該等情況行使期權而予以發行之股份，務求令承授人之處境與假設該等股份受到有關妥協或安排影響之處境大致相同。

8. **期權有效期**

期權涉及之股份之有效認購期限由董事局在授出期權時全權決定，但該期間不得超過上市規則許可之任何最長期限，目前為有關期權授出之日起計十年。

9. **權利屬承授人個人享有**

期權屬承授人個人享有，不得出讓或轉讓。

10. **股份之地位**

行使期權而獲配發及發行之股份，須受本公司不時有效之組織章程細則之所有條文約束，並將會與配發當日已發行繳足股份享有同等地位，或(如本公司在該日暫停辦理股份過戶登記手續)與股東名冊重新辦理登記之首日之現有已發行繳足股份在各方面享有同等地位。

11. **身故、患病、受傷或殘疾後之權利**

倘若承授人身故，其遺產代理人可於十二個月期間內行使期權(以身故當日可予行使者為限)，否則期權將告作廢。

倘承授人因患病、受傷或殘疾而不再為合資格參與者，其本人或遺產代理人可於六個月期間內行使期權(以終止合資格當日可予行使者為限)，否則期權將告作廢。

12. **因其他原因終止合資格參與者身份時之權益**

倘承授人因第11、13或14段所述情況以外之情況而不再為合資格參與者，則除非承授人之期權協議另有規定，否則承授人可由終止其合資格參與者身份之日起三個月(或董事局決定之較長期間)內，行使其期權(以終止當日可予行使者為限)，惟於期權協議所載之期權有效年期屆滿後不得行使。倘於指定時間內期權不獲行使，期權將告作廢。就此而言，任何合約或委任之屆滿至其於三十日內重續之期間概不得視為終止合約。

13. **因嚴重失職、違反合約、破產、無償債能力等而終止參與資格**

倘承授人為僱員，但因終止僱用而不再為合資格參與者，而終止僱用之原因(包括嚴重失職、破產或與債權人訂立償債安排或妥協、或被裁定涉及誠信或誠實之任何刑事罪行等)致使僱主可根據承授人之僱傭合約或其他協議之條款在毋須通知之情況下終止其僱用，則該承授人獲授之期權亦即時作廢。

倘發生與承授人(非僱員)有關之任何事件，而如果該人士為僱員，本公司應該有權如上文所述毋須通知而終止其僱用，則該承授人獲授之期權亦即時作廢。

倘承授人於獲授期權之日，因其屬於(d)、(e)、(f)或(g)段所界定之「合資格參與者」，而該承授人現已不再符合有關資格，或其或如該段所述其為董事或僱員之公司在授出該期

4. **行政管理**

董事局負責管理計劃，並可酌情及基於其認為有關之因素決定以下事宜：

(a) 向其不時揀選之合資格參與者授出期權；

(b) 決定何時授出期權；

(c) 決定每份期權所涉及之股份數目；

(d) 決定每份期權之條款和條件；

(e) 批准載列特定期權授出條款之期權協議之格式；

(f) 詮釋及解釋計劃及期權之條款及條件；

(g) 規定、修訂及廢除有關計劃之規則和規例；及

(h) 在計劃之其他條文規定下，有權修改任何期權協議之條款及條件，包括延長根據期權認購股份之期限(受下文第8段規限)以及豁免或修訂(全部或部份)規限期權之任何條件。

5. **授出期權**

根據計劃之條款、上市規則及一切適用法律及其他規例並在其規限下，董事局有權於本公司採納計劃日期起計十年內，隨時向任何由董事局全權揀選之合資格參與者提出批授期權。

6. **接納授出期權**

接納授出期權應付之代價為董事局可全權酌情釐定之款項。於承授人正式簽署期權協議之複本，連同繳付予本公司作為授出期權之代價交到本公司在期權協議上訂明之地點，期權將被視為已獲接納。該等代價均不予退還。於接納期權時，有關之期權(若干例外情況除外)須被視為於提出當日授出。

7. **認購價**

行使期權應付之認購價須為董事局在授出有關期權時全權釐定之價格，可根據期權將予行使之各個期間釐定為不同價格，惟該認購價不得低於下列各項中之較高者：(a)於授出日期聯交所發出之每日報表所列股份在聯交所之收市價；(b)在緊接授出日期前五個營業日聯交所發出之每日報表所列股份在聯交所之平均收市價；及(c)股份之面值。

「承授人」	指	根據計劃之條款接納授予之合資格參與者，或該名合資格參與者之遺產代理人；
「本集團」	指	本公司及其控股公司及附屬公司，及該等控股公司之附屬公司；
「上市規則」	指	聯交所證券上市規則(以經修訂者為準)；
「期權」	指	根據計劃授出可認購股份之期權；
「遺產代理人」	指	根據適用於承授人身故後承繼事宜之法例，有權行使有關承授人獲授之期權之人士或該等人士；
「計劃」	指	本概要所述之股份期權計劃(指其現有或任何經修訂形式)；
「調配人」	指	調配為本集團任何成員公司工作之人士；

1. **目的**

計劃旨在讓本公司向經揀選之參與者授出期權，作為鼓勵或獎勵彼等為本集團作出之貢獻。

2. **合資格人士**

根據計劃之條款及上市規則之規定並在其規限下，董事局可向由其全權揀選之任何合資格參與者授出期權。

3. **控股公司之股東或獨立非執行董事批准**

只要上市規則有所規定及本公司任何控股公司之股份仍在聯交所上市，則計劃內任何規定須獲得本公司股東或獨立非執行董事批准之條文，須詮釋為同時須獲得該控股公司之股東或獨立非執行董事(視情況而定)批准。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件按照上市規則，載列有關本公司之資料詳情。各董事願就本文件所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏其他事項，導致本文件所載任何聲明有誤導成份。

股份期權計劃主要條款之概要及其他資料

甲. 股份期權計劃主要條款之概要

以下為將於股東週年大會上提呈以供批准之股份期權計劃(「計劃」)主要條款之概要：

在計劃內，下列詞彙之涵義如下：

「合資格參與者」 指 任何：

(a) 僱員；

(b) 本集團任何成員公司之非執行董事及任何獨立非執行董事或任何行政人員；

(c) 調配人員；

(d) 本集團任何成員公司之業務夥伴、代理、顧問或代表；

(e) 本集團任何成員公司之貨物或服務供應商，或任何該等供應商之任何董事或僱員；

(f) 本集團任何成員公司之客戶或任何該等客戶之董事或僱員；

(g) 向本集團任何成員公司提供研究、開發或其他技術支援或任何諮詢、顧問、專業或其他服務之人士或機構，或任何該等機構之董事或僱員；

「僱員」 指 本集團任何成員公司之任何執行董事或僱員，或接納本集團任何成員公司僱用(及正待到任)之任何人士(上述各情況包括全職及兼職僱員)；

三、 有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。

四、 有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照香港聯合交易所有限公司證券上市規則而向股東徵求批准。

五、 有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

六、 上文第六項決議案所指載有本公司之股份期權計劃主要條款之概要隨附於本通告。

七、 就上文第七項決議案而言，將會向股東尋求批准修訂組織章程細則，以准許本公司可受惠於新法例，能夠向股東提供選擇收取財務摘要報告，以代替本公司之財務文件，以及可選擇放棄收取財務摘要報告或本公司之財務文件或任何其他公司文件之印製本，而選擇依賴閱覽本公司電腦網絡上刊登之該等文件之版本，並容許本公司以英文或中文發出該等公司文件。

E. 按下文所述修訂章程細則第173條：

(a) 於章程細則第173條第一行「任何通告」等詞之後加入「或文件」一詞；及

(b) 於章程細則第173條句末加入以下一段：

「以電子通訊方式發出之任何通告或文件，將被視為已於本公司或其代理人之伺服器或其他傳送裝置當日發出。於本公司之電腦網絡刊登之文件，須被視為本公司於向股東發出刊登通告翌日發出。於本公司之電腦網絡上刊登之刊登通告，須被視為於上載至本公司電腦網絡上當日向股東發出。」；

F. 於章程細則第176條第二行「任何股東之登記地址」等詞之後加入「或以獲准許之任何方式發出及」等詞；及

G. 緊隨現有之章程細則第177條後加入以下之新章程細則第177A條：

「任何通告或文件(包括有關之財務文件或財務摘要報告)可以英文或中文(或中英雙語)向股東發出，惟須妥善遵守一切適用法律、規則及規例(包括但不限於香港聯合交易所有限公司不時制定之規則)。」」

八、 其他事項。

承董事局命
秘書
程式榮
謹啟

香港，二零零二年十月八日

註冊辦事處：
香港
德輔道中四號
二十八樓

附註：

一、 凡有權出席股東週年大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、 本公司將於二零零二年十一月十三日(星期三)至二零零二年十一月十五日(星期五)(首尾兩天包括在內)暫停辦理股票過戶登記手續。如欲享有建議之普通股末期股息，須於二零零二年十一月十二日(星期二)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

「電子通訊」指透過電訊系統（具備香港法例第106章電訊條例所賦予之涵義）或以任何其他電子方式傳達之通訊（不論是由一名人士傳送至另一人、由一種工具／裝置傳送至另一種，或由一名人士傳送或接收至一種工具／裝置）；

B. 於章程細則第167(B)條句末加入下文：

「(C) 在妥善遵守公司條例、一切適用法律、規則及規例（包括但不限於香港聯合交易所有限公司不時制定之規則），並須取得其規限下一切同意（如有）之情況下，按規定須於本公司股東週年大會舉行前寄發根據本章程細則第(B)段所述之本公司之財務文件，通過向該等人士寄發一份取材自該等財務文件之財務摘要報告，以代替寄發財務文件全文，將被視為已對該等人士履行上述規定，而財務摘要報告須按一切適用法律、規則及規例所定之形式編製及載列規定提供之資料。

(D) 在妥善遵守公司條例、一切適用法律、規則及規例（包括但不限於香港聯合交易所有限公司不時制定之規則），並須取得其規限下一切同意（如有）之情況下，按規定須寄發根據本章程細則第(B)段所述之本公司之財務文件或根據本章程細則第(C)段所述之財務摘要報告，通過於本公司電腦網絡或任何其他獲准許方式（包括以任何電子通訊形式發出）刊發該等財務文件或財務摘要報告（視乎情況而定），以代替寄發該等文件之印製本，將被視為已對該等人士履行上述規定，惟須得該等人士同意或按適用法律、規則及規例被視為已同意以該等方式刊發或接收該等文件，作為經已履行本公司須向其寄發該等文件之責任。」；

C. 於章程細則第171條第七行「中文報章」等詞之後加入以下一段：

「或就根據章程細則第167條(D)段刊發本公司財務文件或財務摘要報告（視乎情況而定）而言，透過將其刊登於本公司之電腦網絡上，並向該條文(D)段所指之人士發出通告，述明現可到本公司之電腦網絡閱覽財務文件或財務摘要報告（「刊登通告」）。刊登通告可通過刊登於本公司之電腦網絡或電子通訊或本章程細則所列之任何一種方式，向股東發出通知。」；

D. 於章程細則第171條第七行「如為股份之聯名持有人，所有通告」等詞後加入「或該等文件」一詞；

此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本，有關普通股：面值總額百分之十之普通股股本，及有關可換股優先股：面值總額百分之十之可換股優先股股本，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者（惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排）。」

C. 「**動議**授權本公司董事行使依照本大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(cc)段內有關本公司股本之事項。」

六、「**動議**待本公司控股公司恒隆集團有限公司之股東於股東週年大會上批准股份期權計劃（股份期權計劃之主要條款載於連同此通告寄予股東之概要內，而載列股份期權計劃所有條款並註有「A」字式樣之文件已呈交大會，並由大會主席簽署，以資識別（「股份期權計劃」））；以及待香港聯合交易所有限公司批准因行使根據股份期權計劃授出之任何股份期權而須予發行之股份上市及買賣後，批准及採納股份期權計劃成為本公司之股份期權計劃，而本公司之董事局或其正式委任之任何委員會獲得授權根據股份期權計劃授出股份期權、根據股份期權計劃配發及發行股份，以及採取其認為實施股份期權計劃而言屬必需或合適之行動及就任何相關事項投票，不論彼等或任何一人是否於其中擁有權益。」

考慮並酌情通過下列決議案為特別決議案：

七、「**動議**如下文所述修訂本公司之組織章程細則：

A. 如下文所述之方式修訂章程細則第2條：

(a) 於「「書面」或「印刷」」之釋義內「非短暫形式」一詞後面加入「（包括電子通訊）」一詞；及

(b) 於「報章」之釋義後加入以下之新釋義：

「地址」具備一般所賦予之含義，並包含任何傳真號碼、電子號碼或用作該等用途之電子地址；

「通訊」包含聲音或影像或兩者俱備之通訊形式；

(d) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按法律規定召開下屆股東週年大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「**動議**：

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間內(定義見本大會通告中第五A(d)項決議案)行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發(不論是否根據一項股份期權而配發者)之股本面值總額，除按照(i)供股(定義見下文)、(ii)根據本公司發行之任何認股權證之條款，或任何可換股優先股(定義見本大會通告中第五A(c)項決議案)而行使之認購權或所附之換股權、(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權予本公司及／或其任何附屬公司之行政人員及／或僱員，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)有關普通股(定義見本大會通告中第五A(b)項決議案)：於此項決議案通過日期之本公司已發行之普通股股本面值總額百分之二十、及(bb)有關可換股優先股：於此項決議案通過日期之本公司已發行之可換股優先股股本面值總額百分之二十、及(cc)如董事根據本公司股東之另一項普通決議案(即本大會通告中第五C項決議案)所授權，於

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

股東週年大會通告

茲通告本公司訂於二零零二年十一月二十二日(星期五)上午十時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會，討論下列事項：

一、 省覽截至二零零二年六月三十日止年度之財務報表及董事局與核數師報告。

二、 宣布派發普通股末期股息。

三、 重選董事並授權董事局釐定董事袍金。

四、 重聘核數師及授權董事釐定其酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案：

五、 A.「**動議：**

(a) 在下文(b)及(c)段之規限下，全面及無條件批准本公司董事於有關期間內(定義見下文)行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司每股面值港幣一元之普通股(「普通股」)股份面值總額將不得超過本公司於此項決議案通過日期之已發行普通股股本面值總額百分之十，而上文之批准亦須受此限制；

(c) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司、Societe de la Bourse de Luxembourg(盧森堡證券交易所)，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司每股面值港幣七千五百元之可換股累積優先股(「可換股優先股」)股份面值總額將不得超過本公司於此項決議案通過日期之已發行可換股優先股股本面值總額百分之十，而上文之批准亦須受此限制；及

Our Ref: SO-239-2002/HLPL

18th October, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
13th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Hang Lung Properties Limited
Annual Report

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document does not require clearance by the Exchange under the Main Board Listing Rules. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

HKE 香港交易所

28 October 2002

Hang Lung Properties Limited
28/F
Standard Chartered Bank Bldg.
4 Des Voeux Road Central
Hong Kong

BY FAX & MAIL
28686760

Attn: Mr. Robin Ching

Dear Mr. Ching,

Hang Lung Properties Limited (the "Company")

Based on the result announcement summary form dated 28 August 2002 of the Company, the following information has been announced: -

Entitlement : Fin Div $0.29 per share.

Book closing dates : 13/11/2002 to 15/11/2002, both dates inclusive.

Kindly confirm that there is no subsequent alteration to the above information since the date of announcement by signing and returning a copy of this letter at **Fax No. 2877 6987** to us as soon as possible. The above information will be used for our calculation of the ex-price in the AMS/3 trading system.

Thank you for your co-operation.

Yours sincerely,
For Hong Kong Exchanges and
Clearing Limited

Eric Lam
Officer
E-Business & Information Services

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Secretary

Authorized Representative
Name: Robin S.W. Ching
Date: 28th October, 2002

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 October 2002

To : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 November 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2,889,333,907	112,435	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ________ *Exercise price:* *HK$* ________ 2. ________ *Exercise price:* *HK$* ________						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ *Subscription price:* *HK$* ________ 2. ________ *Subscription price:* *HK$* ________						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price:* *HK$* 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ________ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month: N/A

Remarks: ________________

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

...2/2

AC

恒隆地產
HANG LUNG PROPERTIES

Post-it® Fax Note 7671		Date Nov 5 02	# of pages ▸
To Belinda		From Rebecca Hu	
Co./Dept. IFN		Co. HLP	
Phone #		Phone #	
Fax # 2592 8922		Fax #	

Our Ref: SO-265-2002/HLP

5th November, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement re Extension of Offer Period

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 5th November, 2002 at 6:10 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Sandra Leung on 28790281.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/rh

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話：2879 0111 傳真：2868 6760

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-267-2002/HLP

6th November, 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong
Attention: Mr. Joseph Wan

Dear Sirs,

Joint Announcement
re: Level of Acceptances of the Offers and Extension of Offers Period
- Hang Lung Properties Limited
- Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
/rh

COPY

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

UNCONDITIONAL CASH OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF AP STAR LIMITED A WHOLLY OWNED SUBSIDIARY OF HANG LUNG PROPERTIES LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN GRAND HOTEL HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY AP STAR LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

Financial Adviser to Hang Lung Properties Limited

PLATINUM
Securities

LEVEL OF ACCEPTANCES OF THE OFFERS AND EXTENSION OF OFFERS PERIOD

As at 4.00 p.m. on 5th November, 2002, the Offeror has received valid acceptances of the Offers in respect of 132,269,699 A Shares and 137,878,394 B Shares in aggregate(representing approximately 91.5% and 85.3% of the disinterested A Shares and the disinterested B Shares respectively in issue).

It is the intention of the Offeror to exercise its rights when it is entitled to do so under the provisions of the Companies Ordinance to compulsorily acquire all those A Shares and B Shares not held by the Offeror, and then proceed to withdraw the listing of the Shares from the Stock Exchange. To allow further time for the Shareholders to accept the Offers, **the time for accepting the Offers has been extended and the Offers will remain open for acceptance until 4.00 p.m. on Tuesday, 19th November, 2002 (unless otherwise further extended by the Offeror).**

Shareholders are reminded that if they elect not to accept the Offer(s) and the listings of the Shares on the Stock Exchange are subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

Shareholders are further reminded that following the withdrawal of listings of the Shares, there will be no recognised market on which the Shares can be traded, although the remaining Shareholders may have the statutory right to put the Shares to the Offeror under the Companies Ordinance.

Taking into account such Shares regarding which acceptances of the Offers have been tendered, approximately 98 % and 96% of the total number of A Shares and B Shares respectively in issue are held by the Offeror and parties acting in concert with it as at the date of this announcement.

INTRODUCTION

On 15th October, 2002, Platinum made the unconditional cash offers on behalf of the Offeror to acquire all the issued Shares in GHH (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it) pursuant to the composite offer document of the same date issued jointly by HLP and GHH (the "**Composite Document**").

Terms defined in the Composite Document have the same meanings when used in this announcement unless otherwise provided herein.

LEVEL OF ACCEPTANCES

As at 4.00 p.m. on 5th November, 2002, the Offeror has received valid acceptances of the Offers in respect of 132,269,699 A Shares and 137,878,394 B Shares in aggregate (representing approximately 91.5 % and 85.3 % of the disinterested A Shares and the disinterested B Shares respectively in issue).

EXTENSION OF THE OFFERS

In order to allow Shareholders who may wish to accept the Offers further time to do so, the Offeror has extended the time for acceptance of the Offers. **The Offers will remain open for acceptance until 4.00 p.m. on Tuesday, 19th November, 2002 (unless otherwise further extended by the Offeror).** A further announcement will be published on the teletext through the Stock Exchange by 7 p.m. on 19th November, 2002 and in the newspapers on Wednesday, 20th November, 2002 as to whether the Offers have closed or been further extended together with the results of the Offers and when the Offeror exercises its right of compulsory acquisition of the Shares under the Companies Ordinance.

All the other terms of the Offers as set out in the Composite Document and in the form(s) of acceptance and transfer apply to the Offers as extended.

For enquiries on the Offers, please contact Mr. Keith Lou or Ms. Julisa Fong of Platinum Securities Company Limited, the financial adviser to HLP, at 2841-7000.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING

As mentioned in the Composite Document, it is the intention of the Offeror to exercise its rights when it is entitled to do so under the provisions of the Companies Ordinance to compulsorily acquire all those A Shares and B Shares not held by the Offeror, and then proceed to withdraw the listing of the Shares from the Stock Exchange. In the event the 90% acceptance levels required under the Companies Ordinance to exercise the right of compulsory acquisition thereunder are not achieved, GHH intends to seek the approval of the Independent Shareholders for the withdrawal of the listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders are reminded that if they elect not to accept the Offer(s) and the listings of the Shares on the Stock Exchange are subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

Shareholders are further reminded that following the withdrawal of listings of the Shares, there will be no recognised market on which the Shares can be traded, although the remaining Shareholders may have the statutory right to put the Shares to the Offeror under the Companies Ordinance.

INTERESTS OF THE OFFEROR

Without taking into account Shares in respect of which acceptances of the Offers have been tendered, the Offeror together with the parties acting in concert with it owns 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% and 73% of the A Shares and the B Shares respectively in issue. Accordingly, as at 4:00 p.m. on 5th November, 2002, including such Shares in respect of which acceptances have been tendered, the Offeror together with parties acting in concert with it hold 609,362,766 A Shares and 576,161,179 B Shares (whether pursuant to the Offers or otherwise) representing approximately 98% and 96% of the A Shares and the B Shares respectively in issue.

By Order of the Board
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By Order of the Board
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 5th November, 2002

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any such statement in this announcement misleading.

恒 隆 地 產
HANG LUNG PROPERTIES

Our Ref: SO-282-2002/HLP

19th November, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement re:
Level of Acceptances and Further Extension of Offer Period

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 19th November, 2002 at 5:45 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/rh

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong. Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-283-2002/HLP

20th November, 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong
Attention: Mr. Joseph Wan

Dear Sirs,

Joint Announcement
re: Level of Acceptances of the Offers and Further Extension of the Offers
Hang Lung Properties Limited
Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in The Standard and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
RSWC/EL/rh

COPY

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話:28790111 傳真:28686760

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

UNCONDITIONAL CASH OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF AP STAR LIMITED A WHOLLY OWNED SUBSIDIARY OF HANG LUNG PROPERTIES LIMITED TO ACQUIRE ALL THE ISSUED SHARES IN GRAND HOTEL HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY AP STAR LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

Financial Adviser to Hang Lung Properties Limited

PLATINUM
Securities

LEVEL OF ACCEPTANCES OF THE OFFERS AND FURTHER EXTENSION OF THE OFFERS

As at 4:00 p.m. on 19th November, 2002, the Offeror has received valid acceptances of the Offers in respect of 135,213,458 A Shares and 144,182,629 B Shares in aggregate (representing approximately 93.5% of the disinterested A Shares and 89.2% of the disinterested B Shares respectively in issue).

Taking into account the acceptances referred to above, as at the date of this announcement, the Offeror and parties acting in concert with it hold approximately 98.5% of the total number of A Shares and 97.1% of the total number of B Shares respectively in issue.

It is the intention of the Offeror to exercise its rights when it is entitled to do so under the provisions of the Companies Ordinance to compulsorily acquire all those A Shares and B Shares not held by the Offeror, and then proceed to withdraw the listing of the Shares from the Stock Exchange. To allow additional time for the Shareholders to accept the Offers, **the time for accepting the Offers has been further extended and the Offers will remain open for acceptance until 4:00 p.m. on Tuesday, 3rd December, 2002 (unless otherwise further extended by the Offeror).**

Shareholders are reminded that if they elect not to accept the Offer(s) and the listings of the Shares on the Stock Exchange are subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

Shareholders are further reminded that following the withdrawal of listings of the Shares, there will be no recognised market on which the Shares can be traded, although the remaining Shareholders may have the statutory right to put the Shares to the Offeror under the Companies Ordinance.

INTRODUCTION

On 15th October, 2002, Platinum made the unconditional cash offers on behalf of the Offeror to acquire all the issued Shares in GHH (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it) pursuant to the composite offer document of the same date issued jointly by HLP and GHH (the "**Composite Document**").

Terms defined in the Composite Document have the same meanings when used in this announcement unless otherwise provided herein.

LEVEL OF ACCEPTANCES

As at 4:00 p.m. on 19th November, 2002, the Offeror has received valid acceptances of the Offers in respect of 135,213,458 A Shares and 144,182,629 B Shares in aggregate (representing approximately 93.5% of the disinterested A Shares and 89.2% of the disinterested B Shares respectively in issue).

FURTHER EXTENSION OF THE OFFERS

In order to allow Shareholders who may wish to accept the Offers additional time to do so, the Offeror has further extended the time for acceptance of the Offers. The Offers will remain open for acceptance until 4:00 p.m. on Tuesday, 3rd December, 2002 (unless otherwise further extended by the Offeror). A further announcement will be published on the teletext through the Stock Exchange by 7 p.m. on 3rd December, 2002 and in the newspapers on Wednesday, 4th December, 2002 as to whether the Offers have closed or been further extended together with the results of the Offers and whether the Offeror has become entitled to exercise its right of compulsory acquisition of the Shares under the Companies Ordinance.

All the other terms of the Offers as set out in the Composite Document and in the form(s) of acceptance and transfer apply to the Offers as extended.

For enquiries on the Offers, please contact Mr. Keith Lou or Ms. Julisa Fong of Platinum Securities Company Limited, the financial adviser to HLP, at 2841-7000.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING

As mentioned in the Composite Document, it is the intention of the Offeror to exercise its rights when it is entitled to do so under the provisions of the Companies Ordinance to compulsorily acquire all those A Shares and B Shares not held by the Offeror, and then proceed to withdraw the listing of the Shares from the Stock Exchange. In the event the 90% acceptance levels required under the Companies Ordinance to exercise the right of compulsory acquisition thereunder are not achieved, GHH intends to seek the approval of the Independent Shareholders for the withdrawal of the listing of the Shares on the Stock Exchange in accordance with Rule 2.2 of the Takeovers Code and Rule 6.12 of the Listing Rules.

Shareholders are reminded that if they elect not to accept the Offer(s) and the listings of the Shares on the Stock Exchange are subsequently withdrawn, Shareholders who elect not to accept the Offer(s) would be left holding Shares in an unlisted company, in which circumstances there may not be a market with liquidity for such Shares.

Shareholders are further reminded that following the withdrawal of listings of the Shares, there will be no recognised market on which the Shares can be traded, although the remaining Shareholders may have the statutory right to put the Shares to the Offeror under the Companies Ordinance.

INTERESTS OF THE OFFEROR

Without taking into account the Shares in respect of which acceptances of the Offers have been tendered, the Offeror together with the parties acting in concert with it owns 477,093,067 A Shares and 438,282,785 B Shares, representing approximately 76.8% of the A Shares and 73% of the B Shares respectively in issue. Accordingly, as at 4:00 p.m. on 19th November, 2002, including the Shares in respect of which acceptances of the Offers have been tendered, the Offeror together with parties acting in concert with it hold 612,306,525 A Shares and 582,465,414 B Shares (whether pursuant to the Offers or otherwise) representing approximately 98.5% of the A Shares and 97.1% of the B Shares respectively in issue.

By Order of the Board
Hang Lung Properties Limited
Terry Sze Yuen Ng
Executive Director

By Order of the Board
Grand Hotel Holdings Limited
Terry Sze Yuen Ng
Executive Director

Hong Kong, 19th November, 2002

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any such statement in this announcement misleading.

Company No. 2970

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Resolution Passed on 22nd November, 2002

At the Annual General Meeting of the Company duly convened and held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:00 a.m., the following Special Resolution was duly passed :-

"That the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) inserting the words "(including an electronic communication)" after the words "non-transitory form" in the definition of ""writing" or "printing""; and

(b) inserting after the expression "newspaper" the following new expression:

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;

"communication" shall include a communication comprising sounds or images or both;

"electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunications system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;

B. by adding the following at the end of Article 167(B):

"(C) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the

obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents.

(D) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents.";

C. by adding the following after the words "Chinese language newspaper" in the seventh line in Article 171:

"or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a notice of availability"). The notice of availability may be given to members by placing it on the Company's computer network or by electronic communication or any of the means set out in this Article.";

D. by adding the word "or documents" after the words "In the case of joint holders of a share, all notices" in the seventh line in Article 171;

E. by altering Article 173 in the following manner:

(a) adding the word "or document" after the words "Any notice" in the first line in Article 173; and

(b) adding the following at the end of Article 173:

"Any notice or document sent by electronic communication shall be deemed to be given on the day on which it is transmitted from the server or other transmitting device of the Company or its agent. A document placed on the Company's computer network is deemed sent by the Company on the day following that on which a notice of availability is deemed served on the member. A notice of availability placed on the Company's computer network is deemed served on the member on the day it is uploaded onto the Company's computer network.";

F. by adding the words "or served by any means permitted by and" after the words "registered address of any member" in second line in Article 176"; and

G. by inserting the following new Article 177A immediately after the existing Article 177:

"Any notice or document (including the relevant financial documents or the summary financial report) may be given to a member in either the English language or the Chinese language (or both), subject to due compliance with all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time.""

RONNIE C. CHAN
Chairman

22nd November, 2002

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

2970

1 Company Name 公司名稱

HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

2 Business Name 商業名稱

Nil

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

28th Floor, 4 Des Voeux Road Central, Hong Kong

5 Date of Return 本申報表日期

22	11	2002
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

(Nil)

Presentor's Name and Address
提交人的姓名及地址

Hang Lung Properties Limited
28th Floor, 4 Des Voeux Road Central, Hong Kong
Tel. No.: 28790111
Doc. No.: HLP0087
Deadline: 03/01/2003

For Official Use
請勿

Your Receipt
Companies Registry
H.K.

29/11/2002	FF588305
CR No. :	-002970-
Sh. Form :	AR1L
27	$140.00
----------	----------
TOTAL (CHQ)	$140.00

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第1/97號的第3期修訂 (修訂編號第1/2000號)

Date of Return 本申報表日期		
22	11	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 2970

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

Class of Shares 股份類別		Authorised Share Capital 法定股本 – Total Nominal Value 總面值	Issued Share Capital 已發行股本 – No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HKD	4,500,000,000.00	2,889,333,907	2,889,333,907.00	2,889,333,907.00
CPS	HKD	1,500,000,000.00	112,435	843,262,500.00	843,262,500.00
Total 總值		HKD6,000,000,000.00		HKD3,732,596,407.00	HKD3,732,596,407.00

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
	N/A

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Date of Return 本申報表日期

22	11	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號

2970

9 Secretary 秘書

Name 姓名

CHING Robin Sik Wing 程 式榮	
Surname 姓氏	Other names 名字
N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

1006, Block 1, Heng Fa Chuen, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A875236(5)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

10 Directors 董事

1 Name 姓名

ARCULLI Ronald Joseph 夏 佳理	
Surname 姓氏	Other names 名字
N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

26G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

XA168716(3)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期		
22	11	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號: 2970

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
CHAN 陳	Ronnie Chichung 啓宗

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 5A No. 14 Mt. Kellett, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E290283(8)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

Surname 姓氏	Other names 名字
CHEN 陳	Laura Lok Yee 樂怡

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 5C, Sea Cliff Mansions, 19C Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E238921(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Date of Return 本申報表日期

22	11	2002
DD 日	MM 月	YYYY 年

Annual Return (AR1)
周年申報表

Company Number 公司編號

2970

11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	19/F., Hopewell Centre, 183 Queen's Road East, Hong Kong

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

01	07	2001	To 至	30	06	2002
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

13 Certificate 證明書

(a) I certify that the information given in this Return (including 3 pages of Continuation Sheets and 2 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名：

(Name 姓名)：(Robin Sik Wing CHING) Date 日期： 22nd November, 2002
~~Director 董事~~／Secretary 秘書

Form 表格 **AR1**

Annual Return 周年申報表

Continuation Sheet B (Sheet 1 of 3)
續頁 B 第 1 頁 (共 3 頁)

CR
Companies Registry
公 司 註 冊 處

Date of Return 本申報表日期

22	11	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 2970

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名: CHENG Hon Kwan 鄭 漢鈞
Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: 20 Broom Road, 2nd Floor, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: A181391(1)
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名: HO Wilfred Sai Leung 何 世良
Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: Flat A1, 27/F., Block A, Beverly Hill, 6 Broadwood Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: A009887(9)
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Continuation Sheet B (Sheet 2 of 3)
續頁 B 第 2 頁 (共 3 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
22	11	2002

Company Number 公司編號: 2970

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
LIU	Pak Wai 廖 柏偉

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 12D, Tower 10, Laguna Verde, Hung Hom, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E198510(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
NG	Terry Sze Yuen 吳 士元

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Duplex Flat B, 17th &18th Floors Block II, Wing On Towers, Nos. 7 & 9 Boyce Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D635218(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公 司 註 冊 處

Form 表格 **AR1**

Annual Return
周年申報表

Continuation Sheet B (Sheet 3 of 3)
續頁 B 第 3 頁 (共 3 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
22	11	2002

Company Number 公司編號: 2970

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
YIN 殷	Shang Shing 尚賢

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 10th Floor, Grand Plaza Apartments, Kornhill Road, Quarry Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A079714(9)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
YUEN 袁	Nelson Wai Leung 偉良

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: House G, Jade Crest, 35G Shouson Hill Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E376028(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return 周年申報表

Companies Registry 公 司 註 冊 處

Schedule 1 (Page 1 of 2)
附表一 第 1 頁 (共 2 頁)

Date of Return 本申報表日期		
22	11	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 2970

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
Please see attached CD.					
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

Form 表格 **AR1**

Annual Return
周年申報表

Schedule 1 (Page 2 of 2)
附表一 第 2 頁 (共 2 頁)

Companies Registry
公司註冊處

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
22	11	2002

Company Number 公司編號

2970

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Convertible Cumulative Preference Shares

Name 姓名	Address 地址	Shares 股份 Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2) Number 數目	Transferred 轉讓 Date 日期	Remarks 備註
The Bank of New York Depository (Nominees) Limited	30 Cannon Street London EC4M 6XH United Kingdom	112,395			
HSBC Nominees (Hong Kong) Limited	1 Queen's Road Central Hong Kong	40			
	Total 總數	112,435			

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
   每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
   應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。

Certified true copy
For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Secretary

HANG LUNG PROPERTIES LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2002

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Allglobe Investments Ltd.	8	100	-	Investment holding	British Virgin Islands
Amoy International Treasury Limited	8	100	100	Financial services	British Virgin Islands
Amoy Realty Company Limited	2	100	100	Dormant	Hong Kong
Antonis Limited	10,000	100	100	Property leasing	Hong Kong
AP City Limited	2	100	-	Property leasing	Hong Kong
AP Enterprises Limited	2	100	100	Dormant	Hong Kong
AP Glory Limited	2	100	-	Dormant	Hong Kong
AP International Limited	2	100	100	Dormant	Hong Kong
AP Jade Limited	2	100	-	Dormant	Hong Kong
AP Joy Limited	2	100	-	Property development	Hong Kong
AP Land Limited	2	100	100	Dormant	Hong Kong
AP Pearl Limited	2	100	-	Dormant	Hong Kong
AP Profit Limited	2	100	100	Dormant	Hong Kong
AP Properties Limited	20	85	-	Property development	Hong Kong
AP Star Limited	2	100	-	Dormant	Hong Kong
AP Success Limited	2	100	-	Property leasing	Hong Kong
AP Treasury Limited	2	100	100	Dormant	Hong Kong
˙˒ Universal Limited	2	100	-	Property leasing	Hong Kong
Win Limited	1,000,000	100	-	Property leasing	Hong Kong
AP World Limited	2	100	100	Property development	Hong Kong
APW Finance Limited	2	100	100	Financial services	Hong Kong
Aytat Enterprises Limited	400	100	-	Dormant	Hong Kong
Bawood Investments Limited	8	100	-	Investment holding	British Virgin Islands
Boland Housing Limited	4,000,200	100	-	Investment holding	Hong Kong
Bonna Estates Company Limited	1,000,000	100	100	Property leasing	Hong Kong
Brilliant Field Enterprises Limited	8	100	-	Investment holding	British Virgin Islands
Cactus Company Limited	8	100	-	Investment holding	British Virgin Islands
Caddo Enterprises, Limited	4,000,000	100	-	Property leasing	Hong Kong
Carmana Limited	2	100	-	Property leasing	Hong Kong
Channel Developments Inc.	8	100	-	Investment holding	British Virgin Islands
Cheshire Limited	8	100	-	Dormant	British Virgin Islands
Chi Pan Company, Limited	2	100	100	Dormant	Hong Kong
Cititop Limited	2	100	-	Property development	Hong Kong
Cleeton Investments Limited	8	100	-	Investment holding	British Virgin Islands
Country Bond Development Limited				Investment holding	Hong Kong
'A' Shares	990	79.8	-		
'B' Share	1	100	-		
Crisp Holdings Limited	8	100	-	Investment holding	British Virgin Islands
Dokay Limited	2	100	-	Property leasing	Hong Kong
Double Merit Investments Limited	8	100	100	Investment holding	British Virgin Islands
Easegood Enterprises Limited	2	100	-	Investment holding	Hong Kong
Emver Limited	8	100	-	Investment holding	British Virgin Islands
·rgetic Limited	8	100	-	Investment holding	British Virgin Islands
.ormous Joy Limited	8	100	-	Dormant	British Virgin Islands
Everglow Company Limited	8	100	-	Investment holding	British Virgin Islands
Fairwick Limited	2	100	-	Dormant	Hong Kong
Famex Limited	8	100	-	Investment holding	British Virgin Islands
Filders Limited	8	100	-	Investment holding	British Virgin Islands
Fu Yik Company Limited	3	100	-	Property leasing	Hong Kong
Gala Ruby Limited	2	100	100	Investment holding	Hong Kong
Garden Terrace (Blocks 2 & 3) Management Company Limited	2	100	100	Dormant	Hong Kong
Geraldton Investment Limited	8	100	-	Investment holding	British Virgin Islands
Gowily Limited	2	100	-	Property leasing	Hong Kong
Grand Centre Limited	4	100	-	Property leasing	Hong Kong
Halycon Limited	8	100	-	Investment holding	British Virgin Islands
Hang Chui Company Limited	2	100	-	Property leasing	Hong Kong
Hang Ease Company Limited	10,000	100	-	Dormant	Hong Kong
Hang Fine Company Limited	200	100	-	Property leasing	Hong Kong
Hang Kwok Company Limited	10,000	100	-	Property leasing	Hong Kong
Hang Lick Company Limited	10,000	100	-	Property leasing	Hong Kong
Hang Lung (Car Park Management) Limited	10,000	100	100	Dormant	Hong Kong
Hang Lung (Nominees) Limited	200	100	100	Nominee services	Hong Kong
Hang Lung Park-In Limited	2	100	-	Property leasing	Hong Kong
Hang Lung Project Management Limited	10,000	100	100	Project management	Hong Kong
Hang Lung Property Management Limited	100,000	100	-	Property management	Hong Kong

Certified true copy

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

Secretary

HANG LUNG PROPERTIES LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2002

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Hang Lung Real Estate Agency Limited	2	100	100	Property agencies	Hong Kong
Hang Lung (Secretaries) Limited	2	100	100	Secretarial services	Hong Kong
Hang Tak Company Limited	2	100	100	Dormant	Hong Kong
Hanley Villa Management Limited	2	100	100	Dormant	Hong Kong
Happy Giant Limited	8	100	-	Investment holding	British Virgin Islands
Hecabe Limited	8	100	-	Investment holding	British Virgin Islands
HL Mortgage (AC) Limited	2	100	-	Dormant	Hong Kong
HL Mortgage (GT) Limited	2	100	100	Financial services	Hong Kong
HL Properties Limited	2	100	100	Dormant	Hong Kong
HLP (China) Limited	2	100	100	Investment holding	Hong Kong
HLP International Finance Limited	50,000	100	100	Dormant	Hong Kong
HLP International Treasury Limited	8	100	100	Financial services	British Virgin Islands
HLP Treasury Limited	2	100	100	Financial services	Hong Kong
HLP Treasury Services Limited	2	100	-	Investment holding	Hong Kong
Hoi Full Limited	2	100	-	Dormant	Hong Kong
Introt Investment Limited	8	100	-	Investment holding	British Virgin Islands
Kelvey Limited	8	100	-	Investment holding	British Virgin Islands
Kilmore Investment Limited	8	100	-	Investment holding	British Virgin Islands
[illegible]berword Limited	8	100	-	Investment holding	British Virgin Islands
Kornhill Recreation Club Limited	2	100	-	Operation of club house	Hong Kong
Leadford Limited	8	100	-	Investment holding	British Virgin Islands
Level Investments Limited	8	100	-	Investment holding	British Virgin Islands
Levington Limited	8	100	-	Investment holding	British Virgin Islands
Lisbon Investment Limited	8	100	-	Investment holding	British Virgin Islands
Lockoo Limited	1,000,002	100	-	Property leasing	Hong Kong
Lucky Joy Limited	2	100	-	Investment holding	Hong Kong
Luen Cheong Can Centre Management Limited	2	100	100	Dormant	Hong Kong
Magic Rise Development Ltd.	US$100	100	-	Dormant	British Virgin Islands
Manbey Investments Limited	8	100	-	Investment holding	British Virgin Islands
Mansita Limited	2	100	-	Property leasing	Hong Kong
Mars Corporation	8	100	100	Dormant	British Virgin Islands
Monafat Limited	2	100	-	Property leasing	Hong Kong
Newhart Investments Limited	16	100	100	Investment holding	British Virgin Islands
New Haven Management Limited	2	100	100	Dormant	Hong Kong
Nine Wing Hong Street Management Limited	2	100	100	Dormant	Hong Kong
Noble Place Management Limited	2	100	100	Dormant	Hong Kong
Orchid Garden Investments Limited	8	100	-	Dormant	British Virgin Islands
Ottringham Limited	20	100	-	Property leasing	Hong Kong
Palex Limited	2	100	-	Property leasing	Hong Kong
[illegible] Versailles Management Company Limited	2	100	100	Dormant	Hong Kong
Parkawan Limited	2	100	-	Dormant	Hong Kong
Park Towers Management Limited	2	100	100	Dormant	Hong Kong
Pevek Investment Limited	8	100	-	Investment holding	British Virgin Islands
Pitonbo Limited	2	100	-	Dormant	Hong Kong
Pocaliton Limited	2	100	-	Property leasing	Hong Kong
Queld Investment Limited	8	100	-	Investment holding	British Virgin Islands
Rago Star Limited	2	100	-	Property leasing	Hong Kong
Redstone Investments Limited	8	100	-	Investment holding	British Virgin Islands
Ribblesdale Holdings Limited	8	100	-	Investment holding	British Virgin Islands
Rilarch Investments Limited	8	100	-	Investment holding	British Virgin Islands
Rioloy Limited	2	100	-	Property leasing	Hong Kong
Roda Investment Company Limited	8	100	-	Investment holding	British Virgin Islands
Ronhero Limited	2	100	-	Property leasing	Hong Kong
Rosper Limited	2	100	-	Investment holding	Hong Kong
Ross Company Limited	8	100	-	Investment holding	British Virgin Islands
Sallingham Limited	8	100	-	Investment holding	British Virgin Islands
Sandeman Limited	8	100	100	Investment holding	British Virgin Islands
Sebastian Limited	80	100	100	Dormant	British Virgin Islands
Sebes Investment Limited	8	100	-	Investment holding	British Virgin Islands
Serkin Investments Limited	8	100	100	Investment holding	British Virgin Islands
Spring Investments Limited	8	100	-	Investment holding	British Virgin Islands
Stooket Limited	2	100	100	Property leasing	Hong Kong
Sunflower Investments Limited	8	100	-	Dormant	British Virgin Islands

HANG LUNG PROPERTIES LIMITED

LIST OF SUBSIDIARIES

At 30th June, 2002

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Urmia Investment Limited	8	100	-	Investment holding	British Virgin Islands
Vamay Investment Limited	8	100	-	Investment holding	British Virgin Islands
Vanner Limited	8	100	-	Investment holding	British Virgin Islands
Vassan Investments Limited	8	100	-	Investment holding	British Virgin Islands
Viared Limited	8	100	-	Investment holding	British Virgin Islands
Wai Luen Investment Company, Limited	100,000	100	-	Property leasing	Hong Kong
Wapco Investment Limited	8	100	-	Investment holding	British Virgin Islands
Wililoy Limited	2	100	-	Property leasing	Hong Kong
Yangli Limited	2	100	-	Property leasing	Hong Kong
Yannett Properties Limited	8	100	-	Investment holding	British Virgin Islands
Zarat Limited	2	100	-	Property leasing	Hong Kong
Zimba Investment Limited	8	100	100	Investment holding	British Virgin Islands

Equity Joint Venture in The People's Republic of China	Registered Capital (US$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Shanghai Hang Bond Property Development Co., Ltd.	167,004,736	79	-	Property leasing	The People's Republic of China

HANG LUNG PROPERTIES LIMITED

LIST OF JOINTLY CONTROLLED ENTITIES

At 30th June, 2002

Company	Issued Share Capital (HK$)	% Held by The Group	% Held by The Company	Activity	Place of Incorporation and Operations
Country Link Enterprises Limited	10,000	52.5	-	Investment holding	Hong Kong
Ease Smart Development Limited				Investment holding	Hong Kong
'A' Share	1	-	-		
'B' Share	1	100	-		
Star Play Development Limited	3	33.3	-	Property leasing	Hong Kong

Equity Joint Venture in The People's Republic of China	Registered Capital (US$)	% Held by The Group	% Held by The Company	Activity	Incorporation and Operations
Shanghai Kong Hui Property Development Co., Ltd.	165,000,000	47.3	-	Property development and leasing	The People's Republic of China

Certified true copy

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

....
Secretary

董事局報告
REPORT OF THE DIRECTORS

董事局欣然提呈截至二零零二年六月三十日止年度其報告及已審核賬目以供省覽。

主要業務

本公司之主要業務為控股投資，並透過其附屬公司投資物業以供收租、發展物業以供出售，以及停車場管理與物業管理。

按業務及地域性分析之營業額及業績載於賬項附註第二項內。

主要附屬公司及合營公司

本集團之主要附屬公司及合營公司，其營業及註冊地點、已發行股本／註冊資本等資料載於賬項附註第三十二及三十三項內。

業績

本集團截至二零零二年六月三十日止年度之溢利及本公司與本集團於該日之財政狀況載於第八十七至一百三十四頁之賬項內。

本集團過去十個財政年度之業績、資產及負債概要載於第四及五頁內。

股息

董事局現建議派發末期股息每股普通股二角九仙，連同於二零零二年三月二十八日已派發之中期股息每股普通股一角一仙，截至二零零二年六月三十日止年度之全年派息將合共為每股普通股四角。擬派發之普通股末期股息倘於二零零二年十一月二十二日舉行之股東週年大會中獲股東通過，將於二零零二年十一月二十九日派發予於二零零二年十一月十五日名列股東名冊之股東。

更改公司名稱

本公司之名稱已更改為恒隆地產有限公司，以便更能反映本公司之主要業務以及令投資者易於識別本公司為恒隆集團內負責物業相關業務之公司。公司註冊處已於二零零一年十二月二十七日簽發有關之公司更改名稱註冊證書。

Certified true copy
For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒隆地產有限公司

....
Secretary

核數師報告
REPORT OF THE AUDITORS

致恒隆地產有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第八十七至一百三十四頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港《公司條例》規定董事須編製真實與公平的賬項。在編製這些賬項時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些賬項作出獨立意見,並向股東報告。

意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證,亦包括評估董事於編製賬項時所作的主要估計和判斷,所釐定的會計政策是否適合 貴公司及 貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充份的憑證,就賬項是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量賬項所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為,上述的賬項均真實與公平地反映 貴公司及 貴集團於二零零二年六月三十日的財政狀況和 貴集團截至該日止年度的溢利和現金流量,並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港,二零零二年八月二十八日

To the Shareholders of Hang Lung Properties Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 87 to 134 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 28 August 2002

		附註 Note	集團 Group 2002 百萬元 $Million	2001 百萬元 $Million	公司 Company 2002 百萬元 $Million	2001 百萬元 $Million
資本及儲備	CAPITAL AND RESERVES					
股本	Share capital	21	**3,732.6**	3,734.4	**3,732.6**	3,734.4
儲備	Reserves	22	**22,379.8**	24,123.1	**15,833.7**	14,477.0
股東權益	Shareholders' funds		**26,112.4**	27,857.5	**19,566.3**	18,211.4

袁偉良 *董事總經理* **吳士元** *執行董事*

Nelson W. L. Yuen *Managing Director* **Terry S. Y. Ng** *Executive Director*

Certified true copy

For and on behalf of
HANG LUNG PROPERTIES LIMITED
恒 隆 地 產 有 限 公 司

Secretary

賬項附註乃本賬項之一部份。

The annexed notes form part of these accounts.

Our Ref: SO-286-2002/HLPL

22nd November, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement –
Adoption of a Share Option Scheme by Hang Lung Properties Limited

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Mr. Joseph Wan of the Exchange on 22nd November, 2002 at 5:15 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

RsC/el

c.c. A. Plus Financial Press Ltd. (Attn. Mr. Lai Hoi Leung)

COPY

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-287-2002/HLP

25th November, 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong
Attention: Mr. Joseph Wan

Dear Sirs,

Joint Announcement
re: Adoption of a Share Option Scheme by Hang Lung Properties Limited

We have pleasure in enclosing herewith the original form and seven copies of the joint announcement in respect of the above 2 companies, in English and Chinese version, appeared today in The Standard and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.
RSWC/EL/rh

COPY

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話：2879 0111 傳真：2868 6760

恒隆集團有限公司
HANG LUNG GROUP LIMITED
(incorporated in Hong Kong with limited liability)

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT
ADOPTION OF A SHARE OPTION SCHEME
BY
HANG LUNG PROPERTIES LIMITED

The directors of HLG and HLP are pleased to announce that at the annual general meetings of HLG and HLP respectively held on 22nd November, 2002, the resolutions relating to the adoption of the Scheme were duly passed.

Reference is made to the circulars of Hang Lung Group Limited ("**HLG**") and Hang Lung Properties Limited ("**HLP**") both dated 8th October, 2002 in respect of, among other things, the proposal for adoption of the Scheme (the "**Circulars**"). Unless the context otherwise requires, terms used in this announcement shall have the same meanings as in the Circulars.

The directors of HLG and HLP are pleased to announce that the adoption of the Scheme was approved by the shareholders of HLG and HLP at their respective annual general meetings held on 22nd November, 2002.

By Order of the Board
Hang Lung Group Limited
Robin S.W. Ching
Company Secretary

By Order of the Board
Hang Lung Properties Limited
Robin S.W. Ching
Company Secretary

Hong Kong, 22nd November, 2002

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30 November 2002

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 4 December 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares 2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2,889,333,907	112,435	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ______ *Exercise price: HK$* ______ 2. ______ *Exercise price: HK$* ______						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price: HK$* ______ 2. ______ *Subscription price: HK$* ______						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price: HK$* 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ______ (please specify)	Price:	Issue and Allotment Date:				

Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month: N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC

Our Ref: SO-300-2002/HLPL

3rd December, 2002

E-Business & Information Services
Hong Kong Exchanges and Clearing Limited ("HKEx")
11th Floor, One International Finance Centre
1 Harbour View Street, Central
Hong Kong

By fax (2877-6987) & by mail

Dear Sirs,

Re: Joint Announcement -
Hang Lung Properties Limited & Grand Hotel Holdings Limited

We hereby submit to you the enclosed soft copy of the above document for publication on the HKEx website. The document was cleared by Ms. Piera Lam of the Exchange on 3rd December, 2002 at 1:25 p.m. The document may be published immediately upon receipt.

Should you have any queries, please contact Ms. Esther Li on 28790365.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

L

Robin Ching
Secretary

RsC/el

c.c. IFN Financial Press Ltd. (Attn. Ms. Belinda Wong)

COPY

恒隆地產
HANG LUNG PROPERTIES

Our Ref: SO-301-2002/HLP

4th December, 2002

The Listing Division
The Stock Exchange of Hong Kong Limited
12/F., One International Finance Centre
1 Harbour View Street, Central
Hong Kong
Attention: Mr. Joseph Wan

Dear Sirs,

Joint Announcement re:
(1) Closure of Unconditional Mandatory Cash Offers by AP Star Limited
(2) Compulsory Acquisition of the outstanding shares of Grand Hotel Holdings Limited
(3) Closure of Registers of Members of Grand Hotel Holdings Limited
(4) Suspension and Withdrawal of listing of shares of Grand Hotel Holdings Limited

We have pleasure in enclosing herewith the original form and seven copies of the above joint announcement made by Hang Lung Properties Limited and Grand Hotel Holdings Limited, in English and Chinese version, appeared today in South China Morning Post and Hong Kong Economic Times for your information.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin S.W. Ching
Secretary

Encl.

COPY

HANG LUNG PROPERTIES LIMITED 28/F Standard Chartered Bank Bldg. 4 Des Voeux Road Central, Hong Kong Tel:28790111 Fax:28686760
恒隆地產有限公司 香港中環德輔道中四號渣打銀行大廈二十八樓 電話:28790111 傳真:28686760

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED
(incorporated in Hong Kong with limited liability)

格蘭酒店集團有限公司
GRAND HOTEL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

(1) CLOSURE OF THE UNCONDITIONAL MANDATORY CASH OFFERS BY PLATINUM SECURITIES COMPANY LIMITED ON BEHALF OF AP STAR LIMITED, A WHOLLY OWNED SUBSIDIARY OF HANG LUNG PROPERTIES LIMITED, TO ACQUIRE ALL THE ISSUED SHARES OF GRAND HOTEL HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED OR AGREED TO BE ACQUIRED BY AP STAR LIMITED AND PARTIES ACTING IN CONCERT WITH IT)

(2) COMPULSORY ACQUISITION OF THE OUTSTANDING SHARES OF GRAND HOTEL HOLDINGS LIMITED

(3) CLOSURE OF REGISTERS OF MEMBERS

(4) SUSPENSION AND WITHDRAWAL OF LISTING OF SHARES OF GRAND HOTEL HOLDINGS LIMITED

Financial Adviser to Hang Lung Properties Limited

PLATINUM
Securities

The Offers closed at 4:00 p.m. on Tuesday, 3rd December, 2002.

As at 4.00 p.m. on 3rd December, 2002, the Offeror has received valid acceptances of the Offers in respect of 136,016,572 A Shares and 148,177,954 B Shares in aggregate (representing approximately 94.1% of the disinterested A Shares and 91.6% of the disinterested B Shares respectively in issue).

The Offeror has, upon the closure of the Offers, offered to purchase all the Shares held by its concert parties at the same prices as the offer prices under the Offers and such offers have been accepted in full by the concert parties. Taking into account such acceptances, the Offeror has received acceptances in respect of not less than 90% in value of the A Shares and the B Shares respectively in issue other than those already owned by the Offeror.

Including the Shares in respect of which acceptances of the Offers have been tendered and acceptances from the concert parties, the Offeror holds 613,109,639 A Shares and 586,460,739 B Shares representing approximately 98.6% of the A Shares and 97.7% of the B Shares respectively in issue. There are 8,521,587 A Shares and 13,539,261 B Shares subject to the Compulsory Acquisition, representing approximately 1.4% of the A Shares and 2.3% of the B Shares respectively in issue.

In view of the above, the Offeror intends to exercise its rights under the provisions of the Companies Ordinance to compulsorily acquire all those A Shares and B Shares not held by the Offeror, and then proceed to withdraw the listing of the Shares from the Stock Exchange. Notices of compulsory acquisition will be sent to the holders of outstanding Shares on or around 20th December, 2002.

GHH has applied for a suspension of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Wednesday, 4th December, 2002 until completion of the compulsory acquisition. The registers of members of GHH will be closed from Thursday, 19th December, 2002 to Thursday, 26th December, 2002 (both dates inclusive).

In light of the Offeror exercising its rights of compulsory acquisition under the Companies Ordinance and the closure of the register of members of GHH, the last day to submit share transfers for Shares will be Wednesday, 18th December, 2002 (before 4:00 p.m.) and no further transfer of Shares or other documents submitted by holders of Shares shall be accepted or considered in any way to be effective after 4:00 p.m. on 18th December, 2002 (except for transfers to the Offeror).

Terms defined in the composite document dated 15th October, 2002 issued jointly by HLP and GHH ("Composite Document") in relation to the Offers have the same meanings when used in this announcement unless otherwise provided herein.

INTRODUCTION

Following the extension of offer period as announced in the joint announcement of HLP and GHH dated 19th November, 2002, the board of directors of HLP is pleased to announce that the Offers to acquire all the issued Shares (other than those already owned or agreed to be acquired by the Offeror and parties acting in concert with it) have closed at 4:00 p.m. on Tuesday, 3rd December, 2002.

CLOSURE OF THE OFFERS AND LEVEL OF ACCEPTANCES

The Offers closed at 4:00 p.m. on Tuesday, 3rd December, 2002.

As at 4.00 p.m. on 3rd December, 2002, the Offeror has received valid acceptances of the Offers in respect of 136,016,572 A Shares and 148,177,954 B Shares in aggregate (representing approximately 94.1% of the disinterested A Shares and 91.6% of the disinterested B Shares respectively in issue).

The Offeror has, upon the closure of the Offers, offered to purchase all the Shares held by Cole, Platinum and Mr. Ronald Joseph Arculli, its concert parties, at the same prices as the offer prices under the Offers and such offers have been accepted in full by such concert parties. Taking into account such acceptances, the Offeror has received acceptances in respect of not less than 90% in value of the A Shares and the B Shares respectively in issue other than those already owned by the Offeror.

Including the Shares in respect of which acceptances of the Offers have been tendered and acceptances from the concert parties, the Offeror holds 613,109,639 A Shares and 586,460,739 B Shares representing approximately 98.6% of the A Shares and 97.7% of the B Shares respectively in issue. There are 8,521,587 A Shares and 13,539,261 B Shares subject to the compulsory acquisition, representing approximately 1.4% of the A Shares and 2.3% of the B Shares respectively in issue.

COMPULSORY ACQUISITION

As the Offeror has received acceptances in respect of not less than 90% in value of (1) the disinterested A Shares and the disinterested B Shares in issue for which the Offers are made and (2) the A Shares and the B Shares respectively in issue other than those already owned by the Offeror, the Offeror will exercise its rights under the provisions of the Companies Ordinance to compulsorily acquire all those Shares not held by the Offeror, and then proceed to withdraw the listing of the A Shares and the B Shares from the Stock Exchange.

Notices of compulsory acquisition will be sent to the holders of outstanding Shares on or around 20th December, 2002. Once the notices of compulsory acquisition are given, the Offeror shall be entitled and bound to acquire those Shares on the expiration of two months from the date on which such notice of compulsory acquisition is given, unless the court makes an order to the contrary upon the application of a holder of those Shares to which the notice relates.

Under the provisions of the Companies Ordinance, a holder of Shares to which the Offers relate who has not accepted the Offers may, by notice in writing addressed to the Offeror, require the Offeror to acquire those Shares. However, as the terms of the compulsory acquisition are the same as those under the Offers, it is not necessary for such holder who remains a holder of Shares on 19th December, 2002 to invoke such statutory right to put their Shares to the Offeror.

The Offeror intends to acquire all the outstanding Shares as soon as practicable. Completion of the compulsory acquisition is currently expected to take place on or about 24th February, 2003 (subject to no court order being applied for or made to the contrary), whereby all Shares not currently held by the Offeror would be acquired by the Offeror compulsorily, whether or not the Shareholders holding such outstanding Shares respond to the compulsory acquisition notices.

CLOSURE OF THE REGISTERS OF MEMBERS

In order to facilitate the compulsory acquisition, the registers of members of GHH will be closed from Thursday, 19th December, 2002 to Thursday, 26th December, 2002 (both dates inclusive). Any person wishing to present a share transfer or other document for entry into the registers of members must present such transfer or other document to GHH's share registrar, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 18th December, 2002. As the Offeror will despatch the notices of compulsory acquisition during the closure of the registers of members of GHH, no further transfer of Shares or other documents submitted by holders of Shares shall be accepted or considered in any way to be effective after 4:00 p.m. on 18th December, 2002 (except for transfers to the Offeror).

SUSPENSION AND WITHDRAWAL OF LISTING

GHH has applied for a suspension of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on Wednesday, 4th December, 2002 until completion of the compulsory acquisition. GHH has also applied to the Stock Exchange for the withdrawal of the listings of the A Shares and the B Shares on the Stock Exchange, subject to and with effect from the date of completion of the compulsory acquisition.

WARNING: Shareholders are reminded that following the withdrawal of listing of the Shares, there will be no recognised market on which the Shares can be traded, although the remaining Shareholders will have the statutory right to put the Shares to the Offeror under the Companies Ordinance.

By Order of the Board	By Order of the Board
Hang Lung Properties Limited	**Grand Hotel Holdings Limited**
Terry Sze Yuen Ng	**Terry Sze Yuen Ng**
Executive Director	*Executive Director*

Hong Kong, 3rd December, 2002

The directors of HLP jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to GHH) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to GHH) have been arrived at after due and careful consideration and there are no other facts (other than those relating to GHH) not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of GHH jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to HLP) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to HLP) have been arrived at after due and careful consideration and there are no other facts (other than those relating to HLP) not contained in this announcement, the omission of which would make any such statement in this announcement misleading.

Ref. No.:

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE

Notice pursuant to Part II and III of the Securities (Disclosure of Interests) Ordinance (CAP. 396)

(1) I AM A DIRECTOR OR CHIEF EXECUTIVE OF THE LISTED COMPANY MENTIONED BELOW AND THIS NOTICE IS GIVEN IN PERFORMANCE OF THE DUTIES IMPOSED BY THE ORDINANCE.

(2) Identification of listed company of which person making disclosure is a director or chief executive.

COMPANY NAME HANG LUNG PROPERTIES LIMITED STOCK CODE 101

(3) Identification of director or chief executive who is making disclosure.

NAME (Surname first) ARCULLI, Ronald Joseph HKID/Passport No. XA168716(3) CONTACT PHONE NO. 2281 7980

(4) I have or have ceased to have a notifiable interest (i.e. 10% or over) in the relevant share capital of the listed company details of which are set out in paragraph (10) on Page 2. Yes / No * (* Delete as appropriate)

(5) If your answer to paragraph (4) above is "No", you do not have to complete this and paragraphs (6), (7), (8) and (9).

(a) DATE event or change of circumstances took place giving rise to this duty of disclosure. DAY 04 MONTH 12 YEAR 02

(b) REASON FOR DISCLOSURE (see Explanatory Note then tick appropriate box number(s)) 1 ☒ 2 ☐ 3 ☐ 4 ☐ 5 ☐ 6 ☐ 7 ☐ 8 ☒

(6) If any of the notifiable interest in the relevant share capital of the listed company is held jointly with another party, complete this paragraph.

DETAILS OF INDIVIDUAL OR CORPORATION WITH WHOM SHARES ARE JOINTLY OWNED:

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A	N/A	N/A	N/A

(7) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as result of the deeming provisions contained in section 8(1) of the Ordinance (i.e. family interests, see Explanatory Note), complete this paragraph.

NAME OF FAMILY MEMBER (Surname first)	HKID/Passport No.	NUMBER OF SHARES HELD BY FAMILY MEMBER
N/A	N/A	N/A

(8) If any of the notifiable interest in the relevant share capital of the listed company (described at paragraph (2)) is held as a result of S.8(2), (3) and (4) of the Ordinance (i.e. corporate interests, see Explanatory Note), complete this paragraph.

NAME OF CORPORATION	ADDRESS OF CORPORATION	NUMBER OF SHARES HELD BY CORPORATION
N/A	N/A	N/A

Note: Please also fill in Page 2 for the completion of this disclosure.

(9) Name and address of registered shareholders of the notifiable interest in relevant share capital referred to at paragraph (4) of Page 1.

NAME (Surname First for Individual)	HKID/Passport No.	ADDRESS	NUMBER OF SHARES HELD
N/A	N/A	N/A	N/A

(10) Declaration of interests subsisting at the date of this notice form and transactions in the securities of the listed company and associated corporations since date of last notice form.

(A) NAME OF CORPORATION	(B) CLASS AND/OR DESCRIPTIONS OF SECURITIES	(C) PREVIOUS BALANCE	(D) PRESENT BALANCE	(E) TRANSACTIONS INVOLVED			
				ACQUISITION	DISPOSAL	DATE OF TRANSACTION (Day/Month/Year)	CONSIDERATION PER UNIT
GRAND HOTEL HOLDINGS LTD "A" SHARES	ORDINARY SHARES	171,879	0	☐	☒	04/12/2002	1.84
GRAND HOTEL HOLDINGS LTD "B" SHARES	ORDINARY SHARES	199,985	0	☐	☒	04/12/2002	0.184
HANG LUNG GROUP LTD	ORDINARY SHARES	1,089,975	1,089,975	☐	☐	/ /	
HANG LUNG PROPERTIES LTD	ORDINARY SHARES	724,346	724,346				

(11) Grants, assignments and exercises of rights to subscribe for securities of listed company and associated corporations.

GRANTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) DATE GRANTED (Day/Month/Year)	(E) PERIOD DURING WHICH RIGHTS EXERCISABLE	(F) UNIT PRICE TO BE PAID FOR SECURITIES	(G) CONSIDERATION (IF ANY)
N/A	N/A	N/A	/ /	N/A	N/A	N/A
			/ /			
			/ /			

EXERCISES AND ASSIGNMENTS OF RIGHTS

(A) NAME OF CORPORATION	(B) CLASS OF SECURITIES	(C) NUMBER OF SECURITIES	(D) NAME(S) IN WHICH SHARES REGISTERED UPON EXERCISE ONLY (Surname first for Individual)	(E) CONSIDERATION UPON ASSIGNMENT
N/A	N/A	N/A	N/A	N/A

(Please continue on separate sheet if insufficient space available.)

Before signing this notice form, the signatory should make sure all the information disclosed herein is correct.

Signature: [signature] Date: 10 Day 12 Month 02 Year

CF001-5/91

Our Ref: SO-304-2002/HLPL

6th December, 2002

Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1 Harbour View Street,
Central,
Hong Kong.

Attn. Mr. Joseph Wan

Dear Sirs,

Re: Hang Lung Properties Limited
Annual General Meeting held on 22nd Nov., 2002

We would like to inform you that at the Annual General Meeting ("AGM") of the Company held on 22nd November, 2002, all resolutions set out in the Notice of AGM dated 8th October, 2002 ("the Resolutions") have been duly passed. Accordingly, we enclose herewith 8 certified extract from the minutes of the AGM in respect of the Resolutions together with 8 certified copy of the Circular in printed version in respect of Notice of AGM and Repurchase Mandate of the Company for your record.

Yours faithfully,
For and on behalf of
HANG LUNG PROPERTIES LIMITED

Robin Ching
Secretary

Encl.

RsC/el

COPY

Company : **HANG LUNG PROPERTIES LIMITED**
Registered Office : 28th Floor, 4 Des Voeux Road Central, Hong Kong.

Extract from the Minutes of an Annual General Meeting ("AGM") of the Company held at 29th Floor, 4 Des Voeux Road Central, Hong Kong on 22nd November, 2002:-

GENERAL MANDATE RE REPURCHASE OF OWN SHARES

The Chairman proposed the following resolution as an Ordinary Resolution of the Company:-

"THAT Resolution No. 5A as set out in the Notice of Annual General Meeting dated 8th October, 2002 be and is hereby passed as an Ordinary Resolution."

A shareholder, Ms. Esther Li seconded the motion which was put to the Meeting and declared carried unanimously.

GENERAL MANDATE RE ISSUE OF SHARES

The Chairman proposed the following resolution as an Ordinary Resolution of the Company:-

"THAT Resolution No. 5B as set out in the Notice of Annual General Meeting dated 8th October, 2002 be and is hereby passed as an Ordinary Resolution."

A shareholder, Ms. Irene Cho seconded the motion which was put to the Meeting and declared carried unanimously.

GENERAL MANDATE RE ISSUE OF REPURCHASED SHARES

The Chairman proposed the following resolution as an Ordinary Resolution of the Company:-

"THAT Resolution No. 5C as set out in the Notice of Annual General Meeting dated 8th October, 2002 be and is hereby passed as an Ordinary Resolution."

A shareholder, Mr. Charlie Yeung seconded the motion which was put to the Meeting and declared carried unanimously.

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ADOTPION OF THE SHARE OPTION SCHEME OF THE COMPANY

The Chairman proposed the following resolution as an Ordinary Resolution of the Company:-

"THAT Resolution No. 6 as set out in the Notice of Annual General Meeting dated 8th October, 2002 be and is hereby passed as an Ordinary Resolution."

A shareholder, Ms. Rebecca Hu seconded the motion which was put to the Meeting and declared carried unanimously.

AMENDMENT OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Chairman proposed the following resolution as a Special Resolution of the Company:-

"THAT Resolution No. 7 as set out in the Notice of Annual General Meeting dated 8th October, 2002 be and is hereby passed as a Special Resolution."

A shareholder, Ms. Irene Cho seconded the motion which was put to the Meeting and declared carried unanimously.

I hereby certify that the foregoing Resolutions were passed by the shareholders of the Company at the AGM, that they have been entered in the Minute Book of the Company and signed therein by the Chairman of the AGM and are in accordance with the Company's Memorandum and Articles of Association or equivalent constitutional documents.

Date : 22nd November, 2002

Robin S.W. Ching
Secretary

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

Certified True Copy

Secretary

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.

2. To declare a final ordinary dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "**THAT**:

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the Company will be held at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong on Friday, 22nd November, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and Reports of the Directors and Auditors for the year ended 30th June, 2002.

2. To declare a final ordinary dividend.

3. To re-elect directors and authorise the Board of Directors to fix directors' fees.

4. To re-appoint auditors and authorise the directors to fix their remuneration.

As special business:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5. A. "**THAT**:

(a) subject to paragraphs (b) and (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of ordinary shares of HK$1 each in the capital of the Company ("Ordinary Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of convertible cumulative preference shares of HK$7,500 each in the capital of the Company ("Convertible Preference Shares") which may be purchased by the Company on The Stock Exchange of Hong Kong Limited, Societe de la Bourse de Luxembourg (Luxembourg Stock Exchange) or on any other stock exchange recognised for this purpose by the Securities and Futures Commission and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, 'Relevant Period' means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

B. "**THAT**:

(a) subject to paragraph (c) below, pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period (as defined in Resolution No. 5A(d) in the Notice of this Meeting) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into shares in the capital of the Company or options, warrants or similar rights to subscribe for any such shares or such convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to allot, issue or grant securities convertible into shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of rights of subscription under the terms of any warrants issued by the Company or the exercise of rights of conversion attaching to any Convertible Preference Shares (as defined in Resolution No. 5A(c) in the Notice of this Meeting), (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of: (aa) in the case of Ordinary Shares (as defined in Resolution No. 5A(b) in the Notice of this Meeting), 20 per cent. of the aggregate nominal amount of the Ordinary Shares in the share capital of the Company in issue at the date of passing this Resolution plus (bb) in the case of Convertible Preference Shares, 20 per cent. of the aggregate nominal amount of the Convertible Preference Shares in the share capital of the Company in issue at the date of passing this Resolution plus (cc) if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company set out as Resolution No. 5C in the Notice of this Meeting, the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution, up to a maximum equivalent to 10 per cent. in the case of Ordinary Shares, the aggregate nominal amount of the Ordinary

Shares in issue at the date of passing this Resolution and in the case of Convertible Preference Shares, the aggregate nominal amount of the Convertible Preference Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

'Rights Issue' means an offer of shares or other securities open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 5B in the Notice of this Meeting in respect of the share capital of the Company referred to in sub-paragraph (cc) of paragraph (c) of such Resolution."

6. "That conditionally on the approval of the share option scheme, principal terms of which are set out in the summary sent to shareholders with this Notice and the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "Share Option Scheme") by the shareholders at the annual general meeting of Hang Lung Group Limited, the Company's holding company, and conditionally on The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the Share Option Scheme, the Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the Board of Directors of the Company or a duly authorised committee thereof be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and to take all such steps as may be necessary or desirable to implement the Share Option Scheme and to vote on any matter connected therewith notwithstanding that they or any of them may be interested in the same."

To consider and, if thought fit, pass the following resolution as Special Resolution:

7. "That the Articles of Association of the Company be and are hereby amended as follows:

A. by altering Article 2 in the following manner:

(a) inserting the words "(including an electronic communication)" after the words "non-transitory form" in the definition of ""writing" or "printing""; and

(b) inserting after the expression "newspaper" the following new expressions:

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or electronic address used for such purposes;

"communication" shall include a communication comprising sounds or images or both;

"electronic communication" means a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunication system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form;

B. by adding the following at the end of Article 167(B):

"(C) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents to be laid before the Company's annual general meeting referred to in paragraph (B) of this Article shall be deemed satisfied in relation to any person by sending to that person, a summary financial report derived from such financial documents, which shall be in the form and contain the information required by applicable laws, rules and regulations, in place of sending copies of the full financial documents.

(D) Subject to due compliance with the Companies Ordinance, all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time, and to the obtaining of all necessary consents, if any, required thereunder, the requirements to send out copies of the Company's financial documents referred to in paragraph (B) of this Article or a summary financial report referred to in paragraph (C) of this Article shall be deemed satisfied in relation to any person by publication of such financial documents or summary financial report, as the case may be, on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication) in place of sending printed copies of such documents if that person has agreed or is deemed pursuant to applicable laws, rules and regulations to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send out to him a copy of such documents.";

C. by adding the following after the words "Chinese language newspaper" in the seventh line in Article 171:

"or in relation to the publication of the Company's financial documents or summary financial report, as the case may be, pursuant to paragraph (D) of Article 167, by placing it on the Company's computer network and giving to the persons referred to in the said paragraph (D) of Article 167 a notice stating that the financial documents or summary financial report is available at the Company's computer network ("a notice of availability"). The notice of availability may be given to members by placing it on the Company's computer network or by electronic communication or any of the means set out in this Article.";

D. by adding the words "or documents" after the words "In the case of joint holders of a share, all notices" in the seventh line in Article 171;

E. by altering Article 173 in the following manner:

(a) adding the words "or document" after the words "Any notice" in the first line in Article 173; and

(b) adding the following at the end of Article 173:

"Any notice or document sent by electronic communication shall be deemed to be given on the day on which it is transmitted from the server or other transmitting device of the Company or its agent. A document placed on the Company's computer network is deemed sent by the Company on the day following that on which a notice of availability is deemed served on the member. A notice of availability placed on the Company's computer network is deemed served on the member on the day it is uploaded onto the Company's computer network.";

F. by adding the words "or served by any means permitted by and" after the words "registered address of any member" in the second line in Article 176; and

G. by inserting the following new Article 177A immediately after the existing Article 177:

"Any notice or document (including the relevant financial documents or the summary financial report) may be given to a member in either the English language or the Chinese language (or both), subject to due compliance with all applicable laws, rules and regulations including, without limitation, any rules prescribed by The Stock Exchange of Hong Kong Limited from time to time.""

8. Any other business.

By Order of the Board
Robin S W Ching
Secretary

Hong Kong, 8th October, 2002

Registered Office:
28th Floor
4 Des Voeux Road Central
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him; a proxy need not be a member. All proxies must be deposited at the registered office of the Company, 28th Floor, 4 Des Voeux Road Central, Hong Kong, not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof.

2. The Register of Members will be closed from Wednesday, 13th November, 2002 to Friday, 15th November, 2002, both days inclusive, during which period no share transfers will be effected. In order to qualify for the proposed final ordinary dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 12th November, 2002.

3. With respect to Resolution No. 5A above, approval is being sought from the members for a general mandate to repurchase shares to be given to the directors.

4. Concerning Resolution No. 5B above, the directors have no immediate plans to issue any new shares of the Company; approval is being sought from the members as a general mandate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

5. With respect to Resolution No. 5C above, approval is being sought from the members for an extension of the general mandate granted to the directors to issue shares by including the number of shares repurchased under the authority granted pursuant to Resolution No. 5A.

6. A summary setting out the principal terms of the Share Option Scheme of the Company referred to in Resolution No. 6 above is appended to this Notice.

7. In relation to Resolution No. 7 above, approval is being sought from the members for amending the Articles so as to permit the Company to take advantage of new legislation which offers members the choice to receive the summary financial report in place of the Company's financial documents and the choice to forego receipt of a printed copy of either the summary financial report or the Company's financial documents or any corporate documents in favour of relying on the versions of those documents published on the Company's computer network, and also allow the Company to send corporate documents in either English or Chinese language.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this document the omission of which would make any statement herein misleading.

SUMMARY OF PRINCIPAL TERMS OF, AND OTHER INFORMATION ON, SHARE OPTION SCHEME

A. SUMMARY OF PRINCIPAL TERMS OF SHARE OPTION SCHEME

The following is a summary of the principal terms of the Share Option Scheme ("the Scheme") proposed to be approved at the Annual General Meeting:

In the Scheme the following expressions have the following meanings:

"Eligible Participant" any:

(a) Employee;

(b) non-executive director and any independent non-executive director or officer of any member of the Group;

(c) Secondee;

(d) business partner, agent, consultant or representative of any member of the Group;

(e) supplier of goods or services to any member of the Group or any director or employee of any such supplier;

(f) customer of any member of the Group or any director or employee of any such customer;

(g) person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Group or any director or employee of any such entity;

"Employee" any executive director or employee of, or any person who has accepted an employment offer by (and is awaiting commencement of his employment with), any member of the Group (in each case, whether full time or part time);

"Grantee"	any Eligible Participant who accepts an offer in accordance with the terms of the Scheme or (where the context so permits) the Personal Representatives of such Eligible Participant;
"Group"	the Company and its holding company and subsidiaries, and the subsidiaries of such holding company;
"Listing Rules"	the rules governing the listing of securities on the Stock Exchange, as amended;
"Option"	an option to subscribe for Shares granted pursuant to the Scheme;
"Personal Representative(s)"	the person or persons who, in accordance with the laws of succession applicable in respect of the death of a Grantee, is or are entitled to exercise an Option granted to such Grantee;
"Scheme"	the Share Option Scheme described in this summary (in its present or any amended form);
"Secondee"	a person who is seconded to work for any member of the Group;

1. **Purpose**

The purpose of the Scheme is to enable the Company to grant options to selected participants as incentives or rewards for their contributions to the Group.

2. **Who may join**

On and subject to the terms of the Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Eligible Participant as it may at its absolute discretion select.

3. **Approval of the shareholders or independent non-executive directors of the holding company**

Insofar and for so long as the Listing Rules so require and the shares of any holding company of the Company are listed on the Stock Exchange, any provision in the Scheme requiring the approval of the shareholders or independent non-executive directors of the Company is to be construed as also requiring the approval of the shareholders or independent non-executive directors (as the case may be) of such holding company.

4. Administration

The Scheme shall be subject to the administration of the Board which shall, in its discretion and based on such factors as it shall consider relevant:

(a) grant Options to those Eligible Participants whom it shall select from time to time;

(b) determine the time of the grant of Options;

(c) determine the number of Shares to be subject to each Option;

(d) determine the terms and conditions of each Option;

(e) approve the form of option agreements setting out the terms on which particular Options are granted;

(f) construe and interpret the terms and conditions of the Scheme and Options;

(g) prescribe, amend and rescind rules and regulations relating to the Scheme; and

(h) subject to the other provisions of the Scheme, have power to vary the terms and conditions of any option agreement, including extending the period within which Shares must be taken up under an Option (subject to paragraph 8), and waiving or amending (in whole or in part) any conditions to which Options are subject.

5. Grant of Option

On and subject to the terms of the Scheme, the Listing Rules and all applicable laws and other regulations, the Board may at any time within 10 years commencing on the date the Scheme is adopted by the Company make offers for the grant of Options to such Eligible Participants as the Board may in its absolute discretion select.

6. Acceptance of offer for the grant of Options

The consideration payable on acceptance of an offer for the grant of Options shall be such amount as the Board may in its absolute discretion determine. An offer shall be deemed to have been accepted when the counterpart of the option agreement duly signed by the Grantee together with a remittance in favour of the Company of the amount of the consideration for the grant of the Option is received by the Company at the place specified in the option agreement. Such consideration shall not be refundable. On such acceptance, the relevant Option shall (subject to certain limited exceptions) be treated as having been granted on the date of the offer.

7. Subscription price

The subscription price payable on exercise of an Option shall be such price as the Board may in its absolute discretion determine at the time of its grant, and may be fixed at different prices for different periods during which the Option is to be exercised, provided that it shall not be less than whichever is the highest of (a) the closing price of the Shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheet on the date of grant; (b) the average of the closing prices of the Shares on the Stock Exchange as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of the Shares.

8. **Option period**

The period within which the Shares must be taken up under an Option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed any maximum length permitted by the Listing Rules, currently 10 years from the date of grant of the relevant Option.

9. **Rights are personal to Grantee**

An Option shall be personal to the Grantee and shall not be assignable or transferable.

10. **Ranking of Shares**

The Shares to be allotted and issued upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Company from time to time in force and shall rank pari passu in all respects with the existing fully paid Shares in issue on the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members.

11. **Rights on death, ill health, injury or disability**

If a Grantee dies, his Personal Representatives may exercise the Option (to the extent exercisable at the date of death) within the period of 12 months, failing which the Option will lapse.

If a Grantee ceases to be an Eligible Participant by reason of ill health, injury or disability, he or his Personal Representatives may exercise the Option (to the extent exercisable at the date of cessation) within the period of 6 months, failing which the Option shall lapse.

12. **Rights on cessation for other reasons**

If a Grantee ceases to be an Eligible Participant in circumstances other than those described in paragraphs 11, 13 or 14 then, unless otherwise provided in his option agreement, the Grantee may exercise his Option, to the extent exercisable at the date of such cessation, within 3 months after such cessation (or such longer period as the Board shall decide), provided that no exercise is permitted after the expiration of the term of such Option as set out in the option agreement. If the Option is not exercised within the time specified, it will lapse. For these purposes, the expiry of any contract or appointment and its renewal within 30 days shall not be treated as such a cessation.

13. **Termination due to serious misconduct, breach of contract, bankruptcy, insolvency etc.**

If a Grantee was an Employee but ceases to be an Eligible Participant by reason of the termination of his employment on grounds entitling the employer to effect such termination without notice (including serious misconduct, any act of bankruptcy or arrangement or composition with creditors, or conviction of any criminal offence involving integrity or honesty) whether pursuant to the terms of the contract of employment of the Grantee or otherwise, the Option granted to him shall lapse immediately.

If an event occurs in relation to a Grantee, other than an Employee, by reason of which, if he had been an Employee, the Company would have been entitled to terminate his employment without notice as referred to above, the Option granted to him shall lapse immediately.

If the Grantee at the time of grant to him qualified as an Eligible Participant because he fell within paragraphs (d), (e), (f) or (g) of the definition of "Eligible Participant", and such Grantee has

ceased to qualify, or he or the entity described in such paragraph of which he is a director or employee has, after the grant of such Option, committed any breach of a contract entered into between such Grantee or entity and the relevant member of the Group, then all his outstanding Options shall lapse automatically and cease to be exercisable on the date of the Directors' determination that it has occurred.

14. **Rights on termination due to the separate listing or sale of a member of the Group, disposal of the business of a member of the Group, etc.**

If the Board considers that, due to the separate listing or sale of a member of the Group or disposal of the business of a member of the Group, a Grantee should cease to be treated as an Eligible Participant, or if the Company or another member of the Group is reorganised or merged or consolidated with another entity (and paragraphs 15 and 16 below do not apply), the Board may at its sole discretion (a) make such arrangements as it considers appropriate for the grant of substitute options or share purchase rights of equivalent fair value to an Option in the purchasing, surviving or newly-listed company; (b) reach such accommodation with the Grantee as it considers appropriate, including the payment of cash compensation to the Grantee (or his Personal Representatives) equivalent to the fair value of an Option to the extent exercisable; (c) waive any conditions to vesting of an Option to the extent not already exercised; or (d) permit the continuation of an Option in accordance with its original terms.

15. **Rights on takeover**

If a general offer by way of takeover is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), and the offer becomes or is declared unconditional in all respects, the Grantee (or his Personal Representatives) may by notice in writing to the Company within 28 days thereafter (or such longer time as the Board may determine is appropriate to enable the Grantee to participate in the offer on a similar basis to the holders of Shares) exercise the Option (to the extent not already exercised) in respect of some or all of the Shares over which the Option was granted, provided that if the Option has not been exercised within such period it shall lapse.

16. **Rights on compromise or arrangement**

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of the amalgamation of the Company with any other company or companies, the Company shall give notice to the Grantee on the same date as it despatches the notice to each member or creditor of the Company summoning the meeting to consider such compromise or arrangement, and thereupon the Grantee (or his Personal Representatives) may, until the expiry of the period commencing on such date and ending on the earlier of the date 2 calendar months thereafter and the date on which such compromise or arrangement is sanctioned by the court, exercise any of his Options (to the extent not already exercised) in respect of some or all of the Shares over which the Option was granted, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective, and upon such compromise or arrangement becoming effective all Options shall lapse except insofar as previously exercised under the Scheme. The Company may require the Grantee (or his Personal Representatives) to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position, as nearly as possible, as would have been the case had such Shares been subject to such compromise or arrangement.

17. **Rights on voluntary winding-up of the Company**

If a notice is given by the Company to its members to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution for the voluntary winding-up of the Company, the Company shall on the same date or soon after it despatches such notice to each member of the Company give notice thereof to all Grantees (together with a notice of the existence of the provisions of this paragraph), and thereupon each Grantee (or his Personal Representatives) shall be entitled to exercise any of his Options (to the extent not exercised) in respect of some or all of the Shares over which the Option was granted, at any time not later than 7 business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible, and in any event no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Grantee credited as fully paid. If such resolution is duly passed, all Options shall thereupon lapse except insofar as previously exercised under the Scheme.

18. **Lapse of Option**

Subject to the discretion of the Board to extend the period within which the Shares must be taken up under the Option in accordance with paragraphs 4 and 8, an Option shall lapse automatically and cease to be exercisable on the earliest of (a) the expiry of the period within which the Shares must be taken up; (b) any of the dates or occurrences, or the expiry of any of the periods, referred to in paragraphs 11, 12, 13, 15, 16 or 17 as giving rise to such lapse; and (c) the date on which the Board certifies that there has been a breach of paragraph 9, including any agreement by the Grantee to create any interest in such Option in favour of a third party.

19. **Cancellation of Option**

Options granted but not exercised and not lapsed in accordance with the terms of the Scheme may be cancelled by the Company with the approval of the Eligible Participant. Where the Company cancels Options and issues new Options to the same Grantee, the issue of such new Options may only be made under the Scheme with available unissued Options (excluding the cancelled Options) within the limits set out in paragraphs 20 (a) to (f).

20. **Maximum number of Shares available for subscription**

(a) *Overriding Limit*

Subject to the Listing Rules, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other schemes of the Company must not exceed 30% of the Shares in issue from time to time. No options may be granted under the Scheme or any other schemes of the Company if this will result in this limit being exceeded.

(b) *Mandate Limit*

Subject to the provisions of paragraphs 20(c) and (d), the total number of Shares which may be issued on exercise of all options granted under the Scheme and any other schemes (excluding, for this purpose, options which have lapsed in accordance with the terms of the Scheme and any other scheme) must not, in aggregate, exceed 10% of the Shares in issue as at the date of adoption of the Scheme, being 288,933,390 Shares (the "Mandate Limit").

(c) *Refreshing of Mandate Limit*

Subject to the limit set out in sub-paragraph 20(a) above, the Company may from time to time by ordinary resolution of the shareholders refresh the Mandate Limit. However, the total number of Shares which may be issued upon exercise of all options to be granted under the Scheme and all other schemes of the Company under the limit as refreshed must not exceed 10% of the Shares in issue as at the date of such resolution. Options previously granted under the Scheme and any other schemes (including those outstanding, cancelled, exercised or lapsed in accordance with the Scheme and other schemes) will not be counted for the purpose of calculating the limit as refreshed.

(d) *Grant of Options to specifically identified Eligible Participants*

The Company may in addition seek separate approval by its shareholders in general meeting for granting Options beyond the Mandate Limit, provided that the Options in excess of the limit are granted only to Eligible Participants specifically identified by the Company before such approval is sought. The date of grant shall be deemed to be the date of the board meeting for the purpose of approving such further grant.

(e) *Limit for each Eligible Participant*

Unless approved by ordinary resolution of shareholders in general meeting in accordance with the Listing Rules, the aggregate number of Shares issued and to be issued upon exercise of Options granted to an Eligible Participant shall not exceed in any 12-month period 1% of the Shares in issue. If shareholders approve by ordinary resolution in general meeting the grant of Options to an Eligible Participant in excess of such limit, the date of grant shall be deemed to be the date of the board meeting for approving such further grant.

(f) *Adjustment to maximum number*

The maximum number of Shares shall be adjusted in such manner as the auditors shall certify in writing to be appropriate in the event of any alteration in the capital structure of the Company, whether by way of capitalisation issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company.

21. **Grant of Option to connected persons (as defined in the Listing Rules)**

Insofar and for so long as the Listing Rules so require, where any offer of an Option is proposed to be made to a Director, chief executive or substantial shareholder of the Company or any of their respective associates, such offer must first be approved by independent non-executive directors of the Company (excluding any independent non-executive director to whom such offer is proposed to be made). Insofar and for so long as the Listing Rules so require, unless specifically approved by the shareholders in general meeting following the issue of a circular to shareholders by the Company, no Option may be granted to any substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, which would result in the Shares issued and to be issued upon exercise of all options already granted or to be granted (including options exercised, cancelled and outstanding) to such person under the Scheme and any other schemes of the Company in the 12-month period up to and including the date of the board meeting for proposing such further grant (a) representing in aggregate over 0.1% of the issued share capital of the Company; and (b) having an aggregate value, based on the closing price of the Shares at the date of the board meeting for proposing such further grant, in excess of HK$5 million. In such general meeting, the grant of

Options to the substantial shareholder or independent non-executive director, or any of their respective associates, shall be approved by the shareholders of the Company with all connected persons of the Company abstaining from voting, except that any connected person may vote against such resolution provided that he has informed the Company of his intention to do so and such intention has been stated in the relevant circular to shareholders.

Insofar as the Listing Rules require, any variation of the terms of an Option granted to a Grantee who is a substantial shareholder or an independent non-executive director or any of their respective associates must first be approved by ordinary resolution of shareholders in general meeting.

22. **Effects of reorganisation of capital structure**

In the event of any alteration in the capital structure of the Company while any Option remains exercisable, whether by way of a capitalisation issue, rights issue, consolidation or subdivision of Shares, reduction of capital, such corresponding alterations (if any) shall be made to the number and/or nominal amount of Shares subject to unexercised Options, to the subscription price in respect of unexercised options, and/or to the maximum number of Shares subject to the Scheme, as the auditors shall certify in writing to the Board to be in their opinion fair and reasonable (except in the case of a capitalisation issue where no such certification shall be required), provided that (a) any such adjustment shall be made on the basis that the proportion of the issued Shares issuable on the exercise of any Option by a Grantee shall be the same as it was before such event, and (b) no such adjustment shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. The issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any such alterations.

If there has been any alteration in the capital structure of the Company, the Company shall, upon receipt from a Grantee of a notice to exercise his Options, inform the Grantee of such alteration and shall either inform the Grantee of the adjustment to be made in accordance with the certificate of the auditors obtained by the Company for such purpose or, if no such certificate has yet been obtained, inform the Grantee of such fact and instruct the auditors as soon as practicable thereafter to issue a certificate in that regard.

23. **Alteration to the Scheme**

(a) The Board may amend any of the provisions of the Scheme at any time, provided that, except where approved in advance by ordinary resolution of shareholders in general meeting, no alteration shall be made to the Scheme which is to the advantage of Grantees or prospective Grantees and which relates to: (i) the purposes of the Scheme; (ii) the Eligible Participants and the basis for determining their eligibility; or (iii) the terms of paragraphs 4(d), 5, 6, 7, 8, 9, 10, 18, 19, 20(a) to 20(e), 22, 24 and this paragraph 23.

(b) No alterations to the Scheme which are of a material nature, nor to the terms of Options granted under the Scheme, may be made unless approved in advance by ordinary resolution of shareholders in general meeting, or unless such alterations take effect automatically under the terms of the Scheme.

(c) Any change to the authority of the Board to alter the terms of the Scheme must be approved by shareholders in general meeting.

(d) Subject to paragraphs (a) to (c) above, the Board need not obtain the approval of the shareholders for any minor changes or for alterations which take effect under the terms of the Scheme.

(e) Except as described in paragraph 23(d), no alteration shall be made to the Scheme which would operate to affect adversely any rights which have accrued to any Grantee at the date of such alteration.

(f) Subject to the Listing Rules and the applicable provisions of paragraph 23(a) and (b), the Board may, at any time and in its absolute discretion, remove, waive or relax the conditions, restrictions or limitations imposed in an option agreement with a Grantee on compassionate or any other grounds.

(g) The terms of the amended Scheme and Options granted thereunder shall comply with the relevant requirements of the Listing Rules in force from time to time.

24. **Termination of the Scheme**

The Board may by resolution at any time terminate the operation of the Scheme, and in such event no further Options shall be offered after the Scheme is terminated, but in all other respects the provisions of the Scheme shall remain in full force and effect. All Options granted prior to such termination and not exercised at the date of termination shall remain valid.

25. **Law**

The Scheme and all Options thereunder are governed by Hong Kong law.

B. OTHER INFORMATION ON SHARE OPTION SCHEME

It is proposed to adopt the Scheme which will be put to shareholders for approval at the Annual General Meeting to be held on 22nd November, 2002.

The purpose of the Scheme is to provide incentives or rewards to selected participants for contributions to the Group. The achieving of this purpose is facilitated by the rules of the Scheme which provide that the Board is empowered to determine the terms and conditions of any Option based in each case on such factors as the Board considers relevant, as this enables the Board to grant Options to participants who are regarded as valuable to the Group based on factors such as their years of service, work experience and industry knowledge, or their contribution to the growth and success of the Group through the provision of goods and services. The authority given to the Board under the Scheme to specify any minimum holding period and/or performance targets as conditions in any Option granted, and the requirement for a minimum subscription price prescribed by the rules of the Scheme, will serve to protect the value of the Company as well as to achieve the purpose of the Scheme.

It is not considered appropriate to state the value of all Options that can be granted pursuant to the Scheme as if they had already been granted, as any such statement would not be meaningful to the shareholders, taking into account the number of variables which are crucial for the calculation of Options' value and which have not been determined. Such variables include the exercise price, exercise period, any lock-up period, any performance targets set, and the fact that Options may lapse or be cancelled prior to the normal expiry of their respective exercise periods on the happening of events (as specified in the Scheme) which are not predictable or controllable by the Board.

The Scheme constitutes a share option scheme governed by Chapter 17 of the Listing Rules, and the adoption of the Scheme is subject to the approval of the shareholders of the Company and Hang Lung Group Limited in Annual General Meetings.

Application has been made to the Stock Exchange for the approval of the listing of and permission to deal in the Shares to be issued pursuant to the exercise of Options granted under the Scheme.

The full terms of the Scheme may be inspected at the Company's registered office at 28th Floor, Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong from the date of this document up to and including the date of the Company's forthcoming Annual General Meeting, and at such Annual General Meeting.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

EXPLANATORY STATEMENT

The following is the **Explanatory Statement** required to be sent to shareholders under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in connection with the general mandate for repurchase of shares to be proposed at the forthcoming Annual General Meeting to be held on 22nd November, 2002 and also constitutes the Memorandum required by Section 49BA(3) of the Companies Ordinance:

(i) It is proposed that up to 10 per cent. of the ordinary shares of HK$1 each ("Ordinary Shares") and the convertible cumulative preference shares of HK$7,500 each ("Convertible Preference Shares") of the Company (collectively the "Shares") in issue at the date of passing of the resolution to approve the general mandate may be repurchased. As at 27th September, 2002, the latest practicable date for determining such figures, the numbers of Ordinary Shares and Convertible Preference Shares in issue were 2,889,333,907 shares and 112,435 shares respectively. On the basis of such figures (and assuming no further Ordinary Shares are issued as a result of the exercise of conversion rights attaching to Convertible Preference Shares presently in issue and no Ordinary Shares and Convertible Preference Shares are repurchased after 27th September, 2002 and up to the date of passing such resolution), the directors would be authorised to repurchase Ordinary Shares and Convertible Preference Shares up to a limit of 288,933,390 shares and 11,243 shares respectively.

(ii) The directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the directors believe that such repurchases will benefit the Company and its shareholders.

(iii) Repurchases pursuant to the mandate would be funded from the available cash flow and/or working capital facilities of the Company. The funds employed by the Company in connection with a repurchase of Shares would be those legally available for such use under the Company's Memorandum and Articles of Association and the applicable laws of Hong Kong.

(iv) There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 30th June, 2002 in the event that the repurchases were to be carried out in full at any time during the proposed repurchase period. However, the directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

(v) There are no directors or (to the best of knowledge of the directors having made all reasonable enquiries) any associates of directors of the Company who have a present intention, in the event that the general mandate is granted by shareholders, to sell Shares to the Company.

(vi) The directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) The directors are not aware of any consequences which would arise under the Hong Kong Code on Takeovers and Mergers as a consequence of any repurchases pursuant to the general mandate. As at 27th September, 2002, Hang Lung Group Limited together with its subsidiaries were beneficially interested in an aggregate of 1,764,118,570 Ordinary Shares representing 61.1 per cent. of the Ordinary Shares in the share capital of the Company in issue as at that date.

(viii) No repurchases have been made by the Company of Shares whether on the Stock Exchange or otherwise in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any such Shares to the Company in the event that the general mandate is granted by shareholders.

(x) The highest and lowest prices at which the Ordinary Shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest *(HK$)*	**Lowest** *(HK$)*
September 2001	8.600	6.250
October 2001	8.550	7.050
November 2001	8.550	7.800
December 2001	8.650	7.700
January 2002	8.900	7.800
February 2002	8.300	7.700
March 2002	8.150	7.250
April 2002	8.850	7.150
May 2002	9.300	8.450
June 2002	9.200	8.350
July 2002	9.000	7.950
August 2002	8.450	7.600

(xi) There was no trading in the Convertible Preference Shares of the Company on the Stock Exchange in each of the previous twelve months.

(vi) 董事已向聯交所承諾將按上市規則及香港法例之規定根據全面授權行使本公司之權力購回股份。

(vii) 董事並不知悉因根據全面授權購回任何股份而產生按照香港公司收購及合併守則所規定之任何後果。於二零零二年九月二十七日，恒隆集團有限公司及其附屬公司共實益擁有本公司普通股股份總額十七億六千四百一十一萬八千五百七十股，佔當日本公司之已發行普通股股本權益百分之六十一點一。

(viii) 本公司並無於本文件刊發日期之前六個月內在聯交所或其他地方購回本身之普通股股份。

(ix) 本公司之關連人士(定義見上市規則)並無知會本公司表示有意於股東給予全面授權後將本公司之股份售予本公司，該等人士亦無向本公司承諾不會將任何該等股份售予本公司。

(x) 以下為本公司普通股股份於過去十二個月在聯交所每月錄得之最高及最低成交價：

	最高 (港元)	最低 (港元)
二零零一年九月	8.600	6.250
二零零一年十月	8.550	7.050
二零零一年十一月	8.550	7.800
二零零一年十二月	8.650	7.700
二零零二年一月	8.900	7.800
二零零二年二月	8.300	7.700
二零零二年三月	8.150	7.250
二零零二年四月	8.850	7.150
二零零二年五月	9.300	8.450
二零零二年六月	9.200	8.350
二零零二年七月	9.000	7.950
二零零二年八月	8.450	7.600

(xi) 於過去十二個月，本公司可換股優先股股份在聯交所每月均無成交。

說明書

以下之**說明書**為根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)必須就擬於二零零二年十一月二十二日舉行之股東週年大會上建議之有關購回股份全面授權而寄予股東，並根據公司條例第49BA(3)段規定而構成之備忘錄：

(i) 現建議本公司可購回於通過決議案批准全面授權當日之本公司已發行每股面值港幣一元之普通股股份(「普通股股份」)及每股面值港幣七千五百元之可換股累積優先股股份(「可換股優先股股份」)(總稱「股份」)最多達百分之十。於二零零二年九月二十七日(確定有關數字之最後實際可行日期)，本公司之已發行普通股股份及可換股優先股股份數目分別為二十八億八千九百三十三萬三千九百零七股及十一萬二千四百三十五股。按上述數字(及假定於二零零二年九月二十七日至該決議案通過之日期間並無因行使本公司現時發行之可換股優先股股份所附之換股權而增發普通股股份以及並無購回普通股股份及可換股優先股股份)計算，董事將獲授權購回普通股股份及可換股優先股股份分別最多達二億八千八百九十三萬三千三百九十股及一萬一千二百四十三股。

(ii) 董事相信向股東尋求全面授權使董事可於市場上購回股份乃符合本公司及其股東之最佳利益。該等購回事宜(在視乎當時之市場情況及資金安排而定)，可提高本公司之資產淨值及其每股資產值及／或每股盈利；而僅於董事相信該等購回事宜將令本公司及其股東受惠時方會進行。

(iii) 根據購回股份授權而購回股份之所需資金，將來自本公司可運用之流動現金及／或營運資金。用於購回股份之資金，本公司僅根據公司之組織章程大綱及細則以及香港之適用法例，由可合法作此用途之款項撥付。

(iv) 倘若於建議購回期間內任何時間本公司全面實行購回權力，將可能對本公司之營運資金或資產負債比率(指對比截至二零零二年六月三十日止年度年報內之已審核賬目所披露之狀況而言)造成不利影響。然而，董事倘認為實行購回權力致使本公司需不時具備之營運資金或資產負債水平會有重大之不利影響時，將不會建議行使購回權力。

(v) 目前並無任何董事或(就董事在作出一切合理查詢後所知)任何本公司董事之聯繫人擬於股東給予全面授權後向本公司出售股份。

根據上市規則第17章，計劃構成一項股份期權計劃，故須待本公司及恒隆集團有限公司之股東於股東週年大會上批准後，方可採納計劃。

本公司已向聯交所申請，批准因行使按計劃授出之期權而將予發行之股份上市及買賣。

計劃之詳細條款，可由本文件日期起至本公司應屆股東週年大會日期(包括該日)止，於本公司之註冊辦事處(地址為香港德輔道中四號渣打銀行大廈二十八樓)及於該股東週年大會上查閱。

(d) 在上文第(a)至(c)段之規限下，根據計劃條款而作出之任何次要變動或改動，毋須由董事局向股東取得批准。

(e) 除第23(d)段所述者外，不得改動計劃，以致任何承授人於有關改動當日已享有之任何權利受到不利影響。

(f) 在上市規則及第23(a)及(b)段適用條文之規限下，董事局可因恩恤理由或任何其他理由，隨時酌情決定刪除、豁免或解除與承授人訂立之期權協議所定之條件、限制或規限。

(g) 經修訂計劃之條款及據此授出之期權，須符合上市規則不時生效之有關規定。

24. **計劃終止**

董事局可隨時通過決議案終止計劃。在這情況下，將不會於計劃終止後再授出任何期權，惟計劃之條文在其他各方面將仍十足效力及效用。所有於計劃終止前授出但於終止當日尚未獲行使之期權，將仍然有效。

25. **法律**

計劃及按此授出之所有期權，均受到香港法例所監管。

乙. 股份期權計劃之其他資料

現建議採納將於二零零二年十一月二十二日舉行之股東週年大會上提呈予股東批准之計劃。

計劃宗旨乃鼓勵及獎勵對本集團有貢獻之經挑選參與者，而計劃之規定可促使達致該目的。根據計劃，董事局有權在各情況下，按其認為相關之因素，決定任何期權之條款及條件，從而使董事局向其認為對本集團有建樹之參與者授出期權。董事局乃根據參與者之服務年資、工作經驗與行業知識，或彼等透過提供產品與服務而對本集團之業務增長與成就作出貢獻等因素而決定彼等對本集團之建樹。董事局根據計劃而獲授權制定最少持有期限及/或表現目標，作為授出任何期權之條件，以及計劃規定之最低認購價，均有助保障本公司之價值，同時達致計劃目標。

經考慮計算期權價值時涉及之一些未明確之重要變數後，現不宜呈列所有期權(可按計劃授出)之價值，猶如彼等已予授出，因這對股東並無意義。該等變數包括行使價、行使期、任何凍結期、任何已制定之表現目標，以及若發生董事局不能預測或控制之事宜(按計劃所列明)，則期權可能會於彼等各自行使期屆滿前作廢或予以註銷之情況。

期權）悉數行使而發行及將予發行之股份，(a)合共超過本公司已發行股本百分之零點一；及(b)根據股份在董事局舉行會議建議進一步授出期權當日之收市價計算，總值超過港幣5,000,000元者，均不得授出。在該股東大會上，向主要股東或獨立非執行董事或任何彼等各自之聯繫人授出期權之事宜，須得到本公司股東批准，方可進行，而本公司所有關連人士必須放棄投票；惟若任何關連人士已知會本公司其有意投票反對該項決議案，且此一意願已於致股東之有關通函內述明，則屬例外。

只要上市規則有所規定，更改已授予承授人（其為主要股東或獨立非執行董事或任何彼等各自之聯繫人）之期權條款，必須事先經股東於股東大會上，以普通決議案批准。

22. **股本架構重組之影響**

若有任何期權仍屬可行使，而本公司之股本架構發生變動，不論該等變動為發行紅股、供股、股份合併或拆細、削減股本，均須對下列各項作相應修訂（如有）：尚未行使期權所涉及之股份數目及／或面值；尚未行使期權之認購價，及／或計劃涉及之股份數目上限，並須獲核數師向董事局發出書面證明，指彼等認為該等變動乃屬公平合理（惟發行紅股毋須作如此證明之情況例外）。然而，(a)任何這類調整均須以承授人行使任何期權而可予發行之已發行股份，與發生上述事件前維持相同比例為基準，及(b)任何這類調整均不得使股份以低於其面值發行。發行證券作為交易之代價，不得視為須進行有關修訂之情況。

若本公司之股本架構有任何變動，則本公司須於接獲承授人行使其期權之通知後，知會該承授人有關變動事宜，並須知會該承授人，指將按本公司接獲核數師就此而發出之證明進行有關變動，或若尚未取得有關證明書，則將事實告知該承授人，並指示核數師盡快發出有關證明書。

23. **計劃改動**

(a) 董事局可不時修訂計劃條文，惟（事先經股東在股東大會上通過普通決議案批准則除外）不得為承授人或準承授人利益而改動計劃，亦不得就下列各項而改動計劃：(i)計劃之目的；(ii)合資格參與者及釐定彼等是否合符資格之基準；或(iii)第4(d)、5、6、7、8、9、10、18、19、20(a)至20(e)、22、24段及此段（第23段）之條款。

(b) 除非經股東事先在股東大會上通過普通決議案批准，否則不可對計劃作出任何重大改動，亦不可對按計劃授出之期權條款作任何改動，惟根據計劃之條款自動生效之改動則除外。

(c) 必須經股東在股東大會上批准，方可更改董事局之授權，以改動計劃之條款。

(c) 重訂授權限額

在上文第20(a)分段所列限額之規限下，本公司可不時由股東通過普通決議案重訂授權限額。然而，經重訂限額後，根據計劃及本公司所有其他計劃授出之期權在悉數行使時可予發行之股份總數，不得超過有關決議案當日已發行股份之百分之十。先前根據計劃及其他計劃授出之期權(包括尚未行使、已註銷、已按計劃及其他計劃已行使或作廢之期權)，在計算經重訂限額時將不會計算在內。

(d) 向特別指定合資格參與者授出期權

本公司可在股東大會上尋求股東另行批准授出超過授權限額之期權，惟超過限額之期權僅可授予本公司於尋求有關批准前特別指定之合資格參與者。就批准進一步授出有關期權而言，批授日期應被視為董事局會議之日期。

(e) 各合資格參與者之限額

除非股東根據上市規則在股東大會上批准普通決議案，否則因行使授予合資格參與者之期權而已發行及將予發行之股份總數，不得超過任何十二個月期間內已發行股份之百分之一。若股東於股東大會上批准有關授予合資格參與者超過該限額之期權之普通決議案，就批准進一步批授期權而言，批授日期應被視為董事局會議之日期。

(f) 調整股份數目上限

若本公司股本架構有任何變動，則股份數目上限應按核數師書面證實為適當之方式，透過發行紅股、供股、將本公司股本合併、拆細或削減予以調整。

21. **向關連人士(定義見上市規則)授出期權**

只要上市規則有所規定，凡向本公司董事、行政總裁、主要股東或彼等各自之任何聯繫人授出期權，均須經本公司獨立非執行董事(不包括建議批授期權對象之獨立非執行董事)批准。只要上市規則有所規定，除已向本公司股東發出通函並且獲股東在股東大會上特別批准外，凡向本公司任何主要股東或獨立非執行董事或彼等各自之聯繫人授出期權，倘會導致該名人士在截至董事局會議建議進一步授出期權之日(包括當日)止十二個月內，因根據計劃及本公司任何其他計劃已授出或將授出之期權(包括已行使、已註銷及尚未行使之

17. **本公司自願清盤時之權利**

倘若本公司向股東發出通告召開股東大會，以考慮及酌情通過有關本公司自願清盤之決議案，本公司須於其向各股東寄發有關通知當日或之後盡快向所有承授人發出有關通知(連同一份有關本段條文存在之通知)，而各承授人(或其遺產代理人)有權最遲於建議召開之股東大會舉行前七個營業日，向本公司發出書面通知，連同該項通知所涉及之股份總認購價之全數款項，藉以就所授出之期權所涉及之部份或全部股份行使其期權(以未行使者為限)，而本公司須盡快(無論如何不得遲於緊接上述建議召開之股東大會舉行日期前之營業日)配發有關之入賬列作繳足股份予承授人。倘該決議案獲通過，一切期權除非於先前根據計劃已獲行使，否則全部作廢。

18. **期權失效**

在董事局按照第4及8段酌情延長根據期權必須認購股份之期限之規限下，於下列期間(以最早發生者為準)期權將自動失效及不得行使：(a)有權認購股份之期限屆滿時；(b)第11、12、13、15、16或17段所述導致作廢之情況之日期或事件、或任何期間屆滿時；及(c)董事局證明第9段遭違反之日，包括承授人於該期權就第三者設立權益所訂立之任何協議。

19. **註銷期權**

在取得合資格參與者批准後，本公司可根據計劃條款將已授出但未獲行使及仍然有效之期權註銷。倘本公司註銷期權及發行新期權予同一承授人，本公司只可根據尚有未發行期權(不包括已註銷期權)之計劃按第20(a)至(f)段所載之限額發行該等新期權。

20. **可供認購之最高股份數目**

(a) 最高限額

在上市規則之規限下，根據計劃及本公司任何其他計劃授出及尚未行使之期權，在悉數行使時可予發行之股份數目上限，不得超過不時已發行股份之百分之三十。本公司不得根據計劃或其任何其他計劃授出任何會導致超出該限額之期權。

(b) 授權限額

在第20(c)及(d)段之條文之規限下，因行使按計劃及任何其他計劃授出之所有期權(就此而言，不包括根據計劃及任何其他計劃之條款而已作廢之期權)而可能予以發行之股份總數，不得超出於採納計劃當日已發行股份之百分之十，即288,933,390股股份(「授權限額」)。

權後違反承授人或該公司與本集團有關成員公司訂立之合約，則其尚未行使之期權在董事決定發生該等事件之日，將會自動失效，及不可行使。

14. **由於本集團成員公司獨立上市或出售，或出售本集團成員公司業務等原因而終止參與資格後之權利**

倘董事局認為，由於本集團成員公司獨立上市或出售，或出售本集團成員公司業務等原因，承授人應不再被視為合資格參與者，或倘本公司或本集團另一成員公司重組或與另一公司合併(下文第15及16段不適用)，則董事局可酌情：(a)於收購、繼續存在或新上市公司內，授出與期權等同之公平價值之代替期權或股份購買權而作出其認為適當之安排；(b)與承授人達致其認為適當之安排，包括向承授人(或其遺產代理人)支付相等於可予行使之期權之公平價值之現金補償；(c)豁免尚未行使期權之任何授予期權之條款；或(d)准許期權根據其原本條款繼續有效。

15. **獲提出收購時之權利**

倘若所有股份持有人(或除卻收購人及／或由收購人控制之任何人士及／或與收購人聯合行動或一致行動之人士以外之所有人士)獲以收購方式提出全面收購建議，而該項收購建議在各方面成為或宣佈為無條件，則承授人(或其遺產代理人)有權於其後二十八日內(或由董事局認為使承授人可按股份持有人之類似基準參與收購建議之較長期限)書面通知本公司就所授出期權所涉及之部份或全部股份行使期權(以未行使者為限)，惟倘期權於上述期間未獲行使將告作廢。

16. **妥協或安排時之權利**

倘本公司與其股東或債權人之間，就本公司與任何其他公司之合併而建議作出妥協或安排，則本公司須於向本公司股東或債權人發出通告召開考慮有關妥協或安排之大會之同日，向承授人發出有關通知。該名承授人(或其遺產代理人)有權於該日起計兩個曆月內或由該日起至法院准許該項妥協或安排當日為止(取較短之期間)，就所授出之期權所涉及之部份或全部股份行使其期權(以未行使者為限)，惟上述之期權行使事宜，須待該等妥協或安排獲法院准許並且生效，方可進行。而在該等妥協或安排生效後，所有期權除非於先前已根據計劃獲行使，否則將全部作廢。本公司可要求承授人(或其遺產代理人)轉讓或以其他方式處理在該等情況行使期權而予以發行之股份，務求令承授人之處境與假設該等股份受到有關妥協或安排影響之處境大致相同。

8. **期權有效期**

期權涉及之股份之有效認購期限由董事局在授出期權時全權決定，但該期間不得超過上市規則許可之任何最長期限，目前為有關期權授出之日起計十年。

9. **權利屬承授人個人享有**

期權屬承授人個人享有，不得出讓或轉讓。

10. **股份之地位**

行使期權而獲配發及發行之股份，須受本公司不時有效之組織章程細則之所有條文約束，並將會與配發當日已發行繳足股份享有同等地位，或(如本公司在該日暫停辦理股份過戶登記手續)與股東名冊重新辦理登記之首日之現有已發行繳足股份在各方面享有同等地位。

11. **身故、患病、受傷或殘疾後之權利**

倘若承授人身故，其遺產代理人可於十二個月期間內行使期權(以身故當日可予行使者為限)，否則期權將告作廢。

倘承授人因患病、受傷或殘疾而不再為合資格參與者，其本人或遺產代理人可於六個月期間內行使期權(以終止合資格當日可予行使者為限)，否則期權將告作廢。

12. **因其他原因終止合資格參與者身份時之權益**

倘承授人因第11、13或14段所述情況以外之情況而不再為合資格參與者，則除非承授人之期權協議另有規定，否則承授人可由終止其合資格參與者身份之日起三個月(或董事局決定之較長期間)內，行使其期權(以終止當日可予行使者為限)，惟於期權協議所載之期權有效年期屆滿後不得行使。倘於指定時間內期權不獲行使，期權將告作廢。就此而言，任何合約或委任之屆滿至其於三十日內重續之期間概不得視為終止合約。

13. **因嚴重失職、違反合約、破產、無償債能力等而終止參與資格**

倘承授人為僱員，但因終止僱用而不再為合資格參與者，而終止僱用之原因(包括嚴重失職、破產或與債權人訂立償債安排或妥協、或被裁定涉及誠信或誠實之任何刑事罪行等)致使僱主可根據承授人之僱傭合約或其他協議之條款在毋須通知之情況下終止其僱用，則該承授人獲授之期權亦即時作廢。

倘發生與承授人(非僱員)有關之任何事件，而如果該人士為僱員，本公司應該有權如上文所述毋須通知而終止其僱用，則該承授人獲授之期權亦即時作廢。

倘承授人於獲授期權之日，因其屬於(d)、(e)、(f)或(g)段所界定之「合資格參與者」，而該承授人現已不再符合有關資格，或其或如該段所述其為董事或僱員之公司在授出該期

4. **行政管理**

董事局負責管理計劃，並可酌情及基於其認為有關之因素決定以下事宜：

(a) 向其不時揀選之合資格參與者授出期權；

(b) 決定何時授出期權；

(c) 決定每份期權所涉及之股份數目；

(d) 決定每份期權之條款和條件；

(e) 批准載列特定期權授出條款之期權協議之格式；

(f) 詮釋及解釋計劃及期權之條款及條件；

(g) 規定、修訂及廢除有關計劃之規則和規例；及

(h) 在計劃之其他條文規定下，有權修改任何期權協議之條款及條件，包括延長根據期權認購股份之期限(受下文第8段規限)以及豁免或修訂(全部或部份)規限期權之任何條件。

5. **授出期權**

根據計劃之條款、上市規則及一切適用法律及其他規例並在其規限下，董事局有權於本公司採納計劃日期起計十年內，隨時向任何由董事局全權揀選之合資格參與者提出批授期權。

6. **接納授出期權**

接納授出期權應付之代價為董事局可全權酌情釐定之款項。於承授人正式簽署期權協議之複本，連同繳付予本公司作為授出期權之代價交到本公司在期權協議上訂明之地點，期權將被視為已獲接納。該等代價均不予退還。於接納期權時，有關之期權(若干例外情況除外)須被視為於提出當日授出。

7. **認購價**

行使期權應付之認購價須為董事局在授出有關期權時全權釐定之價格，可根據期權將予行使之各個期間釐定為不同價格，惟該認購價不得低於下列各項中之較高者：(a)於授出日期聯交所發出之每日報表所列股份在聯交所之收市價；(b)在緊接授出日期前五個營業日聯交所發出之每日報表所列股份在聯交所之平均收市價；及(c)股份之面值。

「承授人」	指	根據計劃之條款接納授予之合資格參與者，或該名合資格參與者之遺產代理人；
「本集團」	指	本公司及其控股公司及附屬公司，及該等控股公司之附屬公司；
「上市規則」	指	聯交所證券上市規則(以經修訂者為準)；
「期權」	指	根據計劃授出可認購股份之期權；
「遺產代理人」	指	根據適用於承授人身故後承繼事宜之法例，有權行使有關承授人獲授之期權之人士或該等人士；
「計劃」	指	本概要所述之股份期權計劃(指其現有或任何經修訂形式)；
「調配人」	指	調配為本集團任何成員公司工作之人士；

1. **目的**

計劃旨在讓本公司向經揀選之參與者授出期權，作為鼓勵或獎勵彼等為本集團作出之貢獻。

2. **合資格人士**

根據計劃之條款及上市規則之規定並在其規限下，董事局可向由其全權揀選之任何合資格參與者授出期權。

3. **控股公司之股東或獨立非執行董事批准**

只要上市規則有所規定及本公司任何控股公司之股份仍在聯交所上市，則計劃內任何規定須獲得本公司股東或獨立非執行董事批准之條文，須詮釋為同時須獲得該控股公司之股東或獨立非執行董事(視情況而定)批准。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件按照上市規則，載列有關本公司之資料詳情。各董事願就本文件所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本文件並無遺漏其他事項，導致本文件所載任何聲明有誤導成份。

股份期權計劃主要條款之概要及其他資料

甲. 股份期權計劃主要條款之概要

以下為將於股東週年大會上提呈以供批准之股份期權計劃(「計劃」)主要條款之概要：

在計劃內，下列詞彙之涵義如下：

「合資格參與者」 指 任何：

(a) 僱員；

(b) 本集團任何成員公司之非執行董事及任何獨立非執行董事或任何行政人員；

(c) 調配人員；

(d) 本集團任何成員公司之業務夥伴、代理、顧問或代表；

(e) 本集團任何成員公司之貨物或服務供應商，或任何該等供應商之任何董事或僱員；

(f) 本集團任何成員公司之客戶或任何該等客戶之董事或僱員；

(g) 向本集團任何成員公司提供研究、開發或其他技術支援或任何諮詢、顧問、專業或其他服務之人士或機構，或任何該等機構之董事或僱員；

「僱員」 指 本集團任何成員公司之任何執行董事或僱員，或接納本集團任何成員公司僱用(及正待到任)之任何人士(上述各情況包括全職及兼職僱員)；

三、有關上述第五A項決議案是向股東徵求批准給予董事全面授權以購回股份。

四、有關上述第五B項之決議案，董事特此闡明本公司目前並無計劃發行任何新股。是項全面授權乃遵照香港聯合交易所有限公司證券上市規則而向股東徵求批准。

五、有關上述第五C項決議案是向股東徵求批准擴大董事所獲有關發行股份之全面授權，將根據第五A項決議案所授權力而購回之股份數目加入其內。

六、上文第六項決議案所指載有本公司之股份期權計劃主要條款之概要隨附於本通告。

七、就上文第七項決議案而言，將會向股東尋求批准修訂組織章程細則，以准許本公司可受惠於新法例，能夠向股東提供選擇收取財務摘要報告，以代替本公司之財務文件，以及可選擇放棄收取財務摘要報告或本公司之財務文件或任何其他公司文件之印製本，而選擇依賴閱覽本公司電腦網絡上刊登之該等文件之版本，並容許本公司以英文或中文發出該等公司文件。

E. 按下文所述修訂章程細則第173條：

(a) 於章程細則第173條第一行「任何通告」等詞之後加入「或文件」一詞；及

(b) 於章程細則第173條句末加入以下一段：

「以電子通訊方式發出之任何通告或文件，將被視為已於本公司或其代理人之伺服器或其他傳送裝置當日發出。於本公司之電腦網絡刊登之文件，須被視為本公司於向股東發出刊登通告翌日發出。於本公司之電腦網絡上刊登之刊登通告，須被視為於上載至本公司電腦網絡上當日向股東發出。」；

F. 於章程細則第176條第二行「任何股東之登記地址」等詞之後加入「或以獲准許之任何方式發出及」等詞；及

G. 緊隨現有之章程細則第177條後加入以下之新章程細則第177A條：

「任何通告或文件(包括有關之財務文件或財務摘要報告)可以英文或中文(或中英雙語)向股東發出，惟須妥善遵守一切適用法律、規則及規例(包括但不限於香港聯合交易所有限公司不時制定之規則)。」」

八、 其他事項。

承董事局命
秘書
程式榮
謹啟

香港，二零零二年十月八日

註冊辦事處：
香港
德輔道中四號
二十八樓

附註：

一、 凡有權出席股東週年大會及於會上投票之股東，可委派一位或多位代表出席，並於表決時代為投票；代表人毋須為本公司股東。所有代表委任書須於開會前或其任何延會前最少四十八小時送抵本公司註冊辦事處，地址為香港德輔道中四號二十八樓，方為有效。

二、 本公司將於二零零二年十一月十三日(星期三)至二零零二年十一月十五日(星期五)(首尾兩天包括在內)暫停辦理股票過戶登記手續。如欲享有建議之普通股末期股息，須於二零零二年十一月十二日(星期二)下午四時前將所有過戶文件連同有關股票送交本公司股票過戶及登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓，辦理過戶手續。

「電子通訊」指透過電訊系統(具備香港法例第106章電訊條例所賦予之涵義)或以任何其他電子方式傳達之通訊(不論是由一名人士傳送至另一人、由一種工具／裝置傳送至另一種，或由一名人士傳送或接收至一種工具／裝置)；

B. 於章程細則第167(B)條句末加入下文：

「(C) 在妥善遵守公司條例、一切適用法律、規則及規例(包括但不限於香港聯合交易所有限公司不時制定之規則)，並須取得其規限下一切同意(如有)之情況下，按規定須於本公司股東週年大會舉行前寄發根據本章程細則第(B)段所述之本公司之財務文件，通過向該等人士寄發一份取材自該等財務文件之財務摘要報告，以代替寄發財務文件全文，將被視為已對該等人士履行上述規定，而財務摘要報告須按一切適用法律、規則及規例所定之形式編製及載列規定提供之資料。

(D) 在妥善遵守公司條例、一切適用法律、規則及規例(包括但不限於香港聯合交易所有限公司不時制定之規則)，並須取得其規限下一切同意(如有)之情況下，按規定須寄發根據本章程細則第(B)段所述之本公司之財務文件或根據本章程細則第(C)段所述之財務摘要報告，通過於本公司電腦網絡或任何其他獲准許方式(包括以任何電子通訊形式發出)刊發該等財務文件或財務摘要報告(視乎情況而定)，以代替寄發該等文件之印製本，將被視為已對該等人士履行上述規定，惟須得該等人士同意或按適用法律、規則及規例被視為已同意以該等方式刊發或接收該等文件，作為經已履行本公司須向其寄發該等文件之責任。」；

C. 於章程細則第171條第七行「中文報章」等詞之後加入以下一段：

「或就根據章程細則第167條(D)段刊發本公司財務文件或財務摘要報告(視乎情況而定)而言，透過將其刊登於本公司之電腦網絡上，並向該條文(D)段所指之人士發出通告，述明現可到本公司之電腦網絡閱覽財務文件或財務摘要報告(「刊登通告」)。刊登通告可通過刊登於本公司之電腦網絡或電子通訊或本章程細則所列之任何一種方式，向股東發出通知。」；

D. 於章程細則第171條第七行「如為股份之聯名持有人，所有通告」等詞後加入「或該等文件」一詞；

此項決議案通過後所購回之本公司股本面值額最多為於此項決議案通過日期之已發行股本，有關普通股：面值總額百分之十之普通股股本，及有關可換股優先股：面值總額百分之十之可換股優先股股本，而上文之批准亦須受此限制；及

(d) 就本決議案而言：

「供股」指由本公司董事向於一指定記錄日期登記在股東名冊上之本公司股份或其中任何類別之股份持有人，根據其當時所持有該等股份或其中任何類別之股份按比例發出配售股份或其他證券之建議，於一指定之期限內有效者（惟本公司董事可就零碎股份，或因香港以外任何地區之法例或任何認可監管機構或證券交易所之規定所限，而作出其認為必須或權宜之例外處理方式或其他安排）。」

C. 「**動議**授權本公司董事行使依照本大會通告中第五B項決議案之(a)段所賦予之權力，用於該決議案之(c)段中第(cc)段內有關本公司股本之事項。」

六、「**動議**待本公司控股公司恒隆集團有限公司之股東於股東週年大會上批准股份期權計劃（股份期權計劃之主要條款載於連同此通告寄予股東之概要內，而載列股份期權計劃所有條款並註有「A」字式樣之文件已呈交大會，並由大會主席簽署，以資識別（「股份期權計劃」））；以及待香港聯合交易所有限公司批准因行使根據股份期權計劃授出之任何股份期權而須予發行之股份上市及買賣後，批准及採納股份期權計劃成為本公司之股份期權計劃，而本公司之董事局或其正式委任之任何委員會獲得授權根據股份期權計劃授出股份期權、根據股份期權計劃配發及發行股份，以及採取其認為實施股份期權計劃而言屬必需或合適之行動及就任何相關事項投票，不論彼等或任何一人是否於其中擁有權益。」

考慮並酌情通過下列決議案為特別決議案：

七、「**動議**如下文所述修訂本公司之組織章程細則：

A. 如下文所述之方式修訂章程細則第2條：

(a) 於「「書面」或「印刷」」之釋義內「非短暫形式」一詞後面加入「（包括電子通訊）」一詞；及

(b) 於「報章」之釋義後加入以下之新釋義：

「地址」具備一般所賦予之含義，並包含任何傳真號碼、電子號碼或用作該等用途之電子地址；

「通訊」包含聲音或影像或兩者俱備之通訊形式；

(d) 就本決議案而言，「有關期間」指由本決議案通過時起至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按法律規定召開下屆股東週年大會之期間屆滿時；及

(iii) 本公司股東在股東大會上以普通決議案撤銷或更改根據本決議案所賦予之權力。」

B. 「**動議：**

(a) 在下文(c)段之規限下及根據公司條例第57B段，全面及無條件批准本公司董事於有關期間內(定義見本大會通告中第五A(d)項決議案)行使本公司之一切權力配發、發行及處理本公司之額外股份，及配發、發行或授予可轉換本公司股份之可換股證券，或股份期權或認股權證或類似權利認購任何該等股份或該等可換股證券，以及作出或授予可能引致須行使該項權力之售股建議、協議及股份期權；

(b) 根據上文(a)段之批准，本公司董事可於有關期間內配發、發行或授予可轉換本公司股份之可換股證券，以及作出或授予可能須於有關期間屆滿後始行使該項權力之售股建議、協議及股份期權；

(c) 本公司董事可根據上文(a)段之批准配發或在有條件或無條件情況下同意配發(不論是否根據一項股份期權而配發者)之股本面值總額，除按照(i)供股(定義見下文)、(ii)根據本公司發行之任何認股權證之條款，或任何可換股優先股(定義見本大會通告中第五A(c)項決議案)而行使之認購權或所附之換股權、(iii)當時已採納之任何股份期權計劃或類似安排而授予或發行本公司股份或認購權予本公司及／或其任何附屬公司之行政人員及／或僱員，或(iv)根據本公司組織章程細則任何以股份代替股息形式或類似安排而配發代替全部或部份股息之股份外，將不得超過以下各項之總和：(aa)有關普通股(定義見本大會通告中第五A(b)項決議案)：於此項決議案通過日期之本公司已發行之普通股股本面值總額百分之二十、及(bb)有關可換股優先股：於此項決議案通過日期之本公司已發行之可換股優先股股本面值總額百分之二十、及(cc)如董事根據本公司股東之另一項普通決議案(即本大會通告中第五C項決議案)所授權，於

恒隆地產有限公司
HANG LUNG PROPERTIES LIMITED

股東週年大會通告

茲通告本公司訂於二零零二年十一月二十二日(星期五)上午十時正假座香港中環德輔道中四號渣打銀行大廈二十八樓召開股東週年大會，討論下列事項：

一、 省覽截至二零零二年六月三十日止年度之財務報表及董事局與核數師報告。

二、 宣布派發普通股末期股息。

三、 重選董事並授權董事局釐定董事袍金。

四、 重聘核數師及授權董事釐定其酬金。

作為特別事項：

考慮並酌情通過下列決議案為普通決議案：

五、 A.「**動議：**

(a) 在下文(b)及(c)段之規限下，全面及無條件批准本公司董事於有關期間內(定義見下文)行使本公司之一切權力購回本公司股份；

(b) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司每股面值港幣一元之普通股(「普通股」)股份面值總額將不得超過本公司於此項決議案通過日期之已發行普通股股本面值總額百分之十，而上文之批准亦須受此限制；

(c) 根據上文(a)段之批准，本公司於香港聯合交易所有限公司、Societe de la Bourse de Luxembourg(盧森堡證券交易所)，或於證券及期貨事務監察委員會以及香港聯合交易所有限公司根據香港股份購回守則所承認之任何其他證券交易所，可購回之本公司每股面值港幣七千五百元之可換股累積優先股(「可換股優先股」)股份面值總額將不得超過本公司於此項決議案通過日期之已發行可換股優先股股本面值總額百分之十，而上文之批准亦須受此限制；及

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31 December 2002

To : E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : Hang Lung Properties Limited
(Name of Company)
Joe K F Poon – Manager
Computershare Hong Kong Investor Services Limited - Share Registrars Tel No.: 2862 8522
(Name of Responsible Official)

Date : 8 January 2003

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

√ 1. Ordinary shares   2. Preference shares

√ 3. Other classes of shares; please specify: Convertible Cumulative Preference Shares

4. Warrants; please specify:

(B) Movement in Authorised Share Capital:

	No. of Ordinary Shares/ Preference Shares/ Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
Increase/(Decrease): (AGM approval date:)	N/A	N/A	N/A
Balance at close of the month:	4,500,000,000 200,000	HK$1.00 HK$7,500.00	HK$4,500,000,000 1,500,000,000
			HK$6,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary Shares	No. of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month:	2,889,333,907	112,435	
Increase/(Decrease) during the month:	N/A	N/A	
Balance at close of the month:	2,889,333,907	112,435	

(D) Details of Movement:

*please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. ________ *Exercise price:* *HK$* ________ 2. ________ *Exercise price:* *HK$* ________						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ *Subscription price:* *HK$* ________ 2. ________ *Subscription price:* *HK$* ________						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
Preference shares *Convertible price:* *HK$* 10.10	112,435	N/A			112,435	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and Allotment Date:				
Placing	Price:	Issue and Allotment Date:				
Bonus Issue		Issue and Allotment Date:				
Scrip Dividend		Issue and Allotment Date:				
Repurchase of Share		Cancellation Date:				
Redemption of Share		Redemption Date:				
Consideration Issue	Price:	Issue and Allotment Date:				
Others: ________ (please specify)	Price:	Issue and Allotment Date:				
Total no. of ordinary shares/preference shares/other classes of shares /(decreased) during the month:						N/A

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Remarks: ______________________

____

Authorised Signatory

Name: Joe K F Poon
Title: Manager - Client Services

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

AC